

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



1057877

DIVISION OF
CORPORATION FINANCE



04048918

October 21, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 10/21/2004

Elizabeth W. Powers
LeBoeuf, Lamb, Greene & MacRae L.L.P.
125 West 55th Street
New York, NY 10019-5389

Re: IDACORP, Inc.
Incoming letter dated September 29, 2004

Dear Ms. Powers:

This is in response to your letter dated September 29, 2004 concerning the shareholder proposal submitted to IDACORP by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
NOV 03 2004
THOMSON FINANCIAL

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

LeBoeuf, Lamb, Greene & MacRae
L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

125 West 55th Street
New York, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500
E-MAIL ADDRESS: EPOWERS@LLGM.COM
WRITER'S DIRECT DIAL: (212) 424-8662

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
HARRISBURG
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
NEWARK
PITTSBURGH
SALT LAKE CITY
SAN FRANCISCO

LONDON
(A LONDON-BASED MULTINATIONAL PARTNERSHIP)
PARIS
BRUSSELS
JOHANNESBURG
(PTY) LTD.
MOSCOW
RIYADH
(AFFILIATED OFFICE)
BISHKEK
ALMATY
BEIJING

1934 Act
Rule 14a-8(d)
Rule 14a-8(f)
Rule 14a-8(h)(3)

September 29, 2004

BY FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: IDACORP, Inc. — Shareholder Proposal

Ladies and Gentlemen:

We are writing on behalf of IDACORP, Inc., an Idaho corporation (the "Company"), with regard to a shareholder proposal (the "Proposal") and a supporting statement dated May 14, 2004 (the "Original Supporting Statement") and a revised supporting statement dated May 25, 2004 (the "Revised Supporting Statement" and, together with the Original Supporting Statement, the "Supporting Statements") submitted by Mr. John Jennings Crapo (the "Proponent") in connection with the annual meeting of the Company's shareholders to be held in May 2005. We believe that the Proposal and the Revised Supporting Statement may be properly excluded from the Company's 2005 proxy materials (the "2005 Proxy Materials"), pursuant to Rule 14a-8(h)(3), Rule 14a-8(d) and Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We also believe that any other proposals that may be made by the Proponent may be properly excluded from the Company's materials for all shareholders' meetings to be held in 2005 and 2006 pursuant to Rule 14a-8(h)(3). We respectfully request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal and the Revised Supporting Statement.

Enclosed for filing pursuant to Rule 14a-8(j) of the Exchange Act are six copies of this letter, the Proposal, the Original Supporting Statement and the Revised Supporting Statement. We are forwarding a copy of this letter to the Proponent as required.

I. The Proposal and the Supporting Statements

The Proposal and Original Supporting Statement, dated May 14, 2004, are as follows:

MY SHAREHOLDER PROPOSAL

We shareholders and proxies ballotting in Meeting of Shareholders voting in person and by proxy ballot respectfully request the Honorable Board of Directors ("Board") of IDACORP to present to us a properly worded shareholder proposal which if approved will accomplish the following:

Provide for reasonable payment of travel costs to and from IDACORP stockholder meetings of shareholders who have been approved by the Honorourable United States Securities and Exchange Commission ("SEC") to present Shareholder Proposals - the travel costs to include travel costs, costs of travel, lodging, meals, similar costs to include all such meetings until the shareholder proposal is enacted.

Supporting Statement
In Brief Summary

Shareholder proponent submitted a shareholder proposal which was approved by the SEC – by a so-called action letter and said proponent had planned to present the shareholder proposal this month – the 20th – at a meeting to be held at Corporate Headquarters. Said proponent had another meeting in February where he was to present the proposal – at Manhattan, New York City, NY. That meeting was postponed for shareholder action until May 18th, 2004.

The distance from Boston, MA to New York City is similar as that from Idaho Falls, ID to Boise ID. A difficult commute that the State of Idaho provides it's Representatives and Senators in it's State Legislature Meeting at Boise, Idaho by Calendar Year 2003 Figures $15,643 annually, $99 per diem if required to maintain a second residence, $38 per diem if no second residence – for each member of the state Legislature. The figures may vary for the President of the State of Idaho Senate who is the State of Idaho Lieutenant Governor.

In the case of the proponent he doesn't have the usual residence but abodes in a shelter for homeless men – as a homeless man, at 444 Harrison Avenue, Boston, MA – who travelled by interstate bus to New York City at night and arrived at the meeting place to be told the meeting was to be held Tuesday, May Eighteenth (18th) 2004.

Proponent left New York City to Boston by interstate bus.

Proponent stayed at an inn at Boston – Holiday Inn prior to his departure for New York and upon his return to Boston and paid for his lodgings while he traveled to from New York City and while at New York City for the purpose

Proponent when he went to from the February 2004 Stockholder Meeting left his portable cart in the Holiday Inn bedroom – which is quite similar to the carts US Postal Service Letter carriers on their routes to deliver mail to avoid objections from complainants.

Costs of travel by private jets are exhorbitant. Chaufeurs other such conveniences, hotels, travel agents, et cetera are exceedingly costly and cumbersome to arrange. Corporate Directors and other Board members whose travel connected with their Board affiliations are paid for the Companies of which they collectively are the Governance.

At this time proponent can't find out when the annual Meeting of Shareholders of the Money Group, Inc. will be held and where.

Said proponent last year attended a shareholder meeting at Tampa, FL traveling to & from there by Amtrak train and bus where he presented a similar shareholder proposal and the SEC has issued an action letter which permits the shareholder proposal to be introduced and presented again.

Apparently there is no Amtrak train to Boise. There used to be Amtrak train to Boise and Pocatello, Idaho. Apparently Sandpoint, Idaho has transcontinental Amtrak train service. Amtrak bus to Boise is from Washington State apparently.

Miles

Boston to Salt Lake City, Utah	2,343
Seattle Washington	2,976
and Portland, Oregon	3,046
Seattle, Washington to Salt Lake City, Utah	836

The shareholder proposal has lots & lots of merit and the proponent has introduced and presented shareholder proposals at numerous national and regional publicly held corporations and other companies.

End of Shareholder Proposal.

* * *

Copies of the Proposal and Original Supporting Statement are enclosed as Exhibit A.

Because the length of the Proposal and Original Supporting Statement was over 500 words, it did not comply with the procedural requirements of Rule 14a-8(d). On May 18, 2004, in accordance with Rule 14a-8(f), the Company sent the Proponent a notice of his failure to follow certain of the procedural requirements for submission of shareholder proposals. A copy of that letter is enclosed as Exhibit B.

In response to the Company's letter, the Proponent submitted a Revised Supporting Statement, dated May 25, 2004, as follows:

REVISED SUPPORTING STATEMENT

4:30 PM 24 May 2004, I enter awkwardly into 444 Harrison Avenue Boston MA — to homeless men's shelter. A familiar appearing man was polite to me as I entered second door from ally.

Another familiar appearing person failed to be as cordial as I'm accustomed to him being. I went to canteen machine through crowd. I bought beverage and pastry. Environment was disruptive.

4:49 PM a public safety officer summoned a familiar appearing person accused someone at table of unlawful consumption of alcohol. Said it was against law on premises. Familiar appearing person was in corner OFC next to way.

I've fatigue. It's very noisy. My hearing hurts. Banging. Slamming…

5 PM (circa) I found my clean intimate attire for morning.

10:30 AM 25 May 2004 power outage. I set switch "0" to 60 minutes maximum permitted at 33 Traveler Street Boston MA.

Before 5:20 PM 24 May 2004 I brushed my teeth and I sprinkled water on my face. I couldn't find a towel. I've found my French/English dictionary.

5:18 PM My meal ticket. I got # ten (10)

6:21 PM FLR three I found sheets & pillow slip — near men's room area not lighted as well as like it some in bead already. Quietly I made bed.

I couldn't find my cup. I went down to FLR two (02) for paper cup. I went to fountain drank water. Brought used cup back to FLR three (03).

5:25 PM I climbed stairs FL one (01) to two (02). Familiar appearing employee on duty. I got pajama bottoms too large but wore them (later). My cart I put between wall lockers. On my way to shower I asked a familiar appearing man what his first name was. A man wouldn't let me get to end corner of shower hallway. He insisted he has rights and I said to his pal — who staggered too I want my cart in my view as I shower. I don't wish to risk my records, which I have with me.

I showered using my bar soap. I use new pen 10:55 AM 25 May 2004. I dried myself some put on my robe and my cart and I to room by stairs up to FLR three ...

6:45 PM (I use other pen.) I'm thirsty. I urinate ... flush urinal after me and I wash dry my hands with water and soap.

I become frustrated as I write.

6:55 PM to 10 PM I slept some and silently was awake too.

I had a dream - a woman was torturing me.

10:07 PM to 2:30 AM I slept some silently too I was awake I reflected as I wrote in so-called reading room this is a concentration camp like many across our nation - the United States of America...

5:38 AM 25 May 2004 Someone was insulting to me in large men's room. I was falsely accused of being unreliable. I told him I had too much to do when he departed it to

end of supporting statement.

* * *

A copy of the Revised Supporting Statement is enclosed as Exhibit C.

II. Summary

We believe that the Proposal and the Revised Supporting Statement may be properly omitted from the 2005 Proxy Materials and any other proposals made by the Proponent may be properly omitted from the proxy materials for all shareholders' meetings to be held in calendar years 2005 and 2006 pursuant to Rule 14a-8(h)(3), because neither the Proponent nor his qualified representative appeared and presented his proposal at the annual meeting of the Company's shareholders held on May 20, 2004.

In addition, we believe that the Proposal and the Revised Supporting Statement may be properly omitted from the 2005 Proxy Materials pursuant to Rule 14a-8(d) and Rule 14a-8(f), because the Proposal and the Revised Supporting Statement exceed 500 words.

III. Grounds for Omission of the Proposal and the Revised Supporting Statement

1. The Proponent Failed to Appear at 2004 Annual Meeting and Present Prior Proposal

Under Rule 14a-8(h)(1), the proponent of a shareholder proposal must attend the shareholder meeting to present the proposal or, alternatively, send a representative who is qualified under state law to present the proposal on the proponent's behalf. Rule 14a-8(h)(3) provides that if a shareholder or a qualified representative fails, without good cause, to appear and present a proposal included in the proxy materials, the company will be permitted to exclude all of the shareholder's proposals from the company's proxy materials for any meetings held in the following two calendar years.

In connection with the annual meeting of the Company's shareholders held on May 20, 2004 (the "2004 Annual Meeting") the Proponent submitted a shareholder proposal (the "Prior Proposal") recommending that the Company's board of directors disclose each year in the proxy materials the "charitable donations program" of the Company for the immediate past calendar year. The Prior Proposal was included in the Company's 2004 proxy materials. A copy of the Prior Proposal from the Company's 2004 proxy materials is enclosed as Exhibit D.

Neither the Proponent nor the Proponent's qualified representative appeared at the 2004 Annual Meeting to present the Prior Proposal. The Company's Chief Executive Officer placed the Prior Proposal before the 2004 Annual Meeting for a vote. As the Proponent himself states in his current Proposal and Supporting Statements, the Proponent did not appear at the 2004 Annual Meeting because he had to attend another shareholders' meeting in New York City two days before, the travel costs would have been exorbitant and there is no Amtrak service to Boise. The Company does not believe that the Proponent has stated a "good cause" for his failure to appear and present the Prior Proposal. Previous no-action positions of the Staff indicate that conflicts in schedules and personal inconvenience are not "good cause" for purposes of Rule 14a-8(h)(3). See, e.g., Eastman Chemical Company (available February 10, 1997)

(proponent informed the company that he would not attend because of advanced age, schedule conflicts and personal inconvenience); Tri-Continental Corporation (available March 4, 1996) (Mr. Crapo complained of the costs and inconvenience involved in traveling to the annual meeting of the company's shareholders); Harnischfeger Industries, Inc. (available December 15, 1992) (proponent stated that that he is "retired and older"); United States Steel Corporation (available January 23, 1984) (proponent attended another company's annual meeting).

Rule 14a-8(h)(3) is applicable even though the Company's Chief Executive Officer placed the Prior Proposal before the 2004 Annual Meeting for a vote. The Staff has consistently taken the position that a proponent's failure to present a proposal, in person or by proxy, for action at the meeting of shareholders at which the proposal is to be voted upon is not cured if the proposal is acted upon by shareholders at the meeting because the company or another person present at the meeting, other than the proponent's qualified representative, places the proposal before the meeting for a vote. On numerous occasions, the Staff has allowed companies to exclude proposals where a proposal was acted on at a meeting although the proponent or his qualified representative failed to present it. See, e.g., Flower Foods, Inc. (available February 18, 2004); Raytheon Company (available January 22, 2003); Eastman Chemical Company (available February 27, 2001).

In addition, the failure by a proponent or the proponent's qualified representative to present a proposal without good cause is grounds for exclusion of that proponent's proposals for the following two calendar years. See, e.g., International Business Machines (available January 2, 2004); Avaya (available November 14, 2003); Wm. Wrigley Jr. Company (available December 5, 2003).

As a result of the Proponent's failure to appear and present the Prior Proposal, we believe that under Rule 14a-8(h)(3) the Company may exclude the Proposal and the Revised Supporting Statement from the 2005 Proxy Materials and omit any proposal made by the Proponent from the proxy materials for all meetings of the Company's shareholders to be held in calendar years 2005 and 2006.

2. The Proposal and Revised Supporting Statement Exceed the Length Limitation Set Forth in Rule 14a-8(d)

Rule 14a-8(d) establishes a 500-word limitation for shareholder proposals, including any accompanying supporting statement.

The length of the Proposal and Original Supporting Statement was over 500 words. On May 18, 2004, in accordance with Rule 14a-8(f), the Company sent the Proponent a notice of this deficiency. See Exhibit B. In response to the Company's letter, the Proponent submitted the Revised Supporting Statement, dated May 25, 2004. However, the Proponent failed to cure the deficiency — the Proposal and the Revised Supporting Statement contain approximately 634 words.

Because the Proposal and the Revised Supporting Statement exceed the 500-word limitation imposed by Rule 14a-8(d) and the Proponent has failed to cure this deficiency, we believe that the Proposal and the Revised Supporting Statement may be omitted from the 2005 Proxy Materials in reliance on Rules 14a-8(d) and 14a-8(f).

The Staff has generally permitted the omission of a shareholder proposal from proxy materials where a proponent failed to revise a proposal to comply with this limitation. See Amgen, Inc. (available January 12, 2004) (allowing the omission of a revised proposal that exceeded 500 words) and Amoco Corporation (available January 22, 1997) (allowing the omission of a revised proposal of 503 words).

IV. Conclusion

Based on the foregoing, we request that the Staff concur in our view that the Company may omit (i) the Proposal and the Revised Supporting Statement from the 2005 Proxy Materials and any other proposals that may be made by the Proponent from the proxy materials for all shareholders' meetings to be held in calendar years 2005 and 2006 pursuant to Rule 14a-8(h)(3) and (ii) the Proposal and the Revised Supporting Statement from the 2005 Proxy Materials pursuant to Rule 14a-8(d) and Rule 14a-8(f). In addition, we respectfully request the Staff to confirm that no enforcement action will be recommended to the Commission if such omissions are made.

* * *

The Company expects to file proxy materials with the Commission in March 2005.

If you have any questions regarding this request, or need additional information, please telephone me at (212) 424-8662. Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it in the enclosed envelope.

Very truly yours,

Elizabeth W. Powers

Elizabeth W. Powers

Encl.

cc: Mr. John Jennings Crapo

NYB591348.1

Exhibit A

MR JOHN JENNINGS CRAPO. PRO SE . A.A. ABE, ~~NON LLB~~
IDACORP INC Homeless shareholder . NON LLB,
NON M.S. N S.S. etc ET CETERA

PO Box 400151 CAMBRIDGE MA
02140-0002 page one (01) EIGHT (08) pages printed one (01) side reverse side Blank May Fourteenth (14th) 2004

Via Certified Mail
#7003 1010 0004 6489
3118 Return Receipt
REQUESTED

IDACORP INC attention please MR ROBERT W. STAHMAN, CORPORATE SECRETARY
ESQUIRE OR MR STAHMAN'S SUCCESSOR AS ACTING CORPORATE SECRETARY
1221 WEST IDAHO STR
BOISE IDAHO

RE: MY Shareholder proposal to BE INTRODUCED IN the Proxy statement in the Next Meeting of Shareholders of IDACORP INC Next coming after MAY calendar Year 2004 AND to BE PRESENTED BY ME IN PERSON at said assembled meeting of Shareholders andproxies convened for the purpose of a Shareholder Meeting of IDACORP, INC

Dear MR STAHMAN :

I've upwards of 524 Shares of the COMMON Stock of IDACORP and for one (01) Year my ownership of stock has been ABOVE the MINIMUM threshhold requirement of the Honourable US Securities and Exchange COMMISSION for presentation of Shareholder proposals I plan to continue to OWN all the more

said stock until the adjournment of said meeting. At said meeting I plan to present this shareholder proposal and respectfully ask that it and the accompanying supporting statement be introduced in the proxy statement in its entirety of said meeting of shareholders

~~My shareholder proposal~~

TO COOPERATE WITH HON US SECURITIES AND EXCHANGE COMMISSION I ENCLOSE FOR THE INTENT to call to the attention OF IDACORP INC 195 Pages OF EXHIBITS THIS INFORMATION AND MY Letter of SUBMISSION this shareholder proposal I SEND COPY OF VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED # 7003 1010 0003 3508 1095 to the Right Honourable United States Securities and EXCHANGE COMMISSION DIVISION OF CORPORATION FINANCE OFC OF DIVISION DIRECTOR, 450 5TH Strt NW WASHINGton DC 20549- I ENCLOSE HEREIN a copy OF my letter of transmittal to said COMMISSION

IN EVENT you have questions or other comments please direct them to me by letter to me of the US Post OFC

More

From shareholder John Jennings CRAPO to
IDACORP INC OFC OF Corporation Secretary
May 14 th 2004

To me at my Post OFFICE BOX address
which is on the envelope of this article of
mail, et cetera. upper left hand corner
OF the Front piece

My shareholder proposal

We shareholders and proxies vot-
balloting IN Meeting of shareholders
IN IN Person and by proxy ballot respect-
FULLY request the Honorable BOARD OF
DIRECTORS ("BOARD") OF IDACORP to present
TO US a properly worded shareholder
proposal which IF approved will accom-
plish the FOLLOWING:

PROVIDE FOR Reasonable payment
of travel costs to and From IDACORP
stockholder meetings OF shareholders
who have been approved by the
Honorourable United States Securities and
exchange COMMISSION ("SEC") to
PRESENT SHAREHOLDER PROPOS-
als - The travel costs to include
TRAVEL costs, COSTS OF TRAVEL
LODGING. MEALS, similar costs to
include all such Meetings until
THE SHAREHOLDER PROPOSAL IS

More

From shareholder John Jennings CRAPO
to IDACORP INC OFC OF Corporation
Secretary MR STAHMAN
May 4th 2004

enacted

Supporting statement
IN BRIEF SUMMARY
shareholder proponent submitted
a shareholder proposal which was approv-
ed by the SEC - by a so-called action
letter and said proponent had plann-
ed to present the shareholder proposal
this month - the 20th. at a meeting
to be held at Corporate Headquarters
Said proponent had another meeting
IN February where he was to present
the proposal - at Manhattan, New York
City, NY. that meeting was post-
poned for shareholder action until
May 18th 2004

The distance from Boston MA
to NEW YORK City is similar as that
From IDAHO Falls, ID to BOISE ID. A difficult
commute that the STATE OF IDAHO
provides it's Representatives and Senators
IN it's State Legislature Meeting at
BOISE, IDAHO BY Calendar Year
2003 FIGURES $15,643 ANNUALLY,
$99 per ~~diem~~ diem IF required
to maintain a second residence,
more

from Shareholder John Jennings Crapo
to IDACORP INC OFC of Corporation
Secretary Mr STAHMAN
May 14th 2004

$38 per diem IF NO ~~state~~ second the residence. for each member of the state Legislature. the figures may vary for the President of the State of IDAHO SENATE Who IS The State of IDAHO Lieutenant Governor

IN the case of the proponent he doesn't have the usual residence but abodes IN a shelter for homeless men - as a homeless man, at 444 Harrison Avenue Boston MA - who travelled by interstate bus to New York City at night and arrived at the meeting place to be told the meeting was to be held tuesday May Eighteenth (18th) 2004

Proponent left New York City to Boston by interstate bus

Proponent stayed at an INN at Boston - Holiday INN prior to his departure for New York and upon his return to Boston and paid for his lodgings while he travelled to from New York City and while at New York City for the purpose

more

page six (06) OF EIGHT (08) pages
from shareholder John J. CRAPO
to IDACORP INC of c/o Corp Secy
MR STAHMAN and while he writes
this he uses a box top ~~in lieu~~
IN lieu of a desk top

PROPONENT when he went to from
the February 2004 Stockholder Meeting
~~it~~ left his portable cart IN the
Holiday INN bedroom - which is
quite similar to the carts US
Postal Service Letter carriers on their
routes to deliver mail to avoid
objections from ~~the~~ complainants

Costs of travel by private
jets are exhorbitant. chauffeurs
other such conveniences hotels
travel agents, et cetera are exceedingly
costly and cumbersome to arrange.
corporate Directors and other Board
members whose travel connected
with their Board affiliations are
paid for the companies of which they
collectively are the Governance

at this time proponent ~~do~~
can't find out when the annual
meeting of shareholders of the
Money GROUP, INC will be held and
where

more

From shareholder John J. CRAPO
to IDACORP INC OFC of Corporations
Secy Ms STAHMAN

Said proponent last Year attended a shareholder meeting at Tampa, FL travelling to & from there by AMTRAK, TRAIN and BUS Where he presented a similar shareholder proposal AND the SEC has ISSUED an action letter which permits the shareholder proposal to be ~~presented~~ introduced and presented again

apparently there IS NO AMTRAK train to BOISE. there used to be AMTRAK TRAIN TO BOISE AND ~~to~~ Pocatello, IDAHO apparently Sandpoint IDAHO Has transcontinental AMTRAK ~~Service~~ TRAIN SERVICE AMTRAK BUS to BOISE ~~From~~ IS From WASHINGTON STATE apparently

	Miles
Boston to Salt Lake City UTAH	2,343,
~~to~~ Seattle Washington	2,976,
and Portland, oregon	3,046
Seattle, Washington to Salt Lake City Utah	836

the shareholder proposal has lots & Lots OF ~~Merit~~ MERIT AND the proponent has introduced and presented MORE shareholder

From shareholder JOHN J. CRAPO
To IDACORP OFC OF the IDACORP
CORP Secy, MR STAHMAN

proposals at numerous National and regional ~~corporations~~ publicly held corporations and other companies

End of Shareholder proposal

Sincerely

John Jennings Crapo
Pro Se, AA, ABE
Homeless IDACORP INC
Shareholder

JOHN JENNINGS ~~CRAPO~~ CRAPO PRO SE HOMELESS
IDACORP INC SHAREHOLDER PROPONENT
PO BOX 400151 CAMBRIDGE MA
02140-0002

Via Certified mail mail piece# 7003 1010 0003 3508 1095 the Honourable U.S. SECURITIES AND EXCHANGE COMMISSION DIVISION OF CORPORATION FINANCE Attn Please DIVISION DIRECTOR OR SUCCESSOR AS ACTING DIVISION DIRECTOR
450 5TH strt NW
WASHINGTON DC

May 14th 2004

RE: my ~~IDAHO~~ IDACORP INC SHAREHOLDER PROPOSAL FOR the IDACORP INC SHAREHOLDER MEETING Next COMING AFTER MAY 2004.

Dear Gentlemen and Ladies:

ENCLOSED which I call to your attention is copy my letter OF my share holder proposal of this date and accompanying exhibits - IN all Two hundred Four (204) pages - sent via Certified mail mail piece# 7003 1010 0004 6489 Return Receipt requested to IDACORP INC Corporate Secretary MR Robert W. Stahman, ESQUIRE or successor as acting Corp Secy IDACORP INC 1221 W IDAHO strt ~~IDAHO~~ BOISE ID 83707

A COPY this letter of transmittal I send to MR STAHMAN VIA Certified mail Return Receipt requested

Sincerely AND inconveniently

John Jennings Crapo Pro Se
PRO SE Homeless PERSON AA ABE
Non LLB, NON M.S. IN S.S.

C.C. With enclosures
via Certified mail return Receipt requested
MR ROBERT W. STAHMAN, ESQUIRE
CORPORATE SECRETARY, IDACORP

JJC/jjc


UNITED STATES
POSTAL SERVICE

JOB OPPORTUNITIES
CASUAL LETTER CARRIER

IN THE BOSTON DISTRICT WHICH INCLUDES CITIES AND TOWNS WITH ZIP CODES BEGINNING WITH 021, 022, 024.

ANNOUNCEMENT NUMBER 83789 IS OPEN BETWEEN JANUARY 9TH, 2004 AND MARCH 31ST, 2004 AT 11:59 p.m. EST.

Apply on the Internet at *www.usps.com/employment* or on a Touch-Tone Phone by calling 1-866-999-8777 (TTY 1-800-800-8776) and follow the prompts. You will need the Announcement Number identified above. Applicants can only apply once per Announcement Number.

Duplicate applications will not be accepted.

The Job – CASUAL LETTER CARRIER

Casuals are non-career employees and are utilized as a limited-term supplemental work force. The following is an overview of the primary responsibilities associated with the casual letter carrier position.

Casual letter carriers travel planned routes to deliver and collect mail. Letter carriers typically cover their routes on foot or by vehicle. They must work outdoors in all kinds of weather. Carriers may be required to carry mailbags on their shoulders, and a mailbag full of mail can weigh 35 pounds or more. Carriers have to load and unload sacks of mail and parcels weighing as much as 70 pounds. Carrier duties require prolonged standing, walking, and reaching. Letter carrier applicants must have a valid state driver's license, a safe driving record, and at least **two years** of documented driving experience.

Casual letter carrier positions may require irregular work hours and/or weekend.
This is a day job, with work hours between 6 a.m. and 6 p.m.

Limited Appointments

Casual appointments are limited to two 90-day appointments in a calendar year. In addition, casuals may be re-appointed for up to 21 days during the holiday season.

An Equal Opportunity Employer

MORE


ShareOWNer
John CRAPO. PRO SE

JOB OPPORTUNITIES
CASUAL POSITIONS

Salary

$13.00 PER HOUR

Reasonable Accommodation

The Postal Service provides reasonable accommodation to qualified individuals with disabilities. Instructions for requesting reasonable accommodation are provided in the package sent to each applicant who applies for a casual appointment. The decision on granting reasonable accommodation will be on a case-by-case basis.

Drug-Free Requirement

To qualify for postal employment, an applicant must be drug-free. This is determined through the use of a urinalysis drug screen. Applicants who are in the area of consideration for employment will be scheduled for the drug test.

Age Requirement

The general minimum age requirement for positions in the Postal Service is 18 years at the time of appointment, or 16 years with a high school diploma.

Citizenship

All applicants must be citizens of, or owe allegiance to, the United States of America, or have been granted permanent resident alien status in the United States. Verification is required at the time of hiring consideration.

Selective Service Registration Requirement

To be eligible for appointment to a position in the Postal Service, males born after December 31, 1959 must (subject to certain exceptions), be registered with the Selective Service System in accordance with Section 3 of the Military Selective Service Act. Males between 18 and 26 years of age (have not reached their 26th birthday), can register with the Selective Service System at any U. S. Post Office, or with a consular officer if outside the United States. Your registration status can be verified with the Selective Service System by calling (847) 688-6888.

Political Recommendation Prohibited

The law (39 U.S. Code 1002) prohibits political and certain other recommendations for appointments, promotions, assignments, transfers, or designations of persons in the Postal Service. Statements relating solely to character and residence are permitted, but every other kind of statement or recommendation is prohibited unless it either is requested by the Postal Service and consists solely of an evaluation of the work performance, ability, aptitude, and general qualifications of an individual or is requested by a Government representative investigating the individual's loyalty, suitability, and character. Anyone who requests or solicits a prohibited statement or recommendation is subject to disqualification from the Postal Service and anyone in the Postal Service who accepts such a statement may be suspended or removed from office.

An Equal Opportunity Employer


MONY
THE MONY GROUP

The MONY Group Inc.
c/o Corporate Election Services
P. O. Box 3230
Pittsburgh, PA 15230

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140

VOTE BY TELEPHONE

Have your proxy card available and call **Toll-Free 1-800-542-1160** using a touch-tone telephone. You will be prompted to enter your control number, which is listed below and acts as your electronic signature. Follow the simple telephone prompts presented to record your vote.

VOTE BY INTERNET

Have your proxy card available when you access the website **www.votefast.com**. You will be prompted to enter your control number, which is listed below and acts as your electronic signature. Follow the simple screen prompts presented to record your vote.

VOTE BY MAIL

Please mark, sign and date your proxy card and return it in the **postage-paid envelope** provided or return it to: The MONY Group Inc., c/o Corporate Election Services, P.O. Box 3230, Pittsburgh PA 15230-3230.

Vote by Telephone Call Toll-Free using a touch-tone telephone: **1-800-542-1160**	**Vote by Internet** Access the Website and cast your vote: **www.votefast.com**	**Vote by Mail** Sign and return your proxy in the postage-paid envelope provided

Vote 24 hours a day, 7 days a week!
Your telephone or Internet vote must be received by 11:59 p.m. Eastern Standard Time on Monday, February 23, 2004, to be counted in the final tabulation.

Your Control Number Is: 9795 551 0716

Proxy card must be signed and dated below.
↓ Please fold and detach card at perforation before mailing. ↓

THE MONY GROUP INC. **PROXY**

This proxy when properly executed will be voted as specified. If no specification is made, this proxy will be voted "FOR" the adoption of Proposals 1 and 2 listed below, "AGAINST" the adoption of Proposal 3 listed below and, to the extent permitted by law, in accordance with the Proxies' discretion on such other business that may properly come before the special meeting and matters incident to the special meeting.

The Board of Directors recommends a vote "FOR" Proposals 1 and 2.

	FOR	AGAINST	ABSTAIN
1. The adoption of the Agreement and Plan of Merger, dated as of September 17, 2003, among AXA Financial, Inc., AIMA Acquisition Co. and The MONY Group Inc., providing for the merger of a wholly owned subsidiary of AXA Financial with and into MONY.	☐	☐	☐
2. The approval of any proposal to postpone or adjourn the special meeting to a later date to solicit additional proxies in favor of Proposal 1 in the event there are not sufficient votes for approval of Proposal 1 at the special meeting.	☐	☐	☐
The Board of Directors recommends a vote "AGAINST" Proposal 3.			
3. The approval of the stockholder proposal, if presented at the special meeting, as described in the proxy statement.	☐	☐	☐

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140

1 19 57 88 03825 42720 9795 551 0716

SIGNATURE(S): ______________________ DATE: ____________

NOTE: Please sign exactly as your name or names appear above. If more than one owner, all stockholders must sign. When signing as attorney, executor, officer, trustee or guardian, please give your full title as such.

Shareowner
John CRAPO.
no se




HALLS
FRUIT
Breezers™

JJCliiv

[illegible] John CRAPO
[illegible]


NON-MENTHOLATED
EASY OPEN
RESEALABLE BAG
TEAR HERE
GEN. MDSE
$1.99
HALLS
FRUIT
Breezers
TM
PECTIN THROAT DROPS
COOL, SOOTHING
ELIEF OF EVERYDAY
THROAT IRRITATION
Cool
Berry
25 DROPS

Shareowner John CRAPO
JJC/jjc


2 WAFERS + 8 OZ BEVERAGE
Adults 12 years & older
TAKE THIS PRODUCT (CHILD OR ADULT DOSE) WITH AT LEAST 8 OUNCES (A FULL GLASS) OF WATER OR OTHER FLUID. TAKING THIS PRODUCT WITHOUT ENOUGH LIQUID MAY CAUSE CHOKING. SEE OUTER PACKAGE FOR COMPLETE WARNINGS.
ACTIVE INGREDIENT: Approximately 3.4 grams psyllium husk per dose.
TEAR DOWN TO OPEN
NDC 37000-029-01
Cinnamon Spice
Metamucil®
FIBER LAXATIVE
FIBER WAFERS
NET CONTENTS: 2 WAFERS
WARNINGS: May cause allergic reaction in people sensitive to inhaled or ingested psyllium. Keep out of the reach of children.
Dist. by Procter & Gamble, Cincinnati, OH 45202 USA
Questions? Call 1-800-983-4237
534036-5
42534036

ShareOWNer JOHN CRAPO



Drug Facts
Active Ingredient (in each caplet)
Purposes
Ibuprofen 200 mg.....Pain reliever/fever reducer
Uses ■ temporarily relieves minor aches and pains due to:
■ headache
■ minor pain of arthritis
■ backache
■ menstrual cramps
■ muscular aches
■ toothache
■ the common cold
■ temporarily reduces fever
Warnings
Allergy alert: Ibuprofen may cause a severe allergic reaction which may include:
■ hives
■ facial swelling
■ asthma (wheezing)
■ shock
Alcohol warning: If you consume 3 or more alcoholic drinks every day, ask your doctor whether you should take ibuprofen or other pain relievers/fever reducers. Ibuprofen may cause stomach bleeding.
Do not use if you have ever had an allergic reaction to any other pain reliever/fever reducer
Drug Facts (continued)
Ask a doctor before use if you have
■ stomach pain
■ problems or serious side effects from taking pain relievers or fever reducers
Ask a doctor or pharmacist before use if you are
■ under a doctor's care for any serious condition
■ taking any other drug
■ taking any other product that contains ibuprofen, or any other pain reliever/fever reducer
When using this product give with food or milk if stomach upset occurs
Stop use and ask a doctor if
■ an allergic reaction occurs. Seek medical help right away.
■ pain gets worse or lasts more than 10 days
■ fever gets worse or lasts more than 3 days
■ stomach pain or upset gets worse or lasts
■ redness or swelling is present in the painful area
■ any new symptoms appear
If pregnant or breast-feeding, ask a health professional before use. It is especially important not to use ibuprofen during the last 3 months of pregnancy unless definitely directed to do so by a doctor because it may cause problems in the unborn child or complications during delivery.
Drug Facts (continued)
Keep out of reach of children.
In case of overdose, get medical help or contact a Poison Control Center right away.
Directions
■ do not take more than directed
adults and children 12 years and older
■ take 1 caplet every 4 to 6 hours while symptoms persist
■ if pain or fever does not respond to 1 caplet, 2 caplets may be used, but do not exceed 6 caplets in 24 hours, unless directed by a doctor
■ the smallest effective dose should be used
children under 12 years
■ ask a doctor
Other information
■ do not use if neck wrap or foil inner seal imprinted "Safety Seal®" is broken or missing
■ store between 20 - 25°C (68 - 77°F)
■ see end panel for lot number and expiration date
8721790
CH
23
08721790
Motrin
IB contains Ibuprofen
*Capsule-Shaped Tablets
3 0045-0481-03 0
EXP:
Drug Facts (continued)
Inactive
carnauba
C Yellow #6,
Questi
Call toll-free 1-
OUR PRICE
$4.39
McNeil Consumer & Specialty Pharmaceuticals
DIVISION OF McNEIL-PPC, INC.
FORT WASHINGTON, PA 19034 USA
© McN-PPC, Inc. '02
www.motrin.com

JJC/jjc

Shareholder JOHN CRAPO,
Pro Se

JJC/jjc


1. Tear Off a Section
2. Fold Corner Inward and Peel Back Foil.
Fold Corner Inward or Peel Back Foil
XF
0000608
Imodium
A-D
Loperamide HCl
Anti-Diarrheal
2 mg Caplet
EXP. 10/06
HPA004
McNEIL-PPC,INC.
FORT WASHINGTON,PA 19034 USA
1. Tear Off a Section
2. Fold Corner Inward and Peel Back Foil.
Fold Corner Inward or Peel Back Foil
XE
0000608
Imodium
A-D
Loperamide HCl
Anti-Diarrheal
2 mg Caplet
EXP. 10/06
HPA004
McNEIL-PPC,INC.
FORT WASHINGTON,PA 19034 USA
1. Tear Off a Section
2. Fold Corner Inward and Peel Back Foil.
Fold Corner Inward or Peel Back Foil
XD
0000608
Imodium
A-D
Loperamide HCl
Anti-Diarrheal
2 mg Caplet
EXP. 10/06
HPA004
McNEIL-PPC,INC.
FORT WASHINGTON,PA 19034 USA


1. Tear Off a Section
2. Fold Corner Inward and Peel Back Foil.
Fold Corner Inward or Peel Back Foil
XA
0000608
Imodium
A-D
Loperamide HCl
Anti-Diarrheal
2 mg Caplet
EXP. 10/06
HPA004
McNEIL-PPC,INC.
FORT WASHINGTON,PA 19034 USA
1. Tear Off a Section
2. Fold Corner Inward and Peel Back Foil.
Fold Corner Inward or Peel Back Foil
XB
0000608
Imodium
A-D
Loperamide HCl
Anti-Diarrheal
2 mg Caplet
EXP. 10/06
HPA004
McNEIL-PPC,INC.
FORT WASHINGTON,PA 19034 USA
1. Tear Off a Section
2. Fold Corner Inward and Peel Back Foil.
Fold Corner Inward or Peel Back Foil
XC
0000608
Imodium
A-D
Loperamide HCl
Anti-Diarrheal
2 mg Caplet
EXP. 10/06
HPA004
McNEIL-PPC,INC.
FORT WASHINGTON,PA 19034 USA

John J. CRAPO
Pro Se

JJC/jjc

Demanding Devices*

AA
ALKALINE
1.5 VOLTS


e2

TESTER INSTRUCTIONS:



- Press white dots on side & bottom
- Hold for 10 seconds, green indicator will rise
- Green & orange are ample power; red is low
- For best results, test batteries at room temperature (72° F / 22° C)

www.energizer-e2.com

Pull back ←

*vs. Standard Energizer

Guarantee: We guarantee that we will repair or replace, at our option, any device damaged by these Energizer® e2® batteries, if the device and batteries are sent to: Eveready Battery Company, Inc., Box 6056, Cleveland, OH 44101. Guarantee void if batteries are charged by user or device.

WARNING: Do not install backwards, charge, put in fire or mix with other battery types - may explode or leak causing injury. Replace all batteries at the same time.

Energizer, e2, and E-SNAP are trademarks of Eveready Battery Company, Inc. St. Louis, MO 63141 Made in U.S.A.
Covered by one or more US Patent Nos.: 5,464,709; 5,223,003; 5,422,201; 5,188,869; 5,667,912; 5,712,058; 5,173,371; 5,821,010; 6,227,261; 6,022,639; 5,932,371; 6,206,938; 6,312,850; Addnl. Pats. Pend.
Questions or Comments? Call 1-800-383-7323 (M–F 7:00 a.m.–7:00 p.m. Central Time)

UPN 96524

STRATEGIC ELECTRONICS

PROOF OF PURCHASE · REORDER NO. X91SRP-4


X91SRP-4
0 39800 02729 0

Shareowner
John CRAPO, Pro Se

1 Shiver
as 1
label

THE NATION'S NEWSPAPER 50 CENTS

unning back ran for 2,066 yards last season.

By Bill Waugh, AP


Relax, it's
Holiday Inn®
1-800-HOLIDAY • holiday-inn.com
TODAY
NO. 1 IN THE USA




Stern yanked in six markets

But syndicator stands by radio shock-jock 1D

By Randee St. Nicholas, CBS

/ 26, 2004

sline

■ Sports ■ Life


THE
GOPHERS

By Brent Smith for USA TODAY

The Fieldhouse in New Castle, Ind.: The nation's largest high school gym seats 9,325.

10 great places to watch high school hoops

The names and stories still echo in these basketball shrines ■ 3-4C

www.usatoday.com

THE NATION'S NEWSPAPER

USA TODAY

NO. 1 IN THE USA

50

LATE SPORTS

Ravens' Lewis indicted

All-Pro back faces federal charges of selling cocaine ■ 1C

By Bill Waugh, AP

Jamal Lewis: Baltimore running back ran for 2,066 yards last season.






Stern yanke… in six mark…

But syndi… stands by… shock-joc…

By Randee

Thursday, February 26, 2004

Newsline

■ News ■ Money ■ Sports ■ Life

THE GOPHERS

By Brent Smith for USA TODAY

The Fieldhouse in New Castle, Ind.: The nation's largest high school gym seats 9,325.

10 great places to watch high school hoops

The names and stories still echo in these basketball shrines ■ 3-4C

Shareowner John J. CRAPO, Pro Se

Hagstrom®

$3.95

Borough of

Manhattan

City of New York

STREET MAP

- •Fully Indexed •Building Numbers •Zip Codes
- •Subway, PATH and Railroad Lines •Neighborhoods
- •One Way Streets •Post Office Stations
- •Ferries •Points of Interest •Parks •Hospitals



UPC 0 27793 97678 7

Committed to excellence since 1916

John J. CRAPO Pro Se, JUC/jc


Hagstrom
$2.95
NEW YORK CITY
Subways
Committed to excellence since 1916

Shareowner John CRAPO,
pro se
[illegible]

JOHN CRAPO. shareholder to
IDACORP CORP SECY MR STAHMAN
Date MAY 14th (fourteenth) 2004

Section # Ten (10)

d'angelo sandwich shops — Seven (07)
PFIZER AND SOAP — ONE (01)
8

HOLIDAY INN — SEVEN (07)
SANFORD, a Newell company — ONE (01)
McNEIL ANTI-DIARRHEAL CAPLETS — TWO (02)
10

duane reade ... drug store — ONE (01)

The Mony Group INC — ONE (01)
CREST — ONE (01)
TOOTH BRUSH — ONE (01)
4

22

JJC | jjc


d'angelo

JOHN CRAPO.
pro se
JJC/jjc

d'angelo
sandwich shops ®

JOHN CRAPO. PRO SE

JJC/jjc



JOHN J. CRAPO.
PRO SE

JJC/jjc


d'angelo®




d'angelo
JOHN J. CRAPO
PRO SE
JJC/JJC

JOHN J. CRAPO, PRO SE
JJC/JJC

d'angelo®

New Hot & Hearty Soups

JOHN J. CRAPO, PRO SE

Maine Lobster Bisque
A perfect blend of minced sweet lobster meat simmered in rich cream and sherry—there's nothing better!

Rosie's Chicken Noodle
This soup is prepared the old fashioned way with large tender chunks of white chicken meat in a wonderful chicken broth with plenty of vegetables and pasta.

Shrimp & Roasted Corn
This bisque features tender shrimp and roasted sweet corn in delightful combination with red peppers.

Classic #9 Steak & Cheese
This hearty soup is loaded with shaved steak, peppers, onions, mushrooms and cheese.

Santa Fe Chipotle Vegetable
This spicy soup is tomato based and loaded with black beans and corn. Then added is fresh garlic, cumin, cilantro, scallions, onions, tabasco sauce, fresh jalapeno and lime juice. Vegetarian and Lowfat.

Thanksgiving Every Day
Dig into this memorable combination of turkey, wild rice blend, cranberries, cream and sherry and you will truly give thanks!

Hearty Garden Veggie
This soup is loaded with huge chunks of tomatoes, onions, mushrooms, squash, zucchini, carrots, green beans, cauliflower, green and red bell peppers and broccoli. Vegetarian and Lowfat.

New England Clam Chowder
Made with sweet cream, loaded with hand-shucked clams, all-natural clam broth, and tender potatoes. JJC / jjC

Broccoli & Cheddar Cheese
We gently simmer chunks of broccoli and sharp cheddar cheese together for this creamy and delicious soup.

Available soup varieties change daily.

d'angelo
sandwich shops
The sandwich special...

For subs
salads, pit...
wraps and
whole lot ...
freshness

DON'T THROW AWAY...
CHANCE AT AN EXCITING...

1-800-242-14...
1-800-772-702...

You can call our 800 numbers 24 hours a day...

JOHN J. CRAPO. Pro Se
JJC/jjc

JOHN J. CRAPO, PRO SE



Visine
Sterile
TEARS®
LUBRICANT EYE DROPS

Caution: Do not use if Visine® imprinted neckband on bottle is broken or missing.


DRY EYE
RELIEF
CVS PRICE
$6.59
NATURAL TE
LA*
Sterile
Visine
TEARS®
LUBRICANT EYE DROPS

- Soothes
- Moisturizes
- Protects

1/2 FL OZ (15 mL)

Pfizer

Dist: PFIZER
CONSUMER HEALTHCARE
Morris Plains, NJ 07950 USA
© 2002 Pfizer
www.prodhelp.com

LOT

EXP

Sterile Visine TEARS LUBRICANT EYE DROPS

SM 38076035P

0 74300 01067 0


Jones 13
CAD#4018B



Drug Facts

Active ingredients	Purpose
Glycerin 0.2%	Lubricant
Hypromellose 0.2%	Lubricant
Polyethylene glycol 400 1%	Lubricant

Uses
- for the temporary relief of burning and irritation due to dryness of the eye
- for protection against further irritation

Warnings

When using this product
- remove contact lenses before using
- do not use if this solution changes color or becomes cloudy
- do not touch tip of container to any surface to avoid contamination
- replace cap after each use

Stop use and ask a doctor if
- you feel eye pain
- changes in vision occur
- redness or irritation of the eye lasts
- condition worsens or lasts more than 72 hours

If pregnant or breast-feeding, ask a health professional before use.

Keep out of reach of children. If swallowed, get medical help or contact a Poison Control Center right away.

* Visine Tears® "Natural Tears Formula" contains 10 important ingredients found in your own natural tears.

Drug Facts (continued)

Directions

in s) ears tor

Ot In • st (5

C

Ina ing
asc benz ide, boric disod glycis chlor chlori ter, sodium borate, sodium chloride, sodium citrate, and sodium lactate

LE

Questions?
call 1-800-223-0182, Monday to Friday, 9 AM - 5 PM EST

The teardrop design is a trademark of Pfizer

Jergens. Mild

© 2001 BHR



™

HOLIDAY
Collection

French Milled
FACIAL SOAP

4-9099

MAKE
A
NOTE

JOHN J. CRAPO.
PRO SE
JJC/jjc

Date: JOHN J. CRAPO, PRO SE

JJC/jjc

For Future Reservations
Call
1-800-HOLIDAY
www.holiday-inn.com

TRAVELERS' TIPS

1. Always safeguard your room key. You may leave it in your room at check-out.
2. For additional security, always deadbolt your door immediately after entering your room.
3. Report any suspicious activity to management immediately.
4. Do not admit anyone to your room without positive identifications.
5. Safe deposit boxes are available at the front desk for your valuables. The hotel is not responsible for the security of articles not properly stored in safe deposit box.

Holiday Inn SELECT®

JOHN J. CRAPO. PRO SE

JJC/

jjc

Holiday Inn SELECT

A S HOSPITALITY 3-4633 (REV 12/02)

ENJOY rich benefits as a Priority Club® member

JOHN J. CRAPO, PRO SE

MORE FROM EVERY STAY.

Priority Club® Rewards has new and easy perks for you:

- No blackout dates for Reward Nights
- Transfer points between accounts
- Points never expire

PLUS, we have over 3,200 locations around the world to earn and redeem.

Want to know what else is new for Gold and Platinum Elite members? Check out **priorityclub.com.**

If you are not already a Priority Club® Member, enroll today. Please ask for an application at the front desk.

JJC/jjc

Holiday Inn
SELECT

Room No. 1410

WELCOME

ENJOY rich benefits as a Priority Club® member

MORE FROM EVERY STAY.

Priority Club® Rewards has new and easy perks for you:

- No blackout dates for Reward Nights
- Transfer points between accounts
- Points never expire

PLUS, we have over 3,200 locations around the world to earn and redeem.

Want to know what else is new for Gold and Platinum Elite members? Check out **priorityclub.com.**

JOHN J. CRAPO. PRO SE

JJC/jjc

If you are not already a Priority Club® Member, enroll today. Please ask for an application at the front desk.

Holiday Inn SELECT

FIBER LAXATIVE
DOSAGE: Adults 12 yrs. & older: One packet in 8 oz of liquid, up to 3 times daily at the first sign of irregularity.
ACTIVES: Approximately 3.4 grams of psyllium husk per dose.

DIETARY FIBER SUPPLEMENT
DOSAGE: Adults 12 yrs. & older: One packet in 8 oz of liquid, *3 times daily.*
INGREDIENTS: Psyllium Husk, Maltodextrin, Citric Acid, Natural and Artificial Orange Flavor, Aspartame, FD&C Yellow #6.
Dist. by Procter & Gamble, Cincinnati OH 45202
US Pats. 4,459, 280; 4,911,889; 5,149,541; 5,219,570; 5,229,117

[illegible] EXP 10/2006

WARNINGS: Keep out of the reach of children. In case of accidental overdose, seek professional assistance or contact a poison control center immediately. May *cause allergic reaction in people sensitive to inhaled* **or ingested psyllium. PHENYLKETONURICS: CONTAINS PHENYLALANINE, 25 mg per packet.**
DIRECTIONS: Pour packet contents into an empty glass. ***MIX THIS PRODUCT (CHILD OR ADULT DOSE) WITH AT*** **LEAST 8 OUNCES (A FULL GLASS) OF WATER OR OTHER LIQUID. TAKING THIS PRODUCT WITHOUT ENOUGH LIQUID MAY CAUSE CHOKING. SEE OUTER PACKAGE FOR COMPLETE WARNINGS.**

534005-1
42425392

NDC 37000-024-04


Metamucil
#1 DOCTOR RECOMMENDED

FIBER LAXATIVE
DIETARY FIBER SUPPLEMENT
SMOOTH TEXTURE

ARTIFICIALLY FLAVORED
ORANGE FLAVOR
Sugar Free

NET WT 0.21 OZ (5.85 g)

JOHN J. CRAPO. PRO SE
JJC/jjc

Holiday Inn
SELECT

Amy Torres

5 Blossom Street
Boston, MA 02114
Phone 617/742-7630
Fax 617/742-4192
www.hiselect.com/bos-government

Ext 7785

FIBER LAXATIVE

DOSAGE: Adults 12 yrs. & older: One packet in 8 oz of liquid, up to 3 times daily at the first sign of irregularity.
ACTIVES: Approximately 3.4 grams of psyllium husk per dose.

DIETARY FIBER SUPPLEMENT

DOSAGE: Adults 12 yrs. & older: One packet in 8 oz of liquid, *3 times daily.*
INGREDIENTS: Psyllium Husk, Maltodextrin, Citric Acid, Natural and Artificial Orange Flavor, Aspartame, FD&C Yellow #6.
Dist. by Procter & Gamble, Cincinnati OH 45202
US Pats. 4,459, 280; 4,911,889; 5,149,541; 5,219,570; 5,229,117

[illegible] EXP [illegible]

WARNINGS: Keep out of the reach of children. In case of accidental overdose, seek professional assistance or contact a poison control center immediately. May cause allergic reaction in people sensitive to inhaled or ingested psyllium. **PHENYLKETONURICS: CONTAINS PHENYLALANINE, 25 mg per packet.**
DIRECTIONS: Pour packet contents into an empty glass. **MIX THIS PRODUCT (CHILD OR ADULT DOSE) WITH AT LEAST 8 OUNCES (A FULL GLASS) OF WATER OR OTHER LIQUID. TAKING THIS PRODUCT WITHOUT ENOUGH LIQUID MAY CAUSE CHOKING. SEE OUTER PACKAGE FOR COMPLETE WARNINGS.**

534005-1
42425392

NDC 37000-024-04



Metamucil®
#1 DOCTOR RECOMMENDED

FIBER LAXATIVE
DIETARY FIBER SUPPLEMENT
SMOOTH TEXTURE

ARTIFICIALLY FLAVORED
ORANGE FLAVOR
Sugar Free

NET WT 0.21 OZ (5.85 g)

JOHN J. CRAPO PRO SE
JJC/jjc

Holiday Inn SELECT

Amy Torres

5 Blossom Street
Boston, MA 02114
Phone 617/742-7630
Fax 617/742-4192
www.hiselect.com/bos-government

Ext 7785


60333
Contents:
1 Black Ink
uni-ball®
Vision™
Fine Point Pen
SANFORD.
uni-ball.
Smooth. Real Smooth.™
Fine point
VISION™
See-through
ink supply
• Smooth ink flow
• Durable point
• Waterproof / fadeproof ink
IMPORTANT:
When traveling on a plane, remember to uncap the pen with the tip facing upward to reduce any risk of ink leakage.
THE SMOOTHNESS GUARANTEE™
Sanford guarantees smooth, worry-free writing with every uni-ball® pen. If you're not completely satisfied with our product, simply return it for replacement or a full refund.
SANFORD
2711 Washington Blvd.
Bellwood, Illinois 60104
Attn: Consumer Service
0 70530 60333 0
©1999 Sanford, Bellwood, IL 60104
www.sanfordcorp.com Made in Japan
278457
A newell Company.
JOHN J. CRAPO. PRO SE

8719320

Imodium® A-D

Loperamide HCl

ANTI-DIARRHEAL

Controls the Symptoms of Diarrhea

18 Caplets

NDC 50580-295-18

JOHN J. CRAPO, PRO SE

JJC/jjc

Imodium® A-D

Loperamide HCl

ANTI-DIARRHEAL

Controls the Symptoms of Diarrhea



¡HABLAMOS ESPAÑOL! 888-466-8746

18 Caplets Each caplet contains 2 mg loperamide HCl

1. SEPARATE BLISTER 2. FOLD AND PULL

EASY TO OPEN

3 0045-0295-18 7

Imodium® A-D Loperamide HCl ANTI-DIARRHEAL Caplets

LOT:

EXP:

McNeil

McNeil Consumer Healthcare
DIVISION OF McNEIL-PPC, INC.
FORT WASHINGTON, PA 19034 USA
©MCN-PPC, Inc. '01
www.imodium.com

CH

6

Drug Facts

Active ingredient (in each caplet)	Purpose
Loperamide HCl 2 mg	Anti-diarrheal

Use controls symptoms of diarrhea, including Travelers' Diarrhea

Warnings

Allergy alert: Do not use if you have ever had a rash or other allergic reaction to loperamide HCl

Do not use if you have bloody or black stool

Ask a doctor before use if you h
- fever
- mucus in the stool

Ask a doctor or pharmacist befor

Stop use and ask a doctor if
- symptoms get worse
- diarrhe

If pregnant or breast-feeding, ask
Keep out of reach of children. In c ... contact a Poison Control Center right away.

28869

Directions
- **drink plenty of clear fluids to he** ... diarrhea
- find right dose on chart. If possible ... age.

adults and children 12 years and over	2 caplets after the first loose s... ...ch subsequent loose stool; but no more ... caplets in 24 hours
children 9-11 years (60-95 lbs)	1 caplet after the first loose stool; 1/2 caplet after each subsequent loose stool; but no more than 3 caplets in 24 hours
children 6-8 years (48-59 lbs)	1 caplet after the first loose stool; 1/2 caplet after each subsequent loose stool; but no more than 2 caplets in 24 hours
children under 6 years (up to 47 lbs)	ask a doctor

Drug Facts (continued)

Other information
- store between 20-25°C (68-77°F)
- **do not use if carton or blister unit is open or torn**
- see side panel for lot number and expiration date

Inactive ingredients colloidal silicon dioxide, D&C yellow no. 10, dibasic calcium phosphate, FD&C blue no. 1, magnesium stearate, microcrystalline cellulose

Questions or comments?
call **1-800-962-5357**. Llámanos con preguntas: **1-888-466-8746**


Loperamide HCl 2 mg.. Anti-diarrheal
Use controls symptoms of diarrhea, including Travelers' Diarrhea
Warnings
Allergy alert: Do not use if you have ever had a rash or other allergic reaction to loperamide HCl
Do not use if you have bloody or black stool
Ask a doctor before use if you h
■ fever ■ mucus in the stool ■
Ask a doctor or pharmacist befor
Stop use and ask a doctor if
■ symptoms get worse ■ diarrhe
If pregnant or breast-feeding, ask
Keep out of reach of children. In c
contact a Poison Control Center right away.
28869
Directions
■ drink plenty of clear fluids to he
diarrhea
■ find right dose on chart. If possible
age.
adults and children 12 years and over
2 caplets after the first loose
subsequent loose stool; but no more
in 24 hours
children 9-11 years (60-95 lbs)
1 caplet after the first loose stool; 1/2 caplet after each subsequent loose stool; but no more than 3 caplets in 24 hours
children 6-8 years (48-59 lbs)
1 caplet after the first loose stool; 1/2 caplet after each subsequent loose stool; but no more than 2 caplets in 24 hours
children under 6 years (up to 47 lbs)
ask a doctor
Drug Facts (continued)
Other information
■ store between 20-25°C (68-77°F)
■ do not use if carton or blister unit is open or torn
■ see side panel for lot number and expiration date
Inactive ingredients colloidal silicon dioxide, D&C yellow no. 10, dibasic calcium phosphate, FD&C blue no. 1, magnesium stearate, microcrystalline cellulose
Questions or comments?
call 1-800-962-5357. Llámanos con preguntas: 1-888-466-8746
18 Caplets
Each caplet contains 2 mg loperamide HCl
¡HABLAMOS ESPAÑOL!
888-466-8746
Imodium® A-D
Loperamide HCl
ANTI-DIARRHEAL
Controls the Symptoms of Diarrhea
NDC 50580-295-18
McNeil
McNeil Consumer Healthcare
DIVISION OF McNEIL-PPC, INC.
FORT WASHINGTON, PA 19034 USA
©MCN-PPC, Inc. '01
www.imodium.com
Imodium® A-D
Loperamide HCl
ANTI-DIARRHEAL
Caplets
LOT:
EXP:
3 0045-0295-18 7
1. SEPARATE BLISTER
2. FOLD AND PULL
EASY TO OPEN
JOHN J. CRAPO
PRO SE
JJC
8719320
CH
9


duane reade

JOHN J. CRAPO, PRO SE
JJC/JJC


www.duanereade.com

WARNING: THIS IS NOT A TOY. TO AVOID DANGER OF ... FROM BABIES AND CHILDREN. DO NOT USE IN CRIBS ... KEEP THIS PLASTIC BAG ... CARRIAGES OR PLAYPENS



The Special Meeting of Shareholders originally Scheduled For today has been postponed

FOR Further information PLEASE INQUIRE OF The MONY GROUP INC AT MONY Group inc

thank You

JOHN J. CRAPO.
Shareholder
JJC[illegible]


Crest
~~CREST~~
John J CRAPO,
PRO SE


JOHN J CRAPO
PRO SE

april 24 2004
J.J. Crapo
pro se

p. Eight/(08) of eight

of Apr 27 2004

which could also be very dangerous

Sincerely

John J. CRAPO pro se

PAID

John J. CRAPO, AB in Extension Studies, Harvard University
former information (journalism) Specialist MA Army National Guard
(today's successor to the Massachusetts Militia)

Encl Photo of myself

also 1 or 2 other pictures

MY MAILING ADDRESS
John Jennings CRAPO, PRO SE
HOMELESS VETERAN USA ARMY AND
FORMER SSGT USA (MA) National GUARD
PO Box 400151
CAMBRIDGE MA 02140-0002







PAID
J Crapo
Pro Se


Y
PAID
J Crapo
Pro Se


PAID




PAID

JJC PAID JRAPO. pro se, A.A. ABE, etc

addendum
May tenth (2004)

FROM
John Jennings CRAPO Jay of
pro se, A.A. ABE, non LLB,

Militia of the Province of
Massachusetts Bay IN
NewEngland was every
man age 16 to 60 years of age
notable exceptions ministers, slaves,
civil magistrates, INDIANS (UNIVERSITY)
College Faculty, Students of Harvard
and their were other exceptions of
the mandated requirement
of service of able bodied men
obviously it was impossible
for all to serve at same time
so smaller numbers were on active
duty at a time. The group as a
whole were a homeguard, draft
board, rear echelon support net
work.

Soldiers generally were
sent for single campaigns
Before the conclusion of the seven (07)
years ~~ward~~ War 1/3d or more of
colony's (?) service eligible men. addit-
ionally thousands more (of men and of
?? women?) were in tasks directly relat
ed to the military effort.

JJC/jjc 10:19 AM 10 May
2004

Shareholder JOHN CRAPO. PRO SE to ~~IDAHO~~
~~Corp Corp~~ IDACORP Corp Secy MR STAHMAN
May 14th 2004 FRIDAY
Page one(01) of four(04) pages

Section NINE(09) ~~Four(04) pages~~

EXPRESS MAIL
UNITED STATES Postal Service
Feb 24, 25, 2004 Four(04) pages.
ER 847488441

MONY (the Mony Group, INC)
- Notice Special Meeting Shareowners - Dat
Jan 08 2004 one (01) page
Reverse side Blanck

THE NEW York Times 12 Feb 2004 one(01) page
RULING OF THE HONOURABLE U.S. District Court
OF the US District OF MANHATTAN, New York 1, 4
reverse side blanck

~~Message~~ INSTructions one(01) page
Kinko's INC
Feb 23 2004

CVS Pharmacy Feb 22 2004 one(01) page reverse blanco

THE BOSTON HERALD Feb 23 2004
reverse Blanco

HOLIDAY INN
Feb 2004 one(01) page
reverse Blanck

MONY Group INC one(01) page
PP 11 reverse Blanck

STORE 24 Feb 22, 2004 one(01) page
AND Kinko's INC Feb 24 2004 reverse Blanco

Kinko's INC
Feb 24 th 2004 (two rcpts) one(01) page
reverse side Blanck

Kinko's INC
Feb 23 2004 TWO receipts one(01) page
reverse side Blanco

CVS Pharmacy
Feb 23 + 25 2004 one(01) page reverse side
McDonald's Corp Feb 24 2004 blanco

CVS pharmacy
Feb 24 2004

LAWYERS' Stationery one page reverse
Feb 19 2004 side Blanco

MORE

Shareholder JOHN CRAPO, pro se to
IOACORP Corp Secy Mr ~~Stahmay~~
Stahman
May 14 2004 Friday
Page two(02) of Four(04) pages

Receipt #0517 one(01) page
reverse side blanco
Date Feb 18 2004

CVS Feb 26 2004
DUANE READE
Feb 24 2004

D'ANGELO
Feb 22 2004 one(01) page reverse side Blanco

HOWARD JOHNSON'S Feb 24 2004
Weekly at a glant one(01) page reverse side Blanc

McDONALD'S Corp, Hudson News
Feb 23 2004 Feb 24 2004
Smoothie KING
Feb 24 2004
Hudson News
Feb 24 2004 one(01) page reverse side Blanco

Greyhound Food Service
Feb 24 2004
ROY ROGERS

KINKO'S INC Feb 26 2004
CVS
22 Feb 2004 one(01) page reverse side Blanco

~~Eff~~ Eldon Simplifile
undated
one side reverse Blanco

KINKO'S INC
Feb 24 2004 two(02) one side reverse Blanco
1 record IN Midst of ~~Seriously INCONVenient CIRCUMStance~~

USPS
Express mail
ER847488441US
Feb 25 2004

Boston Herald
Feb 23 2004 TWO(02) pp Blanco reverse

MONY GROUP
Proxy Ballot one(01) page reverse side Blanco

STORE 24 Feb 22
2004 one page Blanco reverse side

TIMEX alarm clock one(01) page reverse side Blanco

More

Shareholder JOHN CRAPO
pro se to IDACORP Corp Secy
MR STAHMAN
May 14 2004 Friday
page three (03) of four (04) pages

Stewarts Privat Blend — one (01) page reverse Blanck

Feb 23 2004 USA TODAY — two (02) pages reverse Blanco

HOLIDAY INN Feb 2004 — one (01) page reverse Blanco

ENERGIZER — one (01) page reverse Blanck

USA today — two (02) pages reverse Blanco

2:05 PM Man staring at MY Writing & my copies

Kinsale Feb 26 2004 — one (01) page reverse side Blanco

USPS Casual Positions printed oct 2001 two (02) pp one (01) side reverse Blanco

MONY GROUP Proxy Ballot one (01) page reverse side Blanco

Halls FRUIT BREEZES one (01) page reverse side Blanck

I'M cold as I WRITE
I shiver 2:14 PM May 10 2004

Halls Fruit Breeze one (01) page reverse side Blanco May 10 2004

MORE

Shareowner John CRAPO
Pro Se to IDACORP
Secy MR STAHMAN
May 14 2004 Friday
Page Four (04) of Four (04) pages

Metamucil Fibre Wafers — one (01) page reverse side Blank
reverse side Blanco

Ibuprofen — one (01) page
reverse side Blanco

IMODIUM — one (01) page
reverse side Blanco

ALKALINE — one (01) page
reverse side Blanco

USA today Feb 26 2004 — two (02) pp
reverse side Blanc

I'M far from a toilet!

Hagstrom BOROUGH of Manhattan — one (01) page
reverse Blanco

Hagstrom New York City Subways — one (01) page
reverse Blanco

#30#

ER 847488441 US

EXPRESS MAIL
UNITED STATES POSTAL SERVICE®

Customer Copy
Label 11-B September 2002

Post Office To Addressee

ORIGIN (POSTAL USE ONLY)

PO ZIP Code: 10194	Day of Delivery: ☒ Next ☐ Second	Flat Rate Envelope ☐
Date In: 2-24-04 (Mo. Day Year)	☒ 12 Noon ☐ 3 PM	Postage: $ 17
Time In: 10:59 ☐ AM ☐ PM	Military ☐ 2nd Day ☐ 3rd Day	Return Receipt Fee: 1.7
Weight: — lbs. 9 ozs.	Int'l Alpha Country Code	COD Fee: $ / Insurance Fee
No Delivery ☐ Weekend ☐ Holiday	Acceptance Clerk Initials	Total Postage & Fees: $ 19.60

RETURN RECEIPT REQUESTED

FROM: (PLEASE PRINT) PHONE (NONE
MR JOHN J. CRAPO, PRO SE
HOMELESS SHAREHOLDER
PO BOX 400151
CAMBRIDGE MA
02140-0002

DELIVERY (POSTAL USE ONLY)

Delivery Attempt	Time	Employee Signature
Mo. Day	☐ AM ☐ PM	
Delivery Attempt Mo. Day	Time ☐ AM ☐ PM	Employee Signature
Delivery Date Mo. Day	Time ☐ AM ☐ PM	Employee Signature

CUSTOMER SERVICE
FEB 24 2004

CUSTOMER USE ONLY

PAYMENT BY ACCOUNT
Express Mail Corporate Acct. No.

Federal Agency Acct. No. or Postal Service Acct. No.

WAIVER OF SIGNATURE (Domestic Only) Additional merchandise insurance is void if waiver of signature is requested. I wish delivery to be made without obtaining signature of addressee or addressee's agent (if delivery employee judges that article can be left in secure location) and I authorize that delivery employee's signature constitutes valid proof of delivery.

NO DELIVERY ☒ Weekend ☒ Holiday
Customer Signature

TO: (PLEASE PRINT) PHONE (NONE
JOHN JENNINGS CRAPO, PRO SE, HOME-LESS MONY GROUP INC SHAREHOLDER
HOLIDAY INN Boston
5 BLOSSOM ST Boston
MA
ZIP + 4: 02114 + 9919

RETURN RECEIPT REQUESTED

FOR PICKUP OR TRACKING CALL 1-800-222-1811
www.usps.com
EMS
PRESS HARD. *You are making 3 copies.*

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

JOHN JENNINGS CRAPO, PRO SE
HOMELESS MONY GROUP INC
SHAREHOLDER
HOLIDAY INN BOSTON
5 BLOSSOM ST
BOSTON MA 02114-9919

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X [signature] ☐ Agent ☐ Addressee

B. Received by (*Printed Name*) | C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

FEB 24 2004

3. Service Type
☐ Certified Mail ☒ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (*Extra Fee*) ☐ Yes

2. Article Number
(*Transfer from service label*) ER 847488441 US

PS Form 3811, August 2001 Domestic Return Receipt 2ACPRI-03-P-4081

UNITED STATES POSTAL SERVICE

Feb 27 2004

JM

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

MR JOHN J. CRAPO, PRO SE. HOMELESS
SHAREHOLDER
PO BOX 400151
CAMBRIDGE MA 02140-0002

ER 847488441 US

EXPRESS MAIL

UNITED STATES POSTAL SERVICE®

Customer Copy
Label 11-B September 2002

Post Office To Addressee

ORIGIN (POSTAL USE ONLY)

PO ZIP Code	Day of Delivery	Flat Rate Envelope
10104	☑ Next ☐ Second	☐
Date In: Mo. 2 Day 24 Year 04	☑ 12 Noon ☐ 3 PM	Postage: $ 17.[illegible]
Time In: 10:5[illegible] ☐ AM ☐ PM	Military: ☐ 2nd Day ☐ 3rd Day	Return Receipt Fee: 1.7[illegible]
Weight: — lbs. 9 ozs.	Int'l Alpha Country Code	COD Fee: $ / Insurance Fee
No Delivery: ☐ Weekend ☐ Holiday	Acceptance Clerk Initials: [illegible]	Total Postage & Fees: $ 19.60

RETURN RECEIPT REQUESTED

FROM: (PLEASE PRINT) PHONE (NONE

MR JOHN J. CRAPO, PRO SE
HOMELESS SHAREHOLDER
PO BOX 400151
CAMBRIDGE MA
02140-0002

DELIVERY (POSTAL USE ONLY)

Delivery Attempt	Time	Employee Signature
Mo. Day	☐ AM ☐ PM	
Delivery Attempt	Time	Employee Signature
Mo. Day	☐ AM ☐ PM	
Delivery Date	Time	Employee Signature
Mo. Day	☐ AM ☐ PM	

CUSTOMER SERVICE FEB 24 2004

CUSTOMER USE ONLY

PAYMENT BY ACCOUNT
Express Mail Corporate Acct. No.

Federal Agency Acct. No. or
Postal Service Acct. No.

☐ WAIVER OF SIGNATURE (Domestic Only)
Additional merchandise insurance is void if waiver of signature is requested.
I wish delivery to be made without obtaining signature of addressee or addressee's agent (if delivery employee judges that article can be left in secure location) and I authorize that delivery employee's signature constitutes valid proof of delivery.

NO DELIVERY ☑ Weekend ☑ Holiday

Customer Signature

TO: (PLEASE PRINT) PHONE (NONE

JOHN JENNINGS CRAPO, PRO SE, HOME-
LESS MONY GROUP INC SHAREHOLDER
HOLIDAY INN BOSTON
5 BLOSSOM ST BOSTON
MA

ZIP + 4: 02114+9919

FOR PICKUP OR TRACKING CALL 1-800-222-1811

www.usps.com

EMS

PRESS HARD. You are making 3 copies.



The MONY Group Inc.
1740 Broadway
New York, NY 10019
www.mony.com

Important Special Meeting of Stockholders

January 8, 2004

Dear Stockholder: JOHN JENNINGS CRAPO PRO SE

You are cordially invited to attend the special meeting of stockholders of The MONY Group Inc., to be held on Tuesday, February 24, 2004, at 9:30 a.m. local time, at the New York Marriott Marquis hotel, 1535 Broadway, New York, New York.

At the special meeting, you will be asked to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of September 17, 2003, among AXA Financial, Inc., AIMA Acquisition Co. and The MONY Group Inc., providing for the acquisition of MONY by AXA Financial. If the MONY stockholders adopt the merger agreement, AIMA Acquisition Co., a wholly owned subsidiary of AXA Financial, will merge with and into MONY, and each issued and outstanding share of MONY common stock will be canceled and converted automatically into the right to receive $31.00 in cash without interest, less any applicable withholding tax, except for any such shares of MONY common stock with respect to which appraisal rights have been properly perfected under Delaware law. As a result of the merger, MONY will cease to be a publicly traded company and will become a wholly owned subsidiary of AXA Financial.

Your board of directors, by unanimous vote and after careful consideration, (i) has approved the merger agreement, including the merger and the other transactions contemplated thereby, (ii) has determined that the terms of the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of MONY and its stockholders and (iii) recommends that MONY stockholders vote "FOR" adoption of the merger agreement.

Completion of the proposed merger is subject to the satisfaction or valid waiver of a number of conditions, including, among others, obtaining certain necessary approvals and consents from applicable insurance and banking regulators. Therefore, even if MONY's stockholders adopt the merger agreement, we cannot assure you that the proposed merger will be completed.

The accompanying proxy statement provides you with detailed information about the proposed merger and the special meeting. Please give this material your careful and prompt attention. You may also obtain more information about MONY from documents that we have filed with the U.S. Securities and Exchange Commission.

JOHN JENNINGS CRAPO ("JOHN CRAPO")

Judge Rules in Favor of Opponents of MONY Takeover

JOHN J. CRAPO, PRO SE

By FLOYD NORRIS

Some shareholders contend that AXA's $31-a-share offer is too low.

JJC JJC

A federal judge cleared the way yesterday for opponents of the planned takeover of the **MONY** Group to use a tactic that the company had contended was a violation of federal securities law. At the same time, the opponents drew support from an organization whose recommendations are followed by some institutional investors.

The two actions may make it more difficult for MONY, the former Mutual of New York, to win shareholder approval to be acquired by **AXA Financial**, the large French insurance company. Opponents say the price, which is $31 a share, or about $1.5 billion, is too low. The management of MONY has warned that the company will run into severe operating difficulties if the deal is rejected.

The ruling by Judge Richard J. Holwell of Federal District Court in Manhattan was the first by a judge on a tactic that the Securities and Exchange Commission had informally approved but that MONY believed violated S.E.C. rules.

A Boston hedge fund, Highfields Capital Management, has sent letters to MONY shareholders opposing the merger. At issue is whether it could include copies of the company's proxy ballot. Doing so would make it easier for shareholders to change their vote and oppose the deal at the Feb. 24 shareholder meeting. MONY sued Highfields to prevent it from using the tactic.

Judge Holwell said yesterday that to bar sending out the proxy materials "can be seen as frustrating the animating spirit that lies at the core" of the S.E.C. rule in question, which is intended to make it easier for shareholders to communicate without having to mount expensive battles in which they mail out their own proxy ballots.

Another federal judge had issued a temporary restraining order last week, when Judge Holwell was unable to hear the request. He held a hearing on Friday and extended the order pending his decision.

The recommendation that shareholders oppose the merger came from Institutional Shareholder Services, which said the $31 price was unreasonably low and criticized the size of payments that would be made to top officers of MONY.

The managing director of Highfields, Richard L. Grubman, called the court ruling "a victory for all shareholders" and praised the Institutional Shareholder Services recommendation.

The chief executive of MONY, Michael I. Roth, said, "We disagree with I.S.S.'s recommendation and believe that the $31 cash offer represents the best alternative for MONY stockholders."

He said opponents had "failed to present any concrete plan to create additional value" for shareholders, or to propose an alternative transaction.

A MONY spokeswoman, Mary Taylor, said the company was disappointed by the judge's decision.

For the merger to go through, the company needs the approval of a majority of its outstanding shares at the annual meeting. Many MONY shares are held by individual investors, often because they held insurance policies when the company converted from a mutual insurer to a stock company. Both sides agreed that some of these shareholders would not take the time to obtain a new ballot if letters from Highfields and other investors persuaded them to change their minds and vote against the merger.

Thus, the provision of a proxy ballot could be crucial, even though it will be mailed back to the management and Highfields will not have access to reports on how many ballots are being cast for or against the merger, as it would have if it were circulating its own ballot. Doing that would have required a full-scale proxy fight, which would be costly and could not be done in the time remaining before the vote.

MONY shares, which have been trading above the $31 offer price, fell 24 cents yesterday, to $31.15 in trading in New York.

JOHN JENNINGS CRAPO PROSE

Feb 2004

42nd Strt

7th Ave runs into Broadway

kinko's®

Feb. 23, 2004 10:20 Page: 1
Receipt #: 058705
Stored Value Card #: 272003391
2004/02/23 10:21
John J. Crapo, pro se

Qty	Description	Amount
	DEPOSIT: $2.00	

SubTotal:	0.00
Taxes:	0.00
Total:	0.00

Balance remaining on card: $3.16

2 Center Plaza 617-973-9000
Boston, MA 02108
www.kinkos.com

CVS PHARMACY

631 WASHINGTON ST., BOSTON, MA
PHARMACY: 338-0128 STORE: 338-1190
John J. CRAFO, Pro Se
REG#03 TRAN#7083 CSHR#357752 STR#5874

1 TIMEX ALARM C 3503	9.99T
1 ALKALINE	4.99T
2 ITEMS	
SUBTOTAL	14.98
MA 5.0% TAX	.75
TOTAL	15.73
CASH	20.00
CHANGE	4.27



5587 4405 3708 3036

THANK YOU. SHOP ANYTIME AT CVS.COM!
FEBRUARY 22, 2004 2:21 PM

RETURNS WITH RECEIPT THRU 04/22/2004

NADER JUMPS INTO PREZ FRAY

WEATHER



TURNING PARTLY CLOUDY. Some sun. High of 40.
Page 12

www.bostonherald.com

BOSTON Herald



MONDAY, FEBRUARY 23, 2004 ■ 50 CENTS (75 CENTS 30 MILES OUTSIDE BOSTON)







'SPOILER' RETURNS: PAGE 6

JOHN JENNINGS CRAPO. PRO SE

MOB HIT$

Taxpayers foot hefty legal bill for Hub gangsters

By MAGGIE MULVIHILL and JONATHAN WELLS

SPECIAL REPORT

Federal taxpayers have shelled out $1.3 million over the past decade to Boston's most vicious organized crime figures and corrupt law enforcement officials, federal court records show.

Murderous gangsters like Stephen former FBI agent John J. Connolly Jr., and king snitch Kevin Weeks all re- federal government after claiming they were broke, records show.

The payments, made under the federal "Criminal Justice Act," which provides for legal representation for $1,307,548 to date, the records show.

That cost does not include the substantial price the public is paying to defend the Department of Justice

Feb 2004 6:30AM-11AM

Holiday Inn Select Boston Government Center
Good for one (1) Complimentary Continental Breakfast
Please present this coupon to server prior to ordering

Offer exclude room service

Guest Signature..........................Room #............

Coupon is non-refundable and has no cash value

John J. CRAPO, Mo Sp
ShareOWNer

Shareowner
John CRAPO
Feb. 2004


store
24

WELCOME TO
STORE 24 # 89

357 Tremont St.
Boston, MA

John J. CRAPO
PRO SE

Store #89	Sun 2/22/2004
#2-000000114756	8:13:12 AM

Associate: First Shift .

1 BOS HERALD SUN/E	2.00	
1 HALL COOL BRY BR	0.99	1
1 CHEER PWD 15 USE	4.79	1
1 BOUNTY BNDL PCK/	1.59	1

Sub-Total	9.37
Tax	0.37
Balance Due	9.74

Cash	10.00
YOUR CHANGE	0.26

HAVE A NICE DAY!
THANKS FOR COMING!

kinko's®

Feb. 24, 2004 4:52 Page: 1
Receipt #: 225866
Stored Value Card #: 272003391
2004/02/24 04:52
John J. CRAPO, PRO SE

Qty	Description	Amount
	DEPOSIT: $2.00	

SubTotal:	0.00
Taxes:	0.00
Total:	0.00

Balance remaining on card: $2.42

500 7th AVE. 646-366-9166
New York, NY 10018
Please recycle this receipt
Thank you for visiting Kinko's

kinko's®

Feb. 24, 2004 5:11 Page: 1
Receipt #: 225867
Stored Value Card #: 272003391
2004/02/24 04:57
John J. CRAPO, Pro Se

Qty	Description	Amount
7	ES B&W S/S White 8.5 x	0.63

SubTotal:	0.63
Taxes:	0.05
Total:	0.68

Balance remaining on card: $1.74

500 7th AVE. 646-366-9166
New York, NY 10018
Please recycle this receipt
Thank you for visiting Kinko's

kinko's®

Feb. 24, 2004 10:35 Page: 1
Receipt #: 225918
Stored Value Card #: 272003391
2004/02/24 10:16
John J. CRAPO
Pro Se

Qty	Description	Amount
6	ES B&W S/S White 8.5 x	0.54
1	ES B&W S/S White 8.5 x	0.09
3	ES B&W S/S White 8.5 x	0.27

SubTotal:	0.90
Taxes:	0.08
Total:	0.98

Balance remaining on card: $0.76

500 7th AVE. 646-366-9166
New York, NY 10018
Please recycle this receipt
Thank you for visiting Kinko's

kinko's®

Feb. 23, 2004 10:20 Page: 1
Receipt #: 058705
Stored Value Card #: 272003391
2004/02/23 10:21
John J. CRAPO, Pro Se

Qty	Description	Amount
	DEPOSIT: $2.00	

SubTotal:	0.00
Taxes:	0.00
Total:	0.00

Balance remaining on card: $3.16

2 Center Plaza 617-973-9000
Boston, MA 02108
www.kinkos.com

kinko's®

Feb. 23, 2004 10:58 Page: 1
Receipt #: 058706
Stored Value Card #: 272003391
2004/02/23 10:22
John J. CRAPO, Pro Se

Qty	Description	Amount
23	ES B&W S/S White 8.5 x11	2.07
6	ES B&W S/S White 8.5 x11	0.54

SubTotal:	2.61
Taxes:	0.13
Total:	2.74

Balance remaining on card: $0.42

2 Center Plaza 617-973-9000
Boston, MA 02108
www.kinkos.com

CVS PHARMACY

191 CAMBRIDGE ST, BOSTON, MA 02114
PHARMACY: 367-0441 STORE: 367-9454
JOHN J. CRAPO pro se
REG#08 TRAN#4995 CSHR#337423 STR#1258

1 DAILY BOSTON 0050 .50N
1 HERALD WEDNES .50N

CARD #: ********8207

2 ITEMS

TOTAL	1.00
CASH	1.00
CHANGE	.00



5125 8405 6499 5083

ExtraCare balances as of 02/22

EXTRA BUCKS 1ST QTR SPENDING: 10.51

CONTINUE EARNING
EXTRA BUCKS EVERY DAY.
EARN 2% BACK ON ALMOST EVERYTHING
IN THE STORE & ON CVS.COM
IT'S FREE CVS MONEY!

FEBRUARY 25, 2004 10:16 AM

RETURNS WITH RECEIPT THRU 04/25/2004

CVS PHARMACY

191 CAMBRIDGE ST, BOSTON, MA 02114
PHARMACY: 367-0441 STORE: 367-[illegible]
John J. CRAPO, Pro Se
REG#05 TRAN#8512 CSHR#213683 STR#1258

1 META PKT ST S 30CT 9.291
1 HERALD MONDAY 50N
1 PCKT SZ PLY X 1PC 3.991
1 UNIBALL VISN 0333 1.991

4 ITEMS

SUBTOTAL	[illegible]
MA 5.0% TAX	[illegible]
TOTAL	[illegible]
CASH	20.00
CHANGE	3.47



5125 8405 4851 2053

GET YOUR CVS EXTRACARE CARD

THANK YOU. SHOP ANYTIME AT CVS.COM!
FEBRUARY 23, 2004 9:47 AM

RETURNS WITH RECEIPT THRU 04/23/2004

McDonald's Corporation
Thank you for eating at McDonald's
John J. CRAPO
THANK YOU

MCD123 TEL# 6172611551
41 KS#03 Feb.24'04(Tue)19:30
PRO SE

Order #341 EAT IN

1 TT SHAKE-32OZ CHOC	2.79
SUB TOTAL	2.79
EAT IN TAX	0.14
	2.93
CASH TENDERED	3.00
CHANGE	0.07

15 00

Regular Price
LAWYER'S PRICE
12.00

LAWYER'S STATIONERY
101 ARCH ST.BOSTON,MA
617-951-2729

DATE 02.19.'04 THU

John J. CRAPO PRO SE

NO TAX	$11.00
NO TAX	$8.00
SUBTOTAL	$19.00
TOTAL	$19.00
CASH	$19.00
CLERK 1	NO.095784
TIME 15:12	9999

CVS PHARMACY

55 SUMMER STREET BOSTON, MA.
PHARMACY: 426-2690 STORE: 542-3153

REG#14 TRAN#8600 CSHR#335035 STR#361

John J. CRAPO, pro se

1 BOSTON HERALD	.50N
1 LUB LOTION AD 6Z	3.79T
1 K MAX FLSH 27 1645	9.99T
1 K MAX FLSH 27 1645	9.99T

CARD #: ********4153

4 ITEMS

SUBTOTAL	24.27
MA 5.0% TAX	1.19
TOTAL	25.46
CASH	40.00
CHANGE	14.54



5036 1405 5860 0144

CONTINUE EARNING
EXTRA BUCKS EVERY DAY.
EARN 2% BACK ON ALMOST EVERYTHING
IN THE STORE & ON CVS.COM
IT'S FREE CVS MONEY!

YOUR EXTRACARE ACCOUNT INFORMATION
IS INCOMPLETE. PLEASE VISIT
WWW.CVS.COM/EXTRACARE
OR RESUBMIT AN ENROLLMENT FORM AT
ANY CVS STORE.

FEBRUARY 24, 2004 7:59 PM

RETURNS WITH RECEIPT THRU 04/24/2004

RECEIPT DATE 2/18/04 0517

RECEIVED FROM John Crapo

ADDRESS

DOLLARS $ 6^00

FOR # 3-41

March - May

ACCOUNT			HOW PAID		
AMT. OF ACCOUNT			CASH		
AMT. PAID			CHECK		
BALANCE DUE			MONEY ORDER		

BY Jen Daly

TOPS FORM 46800 ®

CVS PHARMACY
191 CAMBRIDGE ST, BOSTON, MA 02114
PHARMACY: 367-0441 STORE: 367-9454
JOHN J. CRAPO. Pro Se
REG#08 TRAN#5259 CSHR#337423 STR#1258

1 DAILY BOSTON	0050	.50N
1 HERALD THURS.		.50N

2 ITEMS

TOTAL	1.00
CASH	1.00
CHANGE	.00



5125 8405 7525 9082

GET YOUR CVS EXTRACARE CARD

THANK YOU. SHOP ANYTIME AT CVS.COM!
FEBRUARY 26, 2004 7:32 AM

RETURNS WITH RECEIPT THRU 04/26/2004

**** DUANE READE #155 ****
2 PENN PLAZA NEW YORK, NY 10121
John J. CRAPO
16963 10 2922 155 031
PRO SE

IMODIUM A-D CAP 18 1N	7.29
TOTAL	7.29
CASH	20.00
CHANGE	12.71

NEW YORK'S #1 DRUG STORE!
(212)760-8107 www.duanereade.com
FEBRUARY 24, 2004 12:13 PM

REFUNDS REQUIRE A RECEIPT! PRESENT ALL ITEMS AT THE FRONT END IMMEDIATELY

D`Angelo #5303
8 Stuart Street
Boston, MA 02116
617-742-6431
John J. CRAPO Pro Se
****
Try a new
CHOOSE 2 COMBO!!!
****
RECEIPT **49**
dal 02/22/2004 13:23
Eat-In

Choose2	6.49
Small BrocChed	
HlfSmall Tuna	
Tomatoes	
Lettuce	
*RootBeer	

Order	6.49
State Tax	0.32
Total	6.81
Tender	10.00
Change	3.19
Cash	6.81

JJC/jjc



DATE 02 24 -04

HOWARD JOHNSON'S

RECEIPT FOR FOOD SERVED

LOCATION 1551 B'Way

TAX

TOTAL 10.24

SIGNATURE


AT-A-GLANCE®
STAPLES
$13.48
WEEKLY
MONTHLY
GENUINE
LEATHER
COVER
See Inside For
Complete List of Features
Made In China
74-01-00
ISBN 0-7686-5509-8

McDonald's Corporation
Thank you for eating at McDonald's

THANK YOU
MCDONALDS RESTAURANT TEL# 6172613914

51 KS#02 **S#1** Feb.23'04(Mon)23:16

Order #251 EAT IN

John J. CRAPO

1 FILET-O-FISH	2.39
SUB TOTAL	2.39
EAT IN TAX	0.12
	2.51
CASH TENDERED	3.00
CHANGE	0.49

pro se

Hudson News
Penn Station
New York, N.Y. 10001

Store:212 John J. CRAPO pro se

Sundries		3.95 T1
Sub-Total		3.95
Sales Tax	3.95 8.63% Tax	.34
Sale Total		4.29
Cash		10.00
Change		5.71

*** Thank You ***

TRN# 475514 02/24/04 7:04 AM
Terminal# 14, Drawer# 01, Cashier# 02406

SMOOTHIE KING
MANHATTAN SOUPMAN
One Penn Plaza, Amtrak Level
New York, NY 10019
212-631-0521

John J. CRAPO pro se

Order **151** 02/24/04-A **11:21am**
Cust #**1** ERNEST Loc #(FLOOR)

1..LARGE CUP PISTACHIO	4.14
Items	4.14
Tax	.36
TOTAL	**4.50**
CASH	**5.00**
(Change due)	**.50**

Check 151 PAID 11:21am FILESVR#1-A

Thank You!

Hudson News
Penn Station
New York, N.Y. 10001

John J. CRAPO
Store:212 pro se

Sundries		2.95 T1
Sub-Total		2.95
Sales Tax	2.95 8.63% Tax	.25
Sale Total		3.20
Cash		10.00
Change		6.80

*** Thank You ***

TRN# 547525 02/24/04 6:12 AM
Terminal# 11, Drawer# 01, Cashier# 03065

Greyhound Food Service
625 8th Ave b-41
New York, NY 10018
(212) 564-2814
John J. CRAPO
3112
PRO SE

Host: Ayesha 02/24/2004
3112 2:07 PM
30113

Snapple-20 oz	1.99
Sub Total	1.99
Tax	0.17
DINE IN Total	2.16
Cash	3.00
Change	**0.84**

Thank you for your patronage
Hope to see you again soon
Have a safe trip

--- Check Closed ---

ROY ROGERS
THANK YOU
FREE DELIVERED
(212)630-0327
John J. CRAPO, Pro Se

M COMB 2	6.99
TAX	.60
TAKE OUT	7.59
CASH 7.59	BALNCE .00

L2 C? 06:16 02/23/04 M3 4881

Kinko's (617) 973-9000
2 Center Plaza
Boston, MA 02108
John J. CRAPO, Pro Se

QTY/LIST	DISC	PRICE	AMOUNT
12.900 Supplies/ Stat MISC			
1.00	0.00	1.00	12.90

SUB 12.90 TX 0.65 TOT 13.55
CASH 20.00
CHG 6.45

CW 168 TR 461306 RG 2 02/26/04 12:20
Visit us @ http://www.kinkos.com

CVS PHARMACY

631 WASHINGTON ST., BOSTON, MA
PHARMACY: 338-0128 STORE: 338-1190
John J. CRAPO, Pro Se
REG#03 TRAN#7083 CSHR#357752 STR#5874

1 TIMEX ALARM C 3503	9.99T
1 ALKALINE	4.99T
2 ITEMS	
SUBTOTAL	14.98
MA 5.0% TAX	.75
TOTAL	15.73
CASH	20.00
CHANGE	4.27



5587 4405 3708 3036

GET YOUR CVS EXTRACARE CARD

THANK YOU. SHOP ANYTIME AT CVS.COM!
FEBRUARY 22, 2004 2:21 PM

RETURNS WITH RECEIPT THRU 04/22/2004

Shareowner
John CRAPO. Pro Se

1154
STAPLES®
$ 9.69

SimpliFILE™
Junior File
Classeur Portatif Junior
Archivero Pequeño
Kleine Aktenbox

eldon®
storage

Newell Office Products Co.
2514 Fish Hatchery Road
Madison, WI 53713 U.S.A.

A newell Company™

En Mexico importado por:
Newell de Mexico, S.A. de C.V.
Av. 1 Norte #15 Local 3-A
Parque Ind. Cartagena
Tultitlan, Edo. de Mexico
RFC: NME9701212V9

Made in U.S.A
Fabriqué aux E.-U.
Hecho en E.U.A.

7-75-762A

Q10493 White/Granite



0 30482 10493 8

kinko's®

Feb. 24, 2004 5:11 Page: 1
Receipt #: 225867
Stored Value Card #: 272003391
2004/02/24 04:57
John J. CRAPO, Pro Se

Qty	Description	Amount
7	ES B&W S/S White 8.5 x	0.63

SubTotal:	0.63
Taxes:	0.05
Total:	0.68

Balance remaining on card: $1.74

500 7th AVE. 646-366-9166
New York, NY 10018
Please recycle this receipt
Thank you for visiting Kinko's

kinko's®

Feb. 24, 2004 10:35 Page: 1
Receipt #: 225918
Stored Value Card #: 272003391
2004/02/24 10:16
John J. CRAPO Pro Se

Qty	Description	Amount
6	ES B&W S/S White 8.5 x	0.54
1	ES B&W S/S White 8.5 x	0.09
3	ES B&W S/S White 8.5 x	0.27

SubTotal:	0.90
Taxes:	0.08
Total:	0.98

Balance remaining on card: $0.76

500 7th AVE. 646-366-9166
New York, NY 10018
Please recycle this receipt
Thank you for visiting Kinko's

EXPRESS MAIL

UNITED STATES POSTAL SERVICE ®

EXTREMELY URGENT Please Rush To Addressee

U.S. POSTAGE PAID NEW YORK, NY 10199 FEB 24, 04 AMOUNT

9999

$1.75

00063743-27

U.S. POSTAGE PAID NEW YORK, NY 10199 FEB 24, 04 AMOUNT

$17.85

00063743-27

CUSTOMER SERVICE FEB 24 2004 USPS NY NY 10199

FOR PICKUP OR TRACKING CALL 1-800-222-1811



Rm 1410

RETURN RECEIPT REQUESTED

ER847488441US

ER847488441US

Addressee Copy
Label 11-B September 2002

EXPRESS MAIL
UNITED STATES POSTAL SERVICE ®

Post Office To Addressee

ORIGIN (POSTAL USE ONLY)

PO ZIP Code	Day of Delivery	Flat Rate Envelope
[illegible]	☐ Next ☐ Second	☐
Date In: Mo. Day Year 2 24 04	☒ 12 Noon ☐ 3 PM	Postage $ 17.85
Time In: ☐ AM ☐ PM	Military: ☐ 2nd Day ☐ 3rd Day	Return Receipt Fee 1.75
Weight: lbs. ozs.	Int'l Alpha Country Code	COD Fee $ / Insurance Fee
No Delivery ☐ Weekend ☐ Holiday	Acceptance Clerk Initials	Total Postage & Fees $ 19.60

DELIVERY (POSTAL USE ONLY)

Delivery Attempt	Time	Employee Signature
Mo. Day	☐ AM ☐ PM	
Delivery Attempt: Mo. Day	☐ AM ☐ PM	
Delivery Date: Mo. 2 Day 25	☐ AM ☐ PM	[signature]

CUSTOMER USE ONLY

PAYMENT BY ACCOUNT
Express Mail Corporate Acct. No.

Federal Agency Acct. No. or Postal Service Acct. No.

NO DELIVERY ☐ Weekend ☐ Holiday

FROM: (PLEASE PRINT) PHONE (NONE
MR JOHN J. CRAPO [illegible]
HOMELESS SHAREHOLDER
PO BOX 400151
CAMBRIDGE MA
02140-0002

TO: (PLEASE PRINT) PHONE (NONE
JOHN JENNINGS CRAPO, PRES. HOME-
LESS MONY GROUP INC SHAREHOLDER
[illegible]
5 BLOSSOM ST 15 [illegible]
MA Rm 1410.
ZIP + 4: 02114 + 9919

FOR PICKUP OR TRACKING CALL 1-800-222-1811

www.usps.com EMS

PRESS HARD. You are making 3 copies.

02/03



JOHN CRAPO, pro se

MONDAY PRIME-TIME TELEVISION

2/23/04	7:00	7:30	8:00	8:30	9:00	9:30	10:00	10:30	11:00	11:30
2 PBS	**Greater Boston** DotComp. 9385	**Find!** G Pair of highboys. 526	**Antiques Roadshow** "Oklahoma City" G (New) (Part 2 of 3) 7255		**American Experience** "Public Enemy Number 1" PG 7491		**The Making of Butch Cassidy and the Sundance Kid** G 7878		**Charlie Rose** Sam Mendes. (New) 66897	
4 CBS	**Hollywood Squares** (New)	**Entertainment Tonight** (New) 694	**Yes, Dear** PG-L (New) 3101	**Still Standing** PG-DL 2236	**Everybody Loves Raymond** (New)	**Two and a Half Men** PG-DL (New)	**CSI: Miami** "Invasion" 14-V (iTV) (New) 2946		**News** 9579830	**Late Show** PG (New) 71513217
5 ABC	**Inside Edition** 8439	**Chronicle** "New Restaurants" 7439	★★½ **"The Fast and the Furious"** (2001, Action) Paul Walker, Vin Diesel. Premiere. An undercover cop infiltrates the world of street racing. 90743				**Super Millionaire** "Night Two" (New) 19878		**News** 3564946	**Nightline** 85695385
7 NBC	**Access Hollywood** (New) 3507	**Extra** (New) 2507	**Fear Factor** "Four Stunt Show" PG Contestants bob in a tank filled with eels. (New) (PA) 73762			**Average Joe: Hawaii** PG Someone spies on Larissa during an intimate moment. (New) 99925364			**News** 3559014	**The Tonight Show** 14 (New) 76034385
11 PBS	**Nightly Business Report** G (New)	**Granite-Chall.**	**Nature** "Holy Cow" PG The history of the cow. (New) 58781		**Life of Birds** "The Insatiable Appetite" PG (Part 3 of 10) 45217		**NH Outlook** 46507	**Rumpole of the Bailey** Surrounded by secrecy. 2677965		**Rumpole of the Bailey** 31861323
25 FOX	**Seinfeld** PG (Part 1 of 2) 51897	**The Simpsons** PG 64859	**The Littlest Groom** PG-LS (New) (Part 2 of 2) 74385		**My Big Fat Obnoxious Fiance** 14-DL (Season Finale) (New) 94149		**News** 97236		**Seinfeld** "The Slicer" PG 65149	**The Simpsons** PG-DL 84472
27 UNI	**Amar Otra Vez** 83033		**Velo de Novia** 92781		**Bajo la Misma Piel** 89217		**Cristina** 82304		**Primer Impacto**	**Noticiero Univ.**
38 UPN	**The King of Queens** PG-L 4897	**That '70s Show** PG-DL 6507	**The Parkers** PG (New) 3197	**Eve** "Porn Free" (New) 2052	**Girlfriends** (New) 51304	**Half & Half** (New) 99101	**News** 95236		**Blind Date** (New) 63149	**The 5th Wheel** (New) 82472
44 PBS	**Nightly Business Report** G (New)	**As Time Goes By** PG 78149	**National Geographic** "In Search of the Jaguar" PG-L 34781		**The Six Wives of Henry VIII** PG Jane Seymour gave Henry a son; Catherine Howard's promiscuous ways got her beheaded. 44168				**The NewsHour With Jim Lehrer** 52385	
50 WNDS	**News** 329830	**Becker** 123930	**Celebrity Sports Invitational '04**		**King of the Mountain** 425588		**News** 319588	**Cheers** 328236	**Blind Date** (New)	**Blind Date** 931859
56 WB	**Friends** 14 981694	**Everybody Loves Raymond**	**7th Heaven** G (New) 211472		**Everwood** "Unspoken Truths" PG-D (New) 231236		**News** 234323		**Everybody Loves Raymond** PG	**Will & Grace** PG 560385
66 WUTF	**Cien Mexicanos Dijeron** 9286830		**La Guerra de los Sexos** 9202878		**"Video Adventures of Peeping Tom 27"** (2001, Adult) Misty, Bridgette. 9205965				**Contacto Deportivo** 8372255	★★★ **"48 Horas"** (1982) 2613439
68 PAX	**Weakest Link** G 8743743	**Family Feud** 7414830	**Funniest Home Videos** G	**Funniest Home Videos** G	**Early Edition** "Gifted" PG 9200410		**Diagnosis Murder** "Drill for Death" PG-V 9210897		**It's a Miracle** G 8367323	**Paid Program** 9371781
CABLE CHANNELS										
A&E	**American Justice: Alex Kelly** PG		**Biography** "Alec Baldwin" G (New)		**The True Story of Seabiscuit** 554566		**Airline** (New)	**Airline** G 976236	**House of Dreams** G (New) 222052	
BET	**106 & Park**	**BET.com Count**	★★★★ **"When We Were Kings"** (1996, Documentary) 880526				**Comicview** 869033		**BET Nightly News**	**Hey Monie** 128323
BRV	**The West Wing** "Pilot" 14 217656		**"Fatal Attraction"** (1987) A husband comes to regret a fling with an unstable woman. 416491					**The West Wing** PG	**The West Wing** "Pilot" 14 292472	
COM	**The Daily Show** PG	**"Best In Show"** The fur flies at a prestigious Philadelphia dog show. 2208588				**South Park** MA-L	**Straight Plan for the Gay Man** (New)		**The Daily Show**	**Tough Crowd**
DIS	**Sister, Sister** G	**Lizzie McGuire** G	★★½ **"Cadet Kelly"** (2002) Hilary Duff, Christy Carlson Romano. 239878				**Sister, Sister** G	**Boy Mts. World**	**Kim Possible** Y	**Proud Family** Y
DSC	**MythBusters** "Penny Drop" PG 259174		**Monster House** (New) 259994		**Monster Garage** PG 859138		**American Chopper** PG (New) 609615		**Monster House** 204656	
E!	**E! News** (New)	**Love Chain**	**Demi Moore: The E! True Hollywood Story** 495472				**Kim Basinger: True Hollywood Story**		**H. Stern** 14-DLS	**H. Stern** 14-DLS
FX	**Cops** 5510694	**Cops** 4437323	★★ **"On Deadly Ground"** (1994) Steven Seagal, Michael Caine. 2083507				**Cops** 2957615	**Cops** 1139085	**"On Deadly Ground"** (1994) 5132439	
FAM	**7th Heaven** "Sunday" G 418762		★★ **"Dennis the Menace"** (1993) Walter Matthau, Mason Gamble. 438526				**Whose Line?** PG	**Whose Line?** PG	**The 700 Club** 484830	
FOOD	**Sara's Secrets**	**Tyler's Ultimate**	**Emeril Live** (New) 9389287		**Unwrapped** (New)	**Unwrapped**	**Top 5** (New)	**Top 5** 8668323	**Unwrapped**	**Good Eats**
HIST	**Modern Marvels** G 1294946		**Mail Call** 4448507	**Mail Call** 4427014	**Blind Man's Bluff** G 1206781				**Inside the Soviet Military: K-19**	
LIFE	**Golden Girls** PG-D	**Golden Girls** PG-D	**The Nanny** PG	**The Nanny** PG	**"Murder in the Mirror"** 14-V (2000, Drama) Jane Seymour. Premiere. 400743				**Golden Girls** PG-D	**Golden Girls** PG-D
MTV	**Direct Effect** 416304		**TRL** (iTV) 425052		**Real World**	**Real World**	**Real World**	**MTV Special**	**Room Raiders**	**MTV Special**
NICK	**Drake & Josh**	**SpongeBob** Y	**Oddparents** Y	**Sabrina-Witch** G	**Full House** G	**Full House** G	**The Cosby Show**	**The Cosby Show**	**Roseanne** 359410	**Roseanne** 578743
SCI-FI	**Stargate SG-1** PG 8906471		**Stargate SG-1** "Tangent" PG 8106679		**Stargate SG-1** "The Curse" 2506435		**Stargate SG-1** PG-V 9356912		★★ **"Firestarter: Rekindled"** 6418526	
SPIKE	**Star Trek: The Next Generation**		**Star Trek: The Next Generation**		**WWE Raw** (New) 8886897				**Stripperella** MA	**John Henson**
TBS	**Seinfeld** 544526	**Friends** PG 266236	**"Message in a Bottle"** (1999) A woman seeks the author of a letter that washed ashore. 58789149					★★½ **"Bird on a Wire"** (1990) (PA) Mel Gibson. 10117033		
TLC	**In a Fix** PG 416830		**Trauma: Life in the ER** PG 432878		**Trauma: Life in the ER** PG 412014		**Love, Sex & the Miracle of Birth** PG		**Trauma: Life in the ER** PG 652830	
TNT	**Law & Order** "Stalker" 14 414472		**Law & Order** "Dissonance" 14 423120		**Law & Order** "Hot Pursuit" PG 410656		**Law & Order** "Rebels" PG 413743		**Law & Order** "Volunteers" PG 650472	

BEST BETS FOR TONIG

8 p.m. (5) Movie:

DIESEL

Dom, the leader of
thieves, with Paul W
cop who infiltrates
man becomes inter
(Jordana Brewster)
stars.

8 p.m. (4) Yes, De
Trace Adkins and Tr
convicts in the new
my's Criminals." Pri
participate in a prog
them to returning t
(Anthony Clark) is a
As he and Jimmy (N
watch over them, t
stage a robbery.

8p.m. (56) 7th He
Hicks) fears the pos
father if he gives av
star Michelle Phillip
episode "Two Wedc
and a Funeral." Two
people (guest stars
Rawuka) want to w
groom's parents (g
ten and Patricia Va

8:30 p.m. (38) Eve
plays himself as he
George) new best f
tual chagrin, in the
Trying to shake loo
clingy comedy star

JOHN CRAPO, PRO SE

TVLAND	The Munsters / Andy Griffith / Carol Burnett / All in the Family / Sanford and Son / Bewitched [G] / Andy Griffith / Leave It to Beaver / Family Ties [CC] / Cheers 5502491
USA	JAG "Yeah, Baby" [PG] [CC] 628052 / Law & Order: Special Victims Unit [14] / ★★ "The Musketeer" (2001) Catherine Deneuve. Premiere. [CC] 614859 / Law & Order: Special Victims Unit [14]
VH1	Fabulous Life Of... / Fabulous Life Of... / Behind the Music [CC] 497830 / Bubblegum Babylon Special 407217 / Totally Gay 657410
NEWS CHANNELS	
CNBC	Special Report With Maria Bartiromo / The Apprentice [PG] (New) 8689859 / Dennis Miller (New) 8692323 / Cover to Cover 8695410 / The Apprentice [PG] (New) 5946830
CNN	Anderson Cooper 360 [CC] 600656 / Paula Zahn Now [CC] 619304 / Larry King Live [CC] 639168 / NewsNight With Aaron Brown 632255 / Lou Dobbs Tonight 846656
FNC	The Fox Report With Shepard Smith / The O'Reilly Factor [CC] 5174197 / Hannity & Colmes [CC] 7152421 / On the Record-Van Susteren / The O'Reilly Factor 6564675
MSNBC	Hardball (Live) [CC] 3196863 / Countdown With Keith Olbermann / Deborah Norville Tonight 9130755 / Scarborough Country (Live) 1156994 / Hardball [CC] 6577149
NECN	This Evening / Business Day / News 4398859 / News 4301323 / News 4304410 / Sports LateNight 9451830
SPORTS CHANNELS	
ESPN	College Basketball: Villanova at Syracuse. (Live) [CC] 679946 / College Basketball: Kansas at Texas. (Live) [CC] 434675 / SportsCenter (Live) [CC] 668830
ESPN2	Interruption / Sports Reporters / Road Trip to the Auto Show 2065101 / NHL Hockey: Detroit Red Wings at Edmonton Oilers. From Rexall Place in Edmonton. 3868149 / NHL 2Night [CC]
FSNE	Sports Tonight / Totally NASCAR / Best Damn Sports Show Period (Live) [CC] 749965 / FOX Sports One / Sports Tonight / Sports Tonight / Best Damn Sports Show Period [CC]
NESN	NHL Hockey: Florida Panthers at Boston Bruins. From the FleetCenter in Boston. [CC] 952101 / Overtime 20675 / Wild World of Winter 95830 / ESPNews 56205
MOVIE CHANNELS	
AMC	★★★ "Scent of a Woman" (1992, Drama) Al Pacino. A blind man introduces a student to life's pleasures. (R) 307859 / Primetime Shootout: The Oscars / ★★★ "Bugsy" (1991) (R) 16980694
ENC	(6:00) "Back to the Future" 7556930 / ★★★ "An Officer and a Gentleman" (1982) Richard Gere. [CC] 69875694 / ★★★ "The Color of Money" (1986) Paul Newman, Tom Cruise. [CC] 24448323
HBO	(6:00) "Great Balls of Fire!" 432217 / "Brown Sugar" Childhood friends won't admit they love each other. 437762 / "City by the Sea" A police officer's estranged son commits a murder. 6792120
MAX	"Kidnapping" / Harry Potter / ★★ "Basic" (2003) John Travolta. (R) [CC] 3129946 / Spoken-Stirred / ★★ "The Crow: City of Angels" (1996) (R) [CC] 752471 / Erotic Confessn
MC	(6:15) "The Fraternity" (R) 71452897 / ★★★ "Hoosiers" (1986, Drama) Gene Hackman, Dennis Hopper. (PG) 888168 / ★ "Rollerball" (2002) Chris Klein. (PG-13) [CC] 5748014 / "Totally Exposed"
SHOW	(5:45) "Panther" (1995) (R) 86923410 / ★★ "Die Another Day" (2002) Pierce Brosnan. (ITV) (PG-13) [CC] 1384236 / ★★★ "Donnie Brasco" (1997) Al Pacino, Johnny Depp. (ITV) (R) 23901859
TCM	(6:00) "Gaslight" (1944) 1295675 / ★★★ "The Farmer's Daughter" (1947, Comedy) Loretta Young. [CC] 1290120 / ★★★★ "Terms of Endearment" (1983, Drama) Shirley MacLaine. [CC] 8836052

TV RATINGS — [Y] Suitable for children of all ages. [Y7] Suitable for children 7 and older. [G] Suitable for all audiences. [PG] Parental guidance suggested. [14] Parents strongly cautioned; may be inappropriate for children under 14. [MA] Mature audiences only. **S:** Sexual situations. **V:** Violence. **L:** Coarse language. **D:** Suggestive dialogue. **FV:** Fantasy violence. **(PA)** Parental advisory. **(E/I)** Educational/Informational. Ratings are provided by a show's originating network or producer. **(ITV):** Interactive TV.

TODAY'S TALK SHOWS

7 a.m. (4) The Early Show Week of Wishes; Omar Epps; makeover. [CC]
7 a.m. (5) Good Morning America Monica Bellucci; Damon Wayans. [CC]
7 a.m. (7) Today Sarah Jessica Parker; Daniel Silva. [CC]
9 a.m. (4) Living It Up! With Ali & Jack [CC]
9 a.m. (7) Live With Regis and Kelly Actor Chris Noth. (N) [CC]
9 a.m. (56) Jerry Springer Waitress suspects boyfriend of cheating. [CC]
10 a.m. (5) The Wayne Brady Show Eve; Kurtwood Smith. (N) [CC]
10 a.m. (38) Ricki Lake Suspected of cheating. (N) [CC]
10 a.m. (56) Maury Paternity. (N) [CC]
11 a.m. (5) The View Benjamin McKenzie. (N) [CC]
11 a.m. (7) The Ellen DeGeneres Show The Fab Five. (N) [CC]
11 a.m. (56) The Sharon Osbourne Show Rob Schneider. (N) [CC]
Noon (25) Good Day Live (N)
Noon (38) Crossing Over With John Edward Skeptical son. (N) [CC]
Noon (44) Charlie Rose Swimsuit issue. [CC]
Noon (56) Jerry Springer Women wrestle in creamed corn. (N) [CC]
12:30 p.m. (38) Celebrity Justice (N)
1 p.m. (56) Maury Women suspect men of sneaking around. [CC]
3 p.m. (4) Dr. Phil
3 p.m. (25) Montel Williams Reality show "Worlds Apart." (N) [CC]
4 p.m. (5) Oprah Winfrey [CC]
4 p.m. (25) On Air With Ryan Seacrest (N) [CC]
4:30 p.m. (CNN) Crossfire [CC]
6 p.m. (44) Charlie Rose Swimsuit issue. [CC]
7 p.m. (2) Greater Boston DotComp. [CC]
7 p.m. (MSNBC) Hardball [CC]
9 p.m. (CNBC) Dennis Miller (N)
9 p.m. (CNN) Larry King Live [CC]
11 p.m. (2) Charlie Rose Sam Mendes. (N) [CC]
11:35 p.m. (4) Late Show Norah Jones; "Survivor" castoff. (N) [CC]
11:35 p.m. (7) The Tonight Show Simple Plan. (N) [CC]
Midnight (2) Tavis Smiley Barbara Boxer. [CC]
Midnight (56) The Sharon Osbourne Show Carmen Electra. [CC]
12:06 a.m. (5) Jimmy Kimmel Live Jim Belushi; Eliza Dushku.
12:37 a.m. (4) The Late Late Show Patrick Swayze; John C. McGinley; Train. (N) [CC]
12:37 a.m. (7) Late Night Billy Bob Thornton; Rob Krueger; Nick Lachey. [CC]
1:36 a.m. (7) Last Call [CC]
2:05 a.m. (5) The John Walsh Show Man is born with one nostril. (N)
2:05 a.m. (7) The Tonight Show [CC]
3 a.m. (CNN) Larry King Live
3:35 a.m. (7) Late Night [CC]
4 a.m. (25) Montel Williams Allergic to water; dwarfism. [CC]
4 a.m. (MSNBC) Hardball [CC]

ble, so J.T. appeals to Shelly
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find a secret collection that
Gaskins) maintains.

9 p.m. (4) Everybody Lov
Robert (Brad Garrett) is in t
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tire from the police force e
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9 p.m. (25) My Big Fat O
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whether she has fooled h
thinking she plans to go t
ding to uncouth Steve, th
million. However, she's al
learn that she has been s
is an actor and not a reali
tant like she is.

9 p.m. (2) American E
ploits of mobster John D
in "Public Enemy Numbe
Keith Carradine. Then-FE
Hoover largely built his r
ing Dillinger's violent 19
across the Midwest, and
to take down the felon -
something of a folk hero
necessary. The pursuit
forced image of heroisr

10 p.m. (4) CSI: Miam
the home of an ex-surfi
Brian Patrick Clarke, "E
ders him and leaves his
stars Lindsay Frost and
en and tied up in the ne
Horatio (David Caruso)
could be an enemy of c
since the wife is pregn
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MONY
THE
MONY
GROUP

The MONY Group Inc.
c/o Corporate Election Services
P. O. Box 3230
Pittsburgh, PA 15230

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140

VOTE BY TELEPHONE

Have your proxy card available and call **Toll-Free 1-800-542-1160** using a touch-tone telephone. You will be prompted to enter your control number, which is listed below and acts as your electronic signature. Follow the simple telephone prompts presented to record your vote.

VOTE BY INTERNET

Have your proxy card available when you access the website **www.votefast.com**. You will be prompted to enter your control number, which is listed below and acts as your electronic signature. Follow the simple screen prompts presented to record your vote.

VOTE BY MAIL

Please mark, sign and date your proxy card and return it in the **postage-paid envelope** provided or return it to: The MONY Group Inc., c/o Corporate Election Services, P.O. Box 3230, Pittsburgh PA 15230-3230.

Vote by Telephone	Vote by Internet	Vote by Mail
Call Toll-Free using a touch-tone telephone: **1-800-542-1160**	Access the Website and cast your vote: **www.votefast.com**	Sign and return your proxy in the postage-paid envelope provided

Vote 24 hours a day, 7 days a week!
Your telephone or Internet vote must be received by 11:59 p.m. Eastern Standard Time on Monday, February 23, 2004, to be counted in the final tabulation.

Your Control Number Is: 7695 551 0713

Proxy card must be signed and dated below.
↓ Please fold and detach card at perforation before mailing. ↓

THE MONY GROUP INC. **PROXY**

This proxy when properly executed will be voted as specified. If no specification is made, this proxy will be voted "FOR" the adoption of Proposals 1 and 2 listed below, "AGAINST" the adoption of Proposal 3 listed below and, to the extent permitted by law, in accordance with the Proxies' discretion on such other business that may properly come before the special meeting and matters incident to the special meeting.

The Board of Directors recommends a vote "FOR" Proposals 1 and 2.

	FOR	AGAINST	ABSTAIN
1. The adoption of the Agreement and Plan of Merger, dated as of September 17, 2003, among AXA Financial, Inc., AIMA Acquisition Co. and The MONY Group Inc., providing for the merger of a wholly owned subsidiary of AXA Financial with and into MONY.	☐	☐	☐
2. The approval of any proposal to postpone or adjourn the special meeting to a later date to solicit additional proxies in favor of Proposal 1 in the event there are not sufficient votes for approval of Proposal 1 at the special meeting.	☐	☐	☐
The Board of Directors recommends a vote "AGAINST" Proposal 3.			
3. The approval of the stockholder proposal, if presented at the special meeting, as described in the proxy statement.	☐	☐	☐

JOHN JENNINGS CRAPO 1 19 57 87 03825 42080 7695 551 0713
PO BOX 400151
CAMBRIDGE MA 02140



SIGNATURE(S): ____________________ DATE: ________

NOTE: Please sign exactly as your name or names appear above. If more than one owner, all stockholders must sign. When signing as attorney, executor, officer, trustee or guardian, please give your full title as such.


store
24

WELCOME TO
STORE 24 # 89

357 Tremont St.
Boston, MA

John J. CRAPO

PRO SE

Store #89 Sun 2/22/2004
#2-000000114756 8:13:12 AM
Associate: First Shift .

1 BOS HERALD SUN/E	2.00	
1 HALL COOL BRY BR	0.99	1
1 CHEER PWD 15 USE	4.79	1
1 BOUNTY BNDL PCK/	1.59	1
Sub-Total	9.37	
Tax	0.37	
Balance Due	9.74	
Cash	10.00	
YOUR CHANGE	0.26	

HAVE A NICE DAY!
THANKS FOR COMING!

TIMEX® alarm clock with **INDIGLO®** night-light
TIMEX® RELOJ DE ALARMA CON **INDIGLO®** noche-luz

Manufactured and distributed under license by:
Fabricado y distribuido bajo licencia cerca:

ACCL
25800 Sherwood
Warren, MI 48091
E.E.U.U.

TIMEX® alarm clock with **INDIGLO** night-lig
TIMEX® RELOJ DE ALARMA CON **INDIGLO** noch

OPERATING INSTRUCTIONS
INSTRUCCIONES DE FUNCIONAMIENTOS

JOHN J. CRAPO
Pro Se

LIFT ▲ HERE

Stewarts® PRIVATE BLEND



Stewarts®
PRIVATE BLEND
Established 1913
PREMIUM SELECT TEA
Orange Pekoe & Pekoe Black

Stewarts® PRIVATE BLEND
Established 1913
PREMIUM SELECT TEA
Orange Pekoe & Pekoe Black

LIFT ▲ HERE

Stewarts® PRIVATE BLEND



Stewarts®
PRIVATE BLEND
Established 1913
PREMIUM SELECT TEA
Orange Pekoe & Pekoe Black

JOHN CRAPO, PRO SE

USA TODAY · MONDAY, FEBRUARY 23, 2004 · 7D

TODAY

3433 Toll-free in the U.S. only

LEGAL NOTICE

UNITED STATES BANKRUPTCY COURT FOR THE DISTRICT OF DELAWARE

Chapter 11

Case No. 02-12152 (CGC)

Jointly Administered

DISCLOSURE STATEMENT; (2) HEARING TO CONSIDER ... PLAN UNDER CHAPTER 11 OF THE BANKRUPTCY CODE ... OBJECTIONS TO CONFIRMATION OF THE PLAN

...S AND PARTIES IN INTEREST

...have the meanings ascribed to them in the Plan.

...Rental Systems, Inc., BGI Airport Parking, ...C Credit Corporation, BRAC Car Sales, Inc., ...Inc., BRAC Rent A Car Caribe Corporation, ...Inc., BRAC Rent A Car of Japan, Inc., BRAC ...West, Inc., BRAC Rent-A-Car Systems, Inc., ...T Move Management, Inc., BRAT Relocation ...Plymouth Dodge Jeep Eagle, Inc., Control Risk ...Row Management Company, LLC, IN Motors VI, ...Inc., NYRAC Inc., Paul West Ford, Inc., Philips ...Reservation Services, Inc., TCS Properties, LLC, ...Dayton, Inc., Team Car Sales of Philadelphia, Inc., ...of San Diego, Inc., Team Car Sales of Southern ...m Holdings Corp., Team Realty Services, Inc., The ...tates, ValCar Rental Car Sales, Inc., Vehicle Rental

...Possession

...2) 853-7000

...cago, IL 60603

...Dearborn

...One Plaza

...s M. Twomey

...w A. Clemente

...F. Conlan

...Nyhan

...AUSTIN BROWN & WOOD LLP

...ptcy Court for the District ...time during regular busi... ...ch documents, which shall ...est or interest in the Debtors

...bjection Deadline will ...g Eastern Time, on ...9801, Attn: Margaret ...Office of the United ...& Finger, P.A., One ...es, 222 Delaware ...ntack Israels LLP, ...ding, 1000 West ...cago, IL 60603, ...livery service, ...r, 824 Market ...basis for such ...such objec...

DISCOUNT TRAVEL

...BC TRAVEL
...ards • Buy • Sell
...872-6415 TF

...Awards Buy/Sell
...837-6528 or other office
...287-7151 7 am-8 pm MST

...Awards Buy/Sell
800-884-9006
Email: mamileage@aol.com

DISCOUNT TRAVEL

AIR AWARDS
BUY • SELL BEST DEALS
800-734-1922

Air Miles Needed
TOP $ PAID
(800) 982-3338

To place an ad in the classifieds, please call 1-800-872-3433, toll-free in U.S. only.

150 Uses For An Old Ashtray:

www.americanlegacy.org

Tuesday talk (check local listings)

Cyberlistings

Talk.usatoday.com

► For complete TV listings for your viewing area, visit tv.usatoday.com

JOHN CRAPO. PRO SE

Critic's corner

By Robert Bianco

▶ Will Randi get her family to the wedding on the finale of *My Big Fat Obnoxious Fiancé* (Fox, 9 p.m. ET/PT)? My bet is yes, because her relatives seem to have a better understanding of the obligations that family members owe to each other than she does.

▶ We all knew a reversed-role parody of *Queer Eye for the Straight Guy* was inevitable. Still, we might have hoped it would be at least slightly less inept than Comedy Central's ***Straight Plan for the Gay Man*** (10 p.m. ET/PT). For each "man mission" in this three-week special, four comedians teach a gay man to "act straight" — a real-men-are-slobs concept that is insulting to gay and straight men alike. The twist really has nothing to do with *Queer Eye*, which isn't trying to teach straight men to act gay, unless you're immature enough to equate any interest in fashion, grooming or comfort with homosexuality. But even if that kind of conversion were the point of *Queer Eye*, the joke still wouldn't work in reverse. As long as gay bashing and legal oppression exist, teaching a gay man to "pass" for straight will be wildly offensive. It's the one disadvantage of being powerful in our society: You don't get to make fun of those below you on the power ladder.

By S. Adyani, Fox

Randi: Here comes the *Fiancé* finale.

Late-night talk

***Conan O'Brien*, NBC:** Actor Billy Bob Thornton; musician Nick Lachey. 12:35 a.m. ET/PT.

***Craig Kilborn*, CBS:** Actor Patrick Swayze (*Dirty Dancing: Havana Nights*); actor John C. McGinley (*Scrubs*); Train performs. 12:35 a.m. ET/PT.

Tuesday a.m. (7 ET/PT)

***Good Morning America*, ABC:** Actor James Caviezel (*The Passion of the Christ*); low-carb foods with chef Sara Moulton; non-surgical face lifts.

***Today*, NBC:** Eliminated contestants from *Average Joe: Hawaii*; tips for casual dressing, with Kristin van Ogtrop.

***The Early Show*, CBS:** Week of Wishes continues; model-producer Tyra Banks (*America's Next Top Model*).

Tuesday talk (check local listings)

***Live With Regis and Kelly*:** Actor Damon Wayans (*My Wife and Kids*); *Survivor: All-Stars* castaway.

***Oprah Winfrey*:** TV's gorgeous men of decorating.

***Ellen DeGeneres*:** Actor Jim Belushi (*According to Jim*); actress Mischa Barton (*The O.C.*); Tom Jones performs.

***Sharon Osbourne*:** Actress Mo'Nique (*The Parkers*).

Cyberlistings

Talk.usatoday.com: TV, with USA TODAY's **Robert Blanco**, today, 2 p.m. ET/11 a.m. PT.

▶ For complete TV listings for your viewing area, visit tv.usatoday.com

TV Tonight

Eastern Time; may vary in some cities. (N) New episode. (HD) High-definition where available.

Movies · News · Sports

★★★★ – Excellent · ★★★ – Good · ★★ – Fair · ★ – Poor

Ratings

TVY Suitable for children of all ages · TVY7 Suitable for children over 7 · TVG All audiences · TVPG Parental guidance suggested · TV14 Inappropriate for under 14 · TVMA Mature audiences

FV Fantasy violence · V Violence · S Sexual situations · L Coarse language · D Suggestive dialogue

	8:00	8:30	9:00	9:30	10:00	10:30	11:00	11:30	12:00
ABC	*The Fast and the Furious.* ★★ An undercover police officer (Paul Walker) investigates a gang leader (Vin Diesel) suspected of stealing electronic equipment. With Michelle Rodriguez. (2001) (PG-13) (HD)				**Super Millionaire:** Contestants answer multiple-choice questions for escalating prizes. (N)		**Local news.**	**Nightline.** (Starts 11:35)	**Jimmy Kimmel Live.** (N) (TV14-DL)
CBS	**Yes, Dear:** Prisoners. (N) (HD) (TVPG-L)	**Still Standing.** (N) (HD) (TVPG-DL)	**Everybody Loves Raymond.** (N) (HD) (TVPG)	**Two and a Half Men.** (N) (HD) (TVPG-DL)	**CSI: Miami:** Former surf champion is murdered in his home. (N) (HD) (TV14-V)		**Local news.**	**Late Show With David Letterman:** Norah Jones performs. (Starts 11:35) (N) (TVPG)	
Fox	**The Littlest Groom:** Women vie for the affections of a 4-foot-5-inch man. (Part 2 of 2) (N) (TVPG-LS)		**My Big Fat Obnoxious Fiance:** (Season finale) The wedding ceremony. (N) (TV14-DL)		**Local news and programming.**				
NBC	**Fear Factor:** Contestants must bob in a tank filled with moray eels. (N) (TVPG)			**Average Joe: Hawaii:** One guy gets an opportunity to spy on Larissa while she shares a private moment with one of the others. (N) (TVPG)			**Local news.**	**The Tonight Show With Jay Leno:** Simple Plan performs. (Starts 11:35) (N) (HD) (TV14)	
PBS	**Antiques Roadshow:** Oklahoma City; French Art Deco travel posters. (Part 2 of 3) (N) (TVG)		**American Experience:** J. Edgar Hoover uses John Dillinger's notoriety. (TVPG)		**The Black Press: Soldiers Without Swords:** Interviews with editors, photographers, and journalists give a historical account of black newspapers. (TVPG)			**Charlie Rose:** Director Sam Mendes. (N)	
UPN	**The Parkers:** Nikki writes a novel. (N)	**Eve:** J.T. tries to shake off a clingy pal. (N)	**Girlfriends:** Maya dates a pro athlete. (N)	**Half & Half:** Spencer has a fling. (N)	**Local programming.**				
WB	**7th Heaven:** Annie's half-sister prepares to get married. (N) (TVG)		**Everwood:** Ephram goes to jail after getting caught up in a bar fight. (N) (HD) (TVPG-D)		**Local programming.**				
Pax	**Fun Videos.** (TVPG)	**Fun Videos.** (TVPG)	**Early Edition:** Gary saves a clairvoyant girl. (TVPG)		**Diagnosis Murder:** Tunnel collapses. (TVPG)		**It's a Miracle.** (TVPG)	**Paid programming.**	**Paid programming.**
Telemundo	**Amor Descarado:** Hombres parecidos.		**El Alma Herida.**		**Mujeres Apasionadas.**		**Noticiero Telemundo.**	**Laura:** Conducido por: Laura Bozzo.	
Univision	**Velo de Novia.**		[cut off]		[cut off]				

	8:00	8:30	9:00	9:30	10:00	10:30	11:00	11:30
Encore	*An Officer and a Gentleman.* ★★★ Hotshot shapes up for Navy drill sergeant and factory girl. (1982) (R)				*The Color of Money.* ★★★ Pool shark "Fast Eddie" shows upstart how to hustle. (Starts 10:05) (1986) (R)			
ESPN	**College Basketball.** (From 7:00) (Live)		**College Basketball:** Kansas at Texas. (Live)				**SportsCenter.** (Live)	
ESPN2	**Road Trip to the Auto Show:** Los Angeles.		**NHL Hockey:** Detroit Red Wings at Edmonton Oilers. (Live)					**NHL 2Night.**
ESPN Classic	**SportsCentury.** (N)	**SportsCentury.**	**Baseball:** Dodgers at Astros. (N)		**Baseball:** 1963 World Series Film.		**SportsCentury.**	**SportsCentury.**
FNC	**The O'Reilly Factor.**		**Hannity & Colmes.** (Live)		**Greta Van Susteren.**		**The O'Reilly Factor.**	
Food	**Emeril Live:** Bloody Mary oyster shooters. (N)		**Unwrapped.** (N)	**Unwrapped.**	**Top 5.** (N)	**Top 5.**	**Unwrapped.**	**Good Eats.**
FX	*On Deadly Ground.* ★ Oil-company troubleshooter (Steven Seagal) fights unsafe refinery. (1994) (R)				**Cops.**	**Cops.**	*On Deadly Ground.* ★ With Steven Seagal. (1 hr., 41 mins.) (1994) (R)	
Gala	**Chespirito:** Aventuras para la familia.		**La Jugada.** (TVPG)		**Nueva Vision.**		**Juntos/Revueltos.**	**Noticiero.**
Game	**Who Wants to Be a Millionaire.** (TVG)		**Lingo.** (TVG)	**Match Game.** (TVPG)	**Lingo.** (TVG)	**Match Game.** (TVPG)	**Love Connection.**	**Newlywed Game.**
Golf	**Golf Channel Academy Live.**		**Golf Channel Acad.**	**Playing Lessons.**	**Champions Tour Learning Center.**		**What's in the Bag?**	**Golf Central.**
Hall	**Touched by an Angel:** Angel raises a child.		*A Man Alone.* ★★ Gunfighter hides from lynch mob with sheriff and daughter. (1955) (NR)				**M*A*S*H.**	**M*A*S*H.**
HBO	*Brown Sugar.* ★★ A music producer (Taye Diggs) falls for his longtime friend (Sanaa Lathan). With Mos Def. (1 hr., 49 mins.) (2002) (PG-13) (HD)				*City By the Sea.* ★★ A detective's (Robert De Niro) son (James Franco) is the prime suspect in a murder. With Frances McDormand. (2002) (R) (HD)			
HGTV	**Smart Design.**	**Decorating Cents.**	**Mission: Organize.**	**Design Challenge.**	**Design on a Dime.**	**Design on a Dime.**	**House Hunters.**	**Ground Rules!**
History	**Mail Call.** (TVPG)	**Mail Call.** (TVPG)	**Blind Man's Bluff:** Submariners stalk the world's oceans during the Cold War. (TVG)				**Inside the Soviet Military:** Meltdown. (TVG)	
Ind. Film	**Dinner for Five.**	**IFC Shorts.** (N)	*The Grifters.* ★★★ A con man (John Cusack) makes a no-win triangle with his mother (Anjelica Huston) and his girlfriend (Annette Bening). (1990) (R)				**Dinner for Five.**	*The Last Seduction.* With Linda Fiorentino. (1 hr., 49 mins.) (199[cut off]
Lifetime	**The Nanny:** Hurricane. (TVPG-L)	**The Nanny:** Widow. (TVPG-DL)	*Murder in the Mirror.* ★★ A widow (Jane Seymour) investigates her husband's (Robert Desiderio) mysterious past. With Alex Mendoza. (2000) (TVPG-DLV)				**The Golden Girls.** (TVPG-D)	**The Golden Girls.** (TVPG-D)
Movie Channel	*Hoosiers.* ★★★ 1950s basketball coach (Gene Hackman) leads lowly Indiana high-schoolers. With Barbara Hershey. (1 hr., 55 mins.) (1986) (PG) (HD)				*Rollerball.* ★★ Athletes (Chris Klein, LL Cool J) compete in a violent and deadly sport. With Jean Reno. (1 hr., 38 mins.) (2002) (PG-13) (HD)			
MSNBC	**Countdown.**		**Deborah Norville.**		**Scarborough Country.**		**Chris Matthews.**	

Holiday Inn SELECT

BOSTON GOVERNMENT CENTER
5 Blossom Street
Boston, Massachusetts 02114
617-742-7630
Fax 617-742-4192

Name & Address

J CRAPO
P O BOX 400151

CAMBRIDGE MA 02140

Room	1410-11
Arrive Date	02/22/04/JPW
Dept. Date	02/26/04/
Folio #	VIEW
Room Rate	129.95 / .00
Account	0-00001
Mkt/Seg	4-GRT

Independently owned by an affiliate of FelCor Lodging Trust Incorporated and managed by InterContinental Hotels Group
Page 1

I authorize you to bill the full balance of my account to my credit card which was presented upon registration.

SIGNATURE **Rapid Check-Out**SM

The management is not responsible for any valuables not secured in safety deposit boxes provided at the front office. I agree that my liability for the charges is not waived and agree to be held personally liable in the event that the indicated person, company or association fails to pay for any part or the full amount of such charges.

X
SIGNATURE

DATE	CODE	REFERENCE	ID	DESCRIPTION	CHARGE	PAYMENT	BALANCE
0000	991	0	JPW	ADVANCE DEPOSIT	.00$	-584.52$	-584.52$
0222	114	0222000	TBB	DISCOUNT	129.95$	.00$	-454.57$
0222	811	0222001	TBB	ROOM TAX	6.50$	.00$	-448.07$
0222	812	0222002	TBB	CITY TAX	9.68$	.00$	-438.39$
0223	114	0223000	TBB	DISCOUNT	129.95$	.00$	-308.44$
0223	811	0223001	TBB	ROOM TAX	6.50$	.00$	-301.94$
0223	812	0223002	TBB	CITY TAX	9.68$	.00$	-292.26$
0224	114	0224000	TBB	DISCOUNT	129.95$	.00$	-162.31$
0224	811	0224001	TBB	ROOM TAX	6.50$	.00$	-155.81$
0224	812	0224002	TBB	CITY TAX	9.68$	.00$	-146.13$
0225	114	0225000	TBB	DISCOUNT	129.95$	.00$	-16.18$
0225	811	0225001	TBB	ROOM TAX	6.50$	.00$	-9.68$
0225	812	0225002	TBB	CITY TAX	9.68$	.00$	.00$
				TOTAL			.00$

Holiday Inn SELECT

--For EXPRESS CHECK OUT, please sign below and leave a copy in our gold Key Box near the elevators. Your bill will be processed to the credit card presented at check in.

THANK YOU AND HAVE A GREAT DAY

ACCT. NO.	DATE OF CHARGE	FOLIO NO./CHECK NO.
XXXXXXXXXXXXXXXXXXXXX	XX/XX/XX	XX-XXXXXX-XX

CARD MEMBER NAME
XXXXXXXXXXXXXXXXXXXXXXXXXXXX

AUTHORIZATION: XXXXXX
I.D.: XX

ESTABLISHMENT NO. & LOCATION
ESTABLISHMENT AGREES TO TRANSMIT TO CARD ISSUER FOR PAYMENT

XXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXX, XX XXXXX

Holiday Inn SELECT

PURCHASES & SERVICES: XXXXXXXX

CARD MEMBER'S SIGNATURE
X

TOTAL AMOUNT: XXXXXXXX

MERCHANDISE AND OR SERVICES PURCHASED ON THIS CARD SHALL NOT BE RESOLD OR RETURNED FOR A CASH REFUND

Shareholder

John J. CRAPO.

Pro Se


NEW & IMPROVED
Energizer
ADVANCED POWER
in High-Tech Devices
RECLOSEABLE BATTERY PACK
TITANIUM
4
ALKALINE

Shareowner John CRAPO, Pro Se

ABC Family	*Dennis the Menace.* ★★ Comic-strip moppet (Mason Gamble) plays pranks on Mr. Wilson (Walter Matthau). With Joan Plowright. (1993) (PG) / **Whose Line Is It?** (TVPG) / **Whose Line Is It?** (TVPG-D) / **The 700 Club.** / **Funniest Home Videos.** (TVG)
AMC	*Scent of a Woman.* ★★★ A blind ex-colonel (Al Pacino) takes his preppie guide (Chris O'Donnell) on a lust-for-life trip to New York. (From 7:00) (1992) (R) / **Primetime Shootout: The Oscars:** Oscar predictions. (N) (TVG) / *Bugsy.* ★★★ Hollywood gangster Bugsy Siegel (Warren Beatty) creates Las Vegas. With Annette Bening. (1991) (R)
Animal Planet	**Miami Animal Police.** (TVPG) / **Cell Dogs.** (TVPG) / **Animal Cops Houston.** (TVPG) / **Miami Animal Police.** (TVPG) / **Cell Dogs.** (TVPG)
BBC	**Red Cap.** (TV14) / **Wire in the Blood:** The bodies of murdered people are buried with ancient remains. (TV14) / **Red Cap.** (TV14) / **Wire in the Blood.**
BET	*When We Were Kings.* ★★★ Muhammad Ali vs. George Foreman in Zaire, 1974. (1996) (PG) / **ComicView:** Comics. / **News.** / **Hey Monie.** / **Midnight Love.**
Bravo	*Fatal Attraction.* ★★★ Lawyer (Michael Douglas) with wife (Anne Archer) sleeps with twisted client (Glenn Close). (1987) (R) / **West Wing.** (TVPG) / **The West Wing.** (TVPG) / *Fatal Attraction.* ★★★
Cartoon	**Jackie Chan Adv.** / **Ed, Edd 'n Eddy.** / **Pokemon.** (TVY7-FV) / **X-Men: Evolution.** / **Yu-Gi-Oh!** (TVY7-FV) / **Justice League.** / **Family Guy.** (TV14) / **Futurama.** (TVPG-L) / **Witch Hunter Robin.**
Cinemax	*Basic.* ★★ A DEA agent (John Travolta) investigates the disappearance of soldiers. With Connie Nielsen. (1 hr., 38 mins.) (2003) (R) (HD) / *The Crow: City of Angels.* ★ Magic crow guides slain mechanic (Vincent Perez) seeking revenge. (1996) (R) (HD) / **Erotic Confessions.** (TVMA) / *All for Lust.* (2001) (R)
CMT	**Crossroads.** / **Waiting in the Wings.** / **News Special.** / **Crossroads.** / **Waiting in the Wings.**
CNBC	**The Apprentice.** (TVPG) / **Dennis Miller.** (N) / **Cover to Cover.** / **The Apprentice.** (TVPG) / **D. Miller.**
CNN	**Paula Zahn Now.** / **Larry King Live.** / **NewsNight/Aaron Brown.** / **Lou Dobbs Tonight.** / **Larry King.**
CNN/fn	**Dolans Unscripted.** / **The Flipside.** / **Lou Dobbs Tonight.** / **Dolans Unscripted.** / **Biznews.**
Comedy	*Best in Show.* ★★★ Contestants converge on Philadelphia for a dog show. (From 7:30) (2000) (PG-13) / **South Park.** (TVMA) / **Straight Plan for the Gay Man.** (Series premiere) / **Daily Show/Jon Stewart.** (TVPG) / **Tough Crowd.** (N) (TV14) / **Straight Plan for the Gay Man.**
Court TV	**The System.** (TV14) / **Forensic Files.** / **Forensic Files.** / **The System:** Informant's disappearance. (TV14) / **NYPD Blue:** An actor is assaulted. (TVMA) / **The System.** (TV14)
C-SPAN	**Prime Time Public Affairs.** / **Prime Time Public Affairs.**
C-SPAN2	**Public Affairs.** / **Public Affairs.**
Discovery	**Monster House:** Zen home. (N) (TVPG) / **Monster Garage.** (TVPG) / **American Chopper.** (N) (TVPG) / **Monster House:** Zen home. (TVPG) / **Monster Garage.**
Disc. Hlth.	**Ten Years Younger.** (TVPG) / **Plastic Surgery: Before and After.** (TVPG) / **Michael Jackson: The Man in the Mirror.** (TVPG) / **Ten Years Younger.** (TVPG) / **Plastic Surgery.**
Disney	*Cadet Kelly.* ★★ A teen (Hilary Duff) deals with her captain (Christy Carlson Romano) at a military academy. With Shawn Ashmore. (2002) (TVG) / **Sister, Sister:** Separated. (TVG) / **Boy Meets World.** (TVG) / **Kim Possible.** (TVG) / **The Proud Family.** (TVG) / **Even Stevens:** Audition. (TVG)
E!	**The E! True Hollywood Story:** Actress Demi Moore. (TVPG-S) / **The E! True Hollywood Story.** (TVPG-S) / **Howard Stern.** (N) / **Howard Stern.** / **Celebrities Uncen.**

Outdr Life	**Ironjack Champ.** / **Lumberjack Champ.** / **Lumberjack Champ.** / **Samurai Sportsman.** / **Outdoor Outtakes.** / **Outdoor Outtakes.** / **Ironjack Champ.** / **Lumberjack Champ.**
Sci Fi	**Stargate SG-1.** (TVPG) / **Stargate SG-1:** Daniel Jackson reunites. (TVPG) / **Stargate SG-1.** (TVPG) / *Firestarter: Rekindled.* (3 h… mins.) (2002) (TV14-SV) (Pa…
Showtime	*Die Another Day.* ★★ James Bond (Pierce Brosnan) and an agent (Halle Berry) battle a maniacal businessman (Toby Stephens). (2002) (PG-13) (HD) / *Donnie Brasco.* ★★★ An undercover FBI agent (Johnny… an unwitting mobster's (Al Pacino) patronage to infiltra… York Mafia. (Starts 10:15) (1997) (R) (HD)
Speed	**NBS 24-7.** / **NBS 24-7.** / **Autorotica.** / **Wind Tunnel With Dave Despain.** (Live) / **Speed Racer.** / **Motor-Week.** / N…
Spike	**Star Trek: The Next Generation.** (TVPG) / **WWE RAW:** Mr. McMahon's major WrestleMania announcement. (N) (TV14-DLV) / **Stripperella.** (TVMA) / **John Henson Project.** / Bl…
Starz	*Signs.* ★★★ With Mel Gibson. (From 7:05) (1 hr., 46 mins.) (2002) (PG-13) / *Empire.* ★★ A drug dealer (John Leguizamo) gives money to an investment banker (Peter Sarsgaard). With Denise Richards. (1 hr., 35 mins.) (2002) (R) / *Final Destination 2.* ★★ Sev… meet grisly fates. With Ali La… 10:45) (2003) (R) (HD)
Sundance	**Automatic.** (TV14-LV) / **Document 2003.** (TV14) / *Seeing Is Believing: Handicams, Human Rights and the News.* ★★★ (2002) / *Hell House.* ★★ Performers showcase perils of drugs and abortion. (1 hr., 25 mins.) (2001) (NR) / *Highball.* ★★★ … relationships are… ing three parties.
TBS	*Message in a Bottle.* ★★ A woman (Robin Wright Penn) tracks the author (Kevin Costner) of a romantic note. With Paul Newman. (2 hrs., 12 mins.) (1999) (PG-13) / *Bird on a Wire.* ★★ FBI-relocated witness (… son) and ex-girlfriend (Goldie Hawn) flee dr… (David Carradine). (Starts 10:40) (1990) (PG…
TCM	*The Farmer's Daughter.* ★★★ Swedish maid (Loretta Young) runs for Congress against employers' (Joseph Cotten, Ethel Barrymore) choice. (1947) (NR) / *Terms of Endearment.* ★★★★ A spunky woman (Shirley MacLaine) babies her daughter (Debra Winger), then her … naut neighbor (Jack Nicholson). (2 hrs., 12 mins.) (1983) (…
TLC	**Trauma: Life in the ER:** Trauma Center. (TVPG) / **Trauma: Life in the ER:** Teen hit by truck. (TVPG) / **Love, Sex and the Miracle of Birth.** (TVPG) / **Trauma: Life in the ER:** Trauma Center. (TVPG) / Tra… Life…
TNT	**Law & Order:** The detectives probe the murder of a star violinist. (TV14-L) / **Law & Order:** Woman says she was forced into crime spree. (TV14-L) / **Law & Order:** A rich collegian is slain in a biker bar. (TV14-L) / **Law & Order:** A homeless man harasses apartment dwellers. (TV14-L) / X-F… (Pa… (TV…
Toon D	**Digimon.** (TVY) / **Buzz Lightyear.** / **Recess.** (TVY) / **The Weekenders.** / **House of Mouse.** / **Timon & Pumbaa.** / **Aladdin.** (TVY) / **Gargoyles.** (TVY) / Gar… (TV…
Travel	**Weird Travels.** (TVPG) / **Mardi Gras Revealed.** (TVPG) / **Las Vegas: Adults Only!** Strip clubs. (TVPG) / **Weird Travels.** (TVPG) / Mar… Rev…
TV Land	**Carol Burnett.** / **All in the Family.** / **Sanford & Son.** / **Bewitched.** (TVG) / **Andy Griffith Show.** / **Leave It to Beaver.** / **Family Ties.** (TVG) / **Cheers.** (TVPG) / Sanf… Son.
USA	**Law & Order: Special Victims Unit:** A woman falls to her death. (TVPG) / *The Musketeer.* ★★ With 17th-century France in turmoil, young D'Artagnan seeks revenge for the murder of his parents. (2001) (PG-13) / **Law & Order: Special Victims Unit:** A woman falls to her death. (TVPG) / Mon… Pape… murd…
VH1	**Behind the Music.** (TVPG) / **Bubblegum Babylon:** A history of manufactured pop music directed toward children. (TVPG) / **Totally Gay:** Sexuality in the 21st century. (TVPG) / Sex a… City:
WE	*The Money Pit.* ★★ A couple's (Tom Hanks, Shelley Long) new mansion is a lemon. (1986) (PG) / **Single in Vegas.** (N) (TV14-DL) / *The Money Pit.* ★★ A couple's ne… mansion is a lemon. (1986) (PG)
WGN	*10.* ★★ Older pop composer (Dudley Moore) chases nubile dream-girl (Bo Derek). (1979) (R) / **News.** / **Becker.** (TVPG) / **Becker.** (TVPG) / Elimi… (N) (T…



TONIGHT
Dale Earnhardt Jr.
&
Jeff Gordon
ON
LARRY KING LIVE

Shareowner
JOHN CRAPO, Pro Se

	ers: Nikki writes a novel. (N)	J.T. tries to shake off a clingy pal. (N)	Girlfriends: Maya dates a pro athlete. (N)	Half & Half: Spencer has a fling. (N)	Local programming.			
WB	7th Heaven: Annie's half-sister prepares to get married. (N) (TVG)		Everwood: Ephram goes to jail after getting caught up in a bar fight. (N) (HD) (TVPG-D)		Local programming.			
Pax	Fun Videos. (TVPG)	Fun Videos. (TVPG)	Early Edition: Gary saves a clairvoyant girl. (TVPG)		Diagnosis Murder: Tunnel collapses. (TVPG)	It's a Miracle. (TVPG)	Paid programming.	Paid programming.
Telemundo	Amor Descarado: Hombres parecidos.		El Alma Herida.		Mujeres Apasionadas.	Noticiero Telemundo.	Laura: Conducido por: Laura Bozzo.	
Univision	Velo de Novia.		Bajo la Misma Piel: Traicion.		Cristina: El 40 aniversario de Jose Jose.	Primer Impacto.	Noticiero Univision.	Mejores Familias.
A&E	Biography: Activist Alec		The True Story of		Airline. (N)	Airline.	House of Dreams. (TVG)	

HGTV	Smart Design.	Decorating Cents.	Mission: Organize.	Design Challenge.	Design on a Dime.	Design on a Dime.	House Hunters.	Ground Rules!	Smart Design.
History	Mail Call. (TVPG)	Mail Call. (TVPG)	Blind Man's Bluff: Submariners stalk the world's oceans during the Cold War. (TVG)				Inside the Soviet Military: Meltdown. (TVG)		Mail Cal (TVPG)
Ind. Film	Dinner for Five.	IFC Shorts. (N)	The Grifters. ★★★ A con man (John Cusack) makes a no-win triangle with his mother (Anjelica Huston) and his girlfriend (Annette Bening). (1990) (R)				Dinner for Five.	The Last Seduction. ★ With Linda Fiorentino hr., 49 mins.) (1994) (	
Lifetime	The Nanny: Hurricane. (TVPG-L)	The Nanny: Widow. (TVPG-DL)	Murder in the Mirror. ★★ A widow (Jane Seymour) investigates her husband's (Robert Desiderio) mysterious past. With Alex Mendoza. (2000) (TVPG-DLV)				The Golden Girls. (TVPG-D)	The Golden Girls. (TVPG-D)	The Nan Insecuri (TVPG-D
Movie Channel	Hoosiers. ★★★ 1950s basketball coach (Gene Hackman) leads lowly Indiana high-schoolers. With Barbara Hershey. (1 hr., 55 mins.) (1986) (PG) (HD)				Rollerball. ★★ Athletes (Chris Klein, LL Cool J) compete in a violent and deadly sport. With Jean Reno. (1 hr., 38 mins.) (2002) (PG-13) (HD)				Totally Exposed. (Starts 11
MSNBC	Countdown.		Deborah Norville.		Scarborough Country.		Chris Matthews.		Countdo
MTV	TRL. (TVPG)		Real World.	Real World.	Real World.	MTV Special.	Room Raiders.	MTV Special.	Video Cl. (TVPG)
Nat. Geo.	Taboo: Body Perfect. (TVG)		Taboo: Tattoo: Skin art runs the gamut. (TVG)		Geo Files: Head hunting. (TVPG)		NG on Assignment.	Living Dangerously.	Taboo: B Perfect.
Nick	Fairly Odd-	Sabrina.	Full House.	Full House.	The Cosby	The Cosby	Roseanne.	Roseanne.	The Cosb

Dear General Managers
Kinsale
Feb 26th 2004

My meal Sandwich - bowl + rolls was $3.66
I paid with five($) 5.00

change should've been
5.00
3.66
1.34

but I got change
$2.25
1.34
91

91¢ too much
hence I leave $one (01)
91¢ for management
and 9¢ for the wait person

#0110
Table 403

I was in a hotel for several days
but tonight I return to the shelter
I'm homeless

Sincerely

John J. CRAPO
pro se

JJC/jjc

ONE DOLLAR

John J. CRAPO Pro Se

From shareholder John CRAPO. PRO SE
14 May 2004 TO IDACORP INC CORP
SECY MR STAHMAN

SECTION SEVEN(07)
TWENTY-SIX (26) pages
printed one side reverse side
BLANCK

Genealogical Register of Plymouth Families
three (03) PP

ROCHESTER (MA) VITAL RECORDS " "
Eight (08) PP.

SCITUATE (MA) VITAL RECORDS
FOUR (04) PP.

PLYMOUTH COLONY MARRIAGES 7 11 15
three (03) PP. 8 26

THE PIONEERS OF MASSACHUSETTS
EIGHT (08) PAGES

JJC/JJC

GENEALOGICAL REGISTER

OF

PLYMOUTH FAMILIES

By
WILLIAM T. DAVIS



GENEALOGICAL PUBLISHING CO., INC.
BALTIMORE 1977

of Scituate; Mercy, m. William Sherman. PEREGRINE, Weymouth, son of above, by wife Susanna, had Benni, 1686, and others. REUBEN, from Wareham, m., 1816, Beulah King. RESOLVED, Scituate, son of 1st William, came with his father in the Mayflower 1620, and m., 1640, Judith, d. of William Vassall of Scituate, and had William, 1642; John, 1644; Samuel, 1646; Resolved, 1647; Ann, 1649; Elizabeth, 1652; Josiah, 1654; Susanna, 1656. ROBERT, Hanover, son of 1st Benjamin, m., 1771, Mary Crooker, and had Penniah, 1773. He m., 2d, 1777, Ann House, and had David, 1770; Martin, Richmond, Charles, Elijah. THOMAS F., from Marshfield, m., 1824, Hannah Clark. THOMAS HOWLAND, Shelburne, son of 2d Gideon, m., 1831, Cornelia Ogden, and had Cornelia, 1832, and Nathaniel Whitworth, 1837. TOBIAS, Marshfield, son of 4th Benjamin, by wife Hannah, had Mercy, 1778; Sarah, 1780; Gideon, 1783; Benjamin, 1785. WILLIAM, son probably of Bishop John White of England, came in the Mayflower 1620. He m. in Leyden, 1612, Anna, sister of Samuel Fuller, always called Susanna. He brought with him his wife and son Resolved, born 1615, and had Peregrine, born in Provincetown harbor after arrival. WILLIAM, New Bedford, son of Joshua, m. a Bryant of Middleboro', and had Charity, Cabel, and Joshua. He m., 2d, Hannah Stetson, d. of Theophilus Cushing of Pembroke, and had William, Cushing, Ann, and Lucinda. WILLIAM, from New Bedford, son of above, m., 1807, Fanny Gibbs, and had Arabella, m. Nathaniel Goodwin of Plymouth; Fanny, m. Hayden Coggshall; Peregrine, and John. WILLIAM, Marshfield, son of Jesse, had Sybil, John, Anna, and perhaps others.

WHITEHOUSE, JOHN, from Newport, m., 1766, Thankful Holmes.

WHITING, WHITTEN, or WHITON, ABRAHAM WHITTEN, Kingston, son of 2d Elisha, m. Sally Robbins, 1796, and had Abraham; [illegible]; Sally, m. Joseph Wright; Polly, m. Thadeus Washburn of Kingston; and Charles. ABRAHAM WHITTEN, son of above, m. Lucia H. Holmes, 1826, and had [illegible] Francis L., m. wid. Augusta P. Cady; Horace C., m. Jane E., d. of William Stephens; and Orrin Brooks, m. Abby Cushing. AMOS WHITTEN, son of 2d Elisha, m. Priscilla, d. of Barnabas Holmes, 1803, and had Samuel Marshal, Amos; Priscilla, m. Jason Murdock of Wareham; and Lucia Ann, m. a Stetson of Kingston. ASA WHITING, Salem, probably son of 2d Joseph, m. Anna Thistle, and had John T., and Asa Alden. ASA ALDEN, son of above, m. Mary Millet Nichols, and had George A., 1838, m. Sarah Elizabeth, d. of Francis J. Goddard of Plymouth; Annie, 1840, m. Charles O. Churchill of Plymouth; Lucy, 1842, m. William A. Tarbell; John, m. Mary Winsor of Duxbury; and Sarah, m. William A. Munroe. BENJAMIN WHITING, son of 2d Elisha, m. Martha Harlow, and had Benjamin, m. Susan L. Finney; Ellis, m. Hannah C. Nickerson; John, Josiah; Martha, m. Ephraim F. Churchill; and Nancy, m. Rufus Sampson. BENJAMIN WHITING, son of above, m. Susan L. Finney, 1827, and had Benjamin, m. Lucy Hammond; and Josiah, m. Lydia C. White of Weymouth. CHARLES WHITTEN, son of 1st Abraham, m. Mary R. Holmes, 1827, and had Charles, m. Lydia N. Bradford, M. Anna Sears, and Charlotte A. Irving; Lewis Holmes, m. Emeline A., d. of Robert Hutchinson; Abraham, m. Ruth W. Sears; Rufus Robbins, m. wid. Pauline (Wheeler) Wellington; Elisha Cobb; and Edward W., m. Laura Diman. ELISHA

WHITON, son of 3d James, m. Joanna, d. of John Dunham, 1728, and had Elisha, 1729; Joanna, 1731; Alpheus, m. Ruth Grafton; Azariah, m. wid. Rebecca (Churchill) Holmes; and Mercy, m. Ebenezer Doten. ELISHA WHITON, son of above, m. Betsey Holmes, and had Levi, m. Ruth Finney and Mary Barden; Joseph, m. Sarah Morton and Polly Morton; Nathan, m. Rebecca Doten; Ephraim, m. Elizabeth Bartlett; Benjamin, m. Martha Harlow; Josiah, moved to Ohio; Mary, m. Josiah Morton; and Josie, all of whom assumed the name of Whiting. He m., 2d, Mary (Harding) Howard, wid. of Jesse, and had Abraham, Melzar, and Amos, all of whom assumed the name of Whitten. ELISHA WHITING, son of 1st Joseph, m. Almira Holmes, and had Caroline Augusta, m. William F. Spear; Mary Ellen, m. Winslow S. Holmes; Abby Iowa, Elisha; Joseph B., m. Laura T., d. of John T. Hall; and Fanny, m. William H. Moore, living in the state of New York. EPHRAIM WHITING, son of 2d Elisha, m. Elizabeth, d. of Ephraim Bartlett, 1795, and had Ephraim, m. Patience Everson; and Benjamin, m. Phebe R. Flemmons[illegible] GEORGE WHITING, son of 1st Joseph, m. Betsey P. Holmes, and had Em[illegible] m. William H. Clark; and Georgianna. HENRY WHITING, son of 1st Joseph, m. Grace, d. of Ellis Holmes, and had Henry, 1816, m. Nancy, d. of William Burgess; Winslow, 1820, m. Abby Holmes; Pelham, 1823, m. Sophia B. Straffin. JAMES WHITON, the ancestor, was in Hingham 1647, where he m. in that year Mary, d. of John Beal, and had James, 1651; Matthew, 1653, m. Deborah, wid. of John Howard; John, 1655; David and Jonathan, twins, 1658; Enoch, 1659, m. Mary Lincoln; Thomas, 1662, m. Joanna Garnet; Mary, 1664, m. Isaac Wilder, and a 2d husband named Jordan. JAMES WHITON, Hingham, son of above, by wife Abigail, had Hannah, 1678, m. John King; James, 1680, m. Mercy, d. of Matthew Whiton; John, 1681; Samuel, 1685, m. Margaret Williams and Elizabeth Williams; Joseph, 1687, m. Martha Tower; Judith, 1689, m. James White; Rebecca, 1691; Benjamin, 1693, m. Sarah Tower; Solomon, 1695. JAMES WHITON, Hingham, son of above, m. Mercy, d. of Matthew Whiton, and had Mary, 1710; James, 1712, moved to Hartford; Matthew, 1714; Jael, 1718, m. Isaac Thayer; Nathan, 1721; Cornelius, 1723; and Elisha. JOHN, Plympton, son of 1st James, by wife Bethiah, had Azariah, 1711; Alice, 1713; Jedidah, 1714; Zacheus, 1716; Alpheus, 1718; Bethiah, 1720; John, 1722; Thomas, 1724. JOSEPH WHITING, son of 2d Elisha, m. Sarah Morton, 1789, and had Abigail, 1790, m. Rufus Gibbs; Joseph, 1792, m. Betsey, d. of Ichabod Morton; and Henry, 1794. He m., 2d, Polly Morton, and had Sarah, 1804, m. Joseph Phillips of Duxbury; Eleanor, 1806; James Harvey, 1808; Elisha, 1811; and George. JOSEPH WHITING, Bridgewater, son of 2d Solomon, m. Abigail, d. of Isaac Alden, 1778, and had probably Asa. LEVI WHITING, son of 2d Elisha, m. Ruth Finney, 1784, and had Levi, m. Deborah Morton. He m., 2d, Mary Barden, 1812. MELZAR WHITTEN, Kingston, son of 2d Elisha, m., 1805, Wealthea Delano and wid. Deborah Caswell, and had Melzar, m. Susan, d. of Benjamin Delano. NATHAN WHITING, son of 2d Elisha, m. Rebecca Doten, 1795, and had Nathan, 1797, m. Polly Finney; Elizabeth Doten, 1798, m. Seth Finney; Olive, 1800; Rebecca, 1803, m. Henry Morton; Adoniram, 1805, m. Lucy F. Ingalls and Sarah W. Manter; Stephen, 1807; Levi, 1809,

Elihu Brett, and had Mary, 1699, m. Joseph Packard; John, 1701; Margaret, 1704, m. Nathaniel Harvey; Experience, m. John Randall; Martha, m. Samuel Harden and James Pratt; Mehitabel, m. James Stacy. JOHN, Bridgewater, son of above, m., 1724, Patience, d. of Samuel Hayward, and had Susanna, 1727, m. David Johnson; Daniel, 1732. JONAH, Bridgewater, son of Daniel, m., 1788, *Abigail, d. of Jonathan Hayward*, and had Abigail, 1790, m. Jacob Hayward; Jonah, 1792, now living in Kingston; Polly Hayward, 1795, m. Leonard Hill; Lyman, 1798. He m., 2d, 1800, Hannah, sister of 1st wife, and had Clement, 1801; Henry Williams, 1803; Nathan, 1806; Emeline Frances, 1808; Augustus, 1811; Benjamin, 1815. He m., 3d, 1816, Freelove, wid. of William Fobes. JONAH, Kingston, son of above, m. Abigail, d. of Nathaniel Fuller, and had [illegible] 1824, m. Adaline Eaton; Jonah, 1826; William [illegible] Foster, 1831, m. Francis Ollyver [illegible] 1831 [illegible] Jonah, 1836; Angeline, 1839, m. Joseph [illegible] JONAH, Kingston, son of above, m. Betsey A. Bagnall and Caroline [illegible] and had Caroline. RICHARD, Plymouth, 1634, m., 1639, Ann [illegible] and had Richard, who m. Patience Bonum, 1670. THOMAS, Bridgewater, son of 1st Benjamin, m., 1710, Mary, d. of Samuel Kingsley, and had Susanna, 1718, m. Ephraim Fobes; Thomas, 1721, m. Susanna Ames; Jonah, 1723; Mary, 1725, m. Isaac Johnson; Rhoda, 1727, m. Daniel Lothrop; Betty, 1731, m. James Howard; Zephaniah, 1733; Nathan, 1738. ZEPHANIAH, Bridgewater, son of above, m., 1754, Bethiah, d. of Thomas Hayward, and had Zephaniah, 1757. ZEPHANIAH, Kingston, son of above, m. Hannah, d. of John Thomas, and had John Thomas; Betsey, 1793; Sarah, and Bethiah.

WILSON, JOHN D., from Salem, m. Anna, d. of Thomas *Nicolson*, 1814. JOHN BARKLEY, son of John and his wife Clara Van Baker of the Hague, born in Antwerp, came to Plymouth about 1835, and m. Mary, d. of Stephen Rogers, by whom he had Elizabeth; John Barkley, 1849, m. Cora, d. of Samuel M. Whitten; *Stephen Rogers*, 1852, m. Alice, d. of Eleazer H. Barnes.

WING, JEDEDIAH, from Rochester, pub., 1734, to Elizabeth Gifford. REUBEN, from Warren, m., 1825, Mrs. Caroline Burgess.

WINSLOW, ANTHONY, Bridgewater, son of 2d Gilbert, m. Deborah, d. of William Barker, and had Priscilla, m. James Thomas; and Deborah, m. Nathaniel Clift. CHARLES, Hanover, son of 2d Thomas, m., 1827, Margaret L. Litchfield, and had Charles L., 1828; Rachel F., 1832; Helen, 1838. EDWARD, Droitwich, England, son of 1st Kenelm, m., probably, *Eleanor* Pelham of Droitwich, and had Richard about 1586. He m., 2d, 1594, Magdalene Ollyver, and had Edward, 1595; John, 1597; Eleanor, 1598; Kenelm, 1599; Gilbert, 1600; Elizabeth, 1602; Magdalene, 1604; Josiah, 1606. EDWARD, son of above, came in the Mayflower 1620. He *m.* in Leyden, 1618, Elizabeth Barker from Chatsun, or Chester, or Chesham, England, and brought her with him. He m., 2d, 1621, Susanna (Fuller) White, wid. of William, and had before 1627 Edward and John. After that date he had Edward again; Josiah, 1628; Elizabeth, m. Robert Brooks and George Curwin of Salem. EDWARD, son of 1st Isaac, m. Hannah, d. of Thomas Howland, and wid. of William Dyer [illegible] and had John, 17[illegible]; Penelope, 17[illegible] [illegible]

1745; Edward, 1746. He was a loyalist, and removed to Halifax 1776, where he died 1784. EDWARD, son of above, m. Mary Symonds, and had Thomas Astor Coffin, Ward Chipman, Brooks Watson; Mary, m. Edward W. *Miller*; Edward; Sarah, m. Lawrence B. Rainsford; Hannah, Penelope, John Francis Wentworth, Daniel, Christian; Eliza Chapman, m. Dr. Sampson of the British army; and Catherine Wiltden. He was also a loyalist, and removed to New Brunswick in 1776, *before* his marriage, and died in Fredericton 1815. EDWARD, Boston, son of 1st John, m. Sarah Hilton, and had John, 1661; Sarah, 1663; Mary, 1665. He m., 2d, Elizabeth, d. of Edward Hutchinson, and had Edward, 1669; Catherine, 1672; Elizabeth, 1674; Ann, 1678. EDWARD, *Duxbury, son* of 9th Edward, m., 1755, Eleanor Pierce, and had David, 1756; Edward, 1761; Joshua, Thomas; Edward, 1769; George, Abigail. EDWARD, Duxbury, son of above, m. Rebecca Harlow of Plymouth, and had George, 1796; Betsey, 1798, m. Daniel Gale of Plymouth; George, 1800; Polly, 1802; Seth, 1805; Samuel, 1808; Rebecca, 1811. EDWARD, Rochester, son of 3d Kenelm, by wife Sarah, had Edward, 1703; Mehitabel, 1705, m. Thomas Winslow; James; Lydia, 1709, m. James Foster; Mercy, 1712, m. Chillingworth Foster; Sarah, 1707, m. Thomas *Lincoln* and James Whitcomb; Thankful, 1715, m. Josephus Hammond. EDWARD, Rochester, son of above, m. Hannah, d. of 6th Kenelm, and had Edward, 1729; Clark, 1731; Sarah, 1733; Enoch, 1735; Isaac, 1738; Hannah, 1740; Ezra, 1742; Bethiah, 1744. He m., 2d, 1746, Rachel, d. of 3d Josiah, and had Rachel, 1749; Tisdale, 1751; Josiah, 1753; Thankful, 1755; Benjamin, 1758; Mercy, 1763. He m., 3d, wid. Hannah Winslow *of Dighton*. EDWARD BYRON, Fredericton, N. B., son of John Francis Wentworth, m. Emma B. Orr, and had Wentworth Byron, Jasper Andrews, John James Frazier, and Jane Caroline. ELEAZER ROBBINS, Newton, son of Shadrach, m., 1813, Ann, d. of David Corbet of Boston, and had sixteen children, one of whom is Hon. John of New York and Brooklyn. FRANCIS EDWARD, Chatham, N. B., *son* of John Francis Wentworth, m. Constance Hansard, and had Edward Pelham, Warren Copley, Laura, Edith, and Charlotte. GEORGE, *Duxbury, son* of 6th Edward, m., 1781, Sarah G. Thomas. GILBERT, son of 1st Edward, came in the Mayflower 1620, returned *to England after* 1624, and died in 1650. GILBERT, Marshfield, son of 1st Nathaniel, m., 1698, Mercy, d. of Josiah Snow, and had Issachar, 1699; Barnabas, 1701; Gilbert, 1704; Anthony, 1707; Mercy, 1710; Rebecca, 1712; Job, 1715; Benjamin, 1717; Lydia, 1720. ISAAC, Marshfield, son of 2d Josiah, m., 1700, Sarah, d. of John Wensley of Boston, and had Josiah, 1701; John, 1702; Penelope, 1704, m. James *Warren*; Elizabeth, 1707, m. Benjamin Marston of Salem; Anna, 1709; Edward, 1714. ISAAC, Marshfield, son of 3d John, m., 1768, Elizabeth, d. of *Benjamin* Stockbridge of Scituate, and had Elizabeth, m. Kilburn Whitman; Isaac; Sarah, m. Ebenezer Clapp; Ruth S., 1771, m. Josiah *C.* Shaw and Thomas Dingley; John, 1774. He m., 2d, Francis, d. of Ebenezer Gay of Hingham. ISAAC, Charlestown, son of 1st John, *m.*, 1666, Mary, d. of Increase Newell, and had Parnel, 1667; Isaac, 1670. ISAAC, Hingham, son of 4th John, m., 1848, Abby Frothingham, d. of Ebenezer Gay, and had Edward Gay, 1849. JAMES, Freetown, son of 3d Josiah, m., 1738, Charity Hodges, and had



VITAL RECORDS OF ROCHESTER, MASSACHUSETTS

TO THE YEAR 1850

VOLUME II: MARRIAGES AND DEATHS

Edited by Henry Edwards Scott



A HERITAGE CLASSIC



Vital Record[illegible]chusetts to the Year 1850

[illegible] Births

[illegible] ed.

This Plym[illegible] from public lands on 4 June 1686. A po[illegible] new town of Wareham on 10 July 1[illegible] to Fairhaven on 9 April 1836. Sub[illegible] additional parts of the town were taken [illegible] Mattapoisett in 1853 and 1857, respectively. [illegible] marriages, and deaths was compiled fro[illegible] cemetery inscriptions, returns to the County [illegible] other private records. The data is arranged al[illegible] marriage intentions listed under both b[illegible] for eastern Massachusetts.

ISBN 1-55613-489[illegible]



CRAPO, Concider [int. Consider Crepo] and Marcy Waste [int. West] of Dartmouth, Mar. 30, 1757, in Dartmouth.
Earl and Laura Crapo, int. May 28, 1828.
Francis [int. Frances Crepo Jr.] and Margeret Beale [int. Margat Beals] of Plymouth, Apr. 24, 1760, in Plymouth.
Hannah and John Arnold, int. [Aug.] 31, 1798. [m. —— [rec. *before* Oct. 17], C.R.3.]
Ira and Matilda Gurny of Wareham, int. Apr. 26, 1821.
Jeremiah and Waitstill [int. Weightstill] West, Dec. 27, 1775. [Waitstill, P.C.R. C.R.1.]
Jeremiah and Elizabeth H. Dunham, Mar. 17, 1836.
John and Abigail Yeomans [dup. Gammons], Aug. 12, 1779. [Yeomans, P.C.R. C.R.1.]
John and Lyndah [dup. Lindah] Bisbee, Nov. 20, 1794 [dup. 1793]. [Lyndah, Nov. 20, 1794, C.R.3.]
John A. and Lydia B. Taber of Wareham, int. May 29, 1819.
Jonathan of Fretown and Celia Clark, int. Dec. 28, 1785.
Laura and Earl Crapo, int. May 28, 1828.
Loisa and [dup. and int. Capt.] Job Blankinship, Sept. 7 [dup. Sept. 17], 1828.
Lot and Betsey Purrington, int. Mar. 27, 1798. [m. Mar. 29, C.R.3.]
Luther and Hannah D. Taber of *Norton*, int. Apr. 4, 1826.
Luther and Sally H. Omands, int. July 7, 1838.
Mary and Jeriboham Swift of Plymouth, int. Nov. 25, 1816, "certified March 17–1817."
Meribah A. [int. Crapoe] and Charles Crane of New Bedford, Nov. 25, 1841.
Micah and Charity Briggs of Wareham [int. adds Plymo[uth] Co.], Feb. 9 [int. Feb. 19 *sic*], 1795, in Wareham.
Micah and Rebecca Wing, int. Apr. 10, 1796. [m. Nov. 25, C.R.3.]
Nicholas Jr. [dup. omits Jr.] and Meribah Cook of New Bedford, Sept. 10, 1789. [Nicholas Jr., P.C.R. C.R.1.]
Peter and Ann Luce, Nov. 23, 1738.
Philip and Sally [int. adds H.] Blackwell, Sept. 7, 1817.
Rest and Anthony Haskins [dup. Hoskins] of Middleb[orough], Dec. 3, 1772. [Hoskins [dup. Haskins] of Middleboro[ugh], P.C.R. Hoskins of Middleboro, C.R.1.]
Rest and Cyrus Perkins of Middleboro, Jan. 3, 1830.
Sally C. and Daniel Westgate, int. May 20, 1822.
William and Allice Crapo, int. Jan. 28, 1775.
W[illia]m Jr. and Patience Ellis, May 1 [dup. Aug. —], 1808. [May 1, C.R.1.]

* Intention not recorded.

CRAPOE (see Crapo, Crapoo, Crappo, Creapo, Crepo, Crepoo), Caleb B., 24, clerk, of New Bedford, s. Philip and Salla, and Rebecca A. [int. B.] Shaw, 20, d. Lewis and Ruth, May 31, 1846.

CRAPOO (see Crapo, Crapoe, Crappo, Creapo, Crepo, Crepoo), Alice and Esquire Badger of Barnstable, int. Nov. 15, 1788.
Elizabeth and James Lake of Darkmouth, Oct. 31, 1734.
Frances [*sic*] and Patiance Spooner of Darkmouth, int. Dec. 18, 1734.
John and Sarah [int. Sary] Clark, Nov. 7, 1734.
Mary and Jonathan Spooner [int. of Darkmouth], Dec. 31, 1733. [both of Rochester, P.C.R.]
Nicholas and Allis [int. Alas] Blackwell, Sept. 14, 1740. [Allis, C.R.1.]
Peroo and Pennelabe White, May 31, 1704.*
Peter and *Elener* Tabour of Darkmouth, int. May 3, 1734.
Rebeckah and John Matthews [int. Mathews], Jan. 5, 1743. [Rebecca and John Mattkeless *sic*, P.C.R.]

CRAPPO (see Crapo, Crapoe, Crapoo, Creapo, Crepo, Crepoo), Susannah and Louis De Moranville [int. Demaramville], Dec. 8, 1730. [Susanna Crapo and Louis Deneranville, P.C.R.]

CREAPO (see Crapo, Crapoe, Crapoo, Crappo, Crepo, Crepoo), Amos [int. Crepo] and Mary Andrewes, Aug. 5, 1753. [Crepo and Mary Andrews, P.C.R.]
Jane [dup. Crapo, int. Crepo] and Benjamin Ingram [dup. Ingraham, int. Inghram] of Freetown, Dec. 4, 1768. [Crapo and Benjamin Ingram of Freetown, P.C.R.]
Peter and Hannah Axdil of Middleborough, Feb. 13, 1755. [Crapo, P.C.R.]

CREPO (see Crapo, Crapoe, Crapoo, Crappo, Creapo, Crepoo), Joshua and Jane Haskins of Middlebo[rough], int. Sept. 13, 1767.
Mary and Samuel Spooner [of] Middlebo[rough], int. Jan. 17, 1762.
Mary [dup. and second dup. Crapo] and Tho[ma]s Washbon [dup. and second dup. Washburn] of Dartmo[uth], Dec. 8, 1763. [Crapoo and Tho[ma]s Washburn of Dartm[ou]th, P.C.R.]
Penelope and Seth Cowing, int. Feb. 3, 1765.

* Intention not recorded.

John J. Crapo



CRAPO, Spooner, s. William and Allice, Feb. [illegible], 1785.
Warren, s. William and Allice, July [illegible], 1787.
William, s. Francies and Patience, Feb. [illegible], 1759.
William, s. William and Allice, May [illegible], 1789.

CRAPOO (see Crapo, Creapo, Crepo), Amas, s. Peter and Elener, Sept. 9, 1735.
Bethiah, d. Nicolas and Allic, bp. June 14, 1752, C.R.1.
Consider, s. John [d. John, C.R.1.] and Sarah, Aug. 26, 1735.
Elnathan, s. John and Sarah, Oct. 10, 1737.
Frances [*sic*], s. Peroo and Penelabe, Oct. 14, 1705.
Hezekiah, s. Peroo and Penelabe, Mar. 12, 1719-20.
John, s. Peroo and Penelabe, Feb. 22, 1711-12.
Mary, d. Peroo and Penelabe, Sept. 27, 1713.
Micah, s. Nicholas and Allis, bp. Oct. 28, 1759, C.R.1.
Peter, s. Peroo and Penelabe, Nov. 20, 1709.
Peter, s. John and Sarah, Dec. 4, 1743.
Rebeckah, Mar. 22, 1717-18.
Susana, d. Peroo and Penelabe, Nov. 5, 1707.

CREAPO (see Crapo, Crapoo, Crepo), Rest, d. John (Crapoo) and Sarah, Dec. 7, 1748.

CREHORE, Hanah, d. Benjaman (Crehor) and w., June 7, 1723.
Mary, ch. Benjaman (Crehor) and w., Oct. 3, 1720.

CREPO (see Crapo, Crapoo, Creapo), Jean, ch. John (Crapoo) and Sarah, May 14, 1750. [Jane Crapoo, C.R.1.]
Mary, d. John (Crapoo) and Sarah, Mar. 17, 1755. [Crapoo, C.R.1.]
Rest, d. John (Crapoo) and Sarah, Jan. 11, 1753. [Crapoo, C.R.1.]

CROCKER, Matilda E., d. Rev. Edwin R. and Rebecca [illegible] (Fletcher), May 9, 1848.
Zenas H., Aug. 25, 1845, G.R.14.
[illegible] Catharine, Nov. [illegible], 1848.

CROCKETT, Daniel, s. John and Susannah, Nov. 29, 1832.
Dezziah, d. John and Susannah, Jan. [illegible], 18[illegible].
Hannah, d. John and Susannah, Oct. [illegible], 1822.
James, s. John and Susannah, Dec. 25, 1825.
Simeon, s. John and Susannah, Oct. 26, 1820.
Susannah [———], w. John, Apr. 2, 1801.

CROSBY, Alfred Kendrick, ch. David and Huldah, Apr. 10, 1833, in Dartmouth.

CROSBY, Alfred Kendrick, ch. David, bp. Oct. 6, 1839, C.R.2.
Clarisa, ch. David and Huldah, Feb. 2, 1836.
David, h. Huldah, Aug. —, 1806, in Dennis, Cape Cod. [Aug. 20, G.R.17.]
David Franklin, ch. David and Huldah, Nov. 14, 1834.
Elberto C. (Crosbey), ch. Nath[aniel] A. and Eliza, Jan. 6, 1819. [Uberto Crocker Crosby, C.R.2.]
Eliza Ann, ch. Dea. Crosby and Eliza, bp. Nov. 13, 1831, C.R.2.
Elizabeth S., d. David, painter, and Lucy (Shaw), June 22, 1848.
Elizabeth Sears, ch. David and Huldah, Oct. 17, 1829, in Dartmouth.
Elizabeth Sears, ch. David, bp. Oct. 6, 1839, C.R.2.
Franklin Kendrick, ch. Prentis and Sarah, Feb. 27, 1837.
Franklin Kendrick, ch. David, bp. Oct. 6, 1839, C.R.2.
Frederic Allen, ch. Prentiss, bp. Sept. 6, 1835, C.R.2.
Frederick Allen, s. Prentis and Sarah, Apr. 12, 1832.
Huldah [? m.], ——, 1806, G.R.17.
Louisa [———], w. Dea. Nathaniel A., Apr. 27, 1821, G.R.17.
Louisa, d. Uberto and Mary, bp. July 9, 1848, C.R.2.
Lucy E. [———], w. David, June 9, 1809, G.R.17.
Lurania Lovel, ch. Waterman, Mar. 29, 1828. [Lurane Lovel Crosby, ch. Wat. and Susan, C.R.2.]
Mary Ann, ch. Prentis [Prentiss, C.R.2.] and Sarah, Sept. 18, 1834.
Mary Eliza, d. Uberto and Mary, bp. Feb. 4, 1847, C.R.2.
Mary H. [———], w. Nathan, Mar. 22, 1800, G.R.17.
Nathan, h. Mary H., Dec. 18, 1796, G.R.17.
Nathaniel, s. Uberto, carpenter, and Mary Stevans, Dec. 1, 1846.
Nathaniel Allen, s. Dea. Nathaniel, bp. July 12, 1840, C.R.2. [b. Mar. 10, G.R.17.]
Prentis, h. Sarah, June 11, 1804, in Barnstable.
Stephen L., ch. Waterman, July 2, 1829. [Stephen Lunas Crosby, C.R.2.]
Thomas Kempton, s. Prentiss, bp. Sept. 10, 1837, C.R.2.
Uberto Crocker (see Elberto C.).
Uberto Crocker (see ——— Crosby).
William Kempton, s. Dea. N., bp. Dec. 2, 1841, C.R.2.
———, d. Dea. Crosby, bp. Jan. 25, 1832, C.R.2.
———, s. Uberto, carpenter, and Mary Stephens, July 28, 1845. [Uberto Crocker Crosby, s. Uberto C. and Mary, C.R.2.]

CROSIER, John, s. James and Lydia, bp. Aug. 30, 1745, C.R.1.

COWING, Sylvester H., s. Jeremiah H. and Lydia, July 12, 1834.
Warren W., ch. Jeremiah H., Sept. 3, 1827.
William [dup. adds Bradford], ch. Sam[ue]l and Jane, June 8, 1820.
William P., s. Seth, yeoman, and Christiana R. (Dexter), July 18, 1848.
William Warren, ch. Jonathan and Elizabeth, May 10, 1822.
Zadok, s. Joshua and Sary, Feb. 26, 1738. [Zaduck, s. Joshua and Sarah, C.R.1.]
Zadok [dup. Zadock], ch. Sam[ue]l and Jane, Nov. 15, 1802.
Zebah, s. Joshua and Sary, Dec. 4, 1736. [Zerad, s. Joshua and Sara, C.R.1.]
Zenas [dup. Zenus], s. Joshua and Sarah [dup. Sary], Dec. 29, 1729.
Zered (see Zebah).
——, ch. Seth and Penelope, bp. ——, 1782, C.R.2.
——, ch. Richard and Sally, Feb. 15, 1834.
——, ch. Jonathan and Rachel, Sept. 12, 1843.
——, s. Isaac, carpenter, and Charlott Dunham, July 19, 1849.

CRAMPTON, Demetrius, Apr. 22, 1822, G.R.19.

CRANDON, Philip, s. Capt. Philip and Rebeccah, June 4, 1810.
Rebeccah Hathaway, d. Capt. Philip and Bathsheba, Mar. 12, 1814. [Rebekah H., w. Charles H. Clark, G.R.5.]

CRANE, Isaac Briggs, s. John J. and Sarah H., bp. Sept. 19, 1831 [*sic*, ? 1839], C.R.3.
John Augustus, s. John J. and Sarah H., bp. Sept. 19, 1831 [*sic*, ? 1839], C.R.3.
Sarah Chester, d. John J. and Sarah H., bp. Aug. 23, 1845, C.R.3.

CRAPO (see Crapoo, Creapo, Crepo), Allice, d. Nicholas and Allace, Aug. 12, 1756. [Allis Crapoo, d. Nicholas and Allis, C.R.1.]
Amanda, d. Spooner and w., July 27, 1813.
Augusta H. [——], w. Humphry R., ——, 1822, G.R.7.
Bathsheba, d. John and Linda, May 22, 1797.
Bethia, d. William and Allice, May 4, 1800.
Bethiah, d. Nicholas and Allace, Nov. 3, 1753. [Crapoo, d. Nicholas and Allis, C.R.1.]
Betsey, d. John and Linda, June 12, 1807.
Caleb Blackwell, ch. Philip and Sally, Dec. 4, 1821.
Caroline, d. Spooner and w., Feb. 23, 1811.

CRAPO, Charity, d. William and Allice, Mar. 19, 1795.
Ch[arle]s H., ch. Earl and Laura, Dec. 9, 1838 [*sic*, see Henry E.].
Earl, s. William and Allice, Feb. 19, 1778.
Francis, s. Francies and Patience, Apr. [Apr. *written above* May] 14, 1738.
Henry E., ch. Earl and Laura, July 16, 1839 [*sic*, see Ch[arle]s H.].
Humphry R., h. Augusta H., ——, 1820, G.R.7.
Ira, s. William and Allice, May 21, 1797.
Jeremiah, s. Francies and Patience, Sept. 14, 1746.
Jeremiah, s. William and Allice, Sept. 19, 1782.
John, s. John (Crapoo) and Sarah, Feb. 26, 1739.
John, s. John, bp. June 4, 1758, C.R.1.
John A., s. John and Linda [dup. *crossed out*, Lindey], June 3, 1799 [dup *crossed out*, May 22, 1797].
Johnathan (Crapoo), s. Francies and Patience, May 5, 1742.
Jonathan, s. William and Allice, June 22, 1790.
Jonathan, s. Spooner and w., Dec. 13, 1815.
Joshua, s. John (Crapoo) and Sarah, June 28, 1746. [Crapoo, C.R.1.]
Lemuel Gurney, ch. Ira and Matilda, Jan. 26, 1823.
Luther, s. John and Linda [dup. *crossed out*, Lindey], June 3, 1802 [dup. *crossed out*, June 3, 1799].
Mary (Crapoo), d. Francies and Patience, June 21, 1744.
Matilda [——], w. Ira, Feb. 23, 1802.
Miah, s. William and Allice, June 17, 1775.
M[ ] Almira, ch. Philip and Sally, Mar. 2, 1820.
Nicholas, s. Nicholas and Allace, Mar. [illegible], 1765.
Nicholas, s. Philip and Sally, Dec. 12, 1817.
Penelope (Craipo), d. Francies and Patience, Dec. 27, 1739.
Philander, s. William and Allice, Aug. 22, 1792.
Philip, s. Nicholas and Allace, Nov. 30, 1767.
Rebeccah, d. Nicholas and Allace, Sept. 25, 1761. [Crapoo, d. Nicholas and Allis, C.R.1.]
Rest, d. Francies and Patience, Feb. 21, 1748.
Rest, d. Spooner and w., Jan. 17, 1809 [dup. *crossed out*, Feb. 23, 1811].
Sarah, d. John (Crapoo) and Sarah, Feb. 1, 1740. [Crapoo, C.R.1.]
Sarah, d. John and Linda [dup. *crossed out*, Lindey], Oct. 24, 1795.
Sarah B., ch. Philip and Sally, May 6, 18[illegible].
Spooner, s. Francies and Patience, Apr. [illegible]

John J. CRAPO
Pro Se
JJC/jjc

WHITE, Margaritt, ch. Malitiah (Whit) and Marcy, Mar. 13, 1703-4. [Margrett, d. Mallatiah and Marcy, S.C.F.]
Martha, ch. Sam[ue]ll Jr. and Marey, May 5, 1709.
Martha, ch. Silvanus and Anne, Sept. 4, 1753.
Mary (see Marey).
Mary, d. George and Sary, Apr. 4, 1731.
Mary, ch. Malletiah and Jane, bp. Aug. 19, 1752, C.R.I.
Mary, d. Joseph and Mary, Aug. 6, 1765.
Mary B., ch. Alvin and Eugenia, Dec. 21, 1829.
Mary Washburn, ch. Cyrus and Minerva, July 15, 1815.
Melatiah (see Malatiah and Malitiah).
Mercy, ch. Malitiah (Whit) and Marcy, July 22, 1702.
Mercy (see Marcy).
Mercy, ch. William and Mercy of Dartmo[uth], bp. Oct. 27, 1771, C.R.I.
Minerva, ch. Cyrus and Minerva, June 15, 1820.
Minerva S. [? m.], July 2, 1793, G.R.17.
Nathanael, s. Jedidah, Ju[*worn*] 6, 1722.
Penelabe (Whit), ch. Samuel Sr. and w., Mar. 12, 1687.
Rebecah, ch. Sam[ue]ll Jr. and Marey, Apr. 2, 1699. [Rebecca, C.R.I.]
Resolved, s. Justus and Jane, Apr. 18, 1746.
Resolved, s. Justus and Content, July 5, 1785.
Samuel Sr., Mar. "about y^r 13th," 1646.
Samuel Jr. (Whit), ch. Samuel Sr. and w., July 22, 1671.
Samuel, s. Sam[ue]l and Elizebath, bp. Nov. 1, 1747, C.R.2.
Samuel, s. William and Marcy, bp. Aug. 18, 1762, C.R.I.
Samuell, ch. Sam[ue]ll Jr. and Marey, Jan. 28, 1703-4.
Silvanus, s. Silvanas and Anna, July 31, 1764.
Sullvenus, s. John and Martha, Feb. 9, 1709.
Susana (Whit), [twin] ch. Samuel Sr. and w., Apr. 5, 1682.
Susannah, d. Sam[ue]ll and Mary (second w.), Dec. 16, 1731.
Thaddeus, s. Charity, bp. Oct. 29, 1784, C.R.I.
Thomas [dup. h. Hopefull], ch. John and Martha, Feb. 15, 1701.
Thomas, s. John (Whit) Jr. and Marcy, Sept. 10, 1722.
Thomas, s. Thomas and Hopefull, Apr. 29, 1727.
William (Whit), ch. Samuel Sr. and w., June 6, 1690.
William, s. John (Whit) Jr. and Marcy, Apr. 16, 1721.
William, s. Samuel and Elisabith, Apr. 4, 1734.
William, s. William and Marcy, bp. July 31, 1757, C.R.I.
W[illia]m R., ch. Alvin and Eugenia, Aug. 17, 1837.
——— [———], w. Samuel Sr., Mar. "about ye 13th," 1646.
———, s. William and Marcy, bp. Aug. 18, 1762, C.R.I.

WHITEFIELD, Rebecca (see Rebecca Whitfeild).

WHITERAG (see Whiterage, Whitereg, Whiteridge, Whitredge, Whitridge, Whittredge), Abigail, Dec. 19, 1712.

WHITERAGE (see Whiterag, Whitereg, Whiteridge, Whitredge, Whitridge, Whittredge), Rebackah, Sept. 22, 1717.

WHITEREG (see Whiterag, Whiterage, Whiteridge, Whitredge, Whitridge, Whittredge), Sary, May 1, 1715.

WHITERIDGE (see Whiterag, Whiterage, Whitereg, Whitredge, Whitridge, Whittredge), Abigell, d. William and Marey, ——, 170[ ].
Charity, d. William and Marey, ——, 170[ ] [*rec. before ch. b.* Oct. 10, 1706].
Marey, d. William and Marey, Oct. 28, 1708.
Mercy, d. William and Marcy, Oct. 10, 170[ ].
Thomas, s. William and Marcy, Nov. 12, 1710.

WHITFEILD, Rebecca, d. John Jr. and Elizabeth, July 10, 1738. [Rebeca Whitefield, C.R.I.]

WHITMORE (see Whittemore), Betty, d. Richard and Deborah, bp. July —, 1777, C.R.2.
Carolina, ch. Rich[ar]d and Eliz., bp. ——, 1815, C.R.2.
Deborah (Whitm[o]re), ch. Mr. and Mrs. Whitm[o]re, bp. May 27, 1776, C.R.2.
Richard (Whitm[o]re), ch. Mr. and Mrs. Whitm[o]re, bp. May 27, 1776, C.R.2.
Sarah Vaun (Whitm[o]re), ch. Mr. and Mrs. Whitm[o]re, bp. May 27, 1776, C.R.2.
Welthy (Whitm[o]re), ch. Mr. and Mrs. Whitm[o]re, bp. May 27, 1776, C.R.2.

WHITNEY, Isaac, s. Isaac and Lucy, June 7, 1818.

WHITREDGE (see Whiterag, Whiterage, Whitereg, Whiteridge, Whitridge, Whittredge), Joseph, s. Thomas and Melatiah, Aug. 1, 1774.
Marcy [———], w. Dea. Thomas, June 11, 1735 "old stile."
Mary (Whitredg), d. Thomas and Hannah, Mar. 12, 1737-8.
Mercy (see Marcy).
Peleg, s. Thomas and Melatiah, May 15, 1763.
Thomas (Whitredg), s. Thomas and Hannah, Sept. 30, 1741.
Thomas, s. Thomas and Melatiah, June 27, 1767.
William, s. Thomas and Melatiah, June 3, 1770.

CRAPO, Concider [int. Consider Crepo] and Marcy Waste [int. West] of Dartmouth, Mar. 30, 1757, in Dartmouth.
Earl and Laura Crapo, int. May 28, 1828.
Francis [int. Frances Crepo Jr.] and Margeret Beale [int. Margat Beals] of Plymouth, Apr. 24, 1760, in Plymouth.
Hannah and John Arnold, int. [Aug.] 31, 1798. [m. —— [*rec. before* Oct. 17], C.R.3.]
Ira and Matilda Gurny of Wareham, int. Apr. 26, 1821.
Jeremiah and Waitstill [int. Weightstill] West, Dec. 27, 1775 [Waitstill, P.C.R. C.R.1.]
Jeremiah and Elizabeth H. Dunham, Mar. 17, 1836.
John and Abigail Yeomans [dup. Gammons], Aug. [illegible] 1779 [illegible] Yeomans [illegible] C.R.1. [illegible]
John and Lyndah [dup. Lindah] Bisbee, Nov. 20, 1794 [dup. 1793]. [Lyndah, Nov. 20, 1794, C.R.3.]
John A. and Lydia B. Taber of Wareham, int. May 29, 1819.
Jonathan of Fretown and Celia Clark, int. Dec. 28, 1785.
Laura and Earl Crapo, int. May 28, 1828.
Loisa and [dup. and int. Capt.] Job Blankinship, Sept. 7 [dup. Sept. 17], 1828.
Lot and Betsey Purrington, int. Mar. 27, 1798. [m. Mar. 29, C.R.3.]
Luther and Hannah D. Taber of Norton, int. Apr. 4, 1826.
Luther and Sally H. Omands, int. July 7, 1838.
Mary and Jeriboham Swift of Plymouth, int. Nov. 25, 1816, "certified March 17–1817."
Meribah A. [int. Crapoe] and Charles Crane of New Bedford, Nov. 25, 1841.
Micah and Charity Briggs of Wareham [int. adds Plymo[uth] Co.], Feb. 9 [int. Feb. 19 *sic*], 1795, in Wareham.
Micah and Rebecca Wing, int. Apr. 10, 1796. [m. Nov. 25, C.R.3.]
Nicholas Jr. [dup. omits Jr.] and Meribah Cook of New Bedford, Sept. 10, 1789. [Nicholas Jr., P.C.R. C.R.1.]
Peter and Ann Luce, Nov. 23, 1738.
Philip and Sally [int. adds H.] Blackwell, Sept. 7, 1817.
Rest and Anthony Haskins [dup. Hoskins] of Middleb[oroug]h, Dec. 3, 1772. [Hoskins [dup. Haskins] of Middleboro[ugh], P.C.R. Hoskins of Middleboro, C.R.1.]
Rest and Cyrus Benson [illegible]
Sally C. and Daniel Westgate, int. May 20, 1822.
William and Allice Crapo [illegible]

John S. Crapo
m. 2

CRAPOE (see Crapo, Crapoo, Crappo, Creapo, Crepo, Crepoo), Caleb B., 24, clerk, of New Bedford, s. Philip and Salla, and Rebecca A. [int. B.] Shaw, 20, d. Lewis and Ruth, May 31, 1846.

CRAPOO (see Crapo, Crapoe, Crappo, Creapo, Crepo, Crepoo), Alice and Esquire Badger of Barnstable, int. Nov. 15, 1788.
Elizabeth and James Lake of Darkmouth, Oct. 31, 1734.
Frances [*sic*] and Patiance Spooner of Darkmouth, int. Dec. 18, 1734.
John and Sarah [int. Sary] Clark, Nov. 7, 1734.
Mary and Jonathan Spooner [int. of Darkmouth], Dec. 31, 1733. [[illegible] Rochester, P.C.R.]
Nicholas and Allis [int. Alas] Blackwell, Sept. 14, 1749. [Allis, [illegible] C.R.1.]
Peroo and Pennelabe White, May 31, 1704.*
Peter and Elener Tabour of Darkmouth, int. May 3, 1734.
Rebeckah and John Matthews [int. Mathews], Jan. 5, 1743. [Rebecca and John Mattkeless *sic*, P.C.R.]

CRAPPO (see Crapo, Crapoe, Crapoo, Creapo, Crepo, Crepoo), Susannah and Louis De Moranville [int. Demaramville], Dec. 8, 1730. [Susanna Crapo and Louis Deneranville, P.C.R.]

CREAPO (see Crapo, Crapoe, Crapoo, Crappo, Crepo, Crepoo), Amos [int. Crepo] and Mary Andrewes, Aug. 5, 1753. [Crepo and Mary Andrews, P.C.R.]
Jane [dup. Crapo, int. Crepo] and Benjamin Ingram [dup. Ingraham, int. Inghram] of Freetown, Dec. 4, 1768. [Crapo and Benjamin Ingram of Freetown, P.C.R.]
Peter and Hannah Axdil of Middleborough, Feb. 13, 1755. [Crapo, P.C.R.]

CREPO (see Crapo, Crapoe, Crapoo, Crappo, Creapo, Crepoo), Joshua and Jane Haskins of Middlebo[rough], int. Sept. 13, 1767.
Mary and Samuel Spooner [of] Middlebo[rough], int. Jan. 17, 1762.
Mary [dup. and second dup. Crapo] and Tho[ma]s Washbon [dup. and second dup. Washburn] of Dartmo[uth], Dec. 8, [illegible] [Crapoo and] Tho[ma]s Washburn of Dartm[ou]th,

VITAL RECORDS

OF

SCITUATE

MASSACHUSETTS

TO THE YEAR 1850



Published by the
New England Historic Genealogical Society

Boston, Massachusetts
1976



WHITE, Joseph, s. Tim[othy] Jr. dec'd, bp. July 14, 1774. C.R.I.
Joseph, s. Timothy and Tempe, May 15, 1808.
Joseph, s. Timothy and Alice B., Feb. 28, 1826.
Josiah, s. Resolved, Sept. 29, 1654.
Mary, d. Joseph, May 25, 1671.
Mary, d. Joseph, Aug. 7, 1697.
Mary, d. Timothy, Sept. [illegible] 1714.
Patience, d. Timothy, bp. May [illegible], 1773. C.R. [illegible]
Rachel [———], [illegible] former w. Dea. Howland, Dec. —, 1779]. G.R.6.
Rebecca, d. Timo[thy], Oct. 29, 1717.
Resolved, s. Resolved, bp. Nov. 14, 1647. C.R.2.
Resolved, s. Resolved, Nov. 12, 1648.
Samuel, s. Resolved, bp. Mar. 15, 1645. C.R.2.
Samuell, s. Resolved, Mar. 13, 1646.
Sarah, d. Timothy, Apr. 26, 1685.
Sarah, d. Timo[thy], ——— [rec. after ch. b. Jan. 13, 1719].
Sarah, d. Tim[othy], bp. Oct. 30, 1743. C.R.I.
Sarah, d. Timothy and Tempe, Aug. 15, 1801.
Susanna, d. Resolved, Aug. —, 1656.
Timothy, s. Timothy, Nov. 17, 1679.
Timothy, s. Timothy, Oct. 4, 1708.
Timothy, s. Timothy Jr., bp. May 10, 1741. C.R.I.
Timothy, s. *Timothy Jr.*, bp. June 1, 1766. C.R.I.
Timothy, s. Timothy and w., bp. June 20, 1790. C.R.I.
Timothy, s. Timothy and Tempe, Mar. 28, 1797.
Timothy, ch. Timothy, bp. Aug. 8, 1802. C.R.I.
Timothy, s. Timothy and Alice B., Jan. 28, 1824.
Warren Fay, s. Timothy and Alice B., Mar. 23, 1830.
William, s. Resolved, Apr. 18, 1642.

WHITING, Aurelia, ch. Moody B. and Aurelia (Jenkins), Oct. 28, 1841.
Aurelia, ch. Moody B. and Aurelia, bp. June 4, 1849. C.R.I.
Elizabeth, ch. Benjamin and Lydia, Oct. 19, 1821.
Jared, ch. Benjamin and Lydia, May 26, 1798.
Jared, ch. Benjamin and Lydia, Mar. [illegible], 1819.
Johnne, ch. Benjamin and Lydia, Mar. 10, 1807.
Joel, ch. Benjamin and Lydia, May [illegible], 1800.
Lydia, ch. Benjamin and Lydia, Jan. [illegible], 1803.
Maria, ch. Benjamin and Lydia, Dec. [illegible], 180[illegible].
Mary, d. William, of Hanover, bp. Nov. 3, 1805.
Mary, ch. Benjamin and Lydia, Apr. 25, 18[illegible].
Mary, ch. Moody B. and Aurelia, bp. June 4, 1849. C.R.[illegible]

WHITING, Mary A., ch. Moody B. and Aurelia (Jenkins), Apr. 5, 1844.
Oliver T., ch. Moody B. and Aurelia (Jenkins), Aug. 12, 1839.
Pomelia, ch. Benjamin and Lydia, Oct. 27, 1815.
Richard, ch. Benjamin and Lydia, Apr. 19, 1806.

WHITTAKER (see Whitaker), Charles Henry, ch. James T. (Whitaker) and Hannah W., Mar. 20, 1838.
Willis Franklin, s. John L. and Betsey, Oct. 2, 1847.

WHITTEMORE, Charlotte, d. Joseph and Sarah, June 12, 1795.
Joseph James Lloyd, s. Capt. Isaac and Betsey, Oct. 15, 1811.
Jos[eph] James Lloyd, ch. Cap[t]. Isaac dec'd, bp. Oct. 7, 1821. C.R.2.

WHITTEN, Anna, d. Jacob and Anna, Feb. 12, 1757.

WIBORNE, Elizabeth, d. John, Feb. 3, 1694–5.
John, s. John, Aug. 31, 1698.

WIGHT, Lucy Ellen, ch. Rev. Daniel and Lucy (Flint), July 25, 1843.
Mary Anna P. [dup. Perkins] [———], w. Rev. Daniel [Ap[illegible] —, 1816]. C.R.3.

WILCUT, Hannah, d. Philip, bp. July 24, 1720. C.R.I.

WILDER, Alfred, ch. Charles and Mary Ann, June 27, 1836.
Charles Henry, ch. Charles and Mary Ann, Jan. 19, 1834.
Ellen, d. Charles, shoemaker, and Mary A., Nov. 27, 1846.
George A., s. John, farmer, and Lydia (b. Hanover), July 25, 1849, *in S. Scituate*.
George W., s. Harrison, farmer, and Lucy, Aug. 23, 1846.
Harriet M., d. Laban, cordwainer, and Harriet, July 20, 1845.
Harrison [h. Lucy], July 13, 1813. G.R.14.
Harritt M., d. Laban, shoemaker, and Harriett, July 18, 1847.
Lucy [———], w. Harrison, Dec. 17, 1810. G.R.14.
Mary A. [———], w. Charles [July —, 1811]. G.R.14.
———, ch. Harrison and Lucy, Apr. 21, 1844.

WILLARD, Daniel, s. George, bp. Sept. 14, 1645. C.R.2.
Deborah, d. George, bp. Sept. 14, 1645. C.R.2.
Joshua, s. Geo[rge], bp. Nov. 2, 1645. C.R.2.

WILLIAMSON, Abigail B., ch. Joshua and Abigail, Nov. —, 1834, in Marshfield.
Caroline, ch. Joshua and Abigail, Apr. 29, 1840.
Harriet, ch. Timothy and Polly, May 16, 1825.

TURNER, Thomas and Hannah Jackson, Oct. 26, 1710.* [Thomas Jr., C.R.1.]
Thomas Jr. [int. omits Jr.] and Mary Bryant, Feb. 14, 1732. [Thomas, Feb. 14, 1732-3, C.R.2.]
Unice and Isack Buck Jr., Oct. 24, 1684.*
Unice [int. Eunice] and James Torrey, Nov. 28 [1782].
Wate of Hano[ver], and Anna Joyce, int. July 1, 1769.
Will[ia]m and Abigal Church, Jan. 2, 1723.* [Abigail, Jan. 2, 1723-4, C.R.2.]
William and Betsey [int. Mrs. Betty] Oakman of Marshfield, Apr. 27, 1769, in Marshfield.
William Esq. [int. omits Esq.] and Unice [int. Eunice] Clap, Nov. 18, 1773.
William and Sarah Tilden, Apr. 23, 1829.
William 2d and Lucy Damon, Nov. 24, 1842.
William, widr. [int. omits widr.], 41, shipwright, s. Charles and Hannah, and Sophronia Ford, 27, b. Marshfield, d. Charles and Lydia, Dec. 20, 1846.
William C., 25, merchant, of Medford, s. Calvin and Rhoda, and Sarah M. Tilden, 21, d. John Jr. and Sally, Sept. 29, 1847.
Windson [Windsor] "Black man," and Silva Cushing "mulatto," [int.] Oct. 26, 1788.

TUTTLE, Joseph of Boston, and Betsey N. Bates, May 16, 1841.

TWISDEN, Ellice and Joseppth Tilden, Nov. 20, 1649.* P.C.R.

TYLESTONE (see Tilson), Timothy of Dorchester, and Hannah ——, Jan. 5, 1697.*

TYRE, Jane, Mrs., of Cohasset, and Abram Litchfield, int. [July] 19, 1845.

UPHAM, Artemas G. and Abigail H. Dexter, Mar. 19, 1838.

UTLEY, Samuel and Hannah Hatch, Dec. 6, 1658.* [Dec. 6, 1648, P.C.R.]

VALENTINE, Margaret Cornelia Forbes of Boston, and Lazarus Bowker, int. May 30, 1835.

VARNEY, Nath[anie]l of Braintree, [and] Mrs. Sophronia Litchfield, Apr. 4, 1844.

VASSAL (see Vassall), Benja[min] [int. Vasall, adds Lt.] of Charlton, and Lucy Stetson, Sept. 8 [1782].

* Intention not recorded.

VASSALL (see Vassal), Frances, d. Will[iam], and James Addams, June 16, 1646.* [July 16, P.C.R.]
Judith, d. William, and Resolved White, Nov. 5, 1640.* [Apr. 8, P.C.R.]

VEAR, Joseph (Ve[blot]r) of Canser, and Sarah Greay, int. Feb. 8, 1772.

VESEY, Lydia [int. Veazy] of Braintree [int. Brantrey], and Samuel [int. Sam[ue]ll] Palmer, Nov. 4, 1740, in Braintree.

VICCUS (see Vicus), Michel and Elizabeth Gray, int. Feb. 10, 1753.

VICUS (see Viccus), Thomas [int. Vickus] and Rachel Gilkey, Oct. 14, 1763, in Boston.

VINAING (see Vineing, Vining), Selah [dup. Celai Vining, int. Sela Vina] [of] Abin[g]ton, and Obediah Stodder, May 13 [dup. Jan. 29, *sic*] [1781] [dup. in Abington].

VINAL (see Vinall), Abel and Juliette [int. Julittee] Wade, Nov. 26, 1812. [Juliette, C.R.1.]
Abel and Mrs. Abigail Bowker, int. Nov. 28, 1835.
Abel A. and Joan Damon, int. Jan. 25, 1834.
Abel A. and Merial [int. Merrill] Damon, Nov. 26, 1838.
Abigail (see Nabby).
Abigail [int. Abagail] 23, d. John and Abigail, and William Sylvester, 26, farmer, s. Tho[mas] and Abigail dec'd, Oct. 13 [1844]. [Abigail, C.R.3.]
Abigail C. and Martin T. Peakes, int. Nov. 15, 1828.
Adeline and James Hyde, Dec. 10, 1838.
Alice and John E. Dinnin of Boston, Feb. 12, 1843.*
Almira and Mathew Hall, May 19, 1822.
Alvyen and Eliza Osborn, Dec. 21, 1823.
Ann of Boston, and Nath[anie]ll Mott, int. Nov. 16, 1744.
Anna and John Curtis Jr., Dec. 25, 1798.
Anne [int. Ann] and Thomas Richardson of Boston, Nov. 24, 1833. [Anne, C.R.1.]
Arabella and Abel Sylvester [int. Jr.], Mar. 29, 1832. [Abel Jr., C.R.1.]
Asa and Thankfull Nash, Nov. 8, 1789.
Asa Jr. and Sally Prouty, [Mar.] 27, 1814.
Betsey and Hosea Orcutt of Cohassett, Apr. 25, 1819. [Hosea of Cohasset, C.R.1.]

* Intention not recorded.

John J. CRAPO.

Jno Ao

JJClii[illegible]



November 21st · The Birth of Americanism

The Anniversary of
The Signing of the Mayflower Compact

In 1620 the Pilgrims, persecuted for conscience's sake, "braved the tempests of the vast and furious ocean and the terrors lurking in the American wilderness" to plant their State of Freedom. Even before landing they set up their government by a written Compact; the first charter of a government of the people, by the people and for the people known to history. In the cabin of the Mayflower humanity recovered its rights. I am now going to read to you this venerable document, the first American State paper. In due respect I ask you all to rise and remain standing while it is being read.

The Compact

IN THE NAME OF GOD, AMEN. We whose names are underwritten, the loyal subjects of our dread sovereign Lord, King James, by the grace of God, of Great Britain, France and Ireland King, Defender of the Faith, etc.

Having undertaken, for the glory of God, and advancement of the Christian faith and honor of our King and Country, a voyage to plant the first colony in the northern parts of Virginia, do by *these presents, solemnly and mutually* in the presence of God, and one of another, covenant and combine ourselves together into a civil body politic, for our better ordering and preservation and furtherance of the ends aforesaid; and by virtue hereof to enact, constitute and frame such just and equal laws, ordinances, acts, constitutions and offices from time to time, as shall be thought most meet and convenient for the general good of the Colony; unto which we promise all due submission and obedience.

IN WITNESS WHEREOF we have hereunder subscribed our names at Cape Cod, the 11 of November, in the year of the reign of our sovereign Lord King James, of England, France and Ireland the eighteenth, and of Scotland the fifty-fourth. Ano. Dom. 1620.

‡John Carver,
‡†*William Bradford,
‡†*Edward Winslow,
‡†*William Brewster,
‡†*Isaac Allerton,
‡†*Myles Standish,
*John Alden,
‡*Samuel Fuller,
‡ Christopher Martin,
‡†*William Mullins,
‡‡†*William White,
*Richard Warren,
*John Howland,
‡*Stephen Hopkins,
‡†Edward Tilly,
‡†*John Tilly,
‡*Francis Cooke,
‡†*Thomas Rogers,
‡‡†Thomas Tinker,
‡†John Rigdale,
‡†*Edward Fuller,
‡‡†John Turner,
‡*Francis Eaton,
‡†*James Chilton,
‡†John Crackston,
‡*John Billington,
‡†Moses Fletcher,
‡†John Goodman,
‡†*Degory Priest,
‡†Thomas Williams,
Gilbert Winslow,
†Edmond Margeson,
*Peter Brown,
†Richard Britteridge,
*George Soule,
†Richard Clarke,
Richard Gardiner,
†John Allerton,
‡†Thomas English,
*Edward Doty,
Edward Leister.

Thus these men became the First Americans. They believed that God created all men equal; therefore, without other precedent; they made all men equal before the Law. Here was the birth of popular constitutional liberty, foreshadowing our Declaration of Independence and our American Constitution, which guarantees Freedom to all of us today. Tremendous suffering was endured as they grappled with the great unknown. Half their number perished in the struggle of that first terrible Winter On the sarcophagus, which contains their remains, is this inscription:

"This monument marks the first burying-ground in Plymouth of the Passengers of the Mayflower. Here, under cover of darkness, the fast dwindling Company laid their dead; levelling the earth above them lest the Indians should learn how many were the graves.

READER, History records no nobler venture for Faith and Freedom than that of this Pilgrim band. In weariness and painfulness, in watchings often, in hunger and cold, they laid the foundations of a State wherein every man, through countless ages, should have liberty to worship God in his own way. May their example inspire thee to do thy part in perpetuating and spreading, throughout the World, the lofty Ideals of our Republic."

(Note: November 21st, of our Calendar is the same as November 11th, of the Old Style Calendar.)

* Has descendants. ‡ Brought wife. ‡ From Leyden. † Died first winter.

Presented by the Society of Mayflower Descendants

PLYMOUTH COLONY MARRIAGES TO 1650

by

Robert S. Wakefield



TOGETHER WITH

MARY CHILTON'S TITLE TO CELEBRITY

by

Charles T. Libby

TWO VOLUMES IN ONE

Published by

SOCIETY OF MAYFLOWER DESCENDANTS
IN THE STATE OF RHODE ISLAND

TORREY cont'd
James Torrey married to Ann Hatch, the daughter of Will. Hatch, pr. Mr. Hatherly, 2 Nov. 1643 (Scituate VR in MD 2:32)

TRACY
William Merrick mar. Rebecca Tracy about 1642 (Waterman 1:689)
George Partrich and Sarah Tracy married the (left blank) of Nov. 1638 (PCR 1:103)

TRUANT
Morris Truant & Jane (left blank) married the 16th Oct. 1639 (PCR 1:134)

TUBBS
William Tubbs and Mercy Sprague married the ninth of Nov. 1637 (PCR 1:68)

TUPPER
Benjamin Noye and Katherne Tupper married the 19th Oct. 1640 (PCR [illegible])

TURNER
John Turner and Mary Brewster married the 12th Nov. 1645 (PCR 2:94)
John Turner of Scituate, the Elder, married Mary Brewster the 10th Nov. 1645 (M.D. 1:8)
John Turner Junior married to Ann James the 25 of Apr. 1649 (Scituate VR in MD 2:33)
James Doughtey married to Lydia Turner the daughter of Humph Turner the 15 Aug. 1649 (Scituate VR in MD 2:33)
Richard Paul and Margery Turner of Cohannett were married the 8th of Nov. 1638 (PCR 1:103)

TWINING
Francis Baker & Isabell Twineing of Yarmouth, married the 17th day of June 1641 (PCR 2:19)
William Twining married Elizabeth Deane about 1650 at Eastham (TAG 42:199)

TWISDEN
Josepth Tilden married to Ellice Twisden Nov. the 20th, 1649 (PCR 8:21)

UTLEY
Samuell Utley was married to Hannah Hatch, Dec. the sixth 1648 (PCR 8:29)

VASSALL
James Addams & Francis Vassall married the 15th of July 1646 (PCR 2:108)
James Adams married to Francis, the daughter of Mr. William Varssall, July the 16th, 1646. (PCR 8:19)
James Addams married to frances the daughter of Mr. Will. Vassall, June 16, 1646 (Scituate VR in MD 2:33)
Resolved White married to Judith, the daughter of Mr. Willam Varssall, April the 8th, 1640 (PCR 8:19)
Resolved White married to Judith the daughter of Mr. William Vassall, Nov. 5th 1640 (Scituate VR in MD 2:32)

VERMAYES
Mr. Benjamin Vermayes (or Feanmayes) married unto Mris. Mercy Bradford the one and twentieth of Dec. 1648. (PCR 8:5)

VINALL
Isacke Chettenden was married to Mary Vinall in April 1646. (PCR 8:28)
Isack Chittenden was married to Martha Vinall in April 1646. (Scituate VR in MD 2:33) She was the dau. of the widow Anna Vinal. (Deane p. 364)

VINCENT
(blank) married to Mary Vincent the 8th of Nov. 1648. (PCR 8:6) Her husband was Thomas Dexter. (Otis 1:323)

WALDEN
John Smaley & Ann Walden married the 29th Nov. 1638. (PCR 1:103)

WALKER
James Walker married Elizabeth Phillips by 1646. He was "lately married" 4 (4) 1646 when he went to administer the estate of his wife's kinsman, Samuel Crum. (Pope p. 475) The will of William Phillips, dated 16 Apr. 1654, names children of son-in-law James Walker, daughter-in-law (sic) Elizabeth Walker and her little daughter Hester Walker (MD 12:244)

John J. Crapo, Jr.
JJC/ll/c



WHITE cont'd

Resolved White married to Judith, the daughter of Mr. William Varssall, April the 8th, 1640 (PCR 8:19)

Resolved White married Judith, the daughter of Mr. William Vassal, Nov. 5th 1640 (Scituate VR in MD 2:32)

Heugh Norman & Sarah White married the 8th Oct. 1639 (PCR 1:134)

The first marriage in this place is of Mr. Edward Winslow to Mrs. Susanna White, widow of Mr. William White, May 12, 1621 (MD 30:4)

WHITTON

Thomas Whitton and Winyfride Harding married 22th Nov. 1639 (PCR 1:134)

WILDEN (See WHELDON)

WILDER

Thomas Ensigne & Elizabeth Wilder married 17th Jan. 1638 (PCR 1:108)

WILLET

Thomas Willet & Mary Browne were married July 6, 1636. (PCR 1:43)

WILLIAMS

John Barker, Sen. of Duxbury married Ann Williams, daughter of John William, Sr. of Scituate in 1632. (Otis 1:64)

Thomas Williams & Elizabeth Tart married the 30th Nov. 1638 (PCR 1:103)

WILLIS

Edward Holman married Amey Glasse, widow of Richard Willis, before 1645 (Pope p. 237). It was before 17 April 1644 when they deeded land. (PCR 12:113)

John Willis married Elizabeth Palmer before 2 Jan. 1637-8. (PCR 7:7)

Richard Willis & Amey Glasse married the 11th Oct. 1639 (PCR 1:134)

WILLS

Ralph Chapman and Lydia Wills were married the 23 Nov. 1642 (Marshfield VR p. 1) She is almost surely the Lydia Wells who came to New England in 1634, apparently as a servant to William Hatch. (Planters p. 116). Her period of servitude would probably have ended in 1641.

WILLS cont'd

William Wills and Luce ---- his wife married at Plimouth at the time of the Court, either upon the 4 or 5 day of Sept. 1638. (Lothrop 9:286) The Court met 4 Sept. 1638. (PCR 1:96)

WINCHESTER

John Winchester of Hinghame and Hannah Sillis of Scituate were married the 15th Oct. 1638. (PCR 1:100)

John Winchester and Hannah Syllice married here at Situate by Maister Ginnings (or Jenny), Oct. 15, 1638 (Lothrop 9:286)

WING

Daniel Wing married Hannah Swift, daughter of William Swift, 5 Nov. 1642. (Savage)

Stephen Wing of Sandwich and Oseah Dillingham were married before 2 March 1646-7 when they were in Court. (PCR 2:112)

WINSLOW

The first marriage in this place is of Edward Winslow to Mrs. Susanna White, widow of Mr. William White, May 12, 1621. (MD 30:4)

John Winslow married Mary Chilton before 22 May 1627. They did not have any children at that time. "Families of the Pilgrims" gives 12 Oct. 1624 as the date of their marriage, but there is no proof for the date.

Josias Winslow married Margaret Bourne about 1636. (DeForest p. 123)

Kenelme Winslow & Elen Adames, widdow, were married June 1634. (PCR 1:30)

Edward Gray married to Mary Winslow the 16 of Jan. 1650. (PCR 8:11)

Robert Latham married Susanna Winslow about 1649 as their first child, Mercy, was born 2 June 1650. (PCR 8:10) The wills of both John Winslow and his wife Mary (Chilton) Winslow mention their granddaughter Mercy Harris. She is the above Mercy Latham, having married Isaac Harris, thereby proving that Susanna Winslow married Robert Latham before 2 June 1650.

THE

PIONEERS OF MASSACHUSETTS,

A DESCRIPTIVE LIST,

Drawn from Records of the Colonies, Towns and Churches, and other Contemporaneous Documents.

BY

CHARLES HENRY POPE,

PASTOR FIRST CHURCH, CHARLESTOWN, BOSTON,

COMPILER OF THE DORCHESTER POPE FAMILY, THE CHENEY GENEALOGY, ETC.

Baltimore

GENEALOGICAL PUBLISHING CO., INC.

1986

CARTER, cont.
had deed from her kinsman, John Gosmer, June 5, 1658. Ch. Mary b. 3 (5) 1641, brought suit in Gen. Court 22 May, 1651, against Mr. Charles Sanders for carrying his wife to Eng. without his consent. Sold house and land July 23, 1664. [illegible]

Robert, servant of William Mullens, came in the Mayflower to Plymouth, d. soon after arrival.

Thomas, blacksmith, Charlestown, adm. chh. 8 (11) 1636, frm. March 9, 1636-7. Constable, 1640. [Wife] Hannah adm. chh. 2 (7) 1639; [second] wife Mary adm. chh. 4 (9) 1643; ch. Anna, b. 10 (1) bapt. 22 (1) 1640, (m. William Green,) Elizabeth b. 22 (2) 1642, bur. 12 (5) 1644. Son John deposed 4 (2) 1660, ae. about 40 years; refers to bro. Wm. Green; Joseph, currier, propr. 1646, Samuel and Thomas petition 18 (8) 1659, about the est. of their bro. W. G. [Mdx. Files.]

He made will 5 (3), inv. taken 25 (4) 1652; beq. to wife Mary; eldest son Thomas; other sons Samuel, Joseph and John; daus. Mary Brinsmead and Hannah Greene; gr. ch. [Caleb] and Joseph C., John G. and John B. Inv. mentions the shop, tools, iron and steel, etc. Samuel, shoemaker, referred in 1672, to land he had deeded to his honored father, T. C. of Char. before his death, some years past. The son Thomas, attorney for his bro. Matthew Williams, sold land at Marblehead 9 (10) 1662.

Thomas, servant of George Giddings, came in the Planter in 1635. Settled at Salisbury; planter; propr. 1639. Wife Mary; ch. Mary b. Oct. 6, 1641, (m. Joseph Lancaster,) Martha b. Feb. 1645, Martha b. March, 1647, Elizabeth b. April 1649, John b. May 18, 1650, Abigail b. Feb. 1652 (m. Stephen Flanders,) Samuel b. Oct. 1655, Sarah (m. John Davis) [illegible]

His will dated Oct. 30 [illegible] beq. to wife and to ch. John, Samuel, Mary, Martha, Elizabeth, Abigail and Sarah. [See Reg. XXXVI, 319.]

Rev. Thomas, b. about 1608, as he deposed 17 (10) 1662, came first to Dedham, where he was propr. 25 (2) 1637. Rem. to Watertown; frm. May 21, 1638. Became the first minister of the church of Woburn, ordained Nov. 22, 1642. [W.] Sold land in Cambridge 18 (6) 1643. Was a much honored pastor, doing much to shape the character of the growing town. Wife Mary; ch. Samuel b. 8 (6) 1640, Judith b. 15 (1) 1642, Theophilus b. 12 (4) 1645, d. 19 (12) 1649, Mary b. 13 (8) 1648, [Mdx. Files.] Thomas, Timothy. He deeded lands to his children before his death; referred to this in nunc. will prob. Sept. [illegible] library to his eldest son Samuel; [illegible] to be divided between his three sons and his dau. Mary after the death of his wife.

He d. Sept. [illegible] 1684, ae. 74. The sons Samuel, Thomas and Timothy, and their mother signed an agreement to abide by the will. The children of my brother Thomas Carter, who is now in New England, are mentioned in the will of James Carter of Hinderclay, Suffolk, Eng. 8 Sept. 1655. [Reg. XXXVI, 319.]

CARTHWICK, CARTRICK,
Michael, carpenter, Ipswich, propr. 1635; recd. pay for work at the bridge and for carriage for the gun in 1642. Constable in 1646.

Will dated 16 (11) 1646, prob. 1647, beq. all to the care of his wife till son John is 21 years of age and dau. Mildred is 22 years old or married, when they shall receive their portions.

CARTWRIGHT,
Bethia, Salem, made will May 2, prob. May, 1640; beq. to sister Elizabeth Capon in Walderswick, Sussex, Eng., Mary, wife of George Newton of Salem, John Jackson, Jr. of Exeter, Margaret, wife of John J. of Sal., Elizabeth Pellem and Elizabeth Nickson.

CARVER,
Mr. John, a worthy pioneer, a capable, self-sacrificing man, a native of England; he emigrated to Leyden, Holland. One of the deacons of the Pilgrim Church, sent to England in 1617 to negotiate for an American home for the Colony; came in the Mayflower; signed the Compact in Cape Cod Bay, Nov. 11, 1620; after the signing he was chosen the first governor of Plymouth Colony; served with ability, but d. of sun-stroke in April, 1621. His wife Katharine who came with him d. in June, 1621. No ch. mentioned in Plymouth documents. His man, Roger White and a little boy, Jasper More, apprenticed to him, d. in the winter of 1620-1. His other man-servant, John Howland, and a boy, Wm. Latham, who came with him, lived here; [see their names.]

CARVER, cont.

Richard, husbandman, ae. 60, of Skratby, Eng., with wife Grace, ae. 40, ch. Elizabeth and Susanna, twins ae. 18, and servants Isaac Hart, ae. 22, Thomas Flege, ae. 21, Marable, (Mabel) Underwood, ae. 20, passed exam. to go to N. E. April 11, 1637. Settled at Watertown; yeoman.

Will dated 18 Dec., 1638, prob. 9 (7) 1641. Beq. to wife Grace and daus. Elizabeth and Susanna. [Reg. II, 262.]

Robert, planter, Marshfield, propr. 3 Sept., 1638, atba. 1643; frm. 7 June, 1648. Juryman, town officer.

He was bur. in April, 1680, "being 86 years old."

CARY,
James, draper, merchant, Charlestown, adm. chh. 3 (3) 1647. Clerk of writs 1650. He gave bond for the delivery of sugar Dec. 21, 1652. His wife Eleanor was adm. chh. 30 (9) 1642. She d. Nov. 9, 1697, ae. 80.

He d. Nov. 2, 1681, ae. 81. Will prob. April 4, 1682; wife and 5 ch.; Mehetabel, (m. Wm. Welstead,) (John b. 29 (5) 1642, James b. and d. in 1644,) Nathaniel b. 7 (1) 1645, Jonathan b. 15 (11) 1646, Elizabeth b. 23 (7) 1648, and Joanna. [Wyman.]

Nicholas, Salem, 1636. In court, 1637.

CASE,
Edward, Taunton, frm. Dec. 4, 1638; deputy, 1640.

CASSELL, CASWELL, CASEWELL,
Thomas, Taunton, atba. 1643. Ch. Stephen b. Feb. 15, 1648, Thomas b. Feb. 22, 1650, Peter b. Oct., 1652, Mary b. Aug., 1654, John b. July, 1656, Sarah b. Nov., 1658, William b. Sept. 15, 1660, Samuel b. Jan. 26, 1662, Elizabeth b. Jan. 10, 1664, Abigail b. Oct. 27, 1666, Esther b. June 4, 1669.

Will dated 28 Sept. 1691, codicil 16 March, 1696-7, inv. taken 30 March, prob. 14 Sept. 1697, beq. to ch. Stephen, Thomas, Peter, John, William, Samuel, Mary, Sarah, Hannah, Elizabeth, Abigail and Hester. Daniel Ramsdell was husband of Hannah.

CASTELL, CASTEELE,
Mr. John, a creditor of Wm. Swift of Watertown, 1642.

Robert, Ipswich, served in Pequot war; town voted him land in 1639, if demanded within a year.

CATLIN, see Kirtland.

CHACKSELL, CHACKSWELL, CHECKSELL,
John, Lynn, witness in court in 1647 and 1650.

CHADBOURNE,
William, Boston, 1644. Wife Mary; ch. Mary b. (10) 1644.

CHADWELL,
Richard, shipwright, Saugus, 1636. [Col. Rec.] Witness, Salem court, 1637. Law suit in 1641. [L.] See Sampson, John. Rem. to Sandwich. Propr. 3 April, 1637. He m. July 22, 1649, Katharine Presberry of S.

He d. Nov. 27, 1661. Will dated 22 (9), prob. 27 (10) 1681, beq. to son-in-law Lodewick Hawkse and his cosen Thomas, son of Moses Chadwell.

Thomas, bro. of Richard, shipwright, Salem, 1636; of Lynn; propr. 1638. Rem. to Sandwich before 1645. Res. at Charlestown in 1670; ret. to Lynn. [See George Davis.] Abigail, wife of Thomas, of Charlestown, made will 8 June, prob. 19 June, 1683; beq. to her husband; to sister Ann Pearson of Piscatag; to gr. son Joseph Goose and his sister Susanna Crosse; to sister Wheeler's daus.; refers to Joseph Goose's agreement, dated July 28, 1682.

He d. 27 Feb. 1683. Will dated 25 Feb., inv. taken June 18, 1684, beq. to son Moses; to M.'s wife Sarah and son Thomas; to dau. Ruth Needham.

CHADWICK,
Charles, Watertown, frm. May 18, 1631. Town officer, deputy.

He d. April 10, 1682, ae. 86. Will dated June 30, 1681, beq. to wife Elizabeth, (who d. Feb. 22, 1684,) kinsmen Thomas and John Chadwick; to the eldest son of Thomas, and to Charles, eldest son of John. Jer. Norcross mentions "bro. Charles Chadwick."

VARNEY,

William, Ipswich. One of the appraisers of the est. of Thos. Cook (7) 1650. Inv. taken 1 (1), filed 30 (1) 1654.

VASSAIL, VASSELL,

Mr. William, Esquire, came first in 1628 as one of the Assistants of the Mass. Bay Co. to Salem. Ret. to England with his family in the Lyon in 1630. [Du.] He came again in the Blessing, in July, 1635, ae. 42, with wife Ann, ae. 42, and ch. Judith, ae. 16, Francis, ae. 12, John, ae. 10, Ann, ae. 6, Margaret, ae. 2, and Mary, ae. 1. Settled at Roxbury. His wife joined the chh. in 1635. [E.] Rem. to Scituate. Adm. chh. Nov. 28, 1636. Took oath of allegiance to Plym. Col. Feb. 1, 1638-9. Town officer. His surveying instruments referred to in Plym. Col Rec. in 1642. Rem. to Marshfield; propr. 1643; town officer. Was not in sympathy with the attitude of Mass. Bay and Plymouth governments toward persons who differed from the received opinions in politics and religion; and used his influence for greater charity toward Quakers, etc. The elders expressed their disapproval of his utterances; the church of Plymouth sent him a message by John Cook, which is recorded in the book of the Second Church, Scituate, dated Apr. 14, 1645; hoping he would desist from proceedings intended, but questioning whether they would commune with him if he went on. He went to England in 1646 with a petition to Parliament for the liberty of English subjects.

He rem. to Barbadoes; died in 1655-6. Will dated 13 July, 1655, gave property to his son John; daus. Judith, (who m. April 8, 1640, Resolved White,) Frances, (m. July 16, 1640, James Adams,) Anna m. Nicholas Ware. Margaret and Mary. Part of these heirs sold their shares in certain lands 18 July, 1657. [Sum. De. III, 84.] [illegible]

VAUGHAN, VAUGHN, VAUHAN, VAHAN,

John, Watertown, 1633, propr. 1636. Sold land before 1642.

William, Springfield, propr.; leased his ground Jan. 10, 1644, to Rise Burdondon for 6 years.

VEAZIE, VEASIE, VEZAY, VESEY, VEZA, PHESE, FACY, FEASY,

Robert, Watertown, propr. 1636, died before 1642 when his widow Mary, having m. 2, George Parkhurst, sold land to William Parker. [Mdx. De. II, 58.] Robert [called Face] who d. in 1656-7, and beq. to friend John Founell, may have been a child of his [illegible] William [illegible] May 10, 164[illegible] [illegible] Bought house and land of James Covey [illegible] 1651. Wife Ellinor. Ch. Hannah b. 18 (1) 1644, (m. 26 (1) 1665, John Greenleaf,) William b. [illegible] (8) 1647, Solomon b. 3 (11) 1650, Elizabeth b. 13 (8) 1653, Samuel b. 24 (6) 1656, Ellen b. 4 (3) 1659, (m. Feb. 20, 1680, Stephen Paine,) Mehetabel b. 17 (12) 1665, Mercy b. 20 (11) 1669, (m. 24 April, 1690, John Ruggles).

He d. June 16, 1681, ae. 65. [Gr. St.] The widow contracted marriage with John French 8 July, 1683. His will dated 30 June, prob. 27 July, 1681, beq. to wife Elen; sons William, Solomon, Samuel; to daus. Hannah Grenleafe, Abigail tayr, [Thayer,] Elen, Mehetabel and Mercy Veazy; to Christian Alison.

VENN,

Thomas, residence not mentioned, but probably in or near Boston. The Gen. Court promised May 29, 1644, to give him land in proportion to the stock taken in the Company by his father, Mr. John Venn, if he should show an order from his father therefor.

VENNER, VENNOR, VINOR,

Rebecca, Dorchester, memb. chh. about 1637.

Thomas, cooper, Salem, frm. March, 1637-8. Rem. to Boston. Ret. in 1651 to London and sold Boston lands, house and [illegible] warehouse [illegible] Wife Alice. Ch. Thomas [illegible] Hannah bapt. at [illegible] [illegible] (12) 1644, [illegible] (12) 1649. He was leader of the "Fifth Monarchy Riot," in London, and was executed Jan. 19, 1661. [Reg. XLVII, 437.]

VERY, VEREY, [see Giles,]

Thomas, Gloucester, propr. 1649. With wife Hannah sold land in 1661. [To. Rec.]

VEREN, VEREING,

Joshua, called a "repr", came in the James April 5, 1635. Settled at Salem; he and his wife Jane were adm. chh. 21 (4) 1640. Dorcas memb. chh. before 1636. She sold her farm in 1650. Hilliard adm. chh. 1 (9) 1648, Mary adm. chh. 21 (1) 1647. Hilliard deposed in 1658, ae. about 37 years.

Philip, "roopr," came in the James April 5, 1635. Settled at Salem; wheelwright; constable 10 (12) 1637; [Es. Court.] lawsuit in 1639. Wife Dorcas memb. chh. 1636. Rem. to Providence. [W.] Probably the "Verin" of whom W. narrates that he was punished because he would not allow his wife to attend Mr. Williams' meetings as often as she wished. Philip with wife Johanna sold land in 1661. Philip, Jr. adm. chh. 3 (4) 1640.

VERMAIS, VERMASE, see Fermaes.

VIALL, VYALL,

John, laborer, weaver, webster, Boston, 1639, adm. chh. 2 (3), frm. June 2, 1641. He sold house and land about 1659. Wife Mary adm. chh. 11 (5) 1641; ch. Hopestill, dau. b. 14 (6) 1639, (m. 1 July, 1659, William Shutt,) Mary b. 30 (9) 1641, (m. 26 Jan. 1658, John Sunderland,) John bapt. 2 (4) 1644, ae. about 5 days, Nathaniel bapt. 26 (5) 1646, ae. about 3 days, Marie bapt. 18 (1) 1649, ae. about 7 days, Sarah b. 14 March, 1651-2, Joseph b. 4 June, 1654, Abigail b. 21 Oct. 1656.

He rem. to Swansey; d. 26 Feb. 1685; inv. filed 6 June, 1687, by widow Elizabeth. Will devised to wife Elizabeth; to his children by her and to the six ch. of his first wife, viz. sons John and Nathaniel, and daus. Hopestill Pitts, Mary Burroughs, Sarah Moore, and Abigail [Magick.] John had the Ship tavern in Boston. Benj. was blind.

Jellyan, maidservant to Thomas Grubb, Boston, adm. chh. 13 (4) 1640.

VICKARY, VICKARS, VICKERY, VECKARE,

George, Salem, 1636. He rem. to Hull; propr. 1657. He m. Rebecca, dau. of David Phippen.

Admin. of his est. was gr. to his widow Rebecca, and son Jonathan "Vickary"; son George "Vickare" also signed admin. bond.

VERNAM,

Margaret, widow, one of Thomas Leverett's family, adm. chh. Boston 28 (12) 1635.

VINAL,

Stephen, Scituate, prop. frm. 5 March, 1638-9. Anna, spinster, [his widow?] recd. deed of land with other proprs. in 1648. She d. Oct. 6, 1664; admin. of her est. gr. to Stephen and John V. [Reg. VI, 186.] Stephen m. Feb. 26, 1662, Mary Baker, Martha m. April, 1648, Isaac Chittenden.

VINCENT, VINSON, VINCETT,

Adrian, came in the Mary and John March 24, 1633-4.

Humphrey, Cambridge, propr. 1634. Rem. to Ipswich. Propr. 1637.

He d. Dec. 5, 1664. Will dated 1 (11) 1660, prob. 28 March, 1665; growing aged; beq. to Mr. Samuel Symonds and his dau. Martha, and to Thomas Harris.

Mr. John, Sandwich, had land grant 20 March, 1636-7. Frm. Oct. 1637.

Mary, Sandwich, m. 8 Nov. 1648, (man's name wanting). [Plym. Col. Rec.]

William, pot-maker, Saugus; applied for land at Salem (Marblehead,) in 1636; a tract laid out to him, his mother and his cosen Anthony Bucstone. Frm. May 10, 1643. Keeper of the ordinary; selectman. Wife Sarah adm. chh. with him 23 (11) 1650; testified, ae. about 40 years, in the case of Mr. Blinman vs. George Norton in 1660. [Wenham Chh. Rec.] He deposed in 1663, ae. about 53 years. Ch. Elizabeth b. May 16, 1644, John b. May 15, 1648, William b. Sept. 9, 1651, d. 1675, Richard d. 24 July, 1652, Jacob bapt. 11 (2) 1658, Richard b. Sept. 1, 1658, Thomas b. April 1, 1662, Abigail b. May 21, 1668, (m. Jacob Elwell). He sold land in 1684 to son-in-law Hugh Row.

He d. 17 Sept. 1690. The widow Rachel d. Feb. 16, 1707. His will dated 19 March, 1684, prob. 25 (9) 1690, beq. to wife Rachel, son John, dau. Abigail; dau. Sarah Parsons, the children of dec. daus. Gardenr and Ellery, gr. son John, son of John Cooke.

William, witness at Plymouth 1 Oct. 1638. May be the foregoing.

William, yeoman, of Bromfield, Essex, gave a bond, dated Aug. 25, 1636, in favor of

WHITAKER, see Whittier.

WHITCOMB, WHITCOMBE, WHITECOMBE, WHETCOMB,

John, planter, may be the Mr. W. who was to see the leather discharged at Salem in 1629. [Suff. De. I, xix.] Dorchester, planter; propr. 1636-9; rem. to Scituate; suit in court, 1639; atba. 1643; frm. 3 June, 1652. He res. at Lancaster about 1652. He petitioned 28 (10) 1658, being weak, and aged, to be excused from paying Stephen Gates for swine killed by three of his sons. [Mdx. Files.] [illegible]

He d. April 6, 1683. Inv. of his est. was taken 26 April, 1683. [illegible]

WHITE,

Anthony, Watertown, propr. at Sudbury, 1639. He m. at Wat. 8 (7) 1645, Grace Hall; ch. Abigail b. 21 (4) 1646, John b. Feb. 25, 1648-9, Mary b. March 1, 1650, (m. Jacob Willard).

He d. March, 1686.

Charity, singlewoman, Boston, adm. chh. 13 (4) 1641; propr. 1648. She d. 28 Jan. 1660. Admin. Feb. 1, 1660. Beq. house and lands to the church; rest of her est. to Deliverance, dau. of Miles Tarne. [Reg. X, 265, and XXXI, 178.]

Edward, husbandman, ae. 42, with wife Martha, ae. 39, and daus. Martha, ae. 10, and Mary, ae. 8, came in the Abigail, June 22, 1635, cert. from the parish of Cralbroke, (Cranbrook,) co. Kent, Eng. Settled at Dorchester; frm. May 26, 1647. Propr. Ch. rec. at Dorch.: James b. Jan. 1, 1637, John bapt. 16 (10) 1639.

Edward, Roxbury, propr. Ch. Zechariah b. Aug. 5, 1642, Samuel b. Feb. 27, 1644, Eliezer b. 12 (10) 1646.

Edward, Charlestown, d. Jan. 13, 1648; inv. of his est. taken by George Hepburne and Samuel Adams.

Edmund, Watertown, propr. 1637.

Emanuel, Watertown, propr. 1636; rem. to Yarmouth; atba. 1643; frm. 7 June 1642; town officer. Wife Katharine; they adopted Alice [illegible] old Nov. 10, 1638, for the term of 15 years. [W.] [illegible]

Francis, ae. 24, came in the Elizabeth April, 17, 1635.

WHITE, cont.

Goyen, Gowen, or Going, planter, Scituate, propr.; town officer 1644. He m. Oct. 15, 1638, Elizabeth Ward, servant to Mr. Hatherly. Sold land 9 Dec. 1654.

Inv. taken Dec. 8, 1664, and pres. on the oaths of Timothy and Joseph White 8 Dec. 1664.

James, Marblehead, 1633. [Col. Rec.]

John, embarked for New Eng. June 22, 1632. Settled at Cambridge. Frm. March 4, 1632-3. Propr. 1633; town officer 1634. Sold lands Oct. 20, 1635; rem. to the New Towne [illegible] ford, Conn. One of the first settlers [illegible] ley deputy [illegible] Wife Mary; ch. Mary (m. Jonathan Gilbert), Nathaniel, John, Daniel, Sarah (m. 1, Stephen Taylor, 2, Barnabas Hinsdale, 3, Walter Hickson,) Jacob. [illegible]

He d. at Hartford, Conn. about Dec. 17, 1683.

John, yeoman, Lynn, propr. 1638. Salem, recd. inhabitant and granted 60 acres of land 8 (6) 1639. Propr. at Wenham (Enon) in 1642. Rem. to Lancaster. Wife Joane adm. chh. 26 (12) 1642, dism. to Wenham chh. 10 (2) 1645. Ch. Sarah bapt. 9 (2) 1643, Josiah bapt. 4 (4) 1643, Ruth bapt. 8 (7) 1644.

Will prob. 27 (4) 1673. Son Josiah; Ruth, widow of dec. son Thomas, her son Thomas and other ch.; daus. Joane, Elizabeth, Marie and Sara, already married; youngest dau. Hannah who has lived with him.

John, merchant, Watertown, before Gen. Court, 1636; [W.] propr. 1642; bought land on the South side of Charles river 4 (1) 1646. Rem. to Boston; with wife Frances sold land at Wat. 4 (8) 1653. Ch. John, Joseph, Benjamin, Mary, of sister White of Watertown, bapt. at Roxbury 6 (4) 1652; Mary, ch. of John W., bur. at Rox. 26 (3) 1669. His son Joseph was apprenticed May 22, 1646, for 7 years, to Samson Shore, tailor, of Boston. [Col. Rec.] [illegible]

He d. April 1691. Will dated 2 days earlier [illegible] Frances, and three [illegible] Joseph, and Benjamin, and [illegible] Joseph [illegible] alogy [illegible]

Nicholas, Weymouth, propr. 1643, frm. [illegible]

WHITE, cont.

May 10, 1643. Res. at Dorchester, 1653; propr.

Richard, carpenter, ae. 30, came in the Elizabeth and Ann in May, 1635. Settled at Charlestown; propr. and res. 3 (11) 1636-7. Rem. to Sudbury; propr. 1639.

Admin. of his est. gr. in Essex Court 30 (4) 1663, to widow Smith.

Robert, admin. of his est. gr. by the Gen. Court 4 Aug. 1635, to William Stitson of Charlestown.

Thomas, yeoman, Cambridge, frm. March 3, 1635-6; Watertown, propr.; sold in 1640 a house he had bought of William Swift. Bought land at Sudbury, rem. thither; propr. 1640; town officer, 1642. Deputy, 1637. Rem. to Charlestown. Sold land at Sud. in 1654. Wife Margaret d. at Sud. 17 Nov. 1649.

He d. 6 (3) 1664. Widow Susanna d. March 6, 1686-7, ae. 89. Will prob. March 29, 1687; children Thomas, John, Mary, Sarah.

Thomas, Weymouth, propr. 1643; deposed to the will of Anne Looman 21 (8) 1659, ae. about 60 years. [Reg. IX, 142.]

Will dated 5 July, prob. 28 Aug. 1679, beq. to sons Joseph, Samuel, Thomas, Ebenezer and dau. Hannah; gr. ch. Lydia, Mary and Ebenezer White, and Hannah Baxter; pastor Samuel Torrey and elder Edward Bate.

Mr. William, wool-carder, young man, from England, married at Leyden, Holland, Jan. 27, 1612, Anna Fuller, maid, of England. Her full name was Susanna. They came in the Mayflower to Plymouth. They brought one child, Resolved, and had a second son, Peregrine, born on board the Mayflower in Cape Cod harbour, in Dec. 1620. They also brought 2 servants, William Holbeck and Edward Thomson, who d. soon after the landing.

He d. Feb. 21, 1621-2. His widow m. 2, Gov. Edward Winslow. The son Resolved, ae. about 63 years, deposed relative to an occurrence at Salem, in 1678. [Es. Files XXXI, 113.]

William, husbandman, came in the Mary and John in March, 1633-4. Settled at Ipswich; propr. 1634; frm. June 22, 1642. Rem. to Haverhill about 1642. Propr., town officer. Wife Mary d. Feb. 22, 1681;

WHITE, cont.

he m. Sept. 21, 1682, Sarah Foster. She ret. to Ips. after his death and d. there. His son John's will was prob. 13 (2) 1669.

He d. Sept. 28, 1690, ae. about 80 years.

William, ae. 14, came in the Increase April 15, 1635.

William, bricklayer, Boston, 1646. Witnessed Maverick's deed in 1649. Wife Elizabeth; she d., and he m. 4 (6) 1655, Phillip Wood, who d. 5 (5) 1654; ch. Cornelius b. 7 (11) 1646, Dorcas b. 19 April, 1654, d. 30 (7) 1655.

Will dated at Boston 13 Oct. prob. 31 (11) 1673, beq. to wife; to sons Isaac and Cornelius his salt-works, soap-works, mills, stone-cutter's tools, soddering tools, etc.; to dau. Susanna, wife of Thos. Waggett; to son William; to daus. Elizabeth, wife of Benjamin Harnden, Margaret, wife of Thomas Wallen and Ursula, wife of John Bennet.

WHITLE,

John, before Gen. Court in 1636.

WHITFIELD,

Edward. [Reading.] estated a tract of land at R. upon Sarah, dau. of Ralph Root; this she and her father sold to Thomas Taylor; deed confirmed by Gen. Court 17 Oct. 1649.

WHITEHALL, see Whittle.

WHITEHAND,

George, Charlestown, propr., adm. chh. 7 (6) 1633. Rem. to Woburn; propr. 1641. Wife Alice; ch. Loyis bapt. 31 (6) 1633, Anna bapt. 13 (10) 1636.

WHITEHEAD,

Samuel, Cambridge, propr. 1634.

WHITEMORE, WHITTEMORE, WHITAMORE, WHETEMORE, WHITMORE,

Lawrence, husbandman, ae. 63, with wife Elizabeth, ae. 57, came in the Hopewell in April, 1635. Settled at Roxbury. Adm. chh. 1635; frm. April 18, 1637. Propr. His wife d. Feb. 18, 1642; he was bur. 24 (9) 1644, ae. 80. [Rox. Rec.]

Thomas, Charlestown. Rem. to Mystic side, (Malden); signed petition with neighbors for better privileges in 1640. [L.] [illegible]

WINDOWE, etc, cont.
cer, 1654. He m. March 30, 1659, Bridget, widow of Henry Travers.

Will dated 2 May, prob. 7 (4) 1665, beq. to wife Bridget and her son James Travers; dau. Ann; son-in-law Anthony, committing him to the care of his uncle Bennett; dau.-in-law Elizabeth Bennett a Bible that was her father's; Richard Goding. Inv. of the est. of the widow was taken 9 Oct. 1673.

WINDSOR, WINSOR, WINSWORTH,

John, Scituate. He m. Oct. 15, 1638, Hannah Syllice.

The inv. of his est., taken by John Andrews, John Blowar and Bernard Harris, was filed at Boston 15 Feb. 1666, and admin. gr. to James Neighbor.

Joseph, Sandwich, 1638, atba. 1643.

Robert, turner, Boston. His wife Rebecca adm. chh. 12 (8) 1644; approved to keep a cooks shop 29 (2) 1672. She d. "an antient wido," Jan. 28, 1697. Ch. John b. 10 (12) 1644, Joshua bapt. 18 (4) 1647, ae. about 7 days, Mary bapt. 30 (10) 1649, ae. about 11 days, Thomas [illegible] Sept. [illegible] 1652, Rebecca b. Dec. 20, 1654, Constance [illegible] May 27, 1657, Thomas b. Oct. [illegible] 1659, Sarah b. May [illegible], 1662, Samuel b. Sept. 18, 1664, William bapt. Sept. 25, 1664, Lydia b. Aug. [illegible] 1666, John b. April 22, 1669.

WINES, WIND, WINDS, WINDES,

Barnabas, Watertown, propr., frm. May 6, 1635. He sold planting ground in 1642. Rem. to Conn., thence to Southold, L. I. before 1662.

Faintnot, flax-dresser, Charlestown, inhabitant and propr. 1635, frm. May 20, 1644.

He d. Feb. 25, 1664. Will dated 1 Sept. 1663, prob. 20 (4) 1665, beq. to wife Bridget; to the children of my cousin Nicholas which he had by cousin Hester W.; to the ch. of cousin Elizabeth Harsnett, now wife to [Ephraim] Pope, namely John Bacon, Ephraim and Elizabeth P.; to bro. Daniel W.; to cousin Peter Churchman's children.

WING,

Deborah, dau. of Rev. Stephen Bachiler, m. Rev. John Wing. He resided at Sandwich, Eng., then at Hanbury. Rem. to Flushing, Zealand, where he was pastor of the Puritan church; then resided at the Hague where he d. about 1629. The widow

WING, cont.
came to New Eng. bringing three sons, Daniel, John and Stephen, leaving son Matthew in Eng. Settled at Sandwich.

Daniel, Sandwich, atba. 1643. Ch. Hannah b. July 28, 1642, Lydia b. May 23, 1647, Samuel b. Aug. 28, 1652, Hephsibah b. Nov. 7, 1654, John b. Nov. 14, 1656, Beulah b. Nov. 16, 1658.

He d., and inv. of his small estate was presented May 3, 1659, by his bros. John and Stephen; est. confirmed to his children. [Reg. V, 387, XXXVIII, 376, XXXIX, 192, and XL, 325.]

John, bro. of Daniel, Sandwich, creditor of Thos. Hampton, 1637; propr. 1640; rem. to Yarmouth. Ch. Ephraim b. 30 May, 1648, drowned in the snow 11 Dec. 1648; Joseph b. 2 Sept. 1650. John Wing that married one of the daughters of James Davis is mentioned in the probate papers of Davis. [Reg. XI, 340.] He deposed in case of Francis Dent, before Gen. Court, in 1638-9.

He made will 2 May, 1696, grown aged; prob. Aug. 10, 1699. Beq. to wife Meriam, sons Joseph and [illegible] John and Elnathan [illegible] Susanna [illegible] The widow Miriam [illegible] at Harwich, May 24, 1701, was prob. Jan. 8, 1702-3; kinsman Deane Smith, son of her kinswoman Bethia S. of Manamoiet.

Robert, ae. 60, with wife Judith, ae. 43, came in the Francis of Ipswich April 30, 1634. Settled at Boston; laborer, adm. chh. 8 (8) 1642. Sent a message July 26, 1641, to his cousin Wing of Lomford, dwelling in Ladyes place, by Dedham, Eng. [L.] He was before the Court 11 Nov. 1647; was discharged as being a poor man with 4 small children and nothing to live upon, and 80 years of age. Wife Johanna; ch. John b. 22 (5) 1637, Hannah b. 14 (12) 1639, Jacob b. 31 (5) 1642, Elizabeth b. (6) 1644, (m. April 3, 1661, John Walley,) Joseph b. 13 (4) 1646, Benjamin b. 11 (12) 1648.

He d. 24 (9) 1651; nunc. will prob. 3 (10) 1651. All to wife Johanna, praying her to be good to his children. The Court ordered that she should be responsible to the four children she had by him. [Reg. IV, 54.]

Stephen, bro. of Daniel, Sandwich, 1640. Wife "Osith" d. April 29, 1654. He

WING, cont.
m. 2, 7 (11) 1654, Sarah Briggs. Ch. Deborah b. 10 Oct. 1648, Ephraim b. 2 April, 1649, Mercy or Mary b. 13 Nov. 1650, Stephen b. Sept. 2, 1656, Sarah b. Feb. 5, 1658, John b. Sept. 25, 1656, Sarah b. Feb. 5, 1658, John b. Sept. 25, 1661, Abigail b. May 1, 1664, Ebenezer b. 11 (5) 1671, Matthew b. 1 (1) 1673.

WINN, WINNE, WYNN,

Edward, carpenter, hired at Broughton, Eng. and brought over to N. E. by Barnabas Davis with his family about 1639. [L.] Settled at Woburn. Propr. 1640. Frm. 5 (10) 1643. His wife Joanna or Jane d. March 8, 1648-9. He deposed 17 June, 1670, ae. about 71 years. He m. Aug. 10, 1649, Sarah Beal. She deposed 7 (8) 1668, ae. about 60 years. [Mdx. Files.] Ch. Ann, (m. Sept. 26, 1648, Moses Cleveland,) Elizabeth, (m. May 21, 1649, George Polly,) Increase b. 5 (10) 1641. She d. March 15, 1679-80.

He d. Sept. 5, 1682.

Mr., at Marshfield; his "man" enrolled as atba. [illegible]

WINSHIP, WINSHEP, WINDSHIP, WINCHIP,

Edward, Cambridge, propr. 1635. Serg. 1643. Deputy; town officer. Sold his share in the Billerica lands, including one share that "was his father Parks." Wife Elizabeth memb. with him in 1658; ch. by first wife Jane, also a memb. Camb. chh. Sarah, Mary, Ephraim and Joanna; ch. by Elizabeth: Edward, Abigail, Samuel, Joseph bapt. Aug. 25, 1661, Margery bapt. Feb. 5, 1664, Mehitabel bapt. Nov. 17, 1667; all b. and bapt. in Camb. [Mi.]

He d. Dec. 2, 1688, in his 76th year; his widow Elizabeth d. 10 Sept. 1690, in her 58th year. [Gr. St.] His will dated Sept. 18, 1685, prob. Oct. 1, 1689, beq. to sons Ephraim, Edward, Samuel, Joseph, daus. Mary, Elizabeth, Abigail, Margery, Joannah and Mehitabel and wife. Bros. Samuel Stone and John Grene overseers. The widow, Oct. 18, 1689, beq. to her 3 sons Edward, Samuel and Joseph; and to her 4 daus. Elizabeth, Abigail, Margery and Mehetabel; also to Mary Brown and her sister Joanna. [See Goffe and Witchfield.]

WINSLEY, WENSLEY, WINSLOW,

Mr. Samuel, planter, Salisbury, 6 (7) 1638. [Col. Rec.] Frm. May 22, 1638. Surveyor of the arms, 1 Sept. 1640; seller of strong waters, 1654; deputy. His wife Elizabeth d. June 2, 1649; he m. 2, Ann —, who d. March 21, 1676-7. Ch. Deborah, (m. John Weed,) Samuel, Nathaniel, (see North.) Ephraim b. April 15, 1641, Elisha b. May 30, 1646.

He d. June 2, 1663. Inv. and admin. of his est. by son Samuel in Oct. folg. The inv. of the est. of the widow mentions a bill of Wm. Buswell for 4 years, 5 months diet [Es. Inst. Col. VII.]

WINSLOW,

Edward, printer, son of Edward Winslow, Esquire, b. at Droitwich, Eng. Oct. 19 1595; res. at London. Rem. to Leyden, Holland. There he married, May 6, 1614, Elizabeth Barker of Chatsun, Eng. He came in the Mayflower; signed the Compact; settled at Plymouth. Was one of the Trading co. agent of the Colony; magistrate, Assistant, and in 1644 was chosen Governor. He wrote Hypocrisy Unmasked, Good News from New England, and numerous important letters. Was a man of large powers and deep devotion to the interests of the Colony. He brought with him his wife, two men-servants, George Sowle and Elias Story, and a little girl who had been placed in his care, Ellen More; she d. in 1621. His wife d. soon after coming, and he m. 2, May 12, 1621, Susanna, widow of Mr. William White; she survived him, and d. Oct. 1, 1680.

He d. at sea May 8, 1655. Ch. Edward John, Josiah, Elizabeth.

Gilbert, bro. of Edward, bapt. Oct. 2[illegible] 1600, came in the Mayflower; signed the Compact; drew lots in Plymouth in 162[illegible] Ret. after a few years to Eng. and d. there.

John, bro. of Edward, yeoman, bapt April 18, 1597, came to Plymouth in the Fortune in 1621. He rem. to Boston in 165[illegible] Bought the mansion of the late Antipas Boice 19 Sept. 1671. Wife Mary came with him to Plymouth, and drew share in cattle in 1627. Ch. Sarah, (m. in Bo. 19 July, 166[illegible] Myles Standish, Jr.,) Benjamin b. at Plym 12 Aug. 1653.

Will dated 12 March, 1673, prob. 21 Ma[illegible] 1674. Beq. to wife Mary; sons Benjamin Edward, and John; to William Payne, s[illegible]

WINSLOW, cont.
of his dau. Sarah Meddlecott; to Parnell, dau. of his son Isaac; to the children of his dau. Latham; to son Edward's children; to son Edward Grey's children which he had by my dau. Mary; to son Joseph's two children; to gr. ch. Mary Harris' two children; to kinsman Josiah Winslow, governor of New Plymouth; to bro. Josiah; to kinswoman Eleanor Baker, dau. of my bro. Kenelm; to Mr. Paddy's widow; to negro girl Jane her freedom after 20 years.

Josiah, bro. of Edward, bapt. Feb. 16, 1605-6; was sent over as an accountant to Mr. Shirley in 1631 to Plymouth. Settled at Marshfield; frm. 1633; deputy 1643. Ch. Elizabeth b. Sept. 24, 1637, Jonathan b. Aug. 8, 1638, Margaret b. July 15, 1640, Rebecca b. July 15, 1643, Hannah [illegible]
He was bur. Dec. [illegible] 1674, in his 69th year. Will prob. 1 March, 1674-5; beq. to his four daus.; to gr. ch. Hannah Miller living with his wife; to Mr. Samuel Arnold, the teacher. The will was declared void in regard to his bequeathing house and lands at Marshfield after having previously given them to his son Josiah; otherwise the will was declared in force. Widow Margaret exec.

Kenelm, bro. of Edward, joiner, bapt. May 3, 1599. Came to Marshfield; frm. 1633. He m. in June, 1634, Ellen or Eleanor, widow of John Adams.
He d. at Salem Sept. 13, 1672; his widow Ellen was bur. Dec. 5, 1682, ae. 83 years. His will dated 8 Aug.; testified before Wm. Hawthorne, was prob. at Plymouth 5 June, 1673. Certain estate, formerly given to son Kenelme; wife Ellinor's est. to go to son Nathaniel after her decease; son Job; dau. Ellinor; gr. ch. Kenelme Baker, Mary Adams and others not specified.

WINSOR, see Windsor.

WINTER,
Christopher, planter, Plymouth and Scituate, atba. 1648. He m. about 4 Sept. 1638, Mrs. Jane Cooper. [See Church and Court Records.]
Christopher, Marshfield, made will 6 (7) 1680, prob. 5 March, 1683-4. Daus. Mary Read, Naomy Turner, Annah Badson, Martha Huet [illegible] Mary and John Read, Solomon, Bridget and Elizabeth Huet [illegible]

WINTER, cont.
man Christopher, son of Timothy Winter of Braintree.

John, Scituate, prop. frm. 5 Nov. 1638-9; atba. 1643. His son John bapt. April 1, 1638. [His wife] Katharine d. 19 Dec. 1653.

John, tanner, Watertown, propr. 1636. He d. 14 (2) 1662, ae. about 90 years. Will mentions sons Richard and Thomas, late of London; son John of Wat.; dau. Alice Lachman of London.

William, Lynn. He deposed in 1657, ae. about 73 years, respecting Thomas Dexter's buying Nahant of the Indian called Black Will or Duke William for a suit of clothes. He was presented to the Court in 1641 for speaking [illegible] his dau. [illegible] will of Hugh Churchman in 1640. [illegible]

WINTHROP,
John, Esquire, son of Adam Winthrop of Groton, co. Suffolk, Eng., was born Jan. 12, 1587-8 [illegible]
He was elected governor of the Mass. Bay Company in London, Oct. 20, 1629; the Co. having voted to combine in one person the two offices previously existing, the moderator of the Company's deliberations and the executive officer of the plantation. He sailed from the Cowes Easter Monday, March 29, 1630, in the Arbella, and arrived at Cape Ann June 12, 1630, at "Mattachusetts" June 17. His letters to his wife and others, (preserved in his History of New England,) describe the arrival of other vessels at "Charleton" July 1; he dated letters at that point up to Aug. 14; first dates at Boston Nov. 29, 1630. He received the reins of government from Gov. Endecott, whose term had expired; and entered at once upon a wonderful career of office and influence. His History of New England is the most complete mirror of the life and spirit of that day; referred to in this work as W.
He married 1, April 16, 1605, Mary, dau. of John Forth, who was bur. June 26, 1615; he m. 2, Dec. 6, 1615, Thomasine, dau. of William Clopton, who d. Dec. 8, 1616; he m. 3, April 29, 1618, Margaret, dau. of Sir John Tindall, Knight, b. about 1590, who came [illegible] 1647 [illegible] Martha [illegible]

WINTHROP, cont.
Capt. William Rainsborough, and widow of Capt. Thomas Coytmore of Charlestown; she survived him, and m. John Cogan. Children: John, (became governor of Conn.) Henry, Forth, Mary, Anna, Stephen, Adam, Deane, Nathaniel, Samuel, William bapt. in Boston 26 (6) 1631, Sarah, Joshua bapt. 17 (10) 1648, d. 11 (11) 1651.
He died March 26, 1649. [E.]

WISE, WISSE, (sometimes incorrectly writen Wife and Wiffe,) see Wyeth,
Elizabeth, a widow, memb. chh. Roxbury about 1634. [E.]

Jane, widow, Roxbury, bur. April, 1637.

Humphrey, husbandman, Ipswich, propr. 1635; d. in 1638. Ipswich Court considered his estate 26 March 1639. The widow Susan had m. Samuel Greenfield, formerly of Salem; the Court allowed them to admin., to sell the house, lands and goods; G. gave bonds to bring up the five children, Benjamin, Joseph, Em, Sarah and Ann, and pay them their portions at age. Benj. was apprenticed to Abraham Perkins for 7 years.

John, Cambridge, d. 9 (7) 1644.

Joseph, Roxbury, propr. about 1640. Mortg. house, malthouse and kiln 25 (6) 1647. Wife Mary memb. chh.; ch. Joseph bapt. April 1, 1643, Joseph and Jeremiah bapt. 3 (3) 1646, Sarah bapt. 26 (10) 1647, (m. June 30, 1669, Caleb Lamb,) Mary bapt. 3 (12) 1649, John bapt. Aug. 15, 1652, Henry bapt. 4 (1) 1654, Bethia bapt. 10 (2) 1657, Katharine bapt. 10 (8) 1658, Benjamin b. and d. 1660, William bapt. 9 (1) 1661, Benjamin b. and d. 1664, Abigail bapt. 24 (4) 1666.
He d. Sept. 12, 1684. Admin. was gr. 15 Sept. 1684, to his widow and son John, of Chebacto, co. of Essex, minister. His widow Mary d. Aug. 4, 1693.

WISEWALL, WISWELL, WISWALL,
John, iron-monger, Dorchester, propr.; frm. March 14, 1638-9. Deacon, deputy; chosen ruling elder, but declined; afterward accepted the office in Boston, to which he removed about 1669. Mortg. land in Dorch. 7 Nov. 1668. Wife Margaret adm. chh. with him about 1636. See letter to them from her parents, Thomas and Ann Smith in Eng. dated May 11, 1660, referring to their relatives, either Wiswall or Smith. [Mass. Arch.

WISEWALL, etc., cont.
printed in Reg. VII, 273.] Ch. John, [Suff. De.] Rebecca b. 3 (6) 1639, Deborah bapt. 30 (3) 1641, (m. Wm. Cheney, Jr.,) Sarah b. 19 (12) bapt. 26 (12) 1642-3, Lydia bapt. 13 (2) 1645, Mary, (m. Mahaleel Munnings,) Benjamin bapt. 16 (2) 1649, Martha b. 23 (12) 1651, about 11 o'clock at night & bapt. 14 (1) 1652.
Will dated 9 July, prob. 24 Aug. 1687, beq. to son John, dau. Hannah Overman, dau. Fisher and her ch., son and dau. Cutter, son Matthew and dau. Johnson, dau. Lydia Ballard's ch., dau. Mary Emans, son [Henry] and dau. Mountfort. The inv. filed 14 Feb. 1687: iron ware; lands in Bo. and Dorch., etc.; refers to gr. ch. Benjamin Cheney and Jacob and Samuel Royal.

Thomas, Dorchester, propr., memb. chh. about 1636 with wife Elizabeth. He deeded houses and lands at Dorch. 25 (9) 1657, to his son Enoch, who was about to marry Elizabeth, dau. of Mr. John Oliver. His dau. Hester m. "Captin Johnson's son" and was dism. 24 (1) 1661-2 to the chh. of Woburn. He was dism. 5 (4) 1664, for the beginning of a chh. at Cambridge Village, and was there chosen ruling elder. [Dorch. Chh. Rec.] Ch. Enoch, Noah bapt. 30 (10) 1638, Ebenezer b. 8 (12) 1641, bapt. 9 (4) 1650, Hester, (m. — Johnson).

WISEMAN,
James, Braintree, had grant of land for 3 heads 24 (12) 1639. Ch. James b. 8 (8) 1640, Mercie b. 28 (1) 1643.
Will, dated 7 Feb. 1680, prob. 3 May, 1681, beq. to son James; dau. Martha Vearin and her 5 ch. John, Thomas, James, Joseph and Ebenez[illegible]gest dau. Sarah.

WITCHFIELD,
John, embarked for N.E. June 22, 1632; settled at Dorchester; propr.; frm. June 11, 1633. Rem. to Windsor, Conn. Ruling elder. His wife d. 26 April, [1657,] and he m. Margaret, widow of Edward Goffe of Cambridge.
Margaret, of Windsor upon Canoeticoate River, d. at Cambridge about the end of the 4th month, 1667; made will 21 April, 1663, prob. 5 (8) 1668; beq. to her husband; to her daus. Hannah and Abia Goffe; to the children of dec. sister Jane Winship; to Edward and Deborah, ch. of Samuel G.; to dau.-in-law Elizabeth Hayward, and others.

BRADFORD, cont.
maker, he m. Nov. 8, 1613, Dorothy May. She came with him to Plymouth, but d. before landing, Dec. 7, 1620. He m. 14 Aug., 1623, Alice, dau. of Alexander Carpenter, b. at Wrentham, Eng., and widow of Constant Southworth; she survived him, and d. March 26, 1670-1, ae. about 80. Ch. John, left behind in 1620, came over later; William b. 17 June, 1624; Mercy b. before 1627, (m. [illegible] Benjamin Vermayes); Joseph [illegible]
He made [illegible] May [illegible] 1657 [illegible] John and William their portions [illegible] desired that Joseph's be equal to theirs. Gave to his wife Alice his stock in Kennebeck trade; desired that the promises he had made to his ch. and others should be made good. He commended to the supervisors of his est. some small books written by his own hand, to be improved as they should see meet. Mr. Thomas Prence, Capt. Thomas Willett and Lieut. Thomas Southworth, supervisors. Prob. June 3, 1657. [Reg. IV, 39, and V, 385.] The widow made will 29 Dec. 1669, prob. 7 June, 1670; beq. to sister Mary Carpenter; to son Constant Southworth and to gr. ch. Elizabeth Howland, dau. of son Thomas S. dec.; sons Joseph and William B.; maid servant, Mary Smith; a book out of her late husband's library to friend, Mr. Thomas Prence. [See John Cooper's will.]

BRADISH,
Robert, Cambridge, propr. 1635. He placed his dau. Hannah as an apprentice with Thomas Hawkins 12 (12) 1640. [L.] [illegible] 1638; Second wife [illegible] Samuel [illegible]

BRADLEY, cont.
18, 1642. Wife Katharine; ch. Salathiel b. 16 (1) 1641, d. 1 (3) 1642, Nathaniel, ae. 70 yrs., d. July 26, 1701.

John, Salem, 1636.
He d. (4) 1642. Nunc. will, (Suff. prob.) 29 (5) 1642. Deposition by Ursly Greenaway; he gave all to his wife except some of his clothes and tools to his bro.-in-law Wm. Al[illegible] Inv. taken 21 (4) 1642; lot on Cape Ann [illegible] Jeffreys Creek [illegible]
[illegible] Richard, shoemaker, Boston. He m. Anna (Hannah) widow of George Balden; she was adm. chh. 7 (8) 1648. Ch. John bapt. 1 (2) 1649, ae. about 6 days, Anna b. 16 (10) 1651, John bapt. 28 (10) 1651, Deliverance b. 3 April, 1655. Son John, merchant of ship Industry; his will prob. 6 Oct. 1676, by father Richard and wife Mary.
He d. before Nov. 10, 1679, when inv. of his est. was taken; filed Nov. 13 by the widow Hannah.

BRADSHAW, BREDSHA,
John, husbandman, Lynn, sued Thomas Willes for wages 29 (7) 1640. Rem. about that time. [L.]

BRADSTREET,
Humphrey, came in the Elizabeth in 1634, ae. 40, with wife Bridget, ae. 30, and ch. Anna, ae. 9, John, ae. 3, Martha, ae. 2, and Mary, ae. 1. Later ch. Sarah and Rebecca. Settled at Ipswich; propr. 1635. Frm. May 6, 1635; deputy. The son John res. at Marblehead in 1657; the dau. Hannah m. 1, Daniel Rolfe, and 2, Nicholas Holt; [illegible] Beale; another dau. [illegible] the heirs receipted [illegible] portions of his estate.

BRADSTREET, cont.
He m. 1, Anne, dau. of Thomas Dudley, Esq., celebrated as the first poetess of N. E., who d. Sept. 16, 1672, ae. about 60 years. He m. 2, Ann, dau. of —— Downing. Ch. Samuel, Dorothy, (m. June 14, 1654, Mr. Seaborn Cotton,) Simon, Dudley, John b. 22 July, 1652, Hannah, (m. Andrew Wiggin,) Sarah, (m. Richard Hubbard,) Mercy, (m. Nathaniel Wade).
He d. at Salem March 27, 1697, ae. 94. His will, dated 23 Dec. 1689 and 27 Jan. 1692-3, prob. 2 April 1697, beq. to wife Ann; to son Samuel and [illegible] Mercy, John, Simon and Anne, to the [illegible] Simon, Simon, John and Lucy [illegible] Dudley B. and each of his ch.; to son John with entail to his ch., to gr. ch. John Cotton, and to his 6 sisters, daus. of my dau. Dorothy; to son-in-law Andrew Wiggin, and his ch. by my dau. Hannah; to dau. Mercy and her husband, Mr. Nathaniel Wade, and to their ch.; to Mr. Samuel Willard. [Reg. I, 75, and VIII, 312.]

BRADWICKE,
Joyce, sentenced April 1, 1633, to pay 20 s. to Alexander Beck for promising him marriage without her friends' consent, and now refusing to perform the same. [Col. Rec.]

BRAGG,
Edmund, or Edward, Ipswich, servant to Mr. Symonds, 1642. Propr., town officer.

BRAKENBURY, BRACKENBURY,
Richard, Salem, frm. May 14, 1634; juryman 1637. Rem. to Beverly. He deposed 20 Jan. 1680, ae. 80 years, that he came to Salem with Endecott 6 Sept. 1628. [Es. Court Files [illegible] (Col. XIII.)] [illegible]

BRAKENBURY, etc., cont.
res. at Malden. Ch. Anne b. [illegible]
[W.] m. Wm. Foster, [Mdx. D[illegible]
Mary bapt. June 29, 1634, (m. J[illegible]
way,) Samuel b. Feb. 10, 1645-6.
He d. (6) 1668, ae. 66. Will da[illegible]
1667, prob. 21 (7) 1668, beq. to [illegible]
son Samuel, daus. Anne Foster[illegible]
Ridgeway and their children; to [illegible]
and Brakenbury, son-in-law Wm. [illegible]
Michael Wigglesworth and Mr. [illegible]
ker. Wife Alice d. Dec. 28, 16[illegible]

BRAMPTON,
William, gent., bought [illegible]
Hill, Boston, of Harry Vane, [illegible]
[L.]

BRANCH, se. Baunsh,
Peter, carpenter, late of [illegible]
Kent, d. and his will was prob. in [illegible]
dated June 16, 1638. Son John, [illegible]
old, was apprenticed to Thoma[illegible]
late of Tenterden, Kent, to wh[illegible]
tate was committed for eleven [illegible]
to the widow of Stephen Ingle[illegible]
children. If John die within 1[illegible]
est. to go to the churches of [illegible]
Scituate. [Reg. II, 183.]

William, Springfield, propr[illegible]
April 13, 1648. He m. at Win[illegible]
Spr.) in 1643, Johan Farnam. Sh[illegible]
1675. His [second] wife Katha[illegible]
8, 1683.
He d. Sept. 16, 1683.

BRAND,
Mr. Benjamin, (residence [illegible]
appl. frm. Oct. 19, 1630.
George, baker, Roxbury, [illegible]
1650. He m. July 24, 16[illegible]
He d. about Aug. 13, 1683; admi[illegible]

BOYLSTON, BOYLSTONE, BOILSTONE, BOYSTON,

Thomas, ae. 20, came in the Defense in July, 1635, cert., from parish of Fenchurch, London, Eng. Settled at Watertown, cloth-worker, planter. Owned *considerable land.* He gave a trust deed for the benefit of his *wife and ch. 26 (5) 1652;* mentioned kinsman Richard Boyson, citizen and cloth-worker, *London.* Wife Sarah; ch. Elizabeth b. 21 (7) 1640, (m. John Fisher of Medfield, who in his will beq. to her ch. her right in a legacie expected from their grandfather's uncle in Eng.,) Sarah b. 30 (7) 1642, Thomas b. *Jan. 26, 1644-5.*

He d. in 1653; his widow m. John Chinery; est. divided in 1668.

BOYNTON, BOINTON,

John, Sen., tailor, Rowley, propr. before 1643. Deposed to Wm. Bellingham's will in 1662, ae. 48 years. He m. in 1648 Ellen Pell of Boston [illegible] Joseph, John [illegible] 1647, Caleb [illegible] Mary [illegible] (10) 1651, (m. Josiah Clarke,) Hannah [illegible] 1654, (m. Nathaniel Warner,) Sarah b. 19 (2) 1658, Samuel [illegible]

He was bur. 18 Feb. 1670. Will prob. 28 March, 1671. The widow m. 2, Maximilian Jewett.

William, tailor, Rowley, propr., frm. May 13, 1640. Schoolmaster. He deposed in 1662, ae. about 56 years. Wife Elizabeth; ch. John b. 19 (10) 1640, bur. March 26, 1665, Elizabeth b. 11 (10) 1642, (m. John Simmons,) Zachary b. 11 (8) 1644, bur. Aug. 4, 1660, Joshua b. 10 (6) 1646, Mary b. 23 (5) 1648, (m. John Eastman,) Caleb b. 7 (2) 1650, Sarah b. 1 (10) 1652, bur. 28 (6) 1654.

He d. 8 Dec. 1672.

BOYES, BOYSE, BOYCE,

Joseph, tanner, Salem, propr. 1638, adm. chh. 7 (2) 1640; frm. May 18, 1642. Sold house and land in 1657. Ch. Hester bapt. 21 (12) 1640, Eliza bapt. 6 (1) 1642, Joseph bapt. 31 (1) 1644, Benjamin bapt. 16 (3) 1647.

His will dated 4 (9) 1684, prob. Feb. 18, 1694-5, beq. to wife Ellennor, son Joseph, daus. Mary Southick, Hester [....] and Elizabeth Hanson; to Joseph's ch. Joseph and *Benjamin.*

Matthew, cloth-worker, Roxbury, *frm.* May 22, 1639. Rem. to Rowley. Deputy 1642. Ret. to Eng.; res. at Leeds. Deposed

BOYES, etc., cont.

10 Jan., 1661, ae. about 60 years. [Reg. XLI, 181.] Wife Elizabeth; ch. Samuel b. (7) 1640, Hannah b. 16 (4) 1642, *Matthew* b. 23 (1) 1644, Elizabeth b. 20 (3) 1646, Grace b. 2 (4) 1648, Elkanah b. 25 (1) 1650, Mercy b. 26 (2) 1650, (sic copia,) John b. 23 (5) 1651, Nathaniel b. 1 (7) 1653, Faith b. 28 (10) 1654.

Thomas, Dedham, in Court 5 (1) 1638-9. Wife Ann; ch. Ruth b. 2 (5) 1643.

BRABROOK, BRAIBROOKE, BRABROOKE, BRAYBROOK, BRAYBROOKE,

Ann, an old woman, d. at Roxbury May 20, 1648.

John, Watertown, *1640.* Wife Elizabeth; ch. Elizabeth b. 4 (9) 1640, John b. 12 (2) 1642, Thomas b. 4 (8) 1648 [illegible]

He d. in 1654. The widow and ch. Adam Draper, David Cummins, Thomas and Samuel Braybrook petitioned the Court with [illegible] Richard [illegible] Gave marriage portion to dau. Mehitabel and her husband John Downing 20 Oct. 1669, his wife alone consenting. [Es. Files.] Rem. *to Wenham.*

Will dated 17 July, prob. 28 Nov. 1681, beq. to wife, son and dau. Downing and their children; to the college and to his minister £ 6 apiece.

William, Sandwich, propr. 1640.

BRACEY, BRESSEY,

Thomas, Ipswich, propr. 1635.

BRACKETT, BROCKET,

Peter, Braintree, had land gr. for 12 heads 24 (12) 1639-40; frm. May 10, 1643. Deputy and magistrate. He deposed May 19, 1673, ae. 64 years. [Mdx. Files.] Wife *Priscilla.* He m. 2, Mary, widow of Nathaniel Williams. Ch. on rec.: John b. 30 (9) 1641, Joseph b. 13 (8) 1642, d. 24 (11) 1660, Hannah d. 15 (4) 1657, Mary d. 12 (11) 1660.

From the will of his son John, prob. Jan. 30, 1667, we get these items: *sister Upham,* bro. Cooke, mother Williams' 5 ch., bro. *Twelves,* bro. Nathaniel Renolds, bro. Nathaniel Brackett, sister Sarah Brackett. [Reg. XV, 250.]

BRACKETT, etc., cont.

Richard, Braintree, memb. Boston chh. 1631-2; dism. to Br. chh. 5 (10) 1641; frm. May 25, 1636. Deacon, deputy, magistrate, captain. He deposed 2 July, 1668, ae. 56 years. [Suff. Prob.] Wife Alice d. 3 Nov. 1690, ae. 70. Ch. Hannah bapt. 4 (11) 1634, Peter and John bapt. 7 (3) 1637, Rachel bapt. 3 (9) 1639, Mary b. 1 (12) 1641, Josiah b. 8 (3) 1652.

He d. March 3, 1690, ae. 80; [gr. st.] Will prob. Dec. 19, 1690, beq. to wife Alice, sons John, Peter and *James, sons-in-law* Simon Crosby and Joseph Tompson, and their children; Elizabeth and Sarah, ch. of dec. son Josiah; son-in-law Joseph Crosby; daus. Hannah Blancher and Rachel Crosby; *gr. ch.* Abigall Tompson, and Hannah, dau. of John B.; son James exec. Houses and lands at Braintree and Billerica.

Thomas, Sen., Salem. Ch. Thomas bapt. 12 (10) 1645, Mary bapt. 4 (12) 1648, Joseph bapt. 15 (4) 1651. He admin. on est. of his son Thomas, 1 (5) 1668, for the benefit of himself and his now wife Alice.

BRADBURY,

Thomas, Salisbury, propr. 1639, *frm.* May 13, 1640. Clerk of writs, 1641, deputy, 1651; captain, judge, schoolmaster, recorder of Norfolk county. He m. Mary, dau. of John Perkins; ch. Wymond b. 1 (2) 1637, Judith b. 2 (8) 1638, (m. Caleb Moody,) Thomas b. 28 (11) 1640, Mary b. 17 (1) 1642, (m. John Stanyan,) Jane b. 11 (3) 1645, (m. Henry True,) Jacob b. 17 (4) 1647, William b. 15 (7) 1649, d. 4 Dec. 1678, Elizabeth b. 7 (9) 1651, (m. John Buss,) *John* b. 20 (2) 1654, d. 24 Nov. 1678, Ann b. 16 (2) 1656, d. in 1659, Jabez b. 27 (4) 1658, d. 28 April, 1677.

He d. March 16, 1694-5. His will dated 14 Feb. 1693-4, prob. March 26, 1695; aged and weak; beq. to gr. ch. Thomas and Jacob B., who shall pay a sum to their aunt True and *give receipt to their bro.* William about the admin. of their father's est. and pay their gr. mother an annuity; to daus. Mary Stanion and Jane True; to gr. ch. Elizabeth Buss; five pounds to the selectmen for the poor; wife Mary and dau. Judith *Moody execs.*

His wife was tried in 1692 for witchcraft; was convicted but not executed. She d. *Dec. 20, 1700.*

BRADE, BRAID, BROAD, see Breed,

BRADFORD,

Alexander, Dorchester, propr. 1641. Wife Sarah.

Will dated 16 (6) 1644, prob. 2 (8) 1645. Wife Sarah; bro. John B.'s children to *inherit the mansion* house, lands, etc. after her; bro. Walter Merry to help her in managing her affairs; *to Robert Stowton.* [Reg. III, 82.]

Robert, tailor, Boston, inhabitant, 1639; adm. chh. 4 (5) 1640. Wife Martha; ch. Moses b. 2 (1) 1644, Martha b. 9 (9) 1645, d. 13 Aug. 1661. Robert, who deposed in 1664, ae. 32, might *have been a son.*

Will dated 16 Nov. 1677, prob. 28 Dec. 1680; wife Margaret, (refers to marriage contract.) ch. Moses, Martha, (wife of Peter Maverick).

William, the distinguished governor of Plym. Colony and author of the remarkable history of *its foundation,* was the *son of* William and Alice (Hanson,) Bradford, of Austerfield, Eng., bapt. March 19, 1589-90. Resided at home till the Scrooby church, of which he was a member, removed to Holland, about 1607. He came to N. E. in the Mayflower, signed the Compact, and made his home at Plymouth.

No man did more than he in work as well as care, in the secular and religious life of the *Colony. He wrote* with his own hand a detailed history of the movement, from the time when the church was organized at Scrooby until the year 1650. Into this he introduced numerous letters and lists of names which bring the life of the Colony before the reader in a very vivid way. The book was kept in the hands of his descendants until the year 1728, when his grandson, Maj. John Bradford, lent it to Rev. Thomas Prince, of Boston, to be used in his preparation of a New England Chronology. At some later time it was carried from Boston to England, and placed in the library of the Fulham Palace. Thence it was brought, by the offices of of Hon. George F. Hoar and Hon. Thomas F. Bayard, lately *Ambassador of the United States,* and deposited in the office of the Secretary of the Commonwealth of Massachusetts, with appropriate ceremonies May 26, 1897. The State government has issued a very beautiful edition of the work, which is sold at the office of the Secretary at $1.00 a copy.

In Leyden, Holland, specified as a fustian-

Shareholder JOHN CRAPO PRO SE
to IDACORP INC CORP SECY
May 14 2004

Section EIGHT (08)
-14 ~~-13~~ -1 = - ~~fourteen (14)~~
pages - fifteen (15)

14 pages - Version of my letter
to the CAMBRIDGE CHRONICLE
dated 24 April 2004

1 page addendum dated
May 10th (tenth) 2004

PAID
MR CRAPO Pro se
JJCIII

10 Mon 13 - thurs
11 tues 14 - Friday
12 Wed

MR JOHN JENNINGS CRAPO, PRO SE
HOMELESS PERSON
PO BOX 400151
CAMBRIDGE MA
02140-0002

CAMBRIDGE CHRONICLE ATTN PLEASE
EDITOR MS MICHELE BABINEAU OR
SUCCESSOR AS NEWSPAPER ACTNG EDITOR
240A ELM ST STE 20
SOMERVILLE MA 02144

PAID
JOHN J. CRAPO
~~PRO~~ PRO SE
JJC)jjc

1-14-1
1-15

PAID

John J. CRAPO
PRO SE
JJC/jjc

april 24 2004
John J. CRAPO. pro se
courtesy copy
P. one(01) OF eight
27 april 2004
VIA CERTIFIED MAIL mail PIECE
7003 2260 0001 9074
8058 RETURN RCPT REQUESTED

CAMBRIDGE CHRONICLE
attn please editor Ms Michele Babineau
or successor as newspaper acting editor
240A Elm Stret, STE 20
Somerville MA 02144

Dear gentlemen and ladies

I'M HOMELESS - IN a homeless men's shelter - which is licensed as a lodging house by the City of Boston's Police DEPARTMENT

it's Late. there WAS a Noise

I thought of my presence at the Cambridge Common april 19th 2004 for The City of Cambridge's Patriots' Day OBSERVANCES

PAID John J. CRAPO, PRO SE JJC/jjc

I'm Public Relations DIRECTOR FORMERLY OF THE CAMBRIDGE VETERANS ORGANIZATION, CAMBRIDGE MA, an unpaid post then.

I couldn't Find a program for the Patriots Day OBSERVANCES CAMBRIDGE MA april 19 2004

I BOUGHT a meal at a Harvard Square CAMBRIDGE MA which permitted me the use of it's toilet facilities - before my going to said Common

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p. two(02) OF eight April 24 2004
27 April 2004 John J Crapo pro se

after the observances I bought a book at a Harvard Square Location Cambridge which permitted me to use it's toilet facilities

The book I bought concerned quality of life among military of the Province of Massachusetts Bay in New England ("Massachusetts") during the Seven(07) Years War. I'm a Life Member of the Society of the Descendants of the Colonial Clergy my Book has a long list of clergy's names

John J. CRAPO pro se

At the Cambridge Common Apr 19 2004 many on the platform looked familiar to me
ONE WAS identified as Cambridge's Honorable Mayor

~~An~~ Someone read a paper from His Excellency the Governor of Massachusetts. ~~The Honorable Secretary of the Commonwealth of Massachusetts~~ attested to by the Honorable Secretary of the Commonwealth of Massachusetts

more

April 24 2004

P. three(03) of eight John J. CRAPO. Pro Se

27 April 2004

~~A~~ WOMAN

Someone talked about how Patriots Day WAS observed at CAMBRIDGE MASSACHUSETTS a long time ago.

Someone who arrived on horse back spoke of ~~how~~ what ~~his~~ he was doing on April 19 2004. I'D walked over DAWES PARK today

I couldn't Find any INFORMATION regarding NEGROES IN The WAR FOR AMERICAN INDEPENCE ("Revolutionary War"). MANY BLACKS WERE IN The Back Row OF the Platform.

My recollections as a very slow reader I GIVE YOU a brief Summary of are the King's Soldiers were the greatest emancipators of Negroes in AMERICA until the time of the approval of the socalled Reconstruction ERA AMENDMENTS to the USA Constitution

More

April 24 2004
John J CRAPO
Mo-J

P. Four (04) of eight

27 April 2004

~~[stamp: PAID]~~ John J. CRAPO Pro Se

It's reported reliably in my slow reading Tens of thousands of Freed Slaves were evacuated from America by His Majesty's Government to CANADA, THE WEST INDIES AND elsewhere in the WORLD at THE Conclusion of THE ~~AMERICAN~~ Revolutionary WAR.

The Memory of Mr George WASHINGton was acknowledge april 19th 2004 I Noticed No Mention by platform Speakers and others at said Common of the US Constitutional Convention which Mr WASHINGton headed That the document it sent to the State for ratification provided a ~~NEGRO was only~~ slave was only 3/5ths that of ~~[illegible]~~ all other persons Further I DIDN'T Notice it was said by anyone at said Common THAT said ~~Constitution~~ document Failed to permit prohibition of slaves into the USA prior to 1808

Further I couldn't Find anyone mention that MR WASHINGTON, as a Field Grade officer of the Militia of the Province of Virginia witnessed the

more

april 24 2004
J. J. Crapo memo

P. Five (05)
05 = eight

27 april 2004

the death of his commanding officer
a British regular army officer
AND that Mr Washington was a
Sales associate for an Ohio Land Company
selling LAND WARRANTS IN FRENCH
Held country - IN What The US Congress
under the Articles of Confederation was
to ~~vote~~ prohibit slavery - an region to
be known as the Northwest territory

I couldn't Find toilets on said
Common. Silently I Wonderred IF
persons who Failed to attend the
April 19th 2004 observances Were
discouraged by No toilets. too, per-
haps I thought the observances
Would be longer had public toilets
been readily available

Soldiers and Sailor From
Hanover and the United Kingdom here
IN AMERICA for the Seven (07) Years
War Were costly to British tax-
payers, and the unwillingness of
AMERICAN tax payers to contribute
to these costs was discouraging to

more

John J. CRAPO

aug 24 2004
J. J. Crapo

P. Six (06)
OF ELMN
27 aug 2004

PAID

John J. CRAPO, [illegible]

The "Mother of Parliaments," which is what the Houses of Lords and Commons are known

I'm homeless. the light is on low the person next bed reached out and touched me. I didn't want to be considered disruptive to tell him what I'm waiting. I could hear numerous sounds of someones sleeping. IF the person speaks to me in public area I might if it's convenient to tell him of a probate court a long time ago who executed a very POWERFULL person who exercised undue INFLUENCE on a helpless person committed to his care, and whom IN FACT watched what that ward wrote.

The CAMBRIDGE Common is historically important to me. additionally accross street from it is the parish church whose rector subsequently was rector of the parish where I was baptized. after my parents were divorced mom

april 24 2004
J.J. CRAPO
more

p. Seven(07) of eight
of April 27 2004

My father attended my Baptism. [stamp: PAID J. CRAPO JOHN Se]

Had been awarded visitation rights to me by the Honourable Court. He was a ~~former bartender~~ commercial fisherman and former bartender. The rector was on military leave; his successor, the acting rector who'd been a priest at Nanking the year I was born witnessed massacre of people there baptized me. The year of my baptism the President USA who was a parishioner was in conference with Chinese and British leaders to ~~roll back to 1895 the boundaries~~ return to 1895 the boundaries of china. Later I was confirmed IN that denomination while still a minor by a Bishop. Historically the Episcopal Church grew slowly IN AMERICA until the conclusion of the Revolutionary War because the bishops & archbishops having jurisdiction of confirmations and ordinations were IN the United Kingdom. One could be confirmed and ordained but it required a costly journey

more

another (Mass. Col. Records, vol. 2, p. 203), which contained the following:

> It is therefore ordered, that every township in this jurisdiction, after the Lord hath increased them to the number of fifty householders, shall then forthwith appoint one within their towne, to teach all such children as shall resort to him to write and reade, whose wages shall be paid either by the parents or masters of such children, or the inhabitants in generall, by way of supply, as the major part of those that order the prudentials of the towne shall appoint; provided, those that send their children be not oppressed by paying much more than they can have them taught in other townes.

Here was the germ of the free school principle; and towns in the colony and the county, after its formation, were reasonably zealous in carrying out the provisions of these acts. It may be added here that all school affairs came before the towns until 1789, when the district system was adopted, the towns still retaining the controlling power. The district system was continued until 1864. Meanwhile the districts gradually gained prestige until in 1817 they could, as corporations, own their school houses and other property, contract with teachers through prudential committees, etc. When the district system was dropped, general school committees were chosen in the towns.

CHAPTER III.

INDIAN TROUBLES.

The primary causes of the bloody conflict known as King Philip's war must be sought far back of the outbreak of hostilites in 1675, and need not be discussed at length here; the details are a part of the general history of New England and they had their birth in conditions and circumstances that were unavoidable. While the conflict might, perhaps, have been postponed by a different course of action on the part of the authorities and settlers of the Plymouth Colony, it was undoubtedly inevitable sooner or later.

In the early years military affairs received due attention and the citizen soldiery were usually in readiness to respond to a call to arms; but for a long period substantial peace was maintained. The possibility of trouble with the Indians was always present, and the Pequot war,

which was chiefly confined to Connecticut and was concluded before settlement began in Taunton, was an object lesson of importance to the settlers. It soon became evident after the assumption of the sachemship of the Wampanoags by Philip, in 1662, that he was not likely to maintain the friendly relations with the English so firmly established by his father. He was jealous of the progress of the settlers in occupation of the lands they had purchased, and early began plotting with the Narragansetts and other Indians for their extermination. When he was sent for, in 1662, to appear at Plymouth and give an account of his actions, he professed nothing but friendliness for the colonists and a desire to continue the amicable relations established by his father and brother, and signed a treaty of submission. Five years later, in 1667, he was again called upon by the authorities to explain reports that he had adopted measures to join the French or the Dutch against the English. Once more he made ample professions of friendship and was permitted to depart and peace reigned about three years. Early in 1671 he began hostile demonstrations on account of alleged injury done to his planting lands by the settlers. The Plymouth government thereupon sent a request to Boston for aid in an endeavor to pacify the chief The request was granted and word was sent from Boston to Philip to meet certain men from there, with others from Plymouth, at Taunton, and consult upon the differences. This commission consisted of William Davis, William Hudson and Thomas Brattle, on the part of Massachusetts, and Governor Prence, Josiah Winslow and Constant Southworth, with some others, from Plymouth. The meeting took place on April 10, when word was received from Philip that he was at Three-Mile River, about four miles south of the village, and wished the governor of Plymouth to meet him there. This request was refused, and James Brown and Roger Williams were sent back with word to Philip that he must come on to Taunton Green, the place appointed for the meeting. These messengers found Philip with a considerable retinue of Indians, in war paint, as if expecting a battle. Philip consented to repair to the village if hostages were left with his party, and Brown and Williams remained. The chief with a part of his men then moved forward as far as the grist mill (see history of Taunton herein), having posted sentinels in his rear, and sent for the governor to meet him there. The Plymouth men were now exasperated and would have attacked the Indians but for the interposition of the Massachusetts men, and Philip was finally prevailed upon to proceed to the village,

which was chiefly confined to Connecticut and was concluded before settlement began in Taunton, was an object lesson of importance to the settlers. It soon became evident after the assumption of the sachemship of the Wampanoags by Philip, in 1662, that he was not likely to maintain the friendly relations with the English so firmly established by his father. He was jealous of the progress of the settlers in occupation of the lands they had purchased, and early began plotting with the Narragansetts and other Indians for their extermination. When he was sent for, in 1662, to appear at Plymouth and give an account of his actions, he professed nothing but friendliness for the colonists and a desire to continue the amicable relations established by his father and brother, and signed a treaty of submission. Five years later, in 1667, he was again called upon by the authorities to explain reports that he had adopted measures to join the French or the Dutch against the English. Once more he made ample professions of friendship and was permitted to depart, and peace reigned about three years. Early in [illegible] he began hostile demonstrations on account of alleged injury done to the planting lands by the settlers. The Plymouth government there- [illegible] sent a request to Boston for aid in an endeavor to pacify the chief. The request was granted and word was sent from Boston to Philip to meet certain men from there, with others from Plymouth, at Taunton, and consult upon the differences. This commission consisted of William Davis, William Hudson and Thomas Brattle on the part of Massachusetts, and Governor Prence, Josiah Winslow and Constant Southworth with some others from Plymouth. The meeting took place on April 10, when word was received from Philip that he was at Three Mile River, about four miles south of the village, and wished the governor of Plymouth to meet him there. This request was refused, and James Brown and Roger Williams were sent back with word to Philip that he must come on to Taunton Green, the place appointed for the meeting. These messengers found Philip with a considerable retinue of Indians in war paint, as if expecting a battle. Philip consented to come to the village if hostages were left with his party, and Brown and Williams remained. The chief with a part of his men then moved towards as far as the grist mill (see history of Taunton herein), having posted sentinels in his rear, and sent for the governor to meet him there. The Plymouth men were now exasperated and would have attacked the Indians, but for the interposition of the Massachusetts men, and Philip was finally prevailed upon to proceed to the village,

upon a stipulation made by him that the conference should be held in the meeting-house, the English on one side and he and his men on the other. It was a memorable gathering and upon its conclusions hung momentous events. There is no doubt that at that time the wily chief was maturing plans to unite all the Indian nations of New York and New England against the colonists, which, had they been successfully consummated, might have changed the whole course of events.

Philip at first denied all hostility to the English, insisting that his warlike preparations were made for attack upon the Narragansetts; but when he was confronted with proofs that he was on the best of terms with that nation, he reluctantly admitted the truth. He was then required by the commissioners to make reparation for past injuries and to give security for his peaceful attitude in the future. The latter only he agreed to do, and he and his council signed a humiliating treaty of submission, acknowledging his folly and wickedness and agreeing to give up his "English arms" to the "government of New Plymouth." The treaty was signed by him and five others.

It is not strange that this agreement was broken by the Indians. While they might, but probably would not, have kept faith as to their peaceful actions in the future, it might have been foreseen that they would never give up their arms without a struggle. Guns and powder and lead were almost a necessity for the natives in the chase, and in the following June it was learned that Philip was influencing his subjects to secrete their arms; such as had been surrendered were distributed among the towns. The Council of War met on the 23d of August, 1671, a part of the proceedings of which was the sending of letters to Philip requiring him to come forward and submit to the provisions of the treaty before noticed, and to the authorities in Massachusetts and Rhode Island invoking their co-operation against the Indians. Philip did not reply to this summons, but went to the Massachusetts authorities and entered complaint against the Plymouth government. This resulted in the meeting of commissioners from Massachusetts and Connecticut, and others, with the Plymouth authorities, for "a fair and deliberate hearing of the controversy between our colony and the said sachem, Philip, he being present, at which meeting it was proved by sufficient testimony to the conviction of the said Philip and satisfaction of all that audience, . . . that he had broken his covenant made with our colony at Taunton in April last in divers particulars, as also carried very unkindly unto us divers ways." A series of articles of agreement

were then drawn and read to Philip, in which he acknowledged his allegiance to the English king; agreed to pay £100 in three years; would refer any difference between himself and the English to the governor of Plymouth for settlement; would not make war without the governor's consent, and would not sell any of his lands without approval of the Plymouth government. The sachem and seven of his council signed these articles, but evidently with a mental reservation; they continued their plots and schemes. The peace thus secured was only temporary. The war-cloud hung constantly in the sky, and minor incidents of hostilities kept the settlers in continual apprehension of the terrible outbreak that finally came.

While it is both impracticable and unnecessary to here present a detailed history of this war, a brief review of the important events in which the settlers of Bristol county took part is admissible. The contest began with the plundering of houses in what is now Swansea (then in old Rehoboth), on Sunday, June 20, 1675, while the families were absent at meeting, and the first bloodshed followed in the same locality on the 24th. That day had been set apart for fasting and prayer on account of anticipated suffering, and as the people were returning from meeting they were fired upon by the Indians and one man killed, while others were wounded. Two men were then sent away for a surgeon and both were killed. In another part of the town six others were killed. Such was the beginning in Bristol county territory of a terrible harvest of death and destruction.

On Sunday previous to the outbreak a message of alarm was sent to Plymouth and the governor ordered the captains in the town to march their companies to Taunton and assemble on June 21, where Major Bradford would receive them. The first relief received by the Swansea settlers was a company of seventeen mounted men from Bridgewater, who arrived at a fortified house at what is Gardiner's Neck on the 22d. In this house were collected sixteen men and fifty-four women and children, who were defended until reinforcements came, when the non-combatants were sent into Rhode Island. Besides the mounted men there were at Swansea a company of infantry under Capt. Daniel Henchman; a company of volunteers under Capt. Samuel Moseley, and a company under Capt. James Cudworth, of Scituate. On the 26th several companies of troops left Boston and arrived just before night at the scene of the war. On the 27th a party of Indians burned the houses of John Tisdall, sr., and James Walker in Taunton, and killed


PAID
John J. Crapo
PRO SE

Tisdall, and John Knolles and Samuel Atkins of Eastham.[1] Tisdall's house was near Assonet, Walker's on the west side of the great river and probably down Three-Mile River. Taunton being on the direct road from Boston to Swansea and Mount Hope, was made a place of rendezvous for various bodies of soldiers and several houses were transformed into garrisoned refuges. A body of troops under Major Savage marched from Swansea and Rehoboth in pursuit of Philip, and not overtaking him, proceeded to Taunton, arriving July 17, where they found "eight garrisoned houses."[2]

Returning to the consideration of affairs in Swansea, the combined forces there were placed under command of Capt. James Cudworth. The house of Rev. John Myles (or Miles), standing near a bridge over Palmer's River, about three miles north of Warren, was strengthened against attack and there the troops assembled.[3] The Indians were growing bold and bloodthirsty, lurking so near this house that they were enabled to shoot two of the sentinels; no one was safe away from his dwelling. Early in the strife, when a detachment of Prentice's cavalry, accompanied by Captain Church, was on a march forward, they had no sooner crossed the Miles bridge than they were fired upon from ambuscade and William Hammond, a pilot, was killed, and Quartermasters Gill and Belcher wounded. The troopers were panic-stricken and fled in disorder. On the 29th of June a body of Indians came into view, whooping at the white men and challenging a fight. Captain Moseley and his company accepted the challenge, rushed furiously upon them, driving them about a mile and killing half a dozen. Ensign Savage was wounded in this sortie.

Philip was now closely pressed and prudently abandoned his seat of operations, hastened down into the Pocasset country, where he joined

[1] At the March court of 1670-7 three Indians named Timothy Jacked (alias Canjuncke), Nassamaquat and Pompacanshe, were indicted for killing these three men and were tried by a jury. The verdict was peculiar; as to the first two named it was, "We find they are very suspicious of the murder charged on them. And in the reference unto Pompacanshe, we find nothing against him." They were all "sent out of the country speedily" by the court.

[2] Baylies's Memoirs of Plymouth Colony.

[3] There were three principal garrison houses maintained in old Rehoboth during the war; one was in what is now Attleborough, called Woodcock's garrison; another on the south end of Seekonk plain (now Seekonk Common), and the third the one above noticed at the bridge. The Woodcock garrison was named from John Woodcock, who built the house and kept a tavern in it. Several other houses were occupied temporarily as garrisons. Capt. Benjamin Church, in his writings, mentions a Major Brown's garrison, and Mr. Baylies in his Memoirs notices a garrison at the house of one Bourn, at Mattapoisett, twelve miles from Swansea; the latter was undoubtedly at what is now Gardiner's Neck.

with those and the Seaconnet Indians and began a campaign of blood and fire, laying waste Dartmouth, Freetown, Westport, New Bedford, Compton and Tiverton.[1] Early in July Captain Church induced the commander in Swansea to send Captain Fuller and thirty-six men to Pocasset and make and effort to treat with the Indians. This was after the brave man had endeavored to incite the troops to a hot pursuit of Philip. When Fuller and his men arrived at their destination they divided into two parties, were pursued by the Indians and barely escaped death or capture.

In the old town of Dartmouth there were three garrisons; one was on the north bank of the Aponagansett River, known as Russell's garrison.[2] Another was the Cooke garrison, at Oxford village, in Fairhaven, the walls of which were in good preservation until recent times. A quarter of a mile distant was the house of John Cooke, from whom the garrison took its name; he was a prominent settler and land owner of Dartmouth, who died in 1695. The third garrison was on Palmer's Island, between New Bedford and Fairhaven, which became a convenient and comparatively safe place of refuge. Regarding the destruction of Dartmouth by the Indians, Drake wrote as follows:

> They burnt nearly thirty houses in Dartmouth (a place in New Plymouth Colony), killing many people after a most barbarous manner, as skinning them all over alive, some only their heads, cutting off their hands and feet; but any woman they took alive they defiled, afterward putting her to death by some of these or the like ways.

The scattered condition of the inhabitants of Dartmouth rendered them easy prey to the savages, and few escaped to the garrisons. Dartmouth was not required to furnish soldiers during this war on account of her maintenance of the garrisons, and for several years after peace came the town was not taxed because of the great suffering of the inhabitants.

On the 18th of July an expedition was sent against Philip, who was located in a swamp in what is now Tiverton. The English, discovering a few Indians at the edge of the swamp, rushed recklessly forward; the Indians retreated, thus drawing on the soldiers until they reached

[1] Captain Church says: "The enemy were not really beaten out of Mount Hope Neck, though it was true they fled from thence, yet it was before any pursued them. It was only to strengthen themselves and to secure a more advantageous post."

[2] Russell's garrison was situated "about a mile from the mouth of the river on land now (1892) owned by Capt. Charles Gifford. The cellars are still as clearly defined as when visited by Drake in 1827. . . . Years ago there were walls of rude masonry about four feet high, with an exit on the northeast corner, leading to a brook near by."—Ellis's History of New Bedford, p. 25.

an ambuscade, when fifteen were shot down, and they were compelled to retreat for the day. Fortifications were then built around the outskirts of the swamp, with the hope of starving the Indians into submission. One night near the last of the month Philip and his subjects suddenly fled, reached the opposite shore in canoes and made their way into the Nipensic country (now in Worcester county), where he joined with other tribes and swept through the Connecticut valley, burning villages, devastating homes and slaying settlers. In the mean time the colonial soldiery had reached the Narragansett country and extorted a treaty of friendship from Canonchet, the powerful chief of that tribe. The news of this event reached Philip and spurred him on to greater activity in his war of extermination.

While these operations were in progress to the westward, the Massachusetts and Plymouth authorities were unremitting in their efforts to adequately prepare for further warfare with the Indians. On the 9th of September, 1675, commissioners of each colony met at Boston, and the representatives of Plymouth Colony made a statement, "Shewing the manner of the beginning of the present war with the Indians of Mount Hope and Pocasset." A general declaration of war was then signed by the commissioners under which combined action could be secured. An order of the General Court was issued on the 4th of October, 1675, appointing James Cudworth to the "office of a Generall, or Commander in Cheife, to take the charge of our forces that are or may be sent forth in the behalfe of the Colonie against the Enemie as occation may require." The proportion of men to be furnished by each town was also fixed and further appointments of officers made. Early in December the following order was issued:

Gentle, You are hereby to requre your men pressed, to be in reddiness to march soe as they attaine to meet at Providence on the 10th of Dec. next, and in order thereunto, that they rendevous on the seaventh of the said month att Plymouth, on eighth att Taunton, att Rheoboth on the 9th, and Providence on the tenth, as aforesaid, And that you see that they not only be able and fitt men, but alsoe well fitted with clothing nessary for the season, and provided with knapsack and ammunition, according to order, viz.: Halfe a pound of powder and 4 pounds of bullets to each man. Fayle not.

The last important attack made by Philip in the interior was that upon Hatfield, Mass., on October 29, when he with his one thousand warriors was repulsed with heavy loss. He was now alarmed and moved hurriedly into Rhode Island, where he joined the Narragansetts, who united with him, regardless of their recently made treaty. Philip

now had a force of about three thousand warriors. Proceeding to the site of South Kingston, R. I., where there was a fort in a large swamp, and where winter provisions had been gathered, he awaited the expected oncoming of the English. About fifteen hundred colonial troops marched forward amid the snows of winter, on the 12th of December, and soon arrived at Wickford, R. I. From that time to the 18th reconnoitering was kept up and a number of Indians were captured. As soon as a body of Connecticut forces arrived, the forward movement was begun and on the 19th the siege of the Indian fort commenced. It was a feeble palisade and in a few hours five hundred wigwams and the store of provisions were in flames; hundreds of men, women and children perished in the fire. Quarter was neither asked nor given and a thousand warriors were slain and several hundred made prisoners. The English lost eighty-six killed and one hundred and fifty wounded. Canonchet was killed, but Philip escaped and again fled to the Nipmucks, whence he started on another campaign of slaughter and destruction in the spring. Weymouth, Groton, Medfield, Lancaster and Marlborough, and Warwick and Providence in Rhode Island, were attacked and within a few weeks the war extended over a space of three hundred miles. But notwithstanding this temporary success and the terrible consequences thereby entailed, there could be but one end to this struggle of savagery against civilization.

From March until the last of August, 1676, important events in the war took place within or near the limits of Bristol county. On Sunday, March 26, was fought within the original bounds of the county and near Pawtucket a bloody battle between the English under Capt. Michael Peirce, of Scituate, and the Indians led by Canonchet. The brave captain was killed with nearly all of his command, and the Indian losses were even greater. The Indians were now largely divided into smaller parties, roving about among the settlements, lurking in concealment and killing settlers whenever an opportunity offered. For example, Woodcock's garrison, in Rehoboth, before mentioned, was attacked in April; one of Woodcock's sons was killed in a field, another workman was wounded and the son's house was burned. Woodcock swore lasting vengeance against the savages and many fell at his hands after that. There were only fourteen persons living at Woodcock's settlement at that time, most of whom were members of his own family and those of his sons and daughters.[1]



[1] A meeting of the Council was held in Boston on June 17, 1676, at which an order was passed

Two days after Peirce's fight and on March 28, a party of Indians crossed the river and burned about forty houses, thirty barns and two mills. These houses stood around what is now Seekonk Common. Only the garrison house and one other were left standing. Robert Beers, an Irishman and a bricklayer, was killed on that occasion. Tradition credits Philip with being present at the burning of the village.

The Narragansett chief, Canonchet, was captured on the 9th of April. Jealousy arose among the Indians, some of the tribes, among them the Narragansetts, charging their misfortune to Philip's ambition and then deserting his cause. The end of the struggle was approaching. On May 24 Capt. Thomas Brattle, of Boston, with about fifty mounted men and a small force of infantry marched to Pawtucket Falls, where they discovered a body of Indians on the opposite side of the river. The cavalry found a fording place further up the stream, crossed over and fell upon the unwarned savages, killing several and capturing others. Some time in the same month, four men of Taunton, viz., Sergt. James Phillips, James Bell, Henry Andrews and Edward Babbitt, were killed, leaving thirty-two fatherless children.

On June 19 Swansea was again attacked by the Indians and nearly all of the remaining houses were burned. On the 26th of that month Hezekiah Willett, son of Capt. Thomas Willett, was captured and after cutting off his ears and nose the savages set him free. He probably soon died from his injuries. On the 6th of August an Indian arrived at Taunton and offered to conduct soldiers to a party of the enemy who could be easily captured. Twenty men volunteered and proceeded to what is known as Lockety Neck (now in Norton) and captured the whole party of twenty-six Indians. On the 1st of August Philip's wife and his son, aged about nine years, were taken prisoners by the English, with several other women and children, an event that crushed the heart and life of the sachem. On Saturday, August 12, early in the morning, Philip was shot by a faithless Indian near Mount Hope, and Captain Church cut off his head and it was carried on a pole to Plymouth.[1] Philip's great warrior chief, Annawan, now became sachem,

that a body of soldiers should "repair to Dedham on 2d day next early, and range the woods to and again for the discovery, distressing and destroying the enemy." This action was taken on account of information received "that the Indians are skulking to and again about Wrentham, Woodcock's, or Mount Hope." These orders were carried out.

[1] "The death of Philip occurred in this wise: An Indian deserter came to Capt. Church, in Rhode Island, and told him that Philip was at Mount Hope, at the same time offering to guide him to the place and help to kill him, for the sachem had killed his (the informant's) brother, and it was his duty to kill the murderer. This was the 'faithless Indian' who shot Philip. The



but his career in that capacity was brief. On the 28th of August he was captured by Captain Church[1] at a place known as Annawan's Rock, in the easterly part of the town of Rehoboth. This event ended the war.

King Philip's war was most disastrous to all New England, and the energies and progress of the colonists were crippled for a number of years. In Massachusetts and Plymouth Colonies thirteen towns were destroyed, six hundred houses burned, and about six hundred persons killed; the property destroyed had an estimated value of $750,000.

There is a sequel to the story of this war that is not a subject for gratifying contemplation. Notwithstanding Captain Church's pledges to Annawan that he would intercede with the English authorities in his behalf, which pledges he kept, the old warrior was beheaded, with others of his tribe. This is not all. Nearer the close of hostilities there were at Russell's garrison about one hundred and fifty Indians who had surrendered to Captain Eels and Ralph Earl, upon solemn promises that they would be protected; these Indians were encamped in the woods near the garrison when Captain Church and his men arrived on the scene. In the face of the promises made, and the emphatic protest of Captain Church, these Indians were carried off to Plymouth and after a sort of trial were condemned and sold into slavery. This unwarranted and unjust act has received condemnation from some of the greatest minds of the country and needs no further consideration here.

An order was issued in June, 1676, that an account of the particular disbursements caused by the war should be sent in to the July court, so that there might be a "right proportioning of the whole charge upon the several towns." The amount of disbursements sent in was [illegible]692 16*s.* 2*d.* In 1677 the conquered lands of Showamet and Assonet were ordered to be sold and the proceeds divided among the towns. In 1680 the Mount Hope lands were sold to John Walley, Col. Nathaniel

[illegible] barbarous law of England that a traitor should be quartered was carried out in the case of Philip. Church's Indian executioner performed that service with his hatchet."—Lossing's Cyclopædia of U. S. History.

[1] Col. Benjamin Church was born in Duxbury, Mass., in 1639, and died January 17, 1717, in the seventy-eighth year of his age, at Little Compton, R. I. He married Miss Alice Southworth, and had five sons and a daughter. His daring and intrepidity can scarce find an equal in our annals. He was particularly distinguished in Philip's war, and was afterwards sent on an expedition against the Eastern Indians. (Church's History of Philip's war.) William Church, esq., of Providence, R. I., and Church Gray, esq., of Seekonk, are lineal descendants of this hero, the former by the father's and the latter by the mother's side.

Byefield, Stephen Burton and Nathaniel Oliver, of Boston, who established a settlement there which was incorporated the same year as the town of Bristol. A period of thirteen years of peace began.

CHAPTER IV.

FROM 1685 TO 1776.

The inborn, unconquerable spirit of determination and perseverance of the pioneers of Bristol county, their hopefulness, and their ambition lifted them above the discouragement and suffering of the late war, and under the white banner of peace they soon began a sure, if slow, march of progress. Such increase of population was made throughout the colony during the decade following the close of King Philip's war, that its division became a necessity in order to secure proper local government in the various sections. Accordingly, on June 2, 1685, Plymouth Colony was divided into the counties of Plymouth, Barnstable and Bristol. The towns then composing the latter were Taunton, Rehoboth, Dartmouth, Swansea, Bristol, Tiverton, Little Compton, and Freetown, and the plantation of Cumberland Gore, and Attleborough, in the order of their formation, as described in Chapter II. A considerable part of this territory was afterward set off to Rhode Island (1746). Industrial operations within what finally became Bristol county were still confined to a few saw and grist mills, the Leonard iron works in Taunton (see history of Taunton in later chapters), and the working in small shops of shoemakers, blacksmiths and hatmakers. There were only two schools in this territory, one in Taunton and one in Rehoboth. There were several church societies, the pastors of which made teaching the young, to some extent, a part of their occupation.

In the same year of the county incorporation Nicholas Peck, Thomas Leonard and Joseph Church were appointed to hold in Bristol county courts similar in character to the old Court of Common Pleas. Bristol (now in Rhode Island) was made the shire town of the county. Taunton was very displeased, and with reason, at the way in which the county was constituted. Thomas Leonard and Nathaniel Williams, deputies to the court, were requested "to do their utmost endeavors to

OUR THANKS TO

Cynthia H. Krusell of Marshfield for obtaining for us: The microfilm; permission to print the vital records; and copies of the Edward Rowe Snow print of the 1838 map for the end papers.

Francis L. Hughes, Town Clerk of Marshfield, for granting permission to print these records and for welcoming us to his office when we needed to consult the books themselves.

The Massachusetts Society of Mayflower Descendants for allowing us to offset many pages from the Mayflower Descendant.

Elsie B. Williams and Ethel A. Gallotta of the Rhode Island Society of Mayflower Descendants for indexing this book; Lura N. Sellew of the Society for artwork on the title pages and frontispiece.

Resolved White and William Sherman, two long ago inhabitants of Green Harbour, now known as Marshfield, for their labor in the wilderness to help found the Town of Marshfield in 1640.

HOW THIS BOOK CAME TO BE

For seven years we have traced descendants of two Mayflower passengers for the Five Generations Project of the General Society of Mayflower Descendants. Having reached a point where only weekday travel to distant areas would supply further information for such genealogical research, we found ourselves with winter evenings and weekends free. Knowing how invaluable the Marshfield records in print would be for us and other Project workers, we felt that this was a cause to which we might contribute our time and also our experience in reading old handwritings. Our Marshfield ancestry through Resolved White and William Sherman, respectively, plus the fact that the records were already on microfilm, helped influence our decision.

The Rhode Island Society of Mayflower Descendants is financing this volume as a service and expects only a return of its original investment when all copies are sold.







THE VITAL RECORDS OF MARSHFIELD, MAS

Literally transcribed from the original records,

BY GEORGE ERNEST BOWMAN.

The first volume of the Marshfield town records is in a dilapidated condition, but further decay has been prevente the Emery process. This book contains records of town n ings, and of births, marriages and deaths, the latter being p independently. In 1879 the vital records were copied for town by Israel H. Hatch, and a comparison of his copy the original record has enabled the present transcriber to ply a few names and dates which have disappeared in the m time. Everything which is not now on the original record been enclosed in parentheses.

The original paging is indicated by figures enclosed brackets.

[p. 1] The names of ye Marriages in The Towne of marshf

John Burne & Ales Besbege was married ye 18th July 1645
John Branch and mary speed was maryed the .6. of deceml 1652
John Philips & Grace Hollaway was maried the .6. of Ju 1654
Josias Standish and mary Dingly were maried the .19. of I cember. 1654
John Walker and lydia Reed were maried the .20. of octol 1654
John Adams and Jane James was maried .27. december 1654
(J)oseph Rose and Elizabeth Bumpus was maried the (fi)r munday in June. 1653
(T)homas Dogged and Joane (C)h(il)ingworth was maried tl 17 of May. 1654
(Ti)mothy Williamson & Mary (H)owland was maried tl (*worn*) of June : 1653
(Ral)ph Chapman and Lydia (Wi)lls were maried the 23 n vember 1642
(Jerem)iah Burrowes and (*worn*) Hewes were maried (*worn* may 1651
(George) Vaughan and (*worn*)th Hincksman (were mar)ied th last of (*worn*)652

(*worn*)hiah The daughter of Thomas (*worn*) was borne The 29 of July 1655

mary The daughter of Timothy williamson was borne The .7. of July 1654

Thomas Tilden had a sonne borne (t)he 25 of June 1654

mary the daughter of Ralph (Ch)apman was borne ye last of (Oct)ober 1643

(Sara)h The Daughter of Ralph (Chapman) was borne ye 15 may 1645

(Isaac) sonne of Ralph Chapman (was borne ye) 4 of august 1647

(*worn*) (daughter) of Ralph (Chapman was borne) The .5. (October 1649)

(*worn*) (son of Ralph) Chapman (was borne ye) (*worn*) (16)51

The names of ye birthes

Thomas Tilden had a sonne was Borne The .4. of october 1655.

Jerimiah The sonne of Jerimiah Burrowes was Borne the .11. of march. 1651.

John The sonne of Jerimiah Burrowes was Borne ye last of november 1653

Elizabeth The daughter of Jerimiah Burrowes was Borne The .5. of march 1654

Elizabeth The daughter of George Vaughan was Borne The .8. of Aprill 1653

Joseph The sonne of George Vaughan was Borne ye .20. of August 1654

lydia The daughter of John Walker was borne The 30 of September. 1655

Timothy The sonne of Timothy Williamson was borne The 26. of ffebruary 1655

Joseph The sonne of Joseph Rose was borne The .6. of march 1655

Elizabeth The daughter of John Branch borne The 14 of october 1656

Mary The daughter of Jerimiah Burrowes was Borne The .2. of december. 1656

John The sonne of John Walker was Borne The 26. october 1657

John The sonne of Joseph Rose was Borne ye .8. of January 1657

John adams had a daughter Borne The .17. of february 1657

Alcs The daughter o(f) Anthony Snow was (bor)ne The .18. of (J)an(uary 16)57

birthes

Kenelm Baker The (sonne) of Samuell Baker was Borne The 23 of march 1657

Joanna The daughter of Timothy williamson was Borne The .21. of march 1657

lydia The daughter of Thomas Tilden was Borne The 26 of aprill 1658

Ruth The daughter of John sprague was borne the 12 off ffebruary 1658

Martha The daughter of John Adams Was Borne The .6. of march 1658

Maior winslow had a d(augh)ter Borne the 13. of march 1658

John Roggers Junyour had a sonne being caled Thomas which was Borne The 2(*worn*) of december 1659

William The sonne of John Carver was Bor(ne) The 6. of September 1659

Peter ye sonne of Joh(n) Branch was Bor(ne) ye .28. of may 1659

Mary the daughter of (John) Bourne was Born(e ye) .5. of June 1660

Hannah ye daughte(*worn*) Hincksman was (*worn*) of September (1658)

Joseph ye sonne (*worn*) Hincksman was (borne ye) 20 of ffebruary (1660)

John ye sonne (*worn*) Carver (*worn*)

[p. 3] names of ye mariages

William fford Juniour & Sarah Dingly were maried The 4 of november 1658

John Carver and Millicant fford were maried The 4. of November 1658

Thomas durram & Sarah Bumpus were maried ye last of march 1659

(J)ustice Eames & Mehetabell Chillingworth were maryed ye 2ond of may 1661

(J)ohn Thomas and Sarah Pitny were maryed the 21. of december 1648

(T)homas Tilden and Mary Holmes were maryed ye 24 of January 1664

(R)ichard Child and mary (T)reuant were maryed the 24 January .1664

(N)athaniell winslow and (Fa)ith miller were maryed ye 3rd of August 1664

(Na)thaniell Thomas and (Debo)rah Jacob were maryed (19)th of January 1663 *

(John S)awyer & mercy little (*worn*) maryed the : last of (November) 1666

(Josiah) Bent and Elizab(eth B)ourne was maried (the las)t of June : 1666

* This marriage is recorded again on page 13.

Mary ye daughter of Si(*worn*) Rowse was Buried ye 25 (*worn*) december (*worn*)
Dorothy ye daug(*worn*) little was (*worn*) ffebruary (*worn*)

[p. 6] Burialls

Thomas Bourne dyed & was Buried ye 11 of may 1664 being then aged . 83.
Elizabeth ye wife of Thomas Tilden dyed & was buried ye 12 of December 1663
John walker dyed & was buried ye 11 of December 1663
Grace the wife of John Phillips dyed & was Buried the 24 of June 1666
William Shirtly was Buried ye 24 of June 1666
Jeremiah phillips was Buried ye 24 of Ju(*worn*) 1666

mariages

Arthur Howland Jun (*worn*) and mrs Elizabeth Pr(ence) maryed the 9th of d(ecember 1667)
michaell fford and (Abigail) Snow was maryed (12) december 1667
William Sher(man) and Desire Doety (*worn*) ye 25 of de(cember 1667)
John Hu(et and Martha) Winter (*worn*) 4th of (*worn*)

[p. 7] (B)urialls

(*worn*) White Juniour was (*worn*) the : 27 : March . 1670
(*worn*)e wife of Resolved (*worn*) (*wa*)s buried ye . 3 . of Aprill 1670

Birthes

Sarah ye daughter of John Silvester was Borne ye . 4 . of febrary 1659
John the sonne of John Silvester was Borne the 13 . of September . 1671
Nathaniell the sonne of Nathaniell Winslow was Borne The . 29 . of July. 1667
James the Sonne of Nathaniel Winslow was Borne the 16th of August : 1669
Edmund ye sonne of william Hincksman was Borne the 18 . of Aprill : 1670
Elnathan the daughter (of) William Hincksman (was) Borne ye 26 of January 167 (*worn*)

[p. 8] Mariages

Joseph Taylour and experience Williamson were maried the 25 of Aprill 1684

Mr Stephen Burton and mrs Elizabeth Winslow was maryed The 4th of September 1684

Births

Sarah the Daughter of Joseph Waterman & Sarah his wife was Born the 4th of May 1674
Joseph The son of Joseph Waterman & Sarah his wife was Born Janr the 2d 1676.
Elizabeth the Daughter of Joseph Waterman & Sarah his wife was born Septr the 7th 1679
Abigall the Daughter of Joseph Waterman & Sarah his wife was born Desembr the 31 . 1681.
Anthony the son of Joseph Waterman & Sarah his wife was Born June the 4th 1684
Bethiah the Daughter of Joseph Waterman & Sarah his wife was Born August 20th 1687.
Lidia the Daughter of Joseph Waterman & Sarah his wife was Born the 20th of febuary 1689

[Vol. I, p. 9] Births

(A)bigaill the daughter (of) John Sherman was Borne ye 15. of March 16$\frac{80}{81}$
Chillingsworth the sonne of John foster was Borne : the . 11. of July 1680
Caleb the sonne of mr nathaniell (T)homas was Borne the 18 of october 1680
(G)eorge the sonne of John Rowse Juniour was Borne (t)he 25 of december 1679
(Ed)ward the sonne of Seth (Ar)nold was Borne the 20 of March : 1679 . 80
(Ab)igaill the daughter of Isaac (Ho)lmes was Borne the .21. of (oc)tober 1680
(Jam)es Emerson had a daughter (wa)s borne : ye : 25 of ffebruary 1680
(Ba)thshebe the daughter of (Wi)lliam fford was Borne : 3. of ffebruary : 1680
(*worn*)r the sonne of William (*worn*)an was Borne the : 17. of (Ap)rill : 1681
(Da)vid the Sonne of Ephraim little (wa)s Borne the : 18 of March 16$\frac{81}{82}$
(*worn*) the daughter of Josiah (*worn*) was Borne ye : 1. of (*worn*)ember . 1679
(*worn*)thy the Son of Josiah Clawson (*worn*) Borne the 5th of January 1680
(*worn*)ah the daughter of (T)homas Maycumber was Borne the 26 of november 1681

Mr John CRAPO. Pro Se
IDACORP INC shareholder
to IDACORP INC Corp Secy Mr
STAHMAN
14 May ~~2004~~
Section FIVE(~~04~~)(05)

one(01) exhibit
four(04) PP
printed on
side(01)
reverse
side Blanco

my voided May 08 2004
reply to a
purported
Stockholder
of IDACORP INC

JJC/jjc

MR JOHN J. CRAPO, PRO SE, AA, ABE
Homeless Person
PO Box 400151
CAMBRIDGE MA 02140-0002

08 May 2004

Via Certified mail
Return Receipt requested

PAID
J.J. CRAPO
pro se

Dear Ms Blickenstaff

I Write ~~m~~ in midst of seriously inconvenient, threatening and troubling circumstance. I'm BRIEF

I'm calling to the attention of the Company your letter.

Sincerely

(Mr) John Jennings Crapo pro se

Enclosures: three (03) printed one side
reverse side BLANCK

JJC/jjc

Mr John J. Crapo Pro Se, ~~A.A.ABE~~
Homeless Person
PO Box 400151
Cambridge MA 02140-0002

08 May 2004

Via Certified mail
Return receipt requested

Dear Ms Blickenstaff:

I Write in midst of seriously incon, venient, troubling, and threatening circum. stances. ~~I'M BRIEF~~

I'M calling to the attention of the company your letter. ~~Your recent letter~~

~~Sincerely~~

John Jennings Crapo. Pro Se

JJC/iic

JOHN J. CRAPO. Pro Se, AA.ABE
Homeless Person,
PO Box 400151
CAMBRIDGE MA 02140-0002

08 May 2004

Via Certified mail
Return receipt requested

Dear MS BLICKENSTAFF

I'm sending a copy of your letter
forms to the company

MR JOHN J. CRAPO, Pro Se
AA.ABE Homeless Person
PO Box 400015
Cambridge MA 02140-0002

May Eighth (08th)
2004

Via Certified mail
return receipt requested

Dear Ms Blickenstaff
I write in midst of seriously inconvenient troubling and threatening circumstances
I'm calling to the attention of the Corporation a copy

From Shareholder JOHN CRAPO
14MAY 2004

to IDACORP INC CORP SECY
MR STAHMAN

SECTION Six (06)
Twenty-four pp of exhibits

Plymouth Colony
Four (04) pp

Vital Records Rochester (MA)
Eight (08) pp

SCITUATE VITAL RECORDS
Scituate (MA)
Three (03) PP

Genealogical Register of
Plymouth Families
Three (03) PP

PIONEERS OF MASSACHUSETTS
six (06) PP

JJC/jjc

24 / 4 / 8 / 3 / 3 / 3 / 3 / 6 ... 7 26 / 7 11 / 739 / 9 / 48 / 9 ⟌24 / 24



November 21st · The Birth of Americanism

The Anniversary of
The Signing of the Mayflower Compact

In 1620 the Pilgrims, persecuted for conscience's sake, "braved the tempests of the vast and furious ocean and the terrors lurking in the American wilderness" to plant their State of Freedom. Even before landing they set up their government by a written Compact; the first charter of a government of the people, by the people and for the people known to history. In the cabin of the Mayflower humanity recovered its rights. I am now going to read to you this venerable document, the first American State paper. In due respect I ask you all to rise and remain standing while it is being read.

The Compact

IN THE NAME OF GOD, AMEN. We whose names are underwritten, the loyal subjects of our dread sovereign Lord, King James, by the grace of God, of Great Britain, France and Ireland King, Defender of the Faith, etc.

Having undertaken, for the glory of God, and advancement of the Christian faith and honor of our King and Country, a voyage to plant the first colony in the northern parts of Virginia, do by these presents, solemnly and mutually in the presence of God, and one of another, covenant and combine ourselves together into a civil body politic, for our better ordering and preservation and furtherance of the ends aforesaid; and by virtue hereof to enact, constitute and frame such just and equal laws, ordinances, acts, constitutions and offices from time to time, as shall be thought most meet and convenient for the general good of the Colony; unto which we promise all due submission and obedience. [illegible]

IN WITNESS WHEREOF we have hereunder subscribed our names at Cape Cod, the 11 of November, in the year of the reign of our sovereign Lord King James, of England, France and Ireland the eighteenth, and of Scotland the fifty-fourth. Ano. Dom. 1620.

‡John Carver,
‡†*William Bradford,
‡†*Edward Winslow,
‡†*William Brewster,
‡†*Isaac Allerton,
‡†*Myles Standish,
*John Alden,
‡*Samuel Fuller,
‡†Christopher Martin,
‡†*William Mullins,
‡‡†*William White,
*Richard Warren,
*John Howland,
‡*Stephen Hopkins,
‡†Edward Tilly,
‡†*John Tilly,
‡*Francis Cooke,
‡†*Thomas Rogers,
‡‡†Thomas Tinker,
‡†John Rigdale,
‡†*Edward Fuller,
‡‡†John Turner,
‡*Francis Eaton,
‡†*James Chilton,
‡†John Crackston,
‡*John Billington,
‡†Moses Fletcher,
‡†John Goodman,
‡†*Degory Priest,
‡†Thomas Williams,
Gilbert Winslow,
†Edmond Margeson,
*Peter Brown,
†Richard Britteridge,
*George Soule,
†Richard Clarke,
Richard Gardiner,
†John Allerton,
‡†Thomas English,
*Edward Doty,
Edward Leister.

Thus these men became the First Americans. They believed that God created all men equal; therefore, without other precedent; they made all men equal before the Law. Here was the birth of popular constitutional liberty, foreshadowing our Declaration of Independence and our American Constitution, which guarantees Freedom to all of us today. Tremendous suffering was endured as they grappled with the great unknown. Half their number perished in the struggle of that first terrible Winter On the sarcophagus, which contains their remains, is this inscription:

"This monument marks the first burying-ground in Plymouth of the Passengers of the Mayflower. Here, under cover of darkness, the fast dwindling Company laid their dead; levelling the earth above them lest the Indians should learn how many were the graves.

READER, History records no nobler venture for Faith and Freedom than that of this Pilgrim band. In weariness and painfulness, in watchings often, in hunger and cold, they laid the foundations of a State wherein every man, through countless ages, should have liberty to worship God in his own way. May their example inspire thee to do thy part in perpetuating and spreading, throughout the World, the lofty Ideals of our Republic."

(Note: November 21st, of our Calendar is the same as November 11th, of the Old Style Calendar.)

* Has descendants. ‡ Brought wife. ǂ From Leyden. † Died first winter.

Presented by the Society of Mayflower Descendants

24

John J. Crapo.

PLYMOUTH COLONY MARRIAGES TO 1650

by

Robert S. Wakefield

TOGETHER WITH

MARY CHILTON'S TITLE TO CELEBRITY

by

Charles T. Libby

TWO VOLUMES IN ONE

Published by
SOCIETY OF MAYFLOWER DESCENDANTS
IN THE STATE OF RHODE ISLAND

TORREY cont'd
James Torrey married to Ann Hatch, the daughter of Will. Hatch, pr. Mr. Hatherly, 2 Nov. 1643 (Scituate VR in MD 2:32)
TRACY
William Merrick mar. Rebecca Tracy about 1642 (Waterman 1:689)
George Partrich and Sarah Tracy married the (left blank) of Nov. 1638 (PCR 1:103)
TRUANT
Morris Truant & Jane (left blank) married the 16th Oct. 1639 (PCR 1:134)
TUBBS
William Tubbs and Mercy Sprague married the ninth of Nov. 1637 (PCR 1:68)
TUPPER
Benjamin Noye and Katherne Tupper married the 19th Oct. 1640 (PCR 1:153)
TURNER
John Turner and Mary Brewster married the 12th Nov. 1645 (PCR 2:94)
John Turner of Scituate, the Elder, married Mary Brewster the 10th Nov. 1645 (M.D. 1:8)
John Turner Junior married to Ann James the 25 of Apr. 1649 (Scituate VR in MD 2:33)
James Doughtey married to Lydia Turner the daughter of Humph Turner the 15 Aug. 1649 (Scituate VR in MD 2:33)
Richard Paul and Margery Turner of Cohannett were married the 8th of Nov. 1638 (PCR 1:103)
TWINING
Francis Baker & Isabell Twineing of Yarmouth, married the 17th day of June 1641 (PCR 2:19)
William Twining married Elizabeth Deane about 1650 at Eastham (TAG 42:199)
TWISDEN
Josepth Tilden married to Ellice Twisden Nov. the 20th, 1649 (PCR 8:21)
UTLEY
Samuell Utley was married to Hannah Hatch, Dec. the sixth 1648 (PCR 8:29)

VASSALL
James Addams & Francis Vassall married the 15th of July 1646 (PCR 2:108)
James Adams married to Francis, the daughter of Mr. William Varssall, July the 16th, 1646. (PCR 8:19)
James Addams married to frances the daughter of Mr. Will. Vassall, June 16, 1646 (Scituate VR in MD 2:33)
Resolved White married to Judith, the daughter of Mr. Willam Varssall, April the 8th, 1640 (PCR 8:19)
Resolved White married to Judith the daughter of Mr. William Vassall, Nov. 5th 1640 (Scituate VR in MD 2:32)
VERMAYES
Mr. Benjamin Vermayes (or Feanmayes) married unto Mris. Mercy Bradford the one and twentieth of Dec. 1648. (PCR 8:5)
VINALL
Isacke Chettenden was married to Mary Vinall in April 1646. (PCR 8:28)
Isack Chittenden was married to Martha Vinall in April 1646. (Scituate VR in MD 2:33) She was the dau. of the widow Anna Vinal. (Deane p. 364)
VINCENT
(blank) married to Mary Vincent the 8th of Nov. 1648. (PCR 8:6) Her husband was Thomas Dexter. (Otis 1:323)
WALDEN
John Smaley & Ann Walden married the 29th Nov. 1638. (PCR 1:103)
WALKER
James Walker married Elizabeth Phillips by 1646. He was "lately married" 4 (4) 1646 when he went to administer the estate of his wife's kinsman, Samuel Crum. (Pope p. 475) The will of William Phillips, dated 16 Apr. 1654, names children of son-in-law James Walker, daughter-in-law (sic) Elizabeth Walker and her little daughter Hester Walker (MD 12:244)

WHITE cont'd
- Resolved White married to Judith, the daughter of Mr. William Varssall, April the 8th, 1640 (PCR 8:19)
- Resolved White married Judith, the daughter of Mr. William Vassal, Nov. 5th 1640 (Scituate VR in MD 2:32)
- Heugh Norman & Sarah White married the 8th Oct. 1639 (PCR 1:134)
- The first marriage in this place is of Mr. Edward Winslow to Mrs. Susanna White, widow of Mr. William White, May 12, 1621 (MD 30:4)

WHITTON
- Thomas Whitton and Winyfride Harding married 22th Nov. 1639 (PCR 1:134)

WILDEN (See WHELDON)

WILDER
- Thomas Ensigne & Elizabeth Wilder married 17th Jan. 1638 (PCR 1:108)

WILLET
- Thomas Willet & Mary Browne were married July 6, 1636. (PCR 1:43)

WILLIAMS
- John Barker, Sen. of Duxbury married Ann Williams, daughter of John William, Sr. of Scituate in 1632. (Otis 1:64)
- Thomas Williams & Elizabeth Tart married the 30th Nov. 1638 (PCR 1:103)

WILLIS
- Edward Holman married Amey Glasse, widow of Richard Willis, before 1645 (Pope p. 237). It was before 17 April 1644 when they deeded land. (PCR 12:113)
- John Willis married Elizabeth Palmer before 2 Jan. 1637-8. (PCR 7:7)
- Richard Willis & Amey Glasse married the 8th Oct. 1639 (PCR 1:134)

WILLS
- Ralph Chapman and Lydia Wills were married the 23 Nov. 1642 (Marshfield VR p. 1) She is almost surely the Lydia Wells who came to New England in 1634, apparently as a servant to William Hatch. (Planters p. 116). Her period of servitude would probably have ended in 1641.

WILLS cont'd
- William Wills and Luce ---- his wife married at Plimouth at the time of the Court, either upon the 4 or 5 day of Sept. 1638. (Lothrop 9:286) The Court met 4 Sept. 1638. (PCR 1:96)

WINCHESTER
- John Winchester of Hinghame and Hannah Sillis of Scituate were married the 15th Oct. 1638. (PCR 1:100)
- John Winchester and Hannah Syllice married here at Situate by Maister Ginnings (or Jenny), Oct. 15, 1638 (Lothrop 9:286)

WING
- Daniel Wing married Hannah Swift, daughter of William Swift, 5 Nov. 1642. (Savage)
- Stephen Wing of Sandwich and Oseah Dillingham were married before 2 March 1646-7 when they were in Court. (PCR 2:112)

WINSLOW
- The first marriage in this place is of Edward Winslow to Mrs. Susanna White, widow of Mr. William White, May 12, 1621. (MD 30:4)
- John Winslow married Mary Chilton before 22 May 1627. They did not have any children at that time. "Families of the Pilgrims" gives 12 Oct. 1624 as the date of their marriage, but there is no proof for the date.
- Josias Winslow married Margaret Bourne about 1636. (DeForest p. 123)
- Kenelme Winslow & Elen Adames, widdow, were married June 1634. (PCR 1:30)
- Edward Gray married to Mary Winslow the 16 of Jan. 1650. (PCR 8:11)
- Robert Latham married Susanna Winslow about 1649 as their first child, Mercy, was born 2 June 1650. (PCR 8:10) The wills of both John Winslow and his wife Mary (Chilton) Winslow mention their granddaughter Mercy Harris. She is the above Mercy Latham, having married Isaac Harris, thereby proving that Susanna Winslow married Robert Latham before 2 June 1650.





VITAL RECORDS OF ROCHESTER, MASSACHUSETTS

TO THE YEAR 1850

VOLUME II: MARRIAGES AND DEATHS

Edited by Henry Edwards Scott



A HERITAGE CLASSIC



Vital Records of Ro[illegible]chusetts to the Year 1850

[illegible] Births

[illegible] Scott, ed.

This Plymouth [illegible] from public lands on 4 June 1686. A portion [illegible] the new town of Wareham on 10 July 1739 [illegible] to Fairhaven on 9 April 1836. Subsequent [illegible] additional parts of the town were taken in the [illegible] Mattapoisett in 1853 and 1857, respectively. [illegible] marriages, and deaths was compiled from [illegible] cemetery inscriptions, returns to the County [illegible] other private records. The data is arranged alphab[illegible] marriage intentions listed under both bride and groom [illegible] for eastern Massachusetts.

ISBN 1-55613-489-[illegible]



CRAPO, Spooner, s. William and Allice, Feb. [illegible], 1785.
Warren, s. William and Allice, July [illegible], 1787.
William, s. Francies and Patience, Feb. 7, 1759.
William, s. William and Allice, May 3, 1780.

CRAPOO (see Crapo, Creapo, Crepo), Amas, s. Peter and Elener, Sept. 9, 1735.
Bethiah, d. Nicolas and Allic, bp. June 14, 1752, C.R.1.
Consider, s. John [d. John, C.R.1.] and Sarah, Aug. 26, 1735.
Elnathan, s. John and Sarah, Oct. 10, 1737.
Frances [*sic*], s. Peroo and Penelabe, Oct. 14, 1705.
Hezekiah, s. Peroo and Penelabe, Mar. 12, 1719–20.
John, s. Peroo and Penelabe, Feb. 22, 1711–12.
Mary, d. Peroo and Penelabe, Sept. 27, 1713.
Micah, s. Nicholas and Allis, bp. Oct. 28, 1759, C.R.1.
Peter, s. Peroo and Penelabe, Nov. 20, 1709.
Peter, s. John and Sarah, Dec. 4, 1743.
Rebeckah, Mar. 22, 1717–18.
Susana, d. Peroo and Penelabe, Nov. 5, 1707.

CREAPO (see Crapo, Crapoo, Crepo), Rest, d. John (Crapoo) and Sarah, Dec. 7, 1748.

CREHORE, Hanah, d. Benjaman (Crehor) and w., June 7, 1723.
Mary, ch. Benjaman (Crehor) and w., Oct. 3, 1720.

CREPO (see Crapo, Crapoo, Creapo), Jean, ch. John (Crapoo) and Sarah, May 14, 1750. [Jane Crapoo, C.R.1.]
Mary, d. John (Crapoo) and Sarah, Mar. 17, 1755. [Crapoo, C.R.1.]
Rest, d. John (Crapoo) and Sarah, Jan. 11, 1753. [Crapoo, C.R.1.]

CROCKER, Matilda E., d. Rev. Edwin R. and Rebecca Fletcher, May 9, 1848.
Zenas H., Aug. 25, 1845, G.R.14.
———, [illegible] Catharine, Nov. [illegible], 1848. [illegible]

CROCKETT, Daniel, s. John and Susannah, Nov. 20, 1832.
Dezziah, d. John and Susannah, Jan. [illegible], 18[illegible].
Hannah, d. John and Susannah, Oct. [illegible], 1822.
James, s. John and Susannah, Dec. 25, 1825.
Simeon, s. John and Susannah, Oct. 26, 1820.
Susannah [———], w. John, Apr. 2, 1801.

CROSBY, Alfred Kendrick, ch. David and Huldah, Apr. 10, 1833, in Dartmouth.

CROSBY, Alfred Kendrick, ch. David, bp. Oct. 6, 1839, C.R.2.
Clarisa, ch. David and Huldah, Feb. 2, 1836.
David, h. Huldah, Aug. —, 1806, in Dennis, Cape Cod. [Aug. 20, G.R.17.]
David Franklin, ch. David and Huldah, Nov. 14, 1834.
Elberto C. (Crosbey), ch. Nath[anie]l A. and Eliza, Jan. 6, 1819. [Uberto Crocker Crosby, C.R.2.]
Eliza Ann, ch. Dea. Crosby and Eliza, bp. Nov. 13, 1831, C.R.2.
Elizabeth S., d. David, painter, and Lucy (Shaw), June 22, 1848.
Elizabeth Sears, ch. David and Huldah, Oct. 17, 1829, in Dartmouth.
Elizabeth Sears, ch. David, bp. Oct. 6, 1839, C.R.2.
Franklin Kendrick, ch. Prentis and Sarah, Feb. 27, 1837.
Franklin Kendrick, ch. David, bp. Oct. 6, 1839, C.R.2.
Frederic Allen, ch. Prentiss, bp. Sept. 6, 1835, C.R.2.
Frederick Allen, s. Prentis and Sarah, Apr. 12, 1832.
Huldah [? m.], ——, 1806, G.R.17.
Louisa [———], w. Dea. Nathaniel A., Apr. 27, 1821, G.R.17.
Louisa, d. Uberto and Mary, bp. July 9, 1848, C.R.2.
Lucy E. [———], w. David, June 9, 1809, G.R.17.
Lurania Lovel, ch. Waterman, Mar. 29, 1828. [Lurane Lovel Crosby, ch. Wat. and Susan, C.R.2.]
Mary Ann, ch. Prentis [Prentiss, C.R.2.] and Sarah, Sept. 18, 1834.
Mary Eliza, d. Uberto and Mary, bp. Feb. 4, 1847, C.R.2.
Mary H. [———], w. Nathan, Mar. 22, 1800, G.R.17.
Nathan, h. Mary H., Dec. 18, 1796, G.R.17.
Nathaniel, s. Uberto, carpenter, and Mary Stevans, Dec. 1, 1846.
Nathaniel Allen, s. Dea. Nathaniel, bp. July 12, 1840, C.R.2. [b. Mar. 10, G.R.17.]
Prentis, h. Sarah, June 11, 1804, in Barnstable.
Stephen L., ch. Waterman, July 2, 1829. [Stephen Lunas Crosby, C.R.2.]
Thomas Kempton, s. Prentiss, bp. Sept. 10, 1837, C.R.2.
Uberto Crocker (see Elberto C.).
Uberto Crocker (see ——— Crosby).
William Kempton, s. Dea. N., bp. Dec. 2, 1841, C.R.2.
———, d. Dea. Crosby, bp. Jan. 25, 1832, C.R.2.
———, s. Uberto, carpenter, and Mary Stephens, July 28, 1845. [Uberto Crocker Crosby, s. Uberto C. and Mary, C.R.2.]

CROSIER, John, s. James and Lydia, bp. Aug. 30, 1745, C.R.1.

COWING, Sylvester H., s. Jeremiah H. and Lydia, July 12, 1834.
Warren W., ch. Jeremiah H., Sept. 3, 1827.
William [dup. adds Bradford], ch. Sam[ue]l and Jane, June 8, 1820.
William P., s. Seth, yeoman, and Christiana R. (Dexter), July 18, 1848.
William Warren, ch. Jonathan and Elizabeth, May 10, 1822.
Zadok, s. Joshua and Sary, Feb. 26, 1738. [Zaduck, s. Joshua and Sarah, C.R.1.]
Zadok [dup. Zadock], ch. Sam[ue]l and Jane, Nov. 15, 1802.
Zebah, s. Joshua and Sary, Dec. 4, 1736. [Zerad, s. Joshua and Sara, C.R.1.]
Zenas [dup. Zenus], s. Joshua and Sarah [dup. Sary], Dec. 29, 1729.
Zered (see Zebah).
———, ch. Seth and Penelope, bp. ——, 1782, C.R.2.
———, ch. Richard and Sally, Feb. 15, 1834.
———, ch. Jonathan and Rachel, Sept. 12, 1843.
———, s. Isaac, carpenter, and Charlott Dunham, July 19, 1849.

CRAMPTON, Demetrius, Apr. 22, 1822, G.R.19.

CRANDON, Philip, s. Capt. Philip and Rebeccah, June 4, 1810.
Rebeccah Hathaway, d. Capt. Philip and Bathsheba, Mar. 12, 1814. [Rebekah H., w. Charles H. Clark, G.R.5.]

CRANE, Isaac Briggs, s. John J. and Sarah H., bp. Sept. 19, 1831 [*sic*, ? 1839], C.R.3.
John Augustus, s. John J. and Sarah H., bp. Sept. 19, 1831 [*sic*, ? 1839], C.R.3.
Sarah Chester, d. John J. and Sarah H., bp. Aug. 23, 1845, C.R.3.

CRAPO (see Crapoo, Creapo, Crepo), Allice, d. Nicholas and Allace, Aug. 12, 1756. [Allis Crapoo, d. Nicholas and Allis, C.R.1.]
Amanda, d. Spooner and w., July 27, 1813.
Augusta H. [———], w. Humphry R., ——, 1822, G.R.7.
Bathsheba, d. John and Linda, May 22, 1797.
Bethia, d. William and Allice, May 4, 1800.
Bethiah, d. Nicholas and Allace, Nov. 3, 1753. [Crapoo, d. Nicholas and Allis, C.R.1.]
Betsey, d. John and Linda, June 12, 1807.
Caleb Blackwell, ch. Philip and Sally, Dec. 4, 1821.
Caroline, d. Spooner and w., Feb. 23, 1811.

CRAPO, Charity, d. William and Allice, Mar. 19, 1795.
Ch[arle]s H., ch. Earl and Laura, Dec. 9, 1838 [*sic*, see Henry E.].
Earl, s. William and Allice, Feb. 19, 1778.
Francis, s. Francies and Patience, Apr. [Apr. *written above* May] 14, 1738.
Henry E., ch. Earl and Laura, July 16, 1839 [*sic*, see Ch[arle]s H.].
Humphry R., h. Augusta H., ——, 1820, G.R.7.
Ira, s. William and Allice, May 21, 1797.
Jeremiah, s. Francies and Patience, Sept. 14, 1746.
Jeremiah, s. William and Allice, Sept. 19, 1782.
John, s. John (Crapoo) and Sarah, Feb. 26, 1739.
John, s. John, bp. June 4, 1758, C.R.1.
John A., s. John and Linda [dup. *crossed out*, Lindey], June 3, 1799 [dup *crossed out*, May 22, 1797].
Johnathan (Crapoo), s. Francies and Patience, May 5, 1742.
Jonathan, s. William and Allice, June 22, 1790.
Jonathan, s. Spooner and w., Dec. 13, 1815.
Joshua, s. John (Crapoo) and Sarah, June 28, 1746. [Crapoo, C.R.1.]
Lemuel Gurney, ch. Ira and Matilda, Jan. 26, 1823.
Luther, s. John and Linda [dup. *crossed out*, Lindey], June 3, 1802 [dup. *crossed out*, June 3, 1799].
Mary (Crapoo), d. Francies and Patience, June 21, 1744.
Matilda [———], w. Ira, Feb. 23, 1802.
Miah, s. William and Allice, June 17, 1775.
M[   ] Almira, ch. Philip and Sally, Mar. 2, 1820.
Nicholas, s. Nicholas and Allace, Mar. — —, 1765.
Nicholas, s. Philip and Sally, Dec. 12, 1817.
Penelope (Craipo), d. Francies and Patience, Dec. 27, 1739.
Philander, s. William and Allice, Aug. 22, 1792.
Philip, s. Nicholas and Allace, Nov. 30, 1767.
Rebeccah, d. Nicholas and Allace, Sept. 25, 1761. [Crapoo, d. Nicholas and Allis, C.R.1.]
Rest, d. Francies and Patience, Feb. 21, 1748.
Rest, d. Spooner and w., Jan. 17, 1809 [dup. *crossed out*, Feb. 23, 1811].
Sarah, d. John (Crapoo) and Sarah, Feb. 1, 1740. [Crapoo, C.R.1.]
Sarah, d. John and Linda [dup. *crossed out*, Lindey], Oct. 24, 1795.
Sarah B., ch. Philip and Sally, May 6, 1824.
Spooner, s. Francies and Patience, Apr. 4, 1753.

WHITE, Margaritt, ch. Malitiah (Whit) and Marcy, Mar. 13, 1703-4. [Margrett, d. Mallatiah and Marcy, S.C.F.]
Martha, ch. Sam[ue]ll Jr. and Marey, May 5, 1709.
Martha, ch. Silvanus and Anne, Sept. 4, 1753.
Mary (see Marey).
Mary, d. George and Sary, Apr. 4, 1731.
Mary, ch. Malletiah and Jane, bp. Aug. 19, 1752, C.R.I.
Mary, d. Joseph and Mary, Aug. 6, 1765.
Mary B., ch. Alvin and Eugenia, Dec. 21, 1829.
Mary Washburn, ch. Cyrus and Minerva, July 15, 1815.
Melatiah (see Malatiah and Malitiah).
Mercy, ch. Malitiah (Whit) and Marcy, July 22, 1702.
Mercy (see Marcy).
Mercy, ch. *William and Mercy of* Dartmo[uth], bp. Oct. 27, 1771, C.R.I.
Minerva, ch. Cyrus and Minerva, June 15, 1820.
Minerva S. [? m.], July 2, 1793, G.R.17.
Nathanael, s. Jedidah, Ju[*worn*] 6, 1722.
Penelabe (Whit), ch. Samuel Sr. and w., Mar. 12, 1687.
Rebecah, ch. Sam[ue]ll Jr. and Marey, Apr. 2, 1699. [Rebecca, C.R.I.]
Resolved, s. Justus and Jane, Apr. 18, 1746.
Resolved, s. Justus and Content, July 5, 1785.
Samuel Sr., Mar. "about ye 13th," 1646.
Samuel Jr. (Whit), ch. Samuel Sr. and w., July 22, 1671.
Samuel, s. Sam[ue]l and Elizebath, bp. Nov. 1, 1747, C.R.2.
Samuel, s. William and Marcy, bp. Aug. 18, 1762, C.R.I.
Samuell, ch. Sam[ue]ll Jr. and Marey, Jan. 28, 1703-4.
Silvanus, s. Silvanas and Anna, July 31, 1764.
Sullvenus, s. John and Martha, Feb. 9, 1709.
Susana (Whit), [twin] ch. Samuel Sr. and w., Apr. 5, 1682.
Susannah, d. Sam[ue]ll and Mary (second w.), Dec. 16, 1731.
Thaddeus, s. Charity, bp. Oct. 29, 1784, C.R.I.
Thomas [dup. h. Hopefull], ch. John and Martha, Feb. 15, 1701.
Thomas, s. John (Whit) Jr. and Marcy, Sept. 10, 1722.
Thomas, s. Thomas and Hopefull, Apr. 29, 1727.
William (Whit), ch. Samuel Sr. and w., June 6, 1690.
William, s. John (Whit) Jr. and Marcy, Apr. 16, 1721.
William, s. Samuel and Elisabith, Apr. 4, 1734.
William, s. William and Marcy, bp. July 31, 1757, C.R.I.
W[illia]m R., ch. Alvin and Eugenia, Aug. 17, 1837.
——— [———], w. Samuel Sr., Mar. "about ye 13th," 1646.
———, s. William and Marcy, bp. Aug. 18, 1762, C.R.I.

WHITEFIELD, Rebecca (see Rebecca Whitfeild).

WHITERAG (see Whiterage, Whitereg, Whiteridge, Whitredge, Whitridge, Whittredge), Abigail, Dec. 19, 1712.

WHITERAGE (see Whiterag, Whitereg, Whiteridge, Whitredge, Whitridge, Whittredge), Rebackah, Sept. 22, 1717.

WHITEREG (see Whiterag, Whiterage, Whiteridge, Whitredge, Whitridge, Whittredge), Sary, May 1, 1715.

WHITERIDGE (see Whiterag, Whiterage, Whitereg, Whitredge, Whitridge, Whittredge), Abigell, d. William and Marey, ———, 170[ ].
Charity, d. William and Marey, ———, 170[ ] [*rec. before ch. b.* Oct. 10, 1706].
Marey, d. William and Marey, Oct. 28, 1708.
Mercy, d. William and Marey, Oct. 10, 1706.
Thomas, s. William and Marey, Nov. 12, 1710.

WHITFEILD, Rebecca, d. John Jr. and Elizabeth, July 19, 1738. [Rebeca Whitefield, C.R.I.]

WHITMORE (see Whittemore), Betty, d. Richard and Deborah, bp. July —, 1777, C.R.2.
Carolina, ch. Rich[ar]d and Eliz., bp. ———, 1815, C.R.2.
Deborah (Whitm[o]re), ch. Mr. and Mrs. Whitm[o]re, bp. May 27, 1776, C.R.2.
Richard (Whitm[o]re), ch. Mr. and Mrs. Whitm[o]re, bp. May 27, 1776, C.R.2.
Sarah Vaun (Whitm[o]re), ch. Mr. and Mrs. Whitm[o]re, bp. May 27, 1776, C.R.2.
Welthy (Whitm[o]re), ch. Mr. and Mrs. Whitm[o]re, bp. May 27, 1776, C.R.2.

WHITNEY, Isaac, s. Isaac and Lucy, June 7, 1818.

WHITREDGE (see Whiterag, Whiterage, Whitereg, Whiteridge, Whitridge, Whittredge), Joseph, s. Thomas and Melatiah, Aug. 1, 1774.
Marcy [———], w. Dea. Thomas, June 11, 1735 "old stile."
Mary (Whitredg), d. Thomas and Hannah, Mar. 12, 1737-8.
Mercy (see Marcy).
Peleg, s. Thomas and Melatiah, May 15, 1763.
Thomas (Whitredg), s. Thomas and Hannah, Sept. 30, 1741.
Thomas, s. Thomas and Melatiah, June 27, 1767.
William, s. Thomas and Melatiah, June 3, 1770.

John Crapo
CRAPO

CRAPO, Concider [int. Consider Crepo] and Marcy Waste [int. West] of Dartmouth, Mar. 30, 1757, in Dartmouth.
Earl and Laura Crapo, int. May 28, 1828.
Francis [int. Frances Crepo Jr.] and Margeret Beale [int. Margat Beals] of Plymouth, Apr. 24, 1760, in Plymouth.
Hannah and John Arnold, int. [Aug.] 31, 1798. [m. —— [*rec. before* Oct. 17], C.R.3.]
Ira and Matilda Gurny of Wareham, int. Apr. 26, 1821.
Jeremiah and Waitstill [int. Weightstill] West, Dec. 27, 1775. [Waitstill, P.C.R. C.R.1.]
Jeremiah and Elizabeth H. Dunham, Mar. 17, 1836.
John and Abigail Yeomans [dup. Gammons], Aug. 12, 1779. [Yeomans, P.C.R. C.R.1.]
John and Lyndah [dup. Lindah] Bisbee, Nov. 20, 1794 [dup. 1793]. [Lyndah, Nov. 20, 1794, C.R.3.]
John A. and Lydia B. Taber of Wareham, int. May 29, 1819.
Jonathan of Fretown and Celia Clark, int. Dec. 28, 1785.
Laura and Earl Crapo, int. May 28, 1828.
Loisa and [dup. and int. Capt.] Job Blankinship, Sept. 7 [dup. Sept. 17], 1828.
Lot and Betsey Purrington, int. Mar. 27, 1798. [m. Mar. 29, C.R.3.]
Luther and Hannah D. Taber of Norton, int. Apr. 4, 1826.
Luther and Sally H. Omands, int. July 7, 1838.
Mary and Jeriboham Swift of Plymouth, int. Nov. 25, 1816, "certified March 17–1817."
Meribah A. [int. Crapoe] and Charles Crane of New Bedford, Nov. 25, 1841.
Micah and Charity Briggs of Wareham [int. adds Plymo[uth] Co.], Feb. 9 [int. Feb. 19 *sic*], 1795, in Wareham.
Micah and Rebecca Wing, int. Apr. 10, 1796. [m. Nov. 25, C.R.3.]
Nicholas Jr. [dup. omits Jr.] and Meribah Cook of New Bedford, Sept. 10, 1789. [Nicholas Jr., P.C.R. C.R.1.]
Peter and Ann Luce, Nov. 23, 1738.
Philip and Sally [int. adds H.] Blackwell, Sept. 7, 1817.
Rest and Anthony Haskins [dup. Hoskins] of Middleb[oroug]h, Dec. 3, 1772. [Hoskins [dup. Haskins] of Middleboro[ugh], P.C.R. Hoskins of Middleboro, C.R.1.]
Rest and Cyrus Perkins of Middleboro, Jan. 3, 1830.
Sally C. and Daniel Westgate, int. May 20, 1822.
William and Allice Crapo, int. Jan. 28, 1775.
W[illia]m Jr. and Patience Ellis, May 1 [dup. Aug. —], 1808. [May 1, C.R.1.]

* Intention not recorded.

CRAPOE (see Crapo, Crapoo, Crappo, Creapo, Crepo, Crepoo), Caleb B., 24, clerk, of New Bedford, s. Philip and Salla, and Rebecca A. [int. B.] Shaw, 20, d. Lewis and Ruth, May 31, 1846.

CRAPOO (see Crapo, Crapoe, Crappo, Creapo, Crepo, Crepoo), Alice and Esquire Badger of Barnstable, int. Nov. 15, 1788.
Elizabeth and James Lake of Darkmouth, Oct. 31, 1734.
Frances [*sic*] and Patiance Spooner of Darkmouth, int. Dec. 18, 1734.
John and Sarah [int. Sary] Clark, Nov. 7, 1734.
Mary and Jonathan Spooner [int. of Darkmouth], Dec. 31, 1733. [both of Rochester, P.C.R.]
Nicholas and Allis [int. Alas] Blackwell, Sept. 14, 1740. [Allis, C.R.1.]
Peroo and Pennelabe White, May 31, 1704.*
Peter and Elener Tabour of Darkmouth, int. May 3, 1734.
Rebeckah and John Matthews [int. Mathews], Jan. 5, 1743. [Rebecca and John Mattkeless *sic*, P.C.R.]

CRAPPO (see Crapo, Crapoe, Crapoo, Creapo, Crepo, Crepoo), Susannah and Louis De Moranville [int. Demaramville], Dec. 8, 1730. [Susanna Crapo and Louis Deneranville, P.C.R.]

CREAPO (see Crapo, Crapoe, Crapoo, Crappo, Crepo, Crepoo), Amos [int. Crepo] and Mary Andrewes, Aug. 5, 1753. [Crepo and Mary Andrews, P.C.R.]
Jane [dup. Crapo, int. Crepo] and Benjamin Ingram [dup. Ingraham, int. Inghram] of Freetown, Dec. 4, 1768. [Crapo and Benjamin Ingram of Freetown, P.C.R.]
Peter and Hannah Axdil of Middleborough, Feb. 13, 1755. [Crapo, P.C.R.]

CREPO (see Crapo, Crapoe, Crapoo, Crappo, Creapo, Crepoo), Joshua and Jane Haskins of Middlebo[rough], int. Sept. 13, 1767.
Mary and Samuel Spooner [of] Middlebo[rough], int. Jan. 17, 1762.
Mary [dup. and second dup. Crapo] and Tho[ma]s Washbon [dup. and second dup. Washburn] of Dartmo[uth], Dec. 8, 1763. [Crapoo and Tho[ma]s Washburn of Dartm[ou]th, P.C.R.]
Penelope and Seth Cowing, int. Feb. 3, 1765.

* Intention not recorded.

Crapo, Concider [int. Consider Crepo] and Marcy Waste [int. West] of Dartmouth, Mar. 30, 1757, in Dartmouth.
Earl and Laura Crapo, int. May 28, 1828.
Francis [int. Frances Crepo Jr.] and Margeret Beale [int. Margat Beals] of Plymouth, Apr. 24, 1760, in Plymouth.
Hannah and John Arnold, int. [Aug.] 31, 1798. [m. —— [*rec. before* Oct. 17], C.R.3.]
Ira and Matilda Gurny of Wareham, int. Apr. 26, 1821.
Jeremiah and Waitstill [int. Weightstill] West, Dec. 27, 1775. [Waitstill, P.C.R. C.R.1.]
Jeremiah and Elizabeth H. Dunham, Mar. 17, 1836.
John and Abigail Yeomans [dup. Gammons], Aug. [illegible] 1779. [Yeomans, P.C.R. [illegible]]
John and Lyndah [dup. Lindah] Bisbee, Nov. 20, 1794 [dup. 1793]. [Lyndah, Nov. 20, 1794, C.R.3.]
John A. and Lydia B. Taber of Wareham, int. May 29, 1819.
Jonathan of Fretown and Celia Clark, int. Dec. 28, 1785.
Laura and Earl Crapo, int. May 28, 1828.
Loisa and [dup. and int. Capt.] Job Blankinship, Sept. 7 [dup. Sept. 17], 1828.
Lot and Betsey Purrington, int. Mar. 27, 1798. [m. Mar. 29, C.R.3.]
Luther and Hannah D. Taber of Norton, int. Apr. 4, 1826.
Luther and Sally H. Omands, int. July 7, 1838.
Mary and Jeriboham Swift of Plymouth, int. Nov. 25, 1816, "certified March 17–1817."
Meribah A. [int. Crapoe] and Charles Crane of New Bedford, Nov. 25, 1841.
Micah and Charity Briggs of Wareham [int. adds Plymo[uth] Co.], Feb. 9 [int. Feb. 19 *sic*], 1795, in Wareham.
Micah and Rebecca Wing, int. Apr. 10, 1796. [m. Nov. 25, C.R.3.]
Nicholas Jr. [dup. omits Jr.] and Meribah Cook of New Bedford, Sept. 10, 1789. [Nicholas Jr., P.C.R. C.R.1.]
Peter and Ann Luce, Nov. 23, 1738.
Philip and Sally [int. adds H.] Blackwell, Sept. 7, 1817.
Rest and Anthony Haskins [dup. Hoskins] of Middleb[orough], Dec. 3, 1772. [Hoskins [dup. Haskins] of Middleboro[ugh], P.C.R. Hoskins of Middleboro, C.R.1.]
Rest and Cyrus Perkins of Middleboro[illegible]
Sally C. and Daniel Westgate, int. May 20, 1822.
William and Allice [illegible]

CRAPOE (see Crapo, Crapoo, Crappo, Creapo, Crepo, Crepoo), Caleb B., 24, clerk, of New Bedford, s. Philip and Salla, and Rebecca A. [int. B.] Shaw, 20, d. Lewis and Ruth, May 31, 1846.

CRAPOO (see Crapo, Crapoe, Crappo, Creapo, Crepo, Crepoo), Alice and Esquire Badger of Barnstable, int. Nov. 15, 1788.
Elizabeth and James Lake of Darkmouth, Oct. 31, 1734.
Frances [*sic*] and Patiance Spooner of Darkmouth, int. Dec. 18, 1734.
John and Sarah [int. Sary] Clark, Nov. 7, 1734.
Mary and Jonathan Spooner [int. of Darkmouth], Dec. 31, 1733. [both of Rochester, P.C.R.]
Nicholas and Allis [int. Alas] Blackwell, Sept. 14, 1749. [Allis, C.R.1.]
Peroo and Pennelape White, May 31, 1704.*
Peter and Elener Tabour of Darkmouth, int. May 3, 1734.
Rebeckah and John Matthews [int. Mathews], Jan. 5, 1743. [Rebecca and John Mattkeless *sic*, P.C.R.]

CRAPPO (see Crapo, Crapoe, Crapoo, Creapo, Crepo, Crepoo), Susannah and Louis De Moranville [int. Demaramville], Dec. 8, 1730. [Susanna Crapo and Louis Deneranville, P.C.R.]

CREAPO (see Crapo, Crapoe, Crapoo, Crappo, Crepo, Crepoo), Amos [int. Crepo] and Mary Andrewes, Aug. 5, 1753. [Crepo and Mary Andrews, P.C.R.]
Jane [dup. Crapo, int. Crepo] and Benjamin Ingram [dup. Ingraham, int. Inghram] of Freetown, Dec. 4, 1768. [Crapo and Benjamin Ingram of Freetown, P.C.R.]
Peter and Hannah Axdil of Middleborough, Feb. 13, 1755. [Crapo, P.C.R.]

CREPO (see Crapo, Crapoe, Crapoo, Crappo, Creapo, Crepoo), Joshua and Jane Haskins of Middlebo[rough], int. Sept. 13, 1767.
Mary and Samuel Spooner [of] Middlebo[rough], int. Jan. 17, 1762.
Mary [dup. and second dup. Crapo] and Tho[ma]s Washbon [dup. and second dup. Washbourn] of Dartmo[uth], Dec. 8, [illegible] [Crapo and Tho[ma]s Washburn of Dartm[outh] [illegible]

TURNER, Thomas and Hannah Jackson, Oct. 26, 1710.* [Thomas Jr., C.R.1.]
Thomas Jr. [int. omits Jr.] and Mary Bryant, Feb. 14, 1732. [Thomas, Feb. 14, 1732-3, C.R.2.]
Unice and Isack Buck Jr., Oct. 24, 1684.*
Unice [int. Eunice] and James Torrey, Nov. 28 [1782].
Wate of Hano[ver], and Anna Joyce, int. July 1, 1769.
Will[ia]m and Abigal Church, Jan. 2, 1723.* [Abigail, Jan. 2, 1723-4, C.R.2.]
William and Betsey [int. Mrs. Betty] Oakman of Marshfield, Apr. 27, 1769, in Marshfield.
William Esq. [int. omits Esq.] and Unice [int. Eunice] Clap, Nov. 18, 1773.
William and Sarah Tilden, Apr. 23, 1829.
William 2d and Lucy Damon, Nov. 24, 1842.
William, widr. [int. omits widr.], 41, shipwright, s. Charles and Hannah, and Sophronia Ford, 27, b. Marshfield, d. Charles and Lydia, Dec. 20, 1846.
William C., 25, merchant, of Medford, s. Calvin and Rhoda, and Sarah M. Tilden, 21, d. John Jr. and Sally, Sept. 29, 1847.
Windson [Windsor] "Black man," and Silva Cushing "mulatto," [int.] Oct. 26, 1788.

TUTTLE, Joseph of Boston, and Betsey N. Bates, May 16, 1841.

TWISDEN, Ellice and Josepth Tilden, Nov. 20, 1649.* P.C.R.

TYLESTONE (see Tilson), Timothy of Dorchester, and Hannah ———, Jan. 5, 1697.*

TYRE, Jane, Mrs., of Cohasset, and Abram Litchfield, int. [July] 19, 1845.

UPHAM, Artemas G. and Abigail H. Dexter, Mar. 19, 1838.

UTLEY, Samuel and Hannah Hatch, Dec. 6, 1658.* [Dec. 6, 1648, P.C.R.]

VALENTINE, Margaret Cornelia Forbes of Boston, and Lazarus Bowker, int. May 30, 1835.

VARNEY, Nath[anie]l of Braintree, [and] Mrs. Sophronia Litchfield, Apr. 4, 1844.

VASSAL (see Vassall), Benja[min] [int. Vasall, adds Lt.] of Charlton, and Lucy Stetson, Sept. 8 [1782].

* Intention not recorded.

VASSALL (see Vassal), Frances, d. Will[iam], and James Addams, June 16, 1646.* [July 16, P.C.R.]
Judith, d. William, and Resolved White, Nov. 5, 1640.* [Apr. 8, P.C.R.]

VEAR, Joseph (Ve[blot]r) of Canser, and Sarah Greay, int. Feb. 8, 1772.

VESEY, Lydia [int. Veazy] of Braintree [int. Brantrey], and Samuel [int. Sam[ue]ll] Palmer, Nov. 4, 1740, in Braintree.

VICCUS (see Vicus), Michel and Elizabeth Gray, int. Feb. 10, 1753.

VICUS (see Viccus), Thomas [int. Vickus] and Rachel Gilkey, Oct. 14, 1763, in Boston.

VINAING (see Vineing, Vining), Selah [dup. Celai Vining, int. Sela Vina] [of] Abin[g]ton, and Obediah Stodder, May 13 [dup. Jan. 29, *sic*] [1781] [dup. in Abington].

VINAL (see Vinall), Abel and Juliette [int. Julittee] Wade, Nov. 26, 1812. [Juliette, C.R.1.]
Abel and Mrs. Abigail Bowker, int. Nov. 28, 1835.
Abel A. and Joan Damon, int. Jan. 25, 1834.
Abel A. and Merial [int. Merrill] Damon, Nov. 26, 1838.
Abigail (see Nabby).
Abigail [int. Abagail] 23, d. John and Abigail, and William Sylvester, 26, farmer, s. Tho[mas] and Abigail dec'd, Oct. 13 [1844]. [Abigail, C.R.3.]
Abigail C. and Martin T. Peakes, int. Nov. 15, 1828.
Adeline and James Hyde, Dec. 10, 1838.
Alice and John E. Dinnin of Boston, Feb. 12, 1843.*
Almira and Mathew Hall, May 19, 1822.
Alvyen and Eliza Osborn, Dec. 21, 1823.
Ann of Boston, and Nath[anie]ll Mott, int. Nov. 16, 1744.
Anna and John Curtis Jr., Dec. 25, 1798.
Anne [int. Ann] and Thomas Richardson of Boston, Nov. 24, 1833. [Anne, C.R.1.]
Arabella and Abel Sylvester [int. Jr], Mar. 29, 1832. [Abel Jr., C.R.1.]
Asa and Thankfull Nash, Nov. 8, 1789.
Asa Jr. and Sally Prouty, [Mar.] 27, 1814.
Betsey and Hosea Orcutt of Cohassett, Apr. 25, 1819. [Hosea of Cohasset, C.R.1.]

* Intention not recorded.

VITAL RECORDS

OF

SCITUATE

MASSACHUSETTS

TO THE YEAR 1850


PAID
John J. CRAPO,

Published by the
New England Historic Genealogical Society

Boston, Massachusetts
1976


John J. CRAPO

WHITE, Joseph, s. Tim[othy] Jr. dec'd, bp. July 14, 1774. C.R.I.
Joseph, s. Timothy and Tempe, May 15, 1808.
Joseph, s. Timothy and Alice B., Feb. 28, 1826.
Josiah, s. Resolved, Sept. 29, 1654.
Mary, d. Joseph, May 25, 1671.
Mary, d. Joseph, Aug. 7, 1697.
Mary, d. Timothy, Sept. [illegible] 1714.
Patience, d. Timothy, bp. May 2, 1773. [illegible]
Rachel [———], [formerly] w. Dea. Howard [illegible] D[illegible] —, [illegible]. G.R.6.
Rebecca, d. Timo[thy], Oct. 29, 1717.
Resolved, s. Resolved, bp. Nov. 14, 1647. C.R.2.
Resolved, s. Resolved, Nov. 12, 1648.
Samuel, s. Resolved, bp. Mar. 15, 1645. C.R.2.
Samuell, s. Resolved, Mar. 13, 1646.
Sarah, d. Timothy, Apr. 26, 1685.
Sarah, d. Timo[thy], ——— [rec. after ch. b. Jan. 13, 1719].
Sarah, d. Tim[othy], bp. Oct. 30, 1743. C.R.I.
Sarah, d. Timothy and Tempe, Aug. 15, 1801.
Susanna, d. Resolved, Aug. —, 1656.
Timothy, s. Timothy, Nov. 17, 1679.
Timothy, s. Timothy, Oct. 4, 1708.
Timothy, s. Timothy Jr., bp. May 10, 1741. C.R.I.
Timothy, s. Timothy Jr., bp. June 1, 1766. C.R.I.
Timothy, s. Timothy and w., bp. June 20, 1790. C.R.I.
Timothy, s. Timothy and Tempe, Mar. 28, 1797.
Timothy, ch. Timothy, bp. Aug. 8, 1802. C.R.I.
Timothy, s. Timothy and Alice B., Jan. 28, 1824.
Warren Fay, s. Timothy and Alice B., Mar. 23, 1830.
William, s. Resolved, Apr. 18, 1642.

WHITING, Aurelia, ch. Moody B. and Aurelia (Jenkins), Oct. 28, 1841.
Aurelia, ch. Moody B. and Aurelia, bp. June 4, 1849. C.R.I.
Elizabeth, ch. Benjamin and Lydia, Oct. 19, 1821.
Jared, ch. Benjamin and Lydia, May 26, 1798.
Jared, ch. Benjamin and Lydia, Mar. 13, 1819.
Joanne, ch. Benjamin and Lydia, Mar. 10, 1807.
Joel, ch. Benjamin and Lydia, May 10, 1809.
Lydia, ch. Benjamin and Lydia, Jan. [illegible], 1803.
Maria, ch. Benjamin and Lydia, Dec. [illegible], 180[illegible].
Mary, d. W[illia]m, of Hanover, bp. Nov. [illegible], 1805.
Mary, ch. Benjamin and Lydia, Apr. 15, 181[illegible].
Mary, ch. Moody B. and Aurelia, bp. June 4, 1849.

WHITING, Mary A., ch. Moody B. and Aurelia (Jenkins), Apr. 5, 1844.
Oliver T., ch. Moody B. and Aurelia (Jenkins), Aug. 12, 1839.
Pemelia, ch. Benjamin and Lydia, Oct. 27, 1815.
Richard, ch. Benjamin and Lydia, Apr. 19, 1800.

WHITTAKER (see Whitaker), Charles Henry, ch. James T. (Whitaker) and Hannah W., Mar. 29, 1838.
Willis Franklin, s. John L. and Betsey, Oct. 2, 1847.

WHITTEMORE, Charlotte, d. Joseph and Sarah, June 12, 1795.
Joseph James Lloyd, s. Capt. Isaac and Betsey, Oct. 15, 1811.
Jos[eph] James Lloyd, ch. Cap[t]. Isaac dec'd, bp. Oct. 7, 1821. C.R.2.

WHITTEN, Anna, d. Jacob and Anna, Feb. 12, 1757.

WIBORNE, Elizabeth, d. John, Feb. 3, 1694-5.
John, s. John, Aug. 31, 1698.

WIGHT, Lucy Ellen, ch. Rev. Daniel and Lucy (Flint), July 25, 1843.
Mary Anna P. [dup. Perkins] [———], w. Rev. Daniel [Apr. —, 1816]. C.R.3.

WILCUT, Hannah, d. Philip, bp. July 24, 1720. C.R.I.

WILDER, Alfred, ch. Charles and Mary Ann, June 27, 1836.
Charles Henry, ch. Charles and Mary Ann, Jan. 19, 1834.
Ellen, d. Charles, shoemaker, and Mary A., Nov. 27, 1846.
George A., s. John, farmer, and Lydia (b. Hanover), July 25, 1849, in S. Scituate.
George W., s. Harrison, farmer, and Lucy, Aug. 23, 1846.
Harriet M., d. Laban, cordwainer, and Harriet, July 20, 1845.
Harrison [h. Lucy], July 13, 1813. G.R.14.
Harritt M., d. Laban, shoemaker, and Harriett, July 18, 1847.
Lucy [———], w. Harrison, Dec. 17, 1810. G.R.14.
Mary A. [———], w. Charles [July —, 1811]. G.R.14.
———, ch. Harrison and Lucy, Apr. 21, 1844.

WILLARD, Daniel, s. George, bp. Sept. 14, 1645. C.R.2.
Deborah, d. George, bp. Sept. 14, 1645. C.R.2.
Joshua, s. Geo[rge], bp. Nov. 2, 1645. C.R.2.

WILLIAMSON, Abigail B., ch. Joshua and Abigail, Nov. —, 1834, in Marshfield.
Caroline, ch. Joshua and Abigail, Apr. 29, 1840.
Harriet, ch. Timothy and Polly, May 16, 1825.

Elihu Brett, and had Mary, 1699, m. Joseph Packard; John, 1701; Margaret, 1704, m. Nathaniel Harvey; Experience, m. John Randall; Martha, m. Samuel Harden and James Pratt; Mehitabel, m. James Stacy. JOHN, Bridgewater, son of above, m., 1724, Patience, d. of Samuel Hayward, and had Susanna, 1727, m. David Johnson; Daniel, 1732. JONAH, Bridgewater, son of Daniel, m., 1788, Abigail, d. of Jonathan Hayward, and had Abigail, 1790, m. Jacob Hayward; Jonah, 1792, now living in Kingston; Polly Hayward, 1795, m. Leonard Hill; Lyman, 1798. He m., 2d, 1800, Hannah, sister of 1st wife, and had Clement, 1801; Henry Williams, 1803; Nathan, 1806; Emeline Frances, 1808; Augustus, 1811; Benjamin, 1813. He m., 3d, 1816, Freelove, wid. of William Fobes. JONAH, Kingston, son of above, m. Abigail, d. of Nathaniel Foster, and had Edward, 1819; George Frederick, 1821; [illegible] 1824, m. Adaline Eaton; Jonah, 1826; William Henry, 1828; [illegible] Foster, 1831, m. Francis Ollyver Leach; [illegible] 1836, and Green [illegible] Jonah, 1836; Angeline, 1839, m. Joseph Packard. JONAH, Kingston, son of above, m. Betsey A. Bagnall and Caroline Reach, and had Caroline. RICHARD, Plymouth, 1634, m., 1639, Ann Glass, and had Richard, who m. Patience Bonum, 1670. THOMAS, Bridgewater, son of 1st Benjamin, m., 1710, Mary, d. of Samuel Kingsley, and had Susanna, 1718, m. Ephraim Fobes; Thomas, 1721, m. Susanna Ames; Jonah, 1723; Mary, 1725, m. Isaac Johnson; Rhoda, 1727, m. Daniel Lothrop; Betty, 1731, m. James Howard; Zephaniah, 1788; Nathan, 1733. ZEPHANIAH, Bridgewater, son of above, m., 1754, Bethiah, d. of Thomas Hayward, and had Zephaniah, 1757. ZEPHANIAH, Kingston, son of above, m. Hannah, d. of John Thomas, and had John Thomas; Betsey, 1793; Sarah, and Bethiah.

WILSON, JOHN D., from Salem, m. Anna, d. of Thomas Nicolson, 1814. JOHN BARKLEY, son of John and his wife Clara Van Baker of the Hague, born in Antwerp, came to Plymouth about 1835, and m. Mary, d. of Stephen Rogers, by whom he had Elizabeth; John Barkley, 1849, m. Cora, d. of Samuel M. Whitten; Stephen Rogers, 1852, m. Alice, d. of Eleazer H. Barnes.

WING, JEDEDIAH, from Rochester, pub., 1734, to Elizabeth Gifford. REUBEN, from Warren, m., 1825, Mrs. Caroline Burgess.

WINSLOW, ANTHONY, Bridgewater, son of 2d Gilbert, m. Deborah, d. of William Barker, and had Priscilla, m. James Thomas; and Deborah, m. Nathaniel Clift. CHARLES, Hanover, son of 2d Thomas, m., 1827, Margaret L. Litchfield, and had Charles L., 1828; Rachel F., 1832; Helen, 1838. EDWARD, Droitwich, England, son of 1st Kenelm, m., probably, Eleanor Pelham of Droitwich, and had Richard about 1586. He m., 2d, 1594, Magdalene Ollyver, and had Edward, 1595; John, 1597; Eleanor, 1598; Kenelm, 1599; Gilbert, 1600; Elizabeth, 1602; Magdalene, 1604; Josiah, 1606. EDWARD, son of above, came in the Mayflower 1620. He m. in Leyden, 1618, Elizabeth Barker from Chatsun, or Chester, or Chesham, England, and brought her with him. He m., 2d, 1621, Susanna (Fuller) White, wid. of William, and had before 1627, Edward and John. After that date he had Edward again; Josiah, 1628; Elizabeth, m. Robert Brooks and George Curwin of Salem. EDWARD, son of 1st Isaac, m. Hannah, d. of Thomas Howland, and wid. of William Dyer, 1741, and had John, 1743; Penelope, 1743; Sarah [illegible]

1745; Edward, 1740. He was a loyalist, and removed to Halifax 1776, where he died 1784. EDWARD, son of above, m. Mary Symonds, and had Thomas Astor Coffin, Ward Chipman, Brooks Watson; Mary, m. Edward W. Miller; Edward; Sarah, m. Lawrence B. Rainsford; Hannah, Penelope, John Francis Wentworth, Daniel, Christian; Eliza Chapman, m. Dr. Sampson of the British army; and Catherine Wiltden. He was also a loyalist, and removed to New Brunswick in 1776, before his marriage, and died in Fredericton 1815. EDWARD, Boston, son of 1st John, m. Sarah Hilton, and had John, 1661; Sarah, 1668; Mary, 1665. He m., 2d, Elizabeth, d. of Edward Hutchinson, and had Edward, 1669; Catherine, 1672; Elizabeth, 1674; Ann, 1678. EDWARD, Duxbury, son of 9th Edward, m., 1755, Eleanor Pierce, and had David, 1756; Edward, 1761; Joshua, Thomas; Edward, 1769; George, Abigail. EDWARD, Duxbury, son of above, m. Rebecca Barlow of Plymouth, and had George, 1796; Betsey, 1798, m. Daniel Gale of Plymouth; George, 1800; Polly, 1802; Seth, 1805; Samuel, 1808; Rebecca, 1810. EDWARD, Rochester, son of 3d Kenelm, by wife Sarah, had Edward, 1703; Mehitabel, 1705, m. Thomas Winslow; James; Lydia, 1709, m. James Foster; Mercy, 1712, m. Chillingworth Foster; Sarah, 1707, m. Thomas Lincoln and James Whitcomb; Thankful, 1716, m. Josephus Hammond. EDWARD, Rochester, son of above, m. Hannah, d. of 6th Kenelm, and had Edward, 1729; Clark, 1731; Sarah, 1733; Enoch, 1735; Isaac, 1738; Hannah, 1740; Ezra, 1742; Bethiah, 1744. He m., 2d, 1746, Rachel, d. of 3d Josiah, and had Rachel, 1749; Tisdale, 1751; Josiah, 1753; Thankful, 1755; Benjamin, 1758; Mercy, 1763. He m., 3d, wid. Hannah Winslow of Dighton. EDWARD BYRON, Fredericton, N. B., son of John Francis Wentworth, m. Emma B. Orr, and had Wentworth Byron, Jasper Andrews, John James Frazier, and Jane Caroline. ELEAZER ROBBINS, Newton, son of Shadrach, m., 1813, Ann, d. of David Corbet of Boston, and had sixteen children, one of whom is Hon. John of New York and Brooklyn. FRANCIS EDWARD, Chatham, N. B., son of John Francis Wentworth, m. Constance Hansard, and had Edward Pelham, Warren Copley, Laura, Edith, and Charlotte. GEORGE, Duxbury, son of 6th Edward, m., 1781, Sarah G. Thomas. GILBERT, son of 1st Edward, came in the Mayflower 1620, returned to England after 1624, and died in 1650. GILBERT, Marshfield, son of 1st Nathaniel, m., 1698, Mercy, d. of Josiah Snow, and had Issachar, 1699; Barnabas, 1701; Gilbert, 1704; Anthony, 1707; Mercy, 1710; Rebecca, 1712; Job, 1715; Benjamin, 1717; Lydia, 1720. ISAAC, Marshfield, son of 2d Josiah, m., 1700, Sarah, d. of John Wensley of Boston, and had Josiah, 1701; John, 1702; Penelope, 1704, m. James Warren; Elizabeth, 1707, m. Benjamin Marston of Salem; Anna, 1709; Edward, 1714. ISAAC, Marshfield, son of 3d John, m., 1768, Elizabeth, d. of Benjamin Stockbridge of Scituate, and had Elizabeth, m. Kilburn Whitman; Isaac; Sarah, m. Ebenezer Clapp; Ruth S., 1771, m. Josiah C. Shaw and Thomas Dingley; John, 1774. He m., 2d, Francis, d. of Ebenezer Gay of Hingham. ISAAC, Charlestown, son of 1st John, m., 1666, Mary, d. of Increase Newell, and had Parnel, 1667; Isaac, 1670. ISAAC, Hingham, son of 4th John, m., 1848, Abby Frothingham, d. of Ebenezer Gay, and had Edward Gay, 1849. JAMES, Freetown, son of 3d Josiah, m., 1738, Charity Hodges, and had



GENEALOGICAL REGISTER

OF

PLYMOUTH FAMILIES

By
WILLIAM T. DAVIS

GENEALOGICAL PUBLISHING CO., INC.
BALTIMORE
1977

of Scituate; Mercy, m. William Sherman. PEREGRINE, Weymouth, son of
above, by wife Susanna, had Benni, 1686, and others. REUBEN, from
Wareham, m., 1816, Beulah King. RESOLVED, Scituate, son of 1st William,
came with his father in the Mayflower 1620, and m., 1640, Judith, d. of Wil-
liam Vassall of Scituate, and had William, 1642; John, 1644; Samuel, 1646;
Resolved, 1647; Ann, 1649; Elizabeth, 1652; Josiah, 1654; Susanna, 1656.
ROBERT, Hanover, son of 1st Benjamin, m., 1771, Mary Crooker, and had
Penniah, 1773. He m., 2d, 1777, Ann House, and had David, 1779; Martin,
Richmond, Charles, Elijah. THOMAS F., from Marshfield, m., 1824, Hannah
Clark. THOMAS HOWLAND, Shelburne, son of 2d Gideon, m., 1831, Cornelia
Ogden, and had Cornelia, 1832, and Nathaniel Whitworth, 1837. TOBIAS,
Marshfield, son of 4th Benjamin, by wife Hannah, had Mercy, 1778; Sarah,
1780; Gideon, 1783; Benjamin, 1785. WILLIAM, son probably of Bishop
John White of England, came in the Mayflower 1620. He m. in Leyden,
1612, Anna, sister of Samuel Fuller, always called Susanna. He brought
with him his wife and son Resolved, born 1615, and had Peregrine, born
in Provincetown harbor after arrival. WILLIAM, New Bedford, son of Joshua,
m. a Bryant of Middleboro', and had Charity, Cabel, and Joshua. He m.,
2d, Hannah Stetson, d. of Theophilus Cushing of Pembroke, and had Wil-
liam, Cushing, Ann, and Lucinda. WILLIAM, from New Bedford, son of
above, m., 1807, Fanny Gibbs, and had Arabella, m. Nathaniel Goodwin of
Plymouth; Fanny, m. Hayden Coggshall; Peregrine, and John. WILLIAM,
Marshfield, son of Jesse, had Sybil, John, Anna, and perhaps others.

WHITEHOUSE, JOHN, from Newport, m., 1766, Thankful Holmes.

WHITING, WHITTEN, or WHITON, ABRAHAM WHITTEN, Kingston, son of
2d Elisha, m. Sally Robbins, 1796, and had Abraham; Sally, m. Joseph Wright;
Polly, m. Thadeus Washburn of Kingston; and Charles. ABRAHAM WHIT-
TEN, son of above, m. Lucia H. Holmes, 1826, and had Francis L., m. wid.
Augusta P. Cady; Horace C., m. Jane E., d. of William Stephens; and Orrin
Brooks, m. Abby Cushing. AMOS WHITTEN, son of 2d Elisha, m. Priscilla,
d. of Barnabas Holmes, 1803, and had Samuel Marshal, Amos; Priscilla, m.
Jason Murdock of Wareham; and Lucia Ann, m. a Stetson of Kingston.
ASA WHITING, Salem, probably son of 2d Joseph, m. Anna Thistle, and had
John T., and Asa Alden. ASA ALDEN, son of above, m. Mary Millet Nich-
ols, and had George A., 1838, m. Sarah Elizabeth, d. of Francis J. Goddard
of Plymouth; Annie, 1840, m. Charles O. Churchill of Plymouth; Lucy,
1842, m. William A. Tarbell; John, m. Mary Winsor of Duxbury; and Sarah,
m. William A. Munroe. BENJAMIN WHITING, son of 2d Elisha, m. Martha
Harlow, and had Benjamin, m. Susan L. Finney; Ellis, m. Hannah C. Nick-
erson; John, Josiah; Martha, m. Ephraim F. Churchill; and Nancy, m.
Rufus Sampson. BENJAMIN WHITING, son of above, m. Susan L. Finney,
1827, and had Benjamin, m. Lucy Hammond; and Josiah, m. Lydia C.
White of Weymouth. CHARLES WHITTEN, son of 1st Abraham, m. Mary
R. Holmes, 1827, and had Charles, m. Lydia N. Bradford, M. Anna Sears,
and Charlotte A. Irving; Lewis Holmes, m. Emeline A., d. of Robert Hutchin-
son; Abraham, m. Ruth W. Sears; Rufus Robbins, m. wid. Pauline (Wheeler)
Wellington; Elisha Cobb; and Edward W., m. Laura Diman. ELISHA

WHITON, son of 3d James, m. Joanna, d. of John Dunham, 1728, and had
Elisha, 1729; Joanna, 1731; Alpheus, m. Ruth Grafton; Azariah, m. wid.
Rebecca (Churchill) Holmes; and Mercy, m. Ebenezer Doten. ELISHA
WHITON, son of above, m. Betsey Holmes, and had Levi, m. Ruth Finney and
Mary Barden; Joseph, m. Sarah Morton and Polly Morton; Nathan, m. Re-
becca Doten; Ephraim, m. Elizabeth Bartlett; Benjamin, m. Martha Harlow;
Josiah, moved to Ohio; Mary, m. Josiah Morton; and Josie, all of whom
assumed the name of Whiting. He m., 2d, Mary (Harding) Howard, wid. of
Jesse, and had Abraham, Melzar, and Amos, all of whom assumed the name
of Whitten. ELISHA WHITING, son of 1st Joseph, m. Almira Holmes, and had
Caroline Augusta, m. William F. Spear; Mary Ellen, m. Winslow S. Holmes;
Abby Iowa, Elisha; Joseph B., m. Laura T., d. of John T. Hall; and
Fanny, m. William H. Moore, living in the state of New York. EPHRAIM
WHITING, son of 2d Elisha, m. Elizabeth, d. of Ephraim Bartlett, 1795, and
had Ephraim, m. Patience Everson; and Benjamin, m. Phebe R. Flemmons.
GEORGE WHITING, son of 1st Joseph, m. Betsey P. Holmes, and had Emma,
m. William H. Clark; and Georgianna. HENRY WHITING, son of 1st Joseph,
m. Grace, d. of Ellis Holmes, and had Henry, 1816, m. Nancy, d. of William
Burgess; Winslow, 1820, m. Abby Holmes; Pelham, 1823, m. Sophia B.
Straffin. JAMES WHITON, the ancestor, was in Hingham 1647, where he
m. in that year Mary, d. of John Beal, and had James, 1651; Matthew, 1653,
m. Deborah, wid. of John Howard; John, 1655; David and Jonathan, twins,
1658; Enoch, 1659, m. Mary Lincoln; Thomas, 1662, m. Joanna Garnet;
Mary, 1664, m. Isaac Wilder, and a 2d husband named Jordan. JAMES
WHITON, Hingham, son of above, by wife Abigail, had Hannah, 1678, m.
John King; James, 1680, m. Mercy, d. of Matthew Whiton; John, 1681;
Samuel, 1685, m. Margaret Williams and Elizabeth Williams; Joseph, 1687,
m. Martha Tower; Judith, 1689, m. James White; Rebecca, 1691; Benjamin,
1693, m. Sarah Tower; Solomon, 1695. JAMES WHITON, Hingham, son of
above, m. Mercy, d. of Matthew Whiton, and had Mary, 1710; James, 1712,
moved to Hartford; Matthew, 1714; Jael, 1718, m. Isaac Thayer; Nathan,
1721; Cornelius, 1723; and Elisha. JOHN, Plympton, son of 1st James, by
wife Bethiah, had Azariah, 1711; Alice, 1713; Jedidah, 1714; Zacheus, 1716;
Alpheus, 1718; Bethiah, 1720; John, 1722; Thomas, 1724. JOSEPH WHIT-
ING, son of 2d Elisha, m. Sarah Morton, 1789, and had Abigail, 1790, m.
Rufus Gibbs; Joseph, 1792, m. Betsey, d. of Ichabod Morton; and Henry,
1794. He m., 2d, Polly Morton, and had Sarah, 1804, m. Joseph Phillips of
Duxbury; Eleanor, 1806; James Harvey, 1808; Elisha, 1811; and George.
JOSEPH WHITING, Bridgewater, son of 2d Solomon, m. Abigail, d. of Isaac
Alden, 1778, and had probably Asa. LEVI WHITING, son of 2d Elisha, m.
Ruth Finney, 1784, and had Levi, m. Deborah Morton. He m., 2d, Mary
Barden, 1812. MELZAR WHITTEN, Kingston, son of 2d Elisha, m., 1805,
Wealthea Delano and wid. Deborah Caswell, and had Melzar, m. Susan, d.
of Benjamin Delano. NATHAN WHITING, son of 2d Elisha, m. Rebecca
Doten, 1795, and had Nathan, 1797, m. Polly Finney; Elizabeth Doten, 1798,
m. Seth Finney; Olive, 1800; Rebecca, 1803, m. Henry Morton; Adoniram,
1805, m. Lucy F. Ingalls and Sarah W. Mauter; Stephen, 1807; Levi, 1808,

THE

PIONEERS OF MASSACHUSETTS,

A DESCRIPTIVE LIST,

Drawn from Records of the Colonies, Towns and Churches, and other Contemporaneous Documents.

BY

CHARLES HENRY POPE,

PASTOR FIRST CHURCH, CHARLESTOWN, BOSTON,

COMPILER OF THE DORCHESTER POPE FAMILY, THE CHENEY GENEALOGY, ETC.

Baltimore

GENEALOGICAL PUBLISHING CO., INC.

1986

CARTER, cont.
had deed from her kinsman, John Gosmer, June 5, 1658. Ch. Mary b. 3 (5) 1641, brought suit in Gen. Court 22 May, 1651, against Mr. Charles Sanders for carrying his wife to Eng. without his consent. Sold house and land July 23, 1654.

Robert, servant of William Mullens, came in the Mayflower to Plymouth, d. soon after arrival.

Thomas, blacksmith, Charlestown, adm. chh. 8 (11) 1636, frm. March 9, 1636-7. Constable, 1640. [Wife] Hannah adm. chh. 2 (7) 1639; (second) wife Mary adm. chh. 4 (9) 1643; ch. Anna, b. 10 (1) bapt. 22 (1) 1640, (m. William Green,) Elizabeth b. 22 (2) 1642, bur. 12 (5) 1644. Son John deposed 4 (2) 1660, ae. about 40 years; refers to bro. Wm. Green; Joseph, currier, propr. 1646, Samuel and Thomas petition 18 (8) 1659, about the est. of their bro. W. G. [Mdx. Files.]

He made will 5 (3), inv. taken 25 (4) 1652; beq. to wife Mary; eldest son Thomas; other sons Samuel, Joseph and John; daus. Mary Brinsmead and Hannah Greene; gr. ch. [Caleb] and Joseph C., John G. and John B. Inv. mentions the shop, tools, iron and steel, etc. Samuel, shoemaker, referred in 1672, to land he had deeded to his honored father, T. C. of Char. before his death, some years past. The son Thomas, attorney for his bro. Matthew Williams, sold land at Marblehead 9 (10) 1662.

Thomas, servant of George Giddings, came in the Planter in 1635. Settled at Salisbury; planter; propr. 1639. Wife Mary; ch. Mary b. Oct. 6, 1641, (m. Joseph Lancaster,) Martha b. Feb. 1645, Martha b. March, 1647, Elizabeth b. April 1649, John b. May 18, 1650, Abigail b. Feb. 1652, (m. Stephen Flanders,) Samuel b. Oct. 2[illegible] 1653, Sarah (m. John Davis) [illegible]

His will dated Oct. 30, prob. Nov. 14, 1676, beq. to wife and to ch. John, Samuel, Mary, Martha, Elizabeth, Abigail and Sarah. [See Reg. XXXVI, 319.]

Rev. Thomas, b. about 1608, as he deposed 17 (10) 1662, came first to Dedham, where he was propr. 25 (2) 1637. Rem. to Watertown; frm. May 21, 1638. Became the first minister of the church of Woburn, ordained Nov. 22, 1642. [W.] Sold land in Cambridge 18 (6) 1643. Was a much honored pastor, doing much to shape the character of the growing town. Wife Mary; ch. Samuel b. 8 (6) 1640, Judith b. 15 (1) 1642, Theophilus b. 12 (4) 1645, d. 19 (12) 1649, Mary b. 13 (3) 1648, [Mdx. Files.] Thomas, Timothy. He deeded lands to his children before his death; referred to this in nunc. will, prob. Sept. [illegible] 1684. Beq. library to his eldest son Samuel; [illegible] be divided between his three sons and his dau. Mary after the death of his wife [illegible]

He d. Sept. [illegible] 1684, ae. 74 [illegible]. The sons Samuel, Thomas and Timothy, and their mother signed an agreement to abide by the will. "The children of my brother Thomas Carter, who is now in New England," are mentioned in the will of James Carter of Hinderclay, Suffolk, Eng. 8 Sept. 1655. [Reg. XXXVI, 319.]

CARTHWICK, CARTRICK,
Michael, carpenter, Ipswich, propr. 1635; recd. pay for work at the bridge and for carriage for the gun in 1642. Constable in 1646.

Will dated 16 (11) 1646, prob. 1647, beq. all to the care of his wife till son John is 21 years of age and dau. Mildred is 22 years old or married, when they shall receive their portions.

CARTWRIGHT,
Bethia, Salem, made will May 2, prob. May, 1640; beq. to sister Elizabeth Capon in Walderswick, Sussex, Eng., Mary, wife of George Newton of Salem, John Jackson, Jr. of Exeter, Margaret, wife of John J. of Sal., Elizabeth Pellem and Elizabeth Nickson.

CARVER,
Mr. John, a worthy pioneer, a capable, self-sacrificing man, a native of England; he emigrated to Leyden, Holland. One of the deacons of the Pilgrim church, sent to Eng. in 1617 to negotiate for an American home for the Colony; came in the Mayflower; signed the Compact in Cape Cod Bay, Nov. 11, 1620; after the signing he was chosen the first governor of Plymouth Colony; served with ability, but d. of sun-stroke in April, 1621. His wife Katharine who came with him d. in June, 1621. No ch. mentioned in Plymouth documents. His man, Roger White and a little boy, Jasper More, apprenticed to him, d. in the winter of 1620-1. His other man-servant, John Howland, and a boy, Wm. Latham, who came with him, lived here; [see their names.]

CARVER, cont.

Richard, husbandman, ae. 60, of Skratby, Eng., with wife Grace, ae. 40, ch. Elizabeth and Susanna, twins ae. 18, and servants Isaac Hart, ae. 22, Thomas Flege, ae. 21, Marable, (Mabel) Underwood, ae. 20, passed exam. to go to N. E. April 11, 1637. Settled at Watertown; yeoman.

Will dated 18 Dec., 1638, prob. 9 (7) 1641. Beq. to wife Grace and daus. Elizabeth and Susanna. [Reg. II, 262.]

Robert, planter, Marshfield, propr. 8 Sept., 1638, atba. 1643; frm. 7 June, 1648. Juryman, town officer.

He was bur. in April, 1680, "being 86 years old."

CARY,
James, draper, merchant, Charlestown, adm. chh. 3 (3) 1647. Clerk of writs 1650. He gave bond for the delivery of sugar Dec. 21, 1652. His wife Eleanor was adm. chh. 30 (9) 1642. She d. Nov. 9, 1697, ae. 80.

He d. Nov. 2, 1681, ae. 81. Will prob. April 4, 1682; wife and 5 ch.; Mehetabel, (m. Wm. Welstead,) (John b. 29 (5) 1642, James b. and d. in 1644,) Nathaniel b. 7 (1) 1645, Jonathan b. 15 (11) 1646, Elizabeth b. 23 (7) 1648, and Joanna. [Wyman.]

Nicholas, Salem, 1636. In court, 1637.

CASE,
Edward, Taunton, frm. Dec. 4, 1638; deputy, 1640.

CASSELL, CASWELL, CASEWELL,
Thomas, Taunton, atba. 1643. Ch. Stephen b. Feb. 15, 1648, Thomas b. Feb. 22, 1650, Peter b. Oct., 1652, Mary b. Aug., 1654, John b. July, 1656, Sarah b. Nov., 1658, William b. Sept. 15, 1660, Samuel b. Jan. 26, 1662, Elizabeth b. Jan. 10, 1664, Abigail b. Oct. 27, 1666, Esther b. June 4, 1669.

Will dated 28 Sept. 1691, codicil 16 March, 1696-7, inv. taken 30 March, prob. 14 Sept. 1697, beq. to ch. Stephen, Thomas, Peter, John, William, Samuel, Mary, Sarah, Hannah, Elizabeth, Abigail and Hester. Daniel Ramsdell was husband of Hannah.

CASTELL, CASTEELE,
Mr. John, a creditor of Wm. Swift of Watertown, 1642.

Robert, Ipswich, served in Pequot war; town voted him land in 1639, if demanded within a year.

CATLIN, see Kirtland.

CHACKSELL, CHACKSWELL, CHECKSELL,
John, Lynn, witness in court in 1647 and 1650.

CHADBOURNE,
William, Boston, 1644. Wife Mary; ch. Mary b. (10) 1644.

CHADWELL,
Richard, shipwright, Saugus, 1636. [Col. Rec.] Witness, Salem court, 1637. Law suit in 1641. [L.] See Sampson, John. Rem. to Sandwich. Propr. 3 April, 1637. He m. July 22, 1649, Katharine Presberry of S.

He d. Nov. 27, 1661. Will dated 22 (9), prob. 27 (10) 1681, beq. to son-in-law Lodewick Hawkse and his cosen Thomas, son of Moses Chadwell.

Thomas, bro. of Richard, shipwright, Salem, 1636; of Lynn; propr. 1638. Rem. to Sandwich before 1645. Res. at Charlestown in 1670; ret. to Lynn. [See George Davis.] Abigail, wife of Thomas, of Charlestown, made will 8 June, prob. 19 June, 1683; beq. to her husband; to sister Ann Pearson of Piscatag; to gr. son Joseph Goose and his sister Susanna Crosse; to sister Wheeler's daus.; refers to Joseph Goose's agreement, dated July 28, 1682.

He d. 27 Feb. 1683. Will dated 25 Feb., inv. taken June 18, 1684, beq. to son Moses; to M.'s wife Sarah and son Thomas; to dau. Ruth Needham.

CHADWICK,
Charles, Watertown, frm. May 18, 1631. Town officer, deputy.

He d. April 10, 1682, ae. 86. Will dated June 30, 1681, beq. to wife Elizabeth, (who d. Feb. 22, 1684,) kinsmen Thomas and John Chadwick; to the eldest son of Thomas and to Charles, eldest son of John. Jer. Norcross mentions "bro. Charles Chadwick."

VARNEY,

William, Ipswich. One of the appraisers of the est. of Thos. Cook (7) 1650. Inv. taken 1 (1), filed 30 (1) 1654.

VASSALL, VASSELL,

Mr. William, Esquire, came first in 1628, as one of the Assistants of the Mass. Bay Co. to Salem. Ret. to England with his family in the Lyon in 1630. [Du.] He came again in the Blessing, in July, 1635, ae. 42, with wife Ann, ae. 42, and ch. Judith, ae. 16, Francis, ae. 12, John, ae. 10, Ann, ae. 6, Margaret, ae. 2, and Mary, ae. 1. Settled at Roxbury. His wife joined the chh. in 1635. [E.] Rem. to Scituate. Adm. chh. Nov. 28, 1636. Took oath of allegiance to Plym. Col. Feb. 1, 1638-9. Town officer. His surveying instruments referred to in Plym. Col Rec. in 1642. Rem. to Marshfield; propr. 1643; town officer. Was not in sympathy with the attitude of Mass. Bay and Plymouth governments toward persons who differed from the received opinions in politics and religion; and used his influence for greater charity toward Quakers, etc. The elders expressed their disapproval of his utterances; the church of Plymouth sent him a message by John Cook, which is recorded in the book of the Second Church, Scituate, dated Apr. 14, 1645; hoping he would desist from proceedings intended, but questioning whether they would commune with him if he went on. He went to England in 1646 with a petition to Parliament for the liberty of English subjects.

He rem. to Barbadoes; died in 1655-6. Will dated 13 July, 1655, gave property to his son John; daus. Judith, (who m. April 8, 1640, Resolved White,) Frances, (m. July 16, 1640, James Adams,) Anna m. Nicholas Ware. Margaret and Mary. Part of these heirs sold their shares in certain lands 18 July, 1657. [Suff. De. III, 84.] [Reg. III, 286.]

VAUGHAN, VAUGHN, VAUHAN, VAHAN,

John, Watertown, 1633, propr. 1636. Sold land before 1642.

William, Springfield, propr.; leased his ground Jan. 10, 1644, to Rise Burdondon for 6 years.

VEAZIE, VEASIE, VEZAY, VESEY, VEZA, PHESE, FACY, FEASY,

Robert, Watertown, propr. 1630, died before 1642 when his widow Mary, having m. 2, George Parkhurst, sold land to William Parker. [Mdx. De. II, 68.] Robert [called face] who d. in 1656-7, and beq. to friend John Founell, may have been a child of his [illegible]

William, Braintree, frm. May 10, 1643. Bought house and land of James Covey in 1651. Wife Ellinor; ch. Hannah b. 18 (1) 1644, (m. 26 (7) 1665, John Greenleaf,) William b. 6 (8) 1647, Solomon b. 3 (11) 1650, Elizabeth b. 13 (8) 1653, Samuel b. 24 (6) 1656, Ellen b. 4 (3) 1659, (m. Feb. 20, 1680, Stephen Paine,) Mehetabel b. 17 (12) 1665, Mercy b. 20 (11) 1669, (m. 24 April, 1690, John Ruggles).

He d. June 16, 1681, ae. 65. [Gr. St.] The widow contracted marriage with John French 8 July, 1683. His will dated 30 June, prob. 27 July, 1681, beq. to wife Elen; sons William, Solomon, Samuel; to daus. Hannah Greneleafe, Abigail tayr, [Thayer,] Elen, Mehetabel and Mercy Veazy; to Christian Alison.

VENN,

Thomas, residence not mentioned, but probably in or near Boston. The Gen. Court promised May 29, 1644, to give him land in proportion to the stock taken in the Company by his father, Mr. John Venn, if he should show an order from his father therefor.

VENNER, VENNOR, VINOR,

Rebecca, Dorchester, memb. chh. about 1637.

Thomas, cooper, Salem, frm. March, 1637-8. Rem. to Boston. Ret. in 1651 to London and sold Boston lands, house and warehouse in 1656. Wife Alice; ch. Thomas bapt. [illegible] Hannah bapt. at Boston [illegible] (12) 1644, Samuel bapt. 18 (12) 1649. He was leader of the "Fifth Monarchy Riot," in London, and was executed Jan. 19, 1661. [Reg. XLVII, 437.]

VERY, VEREY, [see Giles,]

Thomas, Gloucester, propr. 1649. With wife Hannah sold land in 1661. [To. Rec.]

VEREN, VEREING,

Joshua, called a "repr", came in the James April 5, 1635. Settled at Salem; he and his wife Jane were adm. chh. 21 (4) 1640. Dorcas memb. chh. before 1636. She sold her farm in 1650. Hilliard adm. chh. 1 (9) 1648, Mary adm. chh. 21 (1) 1647. Hilliard deposed in 1658, ae. about 37 years.

Philip, "roopr," came in the James April 5, 1635. Settled at Salem; wheelwright; constable 10 (12) 1637; [Es. Court.] lawsuit in 1639. Wife Dorcas memb. chh. 1636. Rem. to Providence. [W.] Probably the "Verin" of whom W. narrates that he was punished because he would not allow his wife to attend Mr. Williams' meetings as often as she wished. Philip with wife Johanna sold land in 1661. Philip, Jr. adm. chh. 3 (4) 1640.

VERMAIS, VERMASE, see Fermaes.

VIALL, VYALL,

John, laborer, weaver, webster, Boston, 1639, adm. chh. 2 (3), frm. June 2, 1641. He sold house and land about 1659. Wife Mary adm. chh. 11 (5) 1641; ch. Hopestill, dau. b. 14 (6) 1639, (m. 1 July, 1659, William Shutt,) Mary b. 30 (9) 1641, (m. 26 Jan. 1658, John Sunderland,) John bapt. 2 (4) 1644, ae. about 5 days, Nathaniel bapt. 26 (5) 1646, ae. about 3 days, Marie bapt. 18 (1) 1649, ae. about 7 days, Sarah b. 14 March, 1651-2, Joseph b. 4 June, 1654, Abigail b. 21 Oct. 1656.

He rem. to Swansey; d. 26 Feb. 1685; inv. filed 6 June, 1687, by widow Elizabeth. Will devised to wife Elizabeth; to his children by her and to the six ch. of his first wife, viz. sons John and Nathaniel, and daus. Hopestill Pitts, Mary Burroughs, Sarah Moore, and Abigail [Magick.] John had the Ship tavern in Boston. Benj. was blind.

Jellyan, maidservant to Thomas Grubb, Boston, adm. chh. 13 (4) 1640.

VICKARY, VICKARS, VICKERY, VECKARE,

George, Salem, 1636. He rem. to Hull; propr. 1657. He m. Rebecca, dau. of David Phippen.

Admin. of his est. was gr. to his widow Rebecca, and son Jonathan "Vickary"; son George "Vickare" also signed admin. bond.

VERNAM,

Margaret, widow, one of Thomas Leverett's family, adm. chh. Boston 28 (12) 1635.

VINAL,

Stephen, Scituate, prop. frm. 5 March, 1638-9. Anna, spinster, [his widow?] recd. deed of land with other proprs. in 1648. She d Oct. 6, 1664; admin. of her est. gr. to Stephen and John V. [Reg. VI, 180.] Stephen m. Feb. 26, 1662, Mary Baker, Martha m. April, 1648, Isaac Chittenden.

VINCENT, VINSON, VINCETT,

Adrian, came in the Mary and John March 24, 1633-4.

Humphrey, Cambridge, propr. 1634. Rem. to Ipswich. Propr. 1637.

He d. Dec. 5, 1664. Will dated 1 (11) 1660, prob. 28 March, 1665; growing aged; beq. to Mr. Samuel Symonds and his dau. Martha, and to Thomas Harris.

Mr. John, Sandwich, had land grant 20 March, 1636-7. Frm. Oct. 1637.

Mary, Sandwich, m. 8 Nov. 1648, (man's name wanting), [Plym. Col. Rec.]

William, pot-maker, Saugus; applied for land at Salem (Marblehead,) in 1636; a tract laid out to him, his mother and his cosen Anthony Bucstone. Frm. May 10, 1643. Keeper of the ordinary; selectman. Wife Sarah adm. chh. with him 23 (11) 1650; testified, ae. about 40 years, in the case of Mr. Hinman vs. George Norton in 1660. [Wenham Chh. Rec.] He deposed in 1663, ae. about 53 years. Ch. Elizabeth b. May 16, 1644, John b. May 15, 1648, William b. Sept. 9, 1651, d. 1675, Richard d. 24 July, 1652, Jacob bapt. 11 (2) 1658, Richard b. Sept. 1, 1658, Thomas b. April 1, 1662, Abigail b. May 21, 1668, (m. Jacob Elwell). He sold land in 1684 to son-in-law Hugh Row.

He d. 17 Sept. 1690. The widow Rachel d. Feb. 16, 1707. His will dated 19 March, 1684, prob. 25 (9) 1690, beq. to wife Rachel, son John, dau. Abigail, dau. Sarah Parsons, the children of dec. daus. Gardenr and Ellery, gr. son John, son of John Cooke.

William, witness at Plymouth 1 Oct. 1638. May be the foregoing.

William, yeoman, of Bromfield, Essex, gave a bond, dated Aug. 25, 1636, in favor of

WHITAKER, see Whittier.

WHITCOMB, WHITCOMBE, WHITECOMBE, WHETCOMB,

John, planter, may be the Mr. W. who was to see the leather discharged at Salem in 1629. [Suff. De. I, xix.] Dorchester, planter; propr. 1636-9; rem. to Scituate; suit in court, 1639; atba. 1643; frm. 3 June, 1652. He res. at Lancaster about 1652. He petitioned 28 (10) 1658, being weak and aged, to be excused from paying Stephen Gates for swine killed by three of his sons. [Mdx. Files.] [illegible]

He d. April 6, 1683. Inv. [illegible] was taken 26 April, 1683. [illegible]

WHITE,

Anthony, Watertown, propr. at Sudbury, 1639. He m. at Wat. 8 (7) 1645, Grace Hall; ch. Abigail b. 21 (4) 1646, John b. Feb. 25, 1648-9, Mary b. March 1, 1650, (m. Jacob Willard).

He d. March, 1686.

Charity, singlewoman, Boston, adm. chh. 13 (4) 1641; propr. 1648. She d. 28 Jan. 1660. Admin. Feb. 1, 1660. Beq. house and lands to the church; rest of her est. to Deliverance, dau. of Miles Tarne. [Reg. X, 265, and XXXI, 178.]

Edward, husbandman, ae. 42, with wife Martha, ae. 39, and daus. Martha, ae. 10, and Mary, ae. 8, came in the Abigail, June 22, 1635, cert. from the parish of Craibroke, (Cranbrook,) co. Kent, Eng. Settled at Dorchester; frm. May 26, 1647. Propr. Ch. rec. at Dorch.; James b. Jan. 1, 1637, John bapt. 16 (10) 1639.

Edward, Roxbury, propr. Ch. Zechariah b. Aug. 5, 1642, Samuel b. Feb. 27, 1644, Eliezer b. 12 (10) 1646.

Edward, Charlestown, d. Jan. 13, 1648; inv. of his est. taken by George Hepburne and Samuel Adams.

Edmund, Watertown, propr. 1637.

Emanuel, Watertown, propr. 1636; rem. to Yarmouth; atba. 1643; frm. 7 June, 1642; town officer. Wife Katharine; they adopted Alice [illegible] years old Nov. 10, 1683, for the term of [illegible] years. [W.] [illegible]

Francis, ae. 24, came in the Elizabeth April 17, 1635.

WHITE, cont.

Goyen, Gowen, or Going, planter, Scituate, propr.; town officer 1644. He m. Oct. 15, 1638, Elizabeth Ward, servant to Mr. Hatherly. Sold land 9 Dec. 1654.

Inv. taken Dec. 8, 1664, and pres. on the oaths of Timothy and Joseph White 8 Dec. 1664.

James, Marblehead, 1633. [Col. Rec.]

John, embarked for New Eng. June 22, 1632. Settled at Cambridge. Frm. March 4, 1632-3. Propr. 1633; town officer, 1634; sold lands Oct. 20, 1635 [illegible] Towne [illegible] ford, Conn. One of the [illegible] ley, deputy [illegible] Wife Mary; ch. Mary, [illegible] (Jonathan Gilbert,) Nathaniel, John, Daniel, Sarah, (m. 1, Stephen Taylor, 2, Barnabas Hinsdale, 3, Walter Hickson,) Jacob.

He d. at Hartford, Conn. about Dec. 17, 1683.

John, yeoman, Lynn, propr. 1638. Salem, recd. inhabitant and granted 60 acres of land 8 (6) 1639. Propr. at Wenham (Enon) in 1642. Rem. to Lancaster. Wife Joane adm. chh. 26 (12) 1642, dism. to Wenham chh. 10 (2) 1645. Ch. Sarah bapt. 9 (2) 1643, Josiah bapt. 4 (4) 1643, Ruth bapt. 8 (7) 1644.

Will prob. 27 (4) 1673. Son Josiah; Ruth, widow of dec. son Thomas, her son Thomas and other ch.; daus. Joane, Elizabeth, Marie and Sara, already married; youngest dau. Hannah who has lived with him.

John, merchant, Watertown, before Gen. Court, 1636; [W.] propr. 1642; bought land on the South side of Charles river 4 (1) 1646. Rem. to Boston; with wife Frances sold land at Wat. 4 (8) 1653. Ch. John, Joseph, Benjamin, Mary, of sister White of Watertown, bapt. at Roxbury 6 (4) 1652; Mary, ch. of John W., bur. at Rox. 26 (3) 1669. His son Joseph was apprenticed May 22, 1646, for 7 years, to Samson Shore, tailor, of Boston. [Col. Rec.] [illegible]

He d. April 15, 1691; will dated 2 days earlier; beq. to wife Frances and three sons [illegible] Joseph and Benjamin, and [illegible] John, Benjamin [illegible] Joseph and Mary [illegible] alogy [illegible]

Nicholas, Weymouth, propr. 1643; frm. [illegible]

WHITE, cont.

May 10, 1643. Res. at Dorchester, 1653; propr.

Richard, carpenter, ae. 30, came in the Elizabeth and Ann in May, 1635. Settled at Charlestown; propr. and res. 3 (11) 1636-7. Rem. to Sudbury; propr. 1639.

Admin. of his est. gr. in Essex Court 30 (4) 1663, to widow Smith.

Robert, admin. of his est. gr. by the Gen. Court 4 Aug. 1635, to William Stitson of Charlestown.

[illegible] Thomas, yeoman, Cambridge, frm. March 3, 1635-6. Watertown, propr.; sold in 1640 a house he had bought of William Swift. Bought land at Sudbury; rem. thither; propr. 1640; town officer, 1642; Deputy, 1637. Rem. to Charlestown. Sold land at Sud. in 1654. Wife Margaret d. at Sud. 17 Nov. 1649.

He d. 6 (3) 1664. Widow Susanna d. March 6, 1686-7, ae. 89. Will prob. March 29, 1687; children Thomas, John, Mary, Sarah.

Thomas, Weymouth, propr. 1643; deposed to the will of Anne Looman 21 (8) 1659, ae. about 60 years. [Reg. IX, 142.]

Will dated 5 July, prob. 28 Aug. 1679, beq. to sons Joseph, Samuel, Thomas, Ebenezer and dau. Hannah; gr. ch. Lydia, Mary and Ebenezer White, and Hannah Baxter; pastor Samuel Torrey and elder Edward Bate.

Mr. William, wool-carder, young man, from England, married at Leyden, Holland, Jan. 27, 1612, Anna Fuller, maid, of England. Her full name was Susanna. They came in the Mayflower to Plymouth. They brought one child, Resolved, and had a second son, Peregrine, born on board the Mayflower in Cape Cod harbour, in Dec. 1620. They also brought 2 servants, William Holbeck and Edward Thomson, who d. soon after the landing.

He d. Feb. 21, 1621-2. His widow m. 2, Gov. Edward Winslow. The son Resolved, ae. about 63 years, deposed relative to an occurrence at Salem, in 1678. [Es. Files XXXI, 113.]

William, husbandman, came in the [illegible] Mary and John in March, 1633-4. Settled at Ipswich; propr. 1634; frm. June 22, 1642. Rem. to Haverhill about 1642. Propr. town officer. Wife Mary d. Feb. 22, 1681;

WHITE, cont.

he m. Sept. 21, 1682, Sarah Foster. She ret. to Ips. after his death and d. there. His son John's will was prob. 13 (2) 1669.

He d. Sept. 28, 1690, ae. about 80 years.

William, ae. 14, came in the Increase April 15, 1635.

William, bricklayer, Boston, 1646. Witnessed Maverick's deed in 1649. Wife Elizabeth; she d., and he m. 4 (6) 1653, Phillip Wood, who d. 5 (5) 1654; ch. Cornelius b. 7 (11) 1646, Dorcas b. 19 April, 1654, d. 30 (7) 1655.

Will dated at Boston 13 Oct. prob. 31 (11) 1673, beq. to wife; to sons Isaac and Cornelius his salt-works, soap-works, mills, stone-cutter's tools, soddering tools, etc.; to dau. Susanna, wife of Thos. Waggett; to son William; to daus. Elizabeth, wife of Benjamin Harnden, Margaret, wife of Thomas Wallen and Ursula, wife of John Bennet.

WHITLE,

John, before Gen. Court in 1636.

WHITFIELD,

Edward, [Reading,] estated a tract of land at R. upon Sarah, dau. of Ralph Root; this she and her father sold to Thomas Taylor; deed confirmed by Gen. Court 17 Oct. 1649.

WHITTAKER, see Whittier.

WHITEHAND,

George, Charlestown, propr. [illegible] 7 (6) 1633. Rem. to Woburn; propr. 1641. Wife Alice; ch. Loyis bapt. 31 (6) 1633, Anna bapt. 13 (10) 1636.

WHITEHEAD,

Samuel, Cambridge, propr. 1634.

WHITEMORE, WHITTEMORE, WHITEMORE, WHETEMORE, WHITMORE,

Lawrence, husbandman, ae. 63, with wife Elizabeth, ae. 57, came in the Hopewell in April, 1635. Settled at Roxbury. Adm. chh. 1635; frm. April 18, 1637. Propr. His wife d. Feb. 18, 1642; he was bur. 24 (9) 1644, ae. 80. [Rox. Rec.]

Thomas, Charlestown. Rem. to Mystic side (Malden); signed petition with neighbors for better privileges in 1640. [illegible]

WINSLOW, cont.
of his dau. Sarah Meddlecott; to Parnell, dau. of his son Isaac; to the children of his dau. Latham; to son Edward's children; to son Edward Grey's children which he had by my dau. Mary; to son Joseph's two children; to gr. ch. Mary Harris' two children; to kinsman Josiah Winslow, governor of New Plymouth; to bro. Josiah; to kinswoman Eleanor Baker, dau. of my bro. Kenelm; to Mr. Paddy's widow; to negro girl Jane her freedom after 20 years.

Josiah, bro. of Edward, bapt. Feb. 16, 1605-6; was sent over as an accountant to Mr. Shirley in 1631 to Plymouth. Settled at Marshfield; frm. 1633; deputy 1643. Ch. Elizabeth b. Sept. 24, 1637, Jonathan b. Aug. 8, 1638, Margaret b. July 16, 1640, Rebecca b. July 15, 1643, Hannah b. 30 Nov. 1644. He was bur. Dec. 1, 1674, in his 69th year. Will prob. 1 March, 1674-5, beq. to his four daus.; to gr. ch. Hannah Miller, living with his wife; to Mr. Samuel Arnold, the teacher. The will was declared void in regard to his bequeathing house and lands at Marshfield after having previously given them to his son Josiah; otherwise the will was declared in force. Widow Margaret exec.

Kenelm, bro. of Edward, joiner, bapt. May 3, 1599. Came to Marshfield; frm. 1633. He m. in June, 1634, Ellen or Eleanor, widow of John Adams.

He d. at Salem Sept. 13, 1672; his widow Ellen was bur. Dec. 5, 1682, ae. 83 years. His will dated 8 Aug.; testified before Wm. Hawthorne, was prob. at Plymouth 5 June, 1673. Certain estate, formerly given to son Kenelme; wife Ellinor's est. to go to son Nathaniel after her decease; son Job; dau. Ellinor; gr. ch. Kenelme Baker, Mary Adams and others not specified.

WINSOR, see Windsor.

WINTER,
Christopher, planter, Plymouth and Scituate, atba. 1643. He m. about 4 Sept. 1638, Mrs. Jane Cooper. [See Church and Court Records.]

Christopher, Marshfield, made will 6 (7) 1680, prob. 5 March, 1683-4. Daus. Mary Read, Naomy Turner, Anna Badson, Martha Huett; grandch. Mary and John Read, Solomon, Bridget and Elizabeth Huett [illegible]

WINTER, cont.
man Christopher, son of Timothy Winter of Braintree.

John, Scituate, prop. frm. 5 Nov. 1638-9; atba. 1643. His son John bapt. April 1, 1638. [His wife] Katharine d. 19 Dec. 1653.

John, tanner, Watertown, propr. 1636.
He d. 14 (2) 1662, ae. about 90 years. Will mentions sons Richard and Thomas, late of London; son John of Wat.; dau. Alice Lachman of London.

William, Lynn. He deposed in 1657, ae. about 73 years, respecting Thomas Dexter's buying Nahant of the Indian called Blacke Will or Duke William for a suit of clothes. He was presented to the Court in 1641 for speaking against baptism of infants [illegible] and his son Josias Hale and his dau. Emma Hale were legatees in the will of Hugh Churchman in 1640. [illegible]

WINTHROP, [illegible]
John, Esquire, son of Adam Winthrop of Groton, co. Suffolk, Eng., was born Jan. 12, 1587-8. [illegible]
He was elected governor of the Mass. Bay Company in London, Oct. 20, 1629; the Co. having voted to combine in one person the two offices previously existing, the moderator of the Company's deliberations and the executive officer of the plantation. He sailed from the Cowes Easter Monday, March 29, 1630, in the Arbella, and arrived at Cape Ann June 12, 1630, at "Mattachusetts" June 17. His letters to his wife and others, (preserved in his History of New England,) describe the arrival of other vessels at "Charleton" July 1; he dated letters at that point up to Aug. 14; first dates at Boston Nov. 29, 1630. He received the reins of government from Gov. Endecott, whose term had expired; and entered at once upon a wonderful career of office and influence. His History of New England is the most complete mirror of the life and spirit of that day; referred to in this work as W.
He married 1, April 16, 1605, Mary, dau. of John Forth, who was bur. June 26, 1615; he m. 2, Dec. 6, 1615, Thomasine, dau. of William Clopton, who d. Dec. 8, 1616; he m. 3, April 29, 1618, Margaret, dau. of Sir John Tindall, Knight, b. about 1590, who came to Boston a year after him, and d. June 14, 1647; he m. 4, Dec. [illegible] 1647, Martha, dau. of [illegible]

WINTHROP, cont.
Capt. William Rainsborough, and widow of Capt. Thomas Coytmore of Charlestown; she survived him, and m. John Cogan. Children: John, (became governor of Conn.,) Henry, Forth, Mary, Anna, Stephen, Adam, Deane, Nathaniel, Samuel, William bapt. in Boston 26 (6) 1631, Sarah, Joshua bapt. 17 (10) 1648, d. 11 (11) 1651.
He died March 26, 1649. [E.]

WISE, WISSE, (sometimes incorrectly writen Wife and Wiffe,) see Wyeth,
Elizabeth, a widow, memb. chh. Roxbury about 1634. [E.]

Jane, widow, Roxbury, bur. April, 1637.

Humphrey, husbandman, Ipswich, propr. 1635; d. in 1638. Ipswich Court considered his estate 26 March, 1639. The widow Susan had m. Samuel Greenfield, formerly of Salem; the Court allowed them to admin., to sell the house, lands and goods; G. gave bonds to bring up the five children, Benjamin, Joseph, Em, Sarah and Ann, and pay them their portions at age. Benj. was apprenticed to Abraham Perkins for 7 years.

John, Cambridge, d. 9 (7) 1644.

Joseph, Roxbury, propr. about 1640. Mortg. house, malthouse and kiln 25 (6) 1647. Wife Mary memb. chh.; ch. Joseph bapt. April 1, 1643, Joseph and Jeremiah bapt. 3 (3) 1646, Sarah bapt. 26 (10) 1647, (m. June 30, 1669, Caleb Lamb,) Mary bapt. 3 (12) 1649, John bapt. Aug. 15, 1652, Henry bapt. 4 (1) 1654, Bethia bapt. 10 (2) 1657, Katharine bapt. 10 (8) 1658, Benjamin b. and d. 1660, William bapt. 9 (1) 1661, Benjamin b. and d. 1664, Abigail bapt. 24 (4) 1666.
He d. Sept. 12, 1684. Admin. was gr. 15 Sept. 1684, to his widow and son John, of Chebacto, co. of Essex, minister. His widow Mary d. Aug. 4, 1693.

WISEWALL, WISWELL, WISWALL,
John, iron-monger, Dorchester, propr.; frm. March 14, 1638-9. Deacon, deputy; chosen ruling elder, but declined; afterward accepted the office in Boston, to which he removed about 1669. Mortg. land in Dorch. 7 Nov. 1668. Wife Margaret adm. chh. with him about 1636. See letter to them from her parents, Thomas and Ann Smith in Eng. dated May 11, 1660, referring to their relatives, either Wiswall or Smith. [Mass. Arch.]

WISEWALL, etc., cont.
printed in Reg. VII, 273.] Ch. John. [Suff. De.] Rebecca b. 3 (6) 1639, Deborah bapt. 30 (3) 1641, (m. Wm. Cheney, Jr.,) Sarah b. 19 (12) bapt. 26 (12) 1642-3, Lydia bapt. 13 (2) 1645, Mary, (m. Mahaleel Munnings,) Benjamin bapt. 16 (2) 1649, Martha b. 23 (12) 1651, about 11 o'clock at night & bapt. 14 (1) 1652.
Will dated 9 July, prob. 24 Aug. 1687, beq. to son John, dau. Hannah Overman, dau. Fisher and her ch., son and dau. Cutter, son Matthew and dau. Johnson, dau. Lydia Ballard's ch., dau. Mary Emans, son [Henry] and dau. Mountfort. The inv. filed 14 Feb. 1687: iron ware; lands in Bo. and Dorch., etc.; refers to gr. ch. Benjamin Cheney and Jacob and Samuel Royal.

Thomas, Dorchester, propr., memb. chh. about 1636 with wife Elizabeth. He deeded houses and lands at Dorch. 25 (9) 1657, to his son Enoch, who was about to marry Elizabeth, dau. of Mr. John Oliver. His dau. Hester m. "Captin Johnson's son" and was dism. 24 (1) 1661-2 to the chh. of Woburn. He was dism. 5 (4) 1664, for the beginning of a chh. at Cambridge Village, and was there chosen ruling elder. [Dorch. Chh. Rec.] Ch. Enoch, Noah bapt. 30 (10) 1638, Ebenezer b. 8 (12) 1641, bapt. 9 (4) 1650, Hester, (m. — Johnson).

WISEMAN,
James, Braintree, had grant of land for 3 heads 24 (12) 1639. Ch. James b. 8 (8) 1640, Mercie b. 28 (1) 1643.
Will, dated 7 Feb. 1680, prob. 3 May, 1681, beq. to son James; dau. Martha Vearin and her 5 ch. John, Thomas, James, Joseph and Ebenezer; to youngest dau. Sarah.

John J. CRAPC. Mo Le

WITCHFIELD,
John, embarked for N E. June 22, 1632; settled at Dorchester; propr.; frm. June 11, 1633. Rem. to Windsor, Conn. Ruling elder. His wife d. 26 April, [1657,] and he m. Margaret, widow of Edward Goffe of Cambridge.
Margaret, of Windsor upon Canoeticoate River, d. at Cambridge about the end of the 4th month, 1667; made will 21 April, 1663, prob. 5 (8) 1668; beq. to her husband; to her daus. Hannah and Abia Goffe; to the children of dec. sister Jane Winship; to Edward and Deborah, ch. of Samuel G.; to dau.-in-law Elizabeth Hayward, and others.

WINDOWE, etc, cont.
cer, 1654. He m. March 30, 1659, Bridget, widow of Henry Travers.

Will dated 2 May, prob. 7 (4) 1665, beq. to wife Bridget and her son James Travers; dau. Ann; son-in-law Anthony, committing him to the care of his uncle Bennett; dau.-in-law Elizabeth Bennett a Bible that was her father's; Richard Goding. Inv. of the est. of the widow was taken 9 Oct. 1673.

WINDSOR, WINSOR, WINSWORTH,

John, Scituate. He m. Oct. 15, 1638, Hannah Syllice.

The inv. of his est., taken by John Andrews, John Blowar and Bernard Harris, was filed at Boston 15 Feb. 1666, and admin. gr. to James Neighbor.

Joseph, Sandwich, 1638, atba. 1643.

Robert, turner, Boston. His wife Rebecca adm. chh. 12 (8) 1644; approved to keep a cooks shop 29 (2) 1672. She d. "an antient wido," Jan. 28, 1697. Ch. John b. 10 (12) 1644, Joshua bapt. 13 (4) 1647, ae. about 7 days, Mary bapt. 30 (10) 1649, ae. about 11 days, Thomas b. Sept. 30, 1652, Rebecca b. Dec. 20, 1654, Constance b. May 17, 1657, Thomas b. Oct. 11, 1659, Sarah b. May 17, 1662, Samuel b. Sept. 18, 1664, *William* bapt. Sept. 25, 1664, Lydia b. Aug. 11, 1666, John b. April 22, 1669.

WINES, WIND, WINDS, WINDES,

Barnabas, Watertown, propr., frm. May 6, 1635. He sold planting ground in 1642. Rem. to Conn., thence to Southold, L. I. before 1662.

Faintnot, flax-dresser, Charlestown, inhabitant and propr. 1635, frm. May 29, 1644.

He d. Feb. 25, 1664. Will dated 1 Sept. 1663, prob. 20 (4) 1665, beq. to wife Bridget; to the children of my cousin Nicholas which he had by cousin Hester W.; to the ch. of cousin Elizabeth Harsnett, now wife to [Ephraim] Pope, namely John Bacon, Ephraim and Elizabeth P.; to bro. Daniel W.; to cousin Peter Churchman's children.

WING,

Deborah, dau. of Rev. Stephen Bachiler, m. Rev. John Wing. He resided at Sandwich, Eng., then at Hanbury. Rem. to Flushing, Zealand, where he was pastor of the Puritan church; then resided at the Hague where he d. about 1629. The widow

WING, cont.
came to New Eng. bringing three sons, Daniel, John and Stephen, leaving son Matthew in Eng. Settled at Sandwich.

Daniel, Sandwich, atba. 1643. Ch. Hannah b. July 28, 1642, Lydia b. May 23, 1647, Samuel b. Aug. 28, 1652, Hephsibah b. Nov. 7, 1654, John b. Nov. 14, 1656, Beulah b. Nov. 16, 1658.

He d., and inv. of his small estate was presented May 3, 1659, by his bros. John and Stephen; est. confirmed to his children. [Reg. V, 387, XXXVIII, 376, XXXIX, 192, and XL, 325.]

John, bro. of Daniel, Sandwich, creditor of Thos. Hampton, 1637; propr. 1640; rem. to Yarmouth. Ch. Ephraim b. 30 May, 1648, drowned in the snow 11 Dec. 1648; Joseph b. 2 Sept. 1650. John Wing that married one of the daughters of James Davis is mentioned in the probate papers of Davis. [Reg. XI, 340.] He deposed in case of Francis Dent, before Gen. Court, in 1638-9.

He made will 2 May 1696, grown aged; prob. Aug. 10, 1699. Beq. to wife Meriam, sons Joseph and Ananias [illegible] ch. John and Elnathan [illegible] Susanna [illegible] and Oseah Turner. The widow Miriam's will dated at Harwich May 24, 1701, was prob. Jan. 8, 1702-3; kinsman Deane Smith, son of her kinswoman Bethia S. of Manamolet.

Robert, ae. 60, with wife Judith, ae. 43, came in the Francis of Ipswich April 30, 1634. Settled at Boston; laborer, adm. chh. 8 (8) 1642. Sent a message July 26, 1641, to his cousin Wing of Lomford, dwelling in Ladyes place, by Dedham, Eng. [L.] He was before the Court 11 Nov. 1647; was discharged as being a poor man with 4 small children and nothing to live upon, and 80 years of age. Wife Johanna; ch. John b. 22 (5) 1637, Hannah b. 14 (12) 1639, Jacob b. 31 (5) 1642, Elizabeth b. (6) 1644, (m. April 3, 1661, John Walley,) Joseph b. 13 (4) 1646, Benjamin b. 11 (12) 1648.

He d. 24 (9) 1651; nunc. will prob. 3 (10) 1651. All to wife Johanna, praying her to be good to his children. The Court ordered that she should be responsible to the four children she had by him. [Reg. IV, 54.]

Stephen, bro. of Daniel, Sandwich, 1640. Wife "Osith" d. April 29, 1654. He

WING, cont.
m. 2, 7 (11) 1654, Sarah Briggs. Ch. Deborah b. 10 Oct. 1648, Ephraim b. 2 April, 1649, Mercy or Mary b. 13 Nov. 1650, Stephen b. Sept. 2, 1656, Sarah b. Feb. 5, 1658, John b. Sept. 25, 1656, Sarah b. Feb. 5, 1658, John b. Sept. 25, 1661, Abigail b. May 1, 1664, Ebenezer b. 11 (5) 1671, Matthew b. 1 (1) 1673.

WINN, WINNE, WYNN,

Edward, carpenter, hired at Broughton, Eng. and brought over to N. E. by Barnabas Davis with his family about 1639. [L.] Settled at Woburn. Propr. 1640. Frm. 5 (10) 1643. His wife Joanna or Jane d. March 8, 1648-9. He deposed 17 June, 1670, ae. about 71 years. He m. Aug. 10, 1649, Sarah Beal. She deposed 7 (8) 1668, ae. about 60 years. [Mdx. Files.] Ch. Ann, (m. Sept. 26, 1648, Moses Cleveland,) Elizabeth, (m. May 21, 1649, George Polly,) Increase b. 5 (10) 1641. She d. March 15, 1679-80.

He d. Sept. 5, 1682.

Mr., at Marshfield; his "man" enrolled as atba. 1643.

WINSHIP, WINSHEP, WINDSHIP, WINCHIP,

Edward, Cambridge, propr. 1635. Serg. 1643. Deputy; town officer. Sold his share in the Billerica lands, including one share that "was his father Parks." Wife Elizabeth memb. with him in 1658; ch. by first wife Jane, also a memb. Camb. chh. Sarah, Mary, Ephraim and Joanna; ch. by Elizabeth: Edward, Abigail, Samuel, Joseph bapt. Aug. 25, 1661, Margery bapt. Feb. 5, 1664, Mehitabel bapt. Nov. 17, 1667; all b. and bapt. in Camb. [Ml.]

He d. Dec. 2, 1688, in his 70th year; his widow Elizabeth d. 19 Sept. 1690, in her 58th year. [Gr. St.] His will dated Sept. 16, 1685, prob. Oct. 1, 1689, beq. to sons Ephraim, Edward, Samuel, Joseph, daus. Mary, Elizabeth, Abigail, Margery, Joannah and Mehitabel and wife. Bros. Samuel Stone and John Greene overseers. The widow, Oct. 18, 1689, beq. to her 3 sons Edward, Samuel and Joseph; and to her 4 daus. Elizabeth, Abigail, Margery and Mehetabel; also to Mary Brown and her sister Joanna. [See Goffe and Witchfield.]

WINSLEY, WENSLEY, WINSLOW,

Mr. Samuel, planter, Salisbury, 6 (7) 1638. [Col. Rec.] Frm. May 22, 1638. Surveyor of the arms, 1 Sept. 1640; seller of strong waters, 1654; deputy. His wife Elizabeth d. June 2, 1649; he m. 2, Ann —, who d. March 21, 1676-7. Ch. Deborah, (m. John Weed,) Samuel, Nathaniel, (see North. Ephraim b. April 15, 1641, Elisha b. May 30, 1640.

He d. June 2, 1663. Inv. and admin. o his est. by son Samuel in Oct. folg. Th inv. of the est. of the widow mentions a bil of Wm. Buswell for 4 years, 5 months diet [Es. Inst. Col. VII.]

WINSLOW,

Edward, printer, son of Edward Winslow, Esquire, b. at Droitwich, Eng. Oct. 1 1595; res. at London. Rem. to Leyden, Hol land. There he married, May 6, 1614, Eliz abeth Barker of Chatsun, Eng. He came i the Mayflower; signed the Compact; settle at Plymouth. Was one of the Trading co. agent of the Colony; magistrate, Assistant and in 1644 was chosen Governor. He wrote Hypocrisy Unmasked, Good News from New England, and numerous important letters. Was a man of large powers and deep devotion to the interests of the Colony. He brought with him his wife, two men-servants, George Sowle and Elias Story, and a little girl who had been placed in his care Ellen More; she d. in 1621. His wife d. soon after coming, and he m. 2, May 12, 1621, Susanna, widow of Mr. William White; sh survived him, and d. Oct. 1, 1680.

He d. at sea May 8, 1655. Ch. Edward John, Josiah, Elizabeth.

Gilbert, bro. of Edward, bapt. Oct. 2 1600, came in the Mayflower; signed th Compact; drew lots in Plymouth in 162 Ret. after a few years to Eng. and d. ther

John, bro. of Edward, yeoman, bap April 18, 1597, came to Plymouth in the Fo tune in 1621. He rem. to Boston in 165 Bought the mansion of the late Antip Boice 19 Sept. 1671. Wife Mary came wi him to Plymouth, and drew share in catt in 1627. Ch. Sarah, (m. in Bo. 19 July, 166 Myles Standish, Jr.,) Benjamin b. at Plyr 12 Aug. 1653.

Will dated 12 March, 1673, prob. 21 Ma 1674. Beq. to wife Mary; sons Benjam Edward, and John; to William Payne, s

From
Shareholder
JOHN JENNINGS CRAPO, PRO SE ("JOHN CRAPO")
14 MAY 2004
to: IDACORP INC Corporate ("Corp")
SECRETARY ("SECY")
MR ROBERT W STAHMAN, ESQUIRE
VIA CERTIFIED MAIL RETURN RECEIPT
REQUESTED
EXHIBITS ~~THREE(03)~~ FOUR(04) exhibits

SECTION ONE(01)

COPY LETTER TWO(02) PP.
From
MS KATHY BLICKENSTAFF
~~April 28 2004~~
"IDACORP INC SHAREHOLDER"
April 28 2004
COPY my Letter (one(01) page
to said MS BLICKENSTAFF
May 08TH(EIGHTH) 2004

JJC/jjc

4215 Country Club Dr.
Boise, Idaho, 83705
April 28, 2004

Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, Massachusetts

Dear Mr. Crapo:

I am writing to applaud you for introducing the proposal to be voted on at the next stockholders meeting of IDACORP.

I have sent in my proxy supporting your proposal (for what little good it will do) and I hope by some miracle that it passes. It is a sound suggestion and would put some accountability into the way money is given.

It seems to me, with the number of shares of stock which you hold, that you should be on the board! I see the same names appearing on many of the executive boards of various corporations and companies in Idaho. A sort of corporate incest.

A very minor stockholder,

Kathy Blickenstaff

Kathy Blickenstaff
4215 Country Club Drive • Boise, Idaho 83705


BOISE ID 837 AFCS IT
PM
APR
2004


GREETING
FROM
Far Far Away
USA

Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, Mass. 02140-0002

02140+0002

MR JOHN J. CRAPO. PRO SE
AA, ABE. Homeless Person

08 May 2004

Via Certified mail
return receipt requested

PAID J.J. CRAPO pro se

Dear Ms Blickenstaff:

I Write in midst of seriously inconvenient, threatening and troubling circumstances.

I'M brief (This Voided!)

I'm calling to the attention of the company your letter

PAID J.J. CRAPO pro se

Sincerely

(Mr) John Jennings Crapo, Pro Se

JJC/jjc

sHareholder JOHN CRAPO to
IDACORP CORP SECY MR STAHMAN
14 May 2004

three(03)
~~Two(02)~~

Section Two(02) ~~Four(04)~~ pages
Re: Late Mr Mark John Dalton

Copy article ~~one(01) page~~
printed one side
~~Re: Late MR~~
~~Mark John Dalton~~
~~May 05 2004~~
May 05
2004

copy article re:
His Excellency MR W. "Mitt" Romney
Govnr april 04 2004
Two(02) pages
printed one(01) side

JJC/jjc

'This is something we requested over many years, so fast track is something I'm not familiar with in that regard.' GOV. MITT ROMNEY

JOHN J. CRAPO. Pro Se

STAFF PHOTO BY STUART CAHILL

WATER FIGHT: A state employee drives past a puddle in front of Gov. Mitt Romney's house in Belmont. State Rep. James Marzilli said the drainage snafu should not get public funds before Spy Pond's problems are dealt with.

Rep to Romney: Better get Drano

JJC/jjc JOHN J. CRAPO. Pro Se

By STEVE MARANTZ

Gov. Mitt Romney's drainage problem at his Belmont home should not receive a dollar of public subsidy until a nearby pond is cleaned up, an Arlington lawmaker said yesterday.

A proposal before Belmont's Town Meeting to allocate $172,000 to eliminate puddling on Romney's property should be postponed until the state repairs the drainage damage to Spy Pond in Arlington, Rep. James Marzilli (D-Arlington) said.

Romney's home and Spy Pond are subject to the same storm runoff from a hill that encompasses Belmont and Arlington, he said.

"The difference is that a couple of dozen people live on Mitt Romney's street, while a quarter million people from Arlington, Cambridge, Belmont and Somerville use Spy Pond," Marzilli said.

The Herald reported yesterday that officials made the Marsh Street project the lone earmarking in a $1.1 million roadway improvement plan. One selectman defended the fast-tracked plan because Romney might someday help Belmont at the State House.

After being contacted by the Herald, Romney said he would ask that the project be delayed until he leaves office.

Marzilli, responding to the report, said sand dropped by the Massachusetts Highway Department on Route 2 has washed into nearby Spy Pond and created a sand bar threatening the health of the pond.

A Highway Department spokesman said yesterday that the sand bar cannot be removed because dangerous chemicals and pollutants would be released.

"As one of the residents of the town, I hope I get the same treatment as everyone else and, if we've got a water problem, deal with it after I'm out of office," Romney said.

Romney denied the project was fast-tracked until the Herald inquired about it.

"This is something we requested over many years, so fast track is something I'm not familiar with in that regard," Romney said.

Mailman threats disrupt postal service

By FRANCI RICHARDSON

Nearly three weeks after a group of threatening youths taunted a letter carrier, mail service resumed yesterday, but not without the Fall River mayor demanding an explanation for why service was halted in the entire area.

"I think if postal workers are having a difficult time, it needs to be addressed," Fall River Mayor Ed Lambert said yesterday. "But I'm not sure the way to address it is to inconvenience everyone."

On April 3, a male letter carrier was taunted by a bunch of foul-mouthed, bat-wielding youths as he tried to complete his route at the property run by the housing authority.

"It caused him to fear for his safety," said Christine Dugas, spokeswoman for the post office. "There was a very strong safety concern in this area."

Service was stopped the next day, and local residents were forced to pick up their own mail at the post office.

After postal carriers were assured a similar incident would not occur again, service was resumed Thursday. The letter carrier, who was not identified, was escorted yesterday along his route by a supervisor. Postal officials also have requested that more police patrol the area during the delivery time, Dugas said.

But Lambert is hoping for a meeting with officials Monday.

"They need to take action against who is causing the problem and not inconvenience the majority of the people who live there," he said.

'This is something we requested over many years, so fast track is something I'm not familiar with in that regard.' GOV. MITT ROMNEY

JOHN J. CRAPO, Pro Se

STAFF PHOTO BY STUART CAHILL

WATER FIGHT: A state employee drives past a puddle in front of Gov. Mitt Romney's house in Belmont. State Rep. James Marzilli said the drainage snafu should not get public funds before Spy Pond's problems are dealt with.

Rep to Romney: Better get Drano

JJC/jjc

JOHN J. CRAPO, Pro Se

By STEVE MARANTZ

Gov. Mitt Romney's drainage problem at his Belmont home should not receive a dollar of public subsidy until a nearby pond is cleaned up, an Arlington lawmaker said yesterday.

A proposal before Belmont's Town Meeting to allocate $172,000 to eliminate puddling on Romney's property should be postponed until the state repairs the drainage damage to Spy Pond in Arlington, Rep. James Marzilli (D-Arlington) said.

Romney's home and Spy Pond are subject to the same storm runoff from a hill that encompasses Belmont and Arlington, he said.

"The difference is that a couple of dozen people live on Mitt Romney's street, while a quarter million people from Arlington, Cambridge, Belmont and Somerville use Spy Pond," Marzilli said.

The Herald reported yesterday that officials made the Marsh Street project the lone earmarking in a $1.1 million roadway improvement plan. One selectman defended the fast-tracked plan because Romney might someday help Belmont at the State House.

After being contacted by the Herald, Romney said he would ask that the project be delayed until he leaves office.

Marzilli, responding to the report, said sand dropped by the Massachusetts Highway Department on Route 2 has washed into nearby Spy Pond and created a sand bar threatening the health of the pond.

A Highway Department spokesman said yesterday that the sand bar cannot be removed because dangerous chemicals and pollutants would be released.

"As one of the residents of the town, I hope I get the same treatment as everyone else and, if we've got a water problem, deal with it after I'm out of office," Romney said.

Romney denied the project was fast-tracked until the Herald inquired about it.

"This is something we requested over many years, so fast track is something I'm not familiar with in that regard," Romney said.

Mailman threats disrupt postal service

By FRANCI RICHARDSON

Nearly three weeks after a group of threatening youths taunted a letter carrier, mail service resumed yesterday, but not without the Fall River mayor demanding an explanation for why service was halted in the entire area.

"I think if postal workers are having a difficult time, it needs to be addressed," Fall River Mayor Ed Lambert said yesterday. "But I'm not sure the way to address it is to inconvenience everyone."

On April 3, a male letter carrier was taunted by a bunch of foul-mouthed, bat-wielding youths as he tried to complete his route at the property run by the housing authority.

"It caused him to fear for his safety," said Christine Dugas, spokeswoman for the post office. "There was a very strong safety concern in this area."

Service was stopped the next day, and local residents were forced to pick up their own mail at the post office.

After postal carriers were assured a similar incident would not occur again, service was resumed Thursday. The letter carrier, who was not identified, was escorted yesterday along his route by a supervisor. Postal officials also have requested that more police patrol the area during the delivery time, Dugas said.

But Lambert is hoping for a meeting with officials Monday.

"They need to take action against who is causing the problem and not inconvenience the majority of the people who live there," he said.

Mr John Crapo shareholder
to IDACORP Corp Secy Mr Stahman
May 14 2004

Section THREE (03)
four (04) pages printed one side
one (01) article reverse
blank sides

Revolution Air

JJC/jjc

Shareholder John CRAPO
to IDACORP Mr STAHMAN
#one(01)07 4PP.
art one




REVOLUTION AIR™
OUR WORLD REVOLVES AROUND YOU

JJC/JJC



Shareholder John CRAPO, pro se
to IDACORP MR STAHMAN



LIGHT JETS		Hourly Price
Beech King Air 200	>	$1200
Beech King Air 350	>	$1350
Beech King Air 90	>	$1000
Citation I,II	>	$1800
Citation Bravo	>	$1800
Diamond Jet	>	$1800
Lear 24, 31,35,36	>	$1800
Falcon 10	>	$1800
BeechJet 400A	>	$1900-$2000
Westwind	>	$1900-$2000
Citation V (Ultra, Encore)	>	$2100

MEDIUM JETS		Hourly Price
Citation III	>	$2600-$2800
Citation Excel	>	$2600-$2800
Citation VI	>	$2600-$2800
Gulfstream 100 (AstraSPX)	>	$2600-$2800
Citation VII	>	$2900-$3000
Citation Sovereign	>	$2900-$3000
Falcon 20	>	$2800
Hawker 700	>	$2500-$2700
Lear 55	>	$2400
Hawker 800	>	$2800
Lear 60	>	$2800

SUPER MEDIUM JETS		Hourly Price
Citation X	>	$3600-$3900
Falcon 50 Dassault	>	$3600-$3900
Gulfstream 200 (Galaxy)	>	$3600-$4000
Falcon 2000	>	$4500

HEAVY JETS		Hourly Price
Challenger 600	>	$3900-$4000
Challenger 601	>	$4000-$4200
Challenger 604	>	$4300-$4500
Gulfstream II	>	$3900-$4000
Gulfstream III	>	$4100-$4500
Falcon 900	>	$5500-$5900
Gulfstream IVSP	>	$5500-$5900
Gulfstream V Global Express *(Bombardier)*	>	$7500-$8000
Boeing Business Jet	>	$11,000-$12,000

All of our prices are based on round trip flights, with the aircraft returning to its base. One way pricing may also be provided from Los Angeles to New York City. If a one way trip is needed from San Jose, CA to Richmond, VA, pricing would be based on the one way from LA to NYC, plus the initial reposition to San Jose and up to the NY base after the Richmond stop.

Round trip pricing consists of total flight time, overnights, and daily minimums of at least two hours per day. It may be more cost effective, on occasion, to send the plane back to it's base and re-launch for the return trip than to keep the plane with the passengers at the local hangar.

> PRICE INCLUDES

- *Ramp fees*
- *Maintenance fees*
- *Flight fuel costs*

> PRICE EXCLUDES

- *Application taxes*
- *Flight phone*
- *Customs fees*
- *Crew trip expenses*

> ***Please Note:*** In an effort to share preferential pricing with our valued clients, Revolution Air will, on occasion, be able to provide you with trip pricing that is more cost effective than the above rates. As with the free cabin upgrades, our firm makes every effort to consistently show customers our appreciation for their valued business.



REVOLUTION AIR™
OUR WORLD REVOLVES AROUND YOU

Shareholder Crapo, pro se
to IDACORP Mr Stahman
#one(01) of
4 pages
art one(01)

LIGHT JETS – 6-8 passengers Approx. $1800/hour and UP









BEECH JET 400A
- *Cruising Speed – 475 mph*
- *Range – 2,200 nautical miles*
- *Altitude – 45,000 ft.*

Cabin Dimensions
- *Length – 15 ft. 6 in.*
- *Width – 4 ft. 11 in.*
- *Height – 4 ft. 9 in.*

LEAR JET 35
- *Cruising Speed – 510 mph*
- *Range – 2,200 nautical miles*
- *Altitude – 51,000 ft.*

Cabin Dimensions
- *Length – 12 ft. 9 in.*
- *Width – 4 ft. 9 in.*
- *Height – 4 ft. 3 in.*

MEDIUM JETS – 6-9 passengers Approx. $2500/hour and UP









LEAR JET 60
- *Cruising Speed – 536 mph*
- *Range – 2,800 nautical miles*
- *Altitude – 51,000 ft.*

Cabin Dimensions
- *Length – 17 ft. 7 in.*
- *Width – 5 ft. 9 in.*
- *Height – 5 ft. 8 in.*

HAWKER 800 XP
- *Cruising Speed – 524 mph*
- *Range – 2,800 nautical miles*
- *Altitude – 41,000 ft.*

Cabin Dimensions
- *Length – 21 ft. 4 in.*
- *Width – 6 ft. 0 in.*
- *Height – 5 ft. 9 in.*

HEAVY JETS – 10-16 passengers Approx. $3800/hour and UP









CHALLENGER 604
- *Cruising Speed – 548 mph*
- *Range – 4,024 nautical miles*
- *Altitude – 41,000 ft.*

Cabin Dimensions
- *Length – 28 ft. 3 in.*
- *Width – 8 ft. 2 in.*
- *Height – 6 ft. 1 in.*

GULFSTREAM IV
- *Cruising Speed – 550 mph*
- *Range – 4,900 nautical miles*
- *Altitude – 45,000 ft.*

Cabin Dimensions
- *Length – 40 ft. 7 in.*
- *Width – 7 ft. 3 in.*
- *Height – 6 ft. 1 in.*


REVOLUTION AIR™
OUR WORLD REVOLVES AROUND YOU



Shareholder John CRAPO, Boise
to IDACORP MR STAHMAN
one(01) OF 4 pages
and one(01)



Revolution Solution Jet Card – *your keys to our fleet*

The SOLUTION for all your private travel needs is here!

The Revolution Solution provides private air clients with the freedom to travel at ANYTIME without hidden costs, management fees and lengthy commitments. By participating in our program, you are guaranteed these hourly rates, whenever and wherever you fly.

Your unused flight dollars become travel credits that add up to bonus flight hours.

Our in-flight amenities, concierge services, aircraft upgrades, free catering and limo transfers make the Revolution Solution a value-added program.

Plus, you get the superior client service that Revolution Air is known for! Our hospitality team ensures you receive the better-than-first-class flight experience you would expect from a leader in luxury services.

SOLUTION ADVANTAGES

- *No Membership or Management Fees*
- *Any jet model including Gulfstreams, Falcons, Hawkers, Lears and more!*
- *Jets available 365 days a year*
- *6% travel credits on unspent dollars*
- *Free aircraft upgrades when available*
- *Charter multiple aircraft simultaneously*
- *Free concierge services*


REVOLUTION SOLUTION
Jet Card

$100,000
SUNSET CARD



> PLUS

Catering free up to $200

3 free limo transfers

$1000.00 gift card for Neiman Marcus or Horchow


REVOLUTION SOLUTION
Jet Card

$250,000
HORIZON CARD



> PLUS

Catering free up to $350

5 free limo transfers

$2500.00 gift card for Neiman Marcus or Horchow

No landing fees


REVOLUTION SOLUTION
Jet Card

$500,000
PLATINUM CARD





Catering free up to $500

7 free limo transfers

$5000.00 gift card for Neiman Marcus or Horchow

No landing fees


REVOLUTION AIR
OUR WORLD REVOLVES AROUND YOU


JJC/jjc

Shareholder JOHN CRAPO
May 14 2004
to
IDACORP INC Corp Secy MR STAHMAN

Section Four (04)
forty (40) pages of
one (01) exhibit

pp ten (10) (11) eleven,
(122) one hundred twenty-two
(122) one hundred twenty-two
eleven (11), UNNUMbered page
PP34 thirty-four

UNNUMbered page, same,
PP(36) thirty-six - forty-four (44)

PP X 1
PP 4 X 5
PP 10 X 11

Mark John Dalton, 89, attorney, aide to JFK

JOHN J. CRAPO. PRO SE

Mark John Dalton of South Woodstock, Vt., and Dover, an aide to President John F. Kennedy, leading Boston attorney, decorated World War II veteran and former Herald writer, died Sunday of colon cancer at his home in South Woodstock. He was 89.

Born in Cambridge, Mr. Dalton attended Boston College High School and Boston College. He also attended Harvard Law School, where he graduated with honors in 1941. Mr. Dalton was a resident of Dover for more than 50 years.

Before going to law school, Mr. Dalton worked as a newspaper columnist, drama critic and book reviewer for the Boston Herald from 1936 to 1938.

After law school, Mr. Dalton served as a law clerk for the U.S Circuit Court of Appeals. He later worked as an attorney for the office of Price Administration in Washington, D.C.

Shortly after he joined the OPA, Mr. Dalton enlisted in the Navy in 1942 and enrolled in the advanced Naval Intelligence School in New York. He was assigned to the Eighth Naval District in New Orleans, where he monitored merchant shipping during a period of heavy attack from German submarines on American merchant vessels. He was later assigned to Amphibious Forces and was appointed a combat operational amphibious intelligence officer.

In 1944, Lt. Dalton was assigned to Adm. Don P. Moon, who commanded the Utah Beach forces on D-Day, June 6, 1944. At 6:50 a.m., Lt. Dalton was the Navy's first intelligence officer to land on Utah Beach during the Sixth Wave. His now-famous message from the beach to Adm. Moon, in which he wrote "landings can be made anywhere on Red Beach... obstacles are no longer obstacles" cleared the way for the Normandy invasions to proceed on Utah Beach.

After his decorated military service, Mr. Dalton practiced law for more than 50 years in Boston. Throughout his long career, he worked in politics, lobbying and public-sector unions and he was general counsel for the Mass. State Employees Association. He also served as an adviser and speech writer for President Kennedy during his congressional and senatorial campaigns.

"He carried himself humbly and nobly," fellow attorney Joe DeLorey said of his mentor. "I have never walked down the street with anyone who had so many hats tipped to him as Mr. Dalton. Each person who greeted him in my presence did so with a genuine warmth and respect."

For many years, he was a lector at the local church in Dover and he remained active in his community, often attending Town Hall Meetings.

Mr. Dalton loved reading and was a lifelong proprietor of the Boston Athenaeum. He also enjoyed taking long walks through Dover or along the Charles River.

Husband of the late Barbara Higgins, Mr. Dalton is survived by four sons, Mark of Londonderry, N.H., Michael of Woodstock, Vt., Richard of Chestnut Hill and Timothy of Arlington; two daughters, Margaret of Woodstock and Mary Ann of Arlington; and six grandchildren.

A funeral Mass will be celebrated at 10 a.m. tomorrow at St. Ignatius Church, Chestnut Hill.

Burial will be in Highland Cemetery, Dover.

Arrangements by Waterman and Sons, Wellesley.

JJC/JJC

John J. CRAPO, pro se
10:07 AM
12 May 2004

marry Sarah Bassett in 1649 and move to her family land on the banks of the South River, across from the old North/South River mouth.[14]

When Josiah married Penelope Pelham of a prominent Boston family in 1651, the couple returned to London for the marriage ceremony in St. Bride's Church, the very place where Edward Winslow had joined the Separatists before coming to America. Edward was back in London at the time, serving Cromwell. Oil portraits of Edward, Josiah, and Penelope were painted by Robert Walker of London. Edward Winslow's portrait, now at the Pilgrim Society in Plymouth, is the only likeness of any *Mayflower* passenger that exists today.

It seems probable that Josiah Winslow and Penelope, upon their return from London, began to build their own home adjacent to the original Winslow house. Josiah's mother, Susannah, must have been living in the old homestead. Two cellar holes were discovered later, indicating the existence of two houses at the original Winslow site (marked by a granite stone off Perryn Way across Careswell Street from the 1699 Winslow House). Susannah died sometime before 1675, having outlived her husband, Edward Winslow, by some 20 years.[15]

Josiah followed in the footsteps of his father and assumed a variety of civic responsibilities. He was a delegate to the Plymouth Colony Court, a commissioner to the Confederacy for New England, and governor of Plymouth Colony from 1673 until his death in 1680. Although not a military man by nature, he was made commander in chief of the colonial forces during the 1675 King Philip's Indian War. When Plymouth authorities seized Wampanoag Chief Massasoit's son Wamsutta (Alexander) for questioning, they brought him to Winslow's Green Harbor home. Alexander became ill at Careswell and died on the way back to his people at Titicut (Middleborough). His death was blamed directly on the Winslow family and was one of the precipitating causes of the ensuing war. Josiah Winslow led the troops in the decisive Great Swamp fight in Rhode Island on 19 December 1675. This battle broke the strength of the Indians and led to their ultimate surrender in July 1676. Josiah was destined to live only four more years.[16]

Josiah and Penelope Winslow had two children who lived to adulthood: a daughter, Elizabeth, born in 1664; and a son, Isaac, born in 1670. It was Isaac who built the present so-called Historic Winslow House in 1699, a year before his marriage to Sarah Wensley. Again, in the public-service tradition





of the Winslow family, Isaac attained
military and civil, in the colony. He se
Plymouth, chief justice of the Court o
Council for the Province of Massachus
and in the colony as the Honorable Is

Isaac Winslow and Sarah Wen
Cotton Mather in Boston on 11 July 1
of Samuel Wensley and Elizabeth Fre
hangs with other Winslow portraits
Reproductions of the Winslow family
Winslow House. Isaac and Sarah Wins
to adulthood. This was the largest fam
Their first child, another Josiah, bor
twenty-three when he was killed by t
of St. George River in Maine. A daugh
of another *Mayflower* Pilgrim line.
Howland, descendant of Pilgrim John
Plymouth Loyalist at the time of the
to leave Plymouth by the Patriots.

It was the Honorable Isaac Wi
brought wide-spread fame to the W
Harbor. John had an outstanding mil
War and made a name for himself in
was sent in 1755 by Governor William
in command under Lieutenant Colo

on the banks of
outh[14]
nt Boston family
ceremony in St
had joined the
n London at the
d Penelope were
trait, now at the
any *Mayflower*

pon their return
to the original
en living in the
cating the exis-
a granite stone
Winslow House).
sband, Edward

ned a variety of
Colony Court, a
d governor of
h not a military
al forces during
horities seized
or questioning,
ider became ill
iticut (Middle-
ily and was one
v led the troops
ecember 1675.
their ultimate
more years.[16]
d to adulthood:
n 1670. It was
in 1699, a year
rvice tradition



1699 Winslow House in winter. This home of the Winslow family for over a century was restored in 1920 by the Historic Winslow House Association.

of the Winslow family, Isaac attained numerous prominent positions, both military and civil, in the colony. He served as judge of the Probate Court at Plymouth, chief justice of the Court of Common Pleas, and president of the Council for the Province of Massachusetts Bay. He was known in Marshfield and in the colony as the Honorable Isaac Winslow.[17]

Isaac Winslow and Sarah Wensley were married by the Reverend Cotton Mather in Boston on 11 July 1700. Sarah Wensley was the daughter of Samuel Wensley and Elizabeth Freeman Paddy Wensley, whose portrait hangs with other Winslow portraits at the Pilgrim Society in Plymouth. Reproductions of the Winslow family portraits are to be seen at the 1699 Winslow House. Isaac and Sarah Winslow had six children, all of whom lived to adulthood. This was the largest family to live at the 1699 Winslow House. Their first child, another Josiah, born in 1701, was a young man of only twenty-three when he was killed by the Indians in May 1724 at the battle of St. George River in Maine. A daughter, Penelope, married James Warren of another *Mayflower* Pilgrim line. A son, Edward, married Hannah Howland, descendant of Pilgrim John Howland. Edward was a prominent Plymouth Loyalist at the time of the American Revolution and was forced to leave Plymouth by the Patriots.

It was the Honorable Isaac Winslow's son John, born in 1703, who brought wide-spread fame to the Winslow family of Careswell in Green Harbor. John had an outstanding military career in the French and Indian War and made a name for himself in the so-called Acadian campaign. He was sent in 1755 by Governor William Shirley of Massachusetts to be second in command under Lieutenant Colonel Robert Monckton of the colonial



Carolina Hill
FURNACE STREET
FERRY STREET
Church Site
Depot
CHURCH STREET
Ames Farm
Holly Hill
RAILROAD
Cemetery
Garage
P.O.
OLD COLONY
N.Y. N.H. & H. RAILROAD
CLAY PIT ROAD
Sylvester Ray Gravel Pit
STREET
FERRY
STREET
PILGRIM TRAIL
Telegraph Hill
Adam Hall
Valley Pasture
Nathaniel Phillips
Ferry School
U.S. Coast Guard Communications Center
Sanitary Landfill
GROVE
Sea Rivers Association
World War II Army foxholes
North
River
Cranberry Bogs
Snake Hill
SOUTH
RIVER
STREET
Thomas Doggett
Apple Tree
Peregrine White Farm
TRAIL
Humarock, Scituate
Old mouth of North/South rivers Closed by storm of 1898
CENTRE MARSHFIELD VILLAGE
PILGRIM
Kent Park
South River
Town Beach
MASSACHUSETTS BAY

Centre Marshfield Village



In 1655 Peregrine was granted two hundred acres elsewhere in the colony, described as "along the path from Bridgewater to the Bay" by the Plymouth Colony Court, in honor of his being the first-born child of the Pilgrims. He sold this acreage, but from time to time received additional land in other parts of the colony from the court. During his years in Marshfield he purchased several pieces of land adjacent to his farm.[2]

Peregrine was born in 1620 on the *Mayflower* at Provincetown. He was the son of Susannah and William White. His childhood was spent in the household of his stepfather and mother, Edward Winslow and Susannah White Winslow. The family lived in Plymouth until they moved to the Winslow homestead, Careswell, at Green Harbor in 1636. At sixteen he served the colony in the Indian uprising known as the Pequot War. He continued in the military, becoming a lieutenant and then a captain in the militia. During his long life in Marshfield, he was a farmer and public-spirited citizen, serving the town as a surveyor and as a representative to the General Court. In 1700, at an advanced age, he became the town's schoolteacher. He must have been an independent Yankee since he saw no

need to join
died in 1704
Peregri
elsewhere, h
1697 and s
deeded the
married Ha
live in the h
with many c
It is sai
at Careswe
buttons the
Harbor Pat
old corduro
church and
(Webster's
sprightly h
of Marshfie
young man
farm which
can still be
the Pilgrim
A port
tradition h
present ho
Whites con
John Whit
married ne
man and S
had land
Marshfield
of shipbui
of special
interrelate
ships, oth
for small
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Sprague, 1




Carolina Hill
FURNACE STREET
FERRY STREET
Depot
CHURCH STREET
Ames Farm
Holly Hill
Church Site
Cemetery
Garage
P.O.
RAILROAD
OLD COLONY
N.Y. N.H. & H. RAILROAD
Sylvester Rey Gravel Pit
CLAY PIT ROAD
STREET
FERRY STREET
PILGRIM TRAIL
Sanitary Landfill
GROVE
Telegraph Hill
Adam Hall
Valley Pasture
Nathaniel Phillips
Ferry School
U. S. Coast Guard Communications Center
Sea Rivers Association
World War II Army foxholes
North River
Cranberry Bogs
SOUTH RIVER STREET
Snake Hill
Humarock, Scituate
Thomas Doggett
Apple Tree
Peregrine White Farm
Saltworks
TRAIL
South River
Old mouth of North/South rivers Closed by storm of 1898
MASSACHUSETTS BAY
Town Beach
PILGRIM
Kent Park
CENTRE MARSHFIELD VILLAGE

Centre Marshfield Village



In 1655 Peregrine was granted two hundred acres elsewhere in the colony, described as "along the path from Bridgewater to the Bay" by the Plymouth Colony Court, in honor of his being the first-born child of the Pilgrims. He sold this acreage, but from time to time received additional land in other parts of the colony from the court. During his years in Marshfield he purchased several pieces of land adjacent to his farm.[2]

Peregrine was born in 1620 on the *Mayflower* at Provincetown. He was the son of Susannah and William White. His childhood was spent in the household of his stepfather and mother, Edward Winslow and Susannah White Winslow. The family lived in Plymouth until they moved to the Winslow homestead, Careswell, at Green Harbor in 1636. At sixteen he served the colony in the Indian uprising known as the Pequot War. He continued in the military, becoming a lieutenant and then a captain in the militia. During his long life in Marshfield, he was a farmer and public-spirited citizen, serving the town as a surveyor and as a representative to the General Court. In 1700, at an advanced age, he became the town's schoolteacher. He must have been an independent Yankee since he saw no





of the Winslow family, Isaac attained numerous prominent positions, both military and civil, in the colony. He served as judge of the Probate Court at Plymouth, chief justice of the Court of Common Pleas, and president of the Council for the Province of Massachusetts Bay. He was known in Marshfield and in the colony as the Honorable Isaac Winslow.[17]

1699 Winslow House in winter. This home of the Winslow family for over a century was restored in 1920 by the Historic Winslow House Association.

Isaac Winslow and Sarah Wensley were married by the Reverend Cotton Mather in Boston on 11 July 1700. Sarah Wensley was the daughter of Samuel Wensley and Elizabeth Freeman Paddy Wensley, whose portrait hangs with other Winslow portraits at the Pilgrim Society in Plymouth. Reproductions of the Winslow family portraits are to be seen at the 1699 Winslow House. Isaac and Sarah Winslow had six children, all of whom lived to adulthood. This was the largest family to live at the 1699 Winslow House. Their first child, another Josiah, born in 1701, was a young man of only twenty-three when he was killed by the Indians in May 1724 at the battle of St. George River in Maine. A daughter, Penelope, married James Warren of another *Mayflower* Pilgrim line. A son, Edward, married Hannah Howland, descendant of Pilgrim John Howland. Edward was a prominent Plymouth Loyalist at the time of the American Revolution and was forced to leave Plymouth by the Patriots.

It was the Honorable Isaac Winslow's son John, born in 1703, who brought wide-spread fame to the Winslow family of Careswell in Green Harbor. John had an outstanding military career in the French and Indian War and made a name for himself in the so-called Acadian campaign. He was sent in 1755 by Governor William Shirley of Massachusetts to be second in command under Lieutenant Colonel Robert Monckton of the colonial


Daniel Webster Wildlife Sanctuary
Conservation
Green Harbor River
Wharf Creek
Devil's Hollow
Hill and Hither Point Pasture
Conservation
Turkey Point
Dyke built 1872
STREET
CANAL STREET
BEACH STREET
Marina
Wigwam Point
River
Cut
Fletcher Webster
Cut Island
William Green 1623
The Narrows
Rainbow Bridge
New Mouth Green Harbor River 1809
Old Mouth Harbor Green River Closed about 1806

ward Winslow. The northern half (that area which later Webster estate) was granted to William Thomas. A piece se two large parcels was granted first to Robert Carver, Thomas in exchange for land on Parsonage Street. (John servant of Edward Winslow and was no relation to the entioned above.) Edward Winslow, William Thomas, and the first three homesteads in Green Harbor. They cleared and pasturage, planted orchards, set aside wood lots, and and ways between their farms and fields.

r grants followed. Some of the first grantees never lived either sold it or exchanged it with others. Sometimes land

was granted with the provision that the grantee had to settle on it or it would revert to the town. The first grants in Marshfield were made by the Plymouth Colony Court. After the town was incorporated in 1640, the Marshfield proprietors, or settled freemen of the town, were responsible for granting land within the town. *Freemen* were defined as male inhabitants who were church members and in good standing in the community. Edward Bumpus was given a piece of land at Oven Hill Point (Duck Hill). John Rouse had land at Careswell Creek near the Winslow property. James Pitney received a grant which he sold to James Lindall in 1646. Pitney's daughter, Sarah, married John Thomas, and the Thomas family lived for many generations at the old homestead. Sarah Pitney Thomas was honored by her descendants who erected a statue in her memory and in memory of all the early colonial women of Marshfield. The statue is in the possession of the Historic Winslow House Association today.[10]

When Edward Winslow arrived in Marshfield, he was accompanied by his wife, Susannah White, and their three children. He had married Susannah as his second wife 12 May 1621, she being the widow of William White. Both had lost their spouses during the illness that struck the Pilgrims the first winter at Plymouth. Theirs was the first marriage ceremony held at Plymouth Colony. Susannah brought to the marriage her two sons, Resolved and Peregrine White, who were about eighteen and sixteen years of age in 1636 when the family came to Marshfield. In addition, the Winslows had a son of their own, Josiah Winslow, born in 1629 in Plymouth. Josiah was seven years old when he came to Green Harbor. A daughter, Elizabeth, born during the 1630s, completed this "first family" of Marshfield.[11]

Edward Winslow was active in the affairs of both colony and town and must have had little time for his family and his farm. The Winslows had servants and farmhands to help with the hard work of pioneering in early Green Harbor. Winslow, having served a term as governor of Plymouth Colony in 1633, began another term in 1636 and was to hold this office again in 1644. When not governor, he served as assistant governor almost continuously. Winslow worked on the 1636 revision of the laws of Plymouth Colony. He served as a member of the General Court at Plymouth until 1646 and was one of the so-called Undertakers, or those responsible for the colony debt, until 1641. He was commissioner to the New England Confederacy in 1643 and 1644. He traveled to Maine to set up trading posts on the Kennebec and Penobscot rivers, and to Connecticut and the Aptuxet Trading Post in Bourne to trade with the Indians.[12]

In addition to his many duties with the colony, Winslow encouraged people to settle at Green Harbor so that the town might qualify for incorporation. In Plymouth Colony, a town could not be incorporated until it reached a certain population and had a minister and parsonage. The town was incorporated on 2 March 1640. The church and town were one, and early town meetings were held in the church. At a Marshfield town meeting in 1645 one of the first publicly funded schools in the colonies was established.

Having traveled to England in 1624, 1631, and 1634, Winslow returned again in 1646. It was to be his last trip. Away from his home at Marshfield for the remaining nine years of his life, he was destined to die in the service of Puritan Oliver Cromwell in the West Indies campaign of 1655.[13]

Edward Winslow's son Josiah was seventeen when his father left for England the final time. Josiah's half-brother Resolved White had left home in 1640 at the time of his marriage to Judith Vassall, daughter of the ferry-keeper at the North River, and half-brother Peregrine White was to

Exhibit B



IDACORP Inc.
P.O. BOX 70
BOISE, IDAHO 83707

ROBERT W. STAHMAN
Vice President, General Counsel and Secretary

May 18, 2004

Registered Mail
Return Receipt Requested

John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Dear Mr. Crapo:

We are in receipt of your letter of May 14, 2004. In accordance with Rule 14a-8(f) of the SEC's proxy rules, we are hereby notifying you of your failure to follow certain of the procedural requirements for submission of shareholder proposals.

Rule 14a-8(d) states that a shareholder proposal, including any supporting statement, may not exceed 500 words. The length of your proposal is over 600 words.

You may correct this deficiency by resubmitting to us a revised proposal, not exceeding 500 words. In accordance with SEC rules, you must submit the revised proposal to us by letter postmarked, or by electronic transmission, no later than 14 days after you receive this letter.

Very truly yours,

Robert W. Stahman

Telephone (208) 388-2676, Fax (208) 388-6936

Exhibit C

From: JOHN JENNINGS CRAPO, PRO SE
HOMELESS IDACORP INC SHARE-
HOLDER
PO Box 400151
CAMBRIDGE MA
02140- 0002

7004 0750 0001 8602 0659

RETURN RECEIPT REQUESTED

UNITED STATES POSTAL SERVICE
9268
83707

U.S. POSTAGE
PAID
BOSTON, MA
02109
MAY 27, '04
AMOUNT
$9.80
00028678-02

PRIORITY MAIL
UNITED STATES POSTAL SERVICE TM
www.usps.gov
LABEL107R, OCT 1997

ADDRESS
CORRECTION
REQUESTED

To: IDACORP INC
ATTN PLEASE CORPORATION SECRETARY
MR ROBERT W. STAHMAN, ESQ OR SUCCESS.
OR AS CORP ACTNG SECRY
1221 W IDAHO ST
BOISE IDAHO 83707

MR JOHN JENNINGS CRAPO. Pro Se
IDACORP INC shareholder
PO Box 400191
CAMBRIDGE MA 02140 0002
page one(01) of five(05) pages
May 25 2004

Via Certified mail
mail Piece article #
7004 - - - .0659
RETURN RECEIPT REQUESTED
IDACORP, INC Corporation
Secretary MR ROBERT W. STAHMAN,
ESQUIRE
PO BOX 70 BOISE ID 83707-0070

Dear Gentlemen and Ladies
I reply re: YOUR letter to me
VIA REGISTERED mail
RR 854 970 305 US
RETURN RECEIPT REQUESTED
AKWARDLY I WRITE - IN midst
of seriously inconvenient. troubling
and threatening circumstances
supporting statement
4:30 PM 24 May 2004 I ENTER
AKWARDLY into 444 Harrison AVENUE
Boston MA - to homeless men's
shelter. A Familiar appearing man
was polite to me as I entered
secon door From ALLY

MORE

Shareholder Crapo to IOA's Mr Stahman
p. two (02) of five (05) pages
25 may 2004

Another Familiar appearing person failed to BE AS CORDIAL AS I'm accustomed to him being...

I Went to Canteen machine through crowd. I bought beverage AND PASTRY. Environment was disruptive

4:49 PM a public safety officer summoned a familiar appearing person accused [illegible] at table of unlaw. Full consumption of alcohol. said it Was against law on premises. Familiar appearing person was in Corner OFC Next to WAY

I've Fatigue. it's Very NOISY. My hearing hurts. Banging, slamming...

5pm (circa) I Found my clean intimate attire For morning

10:30 AM 25 may 2004 power outage I set switch "0" to 60 minutes maximum lot permitted at 33 TRAVELER Strt Boston MA

Before 5:20 PM 24 May 2004 I brushed my teeth + I sprinkled Water on my Face. I couldn't Find a towel

I've Found my FRENCH-ENGLISH Dictionary

5:18 PM My Meal ticket I got ~~#~~ Ten (10)

6:21 PM FLR three I Found Sheets + pillow slip - near Men's room area Not lighted as well as [illegible]

More

Sharehldr CRAPO to IDACORP's MR STAHMAN 25 May 2004
p. three (03) of Five (05) pages
Like it same in Bed already. Quickly I made bed

I couldn't find my cup, I went down to FLR two (02) For paper cup. I went to fountain drank water. Brought used cup back to KLR THREE (03)

5:25 PM I climbed stairs FLOOR (01) to TWO (02) Familiar appearing employee on duty. I got pajamas bottoms too large but wore them (later). My cart I put between wall lockers. ON MY Way to shower I asked a familiar appearing man what his first name was

A man wouldn't let me get to end corner of shower hallway. He INSISTED he has rights & I said to his pal - who staggered too I want my cart IN my view as I shower. I don't wish to risk MY records which I have with me 37

I showered USING my Bar SOAP. I USE New pen 10:55 AM 25 May 2004. I dried myself some put on my robe & my cart & I to room by stairs up to FLR three . . . . . . 35 ~~239~~ ~~274~~ 35

6:45 PM (I use other pen) I'M thirsty I URINATE . . . I Flush URINAL after me & I wash dry my hands ~~AL~~ with water and soap ~~274~~ 24 ~~298~~

MORE

Shareholder CRAPO to IDACORP'S
MR STAHMAN
P. Four (04) of five pages
25 May 2004

I become frustrated as I write
6:55 PM to 10 P.M. I slept some
and silently was awake too

I had a dream - a woman
was torturing ME
10:07 PM to 2:30 AM I
slept some silently too I was
awake I reflected as I wrote in
so-called reading room this is a
concentration camp like many accross
our Nation - the United States of America
. . .

5:38 AM 25 May 2004
Someone was insulting to me
in large men's room. I was
falsely accused of being unreliable
I told him I had too MUCH to do
When he departed, it to ~~get something~~
~~he wanted - to look after his things~~

end of supporting statement
To cooperate with you I enclose
one hundred - sixty - five (165) exhibits
and four (04) page table of contents which
I call to YOUR attention AND also
I enclose copies of my letters of transmittal
via Certified Mail Return Receipt
Requested and copies of the Shareholder
proposal to the Honourable US Securities
MORE

298
6
304
6
310
311
9
324
38
324
38
362
14
376
32
408
408
398
10

Shareholder ~~Crapo~~ CRAPO
to IDACORP Mr STAHMAN
P. Five(05) of five(05) page
25 may 2004
and Exchange Commission AND to
J&T MOBIL, AND a courtesy copy via
ORDINARY Mail with certificat
of Mailing

Sincerely
John Jennings Crapo
IDACORP INC Shareholder
proponent

selfservecomes I turn
on prior to my
exiting
selfservice
copy store
akwardly
write

ENclosURES

JJC/jjc

Mr John Jennings Crapo
pro se etc, homeless person
PO Box 400151
Cambridge MA 02140-0002

26 May 2004

Via Certified Mail
Mail piece # 7003 3110 0004
2225 7559 return receipt
requested

J&T Mobil
attn please proprietor or successor
as employee in charge
273 East Berkeley Strt
Boston MA

Dear Ladies & Gentlemen

We're not friends but we've had many chances to become friends.

This courtesy copy via ordinary mail with certificate of mailing of my underlined shareholder proposal ~~and~~ accompanying supporting statement and exhibits I call to your attention.

IN event you have questions or comments please direct them to me at my PO Box

Your consumer, I write inconveniently
Sincerely

John Jennings Crapo.
pro se.
Homeless person

Enclosures

~~#29 to~~

JOHN JENNINGS CRAPO. Pro Se ("JJ CRAPO")

IDACORP Shareholder to
page 1(One) of four(04) pages
IDACORP INC Corp. Secy MR STAHMAN
exhibits table of Content (copies)
TO #06(SIX)
#one (01), addressing
Hon USA tax Court

J&T Mobil 07-10
Hon LCNSNG Board 11 to 15
Hon Probate & Family Court #16 to 20

to Hon US tax Court
to Hon City LCNSNG BOARD
J&T Mobil
Hon PROBATE & FAMILY Court
~~#21~~ USTax court #21 to 28
calculations #29 to #30
Table of Content to Hon
USA tax Court 22 may 2004
#31 - to #32
~~#33~~ exhibits
~~#33~~ US tax Court
STAT BOOF ~~Medicine~~ Registration
IN B Medicine
#33 ~~to#~~ 39
?? exhibit #40-41
~~#42~~ Calendar #42
Hon Bd of ~~#43~~
Registration IN Medicine
#43
Priority Club #44
the Mc Graw-Hill #45-46
Commonwealth Cooperative Bank
#47 to 49
Neori

J J Crapo pro se ("JOHN J. CRAPO") P. two (02) OF forty (64) pages
IDACORP Shareholder.
to IDACorp INC Corp Secy
MR STAHMAN

Hon USA TREASURY
Dept
#50

USA Post OFFICE
DRRJ
~~MONY Group~~
John J. CRAPO
Holiday INN (MR DEFUSCO)
~~IDAHO~~ IDACORP (Mr STAHMAN)
PINE Street INN MEN'S INN
Homeless Men's Shelter
Hon USA Dept. of Veterans
AFFAIRS
#51 to #55

Kinko's INC
#56

USPO
completed
ps ~~Forms 3849~~ Form 3849
~~#57 to~~ #57
Boston Herald
Dckt# 04A0169AC
Equator
#58
IDACORP INC
#59 to 64

John J. CRAPO, Pro Se IDACORP Shareholder

to IDACORP INC my tables letters

P. ~~two(02) of~~ three(03) of Four(04) pages

~~#65~~

Harvard Cook Lawyers Stationery

J+J Mobil

Staples

#65 to #66

USA

#67 to 68

Holiday INN

#69 to #70

US Post OFC to

Mr J.J. CRAPO

#71 to to #74

Greyhound

#75 to #76

~~#77 to~~ 78

USA Social Security

MBTA

#77 to 78

For Modern lawyers..

#79

~~#80~~ USPO May 22 2004

#80

Greyhound Lines

#81

~~Save~~ Money Bank INC

#82 to #88

MORE

John J. CRAPO Pro Se
IDACORP INC Shareholder
My Label? Content
to IDACORP INC Mr STAHMAN
P# FOUR(04) OF four(04) page
PineSvit INN

#89 to #91

US PostOFC
#92
store 24, Dunkin INC
Hudson News (NYC)
McDonald's
~~#93~~ USPO
#93 to 101
Le CLUB, Holiday INN
#02 to 105
MONY GROUP INC
#106 TO 116
~~#117~~
Holiday INN
#117 to 118

Holiday INN
#119 to 126
Health Screenings
#127 to 132
UStay COURT
#133 to
USPO
#134
MONY Group
#135 TO 139

Greyhound Lines
#140 to 143

MONY Group
INC
144 to 165
144 to 165

JJC/jjc

#01-165 PP

CERTIFIED MAIL™

7003 2260 0002 2220 8758

7003 2260 0002 2220 8758

From: JOHN JENNINGS CRAPO, PRO SE
HOMELESS
DOCKT # 5376-04 S
PO Box 400151
CAMBRIDGE MA
02140-0002

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
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For delivery information visit our website at www.usps.com®

OFFICIAL USE

Postage	$
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Postmark Here

Sent To: U.S. TAX COURT ATTN PLEASE TAX COURT CLERK CATON MR CHARLES S. CASAZZA
Street, Apt. No.; or PO Box No. ~~400 SECOND ST NW~~ 400 20 ST NW
City, State, ZIP+4 WASHINGTON DC 20217

PS Form 3800, June 2002 — See Reverse for Instructions

D ... REQUESTED

ADDRESS CORRECTION REQUESTED

To: U.S. TAX COURT ☑ PAID
ATTN PLEASE TAX COURT CLERK
HON MR CHARLES S. CASAZZA
DCKT 5376-04 S
400 20 ST NW
WASHINGTON DC 20217

ReadyPost®

From: JOHN JENNINGS CRAPO, PRO SE
HOMELESS
DOCKT # 5376-04 S
PO Box 400151
CAMBRIDGE MA
02140-0002

PS Form 3800, June 2002 (Reverse)

...ice for two years
... First-Class Mail® or Priority Mail®
...of international mail.
...IDED with Certified Mail. For
...tered Mail.
...y be requested to provide proof of
...ease complete and attach a Return
...dd applicable postage to cover the
...uested". To receive a fee waiver for
...rk on your Certified Mail receipt is
... restricted to the addressee or
...erk or mark the mailpiece with the
... desired, please present the arti-
... postmark on the Certified Mail
...l with postage and mail.
...nt it when making an inquiry.
... not available on mail

Two(02) 7165PP

RETURN RECEIPT REQUESTED

ADDRESS
CORRECTION
REQUESTED

PAID

To: U.S. TAX COURT
ATTN PLEASE TAX COURT CLERK
HON MR CHARLES S. CASAZZA
DCKT 5376-04 S
400 2D ST NW
WASHINGTON DC 20217

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

U.S. TAX COURT
ATTN PLEASE
TAX COURT CLERK
HON MR CHARLES S. CASA-
ZZA
400 2D ST NW
WASHINGTON DC 20217

COMPLETE THIS SECTION ON DELIVERY

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4. Restricted Delivery? (Extra Fee) ☐ Yes

PAID

2. Article Number (Copy from service label)
7003 2260 0002 2220 8758

PS Form 3811, July 1999 Domestic Return Receipt 102595-99-M-1789

04-1658PP

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN JENNINGS CRAPO, PRO SE, HOMELESS
DOCKT# 5376-04 S
PO BOX 400151
CAMBRIDGE MA 02140-0002

PAID

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

U.S. TAX COURT
ATTN PLEASE
TAX COURT CLERK
HON MR CHARLES S. CASA-
ZZA
400 2D ST NW
WASHINGTON DC 20217

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly) B. Date of Delivery

C. Signature
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D. Is delivery address different from item 1? ☐ Yes
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3. Service Type
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4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Copy from service label) 7003 2260 0002 2220 8758

PS Form 3811, July 1999 Domestic Return Receipt 102595-99-M-1789

PAID

John J. Crapo. A.A. ABE
PRO SE
JJC/jjc

93009259
10" x 13" Envelo
$.49
Made in the U.S.

UNITED STATES POSTAL SERVICE

1PJE1012
AIC-093
Product Code 93009259
www.usps.com

PLACE STICKER A

#05 of 16 PP

06 to 165 pp

From: JOHN J. CRAPO, PRO SE
AA ABE HOMELESS
PERSON
PO Box 400151
CAMBRIDGE MA
02140-0002

ADDRESS CORRECTION
REQUESTED

RETURN RECEIPT REQUESTED

PAID

To: J + T MOBIL
Proprietor or in absence the
Manager or acting Manager
273 E BERKELEY ST
BOSTON MA 02118

PS Form 3800, June 2002 (Reverse)

...e for two years
...First-Class Mail or Priority Mail.
...international mail.
...DED with Certified Mail. For ...ered Mail.
...be requested to provide proof of ...ase complete and attach a Return ...d applicable postage to cover the ...ested". To receive a fee waiver for ...k on your Certified Mail receipt is
...restricted to the addressee or ...rk or mark the mailpiece with the
...desired, please present the arti... postmark on the Certified Mail ...with postage and mail.
...it when making an inquiry. ...not available on mail

07 20165PP

From: JOHN J. CRAPO, PRO SE
AA ABE HOMELESS
PERSON
PO BOX 400151
CAMBRIDGE MA
02140-0002

CERTIFIED MAIL™

7003 2260 0002 2220 8765
7003 2260 0002 2220 8765

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)
For delivery information visit our website at www.usps.com

OFFICIAL USE

Postage	$
Certified Fee	
Return Reciept Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent To J + T Mobil proprietor or in absence the Manager or acting Manager
Street, Apt. No.; or PO Box No. 273 E BERKELEY ST
City, State, ZIP+4 Boston MA 02116

PS Form 3800, June 2002 See Reverse for Instructions

REQUESTED

PAID

ADDRESS CORRECTION
REQUESTED

To: J + T MOBIL
Proprietor or IN absence the
Manager or acting Manager
273 E BERKELEY ST
Boston MA 02118

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

J+T MOBIL Proprietor or
IN absence the Manager
or acting Manager
273 E BERKELEY ST
Boston
MA 02118

2. Article Number (Copy from service label) 7003 2260 0002 2220 8765

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly) | B. Date of Delivery

C. Signature
X JJC/sic PRO SE ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, ~~enter delivery address below:~~ ☐ No

☑ John J. CRAPO PAID

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

PS Form 3811, July 1999 Domestic Return Receipt 102595-99-M-1789

08-4016SPP

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J. CRAPO, PRO SE, AA. ABE
Homeless Person
PO Box 400151
CAMBRIDGE MA 02140-0002

PAID

09 - 165PP

10 - 165 PP

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS. FOLD AT DOTTED LINE

☑ PAID

John J. CRAPO

PRO SE

JJC/jjc

93009259
10" x 13" Envelope
$.49
Made in the U.S.A.



1PJE1012

#11 J07658P

From: JOHN J. CRAPO, PRO SE, AA, ABE
HOMELESS PERSON, NON LLB
PO BOX 400151
CAMBRIDGE MA
02140-0002

PS Form 3800, June 2002 (Reverse)

... for two years
...rst-Class Mail or Priority Mail
...nternational mail.
...ED with Certified Mail. For ...red Mail.
...e requested to provide proof of ...se complete and attach a Return ...applicable postage to cover the ...sted". To receive a fee waiver for ...on your Certified Mail receipt is
...estricted to the addressee or ...k or mark the mailpiece with the
...desired, please present the arti... postmark on the Certified Mail ...with postage and mail.
...it when making an inquiry. ...not available on mail

RETURN RECEIPT REQUESTED

PAID

ADDRESS CORRECTION REQUESTED

TO: LICENSING BOARD CITY OF BOSTON
BOARD SECRETARY ATTN PLEASE
MS JEAN M. LORIZIO, SECY
CITY HALL PLAZA RM 817
BOSTON MA 02201

#12 to 165pp

From: JOHN J - CRAPO, PRO SE, AA, ABE
HOMELESS PERSON, NON LLB
PO BOX 400151
CAMBRIDGE MA
02140-0002

CERTIFIED MAIL

7003 2260 0002 2220 6518

7003 2260 0002 2220 6518

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com

OFFICIAL USE PAID

Postage	$
Certified Fee	
Return Reciept Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent To LICENSING BOARD, City of Boston
BOARD SECRETARY attn PLEASE MS
Street, Apt. No.; or PO Box No. JEAN M. LORIZIO, SECY
CITY HALL PLAZA, RM 817
City, State, ZIP+4 BOSTON MA 02201

PS Form 3800, June 2002 See Reverse for Instructions

...QUESTED

ADDRESS CORRECTION
REQUESTED

TO: LICENSING BOARD City of Boston
BOARD SECRETARY ATTN PLEASE
MS JEAN M. LORIZIO, SECY
City HALL PLAZA RM 817
BOSTON MA 02201



SENDER: COMPLETE THIS SECTION

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- Print your name and address on the reverse so that we can return the card to you.
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1. Article Addressed to:

LICENSING BOARD
CITY OF BOSTON
BOARD SECRETARY
ATTN PLease
MS JEAN M. LORIZIO, SECY
CITY HALL PLAZA RM 817
BOSTON MA 02201

COMPLETE THIS SECTION ON DELIVERY

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C. Signature
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3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
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4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Copy from service label) 7003 2260 0002 2220 6518

PS Form 3811, July 1999 Domestic Return Receipt 102595-99-M-1789

John J. CRAPO

PAID

jjclii

93009259
10" x 13" Envelope
$.49
Made in the U.S.A.

UNITED STATES POSTAL SERVICE

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS. FOLD AT DOTTED LINE

#13-165PP

#14-70165PP

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS. FOLD AT DOTTED LINE

☑ PAID John J. CRAPO, Pro Se

JJC/jjc

93009259
10" x 13" Envelope
$.49
Made in the U.S.A.



1PJE1012
AIC-083
Product Code 93009259
www.usps.com

UNITED STATES POSTAL SERVICE

#15 to 16588

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J. CRAPO. PRO SE, AA, ABE, Home-
Less Person, NON LLB
PO Box 400151
CAMBRIDGE MA 02[illegible]0-0002

PAID

#76 - 765PP

From: JOHN JENNINGS CRAPO, PRO SE
HOMELESS LCSW, AA, ABE
PO BOX 400151
CAMBRIDGE MA
02140 - 0002

ce for two years

First-Class Mail® or Priority Mail®
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DED with Certified Mail. For
ered Mail.
be requested to provide proof of
ase complete and attach a Return
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ested". To receive a fee waiver for
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restricted to the addressee or
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desired, please present the arti-
postmark on the Certified Mail
with postage and mail.
it it when making an inquiry.
not available on mail

PS Form 3800, June 2002 (Reverse)

RETURN RECEIPT REQUESTED

ADDRESS CORRECTION
REQUESTED

To: COMMONWEALTH OF MASSACHUSETTS
PAID
THE TRIAL COURT THE PROBATE AND
FAMILY COURT DEPARTMENT
ATTN PLEASE REGISTER OF PROBATE
Mr John R. BUONOMO
DCKT # ~~04A0169AC~~ 04A0169AC

#17-165PP

From: JOHN JENNINGS CRAPO, PRO SE
HOMELESS LCSW, AA, ABE
PO BOX 400151
CAMBRIDGE MA
02140-0002

CERTIFIED MAIL™

7003 2260 0002 2220 8741
7003 2260 0002 2220 8741

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com

OFFICIAL USE

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Postmark Here

Sent To: COMMONWEALTH OF MASSACHUSETTS THE TRIAL COURT THE PROBATE AND FAMILY COURT DEPARTMENT ATTN PLEASE
Street, Apt. No.; or PO Box No.: REGISTER OF PROBATE MR JOHN R. BUONOMO DCKT# 04A0169AC
City, State, ZIP+4: 208 CAMBRIDGE ST CAMBRIDGE MA 02141

PS Form 3800, June 2002 See Reverse for Instructions

REQUESTED

ADDRESS CORRECTION REQUESTED

PAID

To: COMMONWEALTH ~~OF~~ MASSACHUSETTS
THE TRIAL COURT, THE PROBATE AND
FAMILY COURT DEPARTMENT
ATTN PLEASE REGISTER OF PROBATE
Mr John R. BUONOMO
DCKT # ~~04A0169AC~~ 04A0169AC
208 CAMBRIDGE ST
CAMBRIDGE MA 02141

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1. Article Addressed to: COMMONWEALTH OF MASSACHUSETTS THE TRIAL COURT THE PROBATE AND FAMILY COURT DEPARTMENT ATTN PLEASE REGISTER OF PROBATE Mr John R. BUONOMO DCKT#04A0169AC 208 CAMBRIDGE ST CAMBRIDGE MA 02141

COMPLETE THIS SECTION ON DELIVERY

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2. Article Number (Copy from service label) 7003 2260 0002 2220 8741

PS Form 3811, July 1999 Domestic Return Receipt 102595-99-M-1789

PAID J.J. CRAPO, PRO SE JJC

#18-165PP

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS, FOLD AT DOTTED LINE

UNITED STATES POSTAL SERVICE

93009259
10" x 13"
$.49
Made in t

1PJE1012
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Product Code 93009259
www.usps.com
A product of the United States Postal Se

#19-165PP

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN JENNINGS CRAPO, PRO SE. HOMELESS
LCSW, AA, ABE.
PO Box 400151
CAMBRIDGE MA 02140-0002

PAID

#20-165PP

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS, FOLD AT DOTTED LINE

JOHN J. CRAPO.
PRO SE.
JJC/JJC

PAID

93009259
10" x 13" Envelope
$.49
Made in the U.S.A.



4 00930 09259 3

1PJE1012
AIC-093
Product Code 9300



UNITED STATES POSTAL SERVICE

#21 to 165pp

MR JOHN JENNINGS CRAPO, PRO SE.
PO Box 400151
CAMBRIDGE MA 02140-0002

May 22nd 2004
RE Docket #
5376-04S

Via Certified mail
mail piece # 7003 2260 0002 2220 8758
RETURN Receipt Requested

UNITED States TAX Court
attn please
Tax Court Clerk ~~Honorable~~
MR CHARLES S. CASAZZA
400 2D Strt NW
District of Columbia 20217

PAID

Dear Honorable US TAX Court

Enclosed I call to your attention two (02) pages of my table of contents and sixty-two (62) pages OF exhibits

I write in midst OF seriously incon-venient, troubling and threatening cir-cumstances.

I send copies this letter and table of contents and exhibits TO J+T MOBIL 273 East Berkeley Strt Boston MA 02118.
Licensing Board City of Boston Board SECRETARY attn please BD Secretary ms Jean M LORIZIO. City Hall PLZ #817 Boston MA 02201
Commonwealth of Massachusetts THE TRIAL COURT, the Probate and Family Court Department attn please

more

#22- 165PP

Ptwo(02) OF two(02) pages.

22 May 2004

Hon US Tax Court

From Mr John Jennings CRAPO, Pro Se

Hon. Register of Probate.

MR ~~JOHN~~ JOHN R BUONOMO

DCKT# 04A0169AC

208 CAMBRIDGE Str

CAMBRIDGE MA 02141

PAID

VIA Certified Mail, return receipt requested

I enclose here-IN copies my letters

of transmittal to said J+J MOBIl

Said Licensing Board

SAID PROBATE & Family Court

which I call to your attention, too.

Sincerely AND Briefly

John Jennings Crapo, Pro Se

Homeless, etc

Enclosures:

#23 to 165 pp

JOHN J. CRAPO. Pro Se. AA. ABE, Homeless
PO Box 400151
CAMBRIDGE MA 02140-0002

page one (01) of two (02) pages
Via Certified Mail May 22 2004
mail piece # 7003 2260 0002 2220 6518
Return Receipt Requested PAID

City of Boston Honourable ~~Licensing~~
BOARD Board Secretary
Attn please Ms Jean M. LORIZIO
Secretary
New City Hall
Boston MA 02201

Re: Legal Notice Boston Herald May 22 2004
re: EQUATOR
d/b/a "Equator"
1721 Washington st
Boston MA 02118

Dear Gentlemen and Ladies

Enclosed I call to your attention copies of my letters to USA tax court & divers others also exhibit sixty-two (62) + two pp tabby contents

I'm homeless and although a Social worker I don't practice SCL WRK

I DID KNOW the person after Whom Your hearing room is Named.

My Late Father was a former bartender - and my Mother did employ Ment too IN Bars here at Boston Massachusetts I'M alcohol, tobacco free and I'm free of Narcotics too I avoid things that I know to have ethanol IN them. I'M homosexual but Not practicing. June 16 is my

more

#24 to 165 PP

P two (02) of two (02) pages
May 22 200[illegible] PAID

Solity of Boston Idem ~~Housing~~ Board
by John J. Crafo. Homeless may
pracing LCSW

sixty-seventh (67th) annual birthday.

I can't find any facilities at the Pine Strt INN. Men's INN that provides for homeless men to have a conjugal VISIT with a man of my choice.

Please put this IN the file of J+T Mobil 273 E. Berkeley Strt Boston MA 02118

IF YOU Wish me to attend hearing or have comments questions I may be reached by mail at PO Box address.

Sincerely AND BRIEFLY

John Jennings Crafo.
Pro se

#25 to 765PP

Mr John J. Crapo Pro Se
PO Box 400151
CAMBRIDGE MA 02140-0002
page one (01) of two (02) pages
May 22 2004

Via Certified Mail
Return receipt
requested
7003 2260 0002 2220 8765

J x T Mobil
proprietor or IN absentia
manager or acting manager
273 East Berkeley St
Boston MA 02118

Dear Gentlemen & Ladies PAID

Enclosed is copy my letter to the Hon U.S. Tax Court - and exhibits - two (02) pg contents and 62 pages - two (02) pg copies of various courtesy copies letters of transmittal Via Certified mail return receipt requested Which I call to YOUR attention

if you have questions or comments I prefer they being addressed to me Via US Postal Service at my

more

#26 to 165 pp

p two of two pages.

to J++ mohit

from + mr John J Crake pro se

May 22nd 2004

Post office Box address

comes this letter of transmittal I send via CMRRR to City of Boston Licensing Board, the Trial Court Department's Hon Probate & Family Court at East Cambridge MA, and to the Hon USA Tax Court. calling this letter of transmittal to your attention also

PAID

I write in ~~[illegible]~~ of exceedingly inconvenient, troubling & threatening circumstances. I've written you before and we had many conversations!

Sincerely

John Jennings Crake

#27 to 165 PP

COMMONWEALTH OF MASSACHUSETTS
DIVISION OF PROFESSIONAL LICENSURE
IN SOCIAL WORK
LICENSED CERTIFIED SOC WORKER
ISSUES THIS LICENSE TO

JOHN JENNINGS CRAPO

JACK AA ABE
PO BOX 400151
CAMBRIDGE MA 02140-0002

201201	10/01/04	656763
LICENSE NO.	EXPIRATION DATE	SERIAL NO.

Signature: Jack Crapo LCSW AA Abe

PAID

page one (01) of two (02) pages

VIA Certified mail # May 22 2004
7003 2260 0002
2220 8741
Return Receipt requested
The Commonwealth of Massachusetts
The Trial Court, The Probate and Family Court
Department attn please the Register of
Probate MR JOHN R. BUONOMO
Docket # 04A0169AC
208 CAMBRIDGE Strt
CAMBRIDGE MA 02141

Dear Honourable Court
I'm Homeless and non practising
as a LCNSD Certified SCL WRKR
I Felt I Should to your attention I Noticed
the Court Notice in Saturday's Boston Herald
re: MR GIOVANNI JOSIAH REYES. I knew
someone with that last Name. I'm
Not At ALL A RELATIVE OF Persons
NAMED REYES but it has occurred
to me you may want to talk to me

more

#28 to 165PP
p. two (02) of two (02) pages
22 May 2004
Mr J.J. Crapo to
The Hon Probate Court

I may be reached most conveniently via US Postal Service at my PO Box address

I call to your attention the enclosed exhibits and copies of letters via certified mail return receipt requested to the Hon US tax Court, Hon Licensing Board of the City of Boston, & to J+T Mobil

Enclose to I enclose copies of my letters of ~~transmittal~~ to said Hon ~~J+T~~ Mobil and to said Hon Tax Court, to Licensing Board.

PAID

Sincerely AND Briefly

John Jennings Crapo Pro Se

please place this enter marker to you in file of said Mr Giovanni Josiah Reyes.

Thanking

John J Crapo

JJC/jjc

#296 165 PP
23 May 2004
USA tax Court
69 copies

139
69
70

207
139
68

J+T Mobil
70 copies

PAID
JOHN J CRAPO,
PRO SE, AA, ABE

City Boston
LCNSNL
68 copies

Last ready → 276
208
68

Probate Ct.
68 copies

JJC/jjc

296
276
20

296
297

30# to 176PP

23 May 2004

USA Tax Court
69 copies

139
69

70

207
139

68

PAID

J+T Mobil
70 copies

JOHN J. CRAPO,
PRO SE
JJC/jjc

City Boston
LCNSNL
68 copies

Last ready → 276
208

68

Probate Ct.
68 copies

296
276

20

#31 b

MR JOHN JENNINGS CRAPO. PRO SE
USA tax Court Docket # 5376-04 S
22 may 2004
Page one(01) of two(02)
My table of Contents, pages
copies of my exhibits

U.S. tax Court Notification of Receipt of
Petition Dte 25 March 2004 — 7 (02, ~~04~~
Commonwealth of MA
BD OF REGistration of Medicine
Dte 25 March 2004 — 05, ~~03~~

7
7
12
26

Patch — 02
THE WEEKS AHEAD May 18 - 20 2004 — 02
PRIORITY CLUB — ~~03~~ 01
McGraw-Hill Cos — 02
Comm-Coop BNK — 03, ~~02~~
U.S. TREASURY
May 19 2004 — 01
Dom. Return Rcpts eight(08) pp. — 08
PS Forms 3811
Mr Claque
John J. Crapo, etc
Mr DeFusco
IDACORP
PINE Street INN MEN'S INN
Homeless Men's Shelter
USA DEPT OF Veterans Affairs

PAID

26
3
29

Kinko's INC five(05)
USPS Form # 3849 — 3 (01, ~~02~~
Legal Notices — 01
Trial Court Probate & Family Ct Dept — 01
DKT# 04A0169AC May 2004
City of Boston LICENSING BOARD May 22 2004

29
33
62

More

#32 165

J-J. Crapo, pro se
p. two (02) of two (02) pages sixty-two (62) pages
22 may 2004
My table of contents continued 64 pp with ~~tables~~ content

IDACORP INC May 18 2004 7 06 7

Harvard Coop 01 11
Staples. J+T mobil May 22, 21 e4 18

J+T mobil Lawyers Stat. May 2004 01

Relax it's Holiday INN 02

Holiday INN 11 02

02

KRAFTS Foods INC 01

Express mail May 18 2004 03

CMRRR May 17 2004

Greyhound 12ahr 18 may 2004 02 10

10 01 5

Greyhound 24 Feb 2004 15

MONY ~~Go~~ Group INC ~~04~~ 07.

Pine St INN 05/21/2004 01
Bed tickets
#3036, 4056, 4059 18

~~02~~ 15

USA SSAdmin 33
221-48-3479 05# 02
VALENTIN RODRIGUEZ
MBTA Ticket 01

FOR MODERATORS ONLY

USPS 02140-9998 01
Receipt

PAID

#33 do/165 PP

UNITED STATES TAX COURT
WASHINGTON DC 20217

OFFICIAL BUSINESS
PENALTY FOR PRIVATE USE, $300

March 29 2004 JV

WASHINGTON MAR 25 '04 DC

U.S. OFFICIAL MAIL
US POSTAGE
$0.37
METER 504847

John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

NOTIFICATION OF RECEIPT

FIRST CLASS

02140%0002

42

#34 20/65 PP

UNITED STATES TAX COURT
400 SECOND STREET, N.W.
WASHINGTON, D.C. 20217

John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

NOTIFICATION OF RECEIPT OF PETITION

Docket No. : 5376-04 S

Name of Case: John Jennings Crapo

On March 24, 2004 the Court received and filed a PETITION in the above case.

Further:
(X) Designation of Place of Trial filed for Washington, DC

Petition served on respondent on March 25, 2004

All papers and correspondence MUST bear the DOCKET NUMBER given above.

Charles S. Casazza

Clerk of the Court

Date: March 25, 2004

Please note that Tax Court case information such as name, filings by the parties and actions taken by the Court can be found at the Tax Court website at www.ustaxcourt.gov. This information is updated Monday through Friday at 6:00 p.m.

#35 165PP



MITT ROMNEY
GOVERNOR
KERRY HEALEY
LIEUTENANT GOVERNOR
NANCY ACHIN AUDESSE
EXECUTIVE DIRECTOR

Commonwealth of Massachusetts
Board of Registration in Medicine

560 Harrison Avenue, G-4
Boston, Massachusetts 02118
(617) 654-9800

Enforcement Division Fax: (617) 451-9568
Legal Division Fax: (617) 357-8453
Licensing Division Fax: (617) 426-9358

March 22, 2004

John J. Crapo
P.O. Box 400151
Cambridge, MA 02140

Re: Boston University/Boston Medical School

Dear Mr. Crapo:

Your complaint regarding the above-referenced school has been received. Please be advised that the Board of Registration in Medicine has no jurisdiction in this complaint. We license and discipline physicians and acupuncturists only

If you have any questions, I can be reached at the number or address listed above.

Very truly yours,

Kathleen M. Shea

Kathleen M. Shea
Consumer Protection Man[illegible]

PAID

KMS\som

#36 165 pp

BOSTON MA MAR 23 '04
U.S. POSTAGE
0.37
PB METER 6707695

Commonwealth of Massachusetts
BOARD OF REGISTRATION IN MEDICINE
560 Harrison Avenue, G-4
Boston, Massachusetts 02118

P D

John J. Crapo
P.O. Box 400151
Cambridge, MA 02140

02140+0002 02

#37 165 pp

Commonwealth of Massachusetts
BOARD OF REGISTRATION IN MEDICINE
560 Harrison Avenue, G-4
Boston, Massachusetts 02118

BOSTON MA MAR 23 '04
U.S. POSTAGE 0.37
PB METER 6707695

PAID

John J. Crapo
P.O. Box 400151
Cambridge, MA 02140

021404000202



Commonwealth of Massachusetts

Board of Registration in Medicine

560 Harrison Avenue, G-4
Boston, Massachusetts 02118
(617) 654-9800

Enforcement Division Fax: (617) 451-9568
Legal Division Fax: (617) 357-8453
Licensing Division Fax: (617) 426-9358

MITT ROMNEY
GOVERNOR

KERRY HEALEY
LIEUTENANT GOVERNOR

NANCY ACHIN AUDESSE
EXECUTIVE DIRECTOR

March 22, 2004

John J. Crapo
P.O. Box 400151
Cambridge, MA 02140

Re: Boston University/Boston Medical School

Dear Mr. Crapo:

Your complaint regarding the above-referenced school has been received. Please be advised that the Board of Registration in Medicine has no jurisdiction in this complaint. We license and discipline physicians and acupuncturists only

If you have any questions, I can be reached at the number or address listed above.

PAID

Very truly yours,

Kathleen M. Shea
Consumer Protection Manager

KMS\som

#39 165 pp

Commonwealth of Massachusetts

Board of Registration in Medicine

560 Harrison Avenue, G-4
Boston, Massachusetts 02118
(617) 654-9800

Enforcement Division Fax: (617) 451-9568
Legal Division Fax: (617) 357-8453
Licensing Division Fax: (617) 426-9358

March 22, 2004

John J. Crapo
P.O. Box 400151
Cambridge, MA 02140

Re: Boston University/Boston Medical School

Dear Mr. Crapo:

Your complaint regarding the above-referenced school has been received. Please be advised that the Board of Registration in Medicine has no jurisdiction in this complaint. We license and discipline physicians and acupuncturists only

If you have any questions, I can be reached at the number or address listed above.

Very truly yours,

Kathleen M. Shea

Kathleen M. Shea
Consumer Protection Manager

PAID

KMS\som

#40 do 165 pp


PAID
PAID
PAID
J.J. CRAPO,
pro se

#41 to 165PP

PAID

PAID

John J. CRAPO. PRO SE

#42 165PP

THE WEEKS AHEAD

THIS WEEK'S EVENTS

MAY 18. BroadVision holds conference on strategies and solutions for **online success**. 8:00 a.m. to 5:00 p.m., Grand Hyatt Hotel, Park Avenue at Grand Central Terminal. Free. (678) 320-5103 or www.broadvision.com/worldtour.

MAY 18. Media Communications Association, international New York chapter, holds **digital communications** conference and expo. 7:30 a.m. to 4:30 p.m., Reuters 3XSQ Conference Center, 3 Times Square, 30th floor. Fee: $75 members, $95 nonmembers. Registration required by 3:00 p.m. on May 17. (212) 663-8412 or www.mcainy.org/events.

MAY 18. WorkTalk holds meeting on **corporate strategies** to position yourself for success. 6:00 p.m. to 8:30 p.m., St. Jean Baptiste Church Community Center, 180 E. 76th St. Fee: $10. (212) 949-9300.

MAY 18. Biba4Network holds seminar on success in **career transition**. 6:00 p.m. to 7:30 p.m., Crestanello, 475 Fifth Ave. Fee: $30. Includes refreshments. (917) 573-9808 or rsvp@biba4network.com.

MAY 18. Business Network International holds **business referral breakfast**. 7:00 a.m. to 8:30 a.m., Hippodrome Building, 1120 Sixth Ave., fourth floor. Fee: free for members, $8 nonmembers. (973) 835-2266.

MAY 19. Human Resources Association of New York holds seminar on planning for **your employees' future**. 12:30 p.m. to 4:30 p.m., The New York Helmsley Hotel, 212 E. 42nd St., third floor. Fee: $110 HR/NY members; $125 nonmembers, $85 HR/NY student members and members in transition. (877) 625-4769.

MAY 19. Seyfarth Shaw holds seminar on navigating the new **overtime regulations**. 8:00 a.m. to 11:30 a.m., The Harvard Club, 27 W. 44th St. Fee: $95. (212) 218-5581.

MAY 19. Career Change Network holds **networking meeting**. 6:30 p.m. to 8:00 p.m., Serena at the Chelsea Hotel, 222 W. 23rd St. Fee: free for members, $15 nonmembers. (917) 664-4400.

MAY 19. National Association of Women Business Owners, New York City chapter, holds **meeting with city officials**. 7:30 a.m. to 9:30 a.m., City Hall Restaurant, 131 Duane St. Fee: free for members; $10 nonmembers in advance, $20 nonmembers at door. Registration required. (212) 400-1170.

MAY 20, JUNE 29. Fedcap, United Way of New York City and New York Community Trust hold workshops on **diversifying the workforce**. 9:00 a.m. to 10:30 a.m., 119 W. 19th St., fifth floor. Free. (212) 727-4245.

MAY 20. Institute for Student Achievement holds breakfast meeting on successful **leadership in business and education**. 8:00 a.m. to 9:30 a.m., The University Club, 1 W. 54th St. Free. (646) 742-3702 or www.studentachievement.org.

MAY 20. Enpocket Inc. holds **mobile marketing** seminar. 9:00 a.m. to 1:00 p.m., 440 Ninth Ave., eighth floor. Free. (646) 837-0937.

MAY 20. Fox Coaching Associates holds **business acceleration** brainstorming workshop. 8:00 a.m. to 10:00 a.m., Inscape Solutions, 404 Park Ave. South, second floor. Fee: $40 Manhattan Chamber of Commerce members, $50 nonmembers. (845) 358-2525.

MAY 21. Acordia Northeast Inc. holds breakfast meeting on **management liability insurance**. 8:30 a.m. to 11:00 a.m., Jolly Hotel Madison Towers, 22 E. 38th St. Free. (917) 368-6757.

More meetings online at **www.crainsny.com** Click on "Events"

MAY 24-30

MAY 25. Networking for Professionals holds meeting. 6:30 p.m. to 9:00 p.m., Techspace, 41 E. 11th St., 11th floor. Fee: $25 members, $35 nonmembers. (718) 625-1369 or www.networkingforprofessionals.com/HighSpeedNetworking.php.

MAY 25. The Sobelsohn School holds course on **becoming a notary public**. 9:30 a.m. to 12:30 p.m., 208 W. 30th St., second floor. Fee: $75. (917) 441-9740.

MAY 25. Sterling National Bank holds program on **commercial financing**. 8:00 a.m. to 9:30 a.m., 650 Fifth Ave., fourth floor. Free. (212) 490-0417.

MAY 25. City Club of New York holds two panel discussions, on housing and on building codes. 5:15 p.m. to 8:00 p.m., National Arts Club, 15 Gramercy Park South. Fee: $22 members, $35 nonmembers. (212) 343-9222.

MAY 25. Women's Business Resource Center and Small Business Development Center hold workshop on **organizing your company** to be profitable. 8:00 a.m. to 11:00 a.m., Lehman College, 250 Bedford Park Blvd. West, Music Building, room 330, Bronx. Fee: $15 in advance, $20 at door. (718) 842-8888.

MAY 26. American Business Associates holds **networking meeting**. 8:00 a.m. to 10:00 a.m., HQ Global Workplaces, 11 Penn Plaza. Fee: $30. Registration required. (631) 425-9585.

MAY 31-JUNE 6

JUNE 1. SoBRO Venture Center holds workshop on **starting a business**. 6:00 p.m. to 8:00 p.m., 555 Bergen Ave., third floor, Bronx. Fee: $10. (718) 665-8888.

JUNE 2. Manhattan Chamber of Commerce holds **networking meeting**. 6:00 p.m. to 8:30 p.m., 201 W. 52nd St. Fee: $40 members, $45 nonmembers. Registration required by June 2. (212) 551-1013.

JUNE 3, 10, 17, 24. Million Dollar Lead Exchange holds **business networking meetings**. 7:30 a.m. to 8:30 a.m., Acordia, 90 Park Ave., third floor, conference room. Free. (212) 780-7743.

JUNE 4. The Association of the Bar of the City of New York holds course on **drafting corporate agreements**. 9:00 a.m. to 12:00 p.m., 42 W. 44th St., second floor. Fee: $165 members, $255 nonmembers. (212) 382-6663.

JUNE 5. The Federation of New York **Housing Cooperatives and Condominiums** holds conference. 9:00 a.m. to 5:00 p.m., La Guardia Marriott Hotel, 102-05 Ditmars Blvd., East Elmhurst, Queens. Fee: $50 members, $35 for half-day; $100 nonmembers, $50 for half-day. (718) 760-7540.

PAID

JUNE 7-13

JUNE 7. Professionals in Media and Entertainment holds program on the **fashion industry**. 6:30 p.m. to 9:30 p.m., Soldiers' Sailors' Marines' and Airmen's Club, 283 Lexington Ave. Fee: $20 in advance, $25 at door. (201) 653-3841 or david@bluestripe.com.

JUNE 8. Top Notch Training and Event Me holds seminar on how to **triple your revenue** this year. 6:30 p.m. to 8:30 p.m., HQ Global Workplaces, 11 Penn Plaza, fifth floor. Fee: $19.95 in advance, $30 at door. Seating is limited. (516) 616-3914.

JUNE 10. Women's Executive Circle of UJA-Federation of New York holds **networking breakfast**. 7:30 a.m. to 9:00 a.m., The Jewish Museum, 1109 Fifth Ave. Free. (212) 836-1675.

JUNE 14-20

JUNE 15. SalemGlobal Internet holds seminar on **Web site and Internet business strategies**. 8:00 a.m. to 9:00 a.m., 1501 Broadway, fifth floor, suite 501. Free. (212) 736-9636.

JUNE 15. Women's City Club of New York holds meeting on **welfare reform**. 12:30 p.m. to 2:00 p.m., Parish House of Church of St. Paul the Apostle, 405 W. 59th St. Fee: free for members, $10 nonmembers. (212) 353-8070, ext. 10.

—ADRIANNE PASQUARELLI

TO LIST YOUR EVENT

Crain's Web site offers the fastest way to get an event posted: All events submitted via the Web are posted online, usually within two business days. Events submitted by fax, e-mail or regular mail are posted within five days. To submit an event online, go to **www.crainsny.com** and click on "Events."

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#BYNSPWK
#JDKGBMJBN0# 448 12282
John Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

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#44 to 44-165pp

#43 (165)

John J. Crapo
P.O. Box 400151
Cambridge, MA 02140

Re: Boston University/Boston Medical School

Dear Mr. Crapo:

Your complaint regarding the above-referenced school has been received. Please be advised that the Board of Registration in Medicine has no jurisdiction in this complaint. We license and discipline physicians and acupuncturists only

If you have any questions, I can be reached at the number or address listed above.

Very truly yours,

Kathleen M. Shea

Kathleen M. Shea
Consumer Protection Manager

KMS\som

Power outage at 11:43AM 26 May 2004 TWICE since 10:37AM today inconvenient disruptive

#79 to 165

FOR MODERATORS ONLY

We'd like moderators to pick up the nameplates for your panel from Program Operations (room 305) before you proceed to the Green Room. Besides being the Keeper of the Nameplates for a panel, as the moderator you can help make it focused and fun:

Before the Panel

- If you're not sure, determine whether you are a member of the panel and have something of interest to say on the topic or whether you're there primarily to ensure the others stay on track.
- Prepare some questions/topics to keep the panel going if conversation lags.
- Meet briefly with the other panelists in the Green Room to talk about a general approach for the panel and a mutual understanding of the topic. (Don't get too detailed or you risk losing spontaneity.)

During the Panel

- Start the panel after you are sure that a substantial number of the audience are in place. Introduce the panelists or have them introduce themselves, perhaps asking them to relate (briefly!) their interest in or experience with the topic.
- Briefly outline the topic of the panel for the audience.
- Make sure all panelists get a fair chance to speak. This may involve drawing out a quiet panelist, or occasionally cutting off a garrulous one for the good of the panel. (Try humor first, confrontation last.)
- Unless the topic is going nowhere, prevent the discussion from drifting away from the topic. No matter how interesting a newer topic may be, remember that people have come expecting to hear a discussion of the listed topic.
- Allow time for questions from the audience towards the end of the panel, but don't let individual questioners monopolize the panel. (Again, this may involve cutting people off but is for the good of the panel). Don't move to questions too quickly: the panelists are on the program item because they are considered to have some expertise or interest in the topic and to be able to talk about it intelligently or amusingly (or both!)
- If you are in a large room, repeat questions from the audience so everyone in the room knows what was asked.
- If there are as many people in the audience as on the podium, make sure that you are covering topics that the audience wants to hear about. Ask them.

Logistics

- Please don't add anyone to the panel without confirming the addition with Program Operations (even if the person swears it's ok).
- Bring the panel gracefully to a close once your friendly neighborhood Program Operations volunteer flashes the "5 MINUTES" sign, and please be finished completely by the time s/he returns with the STOP sign.
- Please don't linger after the panel, and discourage other panelists from doing so, so that the next panel can start on time. If people want to communicate with the panelists, please encourage them to do so outside.

PAID

JOHN CRAPO

The McGraw·Hill Companies

1221 Avenue of the Americas
New York, NY 10020-1095
Tel 866 436 8502 (toll free)
Fax 212 512 3840
investor_relations@mcgraw-hill.com
www.mcgraw-hill.com/investor_relatio

News Release

THE McGRAW-HILL COMPANIES REPORTS FIRST QUARTER EARNINGS PER SHARE OF 39 CENTS

Revenue Grows by 9.7%
Operating Margin Improves in All 3 Segments

New York, NY, April 27, 2004—The McGraw-Hill Companies (NYSE:MHP) today reported diluted earnings per share of 39 cents from net income for the first quarter of 2004. The results include a one-time non-cash benefit of $20 million, or 10 cents per share, of accrued tax liabilities following the completion of various federal, state, local and foreign tax audits. This compares to the first quarter 2003 diluted earnings per share from net income of 50 cents, which included an after-tax impact of 29 cents from discontinued operations last year.

Income from continuing operations for the first quarter of 2004 increased 91.3% to $76.3 million. Net income for the first quarter of 2004 was $75.7 million.

Revenue for the first quarter of 2004 increased 9.7% to $911.6 million.

"We gained momentum late in the first quarter and finished with a very solid performance," said Harold McGraw III, chairman, president and chief executive officer of The McGraw-Hill Companies. "Buoyed by a surge of financing in March, Financial Services produced a record first quarter. We also saw pickups in education and advertising and benefited from rigorous cost controls.

Education: "Revenue for the segment increased 6.4% to $278.2 million and the operating loss was reduced by 2.0% to $68.8 million in the first quarter compared to the same period last year. Favorable foreign exchange rates contributed $6.1 million to revenue and had a slightly negative impact on operating profits.

"Revenue for the McGraw-Hill School Education Group grew by 8.6% to $125.1 million in the first quarter. Revenue for the McGraw-Hill Higher Education, Professional and International Group increased by 4.7% to $153.1 million.

"Growth in reading and testing markets was key to the McGraw-Hill School Education Group's improved performance in a seasonally slow quarter for education. The federal No Child Left Behind Act signed into law in 2002 placed new emphasis on teaching reading in the early years. As a result, educators are now acquiring reading preparation materials for the pre-K market, new programs for grades K-3, and remedial products for grades 4-6. Some of the funding for our material came from Reading First and Early Reading First programs, which are part of the No Child Left Behind Act.

"We continue to benefit from the increased emphasis on testing as states prepare to meet mandatory federal requirements to test annually every child in grades 3 through 8 in reading and math beginning in the 2005-06 school year. Custom-contract revenue improved in California, Wisconsin, Connecticut, West Virginia, Colorado and Maryland, but expenses increased because of additional scoring requirements for some state contracts. We also won a new statewide contract for Arizona.

"Sales in higher education markets here and abroad offset softness in professional titles in the first quarter. School products also contributed to improved international sales in Latin America, the United Kingdom, and Canada.

The McGraw·Hill Companies

1221 Avenue of the Americas
New York, NY 10020-1095
Tel 866 436 8502 (toll free)
Fax 212 512 3840
investor_relations@mcgraw-hill.com
www.mcgraw-hill.com/investor_relations

News Release

THE McGRAW-HILL COMPANIES REPORTS
FIRST QUARTER EARNINGS PER SHARE OF 39 CENTS

Revenue Grows by 9.7%
Operating Margin Improves in All 3 Segments

New York, NY, April 27, 2004—The McGraw-Hill Companies (NYSE:MHP) today reported diluted earnings per share of 39 cents from net income for the first quarter of 2004. The results include a one-time non-cash benefit of $20 million, or 10 cents per share, of accrued tax liabilities following the completion of various federal, state, local and foreign tax audits. This compares to the first quarter 2003 diluted earnings per share from net income of 50 cents, which included an after-tax impact of 29 cents from discontinued operations last year.

Income from continuing operations for the first quarter of 2004 increased 91.3% to $76.3 million. Net income for the first quarter of 2004 was $75.7 million.

Revenue for the first quarter of 2004 increased 9.7% to $911.6 million.

"We gained momentum late in the first quarter and finished with a very solid performance," said Harold McGraw III, chairman, president and chief executive officer of The McGraw-Hill Companies. "Buoyed by a surge of financing in March, Financial Services produced a record first quarter. We also saw pickups in education and advertising and benefited from rigorous cost controls.

Education: "Revenue for the segment increased 6.4% to $278.2 million and the operating loss was reduced by 2.0% to $68.8 million in the first quarter compared to the same period last year. Favorable foreign exchange rates contributed $6.1 million to revenue and had a slightly negative impact on operating profits.

"Revenue for the McGraw-Hill School Education Group grew by 8.6% to $125.1 million in the first quarter. Revenue for the McGraw-Hill Higher Education, Professional and International Group increased by 4.7% to $153.1 million.

"Growth in reading and testing markets was key to the McGraw-Hill School Education Group's improved performance in a seasonally slow quarter for education. The federal No Child Left Behind Act signed into law in 2002 placed new emphasis on teaching reading in the early years. As a result, educators are now acquiring reading preparation materials for the pre-K market, new programs for grades K-3, and remedial products for grades 4-6. Some of the funding for our material came from Reading First and Early Reading First programs, which are part of the No Child Left Behind Act.

"We continue to benefit from the increased emphasis on testing as states prepare to meet mandatory federal requirements to test annually every child in grades 3 through 8 in reading and math beginning in the 2005-06 school year. Custom-contract revenue improved in California, Wisconsin, Connecticut, West Virginia, Colorado and Maryland, but expenses increased because of additional scoring requirements for some state contracts. We also won a new statewide contract for Arizona.

"Sales in higher education markets here and abroad offset softness in professional titles in the first quarter. School products also contributed to improved international sales in Latin America, the United Kingdom, and Canada.

#47 do 1/65

COMMONWEALTH CO-OPERATIVE BANK
2 CENTER PLAZA
BOSTON, MA 02108

PRIVACY DISCLOSURE 2004

0161858 01 AT 0.292 **AUTO T6 0 0225 02140 02140 -4

JOHN JENNINGS CRAPO
P O BOX 400151
CAMBRIDGE MA 02140-0002

Customer Service Phone: (617)227-2298

Customer ID#: BOS6601000000097430 S

Protecting your privacy is important to us. We want you to understand what information we collect and how we use it. In order to provide you with a broad range of financial products and services as effectively and conveniently as possible, we use technology to manage and maintain information about you. The following policy serve as a standard for all our employees regarding the collection, use, retention, and security of nonpublic personal information.

"Nonpublic personal information" is nonpublic information about you that we obtain in connection with providing a financial product or service to you. For example, this includes information regarding your account balance, payment history, and overdraft history.

Information We Collect

We may collect nonpublic personal information about you from the following sources:

- Information we receive from you on applications or other forms;
- Information about your transactions with us or others; and
- Information we receive from third parties such as consumer reporting agencies.

Information We Disclose

We do not disclose any nonpublic personal information about our customers o[illegible]r customer[illegible]anyone, except as permitted by law.

If you decide to close your account(s) or become an inactive customer, we will continue to adhere to the privacy policies and practices described in this notice.

Our Security Procedures

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products or services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

#48 to 165

COMMONWEALTH CO-OPERATIVE BANK
2 CENTER PLAZA
BOSTON, MA 02108

PRIVACY DISCLOSURE 2004

0161858 01 AT 0.292 **AUTO T6 0 0225 02140 02140 -4

JOHN JENNINGS CRAPO
P O BOX 400151
CAMBRIDGE MA 02140-0002

PAID

Customer Service Phone: (617)2[illegible]

Customer ID#: BOS6601000000097430 S

Protecting your privacy is important to us. We want you to understand what information we collect and how we use it. In order to provide you with a broad range of financial products and services as effectively and conveniently as possible, we use technology to manage and maintain information about you. The following policy serves as a standard for all our employees regarding the collection, use, retention, and security of nonpublic personal information.

"Nonpublic personal information" is nonpublic information about you that we obtain in connection with providing a financial product or service to you. For example, this includes information regarding your account balance, payment history, and overdraft history.

Information We Collect

We may collect nonpublic personal information about you from the following sources:

- Information we receive from you on applications or other forms;
- Information about your transactions with us or others; and
- Information we receive from third parties such as consumer reporting agencies.

Information We Disclose

We do not disclose any nonpublic personal information about our customers or former customers to anyone, except as permitted by law.

If you decide to close your account(s) or become an inactive customer, we will continue to adhere to the privacy policies and practices described in this notice.

Our Security Procedures

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products or services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

#49 to 165

COMMONWEALTH CO-OPERATIVE BANK
2 CENTER PLAZA
BOSTON, MA 02108

PAID

FIRST-CLASS MAIL
U.S. POSTAGE
PAID
THURMONT, MD
PERMIT NO. 50

PAID

0161658 01 AT 0.292 **AUTO T6 0 0225 02140

JOHN JENNINGS CRAPO
P O BOX 400151
CAMBRIDGE MA 02140-0002

#50 (1765)

United States Treasury 15-51/000 P 854,938,359

Check No.

05 19 04 26 PHILADELPHIA, PA

2048 68660004

68660004 S1 1 P

Pay to the order of

JOHN J CRAPO 04
P O BOX 400151
CAMBRIDGE MA 02140-0002

SOC SEC
FOR APR

$****182*00

VOID AFTER ONE YEAR

REGIONAL DISBURSING OFFICER

⑆000000518⑆ 68660004⑈ 070504

2048 2

PAID

#30 to 165

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

MR JOHN ("JACKIE") J. CRAPO. PRO SE. AA.
ABE. NON PRACNG LCNSD CERT SCL WRK
PO BOX 400151
CAMBRIDGE MA 02[illegible]0-0002

PAID

#51 to (165)

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

MR DANIEL CLAGUE
LMHC OR HIS SUCCESS-
OR THERE
444 HARRISON AVE
BOSTON MA
02118 - 240

2. Article Number *(Copy from service label)*
7002 2410 0006 3802 7411

COMPLETE THIS SECTION ON DELIVERY

A. Received by *(Please Print Clearly)* | B. Date of Delivery

C. Signature
X [signature] ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

MA 02118

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

PS Form 3811, July 1999 Domestic Return Receipt 102595-99-M-1789

PAID

#52 (765)

UNITED STATES POSTAL SERVICE

BOSTON MA 021 PM 21 MAY

GREETINGS FROM Far Far Away

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN JENNINGS CRAPO. HOMELESS MNY
GROUP INC SHAREHLDR, NON LLB
PO BOX 400151
CAMBRIDGE MA 02140-0002

PAID

02140+0002

UNITED STATES POSTAL SERVICE

BOSTON MA 021 PM 20 MAY 2004

GREETINGS FROM Far Far Away

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN JENNINGS CRAPO. PRO SE. HOMELESS
MONY GROUP INC STCKHLDR
PO BOX 400151
CAMBRIDGE MA 02140-0002



PAID

02140+0002

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN JENNINGS CRAPO, PRO SE, HOMELESS
~~IDACORP INC~~
IDACORP INC SHAREHOLDER
PO BOX 400151
CAMBRIDGE MA 02140-0002

PAID

02

#5378
(165)

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:
JOHN JENNINGS CRAPO
PRO SE HOMELESS
MONY GROUP INC
SHAREHLDR
HOLIDAY INN
5 BLOSSOM ST
Boston MA
02114-9919

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X [signature] ☐ Agent ☐ Addressee

B. Received by (Printed Name)
C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

MAY 18 2004
JOHN F KENNEDY STATION

PAID

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) ER837527613US

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:
MR DANIEL DEFUSCO
FRONT DESK
5 BLOSSOM ST
BOSTON MA
02114-9919

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X [signature] ☐ Agent ☐ Addressee

B. Received by (Printed Name)
C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

MAY 20 2004
BOSTON STATION

PAID

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7004 0550 0000 5008 2037

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: IDACORP INC
ATTN PLEASE
CORPORATE SECRETARY MR
ROBERT W. STAHMAN, ESQ-
UIRE OR SUCCESSOR AS
ACTNG CORP SECY
1221 W IDAHO ST
BOISE ID 83707

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X [signature] ☐ Agent ☐ Addressee

B. Received by (Printed Name) [signature]
C. Date of Delivery May 14 2004

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

PAID

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7003 1010 0004 6489 3118

Domestic Return Receipt 102595-01-M-0381

#54 to (165)

UNITED STATES POSTAL SERVICE



First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

MR JOHN J. CRAPO. PRO SE. AA. ABE, HOMELESS
PO BOX 400151
CAMBRIDGE MA 02140-0002



PAID

02140/0002

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

MR JOHN J. CRAPO, PRO SE, AA, ABE, HOME-LESS US ARMY VETERAN, AND FORMER USANG STAFF SGT
PO BOX 400151
CAMBRIDGE MA 02140-0002



PAID

02

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

MR JOHN JENNINGS CRAPO. PRO SE. HOMELESS MONY GROUP INC SHAREHOLDER
PO BOX 400151
CAMBRIDGE. MA 02140-0002



PAID



2

#55 to (265)

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: PINE ST INN MEN'S INN HOMELESS MEN'S SHELTER ATTN PHILIP KENNEDY ASST ASSISTANT SUPRVR or successor as AS ASST SUPRVR 444 HARRISON AVE Boston MA 02118-2404

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly) B. Date of Delivery

C. Signature X [signature] ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes If YES, enter delivery address below: ☐ No

3. Service Type ☒ Certified Mail ☐ Express Mail ☐ Registered ☐ Return Receipt for Merchandise ☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

PAID

2. Article Number (Copy from service label) 7003 1010 0003 3508 3211

PS Form 3811, July 1999 Domestic Return Receipt 102595-99-M-1789

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: US DEPARTMENT OF VETERANS AFFAIRS PHARMACY 251 CAUSEWAY ST BOSTON MA 02114-2131

COMPLETE THIS SECTION ON DELIVERY

A. Signature X [signature] ☐ Agent ☐ Addressee

B. Received by (Printed Name) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes If YES, enter delivery address below:

MAY 21 2004 BOSTON MA USPS

3. Service Type ☒ Certified Mail ☐ Express Mail ☐ Registered ☐ Return Receipt for Merchandise ☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

PAID

2. Article Number (Transfer from service label) 7003 2260 0002 2230 6501

PS Form 3811, August 2001 Domestic Return Receipt 2ACPRI-03-P-4081

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: MR JOHN JENNINGS CRAPO PRO SE Shareholdr Proponent conf # 61618593 HOLIDAY INN #39 5 BLOSSOM St Boston MA 02114-9919

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly) B. Date of Delivery

C. Signature X [signature] ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes If YES, enter delivery address below:

JOHN F KENNEDY STATION MAY 19 2004 BOSTON MA USPS

3. Service Type ☒ Certified Mail ☐ Express Mail ☐ Registered ☐ Return Receipt for Merchandise ☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

PAID

2. Article Number (Copy from service label) 7003 2260 0007 2537 6213

102595-99-M-1789

#56 to 765

kinko's®

May 22,2004 11:56 Page: 1
Receipt #: 219230
Stored Value Card #: 272003391
2004/05/22 11:57
John J. Crapo, pro se

Qty	Description	Amount
	DEPOSIT: $5.00 JJC/jjc	

	SubTotal:	0.00
	Taxes:	0.00
	Total:	0.00

PAID

Balance remaining on card: $6.16

1 Mifflin Place 617 497 0125
Cambridge, MA 02138
www.kinkos.com

#57 to (165)

United States Postal Service

Sorry We Missed You! We Deliver for You

Today's Date 5/22/04

Sender's Name

Item is at:
__ Post Office *(See back)*

Available for Pick-up After
Date:
Time:

We will redeliver or you or your agent can pick up. See reverse.

☐ If checked, you or your agent must be present at time of delivery to sign for item

X Letter
__ Large envelope, magazine, catalog, etc.
__ Parcel
__ Restricted Delivery
__ Perishable Item
__ Other:

For Delivery: *(Enter total number of items delivered by service type)*
For Notice Left: *(Check applicable item)*

__ Express Mail *(We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)*
__ Certified
__ Recorded Delivery
__ Firm Bill

X Registered
__ Insured
__ Return Receipt for Merchandise
__ Delivery Confirmation
__ Signature Confirmation

Article Number(s)
RR 854 970 305 US

Notice Left Section
Customer Name and Address
J J CRAPO
PO Box 151

PAID

Article Requiring Payment
☐ Postage Due ☐ COD ☐ Customs

Amount Due
$

☐ **Final Notice:** Article will be returned to sender on

Delivered By and Date
May 22 2004

Delivery Notice/Reminder/Receipt

PS Form **3849,** November 1999

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1. *a. Check all that apply in section 3;*
b. Sign in section 2 below;
c. Leave this notice where the carrier can see it.

PORTER SQUARE POST OFFICE
1953 MASSACHUSETTS AVE
CAMBRIDGE MA 02140-9998
M-F 7:30AM-5:30PM SAT 7:30-2:00PM
PHONE: 1-800-275-8777

2. Sign Here *to Authorize Redelivery or to Authorize an Agent to Sign for You:*

3. ☐ Redeliver *(Enter day of week):*

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

☐ Leave Item at my address

(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

Delivery Section

PAID PAID PAID

Signature X

Printed Name: JOHN JENNINGS CRAPO PRO SE, NON LLB, NON MS

Delivery Address: at FRONT DESK USPO 02140-9998

JJC / JJC

USPS

5293 0002 8429 0701

PS Form **3849,** November 1999 *(Reverse)*

#58 to 165

COMMONWEALTH OF MASSACHUSETTS
THE TRIAL COURT
THE PROBATE AND
FAMILY COURT DEPARTMENT

MIDDLESEX Division
Docket No. 04A0169AC

In the Matter Of
GIOVANNI JOSIAH REYES, minor

CITATION
M.G.L. c.210, sec 6

To **JOSE R. REYES** of parts unknown, and/or any unknown or unnamed father, and/or persons interested in a petition for the adoption of said child and to the Department of Social Services of said Commonwealth.

A petition has been presented to said court by **CYNTHIA ROBERTA WILCOTT & JASON V. AGA** of FRAMINGHAM in the County of MIDDLESEX, praying for leave to adopt said child and that the name of the child be changed to **GIOVANNI JOSIAH AGA.**

IF YOU DESIRE TO OBJECT THERETO, YOU OR YOUR ATTORNEY MUST FILE A WRITTEN APPEARANCE IN SAID COURT AT MIDDLESEX PROBATE & FAMILY COURT 208 CAMBRIDGE ST., CAMBRIDGE, MA 02141 ON OR BEFORE TEN O'CLOCK IN THE FORENOON (10:00) AM ON JULY 20, 2004.

WITNESS, Hon. Beverly Weinger Boorstein, Esquire, First Justice of said Court at Cambridge this day, May 11, 2004.

John R. Buonomo
Register of Probate
May 22, 29, Jun 5



PAID

(mg) JJC/jic John J. CRAPO PRO SE

SATURDAY, MAY 22, 2004 BOSTON HERALD

400 Legal Notice | **400 Legal Notice**

LICENSING BOARD
FOR THE CITY OF BOSTON

Date May 18, 2004

As required by law, notice is hereby given that -

Equator, Inc.
d/b/a "Equator"
1721 Washington Street
Boston, MA 02118



Has applied for a CV 7-Day Malt and Wine License - To be exercised on the above premises - In one room on the first floor, kitchen and storage in the rear and to include an outdoor seasonal patio from April through October for twenty-eight (28) patrons between the hours of 11:00 A.M. - 9:00 P.M.



PAID

Siriluck Plabutong, Manager
11:00 P.M. Closing Hour

HEARING: Wednesday-June 16, 2004, 10:00 A.M.
WILLIAM F. ARRIGAL, JR. LIBRARY
ROOM 809A - NEW CITY HALL - BOSTON

For the Board.

By its Secretary
JEAN M. LORIZIO

May 22



IDACORP
IDACORP, Inc.
P.O. Box 70
Boise, Idaho 837(
United States Postal Service
REGISTERED MAIL
RR 854 970 305 US
Label 200, July 1999
(102595) 99-M-1904
BOISE
MAY 18'04
ID
PB METER
131294
9.62
U.S. POSTA
PAID
John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002
OFFICE WINDOW
MAY 18 200
USPS
5/22
PAID
#53 ½ 1165

#60 to 165




PAID




#61 to (165)
IDACORP

IDACORP, Inc.
P.O. BOX 70
BOISE, IDAHO 83707

ROBERT W. STAHMAN
Vice President, General Counsel and Secretary

May 18, 2004

Registered Mail
Return Receipt Requested

John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Dear Mr. Crapo:

We are in receipt of your letter of May 14, 2004. In accordance with Rule 14a-8(f) of the SEC's proxy rules, we are hereby notifying you of your failure to follow certain of the procedural requirements for submission of shareholder proposals.

Rule 14a-8(d) states that a shareholder proposal, including any supporting statement, may not exceed 500 words. The length of your proposal is over 600 words.

You may correct this deficiency by resubmitting to us a revised proposal, not exceeding 500 words. In accordance with SEC rules, you must submit the revised proposal to us by letter postmarked, or by electronic transmission, no later than 14 days after you receive this letter.

Very truly yours,

Robert W. Stahman

Telephone (208) 388-2676, Fax (208) 388-6936

#62 to [illegible]

PAID
John J. CRAPO
[illegible]

JJC/jjc



#63 to (165)

35002

IDACORP

IDACORP, Inc.
P.O. Box 70
Boise, Idaho 837(

United States Postal Service
REGISTERED MAIL

RR 854 970 305 US

Label 200, July 1999 (102595) ... M-190

BOISE ID
MAY 18'04

PB METER 7131294
9.62
U.S. POSTAGE

John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

PAID

5/22

IN OFFICE WINDOW
MAY 18 2004
USPS

#64 do (165)

John J. CRAPO
pro se

JJC
JJC

P

#65 to (165)


HARVARD COOPERATIVE SOCIETY
JOHN J. CRAPO, PRO SE
5053 CASH-1 8807 0300 017
JJC/jjc
03161904695
THESIS PAPER MDS 1 13.50
SUBTOTAL 13.50
5% SALES TAX .68
TOTAL 14.18
Cash 15.00
CHANGE .82
MORE MONEY BACK...MORE USED BOOKS!
5/22/04 11:43 AM

PAID

STAPLES
that was easy.
Low prices. Every item. Every day.
110% Price Match. Guaranteed.
25 Court Street
Boston, MA 02108
(617) 367-1747

PAID

SALE	030702 14 006 11784
	0063 05/21/04 01:55
QTY SKU	OUR PRICE

John J. CRAPO, PRO SE
JJC/jjc

1 JOURNAL BOOK 150 P	
073333562118	21.97
SUBTOTAL	21.97
Standard Tax 5.00%	1.10
TOTAL	$23.07
Cash	30.00
Cash Change	6.93

TOTAL ITEMS 1

Compare and Save
with Staples-brand products.

THANK YOU FOR SHOPPING AT STAPLES !

J&T Mobil
273 East Berkeley
Boston, MA 02118
John J. CRAPO, Pro Se
JJC/jjc

PAID

Daily Globe	0.50
Daily Herald	0.50
Large Coffee	1.15T
Host SuzyQ's	0.99
Host SuzyQ's	0.99
Items: 5 Subtotal	4.13
Sales Tax	0.06
TOTAL	$4.19
Cash	5.19
CHANGE DUE	1.00

826304e19s1416t2 05/22/04 08:11:59

THANK YOU FOR CHOOSING MOBIL

#66 to (165)

PAID

PAID

J&T Mobil
273 East Berkeley
Boston, MA 02118

John J CRAPO · Pro Se

Daily Herald			0.50
Large Coffee			1.15T
Host Suzy Q's	2 @	0.99	1.98
Items: 4	Subtotal		3.63
	Sales Tax		0.06
TOTAL			$3.69
	Cash		4.00
CHANGE DUE			0.31

824203e10s1413t2 05/21/04 08:43:32

THANK YOU FOR
CHOOSING MOBIL

#6710 (165)



ON'S NEWSPAPER — 50 CENTS

Relax, it's Holiday Inn®
1-800-HOLIDAY • holiday-inn.com

IN THE USA

Jasmine ousted from 'Idol'

Competition is down to Diana DeGarmo and Fantasia Barrino ■ 1D

DeGarmo, left, Barrino and Jasmine Trias. (Fox)

John J. Crapo

o help in drug probe

Committee, de- at any of Jones' d samples be test- the new designer and other banned

also demands she to "answer any

hunt-like atmosphere."

Late Wednesday, USADA agreed to such a meeting "at her convenience."

If banned on drug charges, Jones would miss the Athens Olympics in August. Tim Montgomery, who fathered her 10-

White, who admitted using undetectable steroids and endurance-boosting EPO, could be the key to additional non-analytical positives in what USADA has called "the biggest drug bust in sports."

White's cooperation could help build a case against Jones, Montgo-

N'S NEWSPAPER 50 CENTS

Jasmine ousted from 'Idol'

Competition is down to Diana DeGarmo and Fantasia Barrino ■ 1D

DeGarmo, left, Barrino and Jasmine Trias.

IN THE USA

o help in drug probe

Committee, de
t any of Jones'
d samples be test
he new designer
and other banned

also demands she
... any

hunt-like atmosphere."

Late Wednesday, USADA agreed to such a meeting "at her convenience."

If banned on drug charges, Jones would miss the Athens Olympics in August. Tim Montgomery, who fathered her 10-

White, who admitted using un-detectable steroids and endurance-boosting EPO, could be the key to additional non-analytical positives in what USADA has called "the biggest drug bust in sports."

White's cooperation could help build a case against Jones, Montgo-

PAID

Holiday Inn SELECT
BOSTON GOVERNMENT CENTER
5 Blossom Street
Boston, Massachusetts 02114
617-742-7630
Fax 617-742-4192

Name & Address

JOHN CRAPO
PO BOX 400151

CAMBRIDGE MA

Room	~~1201 11~~
Arrive Date	~~05/17/04/JRW~~
Dept. Date	~~05/20/04/BRI~~
Folio #	~~487494~~
Room Rate	~~219.95 /~~ .00
Account	~~0-00001~~
Mkt/Seg	~~0-CORF~~

Independently owned by an affiliate of FelCor Lodging Trust Incorporated and managed by InterContinental Hotels Group. Page 1

I authorize you to bill the full balance of my account to my credit card which was presented upon registration.
SIGNATURE Rapid Check-Out℠

The management is not responsible for any valuables not secured in safety deposit boxes provided at the front office. I agree that my liability for the charges is not waived and agree to be held personally liable in the event that the indicated person, company or association fails to pay for any part or the full amount of such charges.

X
SIGNATURE

DATE	CODE	REFERENCE	ID	DESCRIPTION	CHARGE	PAYMENT	BALANCE
0517	911	0517000	JRW	CASH	.00$	-742.00$	-742.00$
0517	111	0517001	TBB	GUEST ROOM	219.95$	.00$	-522.05$
0517	811	0517002	TBB	ROOM TAX	11.00$	.00$	-511.05$
0517	812	0517003	TBB	CITY TAX	16.39$	.00$	-494.66$
0518	111	0518000	TBB	GUEST ROOM	219.95$	.00$	-274.71$
0518	811	0518001	TBB	ROOM TAX	11.00$	.00$	-263.71$
0518	812	0518002	TBB	CITY TAX	16.39$	.00$	-247.32$
0519	111	0519000	TBB	GUEST ROOM	219.95$	.00$	-27.37$
0519	811	0519001	TBB	ROOM TAX	11.00$	.00$	-16.37$
0519	812	0519002	TBB	CITY TAX	16.39$	.00$	.02$
0520	911	0520000	BRI	CASH	.00$	-.02$	.00$
				***TOTAL			.00$

Holiday Inn SELECT

PAID

--For EXPRESS CHECK OUT, please sign below and leave copy in our gold Key Box near the elevators. Your bill will be processed to the credit card presented at check in.

THANK YOU AND HAVE A GREAT DAY

ACCT. NO.
XXXXXXXXXXXXXXXXXXXXX
CARD MEMBER NAME
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
ESTABLISHMENT NO. & LOCATION
XXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXX. XX XXXXX
Holiday Inn SELECT
CARD MEMBER'S SIGNATURE
X

DATE OF CHARGE XX/XX/XX
FOLIO NO./CHECK NO. XX-XXXXXX-XX
AUTHORIZATION XXXXXX
I.D. XXX
PURCHASES & SERVICES XXXXXXXX.XX
TOTAL AMOUNT XXXXXXXX.XX

#69 to 165

Holiday Inn
SELECT

BOSTON GOVERNMENT CENTER
5 Blossom Street
Boston, Massachusetts 02114
617-742-7630
Fax 617-742-4192

Name & Address

JOHN CRAPO
PO BOX 400151

CAMBRIDGE MA 02140-0002

Room	1201-11
Arrive Date	05/17/04 JPW
Dept. Date	05/20/04
Folio #	VIEW
Room Rate	219.95 / 0.00
Account	0-00001
Mkt/Seg	0-CORP

Independently owned by an affiliate of FelCor Lodging Trust Incorporated and managed by InterContinental Hotels Group.

I authorize you to bill the full balance of my account to my credit card which was presented upon registration.

Rapid Check-Out SM

SIGNATURE

The management is not responsible for any valuables not secured in safety deposit boxes provided at the front office. I agree that my liability for the charges is not waived and agree to be held personally liable in the event that the indicated person, company or association fails to pay for any part or the full amount of such charges.

X
SIGNATURE

DATE	CODE	REFERENCE	ID	DESCRIPTION	CHARGE	PAYMENT	BALANCE
0517	911	0517000	JPW	CASH	.00$	-742.00$	-742.00$
				TOTAL			-742.00$

--For EXPRESS CHECK OUT, please sign below and leave a copy in our gold Key Box near the elevators. Your bill will be processed to the credit card presented at check in.

THANK YOU AND HAVE A GREAT DAY

Holiday Inn SELECT

PAID

ACCT. NO.	DATE OF CHARGE	FOLIO NO./CHECK NO.
XXXXXXXXXXXXXXXXXXXXXX	XX/XX/XX	XX-XXXXXX-XX

CARD MEMBER NAME
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

AUTHORIZATION XXXXXX
I.D. XXX

ESTABLISHMENT NO. & LOCATION
ESTABLISHMENT AGREES TO TRANSMIT TO CARD ISSUER FOR PAYMENT

XXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXX, XX XXXXX

PURCHASES & SERVICES XXXXXXXX.XX

CARD MEMBER'S SIGNATURE
X

TOTAL AMOUNT XXXXXXXX.XX

MERCHANDISE AND/OR SERVICES PURCHASED ON THIS CARD SHALL NOT BE RESOLD OR RETURNED FOR A CASH REFUND

#70 to (165)

PAID John J. CRAPO

GOOD TO THE LAST DROP

Maxwell House®


GOOD TO THE
LAST DROP

Maxwell House®

GOOD TO TH

#716 (165)

John J. CRAPO PRO SE

MAXWELL HOUSE™ coffee begins with the choicest coffee beans from around the world. Expertly roasted and blended to provide consistently great taste and aroma, cup after cup. That's why MAXWELL HOUSE™ is always

GOOD TO THE LAST DROP™

KRAFT FOODS, INC.
NORTH AMERICAN FOODSERVICE DIVISION
WHITE PLAINS, NY 10625, USA

K

F-2050

TEAR CORNER ▶

DIRECTIONS

1. Carefully tear open package and remove Filter Pack. DO NOT OPEN FILTER PACK
2. Place Filter Pack in bottom of brew basket making sure coffee is spread evenly. Filter Pack edges should be up against sides of brew basket
3. Fill coffee maker with fresh, cold water and brew.

MAXWELL HOUSE™ coffee begins with the choicest coffee beans from around the world. Expertly roasted and blended to provide consistently great taste and aroma, cup after cup. That's why MAXWELL HOUSE™ is always

GOOD TO THE LAST DROP™

KRAFT FOODS, INC.
NORTH AMERICAN FOODSERVICE DIVISION
WHITE PLAINS, NY 10625, USA

K

F-2050

TEAR CORNER ▶

DIRECTIONS

1. Carefully tear open package and remove Filter Pack. DO NOT OPEN FILTER PACK.
2. Place Filter Pack in bottom of brew basket making sure coffee is spread evenly. Filter Pack edges should be up against sides of brew basket.
3. Fill coffee maker with fresh, cold water and brew.

MAXWELL HOUSE™ coffee begins with the choicest coffee beans from around the world

TEAR

#72 to 165

#71 1765

FLAT RATE ENVELOPE
FLAT RATE POSTAGE
REGARDLESS OF WEIGHT
DOMESTIC USE ONLY

EXTREMELY ... NT Please Rush To Addressee

RETURN RECEIPT REQUESTED

(1201)

CALL 1-800-222-1... ICKUP OR TRACKING OF ALL YOUR PACKAGES

EXPRESS MAIL
UNITED STATES POSTAL SERVICE

U.S. POSTAGE PAID
NEW YORK, NY
10199
MAY 18, '04
AMOUNT
$15.40
00047956-77
9251

HOW TO ...

ER877577613US

RECEIPT

Addressee Copy
Label 11-B September 2002

EXPRESS MAIL
UNITED STATES POSTAL SERVICE
Post Office To Addressee

ORIGIN (POSTAL USE ONLY)

PO ZIP Code	Day of Delivery	Flat Rate Envelope
10199	☑ Next ☐ Second	☑
Date In: Mo. 05 Day 18 Yr. 04	☑ 12 Noon ☐ 3 PM	Postage $ 13.65
Time In 7:58 ☑ AM ☐ PM	Military ☐ 2nd Day ☐ 3rd Day	Return Receipt Fee 1.75
Weight lbs. 6 ozs.	Int'l Alpha Country Code	COD Fee $ / Insurance Fee
No Delivery ☐ Weekend ☐ Holiday	Acceptance Clerk Initials AK	Total Postage & Fees $ 15.40

DELIVERY (POSTAL USE ONLY)

Delivery Attempt	Time	Employee Signature
Mo. Day	☐ AM ☐ PM	
Delivery Attempt	Time	Employee Signature
Mo. Day	☐ AM ☐ PM	
Delivery Date	Time	Employee Signature
Mo. 5 Day 19	☑ AM ☐ PM	[signature]

CUSTOMER USE ONLY
PAYMENT BY ACCOUNT
Express Mail Corporate Acct. No.
Federal Agency Acct. No. or Postal Service Acct. No.

NO DELIVERY ☐ Weekend ☐ Holiday

FROM: (PLEASE PRINT) PHONE ( ) None
JOHN JENNINGS CRAPO, ~~Non LLB~~
HOMELESS MNY GROUP INC
SHAREHLDR, NON LLB
PO BOX 400151
CAMBRIDGE MA 02140-0002

TO: (PLEASE PRINT) PHONE ( ) None
JOHN JENNINGS CRAPO, Pro Se
HOMELESS MONY GROUP INC
SHAREHLDR
HOLLIGAN ...
5 ... ST
BOSTON
0 2 1 1 4 + 9 7 1 1
ZIP + 4

PAID

RETURN RECEIPT REQUESTED

FOR PICKUP OR TRACKING CALL 1-800-222-1811
www.usps.com
EMS

The efficient Fl...
the Express Mail F...

RETURN RECEIPT REQUESTED

MR JOHN JENNINGS
CRAPO. PRO SE. HOME-
LESS MONY GROUP INC
SHAREHOLDER
PO BOX 400151
CAMBRIDGE MA
02140-0002

ADDRESS CORRECTION
REQUESTED

CERTIFIED MAIL™

7003 2260 0007 2537 6213

UNITED STATES POSTAL SERVICE

9264 0211

U.S. POSTAGE
PAID
BOSTON, MA
02109
MAY 17, 04
AMOUNT
$4.88
00031593-00

RETURN RECEIPT REQUESTED

MR JOHN JENNINGS CRAPO CONF # 61618593
PRO SE Sharehodr PROPONENT
HOLIDAY INN #39
5 BLOSSOM ST
BOSTON MA 02114-9919

#1201

RETURN RECEIPT
REQUESTED

#7 (165)

MR JOHN JENNINGS
CRAPO. PRO SE. Home-
LESS MONY GROUP INC
SHAREHOLDER
PO BOX 400151
CAMBRIDGE MA
02140-0002

CERTIFIED MAIL

7003 2260 0007 2537 6213

UNITED STATES POSTAL SERVICE

U.S. POSTAGE
PAID
BOSTON, MA
02109
MAY 17, 04
AMOUNT
$4.88
00031593-00

9264 02114

ADDRESS CORRECTION
REQUESTED

RETURN RECEIPT
REQUESTED

RETURN RECEIPT REQUESTED
MR JOHN JENNINGS CRAPO CONF # 61618593
PRO SE Sharehodr Proponent
HOLIDAY INN #39
5 BLOSSOM ST
BOSTON MA 02114-9919

#1201

PAID

#73a (65)

MR JOHN JENNINGS
CRAPO. PRO SE. Home-
LESS MONY GROUP INC
SHAREHOLDER
PO BOX 400151
CAMBRIDGE MA
02140-0002

CERTIFIED MAIL

7003 2260 0007 2537 6213

UNITED STATES POSTAL SERVICE

9264 02114

U.S. POSTAGE
PAID
BOSTON, MA
02109
MAY 17 04
AMOUNT
$4.88
00031593-00

ADDRESS CORRECTION
REQUESTED

RETURN RECEIPT REQUESTED
MR JOHN JENNINGS CRAPO CONF # 61618593
PRO SE Sharehodr PROPONENT
HOLIDAY INN #39
5 BLOSSOM ST
BOSTON MA 02114-9919

#1207

PAID

RETURN RECEIPT
REQUESTED

#74165

0043 GREYHOUND LINES, INC.

RECEIPT & ITINERARY ** NOT GOOD FOR TRAVEL **

FROM: BOSTON MA DEPART: Sat 12Apr03 CONF#: 4155752001
TO: NEW YORK NY CRAPO J JOHN ROUND TRIP/ADULT

SCHEDULE	*** DEPART ***			*** ARRIVE ***	
R GLI 1835	12Apr03 12:01p	BOSTON	MA	NEW YORK	NY 04:20p
R GLI 0226	14Apr03 07:00a	NEW YORK	NY	BOSTON	MA 11:20a

PAID

FARE PAID: $40.00 CASH
TAX XX CA/CA
INSURANCE: $0.00 DOC #:
EXCESS BAG: $0.00
EXCESS VAL: $0.00

001 00 29 37875654 0

00406 BOSTON MA
10Apr03 04:15p 4361
BOST011

PAID

NBTA 0043 GREYHOUND LINES, INC.

RECEIPT & ITINERARY ** NOT GOOD FOR TRAVEL **

FROM: BOSTON MA DEPART: Tue 18May04 CONF#: 6111612801
TO: NEW YORK NY CRAPO JOHN ROUND TRIP/SENIOR

*** CITY ***		ARRIVAL	LAYOVER	DEPARTURE	SCHEDULE
BOSTON	MA			12:30a 18May04	GLI 1803
NEW YORK	NY	04:50a 18May04		04:00p 18May04	GLI 1852
BOSTON	MA	08:30p 18May04			GLI 1852

PAID

ADVANCE PURCHASE SUBJECT TO A $10 CHANGE OF ITINERARY FEE

FARE PAID: $52.25 MASTERCARD
TAX XX MC/MC
INSURANCE: $0.00 DOC #:5260[illegible]
EXCESS BAG: $0.00 AUTH CODE: 040515 015784
EXCESS VAL: $0.00

001 00 29 56453235 0

00406 BOSTON MA
15May04 09:47a 6092
BOST010

** VOID IF DETACHED **

#75 of (165)

#7620 (165)

Passenger agrees baggage is checked subject to governing tariffs or the following contract of carriage. Liability limited to $250 per adult ticket and $125 per child fare ticket, except that a greater value may be declared and purchased on baggage in interstate travel up to a maximum liability of $1,000. Baggage claims must be supported by this check, I.D. check of transportation ticket, and excess value declaration (if any). Late claim of baggage is subject to storage charges. Note: Passenger's ticket receipts must accompany baggage claims.

THIS CHECK MUST BE SURRENDERED IN ORDER TO OBTAIN BAGGAGE

"Under Government Regulations and Carrier's Tariffs all baggage must be properly identified."

YOUR BAGGAGE MUST BE CLAIMED PROMPTLY ON ARRIVAL. STORAGE CHARGES WILL BE ASSESSED AND COLLECTED FOR LATE CLAIM OF BAGGAGE

GREYHOUND LINES, INC. DALLAS, TEXAS

El pasajero está de acuerdo que el equipaje está sujeto a las tarifas que regulan el siguiente contrato de acarreo. Responsabilidad limitada a $250.00 por boleto de adulto y $125.00 por precio del niño, con excepción de un valor mayor que pudiera ser declarado y comprado en equipaje en viajes interestatales con una máxima responsabilidad de $1,000.00. Los reclamos deben ser respaldados por este comprobante, una identificación del boleto de transportación, una declaración de excesos de valor (si existen). Reclamos de retrasos están sujetos a cargos por almacenaje.

Nota: El recibo del boleto del pasajero tiene que acompañar el reclamo de equipaje.

ESTE COMPROBANTE DEBE SER ENTREGADO PARA PODER OBTENER SU EQUIPAJE.

"Por Regulaciones Gubernamentales y Tarifas de transportación todo equipaje debe ser identificado apropiadamente."

SU EQUIPAJE DEBE SER RECLAMADO INMEDIATAMENTE A SU LLEGADA. CARGOS SERAN APLICADOS Y COBRADOS POR RECLAMO TARDIO DE EQUIPAJE.

GREYHOUND LINES, INC. DALLAS, TEXAS

NAME/NOMBRE JOHN J. CRAPO PRO SE

ADDRESS/DIRECCION PO BOX 400151 CAMBRIDGE MA 02140-0002

18 May 2004 4:50 AM / 8:30 PM

SMOKING PROHIBITED

Note: Passenger's ticket receipts must accompany baggage claims

---

Passenger agrees baggage is checked subject to governing tariffs or the following contract of carriage. Liability limited to $250 per adult ticket and $125 per child fare ticket, except that a greater value may be declared and purchased on baggage in interstate travel up to a maximum liability of $1,000. Baggage claims must be supported by this check, I.D. check of transportation ticket, and excess value declaration (if any). Late claim of baggage is subject to storage charges. Note: Passenger's ticket receipts must accompany baggage claims.

THIS CHECK MUST BE SURRENDERED IN ORDER TO OBTAIN BAGGAGE

"Under Government Regulations and Carrier's Tariffs all baggage must be properly identified."

YOUR BAGGAGE MUST BE CLAIMED PROMPTLY ON ARRIVAL. STORAGE CHARGES WILL BE ASSESSED AND COLLECTED FOR LATE CLAIM OF BAGGAGE

GREYHOUND LINES, INC. DALLAS

PAID

SU EQUIPAJE DEBE SER RECLAMADO INMEDIATAMENTE A SU LLEGADA. CARGOS SERAN APLICADOS Y COBRADOS POR RECLAMO TARDIO DE EQUIPAJE.

GREYHOUND LINES, INC. DALLAS, TEXAS

NAME/NOMBRE JOHN J. CRAPO PRO SE

PO BOX 400151 CAMBRIDGE MA

ADDRESS/DIRECCION 02140-0002

24 Feb 2004 4:50 AM 7:30 PM

SMOKING PROHIBITED

Note: Passenger's ticket receipts must accompany baggage claims

This card is the official verification of your Social Security number. Please sign it right away. Keep it in a safe place.

Improper use of this card or number by anyone is punishable by fine, imprisonment or both.

PAID

This card belongs to the Social Security Administration and you must return it if we ask for it.

If you find a card that isn't yours, please return it to:
Social Security Administration
P.O. Box 33008, Baltimore, MD 21290-3008

For any other Social Security business/information, contact your local Social Security office. If you write to the above address for any business other than returning a found card, it will take longer for us to answer your letter.

Social Security Administration
Form SSA-3000 (6-99)

E43316839

John J. CRAPO PRO SE
JJC/
JJC

#77 to 165



PAID
VALID ONLY
MAY

#78 to 165


SOCIAL SECURITY
USA
VALENTIN INDORIGUEZ
PAID
SIGNATURE

John Jennings CRAPO, PRO SE JJC/ jjc


PAID

a disruption just now in the midst of exceedingly inconvenient troubling threatening circumstances

#80 to 165

UNITED STATES POSTAL SERVICE

***** WELCOME TO *****
PORTER SQUARE POST OFFICE
CAMBRIDGE, MA 02140-9998
05/22/04 10:49AM

JOHN J. CRAPO, Pro Se

Store	USPS	Trans	30
Wkstn	sys5002	Cashier	TZYWXO
Cashier's Name		CAROL	
Stock Unit Id		SIACAROL	
PO Phone Number		617-876-5599	
USPS #		2407980140	

PAID

1. EP 10x13 Env - RP	0.49
2. EP 10x13 Env - RP	0.49
3. EP 10x13 Env - RP	0.49
4. EP 10x13 Env - RP	0.49
5. EP 10x13 Env - RP	0.49
6. EP 10x13 Env - RP	0.49
7. Other Mail Pickup Event Code: Delivered	0.00
Subtotal	2.94
Total	2.94
Cash	5.00
Change Due Cash	2.06

JJC/jjc

Order stamps at USPS.com/shop or call 1-800-Stamp24. Go to USPS.com/clicknship to print shipping labels with postage. For other information call 1-800-ASK-USPS.

PAID

Pickup Date/Time: 05/22/04 10:51AM
Number of Mailpieces Processed: 1

JOHN J. CRAPO
Pro Se
JJC/jjc

Number of Items Sold: 7

Thank You
Please come again!

#81 to 165

$5 Off Your Next
Full Fare Walk-Up Ticket
Boston to New York City
Or
New York City to Boston

This coupon is valid for $5 off a full fare walk-up ticket between the markets of Boston and New York. The Boston market includes the Boston Terminal, Newton and Framingham locations. The New York city market includes the New York City Port Authority Bus Terminal, Brooklyn and NY George Washington Bridge locations. The coupon may be used for travel in either direction between the above locations.

No further discounts will apply and the coupon cannot be combined with any other promotional offers or fares. Fares are subject to change without notice.

Ticket may be purchased at Greyhound.com using the coupon code "BB3107". Ticket agents please use code "B1" for one-way travel and "B2" for round-trip travel. Ticket must be purchased no later than 07/31/2004.

NEVA 0043

GREYHOUND LINES, INC.

RECEIPT & ITINERARY ** NOT GOOD FOR TRAVEL **

FROM: BOSTON MA DEPART: Tue 24Feb04 CONF#: 5714675501
TO: NEW YORK NY CRAPO JOHN ROUND TRIP/ADULT

*** CITY ***		ARRIVAL	LAYOVER	DEPARTURE	SCHEDULE
BOSTON	MA			12:30a 24Feb04	GLI 1803
NEW YORK	NY	04:50a 24Feb04		03:00p 24Feb04	GLI 1848
BOSTON	MA	07:30p 24Feb04			GLI 1848

PAID

PAID

FARE PAID: $50.00 CASH
TAX : XX CA/CA
INSURANCE: $0.00 DOC #:
EXCESS BAG: $0.00
EXCESS VAL: $0.00

00406 BOSTON MA
19Feb04 12:51p 9440
BOST010

001 00 29 52706567 8

** VOID IF DETACHED **

this proposal is "fairly" clear after one read it through several times. However the "Supporting Statement" is useless. It doesn't say why you want the information you have asked for – not one word more about the matter questioning the donations & how they are chosen

STOCKHOLDER PROPOSAL

Mr. John Jennings Crapo, of Porter Square Branch, P.O. Box 400151, Cambridge, Massachusetts, 02140-0002, a holder of 207 common shares, proposes to submit the following proposal at the special meeting. The following proposal appears exactly as proposed by Mr. Crapo:

Proposal

Shareholders recommend that the Board of Directors of Mony Group Inc ("Group") publish in the proxy statement of each stockholder annual meeting a report containing an item concerning the charitable donations programs of the Group for the past calendar year, with the following information:

(i) an explanation of at least five hundred words explaining the standards of the Group and procedures of said corporation governing its donations to United States of North America Internal Revenue Service approved private foundations to include standards for denial of such help.

(ii) an enumeration of such said qualifying charities and approved foundations which our Group Board of Directors plans to help in the ensuing calendar year, including with every charity an elucidation of at least twenty five words how it complied with the standards and procedures enumerated in (i).

Supporting Statement

The shareholder proposal although it didn't win at the stockholder meeting of stockholders and proxies meeting in annual meeting of shareholder and proxies meeting for the purpose of annual meeting.

I ask the OFC of Secy to cross out this paragraph when he/she inserts numbers of stockholder votes were cast at said meeting. How many shares which weren't voted, how many votes were cast for my stockholder proposal—the percentage, how many against, the percentage and numbers of shares voting in opposition, the percentage and the number of shares voted blank, and that percentage.

I've sent Mr. Daniel J. Gallagher a copy of a letter from Mr. Robert A. Romagna of Florida I received which I felt I should call to the Group's attention.

Enclosed with this I enclose copy of the receipt I signed for delivery of this Via Express Mail to me at U.S. Post Office, as well as the front piece of said express mail article of mail. Mr. Romagna went through a campaign with me. I briefly write so to comply with five hundred word limit of the shareholders proposal and its supporting statement.

PAID

Board of Directors Recommendation

The MONY board of directors recommends a vote "AGAINST" this proposal.

Dear Sir:
You need help, very badly, in writing up your thoughts. Please have an English-writing well-spoken friend or relative help you compose your correspondence. You do not repeat your words, but do use commas to separate thoughts within a sentence and not just ramble on without a complete idea. Also re-word (3) above as shown.

#82 to (165)

#43 of (165)



STOCKHOLDER PROPOSAL

Mr. John Jennings Crapo, of Porter Square Branch, P.O. Box 400151, Cambridge, Massachusetts, 02140-0002, a holder of 207 common shares, proposes to submit the following proposal at the special meeting. The following proposal appears exactly as proposed by Mr. Crapo:

Proposal

Shareholders recommend that the Board of Directors of Mony Group Inc. ("Group") publish in the proxy statement of each stockholder annual meeting a report containing an item concerning the charitable donations programs of the Group for the past calendar year, with the following information:

(i) an explanation of at least five hundred words explaining the standards of the Group and procedures of said corporation governing its donations to United States of North America Internal Revenue Service—approved private foundations to include standards for denial of such help.

(ii) an enumeration of such said qualifying charities and approved foundations which our Group Board of Directors plan to help in the ensuing calendar year, included with every charity an elucidation of at least twenty five words how it complied with the standards and procedures enumerated in (i).

Supporting Statement

The shareholder proposal although it didn't win at the stockholder meeting of stockholders and proxies meeting in annual meeting of shareholder and proxies meeting for the purpose of annual meeting.

I ask the OFC of Secy to cross out this paragraph when he/she inserts numbers of stockholder votes were cast at said meeting. How many shares which weren't voted, how many votes were cast for my stockholder proposal—the percentage, how many against, the percentage and numbers of shares voting in opposition, the percentage and the number of shares voted blank, and that percentage.

I've sent Mr. Daniel J. Gallagher a copy of a letter from Mr. Robert A. Romagna of Florida I received which I felt I should call to the Group's attention.

Enclosed with this I enclose copy of the receipt I signed for delivery of this Via Express Mail to me at U.S. Post Office, as well as the front piece of said express mail article of mail Mr. Romagna went through a campaign with me. I briefly write so to comply with five hundred-word limit of the shareholders proposal and its supporting statement.

Board of Directors Recommendation

The MONY board of directors recommends a vote "AGAINST" this proposal.

...gainst, the...
...ares voted blank, and ...

...aniel J. Gallagher a copy of a letter from Mr. R...
...n to the Group's attention.

...sed with this I enclose copy of the receipt I signed for deliver... article of mail Mr. Ron... ...ce, as well as the front piece of said express mail ... five hundred word limit of the share... ...gn with me. I briefly write so to comply with ...
...porting statement.

...oard of Directors Recommendation

...ds a vote "AGAINST" this proposal.

John J. CRAPO,
PRO SE
JJC/jjc

#84(165)

against, th

ares voted blank, and

aniel J. Gallagher a copy of a letter from Mr.

to the Group's attention.

sed with this I enclose copy of the receipt I signed for deliver

ice as well as the front piece of said express mail article of mail Mr.

gn with me. I briefly write so to comply with five hundred word limit of the share

porting statement.

oard of Directors Recommendation

vote "AGAINST" this proposal.

EASTER SEALS

John J CRAPO

pro se
JJC/jjc

#86 (165)

EASTER SEALS


MID HUDSON P&DC 125
PM
21 APR


GREETINGS
FROM
Far Far Away
USA

MR. JOHN JENNINGS CRAPO
BOX 400151 – PORTER SQUARE BRANCH
CAMBRIDGE, MAss.
02140 – 0002

PAID

#87 (165)



EASTER SEALS

GREETINGS

37 USA

MR. JOHN JENNINGS CRAPO
BOX 400151 – PORTER SQUARE BRANCH
CAMBRIDGE, MASS.
02140 – 0002

PAID

#88 (165)

#89 to 165

JOHN J. CRAPO

more

JJC

JJC

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 3036

Date 5/21/04

PAID

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 4056

Date 5/21/04

PAID

PAID

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 4059

Date 5/21/04

PAID

#90 (165pp)

▶▶ Pull To Open

FLAT RATE ENVELOPE
FLAT RATE POSTAGE
REGARDLESS OF WEIGHT
DOMESTIC USE ONLY

EXTREMELY URGENT Please Rush To Addressee

CALL 1-800-222-1811 FOR PICKUP OR TRACKING OF ALL YOUR PACKAGES

EXPRESS MAIL
UNITED STATES POSTAL SERVICE
www.usps.com

EXPRESS MAIL
POSTAGE REQUIRED
DOMESTIC USE ONL

HOW T

ER 877577613 US

PAID

EXPRESS MAIL
UNITED STATES POSTAL SERVICE
Post Office to Addressee

ORIGIN (POSTAL USE ONLY)

PO ZIP Code	Day of Delivery ☐ Next ☐ Second	Flat Rate Envelope ☐
Date In Mo. Day Year	☐ 12 Noon ☐ 3 PM	Postage $
Time In ☐ AM ☐ PM	Military ☐ 2nd Day ☐ 3rd Day	Return Receipt Fee
Weight lbs. ozs.	Int'l Alpha Country Code	COD Fee $ / Insurance Fee
No Delivery ☐ Weekend ☐ Holiday	Acceptance Clerk Initials	Total Postage & Fees $

FROM: (PLEASE PRINT) PHONE ( ) None
JOHN JENNINGS CRAPO, ~~Non LLB~~
HOMELESS MNY GROUP INC
SHAREHLDR, NON LLB
PO BOX 400151
CAMBRIDGE MA 02140-0002

FOR PICKUP OR TRACKING CALL 1-800-222-1811
www.usps.com
PRESS HARD. You are making 3 copies.

02/03

DELIVERY (POSTAL USE ONLY)

Delivery Attempt Mo. Day	Time ☐ AM ☐ PM	Employee Signature
Delivery Attempt Mo. Day	Time ☐ AM ☐ PM	Employee Signature
Delivery Date Mo. Day	Time ☐ AM ☐ PM	Employee Signature

CUSTOMER USE ONLY

PAYMENT BY ACCOUNT
Express Mail Corporate Acct. No.

Federal Agency Acct. No. or Postal Service Acct. No.

☐ WAIVER OF SIGNATURE (Domestic Only) Additional merchandise insurance is void if waiver of signature is requested. I wish delivery to be made without obtaining signature of addressee or addressee's agent (if delivery employee judges that article can be left in secure location) and I authorize that delivery employee's signature constitutes valid proof of delivery.

NO DELIVERY ☐ Weekend ☐ Holiday
Customer Signature

TO: (PLEASE PRINT) PHONE ( ) None
JOHN JENNINGS CRAPO, PRO SE
HOMELESS MONY GROUP INC
SHAREHLDR
HOLIDAY INN
5 BLOSSON ST
BOSTON
ZIP + 4: 02114+9919

The effic...
the Expres...

EP-13F February 2002

© USPS 1995

#91/165/PP

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

JOHN JENNINGS CRAPO
PRO SE HOMELESS
MONY GROUP INC
SHAREHLDR
HOLIDAY INN
5 BLOSSOM ST
BOSTON MA
02114-9919

☑

2. Article Number
(Transfer from service label)

ER877577613US

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☐ Agent ☐ Addressee

B. Received by *(Printed Name)* | C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

PAID

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

#92 / 165 pp1



WELCOME TO
STORE 24 #68

122-128 Cambridge St.
Boston, MA

John J. CRAPO
pro se

Store #68 Mon 5/17/2004
#2-000000324692 11:06:34 PM
Associate: Second Shift JJC/jjc

1 HL SESAME STIX/3 1.49 F

Balance Due 1.49

Cash 2.00
YOUR CHANGE 0.51

HAVE A NICE DAY!
THANKS FOR COMING!

PAID

Kinko's (646) 366-9166
500 7th Avenue
New York, NY 10018-4502
John J. CRAPO, pro Se

QTY/LIST	DISC	PRICE	AMOUNT
1 STATIONERY DESIGN PKGD PAPER			
12.95	0.00	12.95	12.95

SUB 12.95 TX 1.12 TOT 14.07
CASH 20.00
CHG 5.93

JJC/jjc



42 TR 79258 RG 4 05/18/04 06:25
... us @ http://www.kinkos.com

PAID

PAID

McDonald's Corporation
Thank you for eating at McDonald's

THANK YOU
MCDONALDS RESTAURANT TEL# 6172613914
16 KS#02 S#1 May 17'04(Mon)23:53
John J. CRAPO
Order #216 EAT IN

1 CINNAMON ROLL PRO SE 1.59

SUB TOTAL 1.59
EAT IN TAX 0.08
JJC/jjc
1.67

CASH TENDERED 5.00
CHANGE 3.33

PAID

Hudson News
Port Authority Bus Terminal
New York, NY 10018

Store:176 JOHN J. CRAPO
PRO SE

Souviners		15.95 T1D3
Newspapers		3.00
Newspapers		3.00
Newspapers		3.00
Sub-Total		24.95
Sales Tax	15.95 8.63% Tax	1.38
Sale Total		26.33
Cash		27.00
Change		.67

JJC/jjc

*** Thank You ***
*** For Your Patronage ***

TRN# 557732 05/18/04 4:40 AM
Terminal# 19, Drawer# 01, Cashier# 05579

#93 (1165 pp)

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:
JOHN JENNINGS CRAPO
PRO SE HOMELESS
MONY GROUP INC
SHAREHLDR
HOLIDAY INN
5 BLOSSOM ST
Boston MA
02114-9919

2. Article Number (Transfer from service label) ER877577613US

COMPLETE THIS SECTION ON DELIVERY

A. Signature X ☐ Agent ☐ Addressee

B. Received by (Printed Name) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes If YES, enter delivery address below: ☐ No

☑ PAID

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:
MR DANIEL DEFUSCO
FRONT DESK
5 BLOSSOM STRT
BOSTON MA
02114-9919

2. Article Number (Transfer from service label) 7004 0550 0000 5008 2037 JJC

COMPLETE THIS SECTION ON DELIVERY

A. Signature X ☐ Agent ☐ Addressee

B. Received by (Printed Name) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes If YES, enter delivery address below: ☐ No

☑ PAID
John J. CRAPO
PRO SE

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

#94(165)PP

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

JOHN JENNINGS CRAPO
PRO SE HOMELESS
MONY GROUP INC
SHAREHLDR
HOLIDAY INN
5 BLOSSOM ST
Boston MA
02114-9919

2. Article Number (Transfer from service label) ER877577613US

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☐ Agent ☐ Addressee

B. Received by (*Printed Name*) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (*Extra Fee*) ☑ Yes

PAID
John J Crapo
JJC
jjc

PAID

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

MR DANIEL DEFUSCO
FRONT DESK
5 BLOSSOM STRT
BOSTON MA

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☐ Agent ☐ Addressee

B. Received by (*Printed Name*) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail

#95 to 165 pp)

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN JENNINGS CRAPO. HOMELESS MNY
GROUP INC SHAREHLDR. NON LLB
PO BOX 400151
CAMBRIDGE MA 02140-0002



PAID

JOHN J. CRAPO
PRO SE
JJC

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10


PAID

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN JENNINGS CRAPO. PRO SE. HOMELESS
MONY GROUP INC STCKHLDR
PO BOX 400151
CAMBRIDGE MA 02140-0002

#96 (165pp)

▶ ▶ Pull To Open

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DOMESTIC USE ONLY

EXTREMELY URGENT Please Rush To Addressee

CALL 1-800-222-1811 FOR PICKUP OR TRACKING OF ALL YOUR PACKAGES

EXPRESS MAIL
UNITED STATES POSTAL SERVICE®
www.usps.com

EXPRESS MAIL
POSTAGE REQUIRED
DOMESTIC USE ONL

HOW TO

PAID

John J. Crapo
Pro Se

EXPRESS MAIL UNITED STATES POSTAL SERVICE®

Mailing Label
Label 11-B September 2002

Post Office To Addressee

PAID

ORIGIN (POSTAL USE ONLY)		
PO ZIP Code	Day of Delivery ☐ Next ☐ Second	Flat Rate Envelope ☐
Date In Mo. Day Year	☐ 12 Noon ☐ 3 PM	Postage $
Time In ☐ AM ☐ PM	Military ☐ 2nd Day ☐ 3rd Day	Return Receipt Fee
Weight lbs. ozs.	Int'l Alpha Country Code	COD Fee $ / Insurance Fee
No Delivery ☐ Weekend ☐ Holiday	Acceptance Clerk Initials	Total Postage & Fees $

DELIVERY (POSTAL USE ONLY)		
Delivery Attempt Mo. Day	Time ☐ AM ☐ PM	Employee Signature
Delivery Attempt Mo. Day	Time ☐ AM ☐ PM	Employee Signature
Delivery Date Mo. Day	Time ☐ AM ☐ PM	Employee Signature

CUSTOMER USE ONLY

PAYMENT BY ACCOUNT
Express Mail Corporate Acct. No.

Federal Agency Acct. No. or
Postal Service Acct. No.

☐ WAIVER OF SIGNATURE (Domestic Only) Additional merchandise insurance is void if waiver of signature is requested. I wish delivery to be made without obtaining signature of addressee or addressee's agent (if delivery employee judges that article can be left in secure location) and I authorize that delivery employee's signature constitutes valid proof of delivery.

NO DELIVERY ☐ Weekend ☐ Holiday

Customer Signature

FROM: (PLEASE PRINT) PHONE (None
JOHN JENNINGS CRAPO, ~~Non LLB~~
HOMELESS MNY GROUP INC
SHAREHLDR, NON LLB
PO BOX 400151
CAMBRIDGE MA 02140-0002

TO: (PLEASE PRINT) PHONE (None
JOHN JENNINGS CRAPO, PRO SE
HOMELESS MONY GROUP INC
SHAREHLDR
HOLIDAY INN
5 BLOSSON ST
BOSTON
ZIP + 4: 0 2 1 1 4 + 9 9 1 9

FOR PICKUP OR TRACKING CALL 1-800-222-1811
www.usps.com EMS
PRESS HARD. You are making 3 copies.

02/03

The effic... the Expres...

EP-13F February 2002


UNITED STATES
POSTAL SERVICE.

A product of the United States Postal Service
www.usps.com
Product Code 93009259
AIC-093
1PJE1012

93009259
10" x 13" Env
$.49
Made in the [illegible]



SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

MR DANIEL DEFUSCO
FRONT DESK
5 BLOSSOM STRT
BOSTON MA
02114-9919

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X
☐ Agent
☐ Addressee

B. Received by (*Printed Name*)

C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number
(Transfer from service label) 7004 0550 0000 5008 2037

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

PAID

#574/165pp

00151
IGE MA 02140-0002

ESS CORRECTION
REQUESTED

#98 98/165 pp)

RETURN RECEIPT REQUESTED

PAID

John L. CRAPO Pro Se

JJC

JJC

TO: MR DANIEL DEFUSCO, FRONT DESK
HOLIDAY INN
5 BLOSSOM STRT
BOSTON MA 02114-9919

yPost®

NT MAILER

#99 (165pp)

From: JOHN JENNINGS CRAPO, PRO SE
HOMELESS MONY GROUP ~~LLLL~~ INC
STCKHLDR
PO BOX 400151
CAMBRIDGE MA 02140-0002

Ice for two years

First-Class Mail® or Priority Mail®
of international mail.
DED with Certified Mail. For
ered Mail.
be requested to provide proof of
ase complete and attach a Return
d applicable postage to cover the
ested". To receive a fee waiver for
k on your Certified Mail receipt is

restricted to the addressee or
rk or mark the mailpiece with the

desired, please present the arti-
postmark on the Certified Mail
with postage and mail.
it when making an inquiry.
not available on mail

PS Form 3800, June 2002 (Reverse)

RETURN RECEIPT REQUESTED

ADDRESS CORRECTION
REQUESTED

To: MR DANIEL DEFUSCO, FRONT DESK
HOLIDAY INN
5 BLOSSOM STRT
BOSTON MA 02114-9919

PAID
John J. Crapo, Pro Se
JJC
JJC

#100 (165PP)

From: JOHN JENNINGS CRAPO, PRO SE
HOMELESS MONY GROUP ~~LLLL~~ INC
STCKHLDR
PO BOX 400151
CAMBRIDGE MA 02140-0002

CERTIFIED MAIL™

7004 0550 0000 5008 2037
7004 0550 0000 5008 2037

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)
For delivery information visit our website at www.usps.com®

OFFICIAL USE

Postage	$
Certified Fee	
Return Reciept Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent To MR DANIEL DEFUSCO, FRONT DESK
HOLIDAY INN
Street, Apt. No.; or PO Box No. 5 BLOSSOM STRT
City, State, ZIP+4 BOSTON MA 02114-9919

PS Form 3800, June 2002 — See Reverse for Instructions

PAID

PAID

JJ CRAPO
PRO
SE
JJC/jjc

UESTED

ADDRESS CORRECTION
REQUESTED

To: MR DANIEL DEFUSCO, FRONT DESK
HOLIDAY INN
5 BLOSSOM STRT
BOSTON MA 02114-9919

#101 (165pp)

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT

☑ PAID

John J. CRAPO,
PRO SE
JJC/jjc

93009259
10" x 13" Envelope
$.49
Made in the U.S.A.


UNITED STATES
POSTAL SERVICE.


4 00930 09259 3

1PJE1012
AIC-093
Product Code 93009259
www.usps.com
A product of the United States Postal S

#102 to 165

John J. CRAPO made


LE CLUB
LC
SPORT
Carry All Tote Bag
Top Zipped Main Compartment
Comfortable Shoulder Straps
Front Zipper Pocket
Item# 2780
15 95
SHALAK
IMPORTS
New York NY 10001


PAID
Muffins and Cold Cereal

J.J. CRAPO
JJC

#103 to 165

John J. CRAPO


LE CLUB
LC
SPORT
Carry All
Tote Bag
SHALAN
IMPORTS INC

PA

At Holiday Inn,® we call these side dishes.

Book your next stay at a Holiday Inn® hotel with our *Best Breaks*[SM] rate and you'll not only get a comfortable room, but hot breakfast is included as well.*


Holiday Inn

Visit *holiday-inn.com* or call 1-800-HOLIDAY to reserve your room and get free* breakfast with our *Best Breaks* rate.

*Rate includes one standard room plus a coupon redeemable for breakfast in the hotel's restaurant. Value up to $10 per person, limit $20 per room per day. Good at participating Holiday Inn® hotels. Most hotels are independently owned and/or operated.

#104 to 165

HELP!



John J. CRAPO

THERE SEEMS TO BE A pro Se PROBLEM. JJClic

DROP THIS CARD AT THE FRONT DESK. WE WILL CORRECT THE PROBLEM AS SOON AS POSSIBLE!

If this is urgent, please call the Front Desk "O" and we will resolve the problem immediately.

Please indicate the problem below:

- ☐ Television
- ☐ Air Conditioning/Heating
- ☐ Bathroom Plumbing
- ☐ Light Bulbs
- ☐ Other ______________________

☑ PAID

Room Number ______________

Your name please:

____

#105 to 165

John J. CRAPO
[illegible]
JJC/[illegible]

LE CLUB
LC
SPORT

Carry All
Tote Bag

SHALAN
IMPORTS INC

PAID

At Holiday Inn,® we call these side dishes.

Book your next stay at a Holiday Inn® hotel with our *Best Breaks*℠ rate and you'll not only get a comfortable room, but hot breakfast is included as well.*




#106 to 165 pp
MONY
THE MONY GROUP

THE MONY GROUP INC.

VOTE YOUR SHARES VIA THE INTERNET OR VIA TELEPHONE

Dear Stockholder:

Your vote is important and The MONY Group Inc. encourages you to submit your proxy electronically via the Internet or via telephone, both of which are available 24 hours a day, seven days a week.

- **To submit your proxy electronically via the Internet, go to the Website: http://www.votefast.com and follow the prompts. You must use the control number printed in the box on the reverse side of this card.**
- **To submit your proxy via telephone, use a touch-tone telephone and call 1-800-542-1160. You must use the control number printed in the box on the reverse side of this card.**

Also, if you have any questions or need assistance in voting, please call D. F. King & Co., Inc., toll-free at 1-800-488-8075. Stockholders calling from outside the U.S. and Canada may call collect at 1-212-269-5550. Office hours are weekdays from 8:00 a.m. to 9:00 p.m., and Saturday from 8:00 a.m. to 3:30 p.m., Eastern Daylight Time.

Your vote is important. Thank you for voting.

Proxy card must be signed and dated on the reverse side.
Please fold and detach card at perforation before mailing.

PAID JOHN JENNINGS MONY THE MONY GROUP PAID J. J. CRAPO
CRAPO PRO SE

Proxy Solicited by The Board of Directors For the Special Meeting of Stockholders on Tuesday, May 18, 2004.

US Securities & Exchange Commission (SEC)

~~Leo M. Smith and Bart R. Schwartz~~, or any of them individually and each of them with the power of substitution, are hereby appointed Proxies of the undersigned to vote all shares of MONY common stock owned on the record date by the undersigned at the Special Meeting of Stockholders to be held at the New York Marriott Marquis hotel, 1535 Broadway, New York, New York, at 10:30 a.m., local time, on Tuesday, May 18, 2004, or any adjournment or postponement thereof, upon such business as may properly come before the meeting, including the items on the reverse side of this form, as set forth in the Revised Notice of Special Meeting of Stockholders and Proxy Statement.

Your shares of MONY common stock will not be voted unless a proxy form is signed and returned, a proxy is submitted via telephone or via the Internet, the shares are voted in person at the Special Meeting, or other arrangements are made to have the shares represented at the meeting.

SEE REVERSE SIDE

JJC/JJC

#107 to 165 pp



THE MONY GROUP INC.

VOTE YOUR SHARES VIA THE INTERNET OR VIA TELEPHONE

Dear Stockholder:

Your vote is important and The MONY Group Inc. encourages you to submit your proxy electronically via the Internet or via telephone, both of which are available 24 hours a day, seven days a week.

- **To submit your proxy electronically via the Internet, go to the Website: http://www.votefast.com and follow the prompts. You must use the control number printed in the box on the reverse side of this card.**
- **To submit your proxy via telephone, use a touch-tone telephone and call 1-800-542-1160. You must use the control number printed in the box on the reverse side of this card.**

Also, if you have any questions or need assistance in voting, please call D. F. King & Co., Inc., toll-free at 1-800-488-8075. Stockholders calling from outside the U.S. and Canada may call collect at 1-212-269-5550. Office hours are weekdays from 8:00 a.m. to 9:00 p.m., and Saturday from 8:00 a.m. to 3:30 p.m., Eastern Daylight Time.

Your vote is important. Thank you for voting.

Proxy card must be signed and dated on the reverse side.
Please fold and detach card at perforation before mailing.

PAID
John J. CRAPO
Pro Se

MONY THE MONY GROUP

Proxy Solicited by The Board of Directors For the Special Meeting of Stockholders on Tuesday, May 18, 2004.

U S Securities & Exchange Commission (SEC)
~~Leo M. Smith and Bart R. Schwartz~~, or any of them individually and each of them with the power of substitution, are hereby appointed Proxies of the undersigned to vote all shares of MONY common stock owned on the record date by the undersigned at the Special Meeting of Stockholders to be held at the New York Marriott Marquis hotel, 1535 Broadway, New York, New York, at 10:30 a.m., local time, on Tuesday, May 18, 2004, or any adjournment or postponement thereof, upon such business as may properly come before the meeting, including the items on the reverse side of this form, as set forth in the Revised Notice of Special Meeting of Stockholders and Proxy Statement.

Your shares of MONY common stock will not be voted unless a proxy form is signed and returned, a proxy is submitted via telephone or via the Internet, the shares are voted in person at the Special Meeting, or other arrangements are made to have the shares represented at the meeting.

SEE REVERSE SIDE


#108 to 165 pp


MONY
THE MONY GROUP

THE MONY GROUP INC.

VOTE YOUR SHARES VIA THE INTERNET OR VIA TELEPHONE

Dear Stockholder:

Your vote is important and The MONY Group Inc. encourages you to submit your proxy electronically via the Internet or via telephone, both of which are available 24 hours a day, seven days a week.

- **To submit your proxy electronically via the Internet, go to the Website: http://www.votefast.com and follow the prompts. You must use the control number printed in the box on the reverse side of this card.**
- **To submit your proxy via telephone, use a touch-tone telephone and call 1-800-542-1160. You must use the control number printed in the box on the reverse side of this card.**

Also, if you have any questions or need assistance in voting, please call D. F. King & Co., Inc., toll-free at 1-800-488-8075. Stockholders calling from outside the U.S. and Canada may call collect at 1-212-269-5550. Office hours are weekdays from 8:00 a.m. to 9:00 p.m., and Saturday from 8:00 a.m. to 3:30 p.m., Eastern Daylight Time.

Your vote is important. Thank you for voting.

Proxy card must be signed and dated on the reverse side.
↓ Please fold and detach card at perforation before mailing. ↓

PAID

PRO SE John J. Crapo JJC

MONY THE MONY GROUP

Proxy Solicited by The Board of Directors For the Special Meeting of Stockholders on Tuesday, May 18, 2004.

U.S. Securities & Exchange Commission (SEC)

~~Lee M. Smith and Bart R. Schwartz~~, or any of them individually and each of them with the power of substitution, are hereby appointed Proxies of the undersigned to vote all shares of MONY common stock owned on the record date by the undersigned at the Special Meeting of Stockholders to be held at the New York Marriott Marquis hotel, 1535 Broadway, New York, New York, at 10:30 a.m., local time, on Tuesday, May 18, 2004, or any adjournment or postponement thereof, upon such business as may properly come before the meeting, including the items on the reverse side of this form, as set forth in the Revised Notice of Special Meeting of Stockholders and Proxy Statement.

Your shares of MONY common stock will not be voted unless a proxy form is signed and returned, a proxy is submitted via telephone or via the Internet, the shares are voted in person at the Special Meeting, or other arrangements are made to have the shares represented at the meeting.

SEE REVERSE SIDE

#109 to 165 pp



THE MONY GROUP INC.

VOTE YOUR SHARES VIA THE INTERNET OR VIA TELEPHONE

Dear Stockholder:

Your vote is important and The MONY Group Inc. encourages you to submit your proxy electronically via the Internet or via telephone, both of which are available 24 hours a day, seven days a week.

- **To submit your proxy electronically via the Internet, go to the Website: http://www.votefast.com and follow the prompts. You must use the control number printed in the box on the reverse side of this card.**
- **To submit your proxy via telephone, use a touch-tone telephone and call 1-800-542-1160. You must use the control number printed in the box on the reverse side of this card.**

Also, if you have any questions or need assistance in voting, please call D. F. King & Co., Inc., toll-free at 1-800-488-8075. Stockholders calling from outside the U.S. and Canada may call collect at 1-212-269-5550. Office hours are weekdays from 8:00 a.m. to 9:00 p.m., and Saturday from 8:00 a.m. to 3:30 p.m., Eastern Daylight Time.



Your vote is important. Thank you for voting.

Proxy card must be signed and dated on the reverse side.
Please fold and detach card at perforation before mailing. ↓

PAID



Proxy Solicited by The Board of Directors For the Special Meeting of Stockholders on Tuesday, May 18, 2004.

U S Securities & Exchange Commission (SEC)
~~Lee M. Smith and Bart R. Schwartz~~, or any of them individually and each of them with the power of substitution, are hereby appointed Proxies of the undersigned to vote all shares of MONY common stock owned on the record date by the undersigned at the Special Meeting of Stockholders to be held at the New York Marriott Marquis hotel, 1535 Broadway, New York, New York, at 10:30 a.m., local time, on Tuesday, May 18, 2004, or any adjournment or postponement thereof, upon such business as may properly come before the meeting, including the items on the reverse side of this form, as set forth in the Revised Notice of Special Meeting of Stockholders and Proxy Statement.

Your shares of MONY common stock will not be voted unless a proxy form is signed and returned, a proxy is submitted via telephone or via the Internet, the shares are voted in person at the Special Meeting, or other arrangements are made to have the shares represented at the meeting.

SEE REVERSE SIDE



The MONY Group Inc.
c/o Corporate Election Services
P. O. Box 3230
Pittsburgh, PA 15230

#110 to 165PP

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140

VOTE BY TELEPHONE

Have your proxy card available and call **Toll-Free 1-800-542-1160** using a touch-tone telephone. You will be prompted to enter your control number, which is listed below and acts as your electronic signature. Follow the simple telephone prompts presented to record your vote.

VOTE BY INTERNET

Have your proxy card available when you access the website **www.votefast.com**. You will be prompted to enter your control number, which is listed below and acts as your electronic signature. Follow the simple screen prompts presented to record your vote.

VOTE BY MAIL

Please mark, sign and date your proxy card and return it in the **postage-paid envelope** provided or return it to: The MONY Group Inc., c/o Corporate Election Services, P.O. Box 3230, Pittsburgh PA 15230-3230.

Vote by Telephone	**Vote by Internet**	**Vote by Mail**
Call Toll-Free using a touch-tone telephone: **1-800-542-1160**	Access the Website and cast your vote: **www.votefast.com**	Sign and return your proxy in the postage-paid envelope provided

Vote 24 hours a day, 7 days a week!
Your telephone or Internet vote must be received by 11:59 p.m. Eastern Daylight Time on Monday, May 17, 2004, to be counted in the final tabulation.

1F- 153

Your Control Number Is: 5870 187 0601



PAID

Proxy card must be signed and dated below.
Please fold and detach card at perforation before mailing.

PROXY — THE MONY GROUP INC. — PROXY

This proxy when properly executed will be voted as specified. If no specification is made, this proxy will be voted "FOR" the adoption of Proposals 1 and 2 listed below, "AGAINST" the adoption of Proposal 3 listed below and, to the extent permitted by law, in accordance with the Proxies' discretion on such other business that may properly come before the special meeting and matters incident to the special meeting.

The Board of Directors recommends a vote "FOR" Proposals 1 and 2.

	FOR	AGAINST	ABSTAIN
1. The adoption of the Agreement and Plan of Merger, dated as of September 17, 2003, among AXA Financial, Inc., AIMA Acquisition Co. and The MONY Group Inc., as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated February 22, 2004, among AXA Financial, Inc., AIMA Acquisition Co. and The MONY Group Inc., providing for the merger of a wholly owned subsidiary of AXA Financial with and into MONY.	☐	☐	☐
2. The approval of any proposal to postpone or adjourn the special meeting to a later date to solicit additional proxies with respect to Proposal 1.	☐	☐	☐
The Board of Directors recommends a vote "AGAINST" Proposal 3.			
3. The approval of the stockholder proposal, if presented at the special meeting, as described in the proxy statement.	☐	☐	☐

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE



PAID

0 11 697 F

0382542720 5870 187 0601



SIGNATURE(S): ______________________ DATE: __________

NOTE: Please sign exactly as your name or names appear above. If more than one owner, all stockholders must sign. When signing as attorney, executor, officer, trustee or guardian, please give your full title as such.



The MONY Group Inc.
c/o Corporate Election Services
P. O. Box 3230
Pittsburgh, PA 15230

#111 TO 165 PP

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140



PAID

VOTE BY TELEPHONE

Have your proxy card available and call **Toll-Free 1-800-542-1160** using a touch-tone telephone. You will be prompted to enter your control number, which is listed below and acts as your electronic signature. Follow the simple telephone prompts presented to record your vote.

VOTE BY INTERNET

Have your proxy card available when you access the website **www.votefast.com**. You will be prompted to enter your control number, which is listed below and acts as your electronic signature. Follow the simple screen prompts presented to record your vote.

VOTE BY MAIL

Please mark, sign and date your proxy card and return it in the **postage-paid envelope** provided or return it to: The MONY Group Inc., c/o Corporate Election Services, P.O. Box 3230, Pittsburgh PA 15230-3230.

Vote by Telephone	**Vote by Internet**	**Vote by Mail**
Call Toll-Free using a touch-tone telephone: **1-800-542-1160**	Access the Website and cast your vote: **www.votefast.com**	Sign and return your proxy in the postage-paid envelope provided

Vote 24 hours a day, 7 days a week!
Your telephone or Internet vote must be received by 11:59 p.m. Eastern Daylight Time on Monday, May 17, 2004, to be counted in the final tabulation.

4F- 547

Your Control Number Is: 3970 885 5604

Proxy card must be signed and dated below.
↓ Please fold and detach card at perforation before mailing. ↓

PROXY **THE MONY GROUP INC.** **PROXY**

This proxy when properly executed will be voted as specified. If no specification is made, this proxy will be voted "FOR" the adoption of Proposals 1 and 2 listed below, "AGAINST" the adoption of Proposal 3 listed below and, to the extent permitted by law, in accordance with the Proxies' discretion on such other business that may properly come before the special meeting and matters incident to the special meeting.

The Board of Directors recommends a vote "FOR" Proposals 1 and 2.

	FOR	AGAINST	ABSTAIN
1. The adoption of the Agreement and Plan of Merger, dated as of September 17, 2003, among AXA Financial, Inc., AIMA Acquisition Co. and The MONY Group Inc., as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated February 22, 2004, among AXA Financial, Inc., AIMA Acquisition Co. and The MONY Group Inc., providing for the merger of a wholly owned subsidiary of AXA Financial with and into MONY.	☐	☐	☐
2. The approval of any proposal to postpone or adjourn the special meeting to a later date to solicit additional proxies with respect to Proposal 1.	☐	☐	☐
The Board of Directors recommends a vote "AGAINST" Proposal 3.			
3. The approval of the stockholder proposal, if presented at the special meeting, as described in the proxy statement.	☐	☐	☐

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140

1 82 086 F 0382542080 3970 885 5604

SIGNATURE(S): ____________________ DATE: __________

NOTE: Please sign exactly as your name or names appear above. If more than one owner, all stockholders must sign. When signing as attorney, executor, officer, trustee or guardian, please give your full title as such.

#112 to 165pp



The MONY Group Inc.
c/o Corporate Election Services
P. O. Box 3230
Pittsburgh, PA 15230

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140

VOTE BY TELEPHONE

Have your proxy card available and call **Toll-Free 1-800-542-1160** using a touch-tone telephone. You will be prompted to enter your control number, which is listed below and acts as your electronic signature. Follow the simple telephone prompts presented to record your vote.

VOTE BY INTERNET

Have your proxy card available when you access the website **www.votefast.com**. You will be prompted to enter your control number, which is listed below and acts as your electronic signature. Follow the simple screen prompts presented to record your vote.

VOTE BY MAIL

Please mark, sign and date your proxy card and return it in the **postage-paid envelope** provided or return it to: The MONY Group Inc., c/o Corporate Election Services, P.O. Box 3230, Pittsburgh PA 15230-3230.

Vote by Telephone Call Toll-Free using a touch-tone telephone: **1-800-542-1160**	PAID **Vote by Internet** Access the Website and ~~cast~~ your vote: **www.votefast.com**	**Vote by Mail** Sign and return your proxy in the postage-paid envelope provided

Vote 24 hours a day, 7 days a week!
Your telephone or Internet vote must be received by 11:59 p.m. Eastern Daylight Time on Monday, May 17, 2004, to be counted in the final tabulation.

1F- 159

Your Control Number Is: 5870 187 0601

Proxy card must be signed and dated below.
↓ Please fold and detach card at perforation before mailing. ↓

PROXY — **THE MONY GROUP INC.** — **PROXY**

This proxy when properly executed will be voted as specified. If no specification is made, this proxy will be voted "FOR" the adoption of Proposals 1 and 2 listed below, "AGAINST" the adoption of Proposal 3 listed below and, to the extent permitted by law, in accordance with the Proxies' discretion on such other business that may properly come before the special meeting and matters incident to the special meeting.

	FOR	AGAINST	ABSTAIN
The Board of Directors recommends a vote "FOR" Proposals 1 and 2.			
1. The adoption of the Agreement and Plan of Merger, dated as of September 17, 2003, among AXA Financial, Inc., AIMA Acquisition Co. and The MONY Group Inc., as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated February 22, 2004, among AXA Financial, Inc., AIMA Acquisition Co. and The MONY Group Inc., providing for the merger of a wholly owned subsidiary of AXA Financial with and into MONY.	☐	☐	☐
2. The approval of any proposal to postpone or adjourn the special meeting to a later date to solicit additional proxies with respect to Proposal 1.	☐	☐	☐
The Board of Directors recommends a vote "AGAINST" Proposal 3.			
3. The approval of the stockholder proposal, if presented at the special meeting, as described in the proxy statement.	☐	☐	☐

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140

0 11 697 E 0382542720 5870 187 0601

SIGNATURE(S): ______________________ DATE: __________

NOTE: Please sign exactly as your name or names appear above. If more than one owner, all stockholders must sign. When signing as attorney, executor, officer, trustee or guardian, please give your full title as such.

#113 to 165pp

MONY THE MONY GROUP

The MONY Group Inc.
c/o Corporate Election Services
P. O. Box 3230
Pittsburgh, PA 15230

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140

VOTE BY TELEPHONE

Have your proxy card available and call **Toll-Free 1-800-542-1160** using a touch-tone telephone. You will be prompted to enter your control number, which is listed below and acts as your electronic signature. Follow the simple telephone prompts presented to record your vote.

VOTE BY INTERNET

Have your proxy card available when you access the website **www.votefast.com**. You will be prompted to enter your control number, which is listed below and acts as your electronic signature. Follow the simple screen prompts presented to record your vote.

VOTE BY MAIL

Please mark, sign and date your proxy card and return it in the **postage-paid envelope** provided or return it to: The MONY Group Inc., c/o Corporate Election Services, P.O. Box 3230, Pittsburgh PA 15230-3230.

Vote by Telephone Call Toll-Free using a touch-tone telephone: **1-800-542-1160**	PAID **Vote by Internet** Access the Website and cast your vote: **www.votefast.com**	**Vote by Mail** Sign and return your proxy in the postage-paid envelope provided

Vote 24 hours a day, 7 days a week!
Your telephone or Internet vote must be received by 11:59 p.m. Eastern Daylight Time on Monday, May 17, 2004, to be counted in the final tabulation.

4F- 572

Your Control Number Is: 3970 885 5604

Proxy card must be signed and dated below.
↓ Please fold and detach card at perforation before mailing. ↓

PROXY **THE MONY GROUP INC.** **PROXY**

This proxy when properly executed will be voted as specified. If no specification is made, this proxy will be voted "FOR" the adoption of Proposals 1 and 2 listed below, "AGAINST" the adoption of Proposal 3 listed below and, to the extent permitted by law, in accordance with the Proxies' discretion on such other business that may properly come before the special meeting and matters incident to the special meeting.

	FOR	AGAINST	ABSTAIN
The Board of Directors recommends a vote "FOR" Proposals 1 and 2.			
1. The adoption of the Agreement and Plan of Merger, dated as of September 17, 2003, among AXA Financial, Inc., AIMA Acquisition Co. and The MONY Group Inc., as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated February 22, 2004, among AXA Financial, Inc., AIMA Acquisition Co. and The MONY Group Inc., providing for the merger of a wholly owned subsidiary of AXA Financial with and into MONY.	☐	☐	☐
2. The approval of any proposal to postpone or adjourn the special meeting to a later date to solicit additional proxies with respect to Proposal 1.	☐	☐	☐
The Board of Directors recommends a vote "AGAINST" Proposal 3.			
3. The approval of the stockholder proposal, if presented at the special meeting, as described in the proxy statement.	☐	☐	☐

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140

1 82 086 E 0382542080 3970 885 5604

SIGNATURE(S): ______________________ DATE: __________

NOTE: Please sign exactly as your name or names appear above. If more than one owner, all stockholders must sign. When signing as attorney, executor,


MONY
THE MONY GROUP

The MONY Group Inc.
c/o Corporate Election Services
P. O. Box 3230
Pittsburgh, PA 15230

VOTE BY TELEPHONE

Have your proxy card available and call **Toll-Free 1-800-542-1160** using a touch-tone telephone. You will be prompted to enter your control number, which is listed below and acts as your electronic signature. Follow the simple telephone prompts presented to record your vote.

VOTE BY INTERNET

Have your proxy card available when you access the website **www.votefast.com**. You will be prompted to enter your control number, which is listed below and acts as your electronic signature. Follow the simple screen prompts presented to record your vote.

VOTE BY MAIL

Please mark, sign and date your proxy card and return it in the **postage-paid envelope** provided or return it to: The MONY Group Inc., c/o Corporate Election Services, P.O. Box 3230, Pittsburgh PA 15230-3230.

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140

PAID

Vote by Telephone	**Vote by Internet**	**Vote by Mail**
Call Toll-Free using a touch-tone telephone: **1-800-542-1160**	Access the Website and cast your vote: **www.votefast.com**	Sign and return your proxy in the postage-paid envelope provided

Vote 24 hours a day, 7 days a week!
Your telephone or Internet vote must be received by 11:59 p.m. Eastern Daylight Time on Monday, May 17, 2004, to be counted in the final tabulation.

4F- 572

Your Control Number Is: 3970 885 5604

Proxy card must be signed and dated below.
Please fold and detach card at perforation before mailing.

PROXY — **THE MONY GROUP INC.** — **PROXY**

This proxy when properly executed will be voted as specified. If no specification is made, this proxy will be voted "FOR" the adoption of Proposals 1 and 2 listed below, "AGAINST" the adoption of Proposal 3 listed below and, to the extent permitted by law, in accordance with the *Proxies' discretion on such other business that may properly come before the special meeting and matters incident to the special meeting.*

The Board of Directors recommends a vote "FOR" Proposals 1 and 2.

	FOR	AGAINST	ABSTAIN
1. The adoption of the Agreement and Plan of Merger, dated as of September 17, 2003, among AXA Financial, Inc., AIMA Acquisition Co. and The MONY Group Inc., as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated February 22, 2004, among AXA Financial, Inc., AIMA Acquisition Co. and The MONY Group Inc., providing for the merger of a wholly owned subsidiary of AXA Financial with and into MONY.	☐	☐	☐
2. The approval of any proposal to postpone or adjourn the special meeting to a later date to solicit additional proxies with respect to Proposal 1.	☐	☐	☐

The Board of Directors recommends a vote "AGAINST" Proposal 3.

	FOR	AGAINST	ABSTAIN
3. The approval of the stockholder proposal, if presented at the special meeting, as described in the proxy statement.	☐	☐	☐

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140

1 82 086 E 0382542080 3970 885 5604

SIGNATURE(S): ______________________ DATE: __________

NOTE: Please sign exactly as your name or names appear above. If more than one owner, all stockholders must sign. When signing as attorney, executor,

#114 to 165pp



THE MONY GROUP INC.

VOTE YOUR SHARES VIA THE INTERNET OR VIA TELEPHONE

Dear Stockholder:

Your vote is important and The MONY Group Inc. encourages you to submit your proxy electronically via the Internet or via telephone, both of which are available 24 hours a day, seven days a week.

- **To submit your proxy electronically via the Internet, go to the Website: http://www.votefast.com and follow the prompts. You must use the control number printed in the box on the reverse side of this card.**
- **To submit your proxy via telephone, use a touch-tone telephone and call 1-800-542-1160. You must use the control number printed in the box on the reverse side of this card.**

Also, if you have any questions or need assistance in voting, please call D. F. King & Co., Inc., toll-free at 1-800-488-8075. Stockholders calling from outside the U.S. and Canada may call collect at 1-212-269-5550. Office hours are weekdays from 8:00 a.m. to 9:00 p.m., and Saturday from 8:00 a.m. to 3:30 p.m., Eastern Daylight Time.

Your vote is important. Thank you for voting.

Proxy card must be signed and dated on the reverse side.
↓ Please fold and detach card at perforation before mailing. ↓

MONY THE MONY GROUP

Proxy Solicited by The Board of Directors For the Special Meeting of Stockholders on Tuesday, May 18, 2004.

Lee M. Smith and Bart R. Schwartz, or any of them individually and each of them with the power of substitution, are hereby appointed Proxies of the undersigned to vote all shares of MONY common stock owned on the record date by the undersigned at the Special Meeting of Stockholders to be held at the New York Marriott Marquis hotel, 1535 Broadway, New York, New York, at 10:30 a.m., local time, on Tuesday, May 18, 2004, or any adjournment or postponement thereof, upon such business as may properly come before the meeting, including the items on the reverse side of this form, as set forth in the Revised Notice of Special Meeting of Stockholders and Proxy Statement.

***Your shares of MONY common stock will not be voted unless a proxy form is signed and returned*, a proxy is submitted via telephone or via the Internet, the shares are voted in person at the Special Meeting, or other arrangements are made to have the shares represented at the meeting.**

SEE REVERSE SIDE


MONY
THE
MONY
GROUP

THE MONY GROUP INC.

VOTE YOUR SHARES VIA THE INTERNET OR VIA TELEPHONE

Dear Stockholder:

Your vote is important and The MONY Group Inc. encourages you to submit your proxy electronically via the Internet or via telephone, both of which are available 24 hours a day, seven days a week.

- **To submit your proxy electronically via the Internet, go to the Website: http://www.votefast.com and follow the prompts. You must use the control number printed in the box on the reverse side of this card.**
- **To submit your proxy via telephone, use a touch-tone telephone and call 1-800-542-1160. You must use the control number printed in the box on the reverse side of this card.**

Also, if you have any questions or need assistance in voting, please call D. F. King & Co., Inc., toll-free at 1-800-488-8075. Stockholders calling from outside the U.S. and Canada may call collect at 1-212-269-5550. Office hours are weekdays from 8:00 a.m. to 9:00 p.m., and Saturday from 8:00 a.m. to 3:30 p.m., Eastern Daylight Time.

Your vote is important. Thank you for voting.

Proxy card must be signed and dated on the reverse side.
↓ Please fold and detach card at perforation before mailing. ↓

MONY THE MONY GROUP

PAID

Proxy Solicited by The Board of Directors For the Special Meeting of Stockholders on Tuesday, May 18, 2004.

Lee M. Smith and Bart R. Schwartz, or any of them individually and each of them with the power of substitution, are hereby appointed Proxies of the undersigned to vote all shares of MONY common stock owned on the record date by the undersigned at the Special Meeting of Stockholders to be held at the New York Marriott Marquis hotel, 1535 Broadway, New York, New York, at 10:30 a.m., local time, on Tuesday, May 18, 2004, or any adjournment or postponement thereof, upon such business as may properly come before the meeting, including the items on the reverse side of this form, as set forth in the Revised Notice of Special Meeting of Stockholders and Proxy Statement.

Your shares of MONY common stock will not be voted unless a proxy form is signed and returned, a proxy is submitted via telephone or via the Internet, the shares are voted in person at the Special Meeting, or other arrangements are made to have the shares represented at the meeting.

SEE REVERSE SIDE

#16 to 165

Holiday Inn
SELECT®

1-800-HOLIDAY

PAID

▼ ENTER ▼

Holiday Inn
SELECT®

1-800-HOLIDAY

PAID
JOHN J. CRAPO
PRO SE
JJC/
JJC

▼ ENTER ▼

#117 to 165

#118 to 165


INSERT OR SWIPE KEY
INSERTE O BARRE LA LLAVE
INSÉREZ OU FAITES GLISSER LA CLÉ DANS LA FENTE
SCHLÜSSEL EINSTECKEN ODER DURCHZIEHEN
カード・キーをオートロックに差し込むか、または通してください
将钥匙卡插入或掠过处理机
REMOVE KEY
RETIREZ LA CLÉ
REMUEVA LA LLAVE
SCHLÜSSEL ENTFERNEN
カード キーを抜きます。
取出钥匙
TURN HANDLE
TOURNEZ LA POIGNÉE
GIRE EL TIRADOR
TÜRGRIFF DREHEN
ドアの握りを回します。
旋转手柄
PAID


PAID
INSERT OR SWIPE KEY
INSERTE O BARRE LA LLAVE
INSÉREZ OU FAITES GLISSER LA CLÉ DANS LA FENTE
SCHLÜSSEL EINSTECKEN ODER DURCHZIEHEN
カード・キーをオートロックに差し込むか、または通してください
将钥匙卡插入或掠过处理机
REMOVE KEY
RETIREZ LA CLÉ
REMUEVA LA LLAVE
SCHLÜSSEL ENTFERNEN
カード キーを抜きます。
取出钥匙
TURN HANDLE
TOURNEZ LA POIGNÉE
GIRE EL TIRADOR
TÜRGRIFF DREHEN
ドアの握りを回します。
旋转手柄
PLI

#119 to 16PP

18 MAY 2004 : TODAY'S Date.

TABLE OF CONTENTS PAID John Jennings CRAPO.

OF MY MY CERTIFIED MAIL
Return Receipt Requested
Mail Piece # 7004 0550 0000 5008 2037

TO HOLIDAY INN
5 BLOSSOM STRT
Boston 's WEST END
ATTN Please
MR DANIEL DEFUSCO
FRONT Desk (OFC)

Exhibits

GRAIN'S NEW YORK BUSINESS
MAY 17-23 2004

PAGE OF EXHIBITS

CC with exhibits to

MR JOHN J. CRAPO. PRO SE
AA ABE
VIA EXPRESS Mail
Return receipt requested
ER 877577613

#120 to 165PP

JOHN J. CRAPO. PRO SE
Homeless Person, etc
PO Box 400151
CAMBRIDGE MA 02140-0002

18 May 2004

VIA Certified mail
return receipt
requested

PAID

Dear MR DEFUSCO

Enclosed are exhibits
my table contents. and this letter
which I call to the attention
OF THE HOLIDAY INNS
I've fatigue AND exhausted
I DIDN'T get much sleep
Yesterday, Last Night and evening
Hurriedly I WRITE

Sincerely
John Jennings Crapo.
PRO SE Homeless INDIVIDUAL

Encl

JJC/jjc

#121 to 165pp

Holiday Inn
SELECT

BOSTON-GOVERNMENT CENTER

5 Blossom Street
Boston, MA 02114

PAID

John Crapo
po box 400151

#122 to 165PP

Holiday Inn SELECT

BOSTON GOVERNMENT CENTER
5 Blossom Street
Boston, Massachusetts 0211
617-742-7630
Fax 617-742-4192

PAID

Name & Address

JOHN CRAPO
PO BOX 400151

CAMBRIDGE MA 02140-0002

Room 1201-11
Arrive Date 05/17/04/JPW
Dept. Date 05/20/04/
Folio # VIEW
Room Rate 219.75 / 185.00
Account 0-00001
Mkt/Seg 0-CORP

Independently owned by an affiliate of FelCor Lodging Trust Incorporated and managed by InterContinental Hotels Group.

I authorize you to bill the full balance of my account to my credit card which was presented upon registration.

Rapid Check-Out SM

SIGNATURE

The management is not responsible for any valuables not secured in safety deposit boxes provided at the front office. I agree that my liability for the charges is not waived and agree to be held personally liable in the event that the indicated person, company or association fails to pay for any part or the full amount of such charges.

X
SIGNATURE

DATE	CODE	REFERENCE	ID	DESCRIPTION	CHARGE	PAYMENT	BALANCE
0517	911	0517000	JPW	CASH	.00$	-742.00$	-742.00$
				TOTAL			-742.00$

--For EXPRESS CHECK OUT, please sign below and leave a copy in our gold Key Box near the elevators. Your bill will be processed to the credit card presented at check in.

THANK YOU AND HAVE A GREAT DAY

Holiday Inn SELECT

ACCT. NO.
XXXXXXXXXXXXXXXXXXXXXX

CARD MEMBER NAME
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

ESTABLISHMENT NO. & LOCATION
ESTABLISHMENT AGREES TO TRANSMIT TO CARD ISSUER FOR PAYMENT

XXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXX, XX XXXXX

Holiday Inn SELECT

CARD MEMBER'S SIGNATURE
X

MERCHANDISE AND OR SERVICES PURCHASED ON THIS CARD SHALL NOT BE RESOLD OR RETURNED FOR A CASH REFUND

DATE OF CHARGE XX/XX/XX
FOLIO NO./CHECK NO. XX-XXXXXX-XX
AUTHORIZATION XXXXXX
I.D. XXX
PURCHASES & SERVICES XXXXXXXX.XX
TOTAL AMOUNT XXXXXXXX.XX

#12310 16588

Holiday Inn SELECT

BOSTON GOVERNMENT CENTER
5 Blossom Street
Boston, Massachusetts 02114
617-742-7630
Fax 617-742-4192

PAID

Name & Address

JOHN CRAPO
PO BOX 400151

CAMBRIDGE MA 02140-0002

Room 1201-11
Arrive Date 05/17/04/JPW
Dept. Date 05/20/04/
Folio # VIEW
Room Rate 219.95 / 88.00
Account 0-00001
Mkt/Seg 0-CORP

Independently owned by an affiliate of FelCor Lodging Trust Incorporated and managed by InterContinental Hotels Group.

I authorize you to bill the full balance of my account to my credit card which was presented upon registration.

Rapid Check-Out SM

SIGNATURE

The management is not responsible for any valuables not secured in safety deposit boxes provided at the front office. I agree that my liability for the charges is not waived and agree to be held personally liable in the event that the indicated person, company or association fails to pay for any part or the full amount of such charges.

X
SIGNATURE

DATE	CODE	REFERENCE	ID	DESCRIPTION	CHARGE	PAYMENT	BALANCE
0517	911	0517000	JPW	CASH	.00$	-742.00$	-742.00$
				TOTAL			-742.00$

--For EXPRESS CHECK OUT, please sign below and leave a copy in our gold Key Box near the elevators. Your bill will be processed to the credit card presented at check in.

THANK YOU AND HAVE A GREAT DAY

Holiday Inn SELECT

ACCT. NO.
XXXXXXXXXXXXXXXXXXXXX

CARD MEMBER NAME
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

ESTABLISHMENT NO. & LOCATION
ESTABLISHMENT AGREES TO TRANSMIT TO CARD ISSUER FOR PAYMENT

XXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXX. XX XXXXX

Holiday Inn SELECT

CARD MEMBER'S SIGNATURE
X

MERCHANDISE AND OR SERVICES PURCHASED ON THIS CARD SHALL NOT BE RESOLD OR RETURNED FOR A CASH REFUND

DATE OF CHARGE XX/XX/XX
FOLIO NO./CHECK NO. XX-XXXXXX-XX
AUTHORIZATION XXXXXX
I.D. XXX
PURCHASES & SERVICES XXXXXXX.XX
TOTAL AMOUNT XXXXXXX.XX

#124 to 165PP

After completing this evaluation, please leave it at the front desk or drop it in the mail. Thank you.

Was this your first visit to the Holiday Inn Select Boston – Government Center?
Yes ( ) No ( )

Which of the following statements best describes your experience at the Holiday Inn Select Boston – Government Center?

( ) The Holiday Inn **exceeded** my expectations.
( ) The Holiday Inn **met** my expectations.
( ) The Holiday Inn **failed** to meet my expectations.

Hotel Services

Please evaluate the following hotel services:

	EXCELLENT	GOOD	FAIR	POOR
Reservations				
Front Desk/Check-In				
Front Desk/Check-Out				
Bellstaff				
Laundry/Dry Cleaning				
Telephone				

Comments Regarding Hotel Services: ______

Guest Room

Please evaluate your guest room with regard to:

	EXCELLENT	GOOD	FAIR	POOR
Comfort				
Cleanliness Upon Arrival				
Cleanliness During Your Stay				
Furnishings				
Adequacy of Supplies				
Price/Value Relationship				

What was you room number? ______
On what date did you check-in? ___/___/___
On what date did you check-out? ___/___/___
Comments Regarding Your Guest Room: ______

Restaurant

Please evaluate your dining experience in regard to:

	EXCELLENT	GOOD	FAIR	POOR
Food Quality				
Beverage Quality				
Service				
Atmosphere				
Price/Value Relationship				
Overall Experience				

Comments Regarding Your Food And Beverage Experience: ✓

Room Service

	EXCELLENT	GOOD	FAIR	POOR
Food Quality				
Beverage Quality				
Service				
Price/Value Relationship				
Overall Experience				

Comments Regarding Your Room Service: ______

Meetings/Banquets

	EXCELLENT	GOOD	FAIR	POOR
Food Quality				
Beverage Quality				
Service				
Atmosphere				
Price/Value Relationship				
Overall Experience				

Comments Regarding Your Meeting/Banquet: ______

PAID

John J. CRAPO Pro So JJC/jic

Other

Which of the following statements best describes the reason you selected the Holiday Inn Select Boston – Government Center?

( ) The Holiday Inn Select Boston – Government Center was recommended by friends.
( ) My travel agent recommended the Holiday Inn Select Boston – Government Center.
( ) Advertising in/on ______ (media)
( ) A meeting/convention was held here. The name of the organization was ______
( ) Other ______

If in the area again, would you stay at the Holiday Inn Select Boston – Government Center? Yes ( ) No ( )

Did any particular employee(s) make your stay especially enjoyable? If so, who?

How do you feel about the total price/value relationship of your stay?
Excellent ( ) Good ( ) Fair ( ) Poor ( )

Any comments?

Your Name:
Mr./Ms. ______
Company: ______
Address: ______
City: ______
State: ______ Zip: ______
Phone: ______
Departure Time: ______ Date: ______
Room #: ______

Thank you for taking the time to complete th evaluation. At the Holiday Inn Select Boston – Governme Center you may expect the finest accommodations, dinin and service. Should any aspect of your visit not meet yo expectation, it will be given our immediate attention.

Please leave this complete evaluation at the front desk mail it to us. Thank you.

Holiday Inn
SELECT™

BOSTON - GOVERNMENT CENTER

Dear Guest:

Welcome to the Holiday Inn Select Boston – Government Center. It is our sincere hope that our services and facilities exceeded your expectations.

The management and staff of the Holiday Inn Select Boston – Government Center are committed to making your visit comfortable and enjoyable. By completing and returning this comment card, you can help us maintain our reputation as one of the finest hotels in the Boston area.

Thank You,

Andrew Duymovic
General Manager

PLEASE
PLACE
STAMP
HERE

Holiday Inn Select Boston – Government Center
5 Blossom Street
Boston MA 02114-9919

#125 to 165pp

YOUR COMMENTS

PAID

Holiday Inn
SELECT™

BOSTON – GOVERNMENT CENTER
5 BLOSSOM STREET
BOSTON, MA 02114
www.hiselect.com/bos-government

#126 to 165pp

ENJOY rich benefits as a Priority Club® member

☑ PAID

John J. CRAPO, Pro Se

MORE FROM EVERY STAY.

Priority Club® Rewards has new and easy perks for you:

- No blackout dates for Reward Nights
- Transfer points between accounts
- Points never expire

PLUS, we have over 3,200 locations around the world to earn and redeem.

Want to know what else is new for Gold and Platinum Elite members? Check out **priorityclub.com.**

If you are not already a Priority Club® Member, enroll today. Please ask for an application at the front desk.

Holiday Inn SELECT

Room No. 1201

WELCOME

#127 to 16SPP
my tables of contents
May 17 2004
some via CAIRRR
7003 ... 6213

PAID

Copy receipt 15 May 2004 USPO

copy
Boston Health Care for the Homeless
... dated May 14 2004
Notice of Privacy Rights copy
May 14 2004
Application
For Free Care copy
Tuberculosis Shelter Screening
program - 05-14-04
+ divers other copies

MY Name
JOHN J. CRAPO, PRO SE
AA. ABE. Non PRACNG LCSW
et cetera

(16)
sixteen in all

#128 to 165PP

BOSTON HEALTH CARE FOR THE HOMELESS PROGRAM/MCINNIS HEALTH GROUP
PATIENT'S CONSENT TO TREATMENT

PAID

I. Patient Information
Name: JOHN JENNINGS CRAPO D.O.B. June 16 1937
Parent/Guardian: I'm totally and completely in total charge of myself Relationship: myself

II. Consent to Treatment

I authorize and give my voluntary consent to Boston Health Care for the Homeless Program/McInnis Health Group to assess, prescribe, and administer treatment including patient education, therapy, and minor surgery for diagnosis and treatment as deemed necessary or advisable for my overall well-being. I understand that I may terminate treatment at any time and that the Boston Health Care for the Homeless Program/McInnis Health Group retains the same right.

III. Assignment of Benefits

I assign to Boston Health Care for the Homeless Program/McInnis Health Group any and all claims against third party payors, insurers, or governmental agencies for services provided to me. I understand that I am responsible for any health insurance deductible and co-insurance. I request that direct payment be made to Boston Health Care for the Homeless Program/ McInnis Health Group in the settlement of such claims.

IV. Release of Health Information

I realize that my treatment is confidential and information may be not be released without my written consent, except as legally authorized. I understand that my treatment record is the property of Boston Health Care for the Homeless Program/ McInnis Health Group.

I authorize Boston Health Care for the Homeless Program/McInnis Health Group, its agents, servants, and employees to release information necessary to my treatment which may include medical, mental health, alcohol and/or substance abuse, HIV/AIDS and any related condition for the purpose of payment of bills and treatment by primary care practitioners, referring practitioners, and consulting practitioners.

I understand that no guarantee can be made to me as to results of treatment or examination. I certify that I fully understand the information provided in this form.

I acknowledge that I have been given a copy of a document entitled, "Notice of Patients' Rights" and that I have read and understand my rights.

V. Medicare Authorization (Pertains to Medicare Beneficiaries Only)

Medicare HIC Number________________

I request payment of authorized Medicare benefits on my behalf for any services furnished to me by or in Boston Health Care for the Homeless Program/McInnis Health Group, including physician services, directly to the Boston Health Care for the Homeless Program/McInnis Health Group. I authorize any holder of medical and other information about me to release to Medicare and its agents any information needed to determine these benefits or benefits for related services.

I Sign under protest John J. Crapo, Pro Se — May 14 2004
Patient's Signature — Date

IRRelevant — irrelevant
Signature of Patient's Legally Authorized Representative (if Consent for Treatment is signed by parent or legal guardian) — Date

Witness — Date

If patient is a minor or under guardianship, this Consent is to be read, understood and signed by patient's legal guardian.

Last update: 4/29/2004 9:11 AM

#129 to 1158P

NOTICE OF PRIVACY PRACTICES-PATIENT'S ACKNOWLEDGEMENT OF RECEIPT

PAID

After Notice of Privacy Practices-Patient's ~~Acknowledgement~~ of Receipt has been signed, the Acknowledgement page must be detached from the Notice of Privacy Practices, receipt must be ~~documented~~ MSI, one copy of the acknowledgement must be filed in the clinic records, and one copy must be forwarded to the Privacy Officer.
For Respite records, Notice of Privacy Practices-Patient's Acknowledgement of Receipt must be documented in MSI, one copy of the documentation in MSI should be printed and filed in front of the respite record, and one copy must be forwarded to the Privacy Officer.

Acknowledgement of Receipt

I acknowledge that I have received the current Notice of Privacy Practices for the Boston Health Care for the Homeless Program (BHCHP)/McInnis Health Group(MHG).

I Haven't received reports

Patient Signature: J. J. Crapo

Print Name Here: JOHN JENNINGS CRAPO

Date of Birth: June / 16 / 1937 Social Security #: 004 348050

Date: May, 13, 14 2004

#130 to 165PP

QUINONES

Application completed by [signature] Location P.S.I

Date of submission 5/14/04

PAID

APPLICATION FOR FREE CARE

Patient Name (MR) JOHN J. CRAPO, NON LLB SSN: 004-34-8050
NON PRACNG LCSW.

BHCHP-MRN: ____________

ASSIGNMENT OF RIGHTS

Please read this section carefully and sign at the bottom.

I authorize my employer and my health insurer to give to this hospital or community health center information about income, health insurance premiums, coinsurance, co-payments, deductibles, and covered benefits that I have.

If I am seeking Free Care because of an accident or other incident, and I receive money because of that accident or incident from any sources, such as workers' compensation or an insurance carrier, I will repay the hospital or community health center for any medical services paid by the Free Care Pool. I give this hospital or community health center the right to collect payments from insurers for medical care as appropriate.

While I am eligible for Free Care, I agree to tell this hospital or community health center of any changes in my family status including family size, income changes, and health insurance coverage which could change my eligibility for Free Care.

All information in this application is true to the best of my knowledge. I agree to provide documentation upon request. I authorize this hospital or community health center to give to the Division of Health Care Finance and Policy or its designee the information needed to confirm my eligibility for Free Care and to administer the Free Care Pool. **I understand that this hospital or community health center cannot share confidential information, such as the information contained in this application, with any state or federal agency, except as stated above, without my prior approval.** I DIDN'T ask for the test. I TOOK Test under protest, etc. etc.

John Dennis Crapo
John J. Crapo, Pro Se — May 14 2004

Signature of applicant — Date

If signing on behalf of the applicant: All information in this application is true to the best of my knowledge.

None None Non — Not applicable

Signature of authorized representative — Date

AFFIDAVIT

I currently reside in Massachusetts, and intend to remain a Massachusetts resident indefinitely. I am not a resident of another state or country.
I DO have relatives but I Don't have current information

My family is 01 person(s). (MYSELF)

My family income is $1,000 plus, from sources shown on page 2 of this application.
Documentation verifying this income is: attached; or missing because
I sign complete this under
co-
hersion

This statement is true to the best of my knowledge and is submitted as an affidavit to verify my residence and income.

Signed: J. J. Crapo Pro Se

Date: 14 May 2004

#131 to 16SPP

Tuberculosis Shelter Screening Form

1. Name: Crapo, John Other name used:_________
Where stays:________________
Date of Birth (mm/dd/yyyy): June 16, 37 Age:_________
Sex: (M) F

Social Security number: 004348050
Screening for pulmonary TB v74.1 ☑

PAID

2. Screening site:
Pine Street Inn: ✓
Other:____________

3. Place of Birth:______________________
Race: 7 1- White 2-Black 3-Asian 4-Native American 8-Other 9-Unknown
Have you ever had a TB test? Yes (No) Result of **past** TB test Negative Positive
Known contact to TB case? Yes (No)
Had previous tx for TB? (Yes) No
TB symptoms Yes (No) Circle which *Night sweats coughing weight loss*

4. PPD skin test
Date planted: 05-11-04 (LEFT ARM) RIGHT ARM RN:__________
Logician: Yes No
Date read: 05-14-04 ***Result in mm of induration***:_____mm RN: [illegible signature] RN
Logician: (Yes) No

Skin test not done due to :__ 0- client refused 1- PPD previously positive, no or inadequate therapy
2- Prior preventive therapy 3- unknown 4- other

5. Chest x-ray:
X-ray ID number:__ __ __ __ __ __ __ Date:__-__-__
Result:__ 0- normal 1- abnormal TB unrelated 2- TB suspicious 3- Active TB-stable
7- old TB case 8- Inadequate film 9- Pending

Referred for follow up evaluation: Yes No
Clinic appointment date:____________ at __ BMC TB clinic __PSI __Other
Comments:

#132 to 165PP

SAFE DEPOSIT BOX RECORD

BOX NO. #39

NAME John Crapo ROOM NO.

PERMANENT ADDRESS PO Box 400151 Cambridge MA 02140-0002

NAME Not applicable ("NA") ROOM NO. NA

PERMANENT ADDRESS "NA" NA NA NA

RULES AND REGULATIONS GOVERNING SAFE DEPOSIT BOXES

A key deposit of $25.00 will be charged. This amount will be retained in the event the key is lost.

In consideration for the furnishing of a safe deposit box to the undersigned guest, the undersigned agrees that the innkeeper shall not be liable in case of loss or injury to such valuables for an amount in excess of that set by law, regardless of the cause of such loss or injury, and that negligence shall not be presumed or inferred from any loss of or injury to the contents of the safe deposit box.

No keys will be retained by the innkeeper that will open the safe deposit box and no one but the guest shall have access thereto. In the event that the key is lost, the lock must be destroyed and replaced. Any expense over the deposit incurred in connection with the replacing of keys or the rehabilitating of boxes shall be paid by the guest using the box.

It is understood that the contents of the box are to be removed at the time of departure and the key is to be surrendered by the guest. If the safe deposit box is withheld by the guest after his departure, the innkeeper is authorized, without notice to the guest, to open said deposit box in the presence of two witnesses, and remove the contents, which may be sealed and stored at the expense of the guest and the innkeeper shall bear no further liability with respect thereto.

The innkeeper shall have a lien on the contents of the safe deposit box to secure any unpaid bill of the guest.

I plan to be here Next Mond, may be able to exit here Thurs. AM

AUTHORIZED SIGNATURES

The undersigned guest(s) hereby acknowledges to have received key to the safe deposit box and expressly agrees to each and all of the rules and regulations printed above.

John Jennings Crapo, Pro Se NA NA NA NA NA

DATE May 14, 2004 TIME 3:25 PM KEY DEPOSIT $ ~~$25 to~~ ~~be deducted from Mary~~ WITNESS (CLERK) NA NA NA NA ~~[illegible] Box~~

American Hotel Register Company 1-800-323-5686 B6E-476

PAID

PAID

MS Maria — insisted 1 crossout $25

Guest is Checking in on the 17th of May, he has a Security box, with key. He has $742.00 dollars in cash.

Thank you, Maria

#133 to 165PP

UNITED STATES TAX COURT
400 SECOND STREET, N.W.
WASHINGTON, D.C. 20217

John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

NOTIFICATION OF RECEIPT OF PETITION

PAID

Docket No. : 5376-04 S

Name of Case: John Jennings Crapo

On March 24, 2004 the Court received and filed a PETITION in the above case.

Further:
(X) Designation of Place of Trial filed for Washington, DC

Petition served on respondent on March 25, 2004

All papers and correspondence MUST bear the DOCKET NUMBER given above.

Charles S. Casazza
Clerk of the Court

Date: March 25, 2004

Please note that Tax Court case information such as name, filings by the parties and actions taken by the Court can be found at the Tax Court website at www.ustaxcourt.gov. This information is updated Monday through Friday at 6:00 p.m.

#134 to 165 PP


UNITED STATES POSTAL SERVICE

***** WELCOME TO *****
PORTER SQUARE POST OFFICE
CAMBRIDGE, MA 02140-9998
05/15/04 12:40PM

John J. CRAPO

Store USPS Trans 30
Wkstn sys5003 Cashier YCR200
Cashier's Name PAULINE
Stock Unit Id SIAPAULINE
PO Phone Number 617-876-5599
USPS # 2407980140

1. Un-Num Parcels 0.00

Subtotal 0.00
Total 0.00

CAMBRIDGE MA 02140 USPS MAY 15 2004

John J. CRAPO PRO SE

Number of Items Sold: 1

Thank You
Please come again!

PAID


USA
GREETINGS FROM Far Far Away
MID HUDSON P&DC 125
PM
21 APR 2004
MR. JOHN JENNINGS CRA
BOX 400151 - PORTER SQUARE BRANCH
CAMBRIDGE, MASS. 02140-0002
PAID
EASTER SEALS

#135 to 165pp

EASTER SEALS

NHO HUDSON P&DC 125
PM
21 APR

GREETINGS FROM Far Far Away

USA

MR. JOHN JENNINGS CRAPO
BOX 400151 - PORTER SQUARE BRANCH
CAMBRIDGE, MASS.
02140 - 0002

PAID

#136
to
165 pp

EASTER SEALS

GREETINGS FROM Far Far Away

USA

MR. JOHN JENNINGS CRAPO
BOX 400151 - PORTER SQUARE BRANCH
CAMBRIDGE, MASS.
02140-0002

PAID

#737
to
165PP


PAID
John J. CRAPO
JJC/JJC
EASTER SEALS

#138 dd
165PD


PAID
John J. CRAPO
JJC/jjj
EASTER SEALS

#139
165pp

☑ John J. CRAPO, Pro Se

PA

When you see a Greyhound employee exceeding your expectations, someone who is truly going Above & Beyond the call of duty, please take time to tell us about it!

Cuando usted encuentre un empleado de Greyhound que excede las expectativas de clientes o empleados, un empleado que va Mucho Más Allá en el cumplimiento del deber ¡por favor tómese el tiempo para hacérnoslo saber!

#140 to 165pp

Full name of employee(s)/Nombre completo de el(los) empeado(s)

Location/Lugar

Date of travel/Fecha del viaje

Tell us what the employee(s) did to go Above & Beyond the call of duty.

Explique como el(los) empleado(s) fue(ron) Mucho Más Allá en el cumplimiento de su trabajo.

We appreciate your information.
Agradecemos su información.

Your name/Su nombre

Address/Dirección

City, State, Zip/Ciudad, Estado, Código Postal

Telephone/Teléfono

Drop in Comment Box or Mail to:
Deposit en al Caja de Sugerencias o Envie al:

Greyhound Lines, Inc.
M.C. 1986
P.O. Box 660606
Dallas, TX 75266-0606

Thanks for Going Greyhound!
¡Gracias por viajar con Greyhound!

☑ John J. Crapo



When you see a ~~Greyhound~~ employee exceeding your expectations, someone who is truly going Above & Beyond the call of duty, please take time to tell us about it!

Cuando usted encuentre un empleado de Greyhound que excede las expectativas de clientes o empleados, un empleado que va Mucho Más Allá en el cumplimiento del deber ¡por favor tómese el tiempo para hacérnoslo saber!

#141 to 165pp

Full name of employee(s)/Nombre completo de el(los) empeado(s)

Location/Lugar

Date of travel/Fecha del viaje

Tell us what the employee(s) did to go Above & Beyond the call of duty.

Explique como el(los) empleado(s) fue(ron) Mucho Más Allá en el cumplimiento de su trabajo.

We appreciate your information.
Agradecemos su información.

Your name/Su nombre

Address/Dirección

City, State, Zip/Ciudad, Estado, Código Postal

Telephone/Teléfono

Drop in Comment Box or Mail to:
Deposit en al Caja de Sugerencias o Envie al:

Greyhound Lines, Inc.
M.C. 1986
P.O. Box 660606
Dallas, TX 75266-0606

Thanks for Going Greyhound!
¡Gracias por viajar con Greyhound!

Where Will You Be When Your Diarrhea Comes Back?

#1426
165pp


Imodium
A-D
ANTI-DIARRHEAL
Caplets

Use Only As Directed

Don't wait 'til it's too late.

#143 to 165PP

EASTER SEALS

#144 to 165 pp

this proposal is "fairly" clear after one reads it through several times. However the "Supporting Statement" is useless. It doesn't say why you want the information you have asked for — not one word more about the matter of questioning the donations & how they are chosen!!

STOCKHOLDER PROPOSAL

Mr. John Jennings Crapo, of Porter Square Branch, P.O. Box 400151, Cambridge, Massachusetts, 02140-0002, a holder of 207 common shares, proposes to submit the following proposal at the special meeting. The following proposal appears exactly as proposed by Mr. Crapo:

PAID

Proposal

Shareholders recommend that the Board of Directors of Mony Group Inc ("Group") publish in the proxy statement of each stockholder annual meeting a report containing an item concerning the charitable donations programs of the Group for the past calendar year with the following information:

(i) an explanation of at least five hundred words explaining the standards of the Group and procedures of said corporation governing its donations to United States of North America Internal Revenue Service—approved private foundations to include standards for denial of such help.

(ii) an enumeration of such said qualifying charities and approved foundations which our Group Board of Directors plans to help in the ensuing calendar year, including with every charity an elucidation of at least twenty five words how it complied with the standards and procedures enumerated in (i).

Supporting Statement

The shareholder proposal although it didn't win at the stockholder meeting of stockholders and proxies meeting in annual meeting of shareholder and proxies meeting for the purpose of annual meeting.

I ask the OFC of Secy to cross out this paragraph when he/she inserts numbers of stockholder votes were cast at said meeting. How many shares which weren't voted how many votes were cast for my stockholder proposal—the percentage, how many against, the percentage and numbers of shares voting in opposition, the percentage and the number of shares voted blank, and that percentage.

I've sent Mr. Daniel J. Gallagher a copy of a letter from Mr. Robert A. Romagna of Florida I received which I felt I should call to the Group's attention.

Enclosed with this I enclose copy of the receipt I signed for delivery of this Via Express Mail to me at U.S. Post Office as well as the front piece of said express mail article of mail. Mr. Romagna went through a campaign with me. I briefly write so to comply with five hundred word limit of the shareholders proposal and its supporting statement.

Board of Directors Recommendation

The MONY board of directors recommends a vote "AGAINST" this proposal.

Mr. Crapo, APRIL, 2004

There is a very good reason why People are NOT voting for your proposal, which is basically an O.K. request.

Read our remarks from our copy of your proposal to understand why it is not being voted for. It's all in your wording of it and not giving a meaningful sensible, related supporting reason for it!!

PAID

#145 to 165

MR JOHN JENNINGS
CRAPO. PRO SE. HOME-
LESS MONY GROUP INC
SHAREHOLDER
PO BOX 400151
CAMBRIDGE MA
02140-0002

ADDRESS CORRECTION
REQUESTED

RETURN RECEIPT REQUESTED
MR JOHN JENNINGS CRAPO Conf. # 61618593
PRO SE Sharehodr PROPONENT
HOLIDAY INN #39
5 BLOSSOM ST
BOSTON MA 02114-9919

PAID

#146 9/16pp

PS Form 3800, June 2002 (Reverse)

ce for two years

First-Class Mail® or Priority Mail®.
d international mail.
DED with Certified Mail. For
red Mail.

be requested to provide proof of
ase complete and attach a Return
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ested". To receive a fee waiver for
k on your Certified Mail receipt is

estricted to the addressee or
rk or mark the mailpiece with the

desired, please present the arti-
postmark on the Certified Mail
with postage and mail.

l it when making an inquiry.
not available on mail

#147 of 165pp

PAID

CERTIFIED MAIL

7003 2260 0007 2537 6213

7003 2260 0007 2537 6213

U.S. Postal Service™
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Postmark Here

Sent To MR JOHN JENNINGS CRAPO, shareholder PROPONENT CNI # 61618593

Street, Apt. No.; or PO Box No. HOLIDAY INN #39 5 BLOSSOM ST

City, State, ZIP+4 BOSTON MA 02114-9919

PS Form 3800, June 2002 See Reverse for Instructions

RE MRISB

MR JOHN JENNINGS
CRAPO. PRO SE. HOME-
LESS MONY GROUP INC
SHAREHOLDER
PO BOX 400151
CAMBRIDGE MA
02140-0002

ADDRESS CORRECTION
REQUESTED

#148 to 165PP

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

MR JOHN JENNINGS CRAPO
PRO SE
Shareholdr ~~conf.# 700:~~
Proponent 61618593
HOLIDAY INN #39
5 BLOSSOM St
Boston MA
02114-9919

2. Article Number (Copy from service label) 7003 2260 0007 2537 6213

COMPLETE THIS SECTION ON DELIVERY

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C. Signature

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PAID

3. Service Type
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4. Restricted Delivery? (Extra Fee) ☐ Yes

PS Form 3811, July 1999 Domestic Return Receipt 102595-99-M-1789

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

MR JOHN JENNINGS CRAPO. PRO SE. HOMELESS MONY
GROUP INC SHAREHOLDER
PO BOX 400151
CAMBRIDGE. MA 02140-0002

PAID

#149 to 165 PP

#150 to 165pp

PAID

John J. Crapo,
PRO SE

JJC/jjc

#151 20 165pp

John J. Crapo
PRO SE

151.1 DF/65PP

this proposal is "fairly" clear after one reads it through several times. However the "Supporting Statement" is useless. It doesn't say why you want the information you have asked for - Not one word more about the matter of questioning the donations & how they are chosen!!

STOCKHOLDER PROPOSAL

Mr. John Jennings Crapo, of Porter Square Branch, P.O. Box 400151, Cambridge, Massachusetts, 02140-0002, a holder of 207 common shares, proposes to submit the following proposal at the special meeting. The following proposal appears exactly as proposed by Mr. Crapo:

Proposal

PAID

Shareholders recommend that the Board of Directors of Mony Group Inc ("Group") publish in the proxy statement of each stockholder annual meeting a report containing an item concerning the charitable donations programs of the Group for the past calendar year with the following information:

(i) an explanation of at least five hundred words explaining the standards of the Group and procedures of said corporation governing its donations to United States of North America Internal Revenue Service—approved private foundations to include standards for denial of such help.

(ii) an enumeration of such said qualifying charities and approved foundations which our Group Board of Directors plans to help in the ensuing calendar year, including with every charity an elucidation of at least twenty five words how it complied with the standards and procedures enumerated in (i).

Re-written here for you so as to be clearer, more concise and sensible

Seems to have no connection with the actual proposal at all. Convoluted "Gobbly gook" Wording

means nothing to the above statement

Supporting Statement

1. The shareholder proposal although it didn't win at the stockholder meeting of stockholders and proxies meeting in annual meeting of shareholder and proxies meeting for the purpose of annual meeting.

2. I ask the OFC of Secy to cross out this paragraph when he/she inserts numbers of stockholder votes were cast at said meeting. How many shares which weren't voted how many votes were cast for my stockholder proposal—the percentage, how many against, the percentage and numbers of shares voting in opposition, the percentage and the number of shares voted blank, and that percentage.

Strange wording of request

3. I've sent Mr. Daniel J. Gallagher a copy of a letter from Mr. Robert A. Romagna of Florida I received which I felt I should call to the Group's attention.

4. Enclosed with this I enclose copy of the receipt I signed for delivery of this Via Express Mail to me at U.S. Post Office as well as the front piece of said express mail article of mail Mr. Romagna went through a campaign with me. I briefly write so to comply with five hundred word limit of the shareholders proposal and its supporting statement.

Board of Directors Recommendation

The MONY board of directors recommends a vote "AGAINST" this proposal.

Dear Sir: you need help badly in writing your thoughts. Please have an English relative or friend help you compose your correspondence. Do not repeat your words, but use commas within a sentence and not just ramble on without a complete thought ... Also re-word (3) above as shown.

87

STOCKHOLDER PROPOSAL

Mr. John Jennings Crapo, of Porter Square Branch, P.O. Box 400151, Cambridge, Massachusetts, 02140-0002, a holder of 207 common shares, proposes to submit the following proposal at the special meeting. The following proposal appears exactly as proposed by Mr. Crapo:

Proposal

Shareholders recommend that the Board of Directors of Mony Group Inc ("Group") publish in the proxy statement of each stockholder annual meeting a report containing an item concerning the charitable donations programs of the Group for the past calendar year with the following information:

(i) an explanation of at least five hundred words explaining the standards of the Group and procedures of said corporation governing its donations to United States of North America Internal Revenue Service—approved private foundations to include standards for denial of such help.

(ii) an enumeration of such said qualifying charities and approved foundations which our Group Board of Directors plans to help in the ensuing calendar year, including with every charity an elucidation of at least twenty five words how it complied with the standards and procedures enumerated in (i).

Supporting Statement

The shareholder proposal although it didn't win at the stockholder meeting of stockholders and proxies meeting in annual meeting of shareholder and proxies meeting for the purpose of annual meeting.

I ask the OFC of Secy to cross out this paragraph when he/she inserts numbers of stockholder votes were cast at said meeting. How many shares which weren't voted how many votes were cast for my stockholder proposal—the percentage, how many against, the percentage and numbers of shares voting in opposition, the percentage and the number of shares voted blank, and that percentage.

I've sent Mr. Daniel J. Gallagher a copy of a letter from Mr. Robert A. Romagna of Florida I received which I felt I should call to the Group's attention.

Enclosed with this I enclose copy of the receipt I signed for delivery of this Via Express Mail to me at U.S. Post Office as well as the front piece of said express mail article of mail Mr. Romagna went through a campaign with me. I briefly write so to comply with five hundred word limit of the shareholders proposal and its supporting statement.

Board of Directors Recommendation

The MONY board of directors recommends a vote "AGAINST" this proposal.

#152 to 165

STOCKHOLDER PROPOSAL

Mr. John Jennings Crapo, of Porter Square Branch, P.O. Box 400151, Cambridge, Massachusetts, 02140-0002, a holder of 207 common shares, proposes to submit the following proposal at the special meeting. The following proposal appears exactly as proposed by Mr. Crapo:

Proposal

Shareholders recommend that the Board of Directors of Mony Group Inc ("Group") publish in the proxy statement of each stockholder annual meeting a report containing an item concerning the charitable donations programs of the Group for the past calendar year, with the following information:

(i) an explanation of at least five hundred words explaining the standards of the Group and procedures of said corporation governing its donations to United States of North America Internal Revenue Service approved private foundations, to include standards for denial of such help.

(ii) an enumeration of such said qualifying charities and approved foundations which our Group Board of Directors plans to help in the ensuing calendar year, including with every charity an elucidation of at least twenty five words how it complied with the standards and procedures enumerated in (i).

Supporting Statement

The shareholder proposal, although it didn't win at the stockholder meeting of stockholders and proxies meeting in annual meeting of shareholder and proxies meeting for the purpose of annual meeting.

I ask the OFC of Secy to cross out this paragraph when he/she inserts numbers of stockholder votes were cast at said meeting. How many shares which weren't voted, how many votes were cast for my stockholder proposal—the percentage, how many against, the percentage and numbers of shares voting in opposition, the percentage and the number of shares voted blank, and that percentage.

I've sent Mr. Daniel J. Gallagher a copy of a letter from Mr. Robert A. Romagna of Florida I received which I felt I should call to the Group's attention.

Enclosed with this I enclose a copy of the receipt I signed for delivery of this Via Express Mail to me at U.S. Post Office as well as the front piece of said Express mail article of mail. Mr. Romagna went through a campaign with me. I briefly write so to comply with five hundred word limit of the shareholders proposal and its supporting statement.

Board of Directors Recommendation

The MONY board of directors recommends a vote "AGAINST" this proposal.

SAFE DEPOSIT BOX RECORD

BOX NO. #39

NAME John Crapo ROOM NO. ______

PERMANENT ADDRESS PO Box 400151 Cambridge MA 02140-0002

NAME Not applicable ("NA") ROOM NO. NA

PERMANENT ADDRESS "NA" NA NA NA

RULES AND REGULATIONS GOVERNING SAFE DEPOSIT BOXES

A key deposit of $25.00 will be charged. This amount will be retained in the event the key is lost.

In consideration for the furnishing of a safe deposit box to the undersigned guest, the undersigned agrees that the innkeeper shall not be liable in case of loss or injury to such valuables for an amount in excess of that set by law, regardless of the cause of such loss or injury, and that negligence shall not be presumed or inferred from any loss of or injury to the contents of the safe deposit box.

No keys will be retained by the innkeeper that will open the safe deposit box and no one but the guest shall have acccess thereto. In the event that the key is lost, the lock must be destroyed and replaced. Any expense over the deposit incurred in connection with the replacing of keys or the rehabilitating of boxes shall be paid by the guest using the box.

It is understood that the contents of the box are to be removed at the time of departure and the key is to be surrendered by the guest. If the safe deposit box is withheld by the guest after his departure, the innkeeper is authorized, without notice to the guest, to open said deposit box in the presence of two witnesses, and remove the contents, which may be sealed and stored at the expense of the guest and the innkeeper shall bear no further liability with respect thereto.

The innkeeper shall have a lien on the contents of the safe deposit box to secure any unpaid bill of the guest.

I plan to be here Next Monday, [illegible] to [illegible] AM

AUTHORIZED SIGNATURES

The undersigned guest(s) hereby acknowledges to have received key to the safe deposit box and expressly agrees to each and all of the rules and regulations printed above.

John Jennings Crapo, pro se NA NA NA NA NA

DATE May 14, 2004 TIME 3:25 PM KEY DEPOSIT $ ~~$25.00~~ [illegible] WITNESS (CLERK) NA NA NA NA ~~[illegible] Box~~

American Hotel Register Company 1-800-323-5686 B6E-476

PAID

#153 to 165

Ms Maria – insisted 1 crossout $25

Guest is Checking in on the 17th of May, he has a Security box, with key. He has $742.00 dollars in cash.

Thank you,
Maria

#154 to 165

MR JOHN JENNINGS CRAPO, PRO SE
HOMELESS MONY GROUP INC
Shareholder etc
PO Box 400151 CAMBRIDGE
MA 02140-0002

May 18th 2004

Priority Mail
Certified mail
#7004 0750 0001
8601 8366
Return Receipt REQUESTED

PAID

THE MONY GROUP INC
OFC OF Corporation Secretary
Assistant Secretary Mr Daniel J. GALLAGHER, ESQ
or SUCCESSOR IN OFC OF Corporation Secretary
1740 BROADWAY
NEW York City NY

Dear Mr SECRETARY or ASSISTANT Corporation Secretary

Please send me at MY Post OFFICE Box - enumerated above, et cetera the OFFICIAL vote For, against, ABSTENTION and the percentages on my shareholder proposal which was voted upon today.

You may find it relevant I have Fatigue and exhaustion. Shortly before 10 PM Last Night I got up + at 12:30 AM I began today my trip to New York City. It's Now Nearly 8:30 PM

You have many letters From me, in your role as Corporation Secretary

Sincerely

J Mr Jennings Crapo
Homeless Shareholder

Encl: wrapped in Bubble wrap
I call to your attention the Name tag. JJC ...

#155 to 165

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: THE MONY GROUP, INC OFC OF CORPORATION SECRETARY.
ASSIST SECRY MR DANIEL J. GALLAGHER, ESQ or SUCCESSOR IN OFC OF CORP SECY
1740 BROADWAY
NEW YORK CITY
NY 10019-5230

2. Article Number
(Transfer from service label) 7004 0750 0001 8601 8366

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☐ Agent ☐ Addressee

B. Received by *(Printed Name)* C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

PS Form 3811, August 2001 Domestic Return Receipt 2ACPRI-03-P-4081

#156 to 165

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN JENNINGS CRAPO. PRO SE, HOMELESS MONY
GROUP, INC SHAREHOLDER
PO BOX 400151
CAMBRIDGE MA 02140-0002

PAID

#157 to 165



Certified Mail Provides:

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UNITED STATE
JOHN JENNINGS CRAPO
PRO SE. HOMELESS MONY
GROUP.INC SHARE-
HOLDER PO BOX 400151
CAMBRIDGE MA
02140-0002
RETURN RECEIPT REQUESTED
ADDRESS CORRECT-
ION REQUESTED
TO: THE MONY GROUP, INC OFC
CORPORATION SECRETARY
ASSIST SECRY
MR DANIEL J. GALLAGHER, ESQ
OR SUCCESSOR IN OFC OF CORP
SECY
1740 BROADWAY
NEW YORK CITY NY 10019-5230
PAID
OPEN
Label 228 July 2002
PRIORITY
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#1580165

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Postmark Here

Sent To THE MONY GROUP, INC OFC OF CORPORATION SECRETARY ASSIST SECRY MR DANIEL J. GALLAGHER, ESQ, OF SUCCESSOR IN OFC OF CORP SECY

Street, Apt. No.; or PO Box No. 1740 BROADWAY

City, State, ZIP+4 NEW York City NY 10019-5230

PS Form 3800, June 2002 See Reverse for Instructions

7004 0750 0001 8601 8366

7004 0750 0001 8601 8366

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PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS, FOLD AT DOTTED LINE

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JOHN JENNINGS CRAPO
PRO SE. HOMELESS MONY GROUP. INC SHARE-HOLDER PO BOX 400151
CAMBRIDGE MA
02140-0002

ADDRESS CORRECTION REQUESTED

1

#159 to 165

Stockholders Meeting

MONY

THE MONY GROUP




#160 to 165

PAID

John Jennings CRAPO

MNY Share-holder

Stockholders Meeting

MONY

THE MONY GROUP

#161 to 165



John J. Crapo

Stockholders Meeting


MONY

THE MONY GROUP

#162to165

#163 b (165)



#164 (165)

PLACE LABEL HERE

AUGUST 2002

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
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1. Article Addressed to: THE MONY GROUP, INC OFC OF CORPORATION SECRETARY, ASSIST SECRY MR DANIEL J. GALLAGHER, ESQ or SUCCESSOR IN OFC OF CORP SECY
1740 BROADWAY
NEW YORK NY
NY 10019-5230

PAID
J.J. CRAPO

2. Article Number
(*Transfer from service label*) 7004 0750 0001 8601 8366

COMPLETE THIS SECTION ON DELIVERY

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1. Article Addressed to: THE MONY GROUP, INC OFC OF CORPORATION SECRETARY. ASSIST SECRY MR DANIEL J. GALLAGHER, ESQ or successor IN OFC OF CORP SECY 1740 BROADWAY NEW York City NY 10019-5230

PAID

John J. CRAPO PRO SE JJC

2. Article Number (Transfer from service label) 7004 0750 0001 8601 8366

COMPLETE THIS SECTION ON DELIVERY

A. Signature X ☐ Agent ☐ Addressee

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3. Service Type
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4. Restricted Delivery? (*Extra Fee*) ☐ Yes

PS Form 3811, August 2001 Domestic Return Receipt 2ACPRI-03-P-4081

0-1056-SMALL
AUGUST 2002

#165 to 165

JOHN JENNINGS CRAPO, PRO SE
PO Box 400151
CAMBRIDGE MA 02140-0002

VIA Certified Mail
art # 7002 2410 0006 3802 7695
Return receipt requested

May 25 2004

Hon.
U.S. Securities & Exchange Commission ("SEC")
DIVISION of Corporation FINANCE DIVISION
DIRector or successor as DIV acting DIR
450 5TH St NW
DC 20549-0102

Re: My IDACORP shareholder proposal for the next forthcoming Meeting of Shareholders assembled of proxies & Shareholders Meeting IN an assembled Shareholder meeting.

Dear Gentlemen and Ladies

Enclosed is my shareholder proposal's supporting statement - reduced IN number of Words so to have the total number of Words of shareholder proposal and accompanying supporting statement to be included IN print on proxy statement 500 Words and less in accordance with SEC Laws rules regulations. This copy please put IN Files of SEC

This shareholder proposal and supporting statement I submit IN accordance with SEC Laws, rules and regulations

Sincerely

John Jennings Crapo

JJC [illegible]

Exhibit D




IDAHO
POWER
An IDACORP Company

NOTICE OF JOINT ANNUAL MEETING OF SHAREHOLDERS
May 20, 2004, AT BOISE, IDAHO

April 12, 2004

TO THE SHAREHOLDERS OF IDACORP, INC. AND IDAHO POWER COMPANY:

Notice is hereby given that the Joint Annual Meeting of Shareholders of IDACORP, Inc. ("IDACORP") and Idaho Power Company ("Idaho Power") will be held on May 20, 2004 at 10:00 a.m. local time at the Idaho Power Corporate Headquarters Building, 1221 West Idaho Street, Boise, Idaho, for the following purposes:

1. to elect three Directors of IDACORP and Idaho Power for a three year term;
2. to ratify the selection of Deloitte & Touche LLP as independent auditor for IDACORP and Idaho Power for the fiscal year ending December 31, 2004;
3. to act upon a shareholder proposal requesting IDACORP to publish annually in the Proxy Statement an explanation of Board procedures governing donations to and a list of Board approved private foundations; and
4. to transact such other business that may properly come before the meeting and any adjournment or adjournments thereof.

Common shareholders of record of IDACORP and Idaho Power and holders of Idaho Power 4% Preferred Stock and 7.68% Series, Serial Preferred Stock, at the close of business on April 1, 2004, are entitled to vote at the meeting.

All shareholders are cordially invited to attend the Joint Annual Meeting in person. Shareholders interested in attending in person must make a reservation by calling (800) 635-5406. **WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE VOTE YOUR PROXY PROMPTLY.** It is important that your shares be represented at the meeting. Please vote your proxy, regardless of the size of your holdings, as promptly as possible. Any shareholder voting a proxy who attends the meeting may vote in person by revoking that proxy prior to or at the meeting.

By Order of the Boards of Directors

Robert W. Stahman
Corporate Secretary

TO SHAREHOLDERS WHO RECEIVE MULTIPLE PROXIES
IF YOU OWN IDACORP COMMON STOCK OR IDAHO POWER PREFERRED STOCK OTHER THAN THE SHARES SHOWN ON THE ENCLOSED PROXY, YOU WILL RECEIVE A PROXY IN A SEPARATE ENVELOPE FOR EACH SUCH HOLDING. PLEASE VOTE EACH PROXY RECEIVED.

3. SHAREHOLDER PROPOSAL

Mr. John Jennings Crapo, P.O. Box 400151, Cambridge Massachusetts, 02140-0002, who holds of record 524.698 shares of IDACORP common stock, has notified IDACORP in writing that he intends to submit the proposal set forth below for consideration at the Annual Meeting. The SEC permitted IDACORP to exclude the supporting statement submitted by Mr. Crapo under Rule 14a-8(i)(3) of the Securities and Exchange Commission's proxy rules as vague and indefinite.

MY SHAREHOLDER PROPOSAL

Shareholders recommend that the Board of Directors ("Our Board") of IDACORP publish in the Proxy Statement of each shareholder annual meeting in the Appendix containing an item the charitable donations program of our corporation for the immediate past calendar year with the following data:

i. An explanation of at least five hundred words explaining the standards of Our Board and procedures of it governing. The Corporation's donations to United States of American Internal Revenue Service ("Svce") approved private foundations to include standards for denial of such help.

ii. An enumeration of such said qualifying charities and approved foundations which Our Board plans as our corporate governance to help in the ensuing calendar year included with each charity and foundation an elucidation of at least twenty-five words how it complied with the standards and procedures enumerated in i.

THE BOARD OF DIRECTORS OF IDACORP HAS CONSIDERED THIS PROPOSAL AND RECOMMENDS THAT SHAREHOLDERS VOTE "AGAINST" IT FOR THE FOLLOWING REASONS:

The Board opposes Mr. Crapo's proposal because it believes that implementation of the proposal would cause IDACORP to incur undue cost and expense to publish additional information not required to be included in its proxy statement without providing any additional meaningful benefit to our shareholders.

Although Mr. Crapo's proposal is unclear, we believe that his reference to "Internal Revenue Service approved private foundations" means charitable organizations, such as family-sponsored foundations, that do not receive broad public support. Neither IDACORP nor its subsidiaries generally make any contributions to private foundations.

IDACORP's principal means of making charitable contributions to non-profit charitable organizations is through the Idaho Power *Contributions Program.* Through this program, Idaho Power provides financial support to qualifying organizations and offers academic scholarships to area students seeking higher education. Information regarding Idaho Power's charitable contribution program is published on Idaho Power's website http://www.idahopower.com/aboutus/community/scholarship.htm. Along with other supporting information, the website provides detailed information regarding contribution guidelines and standards, identification and descriptions of specific programs sponsored by Idaho Power and relevant application procedures. In the past, neither the IDACORP nor the Idaho Power Boards of Directors have been involved in the contribution process nor has either Company regularly published the name of the recipients of any contributions.

IDACORP believes that requiring the publication of the information requested by Mr. Crapo in the proxy statement would result in increased costs without providing any additional meaningful information to our shareholders.

THEREFORE, THE IDACORP BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" THIS PROPOSAL.

Additional Materials Submitted by Mr. Crapo

MR JOHN J. CRAPO, PRO SE.
PO Box 400151
Cambridge MA 02140-0002

25 June 2004

VIA Certified mail.
Return receipt requested
(CMRRN)
IDACORPORATION Corporation Secretary
MR Robert W. STAHMAN, ESQUIRE
1221 W IDAHO Str
BOISE ID
art.# 7003 1010 0003 3507 3656

Re: my shareholder proposal
Please include this letter, enclosed copies of exhibits, copies of letters of transmittal, tables of content, list of those sent courtesy copies (via CMRRN) in the file of my Shareholder proposal, supporting statement, etc which I respectfully call to your attention

Dear MR Corporate Secretary, and other MR gentlemen, MS Ladies of the Corporation and significant others

Sincerely

John Jennings Crapo pro se

JOHN J. CRAPO, PRO SE.
AA. ABE, Homeless NON MSINSS, Non Practice LCNSD CERT SCL WRKR, Non LWYR, Non LLB. et cetera, et cetera etc

Enclosures

JJC/jjc

JOHN J. CRAPO, Pro Se, AA.ABE
Homeless Person, Stckhldr
PO Box 400151
CAMBRIDGE MA
02140-0002

25 June 2004

Via Certified Mail
mail piece # 7003 2260 0007
2542 3856
return receipt requested

Exxon Mobil Corporation
attn please chf executive ofcr
MR Lee Raymond
5959 LAS COLINAS BLVD
IRVING TX

Dear Ms Ladies & Gentlemen
Enclosed is copy my filing to the Hon USA Securities and exchange commission which I call to your attention - of my Shareholder proposal AND OF my Statement of reasons
In event you have questions please address them to me by letter to me at my PO Box address

Sincerely

John Jennings Crapo.
Pro Se, AA.ABE
Homeless Person, etc

Enclosure
JJC/JJC

Mr John Jennings Crapo, Prose, Homeless
PO Box 400151
02140-0002

25 June 2004

VIA CMRRR
USA Internal Revenue Service
attn please
Ms Maureen A. Judge, Dept Manager,
+ Department Five (US)
Andover MA
my USA SS# 004 34 8050

Dear Ms Department (Five) Manager
Ms Ladies, Mr Gentlemen

Enclosed is copy my current filing with Hon US Tax Court Which I call to your attention

I regret necessity of calling this to your attention for a variety of reasons

Sincerely

John J. Crapo. Prose
Homeless Person

Enclosures

JJC/jjc

Mr John J. CRAPO. pro se
PO Box 400151
CAMBRIDGE MA 02140-0002

25 June 2004

Via CMRRR 7003 2260 0007 2544 7456
Division of Corporation Finance
Division of Corporation Finance
Div. Director
USA Securities & Exchange Commission
450 5th St NW
DC 20549-02113

Re: my shareholder Proposal with IDACORPORATION

Dear Division Director or successor as AS DIVISION acting Director, Ms Ladies Mr Gentlemen

Enclosed is copy my filing and my current additional documentation of my shareholder proposal to IDACORPORATION which I call to your attention.

Please include this in the files of said Corporation

Sincerely

John Jennings Crapo.
Pro Se. A.A. A.B.E.
Homeless shareholder

Enclosures
JJC/jjc

Mr John J. CRAPO. Pro Se. AAABE
PO Box 400151
CAMBRIDGE MA 02140-0002

25 June 2004

VIA CMRRR
Doubletree Hotel
Attn pleas - OFC of Hotel / General Manager
821 Washington Strt
Boston MA

RE: my Filing with the Hon USA Tax Court at Washington DC

Dear General Manager. Ms Ladies and Gentlemen

I call to your attention my Filing and copies of courtesy letters of transmittal to divers persons
in event you have questions about this please feel free to contact me by letter c/o my PO Box

Sincerely

John Jennings Crapo
Pro Se, AAABE

PS I regret the necessity of this matter takes time away from me Doing other things I need to do

Enclosures
JJC/jjc

MR JOHN J. CRAPO, Pro Se
Homeless, etc
PO Box 400151
CAMbridge MA 02140-0002
25 June 2004

VIA CMRRR
art # 7002 2410 0006
3800 3156

The Hon. trial court
The Probate AND Family Court
Department Middlesex Division
atto pleas - Mr John R. Buonomo
Hon Registrar of Probate & Family court
Docket # 04A0169 AC
208 Cambridge St
E - Cambridge MA

Dear Hon Mr Registrar of Probate & Family Court, Ms Ladies and Gentlemen

Please call to your attention honorably court & place in the File Docket # 04A0169AC the enclosed copy my filing with Hon USA Tax court at Washington DC, etc

In event you have questions of me please send them to me by letter to me at my PO Box

Sincerely and in midst of exceedingly inconvenient threatening & troubling circumstances

Sincerely
John Jennings Crapo, Pro Se
Homeless person.
etc

Enclosure
JJC/jjc

MR John J. CRAPO, Pro Se, A.A. ABE —
Homeless Person
PO Box 400151
CAMBRIDGE MA 02140-0002

25 June 2004

VIA CMRRR
7003 1010 0004 6496 1756
Pine street INN 02118-2401
c/o INN President
MS LYNDIA DOWNIE
also to Mr Kennedy VIA CMRRR
also to Mr Mercer via CMRRR

Dear MS chief executive officer, MR Kennedy, MR Mercer and MS Ladies, Mr gentlemen

Enclosed is copy via Certified Mail return receipt requested to the Hon USA tax court of my filing re: my case in the US tax court at our National capital city which I call to your attention in your many letters from me

Sincerely

John Jennings Crapo
PRO SE NMProcNo
LCNSD CERT SCL WRK

Enclosures

JJC/jjc

MR JOHN J. CRAPO. PRO SE. AA. ABE
PO Box 400151
CAMBRIDGE MA 02140 0002
#7003 0500 0000 1598 0411 25 June 2004

Via CMRRR
City of Boston Police Department
District Four/04 attn please
Mr Robert Flaherty or successor
650 Harrison Ave
Boston MA

RE: MY Filing USA Hon tax Court

Dear PLC OFCR IN Charge & Ms Ladies and MR Gentlemen

Enclosed is copy my Filing, my exhibits, copy courtesy copies letters of transmittal by certified mail - which I call to your attention

please place this copy in your File of the Pine Street INN, Men's INN, LADIES INN, Homeless Men's Shelter

in event you may have questions please contact me by letter at MY PO Box

I write in most of seriously inconvenient threatening, troubling events You have have letters from me

Sincerely

John Jennings Crapo, Pro Se
Homeless person, etc

Enclosures
JJC/JJC

MR JOHN J. CRAPO, Pro Se, AAABE
Homeless State Retiree
PO Box 400151
CAMBRIDGE MA 02140-0002

Via CMRRR 25 June 2004

STATE BOARD OF
Retirement
chairperson State treasurer
Hon Mr Timothy P. CAHILL
one ashburton Pl
The Hon J.W. McCormack STATE BLDG
Boston MA

RE: my File as a Retired State Employee
State of Massachusetts

Dear Mr CHAIRPERSON, + Hon. BOARD
AND MR Gentlemen & Ms Ladies

Enclosed I call to your attention copy my Filings with Hon USA tax Court AND divers other persons

Please Put all this IN my File

IN event you have questions please write me at my PO Box

Sincerely

John Jennings Crapo,
PRO SE
Homeless, etc

JOHN J. CRAPO. Pro Se

Enclosure

JJC/jjc

JOHN J. CRAPO, Pro Se
PO Box 400151
CAMBRIDGE MA 02140-0002

25 ~~29~~ June 2004

Via CMRRR
7001 0360 0001 2623 6656

City of Boston Licensing Board
Attn please BD Secretary
Ms Jean M. Lorizio
Commonwealth of Massachusetts
New City Hall
Boston MA

Re: Doubletree Hotel
821 Washington Street
Boston MA

Dear City of Boston Licensing Board
Ms BD Secretary, Ms Ladies, Mr Gentlemen
Enclosed I call to your attention copy my Filing with Hon USA Tax Court, copies of courtesy copies, etc. table of contents.
Please put a copy of this entire Filing with all other enclosures in File of the Licensing Board of the Double tree Hotel
In event you wish more information please feel free to get in touch with me by letter at my PO Box address

Sincerely

John Jennings Crapo, Pro Se
Homeless Person, AA, ABE,
Non Pracng LCSW, Non LLB, Non M.S. in S.S
Non LWYR etc
John J. CRAPO

Enclosures

JJC/jjc

MR JOHN J. CRAPO.
PO Box 400151
CAMBRIDGE MA 02140-0002

25 JUNE 2004

VIA Certified Mail
Return Receipt requested
mail piece# 7003 0500 0005 5793 8611

The Commonwealth of Massachusetts
Registry of Motor Vehicles
OFFICE of Registrar The Honorable
MS KIMBERLY HINDEN
PO Box 199100 Boston MA 02119-9100

Re: my letter via CMRRR to the Hon USA Tax Court, copies of exhibits, etc copies of courtesy copies letters of transmittal, copies of my table of contents, etc I call to your attention which are herein enclosed

Dear Ms Registrar, ms Ladies + Gentlemen

I call this to your attention
AND it's not necessary for me to repeat myself. You have letters from me re: my shareholder proposal to IDACORPORATION

Sincerely, in the midst of seriously inconvenient, troubling, and threatening conditions & circumstances

John Jennings Crapo.
Pro Se
Homeless person, etc cetera

Enclosure

C.C. with copies of courtesy copies. Exhibits via certified mail return receipt requested of my letter to Hon USA Tax Court. Dated 25 June 2004
page one (01) of one (01) page

TRIAL COURT Commonwealth of Massachusetts
The Probate + Family Court Department 1
Hon Registry Probate + Family Court
Mr John R BUONOMO
IDACORP INC attn please corporation Secretary 2
Mr Robert W. STAHMAN, ESQ
Commonwealth of Massachusetts
Registry of Motor Vehicles Hon Ms ~~Kimberly~~ 3
KIMBERLY HINDEN
I write awkwardly
City of Boston (Commonwealth of Massachusetts) 4
Hon Licensing Board attn please Board
Secretary Ms Jean M. Lorizio
Hon State Board of Retirement. BD Chairperson ... 5
State TREASURER MR TIMOTHY P. CAHILL
City of Boston POLICE DEPARTMENT District Four 6
(04) PLC OFCR IN Charge MR Robert Flaherty
PINE STRT INN, President MS LYNDIA DOWNIE 7
Doubletree Inn/Hotel Boston MA
IDACORP INC attn please Corp Secry 8 MR Robert W. STAHMAN, ESQUIRE
PINE STRT INN. Mens INN Homeless Men's 9
Shelter attn please MR DIRK MERCER
PINE STRT INN Mens INN etc
attn please MR Kennedy assistant Supervisor 10
or Successor, etc
US DEPT of the Treasury Office of the
US Internal Revenue Service attn please 11
DEPT Manager MS MAUREEN A. JUDGE, etc
EXXON MOBIL CORPORATION attn please 12
CHF Executive OFCR, et cetera
USA Securities + Exchange Commission 13
DIV. DIR or acting DIR DIV. of Corp. Finance

#2

BY. JOHN JENNINGS CRAPO.
PRO SE
#30# JJC/jjc
JJC/JJC

My table of Contents Date 25 June ~~2004~~ 2004

John Jennings CRAPO. PRO SE ("JOHN CRAPO")

to PAGE ONE(01) OF TWO(02)

Hon USA TAX COURT Pages.

#01 US Internal Revenue Service ("IRS")

02 date JUNE 11th 2004

03 05 06 07 08

04

#09 B.Globe organizing... FIN PAPER WORK

#10 ____ April 15 2004

#11 ____

#12 Dept of Revenue

#13 Organizing Your Fin Paper WRK april 15 2004

#14 same as #13

#15 same as #13

#16 ~~same~~ IRS (Jan 01-Dec 31, 2003)

#17 BGLOBE START NOW Apr 15 2004

File-

#18 JOHN CRAPO to IRS April 19 2004

#19 FRONT PIECE IRS ART MAIL to me

#20 Receipt Apr 06 + JUNE 18 2004

#21 mortgage, real estate records

to copies of these found by me last week

#39 "When only professionalism will do..."

#40 7 Eleven, etc

#41 KINKO's INC receipt 27 June 2004

#42 Calendar WK of 27 June + 03 July 2004

#43 + #44

#45 Victorian charm. also #46, #47, #48

#49 EUROPEAN ADVENTURE ON WEAK Dollar 27 June 2004

also same as #49 #50

#51 27 June 2004 WURZBURG. also same #52, #53

#54 Dear Harvard Traveler... 2004 / also #55, 56,

~~56~~, 57, 58, 59, 60, 61, 62, 63, 64

#65 "~~Hon~~ US TAX COURT HON MR JUDGE CLAPP

June 21 2004... ", also #66, #67, #68, also

#69, 70, #71

#72 June 18 2004 Religious crusader, social activist..

MR MEULDER... to #73, 74, 75, 76, #77

MORE #72 BRIEF OPEN Letter

upon 15

Table of Contents

John CRAPO to USA TaxCourt ("US Tax Court")
PAGE two(02) OF Two(02) pages.

two(02) exhibits numbered 100 (one hundred)

#30#

01

Internal Revenue Service
Andover, MA 05501

Official Business
Penalty for Private Use, $300

JUN 15'04
MA

PENALTY FOR PRIVATE USE $300
PB METER 7249940

$1.06
U.S. POSTAGE

Internal Revenue Service
310 Lowell St
Andover, MA 05501

JOHN JENNINGS CRAPO
PINE ST INN HOMELESS MENS SHELTER
444 HARRISON AVE APT 22
BOSTON, MA 02118-2404 440

02

Internal Revenue Service
Andover, MA 05501

Official Business
Penalty for Private Use, $300

JUN 15 '04 MA
PENALTY FOR PRIVATE USE $300
PB METER 7249940
$1.06
U.S. POSTAGE

Internal Revenue Service
310 Lowell St
Andover, MA 05501

JOHN JENNINGS CRAPO
PINE ST INN HOMELESS MENS SHELTER
444 HARRISON AVE APT 22
BOSTON, MA 02118-2404 440

03

Department of the Treasury
Internal Revenue Service
310 Lowell St
Andover, MA 05501

In reply refer to: 0849205102
June 11, 2004
004-34-8050 200312 30 000

JOHN JENNINGS CRAPO
PINE ST INN HOMELESS MENS SHELTER
444 HARRISON AVE APT 22
BOSTON, MA 02118-2404 440

Taxpayer Identification Number: 004-34-8050
Tax Period(s): December 31, 2003

Form(s): 1040

Dear Taxpayer:

Enclosed is Form 1040 for Tax Year 2003. Please fill it out and send us a signed and dated return. We will process it when it is received.

There is a credit of $1,000.00 on the account at this time. The estimated payment was received on March 3, 2003. If you are due a refund, you must file a return.

If you have any questions, you may contact us a 1-800-829-0922.

Sincerely,

Mr. DAVID E. RICHMOND
0806756
Customer Service Representative

Enclosure(s): Form 1040
Correspondence
Envelope

04



05

Form **1040** Department of the Treasury—Internal Revenue Service
U.S. Individual Income Tax Return 2003 (99) IRS Use Only—Do not write or staple in this space.

For the year Jan. 1–Dec. 31, 2003, or other tax year beginning , 2003, ending , 20 OMB No. 1545-0074

Label

(See instructions on page 19.)

Use the IRS label. Otherwise, please print or type.

LABEL HERE

Your first name and initial	Last name	Your social security number
If a joint return, spouse's first name and initial	Last name	Spouse's social security number
Home address (number and street). If you have a P.O. box, see page 19.	Apt. no.	**Important!** You **must** enter your SSN(s) above.
City, town or post office, state, and ZIP code. If you have a foreign address, see page 19.		

Presidential Election Campaign (See page 19.)

Note. Checking "Yes" will not change your tax or reduce your refund.
Do you, or your spouse if filing a joint return, want $3 to go to this fund? . . . ▶ You ☐Yes ☐No Spouse ☐Yes ☐No

Filing Status

Check only one box.

1 ☐ Single
2 ☐ Married filing jointly (even if only one had income)
3 ☐ Married filing separately. Enter spouse's SSN above and full name here. ▶
4 ☐ Head of household (with qualifying person). (See page 20.) If the qualifying person is a child but not your dependent, enter this child's name here. ▶
5 ☐ Qualifying widow(er) with dependent child. (See page 20.)

Exemptions

6a ☐ **Yourself.** If your parent (or someone else) can claim you as a dependent on his or her tax return, **do not** check box 6a
b ☐ **Spouse**
c **Dependents:**

(1) First name Last name	(2) Dependent's social security number	(3) Dependent's relationship to you	(4) ✓ if qualifying child for child tax credit (see page 21)
			☐
			☐
			☐
			☐
			☐

If more than five dependents, see page 21.

d Total number of exemptions claimed

No. of boxes checked on 6a and 6b ____
No. of children on 6c who:
• lived with you ____
• did not live with you due to divorce or separation (see page 21) ____
Dependents on 6c not entered above ____
Add numbers on lines above ▶

Income

Attach Forms W-2 and W-2G here. Also attach Form(s) 1099-R if tax was withheld.

If you did not get a W-2, see page 22.

Enclose, but do not attach, any payment. Also, please use **Form 1040-V.**

7	Wages, salaries, tips, etc. Attach Form(s) W-2	7	
8a	**Taxable** interest. Attach Schedule B if required	8a	
b	**Tax-exempt** interest. **Do not** include on line 8a . . . 8b		
9a	Ordinary dividends. Attach Schedule B if required	9a	
b	Qualified dividends (see page 23) . . . 9b		
10	Taxable refunds, credits, or offsets of state and local income taxes (see page 23)	10	
11	Alimony received	11	
12	Business income or (loss). Attach Schedule C or C-EZ	12	
13a	Capital gain or (loss). Attach Schedule D if required. If not required, check here ▶ ☐	13a	
b	If box on 13a is checked, enter post-May 5 capital gain distributions 13b		
14	Other gains or (losses). Attach Form 4797	14	
15a	IRA distributions 15a | b Taxable amount (see page 25)	15b	
16a	Pensions and annuities 16a | b Taxable amount (see page 25)	16b	
17	Rental real estate, royalties, partnerships, S corporations, trusts, etc. Attach Schedule E	17	
18	Farm income or (loss). Attach Schedule F	18	
19	Unemployment compensation	19	
20a	Social security benefits . 20a | b Taxable amount (see page 27)	20b	
21	Other income. List type and amount (see page 27)	21	
22	Add the amounts in the far right column for lines 7 through 21. This is your **total income** ▶	22	

Adjusted Gross Income

23	Educator expenses (see page 29)	23	
24	IRA deduction (see page 29)	24	
25	Student loan interest deduction (see page 31)	25	
26	Tuition and fees deduction (see page 32)	26	
27	Moving expenses. Attach Form 3903	27	
28	One-half of self-employment tax. Attach Schedule SE	28	
29	Self-employed health insurance deduction (see page 33)	29	
30	Self-employed SEP, SIMPLE, and qualified plans	30	
31	Penalty on early withdrawal of savings	31	
32a	Alimony paid b Recipient's SSN ▶	32a	
33	Add lines 23 through 32a	33	
34	Subtract line 33 from line 22. This is your **adjusted gross income** ▶	34	

06

Tax and Credits

Standard Deduction for—
- People who checked any box on line 36a or 36b **or** who can be claimed as a dependent, see page 34.
- All others:

Single or Married filing separately, $4,750

Married filing jointly or Qualifying widow(er), $9,500

Head of household, $7,000

35	Amount from line 34 (adjusted gross income)		35
36a	Check if: ☐ **You** were born before January 2, 1939, ☐ Blind. ☐ **Spouse** was born before January 2, 1939, ☐ Blind. **Total boxes checked** ▶ 36a		
b	If you are married filing separately and your spouse itemizes deductions, or you were a dual-status alien, see page 34 and check here ▶ 36b ☐		
37	**Itemized deductions** (from Schedule A) **or** your **standard deduction** (see left margin)		37
38	Subtract line 37 from line 35		38
39	If line 35 is $104,625 or less, multiply $3,050 by the total number of exemptions claimed on line 6d. If line 35 is over $104,625, see the worksheet on page 35		39
40	**Taxable income.** Subtract line 39 from line 38. If line 39 is more than line 38, enter -0-		40
41	**Tax** (see page 36). Check if any tax is from: **a** ☐ Form(s) 8814 **b** ☐ Form 4972		41
42	**Alternative minimum tax** (see page 38). Attach Form 6251		42
43	Add lines 41 and 42 ▶		43
44	Foreign tax credit. Attach Form 1116 if required	44	
45	Credit for child and dependent care expenses. Attach Form 2441	45	
46	Credit for the elderly or the disabled. Attach Schedule R	46	
47	Education credits. Attach Form 8863	47	
48	Retirement savings contributions credit. Attach Form 8880	48	
49	Child tax credit (see page 40)	49	
50	Adoption credit. Attach Form 8839	50	
51	Credits from: **a** ☐ Form 8396 **b** ☐ Form 8859	51	
52	Other credits. Check applicable box(es): **a** ☐ Form 3800 **b** ☐ Form 8801 **c** ☐ Specify ______	52	
53	Add lines 44 through 52. These are your **total credits**		53
54	Subtract line 53 from line 43. If line 53 is more than line 43, enter -0- ▶		54

Other Taxes

55	Self-employment tax. Attach Schedule SE	55
56	Social security and Medicare tax on tip income not reported to employer. Attach Form 4137	56
57	Tax on qualified plans, including IRAs, and other tax-favored accounts. Attach Form 5329 if required	57
58	Advance earned income credit payments from Form(s) W-2	58
59	Household employment taxes. Attach Schedule H	59
60	Add lines 54 through 59. This is your **total tax** ▶	60

Payments

If you have a qualifying child, attach Schedule EIC.

61	Federal income tax withheld from Forms W-2 and 1099	61	
62	2003 estimated tax payments and amount applied from 2002 return	62	
63	**Earned income credit (EIC)**	63	
64	Excess social security and tier 1 RRTA tax withheld (see page 56)	64	
65	Additional child tax credit. Attach Form 8812	65	
66	Amount paid with request for extension to file (see page 56)	66	
67	Other payments from: **a** ☐ Form 2439 **b** ☐ Form 4136 **c** ☐ Form 8885	67	
68	Add lines 61 through 67. These are your **total payments** ▶		68

Refund

Direct deposit? See page 56 and fill in 70b, 70c, and 70d.

69	If line 68 is more than line 60, subtract line 60 from line 68. This is the amount you **overpaid**		69
70a	Amount of line 69 you want **refunded to you** ▶		70a
▶ b	Routing number ▶ **c** Type: ☐ Checking ☐ Savings		
▶ d	Account number		
71	Amount of line 69 you want **applied to your 2004 estimated tax** ▶	71	

Amount You Owe

72	**Amount you owe.** Subtract line 68 from line 60. For details on how to pay, see page 57 ▶		72
73	Estimated tax penalty (see page 58)	73	

Third Party Designee

Do you want to allow another person to discuss this return with the IRS (see page 58)? ☐ **Yes.** Complete the following. ☐ **No**

Designee's name ▶ Phone no. ▶ ( ) Personal identification number (PIN) ▶

Sign Here

Joint return? See page 20. Keep a copy for your records.

Under penalties of perjury, I declare that I have examined this return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Your signature	Date	Your occupation	Daytime phone number ( )
Spouse's signature. If a joint return, **both** must sign.	Date	Spouse's occupation	

Paid Preparer's Use Only

Preparer's signature	Date	Check if self-employed ☐	Preparer's SSN or PTIN
Firm's name (or yours if self-employed), address, and ZIP code		EIN	
		Phone no. ( )	

07

Form **1040** Department of the Treasury—Internal Revenue Service
U.S. Individual Income Tax Return **2003** (99) IRS Use Only—Do not write or staple in this space.

For the year Jan. 1–Dec. 31, 2003, or other tax year beginning , 2003, ending , 20 OMB No. 1545-0074

Label

(See instructions on page 19.)

Use the IRS label. Otherwise, please print or type.

LABEL HERE

Your first name and initial	Last name	Your social security number
If a joint return, spouse's first name and initial	Last name	Spouse's social security number
Home address (number and street). If you have a P.O. box, see page 19.	Apt. no.	**▲ Important! ▲** You **must** enter your SSN(s) above.
City, town or post office, state, and ZIP code. If you have a foreign address, see page 19.		

Presidential Election Campaign (See page 19.)
Note. Checking "Yes" will not change your tax or reduce your refund.
Do you, or your spouse if filing a joint return, want $3 to go to this fund? ▶ You ☐ Yes ☐ No Spouse ☐ Yes ☐ No

Filing Status

Check only one box.

1 ☐ Single
2 ☐ Married filing jointly (even if only one had income)
3 ☐ Married filing separately. Enter spouse's SSN above and full name here. ▶
4 ☐ Head of household (with qualifying person). (See page 20.) If the qualifying person is a child but not your dependent, enter this child's name here. ▶
5 ☐ Qualifying widow(er) with dependent child. (See page 20.)

Exemptions

6a ☐ **Yourself.** *If your parent (or someone else) can claim you as a dependent on his or her tax return,* **do not** *check box 6a*

b ☐ **Spouse**

c **Dependents:**

(1) First name Last name	(2) Dependent's social security number	(3) Dependent's relationship to you	(4) ✓ if qualifying child for child tax credit (see page 21)
			☐
			☐
			☐
			☐
			☐

If more than five dependents, see page 21.

d Total number of exemptions claimed

No. of boxes checked on 6a and 6b ____
No. of children on 6c who:
• lived with you ____
• did not live with you due to divorce or separation (see page 21) ____
Dependents on 6c not entered above ____
Add numbers on lines above ▶ ☐

Income

Attach Forms W-2 and W-2G here. Also attach Form(s) 1099-R if tax was withheld.

If you did not get a W-2, see page 22.

Enclose, but do not attach, any payment. Also, please use **Form 1040-V.**

Line	Description		Line	Amount
7	Wages, salaries, tips, etc. Attach Form(s) W-2		7	
8a	**Taxable** interest. Attach Schedule B if required		8a	
b	**Tax-exempt** interest. **Do not** include on line 8a	8b		
9a	Ordinary dividends. Attach Schedule B if required		9a	
b	Qualified dividends (see page 23)	9b		
10	Taxable refunds, credits, or offsets of state and local income taxes (see page 23)		10	
11	Alimony received		11	
12	Business income or (loss). Attach Schedule C or C-EZ		12	
13a	Capital gain or (loss). Attach Schedule D if required. If not required, check here ▶ ☐		13a	
b	If box on 13a is checked, enter post-May 5 capital gain distributions	13b		
14	Other gains or (losses). Attach Form 4797		14	
15a	IRA distributions 15a	b Taxable amount (see page 25)	15b	
16a	Pensions and annuities 16a	b Taxable amount (see page 25)	16b	
17	Rental real estate, royalties, partnerships, S corporations, trusts, etc. Attach Schedule E		17	
18	Farm income or (loss). Attach Schedule F		18	
19	Unemployment compensation		19	
20a	Social security benefits 20a	b Taxable amount (see page 27)	20b	
21	Other income. List type and amount (see page 27)		21	
22	Add the amounts in the far right column for lines 7 through 21. This is your **total income** ▶		22	

Adjusted Gross Income

Line	Description	Line	Amount	Line	Amount
23	Educator expenses (see page 29)	23			
24	IRA deduction (see page 29)	24			
25	Student loan interest deduction (see page 31)	25			
26	Tuition and fees deduction (see page 32)	26			
27	Moving expenses. Attach Form 3903	27			
28	One-half of self-employment tax. Attach Schedule SE	28			
29	Self-employed health insurance deduction (see page 33)	29			
30	Self-employed SEP, SIMPLE, and qualified plans	30			
31	Penalty on early withdrawal of savings	31			
32a	Alimony paid b Recipient's SSN ▶	32a			
33	Add lines 23 through 32a			33	
34	Subtract line 33 from line 22. This is your **adjusted gross income** ▶			34	

08

Tax and Credits

Standard Deduction for—
- People who checked any box on line 36a or 36b or who can be claimed as a dependent, see page 34.
- All others:

Single or Married filing separately, $4,750

Married filing jointly or Qualifying widow(er), $9,500

Head of household, $7,000

35	Amount from line 34 (adjusted gross income)		35
36a	Check if: ☐ You were born before January 2, 1939, ☐ Blind. ☐ Spouse was born before January 2, 1939, ☐ Blind. Total boxes checked ▶ 36a		
b	If you are married filing separately and your spouse itemizes deductions, or you were a dual-status alien, see page 34 and check here ▶ 36b ☐		
37	Itemized deductions (from Schedule A) or your standard deduction (see left margin)		37
38	Subtract line 37 from line 35		38
39	If line 35 is $104,625 or less, multiply $3,050 by the total number of exemptions claimed on line 6d. If line 35 is over $104,625, see the worksheet on page 35		39
40	Taxable income. Subtract line 39 from line 38. If line 39 is more than line 38, enter -0-		40
41	Tax (see page 36). Check if any tax is from: a ☐ Form(s) 8814 b ☐ Form 4972		41
42	Alternative minimum tax (see page 38). Attach Form 6251		42
43	Add lines 41 and 42 ▶		43
44	Foreign tax credit. Attach Form 1116 if required	44	
45	Credit for child and dependent care expenses. Attach Form 2441	45	
46	Credit for the elderly or the disabled. Attach Schedule R	46	
47	Education credits. Attach Form 8863	47	
48	Retirement savings contributions credit. Attach Form 8880	48	
49	Child tax credit (see page 40)	49	
50	Adoption credit. Attach Form 8839	50	
51	Credits from: a ☐ Form 8396 b ☐ Form 8859	51	
52	Other credits. Check applicable box(es): a ☐ Form 3800 b ☐ Form 8801 c ☐ Specify ______	52	
53	Add lines 44 through 52. These are your total credits		53
54	Subtract line 53 from line 43. If line 53 is more than line 43, enter -0- ▶		54

Other Taxes

55	Self-employment tax. Attach Schedule SE	55
56	Social security and Medicare tax on tip income not reported to employer. Attach Form 4137	56
57	Tax on qualified plans, including IRAs, and other tax-favored accounts. Attach Form 5329 if required	57
58	Advance earned income credit payments from Form(s) W-2	58
59	Household employment taxes. Attach Schedule H	59
60	Add lines 54 through 59. This is your total tax ▶	60

Payments

If you have a qualifying child, attach Schedule EIC.

61	Federal income tax withheld from Forms W-2 and 1099	61	
62	2003 estimated tax payments and amount applied from 2002 return	62	
63	Earned income credit (EIC)	63	
64	Excess social security and tier 1 RRTA tax withheld (see page 56)	64	
65	Additional child tax credit. Attach Form 8812	65	
66	Amount paid with request for extension to file (see page 56)	66	
67	Other payments from: a ☐ Form 2439 b ☐ Form 4136 c ☐ Form 8885	67	
68	Add lines 61 through 67. These are your total payments ▶		68

Refund

Direct deposit? See page 56 and fill in 70b, 70c, and 70d.

69	If line 68 is more than line 60, subtract line 60 from line 68. This is the amount you overpaid		69
70a	Amount of line 69 you want refunded to you ▶		70a
▶ b	Routing number ▶ c Type: ☐ Checking ☐ Savings		
▶ d	Account number		
71	Amount of line 69 you want applied to your 2004 estimated tax ▶	71	

Amount You Owe

72	Amount you owe. Subtract line 68 from line 60. For details on how to pay, see page 57 ▶		72
73	Estimated tax penalty (see page 58)	73	

Third Party Designee

Do you want to allow another person to discuss this return with the IRS (see page 58)? ☐ Yes. Complete the following. ☐ No

Designee's name ▶ Phone no. ▶ ( ) Personal identification number (PIN) ▶

Sign Here

Joint return? See page 20. Keep a copy for your records.

Under penalties of perjury, I declare that I have examined this return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Your signature	Date	Your occupation	Daytime phone number ( )
Spouse's signature. If a joint return, both must sign.	Date	Spouse's occupation	

Paid Preparer's Use Only

Preparer's signature ▶	Date	Check if self-employed ☐	Preparer's SSN or PTIN
Firm's name (or yours if self-employed), address, and ZIP code ▶		EIN	
		Phone no.	( )

09

Page one (01) of three (03) Pages
exhibit ONE (01)

Organizing your financial paperwork pays off at tax time

PAID
J. J. CRAPO. pro se

By Mary Mulkerin Donius

GLOBE CORRESPONDENT

When you get right down to it, there are two types of people in this world — those who are organized, and those who are not. But ...

Organized taxpayers think about tax time all year long. They know what's needed to efficiently ...

[illegible]

... paperwork" these days, she said, since she plans to sell her business and move out of state.

"I began the year with the best intentions," said Evans, who admits to owning seven personal organizers. "I tried the shoebox, the big envelopes ..."

She was about halfway through the year, she said, before her filing efforts got the best of her.

"There were too many things going on and I started putting things into these great big piles and left them to sort out later. ..."

[illegible]

BOSTON GLOBE, Thursday 15 APRIL 2004



PAID

GLOBE STAFF PHOTO/SUZANNE KREITER

Tracy Evans of Brookline is chronically late sending out her taxes. Her financial papers are spread out on her living room floor.

JJC/jjc

page two (02) OF three (03) pag
Exhibit One (01)

#10

JOHN J. CRAPO, PRO SE, Non LWYR

#11 Boston Globe April 15 2004 Page three (03) Exhibit three (03) 01

PAID

Start now: File or trash it

John J. CRAPO PRO SE, AA, ABE

Start Early. Probably the last thing you want to do right now is start planning for next year's tax return, but a little organization now will spare you time and frustration next spring.

Know Thyself. Some people are organized, some are not. If you fall squarely into the latter group, face the fact that you're organizationally challenged. Then figure out what you need and find a method of keeping track of it that will work for even you.

If you don't need it, don't keep it. Saving non-business-expense stuff — each and every restaurant receipt, for example, or the monthly bills from your personal cellphone — isn't going to yield anything but swollen files and more paper to wade through at tax time.

Box it in. A complicated filing system just may not be for you. But anyone can grab just one box or bin, write "TAXES 2004" in black marker, and toss everything tax-related in it.

Delegate. If someone does the tax-return paperwork for you, ask them early on for suggestions about starting and maintaining good records. No one wants you to succeed more than your accountant.

Practice makes perfect. After a year or two of getting it right, tax preparation becomes a breeze for even the most frazzled IRS victim. So slog through this year and look forward to those peaceful springtimes to come.

JJC/jjc

MARY MULKERIN DONIUS

peace of mind next spring. It's about taking away the scramble."

She suggests developing a relationship with the person who prepares your taxes. Ask him or her which papers to save and which to discard. "Make this person a part of your team," she says.

Another team member can be your investment advisor, if you have one. If you have money invested, your advisor can work with you or your accountant, depending on who's preparing the return, to report capital gains and losses. You also might consider hiring an organizer or bookkeeper to help set up your filing system.

Your best friend during tax time is probably your accountant. No one knows better what you need for filing your best return, and no one (besides you) wants more for the process to run smoothly.

Tim Barry, senior tax manager for Needel, Welch & Stone in Rockland, recommends using last year's return as a launching pad. All the lines on the form that show deductions — whether real estate, auto excise, or itemized — are the basis for your checklist. That checklist should tell you exactly the way you need to save over the next 12 months.

"The biggest thing we find is that lots of clients don't have documentation," he said. "Too many people wait until March 15th and realize that they just haven't saved the paperwork."

Accountants usually provide clients with organizational guides to help with the tax-preparation process. But don't make the mistake of thinking that if you've hired an accountant, you're freed from organizing your tax materials. No accountant, Barry said, can prepare a return without the necessary information.

"It's always better to have too much information than not enough," he said.

But Robin Blank of Chaos Consulting in Boston says that it's a good idea to toss things out that won't be relevant at tax time — provided you know what that includes. Saving a year's worth of phone bills detailing your personal calls, for example, takes up space and creates clutter.

Instead of having lots of small files, she recommends filing papers according to where you're going to need them next. "It doesn't matter where the papers came from, but where they're going," she said. So if you get a receipt for a charitable contribution that you're going to deduct at tax time, put it in your tax folder, not in a donations folder.

She suggests designating at least one box or bin for your 2004 taxes. "As the year goes along, you can slip everything you're going to need in there," she said.

Many people will take that idea a step further, and create separate files for home and business expenses. Depending on how organized you like to be, you might devise categories for such specifics as capital improvements, pay stubs, and mortgage payments.

No matter how you set up your system, she said, it's not necessary to clutter your home with paperwork. Primary work space, such as a desk in your home office, should be designated for regular tasks, such as monthly bill-paying. Documents that you're accumulating throughout the year should be handy, too. While you should have the previous two years of tax returns at hands, the backup paperwork that goes with them shouldn't take up "primary real estate," she said.

"You don't have to put those files in a prominent place," she said. "They should be available, but not necessarily immediate."

Stashing everything in a carton in the attic or garage is fine, so long as you'll be able to retrieve it. And clear labeling, she said, is key to making any system work.

Blank says there are little ways to minimize paper accumulation over the course of a year. For people who charge lots of deductible items on credit cards, for example, she recommends getting a card that provides a year-end summary statement. That way, you don't have to sift through 12 bills come tax time.

Tax preparation often seems overwhelming, but the rewards of paying the government only what you're required to pay make it worthwhile.

"You can train yourself to do these things," Robertson said. "There's hope for everyone."

#12

PAID

J&T Mobil
273 East Berkeley
Boston, MA 02118

John J. CRAPO
PRO SE

Daily Globe	0.50
Daily Herald	0.50
Items: 2 Subtotal	1.00
Sales Tax	0.00
TOTAL	$1.00
Cash	1.00
CHANGE DUE	0.00

754177e16s1310t2 04/15/04 07:47:50

THANK YOU FOR CHOOSING MOBIL

JJC/ijc

MR JOHN J. CRAPO, PRO SE,
AA, ABE, Homeless Person
NON LWYR, ET CETERA
444 HARRISON AVE
BOSTON MA 02118-2404
VIA Certified mail #
7003 3110 0005
8843 2456
Return Receipt Requested
Re: MY USA SSA Number
004 34 8050

The Commonwealth of Massachusetts, Executive Office of Administration and Finance
Department of Revenue Commissioner
ATTN Please Department
Honourable MR ALAN L LEBOVIDGE, LLM, ESQUIRE
51 Sleeper Street
Boston MA

Dear Commissioner
Please consider this my tax return for 31st Calendar Tax Year Jan 01 - December Year 2003 to cooperate with your Department more recall to your attention the enclosed article organizing your financial paper work... pays off at tax time..
I Welcome your comments at the above address

Sincerely

John Jennings Crabo, pro se

John J. CRAPO, pro se

Encl one (01) three pp written one (01) side reverse side Blanck

JJC/ijc

#14

THE BOSTON GLOBE THURSDAY, APRIL 15, 2004

John J. CRAPO PRO SE JJC/jjc

Organizing your financial paperwork pays off at tax time

Page one (01) of three (03) Pages
exhibit ONE (01)

PAID
John J. CRAPO

John J. CRAPO, PRO SE, AA, ABE, NON LLB, NON

By Mary Mulkerin Donius
GLOBE CORRESPONDENT

When you get right down to it, there are two types of people in this world — those who are organized, and those who are not. But both have to pay taxes. By today.

Organized taxpayers think about tax time all year long. They know what's needed to efficiently and thoroughly prepare a return, and they maintain the optimum filing system for keeping track of it all.

Disorganized taxpayers accidentally throw the 1099 form away with the supermarket flyer, or they let the kids turn the filing box that they meant to designate for major expenditures into a social studies diorama. They're the ones who start tearing their hair out in mid-March. Tonight, they'll crowd post offices at 11:55 p.m.

Obviously, it's too late to fix what went wrong this tax season. But specialists say that tax time doesn't have to be an annual nightmare for people who struggle to organize their paperwork. The key is familiarizing yourself with just what you need, and finding a way to keep track of it that suits your personal style.

Someone should have mentioned this to Tracy Evans of Brookline.

"I'm sitting on the floor with not one but two years' worth of taxes," said the 42-year-old owner of The Pride of Greater Boston, a direct-mail firm. "Just piles and piles of stuff." Evans is mired in paperwork" these days, she said, since she plans to sell her business and move out of state.

"I began the year with the best intentions," said Evans, who admits to owning seven personal organizers. "I tried the shoebox, the big envelope, Quickbooks."

She was about halfway through the year, she said, before her filing efforts got the best of her.

"There were too many things going on, and I started putting things into these great big piles and left them to sort out later. Then everything just got all mixed up."

Standolyn Robertson, president of Things in Place in Wayland, tells clients that it's OK to have an imperfect filing system, as long as you know what type of organizer you are. Some people stack their papers in big piles and sift through them later. Others do their filing up front. Either method can work.

"Know yourself," she said. "Then keep your system simple, and always follow through."

There is a wide array of tools available for helping people organize their finances. Whether you choose a software program that helps you keep track of your money electronically, or you prefer a three-ring binder or an accordion folder, you can create and maintain a system that will work for you.

"Your goal is not to be perfect," she said. "Your goal is to have

BOSTON GLOBE, Thursday 15 APRIL 2004

page two (02) OF three (03) pag
Exhibit One (01)
#15
JOHN J. CRAPO, Pro[illegible], Non LWYR

GLOBE STAFF PHOTO/SUZANNE KREITER

Tracy Evans of Brookline is chronically late sending out her taxes. Her financial papers are spread out on her living room floor.

JJC/jjc

#16

Form **1040** Department of the Treasury—Internal Revenue Service
U.S. Individual Income Tax Return 2003 (99) IRS Use Only—Do not write or staple in this space.

For the year Jan. 1–Dec. 31, 2003, or other tax year beginning Jan 01, 2003, ending Dec 31, 2003 OMB No. 1545-0074

Label

(See instructions on page 19.)

Use the IRS label. Otherwise, please print or type.

Your first name and initial: JOHN JENNINGS	Last name: CRAPO	Your social security number: 004 34 8050
If a joint return, spouse's first name and initial: NA	Last name: NA	Spouse's social security number: Not applicable ("NA")
Home address (number and street). If you have a P.O. box, see page 19.: 444 HARRISON AVE	Apt. no.	▲ Important! ▲
City, town or post office, state, and ZIP code. If you have a foreign address, see page 19.: Boston MA 02118-2404		

PAID

Presidential Election Campaign (See page 19.) ▶ Note. Checking "Yes" will not change your tax or reduce your refund. Do you, or your spouse if filing a joint return, want $3 to go to this fund? ▶ You ☐ Yes ☐ No Spouse ☐ Yes ☑ No

Filing Status

Check only one box.

Exemptions

6a ☐ Yourself. If your parent (or someone else) can claim you as a dependent on his or her tax return, do not check box 6a

b ☐ Spouse

c Dependents:

If more than five dependents, see page 21.

Income

Attach Forms W-2 and W-2G here. Also attach Form(s) 1099-R if tax was withheld.

If you did not get a W-2, see page 22.

Enclose, but do not attach, any payment. Also, please use **Form 1040-V.**

22 Add the amounts in the far right column for lines 7 through 21. This is your total income ▶ 22

Adjusted Gross Income

23 Educator expenses (see page 29) 23

24 IRA deduction (see page 29) 24

25 Student loan interest deduction (see page 31) 25

26 Tuition and fees deduction (see page 32) 26

27 Moving expenses. Attach Form 3903 27

28 One-half of self-employment tax. Attach Schedule SE 28

29 Self-employed health insurance deduction (see page 33) 29

30 Self-employed SEP, SIMPLE, and qualified plans 30

31 Penalty on early withdrawal of savings 31

32a Alimony paid b Recipient's SSN ▶ 32a

33 Add lines 23 through 32a 33

34 Subtract line 33 from line 22. This is your adjusted gross income ▶ 34

#17 Boston Globe april 15 2004 Page three (03) of three (03) Exhibit ONE/01

PAID John J. Crapo

Start now: Fil[...] or trash it

John J. CRAPO PRO SE, AA, ABE

Start Early. Probably the last [...] you want to do right now is start planning for next year's tax return, but a little organization now will spare you time and frustration next spring.

Know Thyself. Some people are organized, some are not. If you fall squarely into the latter group, face the fact that you're organizationally challenged. Then figure out what you need and find a method of keeping track of it that will work for even you.

If you don't need it, don't keep it. Saving non-business-expense stuff — each and every restaurant receipt, for example, or the monthly bills from your personal cellphone — isn't going to yield anything but swollen files and more paper to wade through at tax time.

Box it in. A complicated filing system just may not be for you. But anyone can grab just one box or bin, write "TAXES 2004" in black marker, and toss everything tax-related in it.

Delegate. If someone does the tax-return paperwork for you, ask them early on for suggestions about starting and maintaining good records. No one wants you to succeed more than your accountant.

Practice makes perfect. After a year or two of getting it right, tax preparation becomes a breeze for even the most frazzled IRS victim. So slog through this year and look forward to those peaceful springtimes to come.

JJC/jjc

MARY MULKERIN DONIUS

peace of mind next spring. It's about taking away the scramble."

She suggests developing a relationship with the person who prepares your taxes. Ask him or her which papers to save and which to discard. "Make this person a part of your team," she says.

Another team member can be your investment advisor, if you have one. If you have money invested, your advisor can work with you or your accountant, depending on who's preparing the return, to report capital gains and losses. You also might consider hiring an organizer or bookkeeper to help set up your filing system.

Your best friend during tax time is probably your accountant. No one knows better what you need for filing your best return, and no one (besides you) wants more for the process to run smoothly.

Tim Barry, senior tax manager for Needel, Welch & Stone in Rockland, recommends using last year's return as a launching pad. All the lines on the form that show deductions — whether real estate, auto excise, or itemized — are the basis for your checklist. That checklist should tell you exactly the way you need to save over the next 12 months.

"The biggest thing we find is that lots of clients don't have documentation," he said. "Too many people wait until March 15th and realize that they just haven't saved the paperwork."

Accountants usually provide clients with organizational guides to help with the tax-preparation process. But don't make the mistake of thinking that if you've hired an accountant, you're freed from organizing your tax materials. No accountant, Barry said, can prepare a return without the necessary information.

"It's always better to have too much information than not enough," he said.

But Robin Blank of Chaos Consulting in Boston says that it's a good idea to toss things out that won't be relevant at tax time — provided you know what that includes. Saving a year's worth of phone bills detailing your personal calls, for example, takes up space and creates clutter.

Instead of having lots of small files, she recommends filing papers according to where you're going to need them next. "It doesn't matter where the papers came from, but where they're going," she said. So if you get a receipt for a charitable contribution that you're going to deduct at tax time, put it in your tax folder, not in a donations folder.

She suggests designating at least one box or bin for your 2004 taxes. "As the year goes along, you can slip everything you're going to need in there," she said.

Many people will take that idea a step further, and create separate files for home and business expenses. Depending on how organized you like to be, you might devise categories for such specifics as capital improvements, pay stubs, and mortgage payments.

No matter how you set up your system, she said, it's not necessary to clutter your home with paperwork. Primary work space, such as a desk in your home office, should be designated for regular tasks, such as monthly bill-paying. Documents that you're accumulating throughout the year should be handy, too. While you should have the previous two years of tax returns at hands, the backup paperwork that goes with them shouldn't take up "primary real estate," she said.

"You don't have to put those files in a prominent place," she said. "They should be available, but not necessarily immediate."

Stashing everything in a carton in the attic or garage is fine, so long as you'll be able to retrieve it. And clear labeling, she said, is key to making any system work.

Blank says there are little ways to minimize paper accumulation over the course of a year. For people who charge lots of deductible items on credit cards, for example, she recommends getting a card that provides a year-end summary statement. That way, you don't have to sift through 12 bills come tax time.

Tax preparation often seems overwhelming, but the rewards of paying the government only what you're required to pay make it worthwhile.

"You can train yourself to do these things," Robertson said. "There's hope for everyone."

#18

RECEIVED

2004 MAY [illegible] A PAID

John J. CRAPO

AND IV

J&T Mobil
273 East Berkeley
Boston, MA 02118

John J. CRAPO
PRO SE

Daily Globe	0.50
Daily Herald	0.50
Items: 2 Subtotal	1.00
Sales Tax	0.00
TOTAL	$1.00
Cash	1.00
CHANGE DUE	0.00

754177e16s1310t2 04/15/04 07:47:50

THANK YOU FOR CHOOSING MOBIL

JJC/jjc

Mr John J. CRAPO, PRO SE
AA, ABE, ~~Non~~ Homeless
Person, Non LWYR
444 Harrison Avenue
Boston MA 02118-2404
April 15 2004
Via Certified mail
#7002 3150 0000
9283 4714
Return Rcpt Requested

The U.S. Department of the Treasury
US Internal Revenue Service attention Hon
Hon District Director, US Internal Revenue Service
310 Lowell St
~~At~~ ANDOVER MA 01810-0002
Re: My USA SS# [redacted]

Dear Gentlemen and Ladies
I call to your attention enclosed page one (01) my US individual income tax Return for Jan 01 - Dec 31 2003, page one (01) copy enclosed AND art. Boston Globe today organizing your Financial pakes work purpose at tax time. ... Three (03) pages -

Sincerely

John Jennings Crapo Pro Se

John J. CRAPO, Pro Se, AA ABE

Encl: Four (04) pp
printed one (01) side reverse side Blanck
JJC/jjc

#19

Internal Revenue Service
Andover, MA 05501

Official Business
Penalty for Private Use, $300


Internal Revenue Service
Andover, MA 05501

JOHN JENNINGS CRAPO
PINE ST INN HOMELESS MENS SHELTER
444 HARRISON AVE APT 22
BOSTON, MA 02118-2404 440



JUN 15'04
MA
PENALTY FOR PRIVATE USE $300
PB METER 7249940
1.06
U.S. POSTAGE

20



YOUR RECEIPT
THANK YOU
COME AGAIN
John J. CRAPO
Pro Se
REG 06-18-2004 13:09
JJC/jjc 000220
NEWSPAPER $0.75
TOTAL $0.75
CASH $0.75
CHANGE $0.00
****
* ALEWIFE NEWS INC. *
* TEL. (617) 868-8688 *
****

PAID

PAID

7-ELEVEN
8 PARK PLAZA
BOSTON MA 021163952
6177202171
STORE#: 32480
TRY OUR NEW ISLAND SORBET
ONLY AT 7-ELEVEN

PAID

John J. CRAPO.

1	PprCoffe16z/473ml	1.19T
1	BESmkdTry&JckChsw/Ma	2.99B
1	Fruit Cup 9 oz	1.99F
1	Boston Herald Sunday	2.00

PRO SE

SUBTOTAL	8.17
Meals Tax ON 4.18	0.21
TOTAL DUE	8.38
CASH	**10.00**
CHANGE	1.62

JJC/jjc

THANK YOU
**** **REPRINT** ****
T#01 OP08 TRN0787 04/06/27 09:21 am

21

JOHN J. CRAPO, pro se

JJC/jjc


ARUNDEL STREET
ARGYLE STREET
CARISBROOKE STREET
YORK STREET
BALMORAL STREET
BURNHAM ROAD
SHAWSHEEN RIVER
NORTH MAIN STREET
PAID
53

22

MORTGAGE INSPECTION PLOT PLAN
NORTHERN ASSOCIATES, INC.

630 TURNPIKE STREET NORTH ANDOVER MA (508)975-7117

MORTGAGOR: G. SCOTT HANLEY & SUSAN COLLINS-HANLEY
LOCATION: 273 N. MAIN STREET
CITY, STATE: ANDOVER . MA
DATE: 3 / 18 / 93

DEED REF. 2393 / 320
PLAN REF.
SCALE: 1 = 40'
JOB #: 93/ 1176



N
SHAWSHEEN RIVER
160.00' ±
PAID
J.J. CRAPO
Non Surveyor
LOT 14
224.00' ±
SHED
173.00' ±
35'
1 1/2 STORY
WOOD
57'
142.00'
N. MAIN STREET

CERTIFIED TO: BANCBOSTON MORTGAGE CORP.



NOTE: This mortgage inspection was prepared specifically for mortgage purposes and is not to be relied upon as a survey. Northern Associates, Inc. accepts no responsibility for damages resulting from said reliance by anyone other than the said mortgagee and its assigns in connection with its proposed mortgage financing to said mortgagor.

This mortgage inspection was prepared in accordance with the Technical Standards for Mortgage Loan Inspections as adopted by the Massachusetts Association of Land Surveyors and Civil Engineers, Inc.

COMMONWEALTH OF MASSACHUSETTS
RONALD NATOLI
No. 30760
REGISTERED LAND SURVEYOR

19 Mar 93

I FURTHER STATE THAT IN MY PROFESSIONAL OPINION the principle structure/s and accessory buildings,

CONFORM

with the setback requirements of the local zoning ordinances, and that there are no encroachments of major improvements either way across property lines except as shown. PANEL# 250076 0002 B
DATE: 6-5-89 Zone X

ALSO:
☐ 1. Property is not in a Flood Hazard Area.
☒ 2. Property is in a Flood Hazard Area.
☐ 3. Information is insufficient to determine Flood Hazard. Flood Hazard determined from latest Federal Flood Insurance Rate Map Panel.

23

BK2393

320

Dorothy M. Piercy,

of Andover, Essex County, Massachusetts

, for the full consideration of ONE HUNDRED AND EIGHTY ONE THOUSAND

($181,000.00) Dollars paid,

grant to G. Scott Hanley and Susan Collins-Hanley, husband and wife as tenants by the entirety

of 273 N. Main St, Andover.

with quitclaim covenants the land in

The land with buildings thereon, situated in that part of said Andover known as Shawsheen Village, and shown as lot numbered fourteen (14) on a "Plan of Land on North Main Street in Shawsheen Village, Andover, Massachusetts", owned by Phillips Corporation, dated April, 1925, recorded with the Essex North District Registry of Deeds, and bounded and described as follows:

WESTERLY by Main Street, one hundred forty-two (142) feet;

NORTHERLY by lot numbered thirteen (13) about two hundred twenty-four (224) feet;

EASTERLY by Shawsheen River as shown on said plan; and

SOUTHERLY by lot numbered fifteen (15), about one hundred seventy-three (173) feet.

Containing about twenty nine thousand two hundred and fifty (29,250) square feet, according to said plan.

Said premises are conveyed subject to an easement to the Town of Andover for a sewer now running across said premises, as shown on said lan. Also, insofar as same may still be in force and applicable, together with and subject to a right of way across said premises, as shown on said plan, which right of way is for the benefit of said lots eleven (11), twelve (12), thirteen (13), fourteen (14), and fifteen (15) and is to be used in common by the grantees, their heirs and assigns, and the owners of lots eleven (11), twelve (12), thirteen (13), and fifteen (15), their heirs, successors and assigns.

Being the same premises conveyed to William G. Piercy and Dorothy M. Piercy, husband and wife, as joint tenants, by deed of William J. Beaulieu et ux dated November 6, 1971, and recorded in North Essex Registry of Deeds, Book 1183, Page 196. The said William G. Piercy died at Andover on October 29, 1982. See Mass. Inheritance Tax Lien recorded in said Registry, Book 1932, Page 129.

Executed as a sealed instrument this 29 day of December 1986

Dorothy M. Piercy
Dorothy M. Piercy

PAID

The Commonwealth of Massachusetts

Essex, ss. December 29 1986

Then personally appeared the above named Dorothy M. Piercy

and acknowledged the foregoing instrument to be her free act and deed,

before me, Robert H. Minasian, Notary Public

My commission expires Dec. 3, 1993

COMMONWEALTH OF MASSACHUSETTS 1986 DEC 30 412.88

Recorded Dec. 30, 1986 at 9:2AM #44159

Property Address: 273 North Main St., Andover, Mass.
Grantee(s) Address:

Grantee's Address: #273 North Main Street, Andover, Massachusetts

24

FROM THE OFFICE OF:
RE/MAX Preferred
451 Andover Street
North Andover, MA 01845

STANDARD FORM PURCHASE AND SALE AGREEMENT

1. PARTIES

This Agreement prepared this 17th day of November, 1993. Time is of the essence.

Scott Hanley and Susan C. Hanley
273 North Main Street, Andover, MA 01810

hereinafter called the SELLER, agrees to SELL and

John Kennedy and Christine Kennedy
444 Washington Street, Suite 206, Woburn, MA 01801

PAID

2. DESCRIPTION

hereinafter called the BUYER or PURCHASER, agrees to BUY, upon the terms hereinafter set forth, the following described premises: A single family dwelling consisting of 7 rooms, which is situated on approximately 29,700 square feet and all land and buildings thereon, known as 273 North Main Street, Andover, MA 01810, and further described at the Essex North Registry of Deeds Book 2393, Page 320.

3. BUILDINGS, STRUCTURES, IMPROVEMENTS, FIXTURES

Included in the sale as a part of said premises are the buildings, structures and improvements now thereon, and the fixtures belonging to the SELLER and used in connection therewith including, if any, all venetian blinds, window shades, screens, screen doors, storm windows and doors, awnings, shutters, furnaces, heaters, heating equipment, stoves, ranges, oil and gas burners and fixtures appurtenant thereto, hot water heaters, plumbing and bathroom fixtures, electric and other lighting fixtures, mantels, outside television antennas, fences, gates, trees, shrubs, plants, and if built in, air conditioning equipment, ventilators, garbage disposers, dishwashers, and

but excluding refrigerator.

4. TITLE DEED

Said premises are to be conveyed by a good and sufficient quitclaim deed running to the BUYER or the nominee designated by the BUYER by written notice to the SELLER at least seven days before the deed is to be delivered as herein provided, and said deed shall convey a good and clear record and marketable title thereto, free from encumbrances, except

(a) Provisions of existing building and zoning laws;
(b) Existing rights and obligations in party walls which are not the subject of written agreement
(c) Such taxes for the then current year as are not due and payable on the date of the delivery of such deed
(d) Any liens for municipal betterments assessed after the date of this agreement
(e) Subject to easements and restrictions of record which do not substantially affect the use of the property as a single family residence
(f)

5. PLANS

If said deed refers to a plan necessary to be recorded therewith the SELLER shall deed in form adequate for recording or registration.

6. REGISTERED TITLE

In addition to the foregoing, if the title to said premises is registered, said deed shall be in form sufficient to entitle the BUYER to a Certificate of Title of said premises, and the SELLER shall deliver with said deed all instruments, if any, necessary to enable the BUYER to obtain such Certificate of Title.

7. PURCHASE PRICE

The agreed purchase price for said premises is ONE HUNDRED NINETY-EIGHT THOUSAND DOLLARS

$ 198,000.00 ....dollars, of which

$ 11,000.00 have been paid as a deposit this day and

$ 187,000.00 are to be paid at the time of delivery of the deed in cash, treasurer's or bank check or Attorney's Trust Check

$

$ 198,000.00 Total

BUYERS INITIAL SELLERS INITIAL

27

32. Seller's Obligations. Without limiting any other provisions of this Agreement, Buyer's obligations hereunder are contingent upon the following:

(a) Delivery at the time of closing of an affidavit and indemnity agreement of Seller, in a form required by the title insurance company of Buyer's choice, to enable said title insurance company to issue a title insurance policy on the Premises without exception for: (1) rights or claims for parties in possession not shown by public records, (2) lien or right to lien for services labor or materials furnished to the Premises and not shown by public records; and

(b) At the time of delivery of the Deed hereunder, Seller's execution and delivery of (i) all documents reasonably required by Buyer's mortgagee for the purposes of title insurance, private mortgage insurance, and the secondary mortgage market, and (ii) in a form and substance reasonably satisfactory to the Buyer's mortgagee, a certificate pursuant to Section 1445 of the Internal Revenue Code and Form 1099S pursuant to the Internal Revenue Code.

33. Right of Access. Buyer shall have the right of access to the Premises and the improvements thereon at all reasonable times upon reasonable notice from the date hereof until the delivery of the deed hereunder for the purposes of inspecting or showing the same to prospective lenders and taking measurements.

34. UFFI. Seller warrants and represents that the Premises contain no urea formaldehyde foam insulation ("UFFI"). This warranty and representation shall survive the delivery of the deed hereunder. Seller agrees to execute at the time of delivery of the deed, a urea formaldehyde foam insulation certificate, in a form satisfactory to Buyer, and in compliance with Massachusetts General Laws, Chapter 167, Section 47 and Chapter 255, Section 12I stating that there is no UFFI on the Premises.

35. Failure to Perfect Title or Deliver Premises. If at the expiration of the extended time the Seller shall have failed so to remove any defects in title, deliver possession, or make the premises conform, as the case may be, all as herein agreed, or if at anytime during the period of this Agreement or any extension thereof, the holder of a mortgage on said premises shall refuse to permit the insurance proceeds, if any, to be used for such purposes, then any payments made under this Agreement shall be forthwith refunded and all other obligations of the parties hereto shall cease and this Agreement shall be void without recourse to the parties hereto.

BUYERS INITIAL	SELLERS INITIAL

28

29. Title. Without limitation of any other provision in this Agreement, the premises shall not be considered to be in compliance with the provisions of this Agreement with respect to title unless:

(a) All structures and improvements on the premises, including any driveway(s), garage(s), septic systems and wells and all means of access to the premises shall be wholly within the boundary lines of the premises and shall not encroach on, upon or under the property of any other person or entity;

(b) No building, structure or improvement, including any driveway(s), garages, septic systems and wells or property of any kind belonging to any other person or entity shall encroach upon or under the premises;

(c) Title to the premises is insurable, for the benefit of Buyer, by a title insurance company in a fee owner's policy of title insurance, at normal premium rates, on the American Land Title Association form currently in use, subject only to those printed exceptions to title normally included in the "jacket" to such form or policy, the standard so-called "Schedule B" exceptions, and exceptions permitted under Paragraph 4 above; and

(d) The premises have vehicular and pedestrian access to a public way, duly laid out or accepted as such by the town or city in which the premises are located.

(e) There are no restrictions, easements, agreements, or other matters affecting the premises which materially interfere with the current use and enjoyment of the premises as a residential dwelling.

30. Conveyancing Standards. Any matter of practice arising under or relating to this Agreement which is the subject of a title standard or a practice standard of the Massachusetts Conveyancers Association at the time for delivery of the deed shall be governed by such title standard or practice standard to the extent applicable.

31. Compliance with Law. There have been no notices of violation of any zoning, building, health, safety or sanitary law, code, rule or regulation of which Seller is aware issued with respect to the premises, nor is there any pending or threatened litigation or other proceedings involving the premises.

BUYERS INITIAL	SELLERS INITIAL

29

ADDENDUM TO PURCHASE AND SALE AGREEMENT

DATE: November , 1993

SELLER: Scott Hanley and Susan C. Hanley

BUYER: John Kennedy and Christine Kennedy

PREMISES: 273 North Main Street, Andover, Massachusetts 01810

Buyer and Seller agree to the following terms in addition to those set forth in the printed portion of this Purchase and Sale Agreement. In the event of any conflict between this Rider and the printed portion, as modified, of this Agreement, the provisions of this Rider shall control.

28. Notice. Any and all notices or other communications required or permitted by this Agreement to be served on or given to one party by the other shall be in writing and shall be deemed duly served and given when delivered to the party to whom it is directed or such party's attorney, or in lieu of such service, one (1) day after deposit with a recognized express courier service or in the United States Postal Service, Express Mail, or two (2) days after deposit in the United States mail, first-class, certified, postage prepaid, return receipt requested, addressed to such party or its counsel at the following addresses:

If to Seller:
Scott Hanley and Susan C. Hanley
273 North Main Street
Andover, MA 01810

with a copy to Seller's attorney:

Attorney Louis Gambardella
60 Pleasant Street
Woburn, MA 01801

If to Buyer:
John Kennedy and Christine Kennedy
444 Washington Street, Suite 206
Woburn, MA 01801

with a copy to Buyer's attorney:

Morris, Rossi & Hayes
32 Chestnut Street
Andover, MA 01810

BUYERS INITIAL

SELLERS INITIAL

30

VI. ADDITIONAL INFORMATION


PAID

VII. EXPLANATORY MATERIAL

The following clauses are provided for descriptive purposes only. For detailed information, consult the Massachusetts Department of Public Health, the Massachusetts Department of Environmental Quality Engineering, or other appropriate agency, or your attorney.

A. Flood Hazard Insurance Disclosure Clause (Question 11)
The lender may require Flood Hazard Insurance as a condition of the mortgage loan, if the lender determines that the premises is in a flood hazard zone.

B. Chlordane Disclosure Clause (Question 47)
Pesticide products containing chlordane were banned in Massachusetts on June 11, 1985, following a determination by the Department of Food and Agriculture that the use of chlordane may cause unreasonable adverse effects on the environment including a risk of cancer. Although existing data does not conclusively prove that significant health effects have occurred as a direct result of chlordane use, the long-term potential health risks are such that it is prudent public health policy, according to the Department, to eliminate the further introduction of chlordane into the environment.

C. Urea-Formaldehyde Foam Insulation Disclosure Clause (Question 49)
The buyer acknowledges that he has been advised that Urea Formaldehyde Foam Insulation (UFFI) has been declared by the Massachusetts Department of Public Health (DPH) to be a banned hazardous substance and that new installation is prohibited. Where UFFI was previously installed, the seller is required to advise the buyer (1) where such UFFI is located and, if known, when it was installed; (2) a copy of test results concerning the air level of formaldehyde; and (3) a copy of information from the DPH concerning UFFI and formaldehyde levels. Under certain circumstances the cost of removal may be reimbursed. Exposure to hazardous levels of formaldehyde may cause personal injuries, including headaches, nausea or cancer. The buyer acknowledges that he has been advised to consult the DPH or his attorney for further information.

D. Asbestos Disclosure Clause (Question 51)
The United States Consumer Product Safety Commission has maintained that asbestos materials are hazardous if they release separate fibers which can be inhaled. Asbestos is a common insulation material on heating pipes, boilers, and furnaces. It may also be present in certain types of floor and ceiling materials, shingles, plaster products, cements and other building materials. The buyer may have the property professionally inspected for the presence of asbestos and if repair or removal of asbestos is desired, proper safety guidelines must be observed.

E. Lead Paint Disclosure Clause (Question 52)
Whenever a child under six years of age resides in any residential premises in which any paint, plaster or other accessible material contains dangerous levels of lead, the owner is required by law, to remove said paint, plaster or cover with appropriate materials so as to make it inaccessible to a child under six years of age. Consumption of lead is poisonous and may cause serious personal injury. Whenever such residential premises containing dangerous levels of lead undergoes a change of ownership, as a result, a child under six years of age will become a resident, the new owner is required by law to remove said paint, plaster or cover with appropriate materials so as to make it inaccessible to such child.

F. Hazardous Materials Disclosure Clause (Questions 18b; 57)
In certain circumstances Massachusetts law can hold an owner of real estate liable to pay for the cost of removing hazardous or toxic materials from real estate and for damages resulting from the release of such materials, according to the Massachusetts Oil and Hazardous Material Release and Response Act, General Laws, Chapter 21E. The buyer acknowledges that he may have the property professionally inspected for the presence of, or the substantial likelihood of release of oil or hazardous material and such proof of inspection may be required as a prerequisite for financing the property.

G. Radon Disclosure Clause (Question 53)
Radon is an odorless, colorless, tasteless gas produced naturally in the ground by the normal decay of uranium and radium. Radon can lead to the development of radioactive particles which can be inhaled. Studies indicate the result of extended exposure to high levels of radon may increase the risk of developing lung cancer

H. Agency Disclosure
ALL BROKERS/SALESPERSONS REPRESENT THE SELLER, NOT THE BUYER, IN THE MARKETING, NEGOTIATING AND SALE OF THE PROPERTY, UNLESS OTHERWISE DISCLOSED. HOWEVER, THE BROKER/SALESPERSON HAS AN ETHICAL AND LEGAL OBLIGATION TO SHOW HONESTY AND FAIRNESS TO THE BUYER IN ALL TRANSACTIONS.

VIII. ACKNOWLEDGEMENTS

Seller(s) hereby acknowledge that the information set forth above is true and accurate to the best of my (our) knowledge. I (we) further agree to defend and indemnify the broker(s) (or any sub-agent of our broker) for disclosure of any of the information contained herein. Seller(s) further acknowledge receipt of copy of Seller's Description of Property

Seller [signature] Date 8/16/93

Seller [signature] Date 8/16/93

Buyer/Prospective Buyer acknowledges receipt of Seller's Description of Property and Agency Disclosure. Buyer acknowledges that Broker has not verified the information herein and Buyer has been advised to verify information independently.

Buyer [signature] Date Nov. 24 1993

Buyer [signature] Date 11/24/93

31

PAID

YES	NO	UNKN	III. SYSTEMS/UTILITIES INFORMATION (cont.)
☐	☑	☐	30. ELECTRICAL SYSTEM problems? Explain
			31. Drinking Water Source: Public ✓ Private ___; If private: a) well location ___ b) Flow rate (gals/min.) ___; c) Date last tested ___ Report attached ___ Not attached ___
☐	☑	☐	32. Drinking Water Problems? Explain
☑	☐	☐	33. APPLIANCES: Are all appliances which are being included in working order? Explain
☑	☐	☐	34. Is electronic security system in working order? Explain

YES	NO	UNKN	IV. BUILDING/STRUCTURAL/IMPROVEMENTS INFORMATION
☐	☑	☐	35. Foundation/slab problems/settling? Explain
☐	☑	☐	36. Basement Water/Seepage/Dampness? Explain amount, frequency and location.
☐	☑	☐	37. a) Sump pump? If yes, age ___ location ___
☐	☐	☐	b) Is it in working order? Explain
			38. Roof type SLATE Age 80 +
☑	☑	☐	39. Roof leaks, problems? Explain SIDE PORCH LEAKS AFTER HEAVY RAIN
☐	☑	☐	40. Interior Walls/Ceiling problems? Explain
			41. Type of floor under carpets/linoleum? HARDWOOD FLOORS THROUGHOUT
☐	☑	☐	42. Floor problems? Explain
☐	☑	☐	43. Chimney/Fireplace Problems? Explain Date last cleaned 7/92
☐	☐	☐	44. Wood/Coal Stove compliance with installation regulations/bylaws/code? Explain
☐	☐	☐	45. Wood/Coal Stove Problems? Explain
			46. History of fire/smoke damage? Explain
☐	☑	☐	47. History of Termite/Insect/Pest Problems? Explain treatment and date (See Chlordane Disclosure Clause, Section VII. B.)
☑	☐	☐	48. Is house insulated? Type R-11 FIBERGLASS FOIL FACE BATT Location ALL EXTERIOR WALLS + CEILINGS
☐	☑		49. Has urea formaldehyde foam insulation (UFFI) ever been present? If yes, location ___ Installer/Manufacturer ___ (See UFFI Disclosure Clause, Section VII. C.)
☐	☑	☐	50. Has air test for UFFI/formaldehyde been done? If yes, attach copy of report. Attached ___ Not Attached ___
☑	☐	☐	51. Are asbestos-containing insulation or building materials present? If yes, location CELLAR HEATING PIPES (See Asbestos Disclosure Clause, Section VII. D.)
☐	☑	☐	52. Is lead paint present? If yes, location ___ (See Lead Paint Disclosure Clause, Section VII. E.)
☐	☑	☐	53. Has test for Radon been done? If yes, attach copy. (See Radon Disclosure Section VII. G.)
☐	☑	☐	54. Other Building or Structural Problems? Describe

YES	NO	UNKN	V. MISCELLANEOUS INFORMATION
☐	☑	☐	55. Water drainage problems? Explain
☐	☑	☐	56. Swimming pool/jacuzzi problems? Explain
			57. Identify any other hazardous materials at the property. NONE (See Hazardous Materials Disclosure Clause, Section VII. F.)
			58. Are you aware of any other information concerning any part of the land, or buildings on your property which might affect the decision of a buyer to buy, or affect the value of your property or affect its use by a buyer? If so, describe NO.

[signature/initials]

32

SELLER'S DESCRIPTION OF PROPERTY

Property Address ______

REALTOR®

THE SELLER AUTHORIZES THE BROKERS OR SALESPERSONS TO PROVIDE THE FOLLOWING INFORMATION TO PROSPECTIVE BUYERS.

I. TITLE/ZONING/BUILDING INFORMATION

YES	NO	UNKN	
			1. Seller's name SCOTT + SUSAN HANLEY
			2. Owner's name (if different) SAME How long occupied 7 YRS
			3. Age of structure 80+ Number of occupants 3
☐	☑	☐	4. Do you know of title problems (for example, easements, use restrictions, lot line disputes, liens)? If yes, explain
			5. Zoning classification of the property RESIDENTIAL Not known
			6. Number of units/apartments permitted by zoning Not known
☐	☑	☐	7. Do you know of zoning problems/violations? Explain
☐	☑	☐	8. Do you know of any variances or special permits? Explain
☐	☑	☐	9. Do you know of any building code or sanitary code violations? Explain
☑	☐	☐	10. a. Have you done any work which required building, plumbing, electrical or other permits? Describe IMPROVED/ENLARGED BATHROOM
☑	☐	☐	b. Were permits obtained?
☑	☐	☐	c. Was work approved by inspector? Explain
☐	☑	☐	11. Is property in flood plain or wetlands? Explain

(See Flood Hazard Disclosure Clause, Section VII. A.)

II. RENTAL/CONDOMINIUM/COOPERATIVE INFORMATION

YES	NO	UNKN	
☐	☑	☐	12. a. Is property subject to rent control, regulation or review?
			b. If no, reason: Exempt ___ Decontrolled ___ None Applies ___ Other ___ Explain
			c. If yes, list maximum rents
			13. If rented, lease periods/tenancy at will ___ rents ___
			14. If rented, owner is holding: a. last month's rent; Amounts
			b. security deposit in escrow; Amounts
☐	☐	☐	15. If rented, has interest been paid on last month's rent/security deposit? Date ___ Amount ___
			16. If security deposit held, attach a copy of statement(s) of condition. Attached ___ Not attached ___
☐	☐	☐	17. If converted to condominium/cooperative, was removal permit obtained?
☐	☐	☐	a. Has an advance payment been made to a condo reserve fund? If yes, how much? Is reimbursement expected? Yes ___ No ___

PAID

III. SYSTEMS/UTILITIES INFORMATION

DO YOU KNOW OF ANY CURRENT PROBLEMS WITH THE ITEMS LISTED? ALSO EXPLAIN ANY REPAIR WORK WHICH YOU HAVE HAD DONE.

YES	NO	UNKN	
			18. a. Type of heating system RADIATORS - STEAM Age 40+
			b. Has there ever been an underground fuel tank? If yes, location NO (See Hazardous Materials Disclosure Clause, Section VII. F.)
☐	☑	☐	19. HEATING SYSTEM problems? Explain NO
			a. Identify any unheated rooms NONE
			20. Type of Domestic Hot Water GAS HEAT Age 1 YR.
☐	☑	☐	21. DOMESTIC HOT WATER problems? Explain NO
			22. Burners/Domestic Hot Water: Owned ✓ Rented ___ If rented, from whom?
☐	☑	☐	23. PLUMBING SYSTEM problems/leaks/freezing? Explain
☐	☑	☐	24. Bathroom ventilation problems? Explain
			25. Type of sewage system (sewer, septic, cesspool, etc.) SEWER Public ✓ Private ___
			26. If private, (a) Name of service company
			(b) Date last pumped ___ Frequency ___

33

SELLER'S DESCRIPTION OF PROPERTY

REALTOR

Property Address



THE SELLER AUTHORIZES THE BROKERS OR SALESPERSONS TO PROVIDE THE FOLLOWING INFORMATION TO PROSPECTIVE BUYERS.

I. TITLE/ZONING/BUILDING INFORMATION

YES	NO	UNKN	
			1. Seller's name SCOTT + SUSAN HAWLEY
			2. Owner's name (if different) SAME How long occupied 7 YRS
			3. Age of structure 80 + Number of occupants 3
☐	☑	☐	4. Do you know of title problems (for example, easements, use restrictions, lot line disputes, liens)? If yes, explain
			5. Zoning classification of the property RESIDENTIAL Not known
			6. Number of units/apartments permitted by zoning Not known
☐	☑	☐	7. Do you know of zoning problems/violations? Explain
☐	☑	☐	8. Do you know of any variances or special permits? Explain
☐	☑	☐	9. Do you know of any building code or sanitary code violations? Explain
☑	☐	☐	10. a. Have you done any work which required building, plumbing, electrical or other permits? Describe IMPROVED / ENLARGED BATHROOM
☑	☐	☐	b. Were permits obtained?
☑	☐	☐	c. Was work approved by inspector? Explain
☐	☑	☐	11. Is property in flood plain or wetlands? Explain

(See Flood Hazard Disclosure Clause, Section VII. A.)

II. RENTAL/CONDOMINIUM/COOPERATIVE INFORMATION

YES	NO	UNKN	
☐	☑	☐	12. a. Is property subject to rent control, regulation or review?
			b. If no, reason: Exempt ___ Decontrolled ___ None Applies ___ Other ___ Explain
			c. If yes, list maximum rents
			13. If rented, lease periods/tenancy at will ___ rents
			14. If rented, owner is holding: a. last month's rent; Amounts
			b. security deposit in escrow; Amounts
☐	☐	☐	15. If rented, has interest been paid on last month's rent/security deposit? Date ___ Amount
☐	☐	☐	16. If security deposit held, attach a copy of statement(s) of condition. Attached ___ Not attached ___
☐	☐	☐	17. If converted to condominium/cooperative, was removal permit obtained?
☐	☐	☐	a. Has an advance payment been made to a condo reserve fund? If yes, how much? Is reimbursement expected? Yes ___ No ___

III. SYSTEMS/UTILITIES INFORMATION

DO YOU KNOW OF ANY CURRENT PROBLEMS WITH THE ITEMS LISTED? ALSO EXPLAIN ANY REPAIR WORK WHICH YOU HAVE HAD DONE.

YES	NO	UNKN	
			18. a. Type of heating system RADIATORS - STEAM Age 40 +
			b. Has there ever been an underground fuel tank? If yes, location NO (See Hazardous Materials Disclosure Clause, Section VII. F.)
☐	☑	☐	19. HEATING SYSTEM problems? Explain NO
			a. Identify any unheated rooms NONE
			20. Type of Domestic Hot Water GAS HEATE Age 1 YR.
☐	☑	☐	21. DOMESTIC HOT WATER problems? Explain NO
			22. Burners/Domestic Hot Water: Owned ✓ Rented ___ If rented, from whom?
☐	☑	☐	23. PLUMBING SYSTEM problems/leaks/freezing? Explain
☐	☑	☐	24. Bathroom ventilation problems? Explain
			25. Type of sewage system (sewer, septic, cesspool, etc.) SEWER Public ✓ Private ___
			26. If private, (a) Name of service company
			(b) Date last pumped ___ Frequency
☐	☑	☐	27. SEWAGE SYSTEM problems? Explain
			28. Air Conditioning type: Central ___ Window ___ Other ___ None ✓
☐	☑	☐	29. AIR CONDITIONING problems? Explain

PAID

Seller's Initials SH ___ Buyer's Initials [signature] [signature]

34

27. ADDITIONAL PROVISIONS

Seller's Description of Property is made part of this Agreement.

See Addendum A incorporated herein by reference.

BUYER John Kennedy	DATE Nov. 24 1993	SELLER Scott Hanley	DATE
BUYER Christine Kennedy	DATE Nov 24/93	SELLER Susan C. Hanley	DATE

RE/MAX Preferred
LISTING OFFICE

Coldwell Banker/Hunneman & Co.
SELLING OFFICE

PAID

EXTENSION

The time for the performance of the foregoing agreement is extended until and is executed as a sealed agreement this day of 19 .

BUYER	DATE	SELLER	DATE
BUYER	DATE	SELLER	DATE

EXTENSION REGARDING FINANCING

The parties hereby agree that the buyer shall have until to notify the SELLER(s) and Broker in writing of the BUYER's inability to obtain a mortgage commitment as provided in paragraph 22 of the Agreement.

BUYER	SELLER
BUYER	SELLER

PAID

ORIGINAL SIGNATURES AND DATES REQUIRED ON ALL COPIES


RE/MAX
Above the Crowd!



35

RE/MAX
Preferred
451 Andover St
North Andover, Massachusetts 01845
Office: (508) 470-0007 Ext 123
Fax: (508) 975-0291, Res.: (508) 475-6866

Elke Kappeler, CRP, CRS, GRI
When Only Professionalism Will Do

Susan + Scott -

I took out ~~the~~ "In an interest bearing account"

We only open an account if the ~~[illegible]~~ deposit is in the account for 3 months or more.

Elke

PAID
J.S. CRAPO
NON LLB


PAID


RE/MAX
Above the Crowd!



RE/MAX
Preferred
451 Andover St
North Andover, Massachusetts 01845
Office: (508) 470-0007 Ext 123
Fax: (508) 975-0291, Res.: (508) 475-6866
Each Office Independently Owned and Operated

Elke Kappeler, CRP, CRS, GRI
When Only Professionalism Will Do

Susan + Scott -
It's all on the
in an interest bearing
~~account~~
PAID
We only [illegible] account
if the ~~[illegible]~~ deposit
is on the account
for 3 months or more
Elke

36

37


RE/MAX
Above the Crowd!



RE/MAX
Preferred
451 Andover St
North Andover, Massachusetts 01845
Office: (508) 470-0007 Ext 123
Fax: (508) 975-0291, Res.: (508) 475-6866

Elke Kappeler, CRP, CRS, GRI
When Only Professionalism Will Do

Susan + Scott -

Please initial and sign all copies keep one for your records. I will pick up the file next tomorrow around 12^00.

Warren and I will be there tomorrow, Tuesday, with the bank appraiser at 12^00. Everything seems to be going O.K.

Elke

38


RE/MAX
Above the Crowd!



RE/MAX
Preferred
451 Andover St
North Andover, Massachusetts 01845
Office: (508) 470-0007 Ext 123
Fax: (508) 975-0291, Res.: (508) 475-6866
Each Office Independently Owned and Operated

Elke Kappeler, CRP, CRS, GRI
When Only Professionalism Will Do

Susan + Scott -

Please initial and sign all copies. Keep one for your records. I will pick up the the rest tomorrow around 12°°.

Warren and I will be there tomorrow, Tuesday, with the bank appraiser at 12°°. Everything seems to be going OK.

Elke

PAID

39


RE/MAX
Above the Crowd!



RE/MAX
Preferred
451 Andover St
North Andover, Massachusetts 01845
Office: (508) 470-0007 Ext 123
Fax: (508) 975-0291, Res.: (508) 475-6866
Elke Kappeler, CRP, CRS, GRI
When Only Professionalism Will Do

Susan + Scott -

Please initial and sign all copies. Keep one for your records. I will pick up the the rest tomorrow around 12^{00}.

Warren and I will be there tomorrow, Tuesday, with the bank appraiser at 12^{00}.

Everything seems to be going O.K. Elke

#40


FROSTY FRESH
BRAND
FRUIT SALAD
CANTALOUPE HONEYDEW
PINEAPPLE GRAPE
6 16199 08005
8 OZ (227g)
SELL BY 6/30/04
7 45466 20521
$ 1.99

PAID

15 00
Regular Price
LAWYER'S PRICE
12.00

PAID
John J. CRAPO.
PRO SE
JJC/jjc


FRESH BREWED
ELEVEN
FRESH TASTE

PAID

#211

kinko's®

June 27,2004 13:03 Page: 1
Receipt #: 108467
Discover #: XXXXXXXXXXXX5810
2004/06/27 12:29

PAID

PRO SE

JOHN J. CRAPO

Qty	Description	Amount
39	ES B&W S/S White 8.5 x11	3.51

SubTotal:	3.51
Taxes:	0.18
Total:	3.69

The Cardholder agrees to pay the Issuer of the charge card in accordance with the agreement between the Issuer and the Cardholder.

2 Center Plaza 617-973-9000
Boston, MA 02108
www.kinkos.com

kinko's®

June 27,2004 12:09 Page: 1
Receipt #: 108462
Discover #: XXXXXXXXXXXX5810
2004/06/27 11:51

JOHN J. CRAPO, PRO SE

Qty	Description	Amount
21	ES B&W S/S White 8.5 x11	1.89

SubTotal:	1.89
Taxes:	0.09
Total:	1.98

JJC/JJC

The Cardholder agrees to pay the Issuer of the charge card in accordance with the agreement between the Issuer and the Cardholder.

2 Center Plaza 617-973-9000
Boston, MA 02108

#42

John J. CRAPO. Pro Se

the edge CALENDAR

A WHOLE WEEK OF FUN • JUNE 27 - JULY 3

MONDAY, June 28

■ **The Streets** perform with **Dizzee Rascal** at Avalon, 15 Lansdowne St., Boston. 8 p.m. 18-plus. Call 617-423-NEXT for tickets, $17.25.

■ **Citizen Cope** is resident performer Monday nights at the Paradise Lounge, 969 Commonwealth Ave., Boston. 8 p.m. 18-plus. Call 617-423-NEXT for tickets, $10.

■ Step up to Geoff Bartley's open mike, featuring **Mark Brine**, at 8 p.m., at the Cantab Lounge, 738 Massachusetts Ave., Central Square, Cambridge, 617-354-2685. 21-plus. Cover varies.

TUESDAY, June 29

■ **Aimee Mann** performs with **Julian Coryell** at Avalon, 15 Lansdowne St., Boston. 8 p.m. 18-plus. Call 617-423-NEXT for tickets, $25.25.

■ Get jazzy with the **Alvin Terry Trio**, performing from 8 p.m. to midnight at Les Zygomates Wine Bar & Bistro, 129 South St., Boston, 617-542-5108. No cover.

■ **Donna De Lory** performs at the Paradise Lounge, 969 Commonwealth Ave., Boston, 8 p.m. 18-plus. Call 617-423-NEXT for tickets, $15.

WEDNESDAY, June 30



LINCOLN CONSPIRACY

■ Boston-based piano-pop trio **Lincoln Conspiracy** performs with the **Washington Social Club** at the Middle East, 480 Massachusetts Ave., Cambridge, 617-864-EAST. 9 p.m. $8.

■ Singer-songwriter **Catie Curtis** performs music from her latest album, "Dreaming in Romance Languages," with her band at the Museum of Fine Arts Concerts in the Courtyard series, 465 Huntington Ave., Boston. Call the box office, 617-369-3306, for tickets, $24.



CURTIS

■ Pianist and vocalist **Andy Bey** tackles classics on his latest album, "American Songbook." Bey performs at Scullers Jazz Club, 400 Soldiers Field Road, Boston, 617-562-4111. 8 and 10 p.m. $20.

THURSDAY, July 1

■ Kick off July with laughter at Nick's Comedy Stop, 100 Warrenton St., Boston, 617-423-2900. **Ira Proctor**, **Artie Januario** and **Kerri Louise** perform at 8:30 p.m. $10-$22.

■ Boston's cabaret queen **Leah Callahan** performs with opener **Ziaf**, an Edith Piaf tribute band, at Ryles Jazz Club, 212 Hampshire St., Inman Square, Cambridge, 617-876-9330. [illegible]

Tops for TODAY

Join Georgians' emotional journey

[illegible]

■ Jazz vocalist **Lynn Skinner** performs with her quartet at Java Jim's, 22 Main St., Natick. 8 p.m. Call 781-772-1945 for tickets, $12, $10 for students and seniors.

SKINNER

FRIDAY, July 2

■ Jam band **Next Tribe** performs at Johnny D's, 17 Holland St., Davis Square, Somerville, 617-776-2004. 9 p.m. $6.

■ Funnyman **Danny Kelly** hosts a showcase at the Beantown Comedy Vault at Remington's, 124 Boylston St., Boston, 617-482-0110. 9 p.m. $12.

■ **Carl Cox** performs at Avalon, 15 Lansdowne St., Boston, 9 p.m. 19-plus. Call 617-423-NEXT for tickets, $15 in advance, $20 day of show.

■ The winner takes all in **"Mamma Mia!,"** the high-energy musical based on the songs of Abba performed through Aug. 8 at the Colonial Theatre, 106 Boylston St., Boston. 8 p.m. Call Ticketmaster, 617-931-2787, for tickets, $37.50-$87.50.

■ Celebrate our nation's independence with a concert by the Indian Hill Symphony, a climbing wall and fireworks display at the **Devens Independence Day Celebration** from 5 to 10 p.m. at Rogers Field, off of Route 2. Call 978-772-6340. **FREE**.

SATURDAY, July 3

■ **Paul Oakenfold** performs at Avalon, 15 Lansdowne St., Boston. 9 p.m. 19-plus. Call 617-423-NEXT for tickets, $15 in advance, $20 day of show.

■ D is for Depardieu in **"Treasures From the Harvard Film Archive: A-Z."** Gerard Depardieu stars in **"My Uncle in America,"** which brings together the theories of behavioral scientist Henri Laborit with the stories of three ordinary French citizens. In French, with English subtitles. Carpenter Center for the Visual Arts, 24 Quincy St., Harvard Square, Cambridge, 617-495-4700. 7 p.m. $6-$8.

■ **DJ Kelvin** of the Shadow Kings spins dance music at the Irish Village, 224 Market St., Brighton, 617-787-5427. 9 p.m. to 1 a.m. No cover.

WORD on the street



"I would move to somewhere warm."
— **Jaimee Brackon, 27, South Boston, consultant**



"I'd show my kids a really nice time. I'd also get a vehicle."
— **Antonia Chapman, 35, Roxbury, full-time mom**



"Definitely not take the bar. I think I would pay off my student loans."
— **Jaffar Diab, 28, Somerville, law student**



"I don't know, that's a lot of money. I guess I would travel."
— **Vrabcho Staykov, 21, Wilmington, Del., business student**



"I would travel, buy a nice house, a lot of instruments, buy a new car and make a CD."
— **Maria Sweeney, 19, Melrose, singer-songwriter**



"I would pay off my college tuition."
— **Kathleen Boutin, 26, South Boston, consultant**



"I would do the same thing I do now, only with no time constraints."
— **Eric Scharmer, 42, Back Bay, production company owner**



"Pay for my son's education, pay off my mortgage. Actually, I don't know if I would tell anyone about it."
— **Carol Palmer, 50s, Arlington, accountant**

— TEXT BY SUSANA SOLTERO
— STAFF PHOTOS BY KEVIN WISNIEWSKI



the edge CALENDAR

A WHOLE WEEK OF FUN • JUNE 27 - JULY 3

MONDAY, June 28

■ **The Streets** perform with **Dizzee Rascal** at Avalon, 15 Lansdowne St., Boston. 8 p.m. 18-plus. Call 617-423-NEXT for tickets, $17.25.

■ **Citizen Cope** is resident performer Monday nights at the Paradise Lounge, 969 Commonwealth Ave., Boston. 8 p.m. 18-plus. Call 617-423-NEXT for tickets, $10.

■ Step up to Geoff Bartley's open mike, featuring **Mark Brine**, at 8 p.m., at the Cantab Lounge, 738 Massachusetts Ave., Central Square, Cambridge; 617-354-2685. 21-plus. Cover varies.

TUESDAY, June 29

■ **Aimee Mann** performs with **Julian Coryell** at Avalon, 15 Lansdowne St., Boston. 8 p.m. 18-plus. Call 617-423-NEXT for tickets, $25.25.

■ Get jazzy with the **Alvin Terry Trio**, performing from 8 p.m. to midnight at Les Zygomates Wine Bar & Bistro, 129 South St., Boston; 617-542-5108. No cover.

■ **Donna De Lory** performs at the Paradise Lounge, 969 Commonwealth Ave., Boston. 8 p.m. 18-plus. Call 617-423-NEXT for tickets, $15.

WEDNESDAY, June 30



LINCOLN CONSPIRACY

■ Boston-based piano-pop trio **Lincoln Conspiracy** performs with the **Washington Social Club** at the Middle East, 480 Massachusetts Ave., Cambridge; 617-864-EAST. p.m. $8.

■ Singer-songwriter **Curtis** performs ...



CURTIS

... box office, 617-369-3306, for tickets, $24.

■ Pianist and vocalist **Andy Bey** tackles classics on his latest album, "American Songbook." ... performs at Scullers Jazz Club, 400 Soldiers Field Road, Boston; 617-562-4111. 8 and ... p.m. $20.

THURSDAY, July 1

■ Kick off July with laughter at Nick's Comedy Stop, 100 Warrenton St., Boston; 617-423-...00. **Ira Proctor**, **Artie Januario** and **Karri ...** perform at 8:30 p.m. $10-$22.

■ Boston's cabaret queen **Leah Callahan** ... forms with opener **Zlaf**, an Edith Piaf tribute band, at Ryles Jazz Club, 212 Hampshire St., Inman Square, Cambridge; 617-876-9330. ... p.m. $8.

Tops for TODAY

Join Georgians' emotional journey

[illegible]

"SINCE OTAR LEFT" plays at the Museum of Fine Arts today.

[illegible]

■ Jazz vocalist **Lynn Skinner** performs with her quartet at Java Jim's, 22 Main St., Natick. 8 p.m. Call 781-772-1945 for tickets, $12, $10 for students and seniors.

SKINNER

FRIDAY, July 2

■ Jam band **Next Tribe** performs at Johnny D's, 17 Holland St., Davis Square, Somerville; 617-776-2004. 9 p.m. $6.

■ Funnyman **Danny Kelly** hosts a showcase at the Beantown Comedy Vault at Remington's, 124 Boylston St., Boston; 617-482-0110. 9 p.m. $12.

■ **Carl Cox** performs at Avalon, 15 Lansdowne St., Boston. 9 p.m. 19-plus. Call 617-423-NEXT for tickets, $15 in advance, $20 day of show.

■ The winner takes all in **"Mamma Mia!,"** the high-energy musical based on the songs of Abba, performed through Aug. 8 at the Colonial Theatre, 106 Boylston St., Boston. 8 p.m. Call Ticketmaster, 617-931-2787, for tickets, $37.50-$87.50.

■ Celebrate our nation's independence with a concert by the Indian Hill Symphony, a climbing wall and fireworks display at the **Devens Independence Day Celebration** from 5 to 10 p.m. at Rogers Field, off of Route 2. Call 978-772-6340. **FREE**.

SATURDAY, July 3

■ **Paul Oakenfold** performs at Avalon, 15 Lansdowne St., Boston. 9 p.m. 19-plus. Call 617-423-NEXT for tickets, $15 in advance, $20 day of show.

■ D is for Depardieu in **"Treasures From the Harvard Film Archive: A-Z."** Gerard Depardieu stars in **"My Uncle in America,"** which brings together the theories of behavioral scientist Henri Laborit with the stories of three ordinary French citizens. In French, with English subtitles. Carpenter Center for the Visual Arts, 24 Quincy St., Harvard Square, Cambridge; 617-495-4700. 7 p.m. $6-$8.

■ **DJ Kelvin** of the Shadow Kings spins dance music at the Irish Village, 224 Market St., Brighton; 617-787-5427. 9 p.m. to 1 a.m. No cover.



WORD on the street



"I would move to somewhere warm."
— **Jaimee Bracken, 27, South Boston, consultant**



"I'd show my kids a really nice time. I'd also get a vehicle."
— **Antonia Chapman, 35, Roxbury, full-time mom**



"Definitely not take the bar! Then I would pay off my student loans."
— **Jaffar Diab, 28, Somerville, law student**




"I don't know, that's a lot of money. I guess I would travel."
— **Vrabcho Staykov, 21, Wilmington, Del., business student**



"I would travel, buy a nice house, a lot of instruments, buy a new car and make a CD."
— **Maria Sweeney, 19, Melrose, singer-songwriter**




"I would pay off my college tuition."
— **Kathleen Boutin, 26, South Boston, consultant**



"I would do the same thing I do now, only with no time constraints."
— **Eric Scharmer, 42, Back Bay, production company owner**



"Pay for my son's education, pay off my mortgage. Actually, I don't know if I would tell anyone about it."
— **Carol Palmer, 50s, Arlington, accountant**

— TEXT BY SUSANA SOLTERO
— STAFF PHOTOS BY KEVIN WISNIEWSKI

#43

#44

the edge CALENDAR

A WHOLE WEEK OF FUN • JUNE 27-JULY 4

MONDAY, June 28

■ **The Streets** perform with **Dizzee Rascal** at Avalon, 15 Lansdowne St., Boston. 8 p.m. 18-plus. Call 617-423-NEXT for tickets, $17.25.

■ **Citizen Cope** is resident performer Monday nights at the Paradise Lounge, 969 Commonwealth Ave., Boston. 8 p.m. 18-plus. Call 617-423-NEXT for tickets, $10.

■ Step up to Geoff Bartley's open mike, featuring **Mark Brine**, at 8 p.m., at the Cantab Lounge, 738 Massachusetts Ave., Central Square, Cambridge; 617-354-2685. 21-plus. Cover varies.

TUESDAY, June 29

■ **Aimee Mann** performs with **Julian Coryell** at Avalon, 15 Lansdowne St., Boston. 8 p.m. 18-plus. Call 617-423-NEXT for tickets, $25.25.

■ Get jazzy with the **Alvin Terry Trio**, performing from 8 p.m. to midnight at Les Zygomates Wine Bar & Bistro, 129 South St., Boston; 617-542-5108. No cover.

■ **Donna De Lory** performs at the Paradise Lounge, 969 Commonwealth Ave., Boston. 8 p.m. 18-plus. Call 617-423-NEXT for tickets, $15.

WEDNESDAY, June 30



LINCOLN CONSPIRACY

■ Boston-based piano-pop trio **Lincoln Conspiracy** performs with the **Washington Social Club** at the Middle East, 480 Massachusetts Ave., Cambridge; 617-864-EAST. 9 p.m. $8.



CURTIS

■ Singer-songwriter **Catie Curtis** performs music from her latest album, "Dreaming in Romance Languages," with her band at the Museum of Fine Arts' Concerts in the Courtyard series, 465 Huntington Ave., Boston. Call the box office, 617-369-3306, for tickets, $24.

■ Pianist and vocalist **Andy Bey** tackles classics on his latest album, "American Songbook." Bey performs at Scullers Jazz Club, 400 Soldiers Field Road, Boston; 617-562-4111. 8 and 10 p.m. $20.

THURSDAY, July 1

■ Kick off July with laughter at Nick's Comedy Stop, 100 Warrenton St., Boston; 617-423-2900. **Ira Proctor**, **Artie Januario** and **Kerri Louise** perform at 8:30 p.m. $10-$22.

■ Boston's cabaret queen **Leah Callahan** performs with opener **Ziaf**, an Edith Piaf tribute band, at Ryles Jazz Club, 212 Hampshire St., Inman Square, Cambridge; 617-876-9330. 7:30 p.m. $8.

Tops for TODAY

Join Georgians' emotional journey

■ Juliet Berto[illegible] film "Since Otar Left" is a tale of deep family bonds. The film, set in the former Soviet Republic of Georgia, follows three generations of women as they deal with one another in the absence of the most important [illegible] [illegible] screening at the Museum of Fine Arts, 465 Huntington Ave., Boston. [illegible]

■ **Candy's Blues Jam** features local musicians playing [illegible] at the Cantab Lounge, 738 Massachusetts Ave., Central Square, Cambridge [illegible]



"SINCE OTAR LEFT" plays at the Museum of Fine Arts today.

■ [illegible] documentary "Trouble in Paradise" follows five Floridians who revisit the real-life drama of Florida politics [illegible] 2000. The film screens at the Museum of [illegible]

[illegible] Patton and Will McMillan are "At the Movies," a vocal group that performs with playful irreverence at [illegible]

■ Laugh out loud at the American Repertory Theatre's production of Moliere's timeless comedy "The Miser," performed at the Loeb Drama Center, 64 Brattle St., Harvard Square; 617-547-8300 [illegible]

■ The second annual **Boston International Film Festival** screens a variety of short films from [illegible]

■ Author **Julianna Baggott** [illegible] reads from her young readers' novel [illegible] tells the story of a [illegible] who was swapped at birth and mistakenly taken home to live with the [illegible] family. Newtonville Books, [illegible] Newtonville; 617-244-6619. [illegible] FREE.

■ "Forever Plaid" is a musical [illegible] that centers on four male singers [illegible]



SKINNER

■ Jazz vocalist **Lynn Skinner** performs with her quartet at Java Jim's, 22 Main St., Natick. 8 p.m. Call 781-772-1945 for tickets, $12, $10 for students and seniors.

FRIDAY, July 2

■ Jam band **Next Tribe** performs at Johnny D's, 17 Holland St., Davis Square, Somerville; 617-776-2004. 9 p.m. $6.

■ Funnyman **Danny Kelly** hosts a showcase at the Beantown Comedy Vault at Remington's, 124 Boylston St., Boston; 617-482-0110. 9 p.m. $12.

■ **Carl Cox** performs at Avalon, 15 Lansdowne St., Boston. 9 p.m. 19-plus. Call 617-423-NEXT for tickets, $15 in advance, $20 day of show.

■ The winner takes all in **"Mamma Mia!"** the high-energy musical based on the songs of Abba, performed through Aug. 8 at the Colonial Theatre, 106 Boylston St., Boston. 8 p.m. Call Ticketmaster, 617-931-2787, for tickets, $37.50-$87.50.

■ Celebrate our nation's independence with a concert by the Indian Hill Symphony, a climbing wall and fireworks display at the **Devens Independence Day Celebration** from 5 to 10 p.m. at Rogers Field, off of Route 2. Call 978-772-6340. **FREE**.

SATURDAY, July 3

■ **Paul Oakenfold** performs at Avalon, 15 Lansdowne St., Boston. 9 p.m. 19-plus. Call 617-423-NEXT for tickets, $15 in advance, $20 day of show.

■ D is for Depardieu in **"Treasures From the Harvard Film Archive: A-Z."** Gerard Depardieu stars in **"My Uncle in America,"** which brings together the theories of behavioral scientist Henri Laborit with the stories of three ordinary French citizens. In French, with English subtitles. Carpenter Center for the Visual Arts, 24 Quincy St., Harvard Square, Cambridge; 617-495-4700. 7 p.m. $6-$8.

■ **DJ Kelvin** of the Shadow Kings spins dance music at the Irish Village, 224 Market St., Brighton; 617-787-5427. 9 p.m. to 1 a.m. No cover.

WORD on the street



"I would move to somewhere warm."
— **Jaimee Bracken, 27, South Boston, consultant**



"I'd show my kids a really nice time. I'd also get a vehicle."
— **Antonia Chapman, 35, Roxbury, full-time mom**



"Definitely not take the bar! Then I would pay off my student loans."
— **Jaffar Diab, 28, Somerville, law student**



"I don't know, that's a lot of money. I guess I would travel."
— **Vrabcho Staykov, 21, Washington, D.C., business student**



"I would travel, buy a nice house, a lot of instruments, buy a new car and make a CD."
— **Maria Sweeney, 19, Melrose, singer-songwriter**



"I would pay off my college tuition."
— **Kathleen Boutin, 26, South Boston, consultant**



"I would do the same thing I do now, only with no time constraints."
— **Eric Scharmer, 42, Back Bay, production company owner**



"Pay for my son's education, pay off my mortgage. Actually, I don't know if I would tell anyone about it."
— **Carol Palmer, 50s, Arlington, accountant**

— TEXT BY SUSANA SOLTERO
— STAFF PHOTOS BY KEVIN WISNIEWSKI



#45

A HERALD MEDIA EXCLUSIVE

Home Showcase





PHOTOS COURTESY OF KELLER WILLIAMS REALTY

Queen Anne windows, above, flood the living room with bright corner exposure and yard greenery while crossed box-beams cover the ceiling.

The dining room's cynosure, left, is a central fireplace surrounded by flower, leaf and scallop relief tiles and a paneled mantel with curved, bracketed shelves.

Victorian Charm

Style, grace define splendid Newton Center condo

By TODD LARSON
COMMUNITY NEWSPAPER CO.

The aftermath of the Great Depression transformed many of Boston's majestic 19th century mansions into multifamily homes and boarding houses.

Yet their soaring, sprawling floor plans and multifaceted facades greatly facilitated such downsizings with minimal loss of these homes' former glory.

A noteworthy example is the Queen Anne/Shingle Style hillside house at 1074 Centre St. in Newton Center.

Built in 1880, the home became a two-family in the 1940s, then a two-unit condominium in 1990.

But its high ceilings, grand fireplaces and other classic features remain as intact as they did in yesteryear, and Unit A is now up for sale at $465,000.

The condo's mansion dimensions and decorative details offer buyers room to grow, spaces to explore and ornaments to ogle.

A winding uphill path from Centre and Rice streets approaches the ground-floor

A paneled door with stained glass opens to a vestibule and foyer.

To the left, a guest bedroom sports striped wallcovering and a bracketed bow-window niche.

Nearby, the living room features three Queen Anne windows that let in lots of light.

A broad doorway leads to a dining room with a central fireplace, paneled mantel and nice windows.

The kitchen, updated in 1990, features paneled cabinetry with brass hardware, along with green granite-finish laminate counters and an original china cabinet.

There's also beadboard wainscoting, a country-style chandelier and an aluminum sink.

The unit also has a master bedroom with pale yellow walls, a brick fireplace and paneled mantel.

This room, currently used as a child's bedroom, has a two-window bed alcove whimsically painted in flower-vine and fire-breathing dragon designs. The ceiling features playful fresco images of circus elephants.

The condo also has two

tures a circular bay of three windows, nice wallpaper and one closet. The other offers a closet and a window overlooking the back yard.

Nearby, a retro-Victorian family bathroom features tile flooring, a lip-rimmed pedestal sink and a textured stained-glass window.

There's also a second, "European-style" bathroom in which a stand-up shower takes up almost the whole space. This bathroom also offers a textured stained-glass window and corner pedestal sink.

Downstairs, a shared basement has separate washers, dryers, storage rooms, updated gas furnaces, hot water tanks and 100-amp electrical service for each unit.

Out back, each unit has its own barbeque-friendly deck overlooking a shared patio and back yard.

Both condos also come with three deeded parking spaces — one in a detached garage and two more in the driveway.

For more information or a chance to to view this property, contact Alex Kreymer, of Keller Williams Realty, at 508-960-

Home checklist

Information about this week's profiled home



- **Address:** 1074 Centre St., Unit A, Newton Center
- **Bedrooms:** Three
- **Bathrooms:** Two
- **List price:** $465,000
- **Square footage:** 1,389
- **Annual taxes:** $4,460
- **Monthly condo fee:** $200
- **Features:** Classic 19th century architecture, including high ceilings, two fireplaces and other amenities
- **Location:** About two blocks from Newton Center's shops and the MBTA Green Line station
- **Built in:** 1880

SATURDAY, JUNE 26, 2004 BOSTON HERALD

#46

A HERALD MEDIA EXCLUSIVE

Home Showcase





PHOTOS COURTESY OF KELLER WILLIAMS REALTY

Queen Anne windows, above, flood the living room with bright corner exposure and yard greenery while crossed box-beams cover the ceiling.

The dining room's cynosure [illegible] central fireplace surrounded by flower, leaf and scallop relief tiles and a paneled mantel with curved, bracketed shelves.

PAID

Victorian Charm

Style, grace define splendid Newton Center condo

By **TODD LARSON**
COMMUNITY NEWSPAPER CO.

The aftermath of the Great Depression transformed many of Boston's majestic 19th century mansions into multifamily homes and boarding houses.

Yet their soaring, sprawling floor plans and multifaceted facades greatly facilitated such downsizings with minimal loss of these homes' former glory.

A noteworthy example is the Queen Anne/Shingle Style hillside house at 1074 Centre St. in Newton Center.

Built in 1880, the home became a two-family in the 1940s, then a two-unit condominium in 1990.

But its high ceilings, grand fireplaces and other classic features remain as intact as they did in yesteryear, and Unit A is now up for sale at $465,000.

The condo's mansion dimensions and decorative details offer buyers room to grow, spaces to explore and ornaments to ogle.

A winding uphill path from Centre and Rice streets approaches the ground-floor [illegible]

A paneled door with stained glass opens to a vestibule and foyer.

To the left, a guest bedroom sports striped wallcovering and a bracketed bow-window niche.

Nearby, the living room features three Queen Anne windows that let in lots of light.

A broad doorway leads to a dining room with a central fireplace, paneled mantel and nice windows.

The kitchen, updated in 1990, features paneled cabinetry with brass hardware, along with green granite-finish laminate counters and an original china cabinet.

There's also beadboard wainscoting, a country-style chandelier and an aluminum sink.

The unit also has a master bedroom with pale yellow walls, a brick fireplace and paneled mantel.

This room, currently used as a child's bedroom, has a two-window bed alcove whimsically painted in flower-vine and fire-breathing dragon designs. The ceiling features playful fresco images of circus elephants.

The condo also has two [illegible] tures a circular bay of three windows, nice wallpaper and one closet. The other offers a closet and a window overlooking the back yard.

Nearby, a retro-Victorian family bathroom features tile flooring, a lip-rimmed pedestal sink and a textured stained-glass window.

There's also a second, "European-style" bathroom in which a stand-up shower takes up almost the whole space. This bathroom also offers a textured stained-glass window and corner pedestal sink.

Downstairs, a shared basement has separate washers, dryers, storage rooms, updated gas furnaces, hot water tanks and 100-amp electrical service for each unit.

Out back, each unit has its own barbeque-friendly deck overlooking a shared patio and back yard.

Both condos also come with three deeded parking spaces — one in a detached garage and two more in the driveway.

For more information or a chance to to view this property, contact Alex Kreymer, of Keller Williams Realty, at 508-960-

Home checklist

Information about this week's profiled home



- **Address:** 1074 Centre St., Unit A, Newton Center
- **Bedrooms:** Three
- **Bathrooms:** Two
- **List price:** $465,000
- **Square footage:** 1,389
- **Annual taxes:** $4,460
- **Monthly condo fee:** $200
- **Features:** Classic 19th century architecture, including high ceilings, two fireplaces and other amenities
- **Location:** About two blocks from Newton Center's shops and the MBTA Green Line station
- **Built in:** 1880

#47

Home Showcase





PHOTOS COURTESY OF KELLER WILLIAMS REALTY

Queen Anne windows, above, flood the living room with bright corner exposure and yard greenery while crossed box-beams cover the ceiling.

The dining room's cynosure, left, is a central fireplace surrounded by flower, leaf and scallop relief tiles and a paneled mantel with curved, bracketed shelves.

Victorian Charm

Style, grace define splendid Newton Center condo

By TODD LARSON
COMMUNITY NEWSPAPER CO.

The aftermath of the Great Depression transformed many of Boston's majestic 19th century mansions into multifamily homes and boarding houses.

Yet their soaring, sprawling floor plans and multifaceted facades greatly facilitated such downsizings with minimal loss of these homes' former glory.

A noteworthy example is the Queen Anne/Shingle Style hillside house at 1074 Centre St. in Newton Center.

Built in 1880, the home became a two-family in the 1940s, then a two-unit condominium in 1990.

But its high ceilings, grand fireplaces and other classic features remain as intact as they did in yesteryear, and Unit A is now up for sale at $465,000.

The condo's mansion dimensions and decorative details offer buyers room to grow, spaces to explore and ornaments to ogle.

A winding uphill path from Centre and Rice streets approaches the ground-floor unit's evergreen-surrounded porch entrance.

A paneled door with stained glass opens to a vestibule and foyer.

To the left, a guest bedroom sports striped wallcovering and a bracketed bow-window niche.

Nearby, the living room features three Queen Anne windows that let in lots of light.

A broad doorway leads to a dining room with a central fireplace, paneled mantel and nice windows.

The kitchen, updated in 1990, features paneled cabinetry with brass hardware, along with green granite-finish laminate counters and an original china cabinet.

There's also beadboard wainscoting, a country-style chandelier and an aluminum sink.

The unit also has a master bedroom with pale yellow walls, a brick fireplace and paneled mantel.

This room, currently used as a child's bedroom, has a two-window bed alcove whimsically painted in flower-vine and fire-breathing dragon designs. The ceiling features playful fresco images of circus elephants.

The condo also has two smaller bedrooms. One features a circular bay of three windows, nice wallpaper and one closet. The other offers a closet and a window overlooking the back yard.

Nearby, a retro-Victorian family bathroom features tile flooring, a lip-rimmed pedestal sink and a textured stained-glass window.

There's also a second, "European-style" bathroom in which a stand-up shower takes up almost the whole space. This bathroom also offers a textured stained-glass window and corner pedestal sink.

Downstairs, a shared basement has separate washers, dryers, storage rooms, updated gas furnaces, hot water tanks and 100-amp electrical service for each unit.

Out back, each unit has its own barbeque-friendly deck overlooking a shared patio and back yard.

Both condos also come with three deeded parking spaces — one in a detached garage and two more in the driveway.

For more information or a chance to to view this property, contact Alex Kreymer, of Keller Williams Realty, at 508-960-4099 or 774-721-6256.

Home checklist

Information about this week's profiled home.



- **Address:** 1074 Centre St., Unit A, Newton Center
- **Bedrooms:** Three
- **Bathrooms:** Two
- **List price:** $465,000
- **Square footage:** 1,389
- **Annual taxes:** $4,460
- **Monthly condo fee:** $200
- **Features:** Classic 19th century architecture, including high ceilings, two fireplaces and other amenities
- **Location:** About two blocks from Newton Center's shops and the MBTA Green Line station
- **Built in:** 1880

#48

A HERALD MEDIA EXCLUSIVE

Home Showcase





PHOTOS COURTESY OF KELLER WILLIAMS REALTY

Queen Anne windows, above, flood the living room with bright corner exposure and yard greenery while crossed box-beams cover the ceiling.

The dining room's cynosure, left, is a central fireplace surrounded by flower, leaf and scallop relief tiles and a paneled mantel with curved, bracketed shelves.

PAID

Victorian Charm

Style, grace define splendid Newton Center condo

By **TODD LARSON**
COMMUNITY NEWSPAPER CO.

The aftermath of the Great Depression transformed many of Boston's majestic 19th century mansions into multifamily homes and boarding houses.

Yet their soaring, sprawling floor plans and multifaceted facades greatly facilitated such downsizings with minimal loss of these homes' former glory.

A noteworthy example is the Queen Anne/Shingle Style hillside house at 1074 Centre St. in Newton Center.

Built in 1880, the home became a two-family in the 1940s, then a two-unit condominium in 1990.

But its high ceilings, grand fireplaces and other classic features remain as intact as they did in yesteryear, and Unit A is now up for sale at $465,000.

The condo's mansion dimensions and decorative details offer buyers room to grow, spaces to explore and ornaments to ogle.

A winding uphill path from Centre and Rice streets approaches the ground-floor unit's evergreen-surrounded porch entrance.

A paneled door with stained glass opens to a vestibule and foyer.

To the left, a guest bedroom sports striped wallcovering and a bracketed bow-window niche.

Nearby, the living room features three Queen Anne windows that let in lots of light.

A broad doorway leads to a dining room with a central fireplace, paneled mantel and nice windows.

The kitchen, updated in 1990, features paneled cabinetry with brass hardware, along with green granite-finish laminate counters and an original china cabinet.

There's also beadboard wainscoting, a country-style chandelier and an aluminum sink.

The unit also has a master bedroom with pale yellow walls, a brick fireplace and paneled mantel.

This room, currently used as a child's bedroom, has a two-window bed alcove whimsically painted in flower-vine and fire-breathing dragon designs. The ceiling features playful fresco images of circus elephants.

The condo also has two smaller bedrooms. One features a circular bay of three windows, nice wallpaper and one closet. The other offers a closet and a window overlooking the back yard.

Nearby, a retro-Victorian family bathroom features tile flooring, a lip-rimmed pedestal sink and a textured stained-glass window.

There's also a second, "European-style" bathroom in which a stand-up shower takes up almost the whole space. This bathroom also offers a textured stained-glass window and corner pedestal sink.

Downstairs, a shared basement has separate washers, dryers, storage rooms, updated gas furnaces, hot water tanks and 100-amp electrical service for each unit.

Out back, each unit has its own barbeque-friendly deck overlooking a shared patio and back yard.

Both condos also come with three deeded parking spaces — one in a detached garage and two more in the driveway.

For more information or a chance to to view this property, contact Alex Kreymer, of Keller Williams Realty, at 508-960-4099 or 774-721-6256.

Home checklist

Information about this week's profiled home.



- **Address:** 1074 Centre St., Unit A, Newton Center
- **Bedrooms:** Three
- **Bathrooms:** Two
- **List price:** $465,000
- **Square footage:** 1,389
- **Annual taxes:** $4,460
- **Monthly condo fee:** $200
- **Features:** Classic 19th century architecture, including high ceilings, two fireplaces and other amenities
- **Location:** About two blocks from Newton Center's shops and the MBTA Green Line station
- **Built in:** 1880

#49

BOSTON SUNDAY HERALD JUNE 27, 2004

PAID John J. Crapo PAID PRO SE

European adventure on a weak U.S. dollar

NEW YORK -- If you're traveling to Europe, here are some strategies for coping with the weak dollar from the editor of Travel-Smart newsletter, Nancy Dunnan.

■ Buy a package. Tours that include your airfare, hotel and roundtrip airport/hotel transfers are less expensive than if you book each segment individually because big companies can negotiate volume discounts.

■ Book tours that include meals.

■ Lock in rates. Ask if package prices are guaranteed in U.S. dollars or if surcharges can be added to compensate for currency fluctuations.

■ Go off-season. Prices for most European countries go up in April, drop in late fall and rise again at holiday time.

■ If your schedule is flexible, check out last-minute deals on European packages, car rentals and flights at www.VisitEurope.com. Prices on cruises, hotels and tours that aren't sold out always fall as the deadline nears.

■ Consider alternate destinations. Europe and the United Kingdom are among the most expensive destinations in the world right now for Americans. You get more for your money in Eastern Europe or Turkey; Asian destinations such as China, Malaysia, India, Thailand and Singapore; or Latin American destinations like Mexico, Panama, Ecuador, Peru, Honduras or Belize.

■ Negotiate. Wherever you're going, ask for a second room for the family at half-price; a lower rate if you stay five or more nights; a discount for seniors, grandparents, children and those celebrating a birthday or anniversary; a special price for being a frequent guest or bringing in a large group or family reunion.

■ If you're traveling from one European destination to another, get a rail pass good in two or three countries through Rail Europe (home to Eurail and BritRail; 888-382-7245 or www.RailEurope.com). If you're traveling with others, rent a car rather than buying plane or train tickets for each of you. If you must fly within Europe, use a discount carrier such as Ryan Air (www.ryanair.com) or EasyJet (www.easyjet.com). Also check rates from EuropeByAir (www.europebyair.com), which sells $99 one-way passes within Europe to 150 European cities. You must buy Eurail and BritRail passes and EuropeByAir tickets before leaving the United States.

■ Do as the locals do. Dine in nontourist-type restaurants. Eat a hearty breakfast and have a snack for lunch. Pack picnic lunches. Drink local wines and beers. Select local cuisine. Take the bus, subway or light rail instead of taxis. Live in an apartment or hotel with kitchenettes. Buy half-price theater tickets. In London, use the Society of London Theatre Company's Web site: www.officiallondontheatre.co.uk.

-- ASSOCIATED PRESS

#50



PAID

BOSTON SUNDAY HERALD · JUNE 27, 2004

European adventure on a weak U.S. dollar

NEW YORK — If you're traveling to Europe, here are some strategies for coping with the weak dollar from the editor of TravelSmart newsletter, Nancy Dunnan.

■ Buy a package. Tours that include your airfare, hotel and roundtrip airport/hotel transfers are less expensive than if you book each segment individually because big companies can negotiate volume discounts.

■ Book tours that include meals.

■ Lock in rates. Ask if package prices are guaranteed in U.S. dollars or if surcharges can be added to compensate for currency fluctuations.

■ Go off-season. Prices for most European countries go up in April, drop in late fall and rise again at holiday time.

■ If your schedule is flexible, check out last-minute deals on European packages, car rentals and flights at www.VisitEurope.com. Prices on cruises, hotels and tours that aren't sold out always fall as the deadline nears.

■ Consider alternate destinations. Europe and the United Kingdom are among the most expensive destinations in the world right now for Americans. You get more for your money in Eastern Europe or Turkey; Asian destinations such as China, Malaysia, India, Thailand and Singapore; or Latin American destinations like Mexico, Panama, Ecuador, Peru, Honduras or Belize.

■ Negotiate. Wherever you're going, ask for a second room for the family at half-price; a lower rate if you stay five or more nights; a discount for seniors, grandparents, children and those celebrating a birthday or anniversary; a special price for being a frequent guest or bringing in a large group or family reunion.

■ If you're traveling from one European destination to another, get a rail pass good in two or three countries through Rail Europe (home to Eurail and BritRail; 888-382-7245 or www.RailEurope.com). If you're traveling with others, rent a car rather than buying plane or train tickets for each of you. If you must fly within Europe, use a discount carrier such as Ryan Air (www.ryanair.com) or EasyJet (www.easyjet.com). Also check rates from EuropeByAir (www.europebyair.com), which sells $99 one-way passes within Europe to 150 European cities. You must buy Eurail and BritRail passes and EuropeByAir tickets before leaving the United States.

■ Do as the locals do. Dine in nontourist-type restaurants. Eat a hearty breakfast and have a snack for lunch. Pack picnic lunches. Drink local wines and beers. Select local cuisine. Take the bus, subway or light rail instead of taxis. Live in an apartment or hotel with kitchenettes. Buy half-price theater tickets. In London, use the Society of London Theatre Company's Web site: www.officiallondontheatre.co.uk.

ASSOCIATED PRESS

Proud Wurzburg sculpts a Baroque niche

#51

By LISA ABEND
SPECIAL TO THE HERALD

WURZBURG, Germany — A confession: I had never heard of Tilman Riemenschneider. To be honest, I would have been hard-pressed to state with confidence that Tilman Riemenschneider was a person, and not, say, a runny cheese.

But once I arrived in this city, about an hour and 15 minutes from the Frankfurt airport by high-speed train, I realized quickly I could not admit my ignorance: everyone here is clearly proud of Riemenschneider. I went to the opening of an exhibit on Riemenschneider (Aha! getting closer), and a journalist from a Frankfurt newspaper, upon hearing that a visitor from the United States was there, rushed up to ask eagerly what Americans thought of Riemenschneider. "Uh," was my educated response.

Riemenschneider, it turns out, was a medieval German sculptor. He had a workshop in Wurzburg in the late 1400s and early 1500s, and many of his beautifully expressive carvings in stone and wood are scattered throughout the city's churches and museums. He also was mayor of Wurzburg, and despite (or perhaps because of) his power, spent a few years in prison for backing the losing side in the Peasant War.

I learned all this at two major exhibitions that Wurzburg has mounted this year to celebrate its 1300th birthday. I also learned how great a gap my previous ignorance represented, for Riemenschneider's work as a craftsman (in that era, he would have eschewed the label artist) was unparalleled.

His sculptures hint at the Renaissance just then getting under way in Germany; although deeply pious, they also reflect a kind of delight in the human form. His faces of Adam and Eve, for example, convey gentle emotion; the fingers of Mary as she lightly supports her baby are graceful and fluid.

The Marienberg fortress, home until the early 1700s of all of Wurzburg's ruling prince-bishops, houses one of the exhibits. Set upon a hill lined with vineyards and overlooking the city from across the Main river, the fortress provides a striking setting for Riemenschneider's work.

Inside, in the Mainfrankisches museum, the exhibition focuses on the period in Riemenschneider's life when he was at the height of his artistic and political powers. A number of the works on display were created by his then-flourishing workshop, but they all convey — with almost factorylike precision — the signature expressions and fluidity for which Riemenschneider was known.

Among the more than 200 works, my favorite was the towering figure of the Apostle Philip. With his rippling jowls and bulging cheeks, Riemenschneider's Philip looks, for all the world like a smug, well-fed burgermeister.

Back in town, the exhibit at the Dom (or cathedral) museum has a very different feel. For several years now, the museum's curator has been delighting and infuriating Wurzburg residents with his insistence on displaying ancient and medieval works side by side with contemporary pieces, and he gives Riemenschneider the same treatment.

Focusing specifically on the artist's faith, this exhibition is arranged thematically, so that a Riemenschneider crucifix stands across from a Beidermeyer cross carved from wood made to look like pleated paper, and an elegantly polished 16th century Pieta forms the backdrop for Katha Kollwitz's 1937 version, in which a bronze Mary cradles the body of her son into her Russian babuschka's body.

By the time I had finished with both exhibitions, I felt like a Riemenschneider expert. Which isn't to say that I was necessarily ready for more.

Fortunately, there are plenty of reasons to visit Wurzburg that have nothing to do with the sculptor. Utterly destroyed by Allied bombs on March 16, 1945, the city was rebuilt from scratch, and today Wurzburg looks as Baroque as it ever did, with its delightful blend of Necco-colored houses and towering spires.

Tucked into a bend of the Main river, the city is home to what is perhaps the most impressive Baroque palace outside of Versailles. Built in the 1720 by then-unknown architect Baltasar Neumann, the Wurzburg Residence stretches at least the length of a city block and contains a series of rooms as extravagantly decorated as anything the Sun King might have thought up.

Wurzburg also is in one of the leading wine-producing regions in Germany, creating fruity white wines sold in Franconia's characteristically round-bottomed green bottles. One of the best wineries in town can be found beneath the 16th century rooms of the Juliusspital, a still-functioning hospital founded by another of the city's favorite sons, the Prince Bishop Julius Eckhert. The town also boasts an old university, a stereotypically Teutonic town hall built in 1376 and an impressively Gothic stone bridge. There are also plenty of lovely churches, from the picturesque Kappele set on a hillside across the river to the Cathedral of St. Kilian whose Romanesque spires dominate the city center.

And where there are churches in Wurzburg, there are more Riemenschneiders.

For more information, go to www.wuerzburg.de.cq.





RENAISSANCE: Wurzburg, Germany's most prized treasures are sculptures such as this one by Tilman Riemenschneider, above right. Wurzburg's soaring Teutonic town hall, above left, was built in 1376.

JOHN J. CRAPO · PRO SE



QUITE A SITE: The Marienberg fortress houses more than 200 works.

Proud Wurzburg sculpts a Baroque niche

By LISA ABEND
SPECIAL TO THE HERALD

WURZBURG, Germany — A confession: I had never heard of Tilman Riemenschneider. To be honest, I would have been hard-pressed to state with confidence that Tilman Riemenschneider was a person, and not, say, a runny cheese.

But once I arrived in this city, about an hour and 15 minutes from the Frankfurt airport by high-speed train, I realized quickly I could not admit my ignorance: everyone here is clearly proud of Riemenschneider. I went to the opening of an exhibit on Riemenschneider (Aha! getting closer), and a journalist from a Frankfurt newspaper, upon hearing that a visitor from the United States was there, rushed up to ask eagerly what Americans thought of Riemenschneider. "Uh," was my educated response.

Riemenschneider, it turns out, was a medieval German sculptor. He had a workshop in Wurzburg in the late 1400s and early 1500s, and many of his beautifully expressive carvings in stone and wood are scattered throughout the city's churches and museums. He also was mayor of Wurzburg, and despite (or perhaps because of) his power, spent a few years in prison for backing the losing side in the Peasant War.

I learned all this at two major exhibitions that Wurzburg has mounted this year to celebrate its 1300th birthday. I also learned how great a gap my previous ignorance represented, for Riemenschneider's work as a craftsman (in that era, he would have eschewed the label artist) was unparalleled.

His sculptures hint at the Renaissance just then getting under way in Germany; although deeply pious, they also reflect a kind of delight in the human form. His faces of Adam and Eve, for example, convey gentle emotion; the fingers of Mary as she lightly supports her baby are graceful and fluid.

The Marienberg fortress, home until the early 1700s of all of Wurzburg's ruling prince-bishops, houses one of the exhibits. Set upon a hill lined with vineyards and overlooking the city from across the Main river, the fortress provides a striking setting for Riemenschneider's work.

Inside, in the Mainfrankisches museum, the exhibition focuses on the period in Riemenschneider's life when he was at the height of his artistic and political powers. A number of the works on display were created by his then-flourishing workshop, but they all convey — with almost factorylike precision — the signature expressions and fluidity for which Riemenschneider was known.

Among the more than 200 works, my favorite was the towering figure of the Apostle Philip. With his rippling jowls and bulging cheeks, Riemenschneider's Philip looks for all the world like a smug, well-fed burgermeister.

Back in town, the exhibit at the Dom (or cathedral) museum has a very different feel. For several years now, the museum's curator has been delighting and infuriating Wurzburg residents with his insistence on displaying ancient and medieval works side by side with contemporary pieces, and he gives Riemenschneider the same treatment.

Focusing specifically on the artist's faith, this exhibition is arranged thematically, so that a Riemenschneider crucifix stands across from a Beidermeyer cross carved from wood made to look like pleated paper, and an elegantly polished 16th century Pieta forms the backdrop for Katha Kollwitz's 1937 version, in which a bronze Mary cradles the body of her son into her Russian babuschka's body.

By the time I had finished with both exhibitions, I felt like a Riemenschneider expert. Which isn't to say that I was necessarily ready for more.

Fortunately, there are plenty of reasons to visit Wurzburg that have nothing to do with the sculptor. Utterly destroyed by Allied bombs on March 16, 1945, the city was rebuilt from scratch, and today Wurzburg looks as Baroque as it ever did, with its delightful blend of Necco-colored houses and towering spires.

Tucked into a bend of the Main river, the city is home to what is perhaps the most impressive Baroque palace outside of Versailles. Built in the 1720 by then-unknown architect Baltasar Neumann, the Wurzburg Residence stretches at least the length of a city block and contains a series of rooms as extravagantly decorated as anything the Sun King might have thought up.

Wurzburg also is in one of the leading wine-producing regions in Germany, creating fruity white wines sold in Franconia's characteristically round-bottomed green bottles. One of the best wineries in town can be found beneath the 16th century rooms of the Juliusspital, a still-functioning hospital founded by another of the city's favorite sons, the Prince Bishop Julius Eckhert. The town also boasts an old university, a stereotypically Teutonic town hall built in 1376 and an impressively Gothic stone bridge. There are also plenty of lovely churches, from the picturesque Kappele set on a hillside across the river to the Cathedral of St. Kilian, whose Romanesque spires dominate the city center.

And where there are churches in Wurzburg, there are more Riemenschneiders.

For more information, go to www.wuerzburg.de.





PAID

RENAISSANCE: Wurzburg, Germany's most prized treasures are sculptures such as this one by Tilman Riemenschneider, above right. Wurzburg's soaring Teutonic town hall, above left, was built in 1376.

#52 John J. CRAPO pro se



QUITE A SITE: The Marienberg fortress houses more than 200 works.

Proud Wurzburg sculpts a Baroque niche

By LISA AREND [illegible]

WURZBURG, Germany – [illegible] confession: [illegible] Riemenschneider [illegible] I would have been hard pressed to state with confidence that Tilman Riemenschneider was a person, and not, say, a rummy cheese [illegible].

But once I arrived in this city about an hour and 15 minutes from the Frankfurt airport by high-speed train, I realized quickly I could not admit my ignorance to anyone. There is clearly [illegible] Riemenschneider. I went to the opening of an exhibit on Riemenschneider [illegible] closed, and a journalist from a Frankfurt newspaper, upon hearing that a visitor from the United States was there, rushed up to ask [illegible] Americans thought of Riemenschneider. [illegible] response [illegible].

Riemenschneider, it turns out, was a medieval German sculptor. He had a workshop in Wurzburg in the late 1400s and early 1500s, and many of his beautifully expressive carvings in stone and wood are scattered throughout the city's churches and museums. He also was mayor of Wurzburg and, despite (or perhaps because of) his power, spent a few years in prison for backing the losing side in the Peasants' War.

I learned all this at two major exhibitions that Wurzburg has mounted this year to celebrate its 500th birthday. I also learned how great a gap my previous ignorance represented, for Riemenschneider's work as a craftsman [illegible] would have eschewed the label [illegible] was unparalleled.

His sculptures hint at the Renaissance just then getting under way in Germany; although deeply pious, they also reflect a kind of delight in the human form. His faces of Adam and Eve, for example, convey gentle emotion; the fingers of Mary as she lightly supports her baby are graceful and fluid.

The Marienberg fortress, home until the early 1700s of all of Wurzburg's ruling prince-bishops, houses one of the exhibits. Set upon a hill lined with vineyards and overlooking the city from across the Main river, the fortress provides a striking setting for Riemenschneider's works.

Inside, in the Mainfrankisches museum, the exhibition focuses on the period in Riemenschneider's life when he was at the height of his artistic and political powers. A number of the works on display were created by his then-flourishing workshop, but they all convey – with almost factorylike precision – the signature expressions and fluidity for which Riemenschneider was known.

Among the more than 200 works, my favorite was the towering figure of the Apostle Philip. With his rippling cowls and bulging cheeks, Riemenschneider's Philip looks [illegible].

Back in town, the exhibit at the Dom (or cathedral) [illegible] has a very different feel. For several years now, the museum curator has been delighting and infuriating Wurzburg residents with his insistence on displaying ancient and medieval works side by side with contemporary pieces, and he gives Riemenschneider the same treatment.

Focusing specifically on the artist's faith, this exhibition is arranged thematically, so that a Riemenschneider crucifix stands across from a [illegible] cross carved from wood made to look like pleated paper, and an elegantly polished 16th-century Pieta forms the backdrop for Kathe Kollwitz's 1937 version, in which a bronze Mary cradles the body of her son into her Russian babushka's body.

By the time I had finished with both exhibitions, I felt like a Riemenschneider expert. Which is not to say that I was necessarily ready for more.

Fortunately, there are plenty of reasons to visit Wurzburg that have nothing to do with the sculptor. Utterly destroyed by Allied bombs on March 16, 1945, the city was rebuilt from scratch, and today Wurzburg looks as Baroque as it ever did, with its delightful blend of Necco-colored houses and towering spires.

Tucked into a bend of the Main river, the city is home to what is perhaps the most impressive Baroque palace outside of Versailles. Built in the 1720s by then-unknown architect Baltasar Neumann, the Wurzburg Residence stretches at least the length of a city block and contains a series of rooms as extravagantly dec[illegible] as anything the Sun King might have thought up.

Wurzburg also is in one of the leading wine-producing regions in Germany, creating fruity white wines sold in Franconia's characteristically round-bottomed green bottles. One of the best wineries in town can be found beneath the 16th-century rooms of the Juliusspital, a still-functioning hospital founded by another of the city's favorite sons, the Prince-Bishop Julius Echter. The town also boasts an old university, a stereotypically Teutonic town hall built in 1376 and an impressively Gothic stone bridge. There are also plenty of lovely churches, from the picturesque Kappele, set on a hillside across the river, to the Cathedral of St. Kilian, whose Romanesque spires dominate the city center.

And where there are churches in Wurzburg, there are more Riemenschneiders.

For more information, go to www.wuerzburg.de.





RENAISSANCE: Wurzburg, Germany's most prized treasures are sculptures such as this one by Tilman Riemenschneider, above right. Wurzburg's soaring Teutonic town hall, above left, was built in 1376.



QUITE A SITE: The Marienberg fortress houses more than 200 works.

HARVARD · HAA · ALUMNI ASSOCIATION™

Dear Harvard Traveler:

IMMERSE YOURSELF IN THE SPIRIT of the enchanting Danube during an unforgettable six-night cruise from Nuremberg to Vienna to experience the region's captivating holiday markets and signature music. There is no better way to get into the spirit of the season than by visiting a region where many of our most cherished holiday traditions began.

A SEASONAL HIGHLIGHT in *Mittel Europa*, traditional *Christkindlmärkte* have flourished in Austria and southern Germany for nearly 700 years, providing opportunities for local artisans to display their wares in magical winter settings, against a backdrop of towns and villages carpeted in snow. We visit the world-famous Christmas markets of Munich, Nuremberg, Regensburg, and Salzburg. For those who appreciate the enduring quality of traditional craftwork, this is an unparalleled shopping experience.

FOR SIX DAYS, we cruise the Danube aboard one of Europe's finest river craft, the M/S *Amadeus*, enjoying a rich musical program of private holiday concerts along the way, including the Weissenkirchen children's choir and musicians in historic costume in Vienna. We enjoy the spectacular winter scenery of Germany and Austria, soul-warming regional cuisine, and the essence of the holidays at *Christkindl*.

WE ARE HONORED TO BE ACCOMPANIED on our journey by the esteemed Dr. James Yannatos, director of the Harvard-Radcliffe Orchestra. An accomplished lecturer, composer, and conductor, Dr. Yannatos brings us his unique insights into the region and its music. His knowledge and talent will add immeasurably to our experience. I hope you will join us on this unique holiday experience as we cruise the Danube this December!

Best regards,

Philip Lovejoy
Associate Director, Alumni Education



Faculty

Professor James Yannatos

We are pleased to be accompanied on this trip by faculty member Dr. James Yannatos. Dr. Yannatos is a conductor, violinist, and composer. He received his Ph.D. from the University of Iowa before coming to Harvard in 1964. He directs the Harvard-Radcliffe Orchestra and teaches an undergraduate course in conducting. Several of his works were published in the past few years, and CDs of his music have been released by Albany Records. Dr. Yannatos will celebrate 40 years at Harvard University this year.

Special Feature

Travelers who play musical instruments are invited to bring their instruments along with them on this cruise. We will have the unprecedented opportunity to gather for daily, informal sessions on board to play chamber music in the company of Dr. Yannatos.


Christkindlmarkt
VIENNA TOURISM

PAID John J. CRAPO

PAID

#54

#55 John J. CRAPO mo Se, AA AR



VIENNA
SHOP
DINING ROOM
RECEPTION / OFFICE
BAR
LOUNGE
Mozart DECK
Strauss DECK
Haydn DECK

Following lunch at one of Austria's oldest restaurants, St. Peter's Keller, there is time to explore the Christmas Market, one of the finest in the country, before returning to the ship in Linz.

M/S AMADEUS (B/L/D)

Wachau Valley / Vienna

THURSDAY, DECEMBER 16

Upon arrival in Melk, visit the 900-year-old Benedictine Abbey, one of the most significant Baroque complexes in all of Europe. A guided tour of the interior includes the abbey's marvelous library and huge cloister. Continue across the river to the village of Weissenkirchen for a private tasting of some of the best wines grown in *Mittel Europa*, while the local children's choir joyously sings songs of the season. After reboarding the *Amadeus*, our cruise takes us past some of the most beautiful scenery along the Danube shores, the lovely Wachau Valley, en route to Vienna. After dinner aboard, travel to the city center for a concert of Mozart and Strauss music performed by artists in period costume.

M/S AMADEUS (B/L/D)

Vienna / Home

FRIDAY, DECEMBER 17

Disembark early this morning and transfer to the airport for the flight home.

(B)

Program Rates

Per person, double occupancy
Haydn Deck $3,395
Strauss Deck $3,995
Mozart Deck $4,595

Per person, single occupancy
Haydn Deck $4,095
Strauss Deck $4,795

A limited number of singles are available at these rates. Additional singles are available at 1.7 times the share rate.

AIRFARE: Airfare from the U.S. to Munich is additional. Information about suggested air arrangements will be provided with confirmation of reservations.

WHAT IS INCLUDED:
Six nights aboard the Austrian-flagged *Amadeus* ▪ Two nights at Hotel Platzl, Munich ▪ 22 meals as indicated in the itinerary (7 breakfasts, 8 lunches, 7 dinners) ▪ Welcome and farewell receptions ▪ Comprehensive program of lectures, shore excursions, and special events ▪ Transfers and baggage handling between airports, piers, and hotels for those traveling on group flights ▪ Gratuities to ship's crew, guides, and drivers ▪ Port taxes ▪ Pre-departure materials, including reading list and travel information ▪ Lecture program by study leader ▪ Professional tour management throughout

WHAT IS NOT INCLUDED:
Domestic and international airfare ▪ Airport transfers for those not taking group flights ▪ Passport and visa fees ▪ Trip cancellation/interruption and baggage insurance ▪ Other items of a personal nature such as laundry, room service, telephone, fax and e-mail charges and alcoholic beverages not noted above

Optional Post-Tour Extension Vienna

PAID

DECEMBER 17-19, 2004

Spend two additional nights in the imperial city of Vienna and enjoy a panoramic tour of the city and visits to the Town Hall and the Christmas Market. At every turn Vienna offers impressive reminders of the vigorous Hapsburg dynasty. We travel by coach around the *Ringstrasse*, the wide boulevard encircling the central city, ending at St. Stephen's Cathedral, considered the heart and soul of Vienna since the twelfth century. We continue on a walking tour, admiring the festive decorations adorning the city center, and afterwards [illegible] to enjoy the Christmas Market. The following day we visit famous Schönbrunn Palace. This grand Baroque residence of the imperial family takes its name from [illegible] on the site. Accommodations are at the [illegible] Hotel [illegible]


Music & Magic
of the
Holiday Season
#56
PAID
Holiday Markets Along the Danube
John J. CRAPO
HARVA
HAA
ALUMNI ASSOC
A HOLIDAY CRUISE ABOARD
M/S AMADEUS DECEMBER 8-17, 2004


Music
& Magic
of the
Holiday Season
#57
Holiday Markets Along the Danube
JOHN J. CRAPO, Prod
HARVARD
HAA
A HOLIDAY CRUISE ABOARD
M/S AMADEUS DECEMBER 8-17, 2004


Music & Magic
of the
Holiday Season
#58
PAID
Holiday Markets Along the Danube
JOHN J. CRAPO pro se
HARVARD
HAA
A HOLIDAY CRUISE ABOARD
M/S *AMADEUS* DECEMBER 8-17, 2004

Music & Magic of the Holiday Season

John J. CRAPO, PRO SE

Holiday Markets Along the Danube

#59


HARVARD
HAA

A HOLIDAY CRUISE ABOARD
M/S *AMADEUS* DECEMBER 8-17, 2004


Music & Magic
of the
Holiday Season
John J. CRAPO, Rio Sr
Holiday Markets Along the Danube
#60
PAID
A HOLIDAY CRUISE ABOARD
M/S AMADEUS DECEMBER 8-17, 2004


& Magic
of the
Holiday Season
PAID
Holiday Markets Along the Danube
#61 to John J. Crapo
A HOLIDAY CRUISE ABOARD
M/S AMADEUS DECEMBER 8-17, 2004

#62

The *Amadeus*

FROM ITS OPEN TOP DECK, perfect for skyline or star gazing, to its spacious staterooms, the Austrian-registered M/S *Amadeus* is a delightful way to travel the Danube. Designed for the smoothest, quietest, and safest cruise, this 73-cabin vessel offers all the comforts of a four-star hotel along with state-of-the-art technology. The staterooms are among the largest of any European river vessel, with private baths, individually controlled thermostats and audio systems, full-length closets, and beds that may either be separated as twins or combined for doubles. An internationally trained chef creates continental meals, and every day the pastry chef prepares fresh bread and pastries. The dining room offers one seating for meals, and tea is served daily. Choose a book from the cozy library, or simply savor the passing scenery from the lounge with its floor-to-ceiling windows. Combining modern technology with Old World luxury and charm is a specialty of the *Amadeus*.

Highlights

ARRIVE in Munich and overnight at the Hotel Platzl situated in historic **Old Town Munich** between the picturesque Marienplatz, the legendary Hofbräuhaus, the Viktualienmarkt and the Bavarian State Opera.

EXPERIENCE **unparalleled shopping** as local artisans display their wares in magical winter settings at the world-renowned **Christmas Markets of Munich, Nuremberg, Salzburg, and Regensburg.**

RETIRE to the cozy warmth of **M/S *Amadeus*** for a six night cruise on the **Danube** onboard one of **Europe's finest river craft**—combining modern technology, Old World comfort, and fine continental cuisine.

SAVOR the flavors of the region: bratwurst and beer in Munich in typical Bavarian fashion and the famous wines of the **Wachau Valley** at a private tasting in Weissenkirchen.

ENJOY a rich schedule of private concerts amid Europe's most memorable settings, in the company of the esteemed **Dr. James Yannatos, Director of the Harvard-Radcliffe Orchestra**— including a children's choir in Weissenkirchen and a Mozart and Strauss concert in Vienna.

kinko's®

June 27,2004 12:09 Page: 1
Receipt #: 108462
Discover #: XXXXXXXXXXXX5810
2004/06/27 11:51
JOHN J. CRAPO, PRO SE

Qty	Description	Amount
21	ES B&W S/S White 8.5 x11	1.89
	SubTotal:	1.89
	Taxes:	0.09
	Total:	1.98

JJC/jjc

The Cardholder agrees to pay the Issuer of the charge card in accordance with the agreement between the Issuer and the Cardholder.

PAID

2 Center Plaza 617-973-9000
Boston, MA 02108
www.kinkos.com



HARVARD ALUMNI ASSOCIATION HAA

Harvard Alumni Association
124 Mt. Auburn Place, 6th Floor
Cambridge, MA 02138

PAID
Same
SAME

PRSRT STD
U.S. Postage
PAID
Permit #106
Blaine, WA

#63



Same



ROTHENBURG TOURISM SERVICE

**********MIXED AADC 980
JOHN J. CRAPO 63 131
PORTER SQUARE
PO BOX 151
CAMBRIDGE MA 02140

Music and Magic of the Holiday Season:
Holiday Markets Along the Danube
DECEMBER 8-17, 2004

kinko's®

June 27,2004 12:09 Page: 1
Receipt #: 108462
Discover #: XXXXXXXXXXXX5810
2004/06/27 11:51
JOHN J. CRAPO, PRO SE

Qty	Description	Amount
21	ES B&W S/S White 8.5 x11	1.89

SubTotal:	1.89
Taxes:	0.09
Total:	1.98

JJC/ii PAID

The Cardholder agrees to pay the Issuer of the charge card in accordance with the agreement between the Issuer and the Cardholder.

2 Center Plaza 617-973-9000
Boston, MA 02108
www.kinkos.com

#64



Harvard Alumni Association
124 Mt. Auburn Place, 6th Floor
Cambridge, MA 02138



PAID

PRSRT STD
U.S. Postage
PAID
Permit #106
Blaine, WA



PAID



*********MIXED AADC 980
JOHN J. CRAPO 63 131
PORTER SQUARE
PO BOX 151
CAMBRIDGE MA 02140

Music and Magic of the Holiday Season:

Obituaries

#65

Charles E. Clapp II, 80; was a federal tax court judge

John J. CRAPO PRO SE

By David Schoetz
GLOBE CORRESPONDENT



CHARLES CLAPP

When people asked Charles Clapp how a college physics major ended up a federally appointed tax judge, he had a straightforward answer: His physics skills trained him to methodically work through problems to arrive at the most logical conclusions. The Honorable Charles E. Clapp II, who was appointed by President Reagan in 1983 to the US Tax Court, where he served for 15 years, died Wednesday in his Duxbury home of complications from heart disease. He was 80.

"To be appointed tax court judge is the pinnacle of the tax court profession," said his son, Charles of Hingham.

"He clearly made his mind up to make his mark."

Born in Newton, Judge Clapp graduated from Dedham High School in 1940.

He spent a postgraduate year at Deerfield Academy before attending Williams College in Williamstown. After graduating, he served as a Navy lieutenant in the Pacific theater from 1944 to 1946 on the amphibious transport ship USS Okanogan.

Judge Clapp entered Harvard Law School after the war, earning his degree in 1949.

On a double date during law school, he fell for Elinor Jones, who was actually his friend's companion for the evening. He married her two years later in 1951 and was recalled to active military duty during the Korean War, where he served as a navigator in the Atlantic Ocean and the Mediterranean Sea.

According to his wife, Judge Clapp soon decided that he did not want to spend his entire career as a naval officer. He earned a clerkship with Judge J. Edgar Murdock on the US Tax Court in Washington, a position he held for three years that exposed him to the post he would ascend to almost 30 years later. "If anything, it was a career that ended up coming full circle," said his son.

A desire to return to New England took the Clapp family to Rhode Island, where Judge Clapp took a job in 1955 at the Edwards & Angell law firm in Providence. After five years as a tax lawyer, he was named a partner in the firm, where he built a reputation for personal relationships with his clients. "Much more so than just being their lawyer, he was their friend and counsel," his son said.

Family members said Judge Clapp's loyalty to the Republican Party was one reason Reagan appointed him in 1983 to the US Tax Court.

The more critical reason, they said, was Judge Clapp's mastery of tax law and his high-minded sense of ethics. The work as a federal judge brought him to courthouses throughout the country and gave him and his wife opportunities to reconnect with old friends and visit their seven children.

"He loved that US map on his wall, marking the places where he sat from Honolulu to Anchorage," his son said.

Judge Clapp served as an active judge until 1993 and continued working as a senior judge for five more years.

He retired to his family's summer home in Duxbury in 1998.

According to his wife, his devotion to law was surpassed only by his love of family and a willingness to serve others.

"He made a definite decision that he would not let his job be the primary thing that took all his time," his wife said. "He wanted to spread that time around as much as he could."

A regular at the sporting events that his four daughters and three sons participated in, Judge Clapp regularly helped make their school lunches when they were children. He was active in the Boy Scouts of America, serving as the president of the Narragansett Scout Council and earning the council's highest honor, the Silver Beaver, for volunteerism.

He was elected three times to the Barrington Town Council in the 1970s, sat on the board of directors for the United Way of Rhode Island, and served as a trustee at the St. Andrew's School in Barrington.

Judge Clapp also loved the sea. He raced Beetle Catboats, 12-foot crafts his son described as "slow, pudgy, and wonderful to sail."

He also owned a larger Catboat named after his youngest daughter Nancy Elizabeth that he loved because it was big enough for the whole family to enjoy off the Duxbury shoreline.

"Half the family are out on that boat now," his wife said. "Out there on their father's boat on a beautiful sunny day."

In addition to his wife and son, Judge Clapp leaves two other sons, David of Lake Forest, Ill., and Peter of Rockport, Maine; four daughters, Judith of Prescott, Ariz., Martha Clapp Hall of Vernon, N.J., Loraine Clapp Codega of Barrington, R.I., and Nancy Elizabeth Clapp Kerber of Hingham; a brother, John Clapp of Savannah, Ga.; two sisters, Delina Clapp Macfarland of Orchard Park, N.Y.; and Patience Foster Moll of Old Lyme, Conn.; and 14 grandchildren.

A memorial service will be held Friday at noon in St. John the Evangelist Episcopal Church in Duxbury.

Obituaries

#66

Charles E. Clapp II, at 80; was a federal tax court judge

By David Schoetz
GLOBE CORRESPONDENT

When people asked Charles Clapp how a college physics major ended up a federally appointed tax judge, he had a straightforward answer: His physics skills trained him to methodically work through problems to arrive at the most logical conclusions. The Honorable Charles E. Clapp II, who was appointed by President Reagan in 1983 to the US Tax Court, where he served for 15 years, died Wednesday in his Duxbury home of complications from heart disease. He was 80.

"To be appointed tax court judge is the pinnacle of the tax court profession," said his son, Charles of Hingham.

"He clearly made his mind up to make his mark."

Born in Newton, Judge Clapp graduated from Dedham High School in 1940.

He spent a postgraduate year at Deerfield Academy before attending Williams College in Williamstown. After graduating, he served

CHARLES CLAPP

where he served as a navigator in the Atlantic Ocean and the Mediterranean Sea.

According to his wife, Judge Clapp soon decided that he did not want to spend his entire career as a naval officer. He earned a clerkship with Judge J. Edgar Murdock on the US Tax Court in Washington, a position he held for three

ents. "Much more so than just being their lawyer, he was their friend and counsel," his son said.

Family members said Judge Clapp's loyalty to the Republican Party was one reason Reagan appointed him in 1983 to the US Tax Court.

The more critical reason, they said, was Judge Clapp's mastery of tax law and his high-minded sense of ethics. The work as a federal judge brought him to courthouses throughout the country and gave him and his wife opportunities to reconnect with old friends and visit their seven children.

"He loved that US map on his wall, marking the places where he sat from Honolulu to Anchorage," his son said.

Judge Clapp served as an active judge until 1993 and continued working as a senior judge for five more years.

He retired to his family's summer home in Duxbury in 1998.

According to his wife, his devotion to law was surpassed only by his love of family and a willingness

of the Narragansett Scout Council and earning the council's highest honor, the Silver Beaver, for volunteerism.

He was elected three times to the Barrington Town Council in the 1970s, sat on the board of directors for the United Way of Rhode Island, and served as a trustee at the St. Andrew's School in Barrington.

Judge Clapp also loved the sea. He raced Beetle Catboats, 12-foot crafts his son described as "slow, pudgy, and wonderful to sail."

He also owned a larger Catboat named after his youngest daughter Nancy Elizabeth that he loved because it was big enough for the whole family to enjoy off the Duxbury shoreline.

"Half the family are out on that boat now," his wife said. "Out there on their father's boat on a beautiful sunny day."

In addition to his wife and son, Judge Clapp leaves two other sons, David of Lake Forest, Ill., and Peter of Rockport, Maine; four daughters, Judith of Prescott

Obituaries

#67

Charles E. Clapp II, at 80; was a federal tax court judge

By David Schoetz
GLOBE CORRESPONDENT

When people asked Charles Clapp how a college physics major ended up a federally appointed tax judge, he had a straightforward answer: His physics skills trained him to methodically work through problems to arrive at the most logical conclusions. The Honorable Charles E. Clapp II, who was appointed by President Reagan in 1983 to the US Tax Court, where he served for 15 years, died Wednesday in his Duxbury home of complications from heart disease. He was 80.

"To be appointed tax court judge is the pinnacle of the tax court profession," said his son, Charles of Hingham.

"He clearly made his mind up to make his mark."

Born in Newton, Judge Clapp graduated from Dedham High School in 1940.

He spent a postgraduate year at Deerfield Academy before attending Williams College in Williamstown. After graduating, he served where he served as a navigator in the Atlantic Ocean and the Mediterranean Sea.

CHARLES CLAPP

John L Clapp

According to his wife, Judge Clapp soon decided that he did not want to spend his entire career as a naval officer. He earned a clerkship with Judge J. Edgar Murdock on the US Tax Court in Washington, a position he held for three

ents. "Much more so than just being their lawyer, he was their friend and counsel," his son said.

Family members said Judge Clapp's loyalty to the Republican Party was one reason Reagan appointed him in 1983 to the US Tax Court.

The more critical reason, they said, was Judge Clapp's mastery of tax law and his high-minded sense of ethics. The work as a federal judge brought him to courthouses throughout the country and gave him and his wife opportunities to reconnect with old friends and visit their seven children.

"He loved that US map on his wall, marking the places where he sat from Honolulu to Anchorage," his son said.

Judge Clapp served as an active judge until 1993 and continued working as a senior judge for five more years.

He retired to his family's summer home in Duxbury in 1998.

According to his wife, his devotion to law was surpassed only by his love of family and a willingness

of the Narragansett Scout Council and earning the council's highest honor, the Silver Beaver, for volunteerism.

He was elected three times to the Barrington Town Council in the 1970s, sat on the board of directors for the United Way of Rhode Island, and served as a trustee at the St. Andrew's School in Barrington.

Judge Clapp also loved the sea. He raced Beetle Catboats, 12-foot crafts his son described as "slow, pudgy, and wonderful to sail."

He also owned a larger Catboat named after his youngest daughter Nancy Elizabeth that he loved because it was big enough for the whole family to enjoy off the Duxbury shoreline.

"Half the family are out on that boat now," his wife said. "Out there on their father's boat on a beautiful sunny day."

In addition to his wife and son, Judge Clapp leaves two other sons, David of Lake Forest, Ill., and Peter of Rockport, Maine; four daughters, Judith of Prescott

Obituaries

JOHN J. CRAPO. Pro Se

Charles E. Clapp II, at 80; was a federal tax court judge

By David Schoetz
GLOBE CORRESPONDENT

When people asked Charles Clapp how a college physics major ended up a federally appointed tax judge, he had a straightforward answer: His physics skills trained him to methodically work through problems to arrive at the most logical conclusions. The Honorable Charles E. Clapp II, who was appointed by President Reagan in 1983 to the US Tax Court, where he served for 15 years, died Wednesday in his Duxbury home of complications from heart disease. He was 80.

"To be appointed tax court judge is the pinnacle of the tax court profession," said his son, Charles of Hingham.

"He clearly made his mind up to make his mark."

Born in Newton, Judge Clapp graduated from Dedham High School in 1940.

He spent a postgraduate year at Deerfield Academy before attending Williams College in Williamstown. After graduating, he served as a Navy lieutenant in the Pacific theater from 1944 to 1946 on the amphibious transport ship USS Okanogan.

Judge Clapp entered Harvard Law School after the war, earning his degree in 1949.

On a double date during law school, he fell for Elinor Jones, who was actually his friend's companion for the evening. He married her two years later in 1951 and was recalled to active military duty during the Korean War, where he served as a navigator in the Atlantic Ocean and the Mediterranean Sea.

CHARLES CLAPP

According to his wife, Judge Clapp soon decided that he did not want to spend his entire career as a naval officer. He earned a clerkship with Judge J. Edgar Murdock on the US Tax Court in Washington, a position he held for three years that exposed him to the post he would ascend to almost 30 years later. "If anything, it was a career that ended up coming full circle," said his son.

A desire to return to New England took the Clapp family to Rhode Island, where Judge Clapp took a job in 1955 at the Edwards & Angell law firm in Providence. After five years as a tax lawyer, he was named a partner in the firm, where he built a reputation for personal relationships with his clients. "Much more so than just being their lawyer, he was their friend and counsel," his son said.

Family members said Judge Clapp's loyalty to the Republican Party was one reason Reagan appointed him in 1983 to the US Tax Court.

The more critical reason, they said, was Judge Clapp's mastery of tax law and his high-minded sense of ethics. The work as a federal judge brought him to courthouses throughout the country and gave him and his wife opportunities to reconnect with old friends and visit their seven children.

"He loved that US map on his wall, marking the places where he sat from Honolulu to Anchorage," his son said.

Judge Clapp served as an active judge until 1993 and continued working as a senior judge for five more years.

He retired to his family's summer home in Duxbury in 1998.

According to his wife, his devotion to law was surpassed only by his love of family and a willingness to serve others.

"He made a definite decision that he would not let his job be the primary thing that took all his time," his wife said. "He wanted to spread that time around as much as he could."

A regular at the sporting events that his four daughters and three sons participated in, Judge Clapp regularly helped make their school lunches when they were children. He was active in the Boy Scouts of America, serving as the president of the Narragansett Scout Council and earning the council's highest honor, the Silver Beaver, for volunteerism.

He was elected three times to the Barrington Town Council in the 1970s, sat on the board of directors for the United Way of Rhode Island, and served as a trustee at the St. Andrew's School in Barrington.

Judge Clapp also loved the sea. He raced Beetle Catboats, 12-foot crafts his son described as "slow, pudgy, and wonderful to sail."

He also owned a larger Catboat named after his youngest daughter Nancy Elizabeth that he loved because it was big enough for the whole family to enjoy off the Duxbury shoreline.

"Half the family are out on that boat now," his wife said. "Out there on their father's boat on a beautiful sunny day."

In addition to his wife and son, Judge Clapp leaves two other sons, David of Lake Forest, Ill., and Peter of Rockport, Maine; four daughters, Judith of Prescott, Ariz., Martha Clapp Hall of Vernon, N.J., Loraine Clapp Codega of Barrington, R.I., and Nancy Elizabeth Clapp Kerber of Hingham; a brother, John Clapp of Savannah, Ga.; two sisters, Delina Clapp MacFarland of Orchard Park, N.Y.; and Patience Foster Moll of Old Lyme, Conn.; and 14 grandchildren.

A memorial service will be held Friday at noon in St. John the Evangelist Episcopal Church in Duxbury.

#68

#69

Obituaries

JOHN J. CRAPO PRO SE

PAID

Charles E. Clapp II, at 80; was a federal tax court judge

By David Schoetz
GLOBE CORRESPONDENT

When people asked Charles Clapp how a college physics major ended up a federally appointed tax judge, he had a straightforward answer: His physics skills trained him to methodically work through problems to arrive at the most logical conclusions. The Honorable Charles E. Clapp II, who was appointed by President Reagan in 1983 to the US Tax Court, where he served for 15 years, died Wednesday in his Duxbury home of complications from heart disease. He was 80.

"To be appointed tax court judge is the pinnacle of the tax court profession," said his son, Charles of Hingham.

"He clearly made his mind up to make his mark."

Born in Newton, Judge Clapp graduated from Dedham High School in 1940.

He spent a postgraduate year at Deerfield Academy before attending Williams College in Williamstown. After graduating, he served as a Navy lieutenant in the Pacific theater from 1944 to 1946 on the amphibious transport ship USS Okanogan.

Judge Clapp entered Harvard Law School after the war, earning his degree in 1949.

On a double date during law school, he fell for Elinor Jones, who was actually his friend's companion for the evening. He married her two years later in 1951 and was recalled to active military duty during the Korean War,



CHARLES CLAPP

where he served as a navigator in the Atlantic Ocean and the Mediterranean Sea.

According to his wife, Judge Clapp soon decided that he did not want to spend his entire career as a naval officer. He earned a clerkship with Judge J. Edgar Murdock on the US Tax Court in Washington, a position he held for three years that exposed him to the post he would ascend to almost 30 years later. "If anything, it was a career that ended up coming full circle," said his son.

A desire to return to New England took the Clapp family to Rhode Island, where Judge Clapp took a job in 1955 at the Edwards & Angell law firm in Providence. After five years as a tax lawyer, he was named a partner in the firm, where he built a reputation for personal relationships with his clients. "Much more so than just being their lawyer, he was their friend and counsel," his son said.

Family members said Judge Clapp's loyalty to the Republican Party was one reason Reagan appointed him in 1983 to the US Tax Court.

The more critical reason, they said, was Judge Clapp's mastery of tax law and his high-minded sense of ethics. The work as a federal judge brought him to courthouses throughout the country and gave him and his wife opportunities to reconnect with old friends and visit their seven children.

"He loved that US map on his wall, marking the places where he sat from Honolulu to Anchorage," his son said.

Judge Clapp served as an active judge until 1993 and continued working as a senior judge for five more years.

He retired to his family's summer home in Duxbury in 1998.

According to his wife, his devotion to law was surpassed only by his love of family and a willingness to serve others.

"He made a definite decision that he would not let his job be the primary thing that took all his time," his wife said. "He wanted to spread that time around as much as he could."

A regular at the sporting events that his four daughters and three sons participated in, Judge Clapp regularly helped make their school lunches when they were children. He was active in the Boy Scouts of America, serving as the president of the Narragansett Scout Council and earning the council's highest honor, the Silver Beaver, for volunteerism.

He was elected three times to the Barrington Town Council in the 1970s, sat on the board of directors for the United Way of Rhode Island, and served as a trustee at the St. Andrew's School in Barrington.

Judge Clapp also loved the sea. He raced Beetle Catboats, 12-foot crafts his son described as "slow, pudgy, and wonderful to sail."

He also owned a larger Catboat named after his youngest daughter Nancy Elizabeth that he loved because it was big enough for the whole family to enjoy off the Duxbury shoreline.

"Half the family are out on that boat now," his wife said. "Out there on their father's boat on a beautiful sunny day."

In addition to his wife and son, Judge Clapp leaves two other sons, David of Lake Forest, Ill., and Peter of Rockport, Maine; four daughters, Judith of Prescott, Ariz., Martha Clapp Hall of Vernon, N.J., Loraine Clapp Codega of Barrington, R.I., and Nancy Elizabeth Clapp Kerber of Hingham; a brother, John Clapp of Savannah, Ga.; two sisters, Delina Clapp Macfarland of Orchard Park, N.Y.; and Patience Foster Moll of Old Lyme, Conn.; and 14 grandchildren.

A memorial service will be held Friday at noon in St. John the Evangelist Episcopal Church in Duxbury.

#70

Obituaries

Charles E. Clapp II, at 80; was a federal tax court judge

By David Schoetz
GLOBE CORRESPONDENT

When people asked Charles Clapp how a college physics major ended up a federally appointed tax judge, he had a straightforward answer: His physics skills trained him to methodically work through problems to arrive at the most logical conclusions. The Honorable Charles E. Clapp II, who was appointed by President Reagan in 1983 to the US Tax Court, where he served for 15 years, died Wednesday in his Duxbury home of complications from heart disease. He was 80.

"To be appointed tax court judge is the pinnacle of the tax court profession," said his son, Charles of Hingham.

"He clearly made his mind up to make his mark."

Born in Newton, Judge Clapp graduated from Dedham High School in 1940.

He spent a postgraduate year at Deerfield Academy before attending Williams College in Williamstown. After graduating, he served as a Navy lieutenant in the Pacific theater from 1944 to 1946 on the

CHARLES CLAPP

where he served as a navigator in the Atlantic Ocean and the Mediterranean Sea.

According to his wife, Judge Clapp soon decided that he did not want to spend his entire career as a naval officer. He earned a clerkship with Judge J. Edgar Murdock on the US Tax Court in Washington; a position he held for three years that exposed him to the post he would ascend to almost 30

John Crapo, 1980

ents. "Much more so than just being their lawyer, he was their friend and counsel," his son said.

Family members said Judge Clapp's loyalty to the Republican Party was one reason Reagan appointed him in 1983 to the US Tax Court.

The more critical reason, they said, was Judge Clapp's mastery of tax law and his high-minded sense of ethics. The work as a federal judge brought him to courthouses throughout the country and gave him and his wife opportunities to reconnect with old friends and visit their seven children.

"He loved that US map on his wall, marking the places where he sat from Honolulu to Anchorage," his son said.

Judge Clapp served as an active judge until 1993 and continued working as a senior judge for five more years.

He retired to his family's summer home in Duxbury in 1998.

According to his wife, his devotion to law was surpassed only by his love of family and a willingness to serve others.

"He made a definite decision

of the Narragansett Scout Council and earning the council's highest honor, the Silver Beaver, for volunteerism.

He was elected three times to the Barrington Town Council in the 1970s, sat on the board of directors for the United Way of Rhode Island, and served as a trustee at the St. Andrew's School in Barrington.

Judge Clapp also loved the sea. He raced Beetle Catboats, 12-foot crafts his son described as "slow, pudgy, and wonderful to sail."

He also owned a larger Catboat named after his youngest daughter Nancy Elizabeth that he loved because it was big enough for the whole family to enjoy off the Duxbury shoreline.

"Half the family are out on that boat now," his wife said. "Out there on their father's boat on a beautiful sunny day."

In addition to his wife and son, Judge Clapp leaves two other sons, David of Lake Forest, Ill., and Peter of Rockport, Maine; four daughters, Judith of Prescott, Ariz., Martha Clapp Hall of Vernon, N.J., Loraine Clapp Codeza of

#11 J.J.C.C. PRO SE

Obituaries

JOHN J. CRAPO

Charles E. Clapp II, at 80; was a federal tax court judge

By David Schoetz
GLOBE CORRESPONDENT

When people asked Charles Clapp how a college physics major ended up a federally appointed tax judge, he had a straightforward answer: His physics skills trained him to methodically work through problems to arrive at the most logical conclusions. The Honorable Charles E. Clapp II, who was appointed by President Reagan in 1983 to the US Tax Court, where he served for 15 years, died Wednesday in his Duxbury home of complications from heart disease. He was 80.

"To be appointed tax court judge is the pinnacle of the tax court profession," said his son, Charles of Hingham.

"He clearly made his mind up to make his mark."

Born in Newton, Judge Clapp graduated from Dedham High School in 1940.

He spent a postgraduate year at Deerfield Academy before attending Williams College in Williamstown. After graduating, he served as a Navy lieutenant in the Pacific theater from 1944 to 1946 on the amphibious transport ship USS Okanogan.

Judge Clapp entered Harvard Law School after the war, earning his degree in 1949.

On a double date during law school, he fell for Elinor Jones, who was actually his friend's companion for the evening. He married her two years later in 1951 and was recalled to active military duty during the Korean War,

CHARLES CLAPP

where he served as a navigator in the Atlantic Ocean and the Mediterranean Sea.

According to his wife, Judge Clapp soon decided that he did not want to spend his entire career as a naval officer. He earned a clerkship with Judge J. Edgar Murdock on the US Tax Court in Washington, a position he held for three years that exposed him to the post he would ascend to almost 30 years later. "If anything, it was a career that ended up coming full circle," said his son.

A desire to return to New England took the Clapp family to Rhode Island, where Judge Clapp took a job in 1955 at the Edwards & Angell law firm in Providence. After five years as a tax lawyer, he was named a partner in the firm, where he built a reputation for personal relationships with his clients. "Much more so than just being their lawyer, he was their friend and counselor," his son said.

Family members said Judge Clapp's loyalty to the Republican Party was one reason Reagan appointed him in 1983 to the US Tax Court.

The more critical reason, they said, was Judge Clapp's mastery of tax law and his high-minded sense of ethics. The work as a federal judge brought him to courthouses throughout the country and gave him and his wife opportunities to reconnect with old friends and visit their seven children.

"He loved that US map on his wall, marking the places where he sat from Honolulu to Anchorage," his son said.

Judge Clapp served as an active judge until 1993 and continued working as a senior judge for five more years.

He retired to his family's summer home in Duxbury in 1998.

According to his wife, his devotion to law was surpassed only by his love of family and a willingness to serve others.

"He made a definite decision that he would not let his job be the primary thing that took all his time," his wife said. "He wanted to spread that time around as much as he could."

A regular at the sporting events that his four daughters and three sons participated in, Judge Clapp regularly helped make their school lunches when they were children. He was active in the Boy Scouts of America, serving as the president of the Narragansett Scout Council and earning the council's highest honor, the Silver Beaver, for volunteerism.

He was elected three times to the Barrington Town Council in the 1970s, sat on the board of directors for the United Way of Rhode Island, and served as a trustee at the St. Andrew's School in Barrington.

Judge Clapp also loved the sea. He raced Beetle Catboats, 12-foot crafts his son described as "slow, pudgy, and wonderful to sail."

He also owned a larger Catboat named after his youngest daughter Nancy Elizabeth that he loved because it was big enough for the whole family to enjoy off the Duxbury shoreline.

"Half the family are out on that boat now," his wife said. "Out there on their father's boat on a beautiful sunny day."

In addition to his wife and son, Judge Clapp leaves two other sons, David of Lake Forest, Ill., and Peter of Rockport, Maine; four daughters, Judith of Prescott, Ariz., Martha Clapp Hall of Vernon, N.J., Loraine Clapp Codega of Barrington, R.I., and Nancy Elizabeth Clapp Kerber of Hingham; a brother, John Clapp of Savannah, Ga.; two sisters, Delina Clapp Macfarland of Orchard Park, N.Y.; and Patience Foster Moll of Old Lyme, Conn.; and 14 grandchildren.

A memorial service will be held Friday at noon in St. John the Evangelist Episcopal Church in Duxbury.

#71

Dear Pine St. INN Men's INN Homeless men Shelter. I can't find any of my shaves shoes, Sandals this establishment has many bottlers from me & other messages Re: My host problems sincerely John J. Crapo. Pro Se. my copy 55C/JJC Homeless June 18 2004

Obituaries

Walter Muelder, religious crusader and social activist, at 97

By Gloria Negri
GLOBE STAFF

Walter George Muelder, whose crusade for ecumenism and social justice inspired Martin Luther King Jr. among many others, died Saturday at Brigham and Women's Hospital following a heart attack.

The Rev. Dr. Muelder, a former dean and professor of social ethics at Boston University School of Theology, was 97.

"Martin Luther King Jr. affectionately noted Rev. Muelder as a significant influence in his path to nonviolence and civil rights," the theology school's current dean, Ray L. Hart, said in a statement. Rev.Muelder's seminar, "Race Relations," "inspired civil rights leaders Rev. Douglas Moore, who organized the first sit-in in North Carolina, and John Cartwright, [former head of BU's Martin Luther King, Jr. Center]," he wrote.

Although Rev. Muelder retired in 1972, he continued to teach until about a decade ago. For the past eight years he lived at Springhouse, a retirement community in Jamaica Plain, where he served on the board of directors. He remained active right up until his heart attack, his daughter, Linda Schell of Holbrook, said.

A Methodist minister and the son of one, Rev. Muelder made a lasting impact in the theological field, colleagues said, particularly in promoting religious ecumenism and the inclusion of African-Americans and women in the theological community.

In his younger years, Rev. Muelder was a social activist. Among his causes: the defense of residents of Japanese ancestry during World War II, and of victims of McCarthyism in the 1950s.

"Dad spoke out in support of Margaret Sanger, the birth control advocate, and, while studying in Germany in the 1930s took part with a small group of Americans in a large protest parade against the Nazi Party," Schell said.

"Dad was not reluctant to jump into controversial areas," she said, "but at the same time, he was often the calming voice in a group of passionate people, trying to keep things constructive."

Retired professor John Cartwright of St. Helena Island, S.C., both a student and later a colleague, said Rev. Muelder's "passion for social justice was renowned. Walter was before his time and a kind of pioneer in the whole business of inclusion of African-Americans and women in the theological community. Because of him, the School of Theology at BU was one of the first so-called 'white seminaries' that welcomed black students."

Rev. Muelder was also instrumental in doubling the size of the theology school's faculty and in moving the school from its isolated location on Beacon Hill to its present site on Commonwealth Avenue.

The dean worked for religious ecumenism through the World Council of Churches, of which he was a longtime member. "Walter believed there was something to be learned from all the great religions and that was reflected in the kinds of people he invited to the faculty of the school," Cartwright said.

Rev. Muelder also made a lasting impact on his subject area.

"Walter also defined the field of social ethics," Cartwright said. "I don't know whether that was being taught anywhere else at the time, but it was most characteristic of Walter. Being a student of philosophy and not simply a theologian, he felt ethics was broader than any other church doctrine."



#72
The Rev. Walter Muelder promoted religious ecumenism.
JOHN J. CRAPO. Pro Se

Albert Einstein publicly praised Rev. Muelder's "Idea of a Responsible Society," which he delivered as a lecture in 1954, according to a BU spokesman.

Rev. Muelder was dean of the theology school from 1945-72. Though that kept him preoccupied with administrative duties, it didn't prevent him from pursuing his joy of teaching. Rev. Muelder and his wife, Martha (Grotewohl) to whom he was married for 63 years, held Friday night social gatherings for his students, and he kept in touch with many of them — some for 30 or 40 years, Cartwright said.

Right after retirement, he taught for a year at Berea College in rural Kentucky, a school specifically set up for the education of the poor in Appalachia, where he first started his teaching career in 1934.

Rev. Muelder was born in Boody, Ill., one of seven children of the Rev. Epke Hermann and Minnie (Horlitz) Muelder, a dedicated Methodist couple who had immigrated from Germany. For his first few years, German was his main language.

Rev. Muelder attended Knox College in Galesburg, Ill., where he earned his bachelor of science degree, magna cum laude, in 1927.

He followed in his father's footsteps and enrolled in the BU School of Theology. The elder Muelder had graduated there in 1909 and had helped pay his tuition by preaching at the Methodist Church in North Stoughton. So did his son.

Rev. Muelder graduated from the School of Theology in 1930, magna cum laude, and he earned his doctorate from BU in 1933. An ordained elder of the United Methodist Church, Rev. Muelder served parishes in Illinois, Massachusetts, New Hampshire, and Wisconsin.

His sermons were not of the fire-and-brimstone nature, said retired BU dean George Makechnie, of Peterborough, N.H.

"Walter's messages were tied to the lives people were living. When Walter spoke, everyone listened because they knew he had something important to say," Makechnie said.

But he could still be intimidating.

"Walter was a frightening presence because he knew so much, because he was so thoroughly grounded in the history of theology and the history of the church," said retired BU professor Paul Deats, Jr. of Newton, who was one of his graduate students and a friend for 50 years.

Last week, Deats accompanied Rev. Muelder to Danvers where he spoke to a group of retired ministers about the role of their church in today's world. Rev. Muelder was presented with the Golden Cane Award for being the oldest Methodist clergyman in New England. The night before his death he listened to the ballgame between his beloved Red Sox and the Los Angeles Dodgers. The Red Sox won.

Besides his daughter, Rev. Muelder is survived by two other daughters, Sonja Devitt of Stratford, Conn. and Helga Wells of Swarthmore, Pa.; a brother, Milton E. of Lansing, Mich.; two sisters, Florence Smith of Columbus, Ohio, and Ruth Stank of Kenosha, Wis., and his companion, Elinor Downs of Boston; and five grandchildren.

A memorial service will be held at 10:30 a.m. Monday at BU's Marsh Chapel, 765 Commonwealth Avenue. Burial will be private.

Obituaries

#73 John J. Crapo, Pro Se

Walter Muelder, religious crusader and social activist, at 97

By Gloria Negri
GLOBE STAFF

Walter George Muelder, whose crusade for ecumenism and social justice inspired Martin Luther King Jr. among many others, died Saturday at Brigham and Women's Hospital following a heart attack.

The Rev. Dr. Muelder, a former dean and professor of social ethics at Boston University School of Theology, was 97.

"Martin Luther King Jr. affectionately noted Rev. Muelder as a significant influence in his path to nonviolence and civil rights," the theology school's current dean, Ray L. Hart, said in a statement. Rev.Muelder's seminar, "Race Relations," "inspired civil rights leaders Rev. Douglas Moore, who organized the first sit-in in North Carolina, and John Cartwright, [former head of BU's Martin Luther King, Jr. Center]," he wrote.

Although Rev. Muelder retired in 1972, he continued to teach until about a decade ago. For the past eight years he lived at Springhouse, a retirement community in Jamaica Plain, where he served on the board of directors. He remained active right up until his heart attack, his daughter, Linda Schell of Holbrook, said.

A Methodist minister and the son of one, Rev. Muelder made a lasting impact in the theological field, colleagues said, particularly in promoting religious ecumenism and the inclusion of African-Americans and women in the theological community.

In his younger years, Rev. Muelder was a social activist. Among his causes: the defense of residents of Japanese ancestry during World War II, and of victims of McCarthyism in the 1950s.

"Dad spoke out in support of Margaret Sanger, the birth control advocate, and, while studying in Germany in the 1930s took part with a small group of Americans in a large protest parade against the Nazi Party," Schell said.

"Dad was not reluctant to jump into controversial areas," she said, "but at the same time, he was often the calming voice in a group of passionate people trying to keep things constructive."

Retired professor John Cartwright of St. Helena Island, S.C., both a student and later a colleague, said Rev. Muelder's "passion for social justice was renowned. Walter was before his time and a kind of pioneer in the whole business of inclusion of African-Americans and women in the theological community. Because of him, the School of Theology at BU was one of the first so-called white seminaries' that welcomed black students."



The Rev. Walter Muelder promoted religious ecumenism.

Rev. Muelder was also instrumental in doubling the size of the theology school's faculty and in moving the school from its isolated location on Beacon Hill to its present site on Commonwealth Avenue.

The dean worked for religious ecumenism through the World Council of Churches, of which he was a longtime member. "Walter believed there was something to be learned from all the great religions and that was reflected in the kinds of people he invited to the faculty of the school," Cartwright said.

Rev. Muelder also made a lasting impact on his subject area.

"Walter also defined the field of social ethics," Cartwright said. "I don't know whether that was being taught anywhere else at the time, but it was most characteristic of Walter. Being a student of philosophy and not simply a theologian, he felt ethics was broader than any other church doctrine."

Albert Einstein publicly praised Rev. Muelder's "Idea of a Responsible Society," which he delivered as a lecture in 1954, according to a BU spokesman.

Rev. Muelder was dean of the theology school from 1945-72. Though that kept him preoccupied with administrative duties, it didn't prevent him from pursuing his joy of teaching. Rev. Muelder and his wife, Martha (Grotewohl) to whom he was married for 63 years, held Friday night social gatherings for his students, and he kept in touch with many of them — some for 30 or 40 years, Cartwright said.

Right after retirement, he taught for a year at Berea College in rural Kentucky, a school specifically set up for the education of the poor in Appalachia, where he first started his teaching career in 1934.

Rev. Muelder was born in Boody, Ill., one of seven children of the Rev. Epke Hermann and Minnie (Horlitz) Muelder, a dedicated Methodist couple who had immigrated from Germany. For his first few years, German was his main language.

Rev. Muelder attended Knox College in Galesburg, Ill., where he earned his bachelor of science degree, magna cum laude, in 1927.

He followed in his father's footsteps and enrolled in the BU School of Theology. The elder Muelder had graduated there in 1909 and had helped pay his tuition by preaching at the Methodist Church in North Stoughton. So did his son.

Rev. Muelder graduated from the School of Theology in 1930, magna cum laude, and he earned his doctorate from BU in 1933. An ordained elder of the United Methodist Church, Rev. Muelder served parishes in Illinois, Massachusetts, New Hampshire, and Wisconsin.

His sermons were not of the fire-and-brimstone nature, said retired BU dean George Makechnie, of Peterborough, N.H.

"Walter's messages were tied to the lives people were living. When Walter spoke, everyone listened because they knew he had something important to say," Makechnie said.

But he could still be intimidating.

"Walter was a frightening presence because he knew so much, because he was so thoroughly grounded in the history of theology and the history of the church," said retired BU professor Paul Deats, Jr. of Newton, who was one of his graduate students and a friend for 50 years.

Last week, Deats accompanied Rev. Muelder to Danvers where he spoke to a group of retired ministers about the role of their church in today's world. Rev. Muelder was presented with the Golden Cane Award for being the oldest Methodist clergyman in New England. The night before his death he listened to the ballgame between his beloved Red Sox and the Los Angeles Dodgers. The Red Sox won.

Besides his daughter, Rev. Muelder is survived by two other daughters, Sonja Devitt of Stratford, Conn. and Helga Wells of Swarthmore, Pa.; a brother, Milton E. of Lansing, Mich.; two sisters, Florence Smith of Columbus, Ohio, and Ruth Stank of Kenosha, Wis., and his companion, Elinor Downs of Boston; and five grandchildren.

A memorial service will be held at 10:30 a.m. Monday at BU's Marsh Chapel, 765 Commonwealth Avenue. Burial will be private.

Obituaries

#74 John J. Crapo, pro se

Walter Muelder, religious crusader and social activist, at 97

By Gloria Negri
GLOBE STAFF

Walter George Muelder, whose crusade for ecumenism and social justice inspired Martin Luther King Jr. among many others, died Saturday at Brigham and Women's Hospital following a heart attack.

The Rev. Dr. Muelder, a former dean and professor of social ethics at Boston University School of Theology, was 97.

"Martin Luther King Jr. affectionately noted Rev. Muelder as a significant influence in his path to nonviolence and civil rights," the theology school's current dean, Ray L. Hart, said in a statement. Rev.Muelder's seminar, "Race Relations," "inspired civil rights leaders Rev. Douglas Moore, who organized the first sit-in in North Carolina, and John Cartwright, [former head of BU's Martin Luther King, Jr. Center]," he wrote.

Although Rev. Muelder retired in 1972, he continued to teach until about a decade ago. For the past eight years he lived at Springhouse, a retirement community in Jamaica Plain, where he served on the board of directors. He remained active right up until his heart attack, his daughter, Linda Schell of Holbrook, said.

A Methodist minister and the son of one, Rev. Muelder made a lasting impact in the theological field, colleagues said, particularly in promoting religious ecumenism and the inclusion of African-Americans and women in the theological community.

In his younger years, Rev. Muelder was a social activist. Among his causes: the defense of residents of Japanese ancestry during World War II, and of victims of McCarthyism in the 1950s.

"Dad spoke out in support of Margaret Sanger, the birth control advocate, and, while studying in Germany in the 1930s took part with a small group of Americans in a large protest parade against the Nazi Party," Schell said.

"Dad was not reluctant to jump into controversial areas," she said, "but at the same time, he was often the calming voice in a group of passionate people trying to keep things constructive."



The Rev. Walter Muelder promoted religious ecumenism.

Retired professor John Cartwright of St. Helena Island, S.C., both a student and later a colleague, said Rev. Muelder's "passion for social justice was renowned. Walter was before his time and a kind of pioneer in the whole business of inclusion of African-Americans and women in the theological community. Because of him, the School of Theology at BU was one of the first so-called 'white seminaries' that welcomed black students."

Rev. Muelder was also instrumental in doubling the size of the theology school's faculty and in moving the school from its isolated location on Beacon Hill to its present site on Commonwealth Avenue.

The dean worked for religious ecumenism through the World Council of Churches, of which he was a longtime member. "Walter believed there was something to be learned from all the great religions and that was reflected in the kinds of people he invited to the faculty of the school," Cartwright said.

Rev. Muelder also made a lasting impact on his subject area.

"Walter also defined the field of social ethics," Cartwright said. "I don't know whether that was being taught anywhere else at the time, but it was most characteristic of Walter. Being a student of philosophy and not simply a theologian, he felt ethics was broader than any other church doctrine."

Albert Einstein publicly praised Rev. Muelder's "Idea of a Responsible Society," which he delivered as a lecture in 1954, according to a BU spokesman.

Rev. Muelder was dean of the theology school from 1945-72. Though that kept him preoccupied with administrative duties, it didn't prevent him from pursuing his joy of teaching. Rev. Muelder and his wife, Martha (Grotewohl) to whom he was married for 63 years, held Friday night social gatherings for his students, and he kept in touch with many of them — some for 30 or 40 years, Cartwright said.

Right after retirement, he taught for a year at Berea College in rural Kentucky, a school specifically set up for the education of the poor in Appalachia, where he first started his teaching career in 1934.

Rev. Muelder was born in Boody, Ill., one of seven children of the Rev. Epke Hermann and Minnie (Horlitz) Muelder, a dedicated Methodist couple who had immigrated from Germany. For his first few years, German was his main language.

Rev. Muelder attended Knox College in Galesburg, Ill., where he earned his bachelor of science degree, magna cum laude, in 1927.

He followed in his father's footsteps and enrolled in the BU School of Theology. The elder Muelder had graduated there in 1909 and had helped pay his tuition by preaching at the Methodist Church in North Stoughton. So did his son.

Rev. Muelder graduated from the School of Theology in 1930, magna cum laude, and he earned his doctorate from BU in 1933. An ordained elder of the United Methodist Church, Rev. Muelder served parishes in Illinois, Massachusetts, New Hampshire, and Wisconsin.

His sermons were not of the fire-and-brimstone nature, said retired BU dean George Makechnie, of Peterborough, N.H.

"Walter's messages were tied to the lives people were living. When Walter spoke, everyone listened because they knew he had something important to say," Makechnie said.

But he could still be intimidating.

"Walter was a frightening presence because he knew so much, because he was so thoroughly grounded in the history of theology and the history of the church," said retired BU professor Paul Deats, Jr. of Newton, who was one of his graduate students and a friend for 50 years.

Last week, Deats accompanied Rev. Muelder to Danvers where he spoke to a group of retired ministers about the role of their church in today's world. Rev. Muelder was presented with the Golden Cane Award for being the oldest Methodist clergyman in New England. The night before his death he listened to the ballgame between his beloved Red Sox and the Los Angeles Dodgers. The Red Sox won.

Besides his daughter, Rev. Muelder is survived by two other daughters, Sonja Devitt of Stratford, Conn. and Helga Wells of Swarthmore, Pa.; a brother, Milton E. of Lansing, Mich.; two sisters, Florence Smith of Columbus, Ohio, and Ruth Stank of Kenosha, Wis., and his companion, Elinor Downs of Boston; and five grandchildren.

A memorial service will be held at 10:30 a.m. Monday at BU's Marsh Chapel, 765 Commonwealth Avenue. Burial will be private.

Obituaries

#75 John J. Crapo. Pro Se

Walter Muelder, religious crusader and social activist, at 97

By Gloria Negri
GLOBE STAFF

Walter George Muelder, whose crusade for ecumenism and social justice inspired Martin Luther King Jr. among many others, died Saturday at Brigham and Women's Hospital following a heart attack.

The Rev. Dr. Muelder, a former dean and professor of social ethics at Boston University School of Theology, was 97.

"Martin Luther King Jr. affectionately noted Rev. Muelder as a significant influence in his path to nonviolence and civil rights," the theology school's current dean, Ray L. Hart, said in a statement. Rev.Muelder's seminar, "Race Relations," "inspired civil rights leaders Rev. Douglas Moore, who organized the first sit-in in North Carolina, and John Cartwright, [former head of BU's Martin Luther King, Jr. Center]," he wrote.

Although Rev. Muelder retired in 1972, he continued to teach until about a decade ago. For the past eight years he lived at Springhouse, a retirement community in Jamaica Plain, where he served on the board of directors. He remained active right up until his heart attack, his daughter, Linda Schell of Holbrook, said.

A Methodist minister and the son of one, Rev. Muelder made a lasting impact in the theological field, colleagues said, particularly in promoting religious ecumenism and the inclusion of African-Americans and women in the theological community.

In his younger years, Rev. Muelder was a social activist. Among his causes: the defense of residents of Japanese ancestry during World War II, and of victims of McCarthyism in the 1950s.

"Dad spoke out in support of Margaret Sanger, the birth control advocate, and, while studying in Germany in the 1930s took part with a small group of Americans in a large protest parade against the Nazi Party," Schell said.

"Dad was not reluctant to jump into controversial areas," she said, "but at the same time, he was often the calming voice in a group of passionate people, trying to keep things constructive."

Retired professor John Cartwright of St. Helena Island, S.C., both a student and later a colleague, said Rev. Muelder's "passion for social justice was renowned. Walter was before his time and a kind of pioneer in the whole business of inclusion of African-Americans and women in the theological community. Because of him, the School of Theology at BU was one of the first so-called 'white seminaries' that welcomed black students."

Rev. Muelder was also instrumental in doubling the size of the theology school's faculty and in moving the school from its isolated location on Beacon Hill to its present site on Commonwealth Avenue.

The dean worked for religious ecumenism through the World Council of Churches, of which he was a longtime member. "Walter believed there was something to be learned from all the great religions and that was reflected in the kinds of people he invited to the faculty of the school," Cartwright said.

Rev. Muelder also made a lasting impact on his subject area.

"Walter also defined the field of social ethics," Cartwright said. "I don't know whether that was being taught anywhere else at the time, but it was most characteristic of Walter. Being a student of philosophy and not simply a theologian, he felt ethics was broader than any other church doctrine."



The Rev. Walter Muelder promoted religious ecumenism.

Albert Einstein publicly praised Rev. Muelder's "Idea of a Responsible Society," which he delivered as a lecture in 1954, according to a BU spokesman.

Rev. Muelder was dean of the theology school from 1945-72. Though that kept him preoccupied with administrative duties, it didn't prevent him from pursuing his joy of teaching. Rev. Muelder and his wife, Martha (Grotewohl) to whom he was married for 63 years, held Friday night social gatherings for his students, and he kept in touch with many of them — some for 30 or 40 years, Cartwright said.

Right after retirement, he taught for a year at Berea College in rural Kentucky, a school specifically set up for the education of the poor in Appalachia, where he first started his teaching career in 1934.

Rev. Muelder was born in Boody, Ill., one of seven children of the Rev. Epke Hermann and Minnie (Horlitz) Muelder, a dedicated Methodist couple who had immigrated from Germany. For his first few years, German was his main language.

Rev. Muelder attended Knox College in Galesburg, Ill., where he earned his bachelor of science degree, magna cum laude, in 1927.

He followed in his father's footsteps and enrolled in the BU School of Theology. The elder Muelder had graduated there in 1909 and had helped pay his tuition by preaching at the Methodist Church in North Stoughton. So did his son.

Rev. Muelder graduated from the School of Theology in 1930, magna cum laude, and he earned his doctorate from BU in 1933. An ordained elder of the United Methodist Church, Rev. Muelder served parishes in Illinois, Massachusetts, New Hampshire, and Wisconsin.

His sermons were not of the fire-and-brimstone nature, said retired BU dean George Makechnie, of Peterborough, N.H.

"Walter's messages were tied to the lives people were living. When Walter spoke, everyone listened because they knew he had something important to say," Makechnie said.

But he could still be intimidating.

"Walter was a frightening presence because he knew so much, because he was so thoroughly grounded in the history of theology and the history of the church," said retired BU professor Paul Deats, Jr. of Newton, who was one of his graduate students and a friend for 50 years.

Last week, Deats accompanied Rev. Muelder to Danvers where he spoke to a group of retired ministers about the role of their church in today's world. Rev. Muelder was presented with the Golden Cane Award for being the oldest Methodist clergyman in New England. The night before his death he listened to the ballgame between his beloved Red Sox and the Los Angeles Dodgers. The Red Sox won.

Besides his daughter, Rev. Muelder is survived by two other daughters, Sonja Devitt of Stratford, Conn. and Helga Wells of Swarthmore, Pa.; a brother, Milton E. of Lansing, Mich.; two sisters, Florence Smith of Columbus, Ohio, and Ruth Stank of Kenosha, Wis., and his companion, Elinor Downs of Boston; and five grandchildren.

A memorial service will be held at 10:30 a.m. Monday at BU's Marsh Chapel, 765 Commonwealth Avenue. Burial will be private.

Obituaries

ter Muelder, religious crusader and social activist, at 97

y Gloria Negri
GLOBE STAFF

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JOHN J. CRAPO. NO. 5

#76

wright of St. Helena Island, S.C., both a student and later a colleague, said Rev. Muelder's "passion for social justice was renowned. Walter was before his time and a kind of pioneer in the whole business of inclusion of African-Americans and women in the theological community. Because of him, the School of Theology at BU was one of the first so-called white seminaries' that welcomed black students."

Rev. Muelder was also instrumental in doubling the size of the theology school's faculty and in moving the school from its isolated location on Beacon Hill to its present site on Commonwealth Avenue.

The dean worked for religious ecumenism through the World Council of Churches, of which he was a longtime member. "Walter believed there was something to be learned from all the great religions and that was reflected in the kinds of people he invited to the faculty of the school," Cartwright said.

Rev. Muelder also made a lasting impact on his subject area.

"Walter also defined the field of social ethics," Cartwright said. "I don't know whether that was being taught anywhere else at the time, but it was most characteristic of Walter. Being a student of philosophy and not simply a theologian, he felt ethics was broader

Albert Einstein publicly praised Rev. Muelder's "Idea of a Responsible Society," which he delivered as a lecture in 1954, according to a BU spokesman.

Rev. Muelder was dean of the theology school from 1945-72. Though that kept him preoccupied with administrative duties, it didn't prevent him from pursuing his joy of teaching. Rev. Muelder and his wife, Martha (Grotewohl) to whom he was married for 63 years, held Friday night social gatherings for his students, and he kept in touch with many of them — some for 30 or 40 years, Cartwright said.

Right after retirement, he taught for a year at Berea College in rural Kentucky, a school specifically set up for the education of the poor in Appalachia, where he first started his teaching career in 1934.

Rev. Muelder was born in Boody, Ill., one of seven children of the Rev. Epke Hermann and Minnie (Horlitz) Muelder, a dedicated Methodist couple who had immigrated from Germany. For his first few years, German was his main language.

Rev. Muelder attended Knox College in Galesburg, Ill., where he earned his bachelor of science degree, magna cum laude, in 1927.

He followed in his father's footsteps and enrolled in the BU School of Theology. The elder 1909 and had helped pay his tuition by preaching at the Methodist Church in North Stoughton. So did his son.

Rev. Muelder graduated from the School of Theology in 1930, magna cum laude, and he earned his doctorate from BU in 1933. An ordained elder of the United Methodist Church, Rev. Muelder served parishes in Illinois, Massachusetts, New Hampshire, and Wisconsin.

His sermons were not of the fire-and-brimstone nature, said retired BU dean George Makechnie, of Peterborough, N.H.

"Walter's messages were tied to the lives people were living. When Walter spoke, everyone listened because they knew he had something important to say," Makechnie said.

But he could still be intimidating.

"Walter was a frightening presence because he knew so much, because he was so thoroughly grounded in the history of theology and the history of the church," said retired BU professor Paul Deats, Jr. of Newton, who was one of his graduate students and a friend for 50 years.

Last week, Deats accompanied Rev. Muelder to Danvers where he spoke to a group of retired ministers about the role of their church in today's world. Rev. Muelder was presented with the Golden Cane Award for being the oldest Methodist clergyman in New England. The night before his death he listened to the ballgame between his beloved Red Sox and the Los Angeles Dodgers. The Red Sox won.

Besides his daughter, Rev. Muelder is survived by two other daughters, Sonja Devitt of Stratford, Conn. and Helga Wells of Swarthmore, Pa.; a brother, Milton E. of Lansing, Mich.; two sisters, Florence Smith of Columbus, Ohio, and Ruth Stank of Kenosha, Wis., and his companion, Elinor Downs of Boston; and five grandchildren.

A memorial service will be held at 10:30 a.m. Monday at BU's Marsh Chapel, 765 Commonwealth Avenue. Burial will be pri-

Obituaries

#77 77

Walter Muelder, religious crusader and social activist, at 97

John J. CRAPO. PRO SE

By Gloria Negri
GLOBE STAFF

Walter George Muelder, whose crusade for ecumenism and social justice inspired Martin Luther King Jr. among many others, died Saturday at Brigham and Women's Hospital following a heart attack.

The Rev. Dr. Muelder, a former dean and professor of social ethics at Boston University School of Theology, was 97.

"Martin Luther King Jr. affectionately noted Rev. Muelder as a significant influence in his path to nonviolence and civil rights," the theology school's current dean, Ray L. Hart, said in a statement. Rev.Muelder's seminar, "Race Relations," "inspired civil rights leaders Rev. Douglas Moore, who organized the first sit-in in North Carolina, and John Cartwright, [former head of BU's Martin Luther King, Jr. Center]," he wrote.

Although Rev. Muelder retired in 1972, he continued to teach until about a decade ago. For the past eight years he lived at Springhouse, a retirement community in Jamaica Plain, where he served on the board of directors. He remained active right up until his heart attack, his daughter, Linda Schell of Holbrook, said.

A Methodist minister and the son of one, Rev. Muelder made a lasting impact in the theological field, colleagues said, particularly in promoting religious ecumenism and the inclusion of African-Americans and women in the theological community.

In his younger years, Rev. Muelder was a social activist. Among his causes: the defense of residents of Japanese ancestry during World War II, and of victims of McCarthyism in the 1950s.

"Dad spoke out in support of Margaret Sanger, the birth control advocate, and, while studying in Germany in the 1930s took part with a small group of Americans in a large protest parade against the Nazi Party," Schell said.

"Dad was not reluctant to jump into controversial areas," she said, "but at the same time, he was often the calming voice in a group of passionate people trying to keep things constructive."

Retired professor John Cart-



The Rev. Walter Muelder promoted religious ecumenism.

wright of St. Helena Island, S.C., both a student and later a colleague, said Rev. Muelder's "passion for social justice was renowned. Walter was before his time and a kind of pioneer in the whole business of inclusion of African-Americans and women in the theological community. Because of him, the School of Theology at BU was one of the first so-called 'white seminaries' that welcomed black students."

Rev. Muelder was also instrumental in doubling the size of the theology school's faculty and in moving the school from its isolated location on Beacon Hill to its present site on Commonwealth Avenue.

The dean worked for religious ecumenism through the World Council of Churches, of which he was a longtime member. "Walter believed there was something to be learned from all the great religions and that was reflected in the kinds of people he invited to the faculty of the school," Cartwright said.

Rev. Muelder also made a lasting impact on his subject area.

"Walter also defined the field of social ethics," Cartwright said. "I don't know whether that was being taught anywhere else at the time, but it was most characteristic of Walter. Being a student of philosophy and not simply a theologian, he felt ethics was broader

Albert Einstein publicly praised Rev. Muelder's "Idea of a Responsible Society," which he delivered as a lecture in 1954, according to a BU spokesman.

Rev. Muelder was dean of the theology school from 1945-72. Though that kept him preoccupied with administrative duties, it didn't prevent him from pursuing his joy of teaching. Rev. Muelder and his wife, Martha (Grotewohl) to whom he was married for 63 years, held Friday night social gatherings for his students, and he kept in touch with many of them — some for 30 or 40 years, Cartwright said.

Right after retirement, he taught for a year at Berea College in rural Kentucky, a school specifically set up for the education of the poor in Appalachia, where he first started his teaching career in 1934.

Rev. Muelder was born in Boody, Ill., one of seven children of the Rev. Epke Hermann and Minnie (Horlitz) Muelder, a dedicated Methodist couple who had immigrated from Germany. For his first few years, German was his main language.

Rev. Muelder attended Knox College in Galesburg, Ill., where he earned his bachelor of science degree, magna cum laude, in 1927.

He followed in his father's footsteps and enrolled in the BU School of Theology. The elder

1909 and had helped pay his tuition by preaching at the Methodist Church in North Stoughton. So did his son.

Rev. Muelder graduated from the School of Theology in 1930, magna cum laude, and he earned his doctorate from BU in 1933. An ordained elder of the United Methodist Church, Rev. Muelder served parishes in Illinois, Massachusetts, New Hampshire, and Wisconsin.

His sermons were not of the fire-and-brimstone nature, said retired BU dean George Makechnie, of Peterborough, N.H.

"Walter's messages were tied to the lives people were living. When Walter spoke, everyone listened because they knew he had something important to say," Makechnie said.

But he could still be intimidating.

"Walter was a frightening presence because he knew so much, because he was so thoroughly grounded in the history of theology and the history of the church," said retired BU professor Paul Deats, Jr. of Newton, who was one of his graduate students and a friend for 50 years.

Last week, Deats accompanied Rev. Muelder to Danvers where he spoke to a group of retired ministers about the role of their church in today's world. Rev. Muelder was presented with the Golden Cane Award for being the oldest Methodist clergyman in New England. The night before his death he listened to the ballgame between his beloved Red Sox and the Los Angeles Dodgers. The Red Sox won.

Besides his daughter, Rev. Muelder is survived by two other daughters, Sonja Devitt of Stratford, Conn. and Helga Wells of Swarthmore, Pa.; a brother, Milton E. of Lansing, Mich.; two sisters, Florence Smith of Columbus, Ohio, and Ruth Stank of Kenosha, Wis., and his companion, Elinor Downs of Boston; and five grandchildren.

A memorial service will be held at 10:30 a.m. Monday at BU's Marsh Chapel, 765 Commonwealth Avenue. Burial will be pri-

Eric S. Marmorek, at 97; bore witness to the Holocaust

June 21, 2004 John J. CRAPO #78

By Emma Stickgold
GLOBE CORRESPONDENT

At 31, Eric S. Marmorek found himself amid thousands of fellow concentration camp prisoners in Germany, surrounded by atrocities that ravaged the European Jewish population starting in the late 1930s.

On Saturday, more than six decades after negotiating to purchase his freedom, the longtime Newton resident who helped found Sharon Memorial Park died at the North Hill retirement community in Needham. He was 97.

Betrayed by an employee at his family's tile business who alerted Nazi officials to his Jewish identity, Mr. Marmorek was taken away in 1938 to Dachau and Buchenwald, two German concentration camps.

Since it was relatively early in Adolf Hitler's reign, prisoners with connections to America could pay what was referred to as a "Jew tax" to regain their freedom. For more than a year, his brother, who was studying architecture in London, worked with relatives in the United States to fight for his release.

When the paperwork and money came through, Mr. Marmorek fled to London, where he stayed briefly before arriving in America in 1939.

He readily recalled the demeaning physical labor demanded of prisoners and the torture and death of countless Holocaust victims. The haunting memories, of his bunkmates tied up and hung by their arms, and of eating stale bread stored in stacks alongside the camp's toilets, became stories he relayed to fellow soldiers in the US Army, after he joined stateside efforts in 1944.

A military chaplain suggested that his concentration camp recollections would help soldiers better understand what their comrades were fighting against overseas.

When the war ended in 1945, Mr. Marmorek made a foray into the insurance business, working for Phoenix Mutual Life Insurance Co. for seven years.

He credited his days selling tiles in Vienna as the foundation for a business strategy that became the subject of several training books he wrote. "The sale doesn't begin until the third 'no,'" he said of his philosophy.

That persistence helped him as chief architect of Sharon Memorial Park, a Jewish burial ground in Sharon and Canton. Traveling the world to study similar parks during the design phase, he crafted a



Eric S. Marmorek



model that used strictly flat gravestones, later explaining that it symbolized equality of the deceased.

In 1948, a 317-acre parcel of land was put on the market, and a group of local businesses and community leaders worked to build a modern cemetery that follows strict Jewish burial traditions.

After serving for about two decades as the park's first executive vice president, Mr. Marmorek retired in 1968 and turned to consulting, helping to design and build memorial parks throughout the country.

"He was a very bright man, a thinker, and very creative," his daughter-in-law, Kathleen Marmorek of Newton, said yesterday. "He always was a tall, stately, European gentleman."

Mr. Marmorek received a master's degree in business administration from the University of Wirtschaft and a doctor of science of jurisprudence from the University of Vienna.

"I cannot take it for granted that I am here today," he told a local newspaper in 1994. "Of the 9 million Jews on the European continent, 6 million died. Two out of three. One of the three survived; I was that one. I am very grateful that members of the next generation can hear this testimony from an eyewitness."

Mr. Marmorek leaves his wife, Ruth (Derow) of Needham; his brother, Walter, of London; his son, Frank F., of Newton; his stepdaughter, Ellen Gordon of Natick, and stepson, Peter Derow of Bedford, N.Y.; a granddaughter, six step-grandchildren, and eight step-great-grandchildren. He was predeceased by his first wife, Greta (Steiner).

Services were held yesterday and burial was in Sharon Memorial Park.



#79

#80



(MR) JOHN J. CRAP
MY PROPERTY
FIND MEN'S
SANDALS, ETC

19 June 2004
Dear Pine Street INN Men's INN
Homeless Men's Shelter



I'm Looking for the other Sandal that is the match to this

Sincerely

John J. CRAPO
PRO SE
Non LWYR

JJC/jjc

#81

#82

7-ELEVEN
8 PARK PLAZA
BOSTON MA 021163952
6177202171
STORE#: 32480
TRY OUR NEW ISLAND SORBET
ONLY AT 7-ELEVEN

JOHN J. CRAPO.

1	Turkey Pita 10oz	3.29B
1	BEItalianBigSub PRO SE	3.29B
1	Boston Globe Daily	0.50

SUBTOTAL JJC/jjc 7.08
Meals Tax ON 6.58 0.33
TOTAL DUE JJC/jjc 7.41
CASH 8.00
CHANGE 0.59

THANK YOU
****** REPRINT ******
T#03 OP10 TRN3126 04/06/25 10:59 am

PAID

7-ELEVEN
8 PARK PLAZA
BOSTON MA 021163952
6177202171
STORE#: 32480
TRY OUR NEW ISLAND SORBET
ONLY AT 7-ELEVEN

JOHN J. CRAPO.

1	PprCoffe16z/473ml	1.19T
2	Host Apple Pie 3.5oz	1.98F
1	8238142004 PRO SE	0.50F
1	Boston Globe Daily	0.50

SUBTOTAL JJC/jjc 4.17
Meals Tax ON 1.19 0.06
TOTAL DUE 4.23
CASH 5.00
CHANGE 0.77

THANK YOU
****** REPRINT ******
T#03 OP02 TRN2232 04/06/24 08:54 am

PAID

J&T Mobil
273 East Berkeley
Boston, MA 02118

John J. CRAPO. PRO SE

Daily Herald		0.50
Host SuzyQ's	2 @ 0.99	1.98
Large Coffee		1.15T

JJC/jjc

Items: 4 Subtotal 3.63
Sales Tax 0.06
TOTAL $3.69
Cash 10.00
CHANGE DUE 6.31

892925e10s1517t2 06/25/04 08:23:57

THANK YOU FOR
CHOOSING MOBIL

PAID

J&T Mobil
273 East Berkeley
Boston, MA 02118

JOHN J. CRAPO. PRO SE

Large Coffee JJC/jjc 1.15T

Items: 1 Subtotal 1.15
Sales Tax 0.06
TOTAL $1.21
Cash 2.00
CHANGE DUE 0.79

892952e10s1517t2 06/25/04 08:33:42

THANK YOU FOR
CHOOSING MOBIL

PAID

PAID

#83

IRS Department of the Treasury
Internal Revenue Service

ANDOVER MA 05501-0025

In reply refer to: 0849205102
June 16, 2004 LTR 2645C
004-34-8050 200312 30 000
Input Op: 0849203942 16484
BODC: WI

JOHN JENNINGS CRAPO
PINE ST INN HOMELESS MENS SHELTER
444 HARRISON AVE APT 22
BOSTON MA 02118-2404440


PAID

TAXPAYER ACCOUNT
Taxpayer Identification Number: 004-34-8050
Tax Period(s): Dec. 31, 2003

Form: 1040

Dear Taxpayer:

Thank you for your correspondence of Apr. 19, 2004.

We haven't resolved this matter because we haven't completed all the research necessary for a complete response. We will contact you again within 60 days to let you know what action we are taking. You don't need to do anything further now on this matter.

If you have any questions, please call Mr. Richmond at 978-474-5336 between the hours of 4:30 PM. and 11:00 PM.. If the number is outside your local calling area, there will be a long-distance charge to you.

If you prefer, you may write to us at the address shown at the top of the first page of this letter.

Whenever you write, please include this letter with your telephone number and the hours we can reach you entered in the spaces provided below. You may want to keep a copy of this letter for your records.

Your telephone number (___)________________________ Hours ______________

We apologize for any inconvenience we may have caused you, and thank you for your cooperation.

Sincerely yours,

Maureen A. Judge

Maureen A. Judge
Department Manager, Department 5



Melodie Woerman/Plenteous Harvest photo

The lawn of St. David's Church, Topeka, Kan., is filled with crosses representing each of the U.S. and allied soldiers who have died during the war in Iraq. The project was begun by the parish youth group as a way to honor those who have died in the service of their country.

John J. CRAPO. Pro Se

Alabama Bishop Forbids Membership in Network

#89 of

Bishop Henry N. Parsley, Jr., of Alabama, has issued a "pastoral direction" to the Diocese of Alabama forbidding membership in the Network of Anglican Communion Dioceses and Parishes.

While other diocesan bishops have urged clergy not to affiliate with the network, Bishop Parsley's directive is believed to be the first instance of a diocesan bishop formally prohibiting membership in the network under a threat of ecclesiastical sanction.

In his letter to the clergy of Alabama, Bishop Parsley wrote, "the Network of Anglican Communion Dioceses and Parishes is a divisive organization outside the canonical structures of the Episcopal Church, the charter of which is undermining of the good order and mission of this church.

"As provided in the Canons," wrote Bishop Parsley, "I give Pastoral Direction to the rectors of the parishes of the Diocese of Alabama that they are neither to join the Network of Anglican Communion Dioceses and Parishes in their capacity as rector, nor as rector to sign a parish application to affiliate with the Network, and, if they have done so, to remove their signatures thereto."

The Rt. Rev. Robert W. Duncan, Bishop of Pittsburgh and moderator of the network, released a statement disputing Bishop Parsley's characterization of the network as being "outside" the Church, noting that it was conceived by Archbishop of Canterbury Rowan Williams and is recognized by 14 Anglican primates, serving as the only American connection to Anglicanism in the eyes of some primates.

Bishop Duncan urged Bishop Parsley "to reconsider his Pastoral Directive." He added, "Attempts to use episcopal power as a means of limiting the freedoms of faithful Episcopalians have proven utterly bankrupt over the last 30 years, leaving disunity and broken fellowships wherever they have been put in place."

Interest in the network was not widespread, Bishop Parsley told THE LIVING CHURCH. "I know of only two parishes involved with it." His decision to release a diocesan-wide letter, however, was "important to me as the bishop to give pastoral guidance to the whole diocese over this issue."

(The Rev.) George Conger

Colorado Priest Admonished Following Ceremony

PAID

The Rev. Bonnie Sarah Spencer, assistant rector of Church of the Good Shepherd, Centennial, Colo., began a six-week leave of absence June 2 after being admonished by the Bishop of Colorado for taking part in a commitment ceremony with her lesbian partner.

In issuing the godly admonition, the Rt. Rev. Robert J. O'Neill said Ms. Spencer's choice to have the ceremony was "of grave concern," but she had not violated the canons, the diocese's ethical guidelines for clergy, or diocesan sexual misconduct policy. Ms. Spencer apologized in a letter to clergy of the diocese, stating, "I do value mutual accountability and recognize a need for it in our community."

Writing to diocesan clergy, Bishop O'Neill explained that on April 24, Ms. Spencer and her partner went to Good Shepherd to commit their lives to each other before four others, using promises they had written. They exchanged rings and said Psalm 150. No one officiated, nor were there vestments, clerical collars, blessings or rites or wording from the prayer book. The church's interim rector had approved the use of the church.

Bishop O'Neill said Ms. Spencer and her partner asked his permission for a formal blessing of their relationship and he declined, as he has similar requests.

"In light of the tension that exists in the Church today regarding issues of human sexuality, it is both unfortunate and problematic that any clergyperson would unilaterally make such a decision with such potentially divisive consequences for the wider body," Bishop O'Neill wrote. "This is a time in which it is incumbent upon all of us, as clergy, to exercise restraint and the kind of mutual accountability that is essential to our common life and ministry."

To address sexuality issues, Bishop O'Neill formed a task force, which is expected to issue preliminary recommendations by the end June.

#90



MASSACHUSETTS

DRIVER'S LICENSE

NUMBER
S18557418

DATE OF BIRTH	CLASS	REST	HEIGHT	SEX
06-16-1937	D	B	5-10	M

EXPIRES
06-16-2009

CRAPO
JOHN J
10 AGASSIZ ST
SUITE 30
CAMBRIDGE, MA
02140-2825

06-16-1937





PAID



Class- D: Small vehicle less than 26,001 lbs, except School Bus.

Restrict- B: Corrective lenses



PAID

#91



Massachusetts Driver's License PAID

06-16-37 Date of Birth | 06-16-04 Expires | M Sex | 5'10" Height | D Class | S18557[illegible] Number

B
Restrict

CRAPO
JOHN J
10 AGASSIZ ST
SUITE 30
CAMBRIDGE, MA
02140-2825

Registrar

06-16-1937

Class - D: Small vehicle less than 26,001 lbs, except School Bus.

Restrictions -
B: Corrective lenses

www.mass.gov/rmv

PAID



Place change of address label here


The Secretary of State
of the United States of America
hereby requests all whom it may concern to permit the citizen/
national of the United States named herein to pass
SIGNATURE OF BEARER/SIGNATURE DU TITULAIRE
NOT VALID UNTIL SIGNED
UNITED STATES OF AMERICA
USA
CRAPO
UNITED STATES OF AMERICA
PASSPORT AGENCY
NATIONAL PASSPORT

#92

JOHN J. CRAPO



6

TIPS FOR TRAVELERS

1. Make sure you have a valid passport, and visas, if required. In case of an emergency, a relative in the U.S. should have a passport also.

2. Call the State Department's Citizens Emergency Center, at (202) 647-5225 for information on the areas to be visited. Stay aware of events in the country you are visiting.

3. Make two photocopies of your passport identification page. Leave one copy at home. Carry the other with you in a separate place from your passport. This will facilitate replacement if your passport is lost or stolen.

4. Leave a copy of your itinerary with family or friends at home, so that you can be contacted in case of emergency.

5. When traveling in disturbed or remote areas, or if residing abroad, register and keep in touch with the nearest American Embassy or Consulate.

6. Do not leave luggage unattended in public areas or accept packages from strangers.

7. Avoid conspicuous clothing and expensive jewelry and do not carry excessive amounts of money or unnecessary credit cards.

8. In order to avoid violating local laws, deal only with authorized agents when exchanging money or purchasing souvenirs.

9. Familiarize yourself with local laws and customs of the countries to which you are traveling. While in a foreign country, you are subject to its laws.

10. Contact the nearest U.S. consul if you get into trouble.

7

Entries/Entrées **Visas** *Departures/Sorties*

IT IS THE RESPONSIBILITY OF THE PASSPORT BEARER TO OBTAIN THE NECESSARY VISAS.

LE TITULAIRE DU PASSEPORT EST SEUL RESPONSABLE DE L'OBTENTION DES VISAS REQUIS.

#93

JOHN J. CRAPO, pro se

#94



24
Amendments and Endorsements
Modifications et Mentions Spéciales

#95
JOHN J. CRAPO Pro Se
JJC/ll


SENIOR



DUPL.

SELECTIVE SERVICE SYSTEM

REGISTRATION CERTIFICATE

John J. CRAPO

SELECTIVE SERVICE NO. 19 | 117 | 37 | 136

June 16, 1937 | New Bedford, Mass.

hazel | brn. | 5'9 | 150

none

3rd Feb.

#96

John J. CRAPO, pro Se

#97

VOTER REGISTRATION *To be completed by all applicants (Except at road test sites)*

Question One:

1. Do you want to register to vote ? ☒ Yes ☐ No

   A. Check "Yes" if you want to register to vote, or you are changing your name or address and want to be registered to vote with this new information.

   B. Check "No" if you are currently registered to vote and do not want to change your voter registration or do not want to register to vote.

If you answered "yes", complete question two and read the Affirmation Section below.

Question Two:

2. Please indicate party enrollment or political designation (check one). ☐ No Party (unenrolled) ☒ Democrat

   ☐ Republican ☐ Libertarian ☐ Green ☐ Political Designation (not a political party): ______

PLEASE ASK THE LICENSE CLERK FOR YOUR VOTER REGISTRATION RECEIPT

AFFIRMATION *To be read by customers registering to vote*

When you sign your name at the RMV counter to complete this transaction, you will be swearing (affirming) that you are the person identified in this form; that the within information is true; that you are a citizen of the United States; that you are not a person under a guardianship which prohibits your registering to vote; that you are not temporarily or permanently disqualified by law from voting because of corrupt practices in respect to elections; and that you consider the residential address recited in this form to be your home.

To register to vote in Massachusetts you must be:

- A U.S. CITIZEN;
- a Massachusetts resident; and
- at least 18 years old on or before the next election.

Confidentiality of voter registration information:

If you register to vote, or if you decline to register, this fact will remain confidential and will only be used for voter registration purposes; if you choose to register, the office at which you registered will remain confidential and will only be used for voter registration purposes.

Penalty for illegal registration:

Fine of not more than $10,000 or imprisonment for not more than five years or both M.G.L. c. 56 §8

UNDER 21 DRIVER'S LICENSE *To be read by all customers under the age of 21.*

Should you choose to renew your Driver's license before your 21st birthday, you will receive a vertical style "under 21" license. If you renew your license on or after your 21st birthday, you will receive the standard horizontal style license which does not have under 21 appearing on the license.

Official Notice:

Massachusetts law requires persons convicted of a sex offense to register with their local police departments.

For information, call 1-800-93MEGAN

VOTER REGISTRATION *To be completed by all applicants (Except at road test sites)*

Question One:

1. Do you want to register to vote ? ☒ Yes ☐ No

   A. Check "Yes" if you want to register to vote, or you are changing your name or address and want to be registered to vote with this new information.

   B. Check "No" if you are currently registered to vote and do not want to change your voter registration or do not want to register to vote.

If you answered "yes", complete question two and read the Affirmation Section below.

Question Two:

2. Please indicate party enrollment or political designation (check one). ☐ No Party (unenrolled) ☒ Democrat

   ☐ Republican ☐ Libertarian ☐ Green ☐ Political Designation (not a political party): ________

PLEASE ASK THE LICENSE CLERK FOR YOUR VOTER REGISTRATION RECEIPT

AFFIRMATION *To be read by customers registering to vote*

When you sign your name at the RMV counter to complete this transaction, you will be swearing (affirming) that you are the person identified in this form; that the within information is true; that you are a citizen of the United States; that you are not a person under a guardianship which prohibits your registering to vote; that you are not temporarily or permanently disqualified by law from voting because of corrupt practices in respect to elections; and that you consider the residential address recited in this form to be your home.

To register to vote in Massachusetts you must be:

- A U.S. CITIZEN;
- a Massachusetts resident; and
- at least 18 years old on or before the next election.

Confidentiality of voter registration information:

If you register to vote, or if you decline to register, this fact will remain confidential and will only be used for voter registration purposes; if you choose to register, the office at which you registered will remain confidential and will only be used for voter registration purposes.

Penalty for illegal registration:

Fine of not more than $10,000 or imprisonment for not more than five years or both M.G.L. c. 56 §8

UNDER 21 DRIVER'S LICENSE *To be read by all customers under the age of 21.*

Should you choose to renew your Driver's license before your 21st birthday, you will receive a vertical style "under 21" license. If you renew your license on or after your 21st birthday, you will receive the standard horizontal style license which does not have under 21 appearing on the license.

Official Notice:
Massachusetts law requires persons convicted of a sex offense to register with their local police departments.

For information call 1-800-93MEGAN

#99

10076 PS7RI 1MM 1/04 G003900

REGISTRY OF MOTOR VEHICLES
PO BOX 199100
BOSTON, MA 02119-9100

PRESORTED
First Class Mail
US Postage Paid
Comm. of Mass.
R M V

JOHN J CRAPO
BX 400151
CAMBRIDGE MA 02140-0002

FOR RECORDED INFORMATION ABOUT YOUR NEAREST
LOCATION, CALL (617) 351-4500 OR

BGDRAP1 02140



2

IMPORTANT INFORMATION

VISAS. IT IS THE RESPONSIBILITY OF THE PASSPORT BEARER TO OBTAIN THE NECESSARY VISAS.

LE TITULAIRE DU PASSEPORT EST SEUL RESPONSABLE DE L'OBTENTION DES VISAS REQUIS.

HEALTH. Under the International Health Regulations, a country may require an International Certificate of Vaccination only against yellow fever. Smallpox vaccination is **NOT** required by any country. **NO** immunizations are required to return to the United States. Prophylactic medication for malaria and certain other preventive measures are advisable for some travelers; check with your health care provider or local health department. Also, ensure that your immunizations for measles, mumps, rubella, polio, diphtheria, tetanus, and pertussis are up to date. If you become ill upon returning to the United States, inform your physician of your recent travel abroad. For more information, call (404) 832-4559 or see "Health Information for International Travel," stock no. 017-023-00192-2, P.O. Box 371954, Pittsburgh, PA 15250-7954.

HEALTH INSURANCE. Persons considering foreign travel should determine what health insurance coverage, if any, they require while outside the United States. Medicare does not cover health care costs outside the United States and its territories, except under limited circumstances in Canada and Mexico.

CUSTOMS SERVICE. The pamphlet "Know Before You Go" gives your current information about Customs requirements and how they apply to articles acquired abroad. Obtain a copy from your nearest Customs Office or from the U.S. Customs Service, P.O. Box 7407, Washington, DC 20044. The transportation of currency or bearer instruments in any amount is legal; however, if you take out of or bring into the United States more than $10,000 (U.S. or foreign currency, travelers checks, money orders, or other bearer monetary instruments), you are required by U.S. law to file a report with the U.S. Customs Service.

3

IMPORTANT INFORMATION

TREASURY. As of November 1993, the purchase or importation of Cuban, North Korean, Vietnamese, Libyan, Iraqi, or Yugoslav (Serbian and Montenegrin) goods or services and the importation of Haitian or Iranian goods or services are generally prohibited, except for informational materials and limited goods imported directly as accompanied baggage. Transactions related to travel in or to Cuba, Libya, or Iraq are generally prohibited. For current restrictions and licensing information, write the Office of Foreign Assets Control, U.S. Department of the Treasury, Second Floor Annex, Washington, DC 20220, or call (202) 622-2490.

AGRICULTURE. Your reentry into the United States will be speeded if you bring with you **NO** foreign meat or other animal products, birds, animals, fruits, vegetables, plants, soil, or other agricultural items. It is unlawful to import foreign agricultural items without permission, since they may carry destructive plant or animal pests and diseases. For specific information, write "Quarantines," PPQ, APHIS, U.S. Department of Agriculture, 6505 Belcrest Road, Hyattsville, MD 20782.

INTERNAL REVENUE SERVICE. All U.S. citizens working and residing overseas are required to file and report on their worldwide income. See IRS Publication 54 for an explanation of filing requirements and benefits.

LOSS, THEFT, OR DESTRUCTION OF PASSPORT should be reported immediately to local police authorities and to the Passport Services Office, Washington, DC 20520-4818, or, if overseas, to the nearest American Embassy or Consulate. Your passport is a valuable citizenship and identity document, so it should be carefully safeguarded. Its loss could cause you unnecessary travel complications, as well as significant expense.

THIS PASSPORT IS THE PROPERTY OF THE UNITED STATES GOVERNMENT. IT MUST BE SURRENDERED UPON DEMAND IF MADE BY AN AUTHORIZED REPRESENTATIVE OF THE UNITED STATES GOVERNMENT.

#100 JOHN J. CRAPO.
PRO SE
JJC/jjc





DRIVER LICENSE RENEWAL APPLICATION

Please complete this form on both sides.

BRING COMPLETED FORM

along with your driver's license to your nearest RMV branch office or to a convenient License Express location.

-DO NOT MAIL THIS FORM-

NO CASH Accepted at License Express Locations

False statements are punishable by fine, imprisonment or both M.G.L. c 90 §24

CUSTOMER SERVICE APPROVAL (RMV USE ONLY)
Date:
Initial:
Vision: Pass ☐ Fail ☐

(RMV USE ONLY) Batch Number:

ATTENTION CUSTOMER: *The following information is contained in the RMV database. Please verify accuracy. Make corrections in CHANGES or CORRECTIONS blocks below.*

JOHN J CRAPO
BX 400151
CAMBRIDGE MA 02140-0002

RESIDENTIAL ADDRESS:
10 AGASSIZ ST
SUITE 30
CAMBRIDGE MA 02140-2825

FOR RECORDED INFORMATION ABOUT YOUR NEAREST LOCATION, CALL (617) 351-4500 OR (800) 858-EXAM(3926), THEN PRESS 1,5; OR VISIT OUR WEB SITE AT WWW.MASS.GOV/RMV

SS# : 004348050
DOB : 06/16/1937
LIC#: S18557418

YOUR DRIVER'S LICENSE EXPIRES ON 06/16/04. RENEWAL FEE: $40.00

If your 21st birthday is on the above date, please see reverse side, "UNDER 21 DRIVER'S LICENSE".

If your license number is currently the same as your Social Security Number, do you want a random state assigned number for your license number (instead of your Social Security Number)? ☒ Yes ☐ No

CHANGES or CORRECTIONS: *Please print any changes or corrections to the above information neatly, in ball point pen. Changes to political party designation must be made on the REVERSE side of this form.*

Name: *Last, First, Middle*

Mail Address PO Box 400151 ~~**Apartment Number**~~

City CAMBRIDGE **State** MA **Zip Code** 02140-0151

Residential Address **Apartment Number**

City **State** **Zip Code**

Social Security Number **Date of Birth**

License Number **Sex (Additional documentation may be required)**

ID Requirements

If you do not have your current license or ID, you may need to provide three forms of identification. *Please see Appendix A of the Driver's Manual for a list of acceptable forms of identification. This list is also on our website at www.mass.gov/rmv*

SIGNATURES To be completed by all customers

This application will be processed through the National Driver Register (NDR) and/or the Commercial Driver License Information System (CDLIS) to verify the status of operating privileges in other jurisdictions and the social security number will be verified with the Social Security Administration. I, the undersigned, hereby apply for a license to operate motor vehicles or ID and swear (affirm), under the penalties of perjury, that the information I have provided in this application is true and, if renewing a CDL, I meet the qualification requirements listed in Title 49 CFR Part 391 or 540 CMR 2.06 and 14.00 I'M Homeless

Signature: John Jennings Crapo, pro se **Date:** June 16 2004

REQUIRED INFORMATION: *You must complete this section*

1. Do you want to have the organ donor designation printed on your driver's license? ☐ Yes ☒ No
   To register, complete an organ donor card at time of renewal

2. Has your license or RIGHT to operate ever been suspended or revoked here or in any other state? ☐ Yes ☒ No
   If yes where?
   Expiration Date
   If Yes, why?
   Has it been restored? ☐ Yes ☐ No
   Date:

3. Have you been convicted of, or adjudged a delinquent child by reason of, any crime involving the operation of a motor vehicle within the last ten years? (Do not include parking violations) ☐ Yes ☒ No

4. Do you have any physical, mental, or other condition that may affect your ability to safely operate a motor vehicle? ☐ Yes ☒ No

5. Are you currently taking any medication that could affect a person's ability to safely operate a motor vehicle? ☐ Yes ☒ No

Note: *If you answered yes to questions 3, 4, or 5, additional documentation may be required.*

- SEE REVERSE SIDE -

RMV02V0997

John J. CRAPO PRO SE AA ABE
JUNE TWENTY-FOURTH (24TH) 2004 Thursday
My projects: Buy Daily Newspapers
MY second nutrition, TO PHYSICIAN FOR
TREATMENT
June 23rd 2004. Wednesday
I'M very apprehensive
then upstairs I went with my
cart, my pajamas on, & my
robe on etc etc
6:45 PM to 9:45 PM, slept
some I've pain in my legs.
I use men's room. I flush
urinal after my urination
I wash my hands with soap
& water & I dry my hands with
towel
I intensely had to write this
9:55 PM to 12:50 AM I slept
some I have foot pain and other
such troubles. I use men's room I
urinate & I flush urinal after me. I went
in so called reading room I wash
my hands with soap & water & use
towel to dry. I'M fatigued
12:59 AM to 3:48 AM I slept some
room became cooler & I used Blanket
to keep warm. I try to have
Bowel movement I flush toilet
after me I wash dry my hands
I use towel & soap & water. I
wanted to sit in so called reading
room but it was inconvenient
3:50 AM to 4:44 AM I slept

102

John J. Crapo, prof. A.A.A.P.
JUNE 24 2004
some I ache my feet hurt.
I wish more rest & bed rest

PAID

5:30AM FLR me
~~5:43~~ AM in round seat 5:48AM
Loud argumentation 5:47AM
6:38 A.M. I'm in a circular seat
IN Bed Lobby Window area. TV chan-
nel Seven(07) is on.
6:23AM (6:25AM) I was in large men's
room. I searched for a vacant toilet.
one was available without toilet paper. I
found a roll of toilet paper in another
closet - just vacated. I had a bowel move-
ment but not as much as I wanted. I
exited closet after I flushed it & I went
to sink where I washed my hands with
soap and water. (couldn't find a towel)
IN Back ROOM I couldn't FIND a
Seat. - area around clothes window crowded
channel Seven(07) 6:49 AM Violence at
IRAQ 61° F.
~~At~~ 5:50AM I Waited BY White Box
5:58 AM I went 6:01 AM Breakfast Line
moved ahead. up ramp. I went
I with difficulty entered cafeteria and
put my ~~cart by~~ cart by metal
railing. I then went to end of start
about 6:40 AM a familiar look-
ing employee walked by
of breakfast line - I was
at small USA Flag fastened to

John J. Crapo pro se, A [illegible]
Jun. 24 2004 Thursday
wall -
7AM (NBC News) a black man allegedly beaten by a L A Police officer
6:06 AM. I was at table by exit outside My meal coffee, donuts, cereal, banana,
7:04 AM a familiar appearing man walked by - SNUBBING me.
milk orange juice (partly Frozen) I had also my IbuproFON + my [illegible] calcium with Vitamin D pill. a familiar appearing person sat down - said Nothing. When I got up to leave he greeted me I wished him a "good day at his own expense ... and No expense to me ..."
I departed cafeteria via dishwasher area and by metal railing where I got my cart.
4:45 AM my boots on & laced gently I remove [illegible] and slip from Bed quietly I taking them to bins opposite (7 feet away Nearly) man's room light not as good as I'D like the light to be: To Bed I carefully folded blanket, Neatly putting it UNDER pillow on Bed
Mr Clinton (former USA President) interviewed by Ms. COURIC (NBC 7:16 AM)
Before 5AM I devoutly knelt glanced under Bed and silently I prayed for peace, peaceful resolutions my troubles, and that my executor nominee Ms. W.P. SEGARRA has a good day. I Fastened

PAID

John J. CRAPO. pro Se. AA.
24 June 2004 - Thursday my satchel
to the load on my cart - person in Bed
next to one assigned to me. My robe
on I grab my shirt & I go accross
room up stairs - to landing then down
stairs one followed me - about
5AM I was at on second floor. a
familiar appearing employee unlocked
Locker for me slowly, I undressed slowly
I dressed. I put on some my Procter
and Gamble anti perspirant. There was
conversation - one person said someone
familiar is depressed and I said
7:40 AM someone interrupted me
I explained he was interfering. Finally
I got up and went to another
I couldn't comment on that
because I'm a Social Worker and although
non practicing - I'm afraid my comment
may be misinterpreted
persons came & went. I put pajamas
& towel in ~~Bins~~ Bins. I drank some water
etc etc. about 5:30 AM I went down stairs
Many rushed before me
at FLR one(?) to Large man's room I
went & I splashed water on my face & then
I brush ~~my teeth~~ ed my Teeth. I tidied sink
up best I could without a ~~cloth~~ clot
cloth. I couldn't find a towel
I sit on sticky Bench of backroom
Westerly 7:58 AM
8:35 AM I walked / hiked up Harrison

PAID

JOHN J. CRAPO, Pro Se, A.A.AB~~E~~
24 June 2004 Thursday Avenue
I'm frustrated. Someone came without an appointment ~~I don't know~~ it was unexpected. Someone ~~intrustive~~ INTRUSIVE. I'm ~~at~~ close to corner Kneeland ~~a~~ St + Harrison avenue. MY schedule has been disrupted

$4.23 7-Eleven
8 Park PLZA 02116-3952
coffee ...
2 Hostess Apple pies
B Herald B Globe
8:55 AM
I've Fatigue
9:03AM IN Lobby State Transp. BLDG.
I'm discouraged at troubles I've.

gusty wind cameras, took book out of my Bag to Write + I moved book around to Write Frustration! [illegible]

My coffee is cold
USA Americans adopt foreign children at rec'd rate, 3/4ths about q last Years adoptions Were Children From China ~~[illegible]~~, from Russia, Guatemala, S. Korea — Ms Thomas Atwood, president, of Natl Council for Adoption
today 77°/60° partly cloudy pleasant
Friday 77°/60° partly sunny, t-Storms
Sat 72°/60° showers & t-Storm
BANK of AMERICA sets stock split - 2 for one quarterly dividend 90¢ as of Sept 27 2004 $1.35 share
shares 165 - ... .90
$84.77
Mr Clinton's autobiography

106

John J. CRAPO. pro se [illegible]

June 24 2004 - Thursday PAID

3 58 1359 Addendum: as I exited [illegible]

90 Pine st INN Men's INN

12-23.10 homeless men's shelter I Noticed

someone reading a letter for someone

else & his being challenged in doing

that by a familiar [illegible] employee

Ms Stair comes down from a wall

which she'd climbing to it's top - Phantom

agrees to bring to justice the Alleged

perpetrators of the homicide Mr Bum-

STED INQUIRES of Pet Store owner about

a "talking parrot" inattentively I've glanced

at [illegible] Boston Herald B. [illegible] Globe

Mr Edward W Brooke is presented the

Presidential medal of Freedom by USA

President Mr Bush

inattentively I glanced at B Globe

$114,156 10:50AM junction of

West strt at Tremont strt

11:13AM at Cathedral Crossing

Book, etc 28 Temple Pl. $1 80 cents

Living church current ISSUE

at surface a familiar person

greeted me

11:25AM T FRANKLIN STrt orange line I couldn't

get in - I came down elevator I rang buzzer

no answer I could find - someone

with an MBTA Pass unlocked gate

by a swipe by his pass

Someone shouts obscenities

I Need to Toilet!!!

John J. CRAPO, PRO SE. AA PAID

4 2 3 June 24 2004 Thurs
21359 #1208 11:32 AM at Stat St
84 etc(c) Living church June 20
5436 2004 [illegible] [illegible] Entrance & DOWNTOWN
10872 crossing
114,1136 114,156 IN Canada - a New Anglican
Private

morning since I met a familiar ap-
pearing person exiting subway as I proceeded
to elevator to surface - (Mr) Carl Scovil. I ex-
plained I'M homeless & I Was victim lamp
libel/Slander. I explained I've a medical
appointment 11:42AM so I must be prompt

11:50AM at DR Lane's ofc. I went
UP elevator & I got permission to use Men's
room. I urinated & I flushed it down
then I wash my hands with Soap & Water
I dried myself I brushed my teeth.

11:54 AM the receptionist checked
me IN Doctor can't find key to ofc

12:06 PM a call Someone got up & went
to ?? I'M NOW ONE(01) of two(02) who
sit here

12:18 PM Mr ~~Gately~~ Gately - a patient -
has been called into ofc of DR Lane's

Talk of which elected as USA President
will keep clinic open at this location

12:30 PM I wait! a receptionist here
to NOW

12:45 P.M. I exited Dr Lane's who
examined my hands & is reviewing
my prescriptions of Lotions & plans

JOHN J. CRAPO, PRO SE, AAABK
24 JUNE 2004 - thursday
to ship it to me, apparently [illegible] he
inconvenienced by the USADVA out
pt clinic being closed one week
-6.30 (McDonald's) N station
1:07 PM IBUPROFON 1:20 PM
1:35 P.M. North Station MBTA 35¢
down [illegible] elevator I wait on platform
INBOUND
#01262 (1:40 P.M.)
concourse to Park St down
elevator to subway 1:48 PM I wait
platform crowded I feel wind
#01751 (1:50 PM) (1:58 P.M.)
at USADVA outpatient CLINIC
ADDENDUM (page seven) When Dr Lanes ush-
ered me to his office he had me sit to his
left. He alleged the right place for me to
sit would mean he'd injure/hurt his/or
might strain his Neck
2:05 P.M. elevator from platform
I went up on a at caller for up second only
(01) self [illegible] about 2:20 PM I used
Men's room I flush toilet after my urination
and I wash my hands with water
2:30 P.M. light switch elevator FOR
4 (four) [illegible] make it sixty (60) minutes
I at [illegible] sixty (60) 0-60
and my [illegible] & Gamble
soap. [illegible] find soap
I searched for my soap. I used
a dirty Napkin to turn knob of

John J. CRAPO, Jr. [X] ... PAID
24 JUNE 2004 Thurs
toilet room from no to exit
Very hot on FLR 04 (four) and
I sweat
to 2:59 PM I finish my fine pages of
my small gray covered Log
Addendum page # 108 my
next appointment for dental at
at Hines SA Dept of Veterans Affairs is
for December 30th 2004 Twelve (12)
noon
3:40 P.M I filed of my Bankings at
Commonwealth Cooperative Bank
and of New Haven Savings Bank
The fatigue I have is so very great.
4:10 P.M. Down elevator first one (01) down loaded
with people, I wait on next & down I went
with the Sales Manager.
4:29 P.M. I sit in section two (02) of
Lockers at table opposite mats. as I sat on a
familiar appearing employee moved table
and now sits on it top of table. ~~AFLR~~ on
FLR a person was with three (03) familiar
appearing staff about it
As I walked sidewalk outside - Pine
Street INN Men's INN, homeless men's shelter Some
one at at of entrance asked of me if I would
give her toilet paper.
I was admitted and Knott's cookies
and Grandma's homestyle chocolate chip
Cookies
familiar appearing employee Swearing

John J. CRAPO, pro se. [illegible] PAGE
24 JUNE 2004 - Thursday. into walkie
talkie or phone. then a familiar appearing
man came over and fondled said employ-
ee. as I arrived another familiar looking person
was restraining the aggressive familiar ap-
pearing person 4:45 P.M. another familiar
appearing man said to aggressor "shut
-up..."

5:02 PM I've corrected spelling
on one of my T Shirts - of word
"encamped"

a familiar appearing person stopped
by on his way to back yard + I noticed
him come back in

5:08 PM print on someone's shirt
"I HAVE A BONE TO PICK WITH YOU."

My Meal ticket #92 (5:12 P.M.)

6:09 PM on FCR [illegible] (03) Having
climbed stairs I went to [illegible] [illegible]
[illegible] men's room and I got sheets
+ slips quietly made bed I [illegible]
one in bed - another on bed and
others prepare their beds.

5:18 PM up stairs from FCR
[illegible] familiar appearing employee
on duty I go to alcove my cart I put
between lockers a familiar appearing
person ~~said~~ said he was at Dorchest-
er today. He asked me about my
day + I said about same.

I packed my things in Locker
which I secured I ~~got~~ ~~[illegible]~~

JOHN J. CRAPO. Pro Se. A[illegible] PAID
24 June 2004 Thursday [illegible]
[illegible] - which [illegible] to fit as well as I want
them to fit. I went to shower room
I showered - I used green [illegible] soap - and
then I rinsed off. I shampooed with
my green green soap. I rinsed off
[illegible] - then to room by stairs to the
three (03) I dried off more I took off my
robe I applied my [illegible] body lotion
to sensitive spots. I put on my robe
after putting on pajamas then I got my
[illegible] up stairs I went.
6:35PM to 8:48PM I slept
[illegible] men's room I urinate &
I flush toilet & wash my hands &
I use soap I [illegible] dry my hands
8:54PM to 12:10AM I slept some
with interruptions of my sleep
woke a pillow thrown on me
I use men's room & urinate
I wash my hands with soap & water
& dry my hands with towel
12:25AM to 3:30AM I slept some
but off & on - being woke up. Noise I hear
clap clap, etc. & whine whine, etc & oth-
er noise
I use men's room I've a very small
Bowel movement & I flush toilet after my
my hands I wash with soap and
water & dry with towel.
My feet hurt [illegible] in so called
reading room 3:45AM

John J. GRAPO pro se A [illegible] 25th
JUNE 25th 2004 Friday

4:43AM I want sleep. rest. [illegible]
I thought of my Mother's troubles. Her so-called being a victim of assault & battery
5:37AM on sticky Bench - in Back Room westerly. about 5:28Am I arrived on FLRONE/01
Before 5:25AM a familiar appearing person screaming, shouting "at Dawsons" AND talked loudly ~~of a set~~ of a section of Boston where he said he saw only "White people" He came into alcove to dress.
after 5:28 Am I went to large men's room easterly - a familiar person was IN IT. I splashed water on my face I couldn't Find a TOWEL I Brushed my teeth - I then urinated + I flush urinal after MY USE OF IT then I wash my hands with soap and water. I couldn't Find towel
4:44 Am upon putting on my Boots, lacing them, too I quietly, gently remove sheets From Bed - which I took to BINS - several feet from Men's room Door - light wasn't as good as I would like it to Be. At Bed I fastened ~~by tape~~ ~~to~~ my satchel to MY heavily loaded cart I folded carefully ~~the~~ blanket + put it under pillow. Blanket is / was damaged when I found it. I Devoutly knelt and I prayed for peace, peaceful resolution of my many troubles, and that Mr W.P. Segarra, my executor Nominee has

John J. CRAPO, Pro Se, AA ABE
25 June 2004 Friday
a good day 5:50 Am / before 4:55 Am

PAID

6:52 AM I'M IN Back room on Stick
Bench Westerly / having departed the large
men's room 6:35 Am in large men's room
Where I had my Bowel movement but Not as
much as I Wanted. I flushed toilet after
my use of IT. My movement was of many pieces,
it was akward toilettins. I washed dried
6:52 Am a familiar appearing man &
another at opened doorway of an other
my hands with soap and water I
couldn't Find a towel. On my Way to toilet
closet I noticed someone exit shower, with
article of clothes caught on a shower curtain
ring. Man thanked me for holding ring still
When he negotiated release of his article of
clothing.
5:54 Am ~~to 5:50~~ Am at White Box - at corner
of wall. I Wait at 5:54 Am I Notice Channel
Seven (07) TV is on + sound but much of prog-
ramming I didn't observe. TV is on other side
of room 6 Am I Waited + a familiar appear-
ing employee asked me about the senior Citizen
~~(front) of~~ (front OF) line - what have I heard. I
Said didn't hear as much as I would like
there's lots + lots of Noise IN this room - people
talking + talking + the TV is on and there is More
noise from the ~~equip~~ other Equipment IN room
and adjacent ones + there is Noise OF Walking, etc.
He agreed. ~~6:01 am~~ line moved forward + UP
the ramp to overtake the front of the beginn-

JOHN J. CRAPO, Pro Se, AA, ABE, PAID
25 JUNE 2004 - Friday
ing of Line ~~I Went By serving line - an aggress~~
I put my cart by metal railings and then
Went to archway of cafeteria entrance & line
moved slowly. Many after me took advant-
age of me putting my cart by railing
they were ahead of me when I got to line
& on way in to cafeteria they stood in mid-
dle of hallway - Making it hard for me to
get into ~~my~~ cafeteria with my cart. I went
to serving line. Man in front refused to take
tray on counter. I had to take it. I got
coffee From ~~URNS~~ coffee urn - one (01) cup.
To table I went by circul-aire machine cov-
ered by cabinet. My meal coffee, milk,
muffin frosted vanilla (white?), pineapple or
lemon & the muffin was very crummy or
a crummy cake, frozen apple juice. I had
trouble getting sugar. A ~~man~~ person walk-
ing by stopped & took it. MY MILK WAS
rancid. Date on bottle was June 27 (2004)
argument at table was June 27 last date
it could be sold, or was it on June 28th
it was no longer good. Previously unfriendly
~~man~~ person thanked me for warning
him of the milk. He went & got more
boxes of milk, and ~~put~~ left the cafeteria.
I had my ibuprofen and my calcium
with Vitamin D in it. While I was (8:15)
7:28 AM a familiar appearing
employee was near me as I
wrote

John J. Crapo. pro se A.A. A[illegible]
25 June 2004 Friday
Projects Buy daily newspapers, the second meat. Buy Visine artificial tears. MY Mail at Pine Street INN Men's INN Homeless Man's shelter
new tote Bag

June 25th 2004 Friday
6.06 Am I was in archway. Fan at corner of wall-where I turned for food receipt was off & it was unplugged and it's long cord was spread about on the floor
from p. 14 at table a familiar appearing man begged a $one(01) From me & I refused to give it to him.
I left cafeteria about 6:30 Am via dish washer area (I told Kitchen employee the milk was sour) and when I departed cafeteria I explained to employee on duty at door the milk was sour. I told her I noticed the flavor when I put it on cereal
The familiar appearing man at table [illegible] at breakfast complimented me on my beard
6:30 Am circa out of cafeteria
Before 4:55 Am I collected my things my sole on I[illegible] FLR three(03)
Down stairs I went. a man behind me & someone else rushing at FLR two about 4:58 Am a familiar appearing man employee unlocked my wall locker that my [illegible] between wall lockers. Slowly I undressed & dressed. I couldn't find

116

John J. CRAPO. pro se. AA, ABE
25 June 2004 - Friday
7:45 Am a familiar appearing [illegible] on duty - IN this room
my Procter & Gamble antiperspirant while I did my elementary dressing I wore my slippers. I put my pajamas and towel IN BIN I drank six (6) ounces of water from fountain. Water not as cold as I would've liked having it.... etc. I went down stairs to FLR one (01) Many [illegible] rushed by me at landing (FL TWO)
~~7:50 AM~~ 7:53 AM; this NOW
I trimmed lower part of my beard I'm out of shaving cream. It was ale Ward. I can't find anymore shavers
8:07 Am I heard talk someone has an appointment next week with some familiar appearing employee here at 5 PM (Wed) but I'll confirm
J+T Mobil 8:20 AM
B. Herald (I couldn't Find Globe)
large Black - I can't Find it now
2 Pkgs of Susy Q. F.
~~8:33 AM~~ 8:33 Am I went back to Mobil (J+T) & I bought another coffee a large one (01) - 1.21 I'm mistreated
I was seated on a rock at entrance to central driveway from E Berkeley St. & I was told to move it they are complaints from gas station I'm in [illegible] park or [illegible] INN etc. [illegible] reprimand by a familiar

John J. CRAPO. pro se. AA.ABE
25 June 2004 Friday
My projects Buy daily newspapers
Buy my second meal Buy VISINE artifi-
cial tears Buy shavers. Buy shaving
Cream, Buy hankerchiefs, go go to
self storage, my mail at 02118 -
BUY new tote bags -

appearing employee came just as I sat
to down & Noticed I couldn't Find the
coffee I bought. I'm offended and this
place is Noisy
addendum: (p16) I told employee I'm not one
(01) who threw small stones out on to pavement
which I Noticed recently being done
Boston Herald pidgeons fluttering through a
cathedral ceiling hole lead to discovery of a hidd-
en Renaissance fresco - believed to be more than
twenty-six (26) feet in diameter. a camera
was used & photographed it without removing
the ceiling the baroque ceiling - turned
out to be a false one (01) fresco fresco
was completed in 1481 & it was commissioned
by a papal envoy Mr (then) Rodrigo Borja, a
Spaniard, later to become Pope Alexander VI Cathed-
ral of at Valencia SPAIN
Fresco Fresco was believed concealed more
than 300 years
today 76°/61° partly SUNNY, T-Storms
Saturd 74°/59° Chance of Showers
Sunday 78°/58° Partly CLOUDY
MS-Starr [illegible] is in [illegible] with her

John J. CRAPO pro Se AA [illegible]
25 JUNE 2004 - Friday
Mo. the Najjar will get Phantoms [illegible]
10 Am [illegible] glanced at Boy [illegible]
10 AM at entrance a familiar
appearing [illegible] employee there [illegible]
[illegible] getting article [illegible]
10:03 AM I reported to mail clerk
+ I was made to wait since 10:1 [illegible]
[illegible] mail from USA [illegible] was
only [illegible] waiting [illegible]
[illegible] tell [illegible]
June 21 1st Receipt on 3 [illegible]
Dear Employee
I Received today from you [illegible]
at a mail from the USA INT. Rev. Service
Sincerely
John J. CRAPO pro Se
7 [illegible] Park [illegible]
= 741 11:07 AM [illegible] Turkey [illegible] Answer
[illegible] Big [illegible]
B Daily Globe [illegible]
11:07 AM [illegible] appearing [illegible]
below my left by Brick Wall [illegible]
[illegible] Stake [illegible]
Warbly [illegible] [illegible] [illegible]
my new car [illegible]
B [illegible] IRAN British military
personnel claimed + permitted to go to UK [illegible]
[illegible] [illegible]
Letter [illegible] the US Senator
Edward M. Kennedy [illegible]
[illegible]

John J. CRAPO Mo. so. A.A. ~~Ab~~

PA[illegible]19

25 June 2004

~~[illegible]~~ amend US Constitution would prohibit enforcement of any State Constitution provisions that authorize

The Massachusetts Amendment Civil Unions of MA Would prohibit same sex marriage but would authorize civil union. A civil union would give same ~~[illegible]~~ basic rights ~~[illegible]~~ in ~~[illegible]~~ sex couples by the State of marriage ~~[illegible]~~ but without ~~[illegible]~~ marriage

Orange restrictions during Democratic National Convention - at Boston anything larger than a briefcase or purse will be searched. On orange Line anything larger than a briefcase or purse will be searching

New Bedford 2003 : eleven homicide a new high for the city of ~~93,000~~ 93,000

Mr Henry David Thoreau "Language of Friendship is Not words but ~~[illegible]~~ Meanings"

Mony Group Trades

I didn't get a ~~[illegible]~~ proxy Statement for it's annual meeting of Shareholders of MONY Group, INC

at Copy Center duplicate copy of today's letter from the Hon US IRS also my license to DRIVE

in Massachusetts, we glanced at Boston Globe, and Boston Herald

$ 32.60 1:18 P.M. CVS Pharmacy Center PLZA

shaver, Two (02) expandable tote Bags

Visine Tears Gillette Fit Foaming Shave

Cream [illegible]

John J. CRAPO. Pro Se, AA ~~ABE~~ PAID

June 25 2004 - FRIDAY

June twenty-fifth (25th) 2004

95¢ Kinko's, INC for copies on my Discover Card Ten (10) in all

IRS	4 (four)
my MA Driv. LCNS	2 (two)
LIVING Church	3 (three)
my Driv. LCNSE	1 (one)

I miss a receipt. I hurry to see if I may find it but the outlook is pessimist-ic. It was is for J+S Mobil of yesterday. No I shopped elsewhere yesterday.

~~[illegible]~~ copies of USA IRS letter today + receipt of today + Yesterday of my newspaper purchase at J+S Mobil + ~~[illegible]~~ 7 Eleven 2:55 P.M.

Lawyers Stationery 3:20 PM at pro (I am); pay $11 - (USD My Discover Card

I search + search for an article) Can't find - it's now 3:48 PM.

4:12 PM, I sit on brick wall of SEYBOLT PARK. It's hot I sweat my LOAD is heavy

4:54 PM I sit on sticky Bench! I got here ~~hot~~ hot sweaty Long hike here, I use large Men's room I urinate + I flush urinal after me. then I wash my hands with soap and water I can't find a towel I drank two (02) cups (08) ounces of water. I [illegible]

JOHN J. CRAPO Also Sc. A ALMBE PAID
25 June 2004 - FRIDAY
MY Teeth
5:15 PM - LOUD NOISE OF Shout-
ING AS I Printed PVT PETER
CRAPO, Sons MR JOHN CRAPO
WAS Near here IN MID 1770's
on back of MY HANES T SHIRT
MY Meal ticket # Sixty-EIGHT (68)
5:25 P.M
6:25 PM on FLR Three (03)
I ascended stairs - Went to BINS - dim-
ly lighted - several feet from Men's room
I put sheets + slip on bed gently. Man
IN Bed NOW
Man # 3109 complained employee called
clinic to ask it to send someone up
here to investigate. Sounds of Neck pain
+ heavy breathing. Man held on to his
Neck as he got down on Bed.
Light now on 6:28 PM
5:37 PM I climbed stairs to FLR two (02)
familiar appearing employee on duty. I put
my cart between Lock-Wall Lockers. Slowly
I put my box some my things into Locker
6:30 PM NURSE clinic staff here

Man unresponsive
stat of 65 6:34 PM ambulance 911
called Laymen in presence of Victim
I got pajamas but not size I wanted
talk with familiar appearing man
I drank one (01) cup of water.

122

PAID

John J. CRAPO moge AAAB
June 25th 2004 Friday
ethanol odor staff said + 6:37 P.M.
nurse said man will go to hospital
Man IN alcove talked about his
life + he said there is a shelter near
here but he prefers this are because
he drinks alcohol I said I'M alcohol
free. He inquired of Me + I said I've
applied to other places
I Went to shower upon securing
Locker and I took my cart with
Me. I showered I used green soap
6:41 P.M. Boston PD Police here and
ambulance personnel as well with
MR MAXIMO Garcia - pather - lease equip
MR MAXIMO GARCIA agent old Man
to shampoo and to Wash my
self I Washed + then rinsed
off I did AND I used my Hanes
shorts as Wash cloth. I then dry off
and I put on my robe and I taken my
6:45 P.M. it is now
cart to room by stairs to 3d
FLR. I dry off and apply My RAZer
Personnel busy With Victim
6:49 PM
Body Lotion to sensitive
areas
IN Mean time a Jamaican looking
employee Went hurrying
through 3d B 2nd floor and a
Man was sent to second FLR

PAID 23

John J. CRAPO, pro se. [illegible]

June 25th 2004 Friday

room accessible from room to stairs to FLR three (03) Mr Juan T said he'd be back

When I went up stairs Mr Juan t hadn't come back

"Hyperventilation" used by ambulance person

up to FLR three (03) I went.

6:55 P.M

Medicine given to make person breathe because ambulance person said he failed to breathe a "Minute ago.

6:56 P.M. Man taken from here.

6:59 PM Light overhead off/NM

addendum when I was in FLR two (02) I heard a familiar appearing person refer to the USA Vice President as having "interviewed a crooked Senator..."

~~7:05~~ the occupant of Bed # 3108 here now

7:05 PM

Dear Bed neighbor

I don't know your Name # 3108 your bed was used by [illegible] emergency Medical personnel who were just here who just left

There was a situation in next bed to you + person then

124

JOHN J. CRAPO-Pro Se, AA, [illegible] PAID

26 JUNE 2004

~~taken from here by the authorities~~

I Write YOU this brief Note as courtesy

Sincerely + hurriedly

John J. CRAPO, Pro SE

7:15 PM to 9:05 PM I slept some I Use toilet + Urinate I flush after me I Wash my hands in Soap + Water + I Use my towel so to dry my hands.

at 9 PM lights went on + two (02) employees looked under some mattresses then lights Back off

9:13 PM to 10:40 PM I slept some I Use men's room I Urinate + Wash my hands with soap and Water + flush toilet - I flush toilet

10:45 PM to ~~2:2~~ 2:10 AM I slept some I Use men's room I urinate in urinal I flush it + I Wash my hands IN Soap AND Water

I sat in so called reading rooms my feet hurt + [illegible] I ache

2:37 AM to 4:10 AM I slept some I Use men's room I Urinate + I Wash dry my hands I Use soap water + towel

4:13 AM to 4:37 AM I DIDN'T sleep - Loud [illegible] + [illegible] noises

5:38 AM IN Back Room

Someone familiar IN [illegible] -

John J. CRAPO. pro se. PAID
26 JUNE 2004 - Saturday
once complained of "cat litter"
Sometime later in night - there was
loud noise - someone in men's room
fastened tight in it asleep. By phone
theory verbalized that person had been
"drinking" and taking drugs same time.
5:31 AM on FLR one(01) a familiar
appearing person - whom on FLR two(02)
was in conversation with someone - else also
familiar appearing about historical
personalities thanked me for - once
at lowest point yielding so he could get
by
IN large men's room eastern wall
one set of faucets I couldn't find them
6:30 AM on FLR as I came from cafeteria
to Back Room washing Ticket # 4004 date 6/25/04
earlier before breakfast for my Bed Ticket #
4069 Date 6/25/04 Reverse of Ticket # 4004
has 8:30 P.M.
5:50 AM By white Box I want I waited
Waited By 6:03 AM Line moved ahead - there
was a false start at 5:58 AM. at cafeteria
a familiar appearing employee I passed
on my right. Someone familiar appearing was
INFRONT of me - holding a cup I pretty difficulty
put my cart next to metal railing
railing a chair (straight Backed) only
two(02) I put IN corner outside utility closet
then with some moving about other things they
I arranged my cart. I went to end of Stairs

JOHN J. CRAPO. pro Se, [illegible] PAID
26 June 2004 - Saturday
@ breakfast line - near floor fan -
with Long cord irregularly put on floor
6:07 AM I went through line + I sat
at table next to door outside I had view
of my cart et cetera my meal was
about 6:45 AM a familiar appearing
person fraternized with a familiar appearing employee
6:11 AM Cereal, sugar crueller, banana
coffee, frozen apple juice I had my IBU-
PROFEN AND Calcium with Vitamin D pills
in it. Sugar was within easy reach
6:26 AM
on my way to dish washer area
a man ~~FRIED~~ Blocked my exit - MY
plastic Bag next to my cart ~~trash~~
was on floor sideways. I'd put it at
my cart ~~upright~~ upright
7:01 AM a familiar appearing
employee and person were
making various physical gestures
with each other. ~~Next~~
By 6:30 AM I ~~exited cafeteria~~
EXITED CAFETERIA
During late evening (addendum)
I noticed a familiar appearing person
in dark approach bed on which
man was on Who Was subject of medical
situation - come to bed + quietly stood
over and take divers things after he
departed I got up and found a

John J. Crapo. Pro Se, AA [illegible] PAID 27

26 June 2004 - Saturday Addendum

Wrappers of bandages + under bed next to mine #3102 I found a [illegible] cap - which I can't find right now

4:37 AM I'm fatigued - I'm drowsy - I ache I want bed rest. I put on my boots, lacing them, too. I quietly gently removed sheets from bed, and took them to bins. ~~several feet~~ a few feet from men's room. On way I noticed a familiar appearing employee. I went into men's room. I noticed electric wall outlets. I use closet. I had a small bowel movement but not enough. I flush hopper. I wash my hands with soap & water & I dry my hands with towel. I go to bed. I fasten satchel to my loaded cart. I devoutly knelt and quietly glanced under bed. Devoutly & ~~q~~ silently I prayed for peace, peaceful reso- [illegible]

7:24 AM a familiar appearing ~~person~~ went by - making a gesture at me & another but a person made a loud noise going to back yard

7:27 AM Announcement "the ~~police~~ ambulance is here." ~~I hope they have the~~ A familiar appearing employee said "I hope they have the police WITH THEM..."

A familiar appearing person [illegible] "Bridgewater needs to [illegible] for you..."

resolution of my troubles [illegible] my executor nominee has a good day.

7:30 AM ambulance personnel go [illegible]

128

John J. CRAPO. pro Se. [illegible] PAID

26 June 2004 - Saturday

back yard, Westerly

7:33 AM my foot aches

From p. 27 (Before 4:55AM) I write my robe on over pajamas - my blanket neatly folded (it was/is tattered) & I put it under pillow I collect my things and I go, taking my things cart etc to stairs down

7:35 AM Ambulance persons come IN with person & Wheel "Him" towards East Berkeley St entrance of this place

at FLR [illegible] a [illegible] appearing person on duty about 5AM

"New York 08" on him (7:42AM)

an aggressive appearing person demanded someone on a [illegible] have shower

#3065T 5:29AM 26 June 2004

8AM I've departed the large men's room 7:45AM IN toilet closet I was. as I walked to it I was shoved from behind me. Slowly I walked FLR had towels, paper towels, toilet paper, clothes etc. on it hard to walk on my hands are dirty 8:05AM I returned to large men's room on easterly

John J. CRAPO, Pro Se, A [illegible] PAID
26 June 2004 ~~Saturday~~ Saturday
side I Washed My hands with Soap
+ Water - at sink next to urinal.
I had my Bowel Movement before 8 AM
I flushed toilet after me + I Went to
sink next to Wall easterly + I Washed
my hands with soap and ~~water~~ WATER
about 5 AM IN 2d floor slowly I dressed + undressed. I couldn't Find my Procter
& Gamble anti perspirant. IN process there
were familiar appearing people IN alcove
there was talk of the so-called medical
emergency of last evening. I said I
noticed one person who was at Bed
next to one (01) victim was on - left it
+ Went to end of row of beds - and two (02)
bed away - other direction (?) (Southerly) some
one was IN Bed, + Watched scene from bed.
During this talk a familiar appearing
man entered alcove + opened Wall
Locker #3065 T - it was about 5:29 AM
The person whose bed was next to one
victim was on was at alcove and I told
him presence of all about the man
Who came + took scraps ◎ like this
off floor + put them IN his pocket
I said I Noticed him leave that area +
go to end of row - He questioned this +
I said "You're a witness... there could
be an inquest or other investigation of all
that - that which happened
I put pajamas + Towel IN to BIN

JOHN J. CRAPO pro Se AA PAID
26 June 2004 Saturday on two(oz)
trips ... etc etc. I went down stairs
akwardly as I descended many
rushed by me.
8:22AM
8:35AM Bed# 3072 Date
06/25/04 next to empty Bottle sidewalk
& Berkeley St alcohol "Malt" listed
Cervec... (?) on label much
label torn off J.J. Foley's & Sons other
side st at roll up door of Ching Wing
Printing...
9AM at 7 Eleven 1306 Washington St
Boston choc chips Delux - 3.94 receipt
a problem
I sat on bench in Peters Park B Herald
today 76°/60° chance of showers
SUNDAY 79°/61° mostly sunny
Monday 76°/59° partly cloudy
Cambridge (MA) person an 18 YR old victim
of shooting Shawmut Ave Boston a witness at
intersection of Herald St & Shawmut Ave reported
his/her observation
IBUPROFON
at 7 Eleven I was distracted I couldn't
find zipper to close my waste belt pocket
Ms Stary Mr Will Trumpster ask "Mom" Why
"do you always pit me against my brother".
The Phantom - The Navajo has gone but many
locusts remain
9:46 AM a noisy person next to me
I'm on bleeches

JOHN J. CRAPO, pro se. AAABE PAID

26 JUNE 2004 Saturday

I field a game of sorts on many people here - Man watches me. He was wearing shorts + shoes otherwise undressed & he was dragged a cart with him

MMV Reg# 4460 VV XE-VS Nissan vehicle on sidewalk 9:50 AM most are dressed

MB 2516 - truck on Perrys Park - a dump truck

10:54 AM at self storage

10:58 AM at FLR 04 (four) 500 - 60" (timer) switch light at exit to stairs - 70" to 60" timer switch my fatigue Oh, oh, etc etc

11:15 AM I searched for my 2004 World Almanac ... etc [illegible] my Visine artificial tears to my eyes

I work in Midst of inconvenience some space mine is occupied in hallway outside my storage by person next on my left

My left who has placed many objects

It's hot + I sweat Light isn't as nice as I would like it

12 NOON Light out man in nxt locker to my left turned switch by exit by stairs [illegible] (60 Min)

12:50 pm I turn light switch from 15 Min to 60 Min at Exit down by Stairs

My filing Hon USA Tax Ct, Hon Probate Ct + to Hon City License Bd + Court courtesy copies

EXXON MOBIL CORP. CMRRR FORW/

MA REG OF Motor Vehicles

DOUBLETREE HOTEL

SEC DROWSINESS FATIGUE

John J. CRAPO, MS. Sc. AA ABE

PAID

26 June 2004 - Saturday
USA Heritage Court
City of Boston LIC BD
Trial Ct Hon Probate
Mention of a Capt Kirk on radio
played by person in Next Box - program
listen to in a distance
1:50 PM Light out broken
1:57 PM Light out broken
2:25 PM. I Use men's room myself
I flush & toilet splashes me no soap I wash
with water can't find towel I couldn't
find soap
more Ks 4 [illegible]
[illegible]
[illegible] - 1202 (My Discover
Card) receipt No has Good as
I'd like it 2:55 PM I couldn't find a
Knife one of employees of restaurant at door
3:20 PM IBUPROFEN when leaving
3:45 PM corner Harrison Ave at
E Berkeley St Bad ticket # 4018 dated
6/25/04
3:50 PM inside Park Place St INN
men's INN, Homeless Men's Shelter 3:55
PM Cup of water I drank person before
me at water Box got two (02) full cups
I got water by tipping box. Water
was cold.
4:08 PM a [illegible]
employee greeted me at door
[illegible] search I went to [illegible]

PAID

John J. CRAPO pro se, 44. A
26 June 2004 Saturday room when ~~room~~ I brushed my teeth 4:15 PM / apply my using artificial tears to my eyes.
4:40 PM I applied PtLe orange powder laxative with water, I shave some with Gillette Shaving cream & Two (02) CVS shavers.
I got my clean intimate attire for tomorrow
IN meantime a familiar appearing person appeared & is annoying. ~~His~~ He said he want money & he said he'll get me two (02) lockers here. I told him not to represent me.
When I opened my locker I Noticed IN it's hungers ~~are~~ someone's clothes.
4:58 PM my meal ticket ~~#~~ 45 (forty five)
6:10 P.M. on FLR Three (03)
5:15 PM upstairs to FLR two (02) from FLR ~~one (01)~~ ONE (01)
6:10 PM once here by 6 pm I got sheets & slip from BIN about Three (03) feet from Men's room area dimly lighted not as much light as I want. I made Bed. It's hot here. too warm.
5:15 PM upstairs, I went. It was hard. Many hurried before me as I lugged my heavily laden cart up stairs.
GARCIA / GRACIAS
I got to alcove I encountered SNUBBING & ostracism. Overs persons complained I was IN way & explained I ~~still~~ work on my Tax COURT Case. one (01) man who has locker # 3107 waved his arms & fingers at me IN threatening man

John J. Crapo. Pro Se. AA [illegible] PAID
June 26th 2004 - Saturday
nes inspite my protest and my object-
ions to that conduct. Someone else
objected to me & I said I plan to live to be
one hundred years old - for me that's -
three (33) years more - and I said I'm in
[6:33 PM. Bang, Bang, Bang.]
no hurry to die.
Before 6 6 PM I ~~hurry~~ put my
things in Locker - stuffed / bulky
Bag, et cetera.
I went to shower room with my
cart. Before going I told familiar
appearing employee on duty. Last
Night was difficult ~~on FLR three (03)~~
~~for me~~ ON FLR three (03) FOR ME, AND
there are other troubles, Very Serious
I got pajamas - No size
prefer shown. I showered with green
soap & I shampooed I use my intimate
apparel (shorts) as wash cloth. I rinse
off & I took my cart & my black tote
Bag with me I had my robe on
to alcove. There I took off my robe
6:40 PM I hear a familiar appear-
ing person who noisily was sleeping
saying "Fuck, Fuck ... " etc.
Later I applied my lotion
to my chafed areas. Then I put on paj-
amas & I put my Pfizer lotion
back into my satchel - which I
Zippered up -

John J. Crapo Pro Se

JUNE 26th 2004 Saturday

I went to room by 3d FLR's Stairs & I couldn't find my Tote Bag. I went to hallway to Shower & I couldn't find it. I [illegible] under Neath the bench. The [illegible] nasty threatening man was seated on [illegible] late this afternoon. I drank Cup of Water & then to room by Stairs to 3d FLR & then UP Stairs I went

6:50 PM to 12:40 AM I slept some

I Use Men's room I urinate & I flush toilet after me I wash my hands with [illegible] water & I dry my hands with towel. I ~~sit in~~ Write IN so called reading room. Lots & Lots of Noise

12:48 AM to 4:40 AM I WISH Rest I DIDN'T sleep as much as I Wanted I've Fatigue & serious pain. I'm Despondent!

Hopper Stopped UP I couldn't employee to report it. I Need to have Bowel Movement. Door on one closet [illegible] I can't Find 3d Hopper IN USE AKWardly I WRITE (I Was Disponden't 6:48 AM)

5:35 AM (5:24 AM) on FLR [illegible]

I sit ~~in~~ on circular seat of ~~bench~~ table Next to Circulaire

on landing coming DOWN 4043 6/26/04 4042 6/26/04

5:35 AM IN large Men's room I urinate Brush MY Teeth & I ~~splash Wash~~ Splash

PAID

John J. CRAPO, Pro se, A.A.ABE
27 June 2004 - Sunday
Water on my face AND I brush my teeth
UP IN alcove We talked of important
persons, genealogy significant - and
arranging it on a chart, etc
4:40 AM
alcove 5:25 AM
3058T is the No. on Locker)
previously noted today Locker #
is 3068T. Many that locker asked
how I Am & I Said embarassed
02-15 (6:16 AM) user "Friend" (familiar
appearing person).
I sit on round seat near TV (6:20 AM)
I Need a bowel movement
5:50 AM (5:55 AM) at White Box
5:55 AM a familiar appearing person
~~Wave~~ (employee) Waved to me I went up
ramp - joined ~~line to~~ front of line to
cafeteria 5:59 AM I sat at table between
urns - serving counter (empty ~~cups~~, etc cups,
etc) My Meal coffee (some grounds in it)
Cereal (bowl of them)), milk, frozen orange
juice, donut, banana I had MY IBUPROFEN,
calcium with Vitamin D. about 6:14 AM)
exit Cafeteria via Dish Washer area,
then by metal railing. When I got to
cafeteria I put my cart carefully by
metal fence Utility Closet door open but
lights out in it
4:55 AM I was in alcove after my
climb down stairs

JOHN J. CRAPO, PRO SE, AA ABE
27 June 2004 - Sunday
6:48AM I sat on bench I couldn't find a seat bench IS IN Backroom Westerly IN 14(?) Square ZONE to exit to (upstairs - southerly SIDE)
Someone tall satdown + than got UP and departed.
PINK card on floor ~~under neath~~ UNDER-NEATH A metal closet door
"John BUBldin (BVbldin) INFormat-
Lobby (LOBBY ... ION IN
6-26-04 (-04) parenthesis
Ned" added.
4:55AM to about 5:25AM a familiar appearing groom (employee) unlocked Locker for me asking me how I am + I said "I'M EMBARASSED.." my cart I hid (top38)
7AM I couldn't Find my WAISTE POUCH. I FOUND it
7:01AM a familiar appearing person looks this way. IN corner seat of table between mats (IN pile) and someone on a bench stretched out next to shelf of clothing WINDOW
13½ SQUARES ↕ IN space 1 side on wall this way to wall - someone uses floor 3½ squares width 11 (eleven squares) Long as bed - underneath a red box + space Between wall and hinge area of door is four (04) spaces three (03) squares wide is area of Bench - 3½ SQUARES IS distance from wall + edge of door MY Cart IS about same width as bench upon which I sat and width occupied by Man on FLOOR

JOHN J CRARO, Pro Se, [illegible] PAID
June 27th 2004; Sunday
Who leans partly on Wall but his foot
is extended edge of fourth (04) square
I can't find my [illegible] I notice man's
body goes up and down - as he's on f/k,
above his buckle there is some bare anato.
my and ~~man~~ person uses a check shirt
also a Sweat shirt to [illegible] rest partly
on - but other part of his anatomy direct
ly on floor
cont. from p.37 Between Wall lockers,
slowly I undressed - then I dressed. I could
not find my Procter + Gamble antiperspirant
"They are all like that..." a familiar
person proclaimed 7:15 Am at South Easter-
ly corner of table. "all right guys have a
good day" person said ~~7:20 AM as I [illegible]~~
~~many at said table~~ 7:20AM Man
left Table 7:20 AM As He stood up, put
things in Bag + left table Many at table I
Noticed
Many distractions I encounter. I put
pajama ~~top, bottom~~ top, bottom + towel in
~~a hamper~~ bin I drank eight (08) ounces
Water ~~[illegible]~~ rather four ounces
of Water from fountain on two (02)
~~occasions~~ occasions. a familiar [illegible]
person arrived and he talked of two (02)
relations - one a "GOVTMNT AGENT" he
said is dead - and one whom he said
placed bets for CONSUMERS I asked
him if the bet makes was the

John J. CRAPO-Pro Se A. AID
June 27th 2004 Sunday
same one involved with an important
robbery well publicized during the
the last millenium & he said NO
I stop now to prepare my Projects
list:
Buy SUNDAY Newspaper, second meal
to copy center, to US PO (at FT PT)
25 DORCHESTER AVE, to self Storage
Before 5:30 AM a familiar person
arrived & used Locker # 3068T - who
greeted me. I said "I'M embarassed - -
I'M BRIEF. I collect my things I left locker
assigned to me UNSECURED - to Stairs. I Went.
Addendum - Yesterday afternoon IN large
men's room - late. I DID shaving
6:28 AM as I entered large men's
room Westerly side a familiar person
Who uses used sink greeted me AND I acknow-
ledge his being polite to me. I proceeded to
east side of LATRINE. I found a closet
7:52 AM a familiar appearing employee
who has "BRAV- - - " on himself greeted
person 7:54. a familiar appearing person
put something into a see through bag
7:56 AM "COMM'N THOMAS Stop Fucking
AROUND - - - " 7:58 AM person on bench SCRATCHES
(Bench ahead of me by clothing WINDOW)
Which WAS dirty I Had a Bowel
Movement but Not as much as I Wanted
I Flush hopper & I departed closet. a familiar
appearing employee was between closet and

140

JOHN J. CRAPO-Pro Se, AA-ABE PAID
27 JUNE 2004 - Sunday
the urinals when I exited closet I went to
sink where I washed my hands with soap
and water. I couldn't find a towel. I exited
the latrine
8:10 AM at table between clothes window
& exit to latrine a game in process Someone
familiar with a presi- famous sounding
name diminuative, watches ~~game~~ GAME
4:40 AM my Boots on & laced I carefully
remove sheets from Bed & cautiously I walk
to bins - 3-4 feet from Men's room in dimly
lighted area with not as much ~~as I Want~~
Light as I WANTED I go to Bed quietly Many
in Bed I go to bed carefully fold torn
blanket. I devoutly knelt, glanced under
Bed, silently prayed for peace
peaceful resolution my troubles and
that Mr W.P. Segarro my executor nominee
8:20 AM gentlemen in ten minutes you
must depart the back area -
has good day. I grasp my belongings
& I go up steps to threshold
and down stairs at 4:55 AM
attendance ~~start~~ during
night drives familiar employees
come & go through door on 3d floor
more & less activity abt 8:23 AM
8:31 AM afterwards I exited BLDG &
went out upstairs - someone a familiar app.
early person squeezed me. I was
jammed up against door & my clothes

John J. CRAPO, Pro Se, AAKABE PAID
27 JUNE 2004 Sunday

left	right

From out. INSIDE STAir reverse

caught on the door's attachment
I Write on stone wall of alley
from Harrison Ave. as I walked
it, a familiar unkempt employee
walked from the entrance
of alley towards central part entrance
to 44 Pine Street Men's INN. Employee failed:
While I Write a familiar unkempt
persons or (01) other - with cart came
to rubbage barrel. IN cart two (02) large
Bags & divers other things, or namely a stone
a jacket - of a suit (?), in Barrel, bottle
bottle, empty/used food receptacles, a
bag & a box with printing on it "... it's
the s..." Skechers Sport, something that
said "Light" on it
failed to acknowledge me
8:40 AM IN back yard some seated
there who smokes
~~others in alley (alley)~~ some others IN
alley
9:27 AM entering State Transportation Building
Lobby. I push button & woman comes rushing
out that door when there are three (03) I.D.
handicapped button. Someone - by post
USING TOP of post as table - another person
opened door it didn't need to be because
there is a button for me to push
at 7-Eleven 8 Park PLZ about 9:20
AM I bought coffee & 7-Eleven nut, fin cup

John J. Crapo pro se ~~[illegible]~~ ABE PAID
27 June 2004 - Sunday $8.38
JAVA CITY with it I got another liner
also smoked turkey
Fruit cup with Fork
Boston Sunday Herald
9:35 AM

JAVA FRESH BREWED 9 BREW ← liner a dream wouldn't it
Be nice all inhabitants of ky
trained as handicapped - senior
citizens guards + be officially
authorized with police powers to
Pine St. INN Men's INN
Homeless men's shelter
command respect for
handicapped + senior citizens as
they go about performing their duties
24 hours daily, every day, Sunday, holiday
of year
hermit
Phantom - confers with ~~the~~ ~~wise~~ man (Mr)
Mozz ~~[illegible]~~ Ms Starr is under impression
man who met her is Flash Janitor
Prince Valiant - "Prince" Galan's Next Quest
central region of Sanai - allegedly north
of where rich TORQUOISE MINES were
are and he heads there ~~with~~ WITH
A GUIDE BLONDIE Ms BUMSTEAD or?
BUMSTED dejected by her husband failing
to acknowledge their Wedding anniversary
Question will MR KERRY cross
picket lines to address conference of US
mayors. Question about of Framingham

John J. CRAPO pro se. AH ABE PAID
27 June 2004. Sunday
PLC OFCR being denied transferred as a USARMY National Guardsman (& his family losing TOWN OF FRAMINGHAM hlth benefits) to IRAQ

Cardinal priest at Santa Susanna at Rome, ITALY remains His Emminency Bernard Francis Cardinal Law, a Roman Catholic Archbishop of Boston Emeritus. It's "home" to English Speaking Roman Catholics at Rome - many of whom are in Corporate & diplomatic jobs. The late Cardinal & then Archbishop Cushing created Saint Susanna's Parish at Dedham (MA) upon his being named Cardinal priest of said parish at Rome - Cardinal Law is head priest at a major basilica 6 (six) Blocks from said St. Susanna's

Haverhill $375,000 Dutch colonial 4 bedrm, 2 Baths Cambridge 950,000 Victorian 5 bedrm, 3 bath

IBUPROFON

today 79°/58° mostly sunny, pleasant
Monday 78°/59° partly cloudy skies
Tues: 77°/60° Slight chance of showers

Someone says if she won the State Lottery she is not sure if she would tell anyone she won it

Inattentively I've glanced at Boston Sun Herald

Pasted a fresh Fruit Label on to Crane's paper 11:07AM
H:5 11:49AM Kinko's, INC Center PLZ.

JOHN J. CRAPO pro Se. A.A. [illegible] PAID

27 June 2004 - Sunday

-21-39 self service removal made 1:05 PM

Not my idea as how to spend my day

My filing for the Constitution Courts & diverse others

I Need to urinate

1:30 PM ~~troubles~~ troubles getting my comes right. At this point forty-five (45) more masters

1:48 PM More self service comes trouble

136 (one ~~hundred~~ hundred thirty-six) self service comes 2 P.M.

PAID


CERTIFIED MAIL
103 1010 0003 3507 3656


UNITED STATES POSTAL SERVICE
9268
83707
U.S. POSTAGE
PAID
BOSTON,MA
02114
JUN 30, '04
AMOUNT
$9.80
00068390-10


PRIORITY MAIL
UNITED STATES POSTAL SERVICE
LABEL 107, JUNE 2000
www.usps.com

RETURN RECEIPT REQUESTED

To: IDACORP INC ATTN PLEASE CORPORATION SECRETARY

MR ROBERT W STAHMAN, ESQ OR SUCCESSOR AS

ACTNG CORP SECRY

1221 W IDAHO ST

BOISE ID 83707-0070

From: JOHN JENNINGS CRAPO, PRO SE
AA, ABE HOMELESS IDACORP
SHAREHOLDER
PO BOX 400151
CAMBRIDGE MA
02140-0002

RETURN RECEIPT REQUESTED

ADDRESS CORRECTION REQUESTED


ReadyPost

D O C U M E N T   M A I L E R

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 21, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: IDACORP, Inc.
Incoming letter dated September 29, 2004

The proposal relates to travel expenses.

There appears to be some basis for your view that IDACORP may exclude the proposal under rule 14a-8(h)(3). We note your representation that IDACORP included the proponent's proposal in its proxy statement for its 2004 annual meeting, but that neither the proponent nor a representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if IDACORP omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response will also apply to any future submissions to IDACORP by the same proponent with respect to any shareholder meetings held during calendar year 2005 and calendar year 2006. In reaching this position, we have not found it necessary to address the alternative basis for omission upon which IDACORP relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel